Form 20-F
WESTERN WIND ENERGY CORP
filed 2004-08-02
CIK 1271131

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2004, or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number _____________

Western Wind Energy Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(Address of principal executive office)

(604) 781-4192

(Registrant's telephone number, including area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:

As of January 31, 2004: 12,141,491 Common Shares without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 Item 18

TABLE OF CONTENTS

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS *

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE *

ITEM 3. KEY INFORMATION *

Selected Financial Data *

Risk Factors *

ITEM 4. INFORMATION ON WESTERN WIND *

History and Development of Western Wind *

Business Overview *

Organizational Structure *

Property, Plants and Equipment *

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS *

Operating Results *

Liquidity and Capital Resources *

Research and Development, Patents and Licenses *

Trend Information *

Off-Balance Sheet Arrangements *

Tabular Disclosure of Contractual Obligations *

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES *

Directors and Senior Management *

Compensation *

Board Practices *

Employees *

Share Ownership *

Options to Purchase Securities *

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS *

Major Shareholders *

Related Party Transactions *

ITEM 8. FINANCIAL INFORMATION *

Consolidated Statements and Other Financial Information *

Significant Changes *

ITEM 9. THE OFFER AND LISTING *

Markets and Price History *

ITEM 10. ADDITIONAL INFORMATION *

Share Capital *

Memorandum and Articles of Incorporation *

Material Contracts *

Exchange Controls *

Taxation *

Documents on Display *

Subsidiary Information *

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK *

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES *

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES *

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *

ITEM 15. CONTROLS AND PROCEDURES *

ITEM 16. [RESERVED] *

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT *

ITEM 16B. CODE OF ETHICS *

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES *

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES *

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS *

PART III

ITEM 17. FINANCIAL STATEMENTS *

ITEM 18. FINANCIAL STATEMENTS *

ITEM 19. EXHIBITS *

SIGNATURE *

GLOSSARY

The following is a glossary of terms and acronyms that we us throughout this annual report.

"AEPCO" means Arizona Electric Cooperative, Inc.

"Aero" means Aero Energy LLC, a California Limited Liability Company and a wholly-owned subsidiary of Western Wind, which was incorporated on February 26, 2002.

"APS" means Arizona Public Service which jointly owns and operates the largest nuclear generating plant in the United States, the Palo Verde Nuclear Power Facility.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"credit trading" means purchases, sales, or donations of credits to meet individual, corporate, or institutional (governmental bodies, educational institutions, or non-profit organizations are examples) goals for environmental quality, or to meet the requirements of environmental or energy policy regulations.

"EWP" means Eastern Wind Power Inc., which was incorporated in New Brunswick, Canada on July 10, 2002, and is a wholly-owned subsidiary of Western Wind.

"Forward-looking statements" means statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans.

"GHGs" means Greenhouse Gases, which are emissions that are generated from the production of electricity derived from generating facilities that consume fossil fuels. Such gases are typically carbon dioxide, nitrous oxides, sulphur dioxides and other particulate emissions.

"kW" means kilowatt and "kWh" means kilowatt hour or 1,000 watthours.

"LADWP" means the Los Angeles Department of Water and Power.

"MW" means megawatt or 1,000 kilowatts and "MWh" means megawatt hours or 1,000 kilowatt hours.

"NB Power" means New Brunswick Power, the province's electric utility company.

"Noon Buying Rate" means the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

"PURPA" means the Federal Public Utilities Regulatory Policies Act of 1978. PURPA, which was passed as part of the National Energy Act, was intended to encourage the conservation and efficient use of energy resources and to encourage the development of alternative power supplies capable of displacing the inefficient use of oil and natural gas by electric utilities.

"PV" means photovoltaic power.

"Renewable Energy Technology" means a technology that converts one primary form of energy into another form, mainly electrical, where the primary form is derived from a fuel source that is sustainable and non-depleting.

"Sagebrush Line" means the transmission line which runs through our property in Tehachapi, California.

"SCE" means Southern California Edison Company.

"U.S. GAAP" means United States generally accepted accounting principles.

"Verde" means Verde Resources, a California partnership.

"VRC" means Verde Resources Corporation which was incorporated in Arizona on August 8, 2001 and is a wholly-owned subsidiary of Western Wind.

"wind lands" means lands suitable for the development of wind energy electrical generation facilities.

"WND" means the symbol of Western Wind under which shares are traded on the TSX Venture Exchange.

PART I

Statements in this annual report that are not based on historical events are called "forward-looking statements". These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to the future market size, our business, and our future operating performance. When the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and similar expressions are used, they are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of those risks and assumptions are set out under "Risk Factors" below and include, but are not limited to:

    our requirements for additional financing;
    the early stage of our development;
    our prospects for achieving profitability;
    meteorological changes that could affect our business;
    environmental risks;
    rapid technological changes in the industry in which we operate;
    we may not be able to sell any electricity;
    significant competition exists in the industry in which we operate;
    regulatory and economic risks such as changes in government policy and legislation and/or a reduction in the demand for wind generated electricity;
    our ability to hire and retain key personnel;
    actions by government authorities, including changes in government regulation;
    our ability to execute prospective business plans; and
    misjudgements in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. You should not place undue reliance on forward-looking statements, which apply only as of the date of this annual report.

In this annual report, please note the following:

  references to "we", "our", "us" or "Western Wind" mean Western Wind Energy Corp. and its subsidiaries, unless the context of the sentence clearly suggests otherwise; and
  all references to monetary amounts are in Canadian dollars, unless otherwise indicated

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for the five fiscal years ended January 31. Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("U.S. GAAP") to our financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 19 to our consolidated financial statements included in this annual report. The information in the table was obtained from the more detailed consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, Item 5. "Operating and Financial Review and Prospects".

Canadian GAAP
	Years Ended January 31,
	2004	2003	2002(1)	2001	2000
	(Audited)

Revenues	Nil	Nil	Nil	Nil	$72,530
Net Income (loss)	($1,603,509)	($1,411,544)	($549,274)	($90,408)	($611,227)
Net Income (loss) per share
Basic	(0.15)	(0.17)	(0.12)	(0.02)	(0.25)
Diluted	(0.15)	(0.17)	(0.12)	(0.02)	(0.25)
Total assets	$3,300,913	$1,920,509	$192,430	$199,839	$236,003
Net assets	$3,128,556	$1,651,931	$73,915	$194,689	$180,097
Debt	$172,357	$268,578	$118,515	$5,150	$55,906
Shareholders' equity	$3,128,556	$1,651,931	$73,915	$194,689	$180,097
Capital Stock	$6,755,996	$4,002,914	$1,244,864	$1,035,864	$930,864
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Cash dividends (U.S.$)	Nil	Nil	Nil	Nil	Nil
Cash dividends per share (U.S. $)	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, fully diluted	10,875,543	8,163,487	4,469,232	4,130,792	2,480,177

  Effective July 2001, we initiated a change in our business focus from a natural resource exploration company to a wind energy electrical generation company. See Item 4. "Information on the Company".

U.S. GAAP
	Years Ended January 31,
	2004	2003	2002(1)	2001	2000
	(Audited)

Revenues	Nil	Nil	Nil	Nil	$72,530
Net Income (loss)	($1,605,459)	($1,412,162)	($577,074)	($94,375)	($455,511)
Net Income (loss) per share
Basic	(0.16)	(0.19) (2)	(0.16) (2)	(0.03) (2)	(0.26) (2)
Diluted	(0.16)	(0.19) (2)	(0.16) (2)	(0.03) (2)	(0.26) (2)
Total assets	$3,300,913	$1,920,509	$192,430	$199,839	$236,003
Net assets	$3,128,556	$1,651,931	$73,915	$194,689	$180,097
Debt	$172,357	$268,578	$118,515	$5,150	$55,906
Shareholders' equity	$3,128,556	$1,651,931	$73,915	$194,689	$180,097
Capital Stock	Nil	Nil	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Cash dividends (U.S.$)	Nil	Nil	Nil	Nil	Nil
Cash dividends per share (U.S. $)	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, fully diluted	10,125,543	7,413,487(2)	3,719,232(2)	3,380,792(2)	1,730,177(2)

  Effective July 2001, we initiated a change in our business focus from a natural resource exploration company to a wind energy electrical generation company. See Item 4. "Information on the Company".
  Restated data included in our initial registration statement as a result of the elimination of certain escrowed shares used in the auditor's previous calculations.

Currency and Exchange Rates

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), for the conversion of Canadian dollars into U.S. dollars in effect at the end of the following periods, the average exchange rates during such periods (based on the daily Noon Buying Rates) and the range of high and low exchange rates for such periods:

	Years Ended January 31,
	2004	2003	2002	2001	2000
End of period	$0.7539	$0.6535	$0.6289	$0.6666	$0.6896
High for period	$0.7880	$0.6622	$0.6711	$0.6944	$0.6944
Low for period	$0.6529	$0.6319	$0.6200	$0.6410	$0.6535
Average for period	$0.7274	$0.6369	$0.6410	$0.6711	$0.6756

The following table sets out the high and low exchange rates, based on the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars, for the following periods:

	High	Low
2004
June	$0.7443	$0.7261
May	$0.7364	$0.7158
April	$0.7637	$0.7293
March	$0.7645	$0.7418
February	$0.7629	$0.7444
January	$0.7880	$0.7496

On July 21, 2004, the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars was US$0.7551 per Canadian dollar.

Risk Factors

Market Risks

We may not be able to finance the development of our business

We currently do not have sufficient funds to fully finance the development of wind farms on our properties located in Arizona, California and New Brunswick, Canada. As we have no other source of revenue, additional funds from further equity or debt financings will be required to complete the site development and to pay the administration costs of operating our business. We will require significant additional capital resources if we proceed to develop wind farms in Arizona, California and New Brunswick and to fund operations and continue research and development to optimize our operations. Additional financing may not be available on acceptable terms, if at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs. Currently, we do not know the amount of funds we will require to construct any wind farms we intend to develop on our properties. The development size of wind farms and the number of turbines will depend upon whether we will be able to secure power purchase agreements and, if so, the amount of power that a utility requires.

We are at an early stage of development and have not generated any revenues to date

Our business is at an early stage of development. We have not begun to generate revenues. Our business will require significant additional investment in equipment and marketing before operations commence. As a general guideline, we anticipate expending approximately $100,000 per month on our day-to-day operations for fiscal 2004. If we proceed to develop a wind park on any of our properties, we will be required to expend a significant amount of funds. Even if we complete construction of wind farms and secure contracts for the sale of wind generated electricity, our business strategy may not be successful. Should our efforts to market and promote ourselves to power purchasers be unsuccessful, we may not attract enough, or any, customers to purchase electricity from us.

We may never achieve profitability

We have accumulated net losses since incorporation of $4,405,502 and we expect such losses to continue as we complete site planning and expend funds on marketing and our ongoing operations. See Item 4. "Information on the Company-Business Overview". We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability. Our ability to achieve and maintain profitability will depend on our ability to construct a wind farm, produce electricity, and sell it at a profit. If we cannot achieve or maintain profitability, we may not be able to absorb financial losses which may occur. If we continue to suffer financial losses, our existence will be in jeopardy and our investors may lose all their investments.

We may not be able to keep up with rapid technological change and expensive technological innovation

The wind energy industry is subject to rapid technological change. New technologies may be developed which may render our operations non-competitive. The pace of any developments may be such that we may not be able to keep pace with technological developments. If we cannot keep pace with the technological developments and become uncompetitive, we may not be able to generate sufficient revenues, or any existing revenues may materially decrease.

We may not be able to sell any electricity, which may result in our inability to generate revenues

While we have entered into a power purchase agreement with APS, and are in negotiations with New Brunswick Power, we are not yet in a position to construct wind farms and we have yet to produce any electricity. We may not be able to secure additional contracts for the purchase of our electricity or, if secured, that they could be maintained on a profitable basis. As such, we may never succeed in selling electricity.

Environmental and Meteorological Risks

Changes in weather patterns may affect our ability to operate our proposed projects

The meteorological data, from which performance projections of a potential wind farm are prepared, are typically collected from a 197-foot (60 meter) monitoring tower. This data may vary from results achieved when a wind turbine is installed. Changing global environmental and weather conditions may also affect the reliability of the data relating to any of our properties. Any wind farm that we develop, no matter where it is located, would be subject to variations in wind and changes in worldwide climatic conditions, generally. The actual wind conditions required for a wind farm to be financially viable may not be present at the sites or, if present, may not continue over the long term. Sudden or unexpected changes in environmental and meteorological conditions could reduce the productivity of our wind farm. Climatic weather patterns, whether seasonal or for an extended period of time, resulting in lower, inadequate and/or inconsistent wind speed to propel the wind turbines may render our wind parks incapable of generating adequate, or any, electrical energy.

Power consumption and weather patterns fluctuate with the seasons, which could affect our ability to generate revenues

The demand for electrical energy does not remain constant during the year and as such our revenues, if any, will fluctuate with the demand. In Arizona and California, consumer demand for electricity is higher during the summer months. Approximately three-fourths of all annual wind power in Arizona and California is usually generated during the spring and summer months. This means that revenues during the balance of the year may be weaker. In New Brunswick, approximately three-fourths of all annual wind power is generated in the fall, winter and early spring.

Environmental damage on our properties may cause us to incur significant financial expenses

Environmental damage may result from the development of our wind parks. The construction of wind turbines involves excavation and the installation and use of concrete platforms. Increasing pressure may come to bear on our company to remove obsolete turbines and to complete reclamation work in the event that our wind farm is abandoned. The costs to complete reclamation work and remove obsolete turbines may be significant. Environmental regulators may impose restrictions on our operations which would limit our ability to generate revenues. We may also be assessed significant financial penalties for any environmental damage caused. Financial losses and liabilities as a result of environmental damage could affect our ability to continue to do business.

Competition Risks

We face significant competition in the markets where we operate from competitors with greater financial resources and established operations and revenues, which make it difficult to attract customers and obtain a market share

We will compete with traditional and alternative energy producers for the production and sale of electricity. Competition among alternative energy producers is increasing and there is no reason to believe it will decrease. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources than we do. Other companies may succeed in building wind farms earlier than us and competing for our proposed customers. Successful research and development by other competitors may render our operations obsolete or non-competitive. Even if we should secure contracts to sell electricity, we may not generate as much revenue as our competitors, which would leave us with less funds to allocate to our marketing, operations, research and development and general business development.

Our business is subject to significant governmental regulation and, as a result, changes to such regulations will affect our business

Although the energy production sector in certain American states, including the State of Arizona, has been deregulated, and independent and small power producers are being allowed to enter the electric utility business, this status may not be maintained. Our operations will be subject to changes in governmental regulatory requirements, including regulations related to the environment. The operation of wind farms is subject to regulation by various government agencies at the federal, state (or provincial) and municipal level. There is always the risk of changes in governmental policies and laws, including laws and regulations relating to income, capital, corporate or local taxes and the removal of tax incentives related to our industry. Currently, there are laws which are favorable to wind-energy producers, such as the requirement in certain States that power purchasers acquire a set percentage of their power requirements from renewable resources. Tax incentives exist in most of the jurisdictions that we plan to operate. These laws and tax regimes may change and no longer be favorable to us, which may cause us to lose customers and revenues.

Employment Risks

Our ability to hire and retain key personnel will be an important factor in the success of our business and a failure to hire and retain key personnel may result in our inability to manage and implement our plans for expansion and growth

We will be highly dependent on, among others, Jeffrey Ciachurski, Michael Boyd, Paul Woodhouse, Darlene Gillis, Michael Patterson, Jeffrey Patterson, Steve Mendoza, and Cash Long because of their experience in the wind energy industry. The loss of the services of one or more of these individuals could impair our ability to manage our company, or to obtain new or maintain existing client engagements. We have not purchased key man insurance on any of these individuals, which insurance would provide us with insurance proceeds in the event of their death. Without key man insurance, we may not have the financial resources to maintain our business until we could replace the individual or to replace any business and client engagements lost by the death of that person. The competition for qualified personnel in the wind energy industry is intense. In addition, in order to manage growth effectively, we must continue to implement and improve our management systems and to recruit and train new employees. We may not be able to continue to attract and retain the qualified personnel necessary. If we are unable to retain or to hire additional qualified personnel as required, we may not be able to adequately manage and implement our plans for expansion and growth.

Enforcement Risks

You may not be able to enforce civil judgements in Canada

U.S. investors' ability to enforce civil liabilities under applicable U.S. federal and state securities laws will be adversely affected because we are organized under the laws of British Columbia, Canada and because most of our officers or directors are not residents of the U.S. In addition, some of our assets and operations are located outside of the U.S., specifically, British Columbia and New Brunswick, Canada. As a result, it may be difficult or impossible for U.S. investors to effect service of process upon us or our officers or directors within the United States. It may also be difficult to realize against us or them, in the United States, upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada may not enforce: (i) judgments of U.S. courts obtained in actions against us or our officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (ii) in original actions, liabilities against us or our officers or directors predicated upon such laws.

You may not be able to enforce U.S. bankruptcy laws in Canada

As we are organized under the laws of British Columbia, Canada and as some of our assets are located outside of the United States, it may be difficult to enforce U.S. bankruptcy proceedings against our company. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the U.S. bankruptcy court's jurisdiction. Accordingly, you may have trouble administering a U.S. bankruptcy case involving a Canadian debtor with property located outside the United States. Any orders or judgments of a bankruptcy court obtained by you in the United States may not be enforceable.

Securities Risks

Our shareholders' interest will be diluted if we issue more shares

We intend to issue more shares as a means of raising capital to fund the development of our business. As a result, when we do issue additional shares our current shareholders will experience a dilution of their proportionate shareholdings in our company.

There are risks associated with making investments in Foreign Private Issuers such as limited investor protections and limited access to information

We are a "foreign private issuer" as defined in the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). As a result, we are exempt from certain provisions of the Exchange Act that apply to U.S. public companies, including: (i) the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership, trading activities and liability for insiders who profit from trades made in a short period of time. As a result, you are not afforded the same protections or the same information that would be made available to you, if you were to invest in a United States public corporation.

Our securities may be considered "Penny Stock" Securities and, as such, broker-dealers may be discouraged from effecting transactions in our common shares which may make it difficult for shareholders to sell their shares

Our securities may be considered as "Penny Stock" securities and may be deemed "penny stock" as defined in Rule 3a51-1 of the Exchange Act. Such a designation could limit the pool of prospective or suitable investors and may impair the development of the public market for our shares or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to the sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of our common shares to resell their shares to third parties or to otherwise dispose of their shares.

ITEM 4. INFORMATION ON WESTERN WIND

History and Development of Western Wind

Name and Incorporation

We originally incorporated as 556953 B.C. Ltd. on January 5, 1998 by filing, for registration, the Articles of Incorporation and Memorandum as required under the Company Act of British Columbia. On March 2, 1998 we changed our name to Minera Cortez Resources Ltd. On January 24, 2002 we changed our name from Minera Cortez Resources Ltd. to our current name, Western Wind Energy Corp. As a result of the introduction of the British Columbia Business Corporations Act ("BCBCA") replacing the Company Act (British Columbia), all British Columbia companies are required to "transition" into the BCBCA. On July 23, 2004, we will ask our shareholders to approve our "transition" under the BCBCA. As part of the "transition", the shareholders also will be asked to approve new articles for Western Wind.

Our registered and records office is located at Suite 1525-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. Telephone: (604) 688-6775. Our business address is 632 Foster Avenue, Coquitlam, British Columbia, V3J 2L7. Our web site is www.westernwindenergy.com.

History

Prior to July 2001, we were a natural resource company involved in the exploration and development of mineral properties located in Mexico. Our property interests were mineral claims we could acquire pursuant to an option agreement dated June 8, 1998. Due to unfavourable exploration results, we abandoned our interests in our Mexican properties by letting the option expire and allowing the property to revert back to the property owner, Novoccidental Minera de Mexico, SA de SV.

Our transformation from a natural resource exploration company to a wind energy electrical generation company began during the fiscal year 2001 when we wrote off the nominal carrying value of our interest in our remaining mineral properties in Mexico. The change of business continued in July 2001 when we entered into a letter of intent to acquire certain meteorological data from Verde (the "Verde Assets"). A formal asset purchase agreement was entered into on September 30, 2001. The acquisition was approved by our shareholders and was finally completed on February 15, 2002. As consideration for the Verde Assets, we issued to the partners of Verde an aggregate of 1,000,000 units at a deemed price of $0.375 per share. Each unit consisted of one (1) common share and one (1) share purchase warrant. Each warrant entitled the holder to purchase one (1) common share at a price of $0.50 per share up until February 15, 2004.

To pursue our new business plan, we began acquiring properties, including the property from which the data comprising the Verde Assets was derived. Pursuant to an agreement dated September 16, 2001, we acquired from HR Investments and CTR Trust four (4) parcels of land totalling approximately 400 acres located approximately 15 miles north of Kingman, Arizona known as Quail Springs, for the purchase price of US$110,000.

Commencing on July 19, 2002, we began acquiring parcels of land from various landowners in the Tehachapi Wind Park, located in California. We continue to acquire suitable land as it becomes available and, to date, we own 1,022 acres. Consideration for the 1,022 acres totalled CDN$1,955,594. To facilitate our operations in California, we purchased, for the nominal consideration of US$10.00, 100% of the membership interests in Aero from Cash Long (50%) and Jeff Patterson (50%).

On December 7, 2002, we entered into an agreement with H.J. Crabbe & Sons Ltd. to lease 4,500 acres of land located in New Brunswick, Canada with a view to developing a wind farm. As consideration for the lease, we agreed to pay the lessor a percentage of annual sales of energy ranging from 1.55% for the first three years of operation to 2.5% from the twelfth year to the thirtieth year, the end of the term.

Between September 12, 2002 and December 31, 2003, we acquired additional land interests throughout Arizona, including an aggregate of 360 acres near Springerville, Arizona which we call the Howling Dog Project. The Howling Dog acquisition was made from various landowners for which we paid a total consideration of US$106,000. We have also made an application, on October 22, 2003, with the Bureau of Land Management, U.S. Department of the Interior, to acquire 22,000 acres of federal land leases, all in Arizona. Our application was approved, and right-of-way was granted, on May 4, 2004. We also acquired a lease on 1,300 acres of land around Cochise, Arizona in connection with a memorandum of understanding with an Arizona power co-operative.

On March 20, 2003, VRC entered into a windfarm easement agreement with REMO, LLC entitling us to conduct wind resource and other evaluations over 8,300 acres in northwestern Arizona. In consideration of the easement, we issued to REMO 100,000 common shares at a deemed price of $1.05 per share. The agreement also provides, among other things, that VRC will pay to REMO a royalty of 3.5% of gross operating proceeds from net energy sales with a minimum annual royalty payable of US$580,000, commencing no later than March 21, 2005.

On September 18, 2003, we entered into an agreement with Mr. Cash Long, a director of VRC and Aero and our Chief Financial Officer, to acquire a one-third interest in the Mogul Generating Facility located in Tehachapi. The agreement was subject to the parties mutually agreeing on the consideration, which has yet to be determined. Both parties had 180 days from the date of the agreement to mutually agree on a purchase price. As of the date of this annual report, we are still conducting our due diligence and the agreement remains in good standing. The Mogul facility, which has been in operation since 1981, is a four (4) megawatt facility capable of producing over 13 million kilowatt hours of electricity per year. Mr. Jeffrey Patterson, who is also a director of VRC and Aero, owns a one-third interest in the Mogul Generating Facility.

On May 3, 2004, VRC entered into a Master Power Purchase and Sale Agreement ("PPA") with APS to sell to APS up to 15 MW of wind-generated electrical energy, as generated by a 15 MW wind park to be erected on our property located in Arizona. We have the discretion to select which one of our properties in Arizona upon which we will build the wind park that will supply electricity to APS. APS shall pay for electricity, for the first year of the term of the PPA, at a fixed rate per kilowatt-hour for the first 32,193 MWh of energy produced, with an annual increase of 2% of the prior year's energy Payment Rate up to 32,193 MWh. The term of the PPA is for a period of ten (10) years commencing on the first day of the month following delivery by VRC to the APS of notice that the first of the 15 MW wind turbines and associated metering and transmission facilities are complete. If, for any reason, VRC is not able to complete the 15 MW wind park prior to March 31, 2006 (the "Completion Date"), either party may terminate the PPA by giving written notice to the other; provided, however, that if VRC has ordered and made payments of at least 15MW of wind turbines at the wind park by March 31, 2006, the Completion Date may be extended to March 31, 2007.

All of our capital acquisitions, to-date, have been located in Arizona, California or New Brunswick and have been undertaken through our wholly-owned subsidiaries located in those jurisdictions. All of our principal capital expenditures currently in progress are financed internally.

For additional information on our properties and the terms of acquisition, refer to "Property, Plants and Equipment" found elsewhere in this annual report.

Business Overview

We are a wind energy electrical generation company. Prior to our change of business in July 2001, we were a natural resource exploration company. During the last three financial years, we have not had any revenues and, as we are still in the developmental stages of our business, do not currently have revenues. Presently, we are focusing on acquiring various land sites with the intent to ultimately produce wind generated electrical energy. Through our three wholly-owned subsidiaries, Verde, Aero and EWP, we actively pursue prospective customers for the sale of electrical energy in each of the three markets where we operate: Arizona, California, and New Brunswick. To this end, we submit bids and negotiate with utilities for the sale of electrical energy. Although we conduct our business through our three wholly-owned subsidiaries, all principal business decisions are made by Western Wind, the parent company.

A power purchase agreement is an agreement with a utility that enables us to sell electricity at an agreed-to price per kilowatt for the term of the agreement. The development of a wind park is dependent upon us entering into a power purchase agreement with a utility. A power purchase agreement normally states the quantity of electricity required by the utility and the price, per kilowatt of electricity. The development and size of a wind park will be dependent upon the requirements of the utility, as set out in a power purchase agreement. As a result of negotiating power purchase agreements, we now must raise sufficient capital, either through equity or debt, to construct wind generation facilities. Based on management's experience, the costs of developing, constructing and completing each one-megawatt of wind park development is approximately US$1,000,000.

To this end, we expect to spend approximately $100,000 per month fiscal 2004 on our day-to-day operations, including research and marketing. We cannot provide an accurate estimate on our marketing costs alone as these are integrated into our day-to-day activities. We do not expect to generate any revenues prior to the end of 2004. If our business proceeds to the development of a wind park, we will be required to expend a significant amount of funds to complete such a development.

Background of Wind Energy

Since the early 1980s, Renewable Energy Technology has advanced beyond the research stage and moved into commercial applications and utility integration. Among these technologies are wind power, geothermal power, solar or photovoltaic power, small-scale hydroelectric power and biomass powered thermal generation. Each of these renewable energy technologies has its benefits and drawbacks applicable to market requirements and resource availability.

According to the American Wind Energy Association (www.awea.org), wind energy was the world's fastest growing energy source during most of the 1990s, expanding at annual rates ranging from 25% to 35%. The major contributing factors to this growth are international concern about global warming and environmental degradation, interruptible and finite supplies of fossil fuels, perceived problems associated with nuclear power, population growth and generally a significant increase in demand for energy.

Turbine technology has evolved significantly since the 1980's, eliminating much of the technological risk that may be associated with other less developed renewable power technologies. Revenues from wind generated electricity is, however, subject to the demand for electricity. Wind generated electricity is also subject to the availability of the necessary raw energy, namely, wind. Therefore, wind energy production may be higher during months when wind speed is higher. In California, for instance, the meteorological conditions are such that the wind blows more from April through to October, which results in higher wind energy production during those months. Consumer demand for electricity is also higher in the summer months, particularly in Arizona and California.

While the cost to produce clean, reliable, renewable energy is becoming more competitive with traditional fossil fuel sources, it generally remains more expensive to produce. Deregulation and consumer preference are becoming important factors in increasing the development of alternative energy projects. Management believes that governments and legislators recognize the importance of renewable energy resources in the energy mix, and are facilitating the implementation of wind and other renewable technologies. With consumer demand rising, electric utilities are finding ways to make renewable energy available.

International treaties and protocols have made a significant impact on the development and implementation of renewable energy technologies. Through multi-lateral agreements, some nations are voluntarily placing limits on the amount of allowable carbon emissions and other Greenhouse Gases (GHGs). These voluntary limits are opening markets for renewable energy resources where none existed before. Future implementation of carbon emissions "credit trading" may also increase the demand for clean, non-depleting, zero-emission renewable energy sources. "Credit trading" is the regulatory practice whereby a government imposes a limit on the amount of pollution certain energy producers may emit for a given geographical area. The limit takes the form of "credits". The more pollution that is emitted, the more "credits" are spent. An energy producer must remain below the maximum allowable limit for the particular geographic area. It may do so by either reducing its emissions or by acquiring any excess "credits" from energy producers that emit fewer emissions. Traditional fossil fuel energy producers typically emit more emissions than wind energy producers. As a result, wind energy producers may have additional "credits" to sell to those energy producers that have greater emissions.

Deregulation

In the United States, many state governments have been rewriting their utilities regulations and an increasing number now have "deregulated" utility environments. Among other things, deregulation allows consumers to purchase their electricity from the source of their choice. In Arizona, where some of our properties are located, access to the electricity market has been established through Arizona's Retail Electric Competition Rules which, in management's opinion, provide a favourable environment for renewable energy generators who are looking for customers. Although the industry in Arizona has been largely deregulated, energy producers still remain subject to the Federal Public Utilities Regulatory Policies Act ("PURPA") and state regulations. In addition, energy producers must also meet standards set by the Arizona Corporations Commission (the "ACC").

In California, deregulation legislation, such as the Assembly Bill 1890 and the Renewable Energy Program, were implemented in the mid-1990's to encourage the development of renewable electricity generation projects through various incentives. In addition, Assembly Bill 995 and Senate Bill 1038 were passed to further facilitate the development of renewable resources.

In Canada, we have also noticed substantial efforts by all levels of government to promote wind energy generation. Programs such as the Wind Energy Research and Development Program advertised by Natural Resources Canada (a federal government department specializing in the sustainable development and use of natural resources, energy, minerals and metals, forests and earth sciences) in addition to certain favorable tax incentives, have all been adopted to facilitate wind energy development. In New Brunswick, New Brunswick Power ("NB Power"), the province's electric utility company, has started allowing private power producers to access their transmission lines to sell power to large wholesale customers. Under the Action Plan for Climate Change 2000, NB Power has stated that it wishes to supply green energy to Government of Canada buildings, and it is currently in discussions with the federal Department of Supply and Services to achieve this objective.

Management believes that the increasing amount of deregulation and governmental incentives in our industry, in both the United States and Canada, should have a positive effect on our business and the wind energy industry in general.

Competition

In the markets in which we conduct our business, we will be competing with various energy providers. In the U.S., for instance, PURPA and state-sponsored utility deregulation legislation have enabled independent and small power producers to enter the electric utility business. Prior to this legislation, municipal and large investor-owned utilities held monopolistic power over electricity customers. Utilities are now entitled to compete with independent and small power producers for a share of the market place. In Arizona, the ACC has adopted a Renewable Energy Portfolio Standard that specifies that 0.2 percent (0.2%) of any utility's "Total Retail Electric Sales" must come from a Renewable Energy Technology. It further specifies that 0.1 percent (0.1%) must come from solar technology, and the remaining 0.1 percent (0.1%) can come from "other" renewable technologies such as wind, geothermal, landfill gas and bio-mass. California has also introduced legislation to increase their retail power acquisitions from renewable sources, from 10% to 20%. New Brunswick, however, does not currently have a policy on renewable energy.

Competition with Large Conventional Utilities

The markets in which we conduct our business, particularly Arizona and California, are serviced by several large utilities. The largest of these is Arizona Public Service ("APS"). APS jointly owns and operates the largest nuclear generating plant in the United States, the Palo Verde Nuclear Power Facility. Deregulation of the electric utility sector allows us to compete directly with large utility companies for target markets. We believe we can successfully compete with the "brown" generation technologies that the large utilities currently offer. These "brown" technologies are primarily a mix of heavily subsidized nuclear, coal, hydroelectric and natural gas sources of energy.

Other competition in the Arizona marketplace will be from natural gas-fired merchant plants that are currently proposed or under construction. The combined total capacity for these plants is approximately 11,000-12,000 MW. The perceived negative environmental impact of gas-fired facilities has been noted as a serious issue by legislators in various communities. We believe that wind generated energy could be viewed as an acceptable alternative to the existing natural gas-fired merchant plants.

New Brunswick, another market where we conduct business, is serviced primarily by NB Power. The primary source of energy is derived from hydro-electric and other "brown" technologies. To date, there are no wind parks in New Brunswick providing wind-generated electrical energy. We believe that increasing governmental support for the development of environmentally-friendly sources of energy will lead to a stronger government policies to that will cultivate and promote the development of wind energy and enable us to compete with existing electrical energy providers.

Competition with Other Renewable Energy Technologies

In the renewable energy market niche, we will be competing with a growing number of alternative energy producers. While the cost of a kWh of electricity from PV, solar thermal and geothermal sources is decreasing, management believes that producers of energy from these sources cannot yet compete with the low cost of wind generated electricity without substantial subsidies. We believe that geothermal, bio-mass and landfill gas generation are the closest competitors. Geothermal power is attractive because of its "on-demand" nature, but is limited by resource availability and is, by nature, more polluting than wind energy. Bio-mass and land-fill gas are also attractive as "on-demand" generators, however they are limited by fuel-resource availability and, in the case of land-fill, space requirements. Additionally, although considered to be renewable, they are, by their nature, more polluting than wind farms.

Competition with Other Wind Farm Developers

As a potential wind farm developer, we believe we are in a unique position in Arizona. Arizona is not known as a wind resource state, however, we have identified and acquired significant wind resource areas, which we believe have been overlooked and have not yet been acknowledged by the industry in general. We believe that competition for "wind lands" will increase, just as companies compete for oil, gas and other energy resources. At the present time we are not aware of any other utility scale wind farmers operating in Arizona, nor are we aware of any competition in Arizona for controlling interest of wind resource areas that are of interest to us. One of our goals is to be the first utility scale wind farm developer in Arizona.

In California, the competition is far more significant. The Tehachapi Wind Resource area located in the Tehachapi Pass two hours north of Los Angeles is one of the largest wind energy projects in the world. There are a number of established wind energy producers that already have many wind turbines generating power in the area. Of the estimated 16,000 wind turbines situated in California, approximately 5,000 are located in Tehachapi Pass. As California increases the amount of retail power that must be obtained from renewable resources, we anticipate that the market will increase and provide adequate opportunity for us to participate profitably in the wind generated electricity sector.

In Canada, and in particular New Brunswick, wind energy production is not as developed as in California. As such, there are fewer participants in the wind energy sector and we believe this will give us a better opportunity to become an established wind energy company in the region. Grand Manan Island, however, is widely regarded as possessing extremely favorable climatic and environmental conditions capable of sustaining wind turbines and providing wind generated electricity and, as such, we believe these factors may eventually attract numerous other wind energy companies.

Organizational Structure

We conduct our business through our wholly-owned subsidiaries. On February 15, 2002, we acquired VRC, which was incorporated in Arizona on August 8, 2001. Aero was incorporated on February 26, 2002, and was acquired by us effective as of the date of incorporation. Finally, on July 10, 2002, we incorporated EWP, which was incorporated in the Province of New Brunswick, Canada. We conduct our business in Arizona through VRC, our business in California through Aero and our business in New Brunswick through EWP.

The list below sets out, as of the date hereof, the relationship between Western Wind and our subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Shareholding
Eastern Wind Power Inc.	New Brunswick, Canada	100%
Verde Resources Corporation	Arizona, USA	100%
Aero Energy, LLC	California, USA	100%

Property, Plants and Equipment

Smith Ranch Easement-Arizona

VRC entered into a Windfarm Easement Agreement on March 20, 2003 with REMO LLC ("REMO"), an Arizona Limited Liability Company, respecting 8,300 acres of land located in northwestern Arizona known as the Smith Ranch. This agreement allows VRC to conduct wind resource and other evaluations and to erect and operate all equipment necessary for the conversion of wind energy into electricity. The term of the agreement continues until the earlier of 30 years and that date which is one year after the expiration of the term of the first power purchase agreement signed by VRC and a third party purchaser of electricity. In consideration for the acquisition, we issued 100,000 of our common shares to REMO and agreed to pay REMO a royalty of the greater of 3.5% of gross proceeds from any resulting net energy sales and $580,000. A minimum annual royalty of US$580,000 will be payable commencing no later than March 21, 2005, should we decide to proceed with development. We can terminate this agreement prior to March 2005 if the meteorological data concludes a capacity factor of less than 28% or if notice of termination is given prior to September 15, 2004. Royalty payments would be made on a quarterly basis. We have also made application with the Bureau of Land Management, U.S. Department of the Interior for the lease of up to 22,000 acres of adjacent land owned by the federal government. VRC currently has three (3) meteorological towers at the Smith Ranch. Management estimates that the private and public land could accommodate turbines with a maximum productive capacity of approximately 988MW.

Quail Springs Wind Energy Project-Arizona

The Quails Springs site near Kingman, Arizona was our first property acquisition and was selected on the basis of wind data collected since 1999, accessibility to a nearby distribution grid, and because of its close proximity to potential purchasers for wind generated electricity. Since 1999, VRC has been collecting wind data on the site from a tower-based anemometer. The data will be required to evaluate the feasibility of the site and the project, as well as revenue and cost projections respecting the Quail Springs project.

The Quail Springs property consists of approximately 440 acres. 400 acres were acquired on January 2, 2002 for the purchase price of US$100,000 pursuant to a real estate purchase agreement dated September 16, 2001 between HR Investments, a Nevada partnership, and CTR Trust, Thomas R. Reingruber, as Trustee (as vendors) and Jeffrey J. Ciachurski and Michael A. Patterson in trust for VRC (as purchasers). The acquisition was financed with cash and a promissory note, dated October 2, 2001, for US$50,000 secured by a deed of trust. The promissory note provides for interest of 10% per annum and is due on demand. We have been making installment payments of US$750 per month, comprised of principal and interest, since April 30, 2002. An additional 40 acres was acquired from the same vendors on May 22, 2002 for a total consideration of US$10,000. The purchase price was financed with cash and a promissory note dated May 22, 2002 in the amount of US$10,000. Since July 2002, we have been making installment payments of US$250 per month, comprised of principal and interest. The note, which is payable on demand, provides for interest at 10% per annum and is secured by a deed of trust against our property.

Based on an assessment of the Quail Springs site data by a meteorologist, we have installed a 50-meter monitoring tower that will provide us with information from which long-term wind resource at the turbine hub height can be determined. This data will provide more accurate information and will be used to determine the optimal turbine model required for the generation of wind energy.

The total cost for developing a wind farm project at Quail Springs would vary depending on customer power purchase agreements. Installation of the first 40 turbines could take up to 18 months and could cost as much as US$40 million. We expect that some of the project construction and machinery purchases could be financed through debt financing by affiliates of turbine manufacturers as well as through equity and debt financings of Western Wind. A farm could begin generating electricity within three months from the start of construction. Management estimates that the Quail Springs property could accommodate turbines with a maximum productive capacity of approximately 40MW.

Howling Dog Wind Energy Project-Arizona

Between December 12, 2002, and December 31, 2003, VRC purchased 360 acres of land near Springerville, Arizona, adjacent to the New Mexico border. These acquisitions were made from various landowners for which we paid a total of $US106,000. VRC has also made an application to the Arizona State Lands Department for the lease of 5,000 acres of adjacent to the 360 acres VRC currently owns. The application was accepted on October 15, 2003. These parcels constitute a package of land that, in the opinion of our management team and relying upon their experience in the wind energy industry, has some of the highest wind speeds in Eastern Arizona. The land package is located near existing transmission lines and makes it well suited for potential sales to several of Arizona's utilities. VRC currently has three meteorological towers analyzing and verifying existing wind data. Management estimates that the Howling Dog Wind Energy Project could accommodate turbines with a maximum productive capacity of approximately 15MW.

Cochise-Arizona

In September 2002, we entered into a memorandum of understanding with Arizona Electric Power Cooperative, Inc. ("AEPCO") whereby VRC will set up a testing station at AEPCO's Apache Generating Station located in Cochise, Arizona. We have not yet established the station, but if and when we do, the station will enable us to determine if sufficient wind resources exist in the geographic area to warrant the construction of a generation project.

We have also entered into a land lease agreement with Mr. Michael Wystrach of Elgin, Arizona to lease 1,300 acres of land for a term of 50 years commencing on September 1, 2002. The lease entitles us to conduct evaluations and, if feasible, to construct a wind farm. Management estimates that this property could accommodate turbines with a maximum productive capacity of approximately 40MW. As consideration, we will pay the lessor, in addition to a cash advance of US$225,000, a percentage of our actual annual gross sales revenue from energy production ranging from 1.4% for each of the first fourteen years of the term, up to 2% for the balance of the term. Commencing in the fifteenth year of the term, we will also pay a small percentage of the actual annual gross sales, as annual rent, to a charity designated by the lessor, up to a maximum annual payment of US$50,000.

Electrical energy that will be sold to the APS pursuant to the Power Purchase Agreement entered into on May 3, 2004 may be derived from any of our properties located in Arizona. See Item 4 "Information on Western Wind-History".

Tehachapi Pass Wind Park-California

In February, 2002, we announced that we were reviewing an opportunity to participate in a 100-megawatt wind park expansion in the Tehachapi Pass Wind Park, located in California. The Tehachapi Pass is acknowledged to be one of the world's largest producers of wind generated electricity. More than 5,000 wind turbines in the Tehachapi-Mojave wind resource area of Kern County, located two hours north of Los Angeles, California, generate approximately 1,300 million kWh of electrical energy per year. The estimated wind generated power would meet the residential needs of approximately 180,000 California homes.

We are in the process of locating and acquiring land suitable for development and construction of additional wind turbines within the Tehachapi Pass area. To date, we have acquired 1,022 acres of land, which we own outright. Management estimates that our property in Tehachapi could accommodate turbines with a maximum productive capacity of approximately 100MW.

In September 2003, we entered into a letter agreement regarding our potential purchase of a 1/3 interest in the Mogul Generating Facility.

Wind generated electricity produced in the Tehachapi Pass is generally sold to customers of the Southern California Edison Company ("SCE") through a utility grid owned and operated by SCE. Currently, SCE is in the process of building a new transmission line from Tehachapi to the Vincente sub-station. Eurus Energy America Corporation owns a transmission line called the "Sagebrush Line" which runs through our property, giving Aero two options to transmit power. The Los Angeles Department of Water and Power ("LADWP") also owns a transmission line within close proximity to our property. Currently, we do not have any arrangements with SCE, Eurus Energy or the LADWP. On September 30, 2003, we submitted a bid to construct a 100 MW wind park pursuant to a request for proposals issued by SCE. We have been advised that the results of the bid will be announced near the end of August 2004.

Grand Manan-New Brunswick

EWP has signed an agreement to lease 4,500 acres of land from H.J. Crabbe & Sons Ltd., a private New Brunswick company, and has obtained the exclusive right to build a wind farm on the property located on Grand Manan Island, New Brunswick. Management estimates that this property could accommodate turbines with a maximum productive capacity of approximately 80MW. The term of the lease is for 30 years, and commenced on December 10, 2002. We are required to commence construction of a permanent wind energy conversion facility by October 31, 2006, otherwise the agreement will terminate.

As consideration, we will pay the lessor annual rent of between 1.55% and 2.5% of the actual annual sales revenue once the wind farm has commenced operations. We will also pay the lessor at the same rate for any revenue we receive from the sale of CO2 emission reduction credits, should we decide to sell such credits. The sale of CO2 emission reduction credits, however, is not part of our business plan. Any CO2 credits will accrue to the utility company with whom we enter into a power purchase agreement.

EWP has obtained a building permit from the Parish of Grand Manan allowing construction to take place once financing and other approvals, such as any applicable construction or electrical permits, can be arranged. EWP acquired five (5) years of wind data from Environment Canada confirming the potential for a commercial wind resource. EWP has substantially confirmed this data and has started negotiations with NB Power for a power purchase contract. EWP has two (2) meteorological towers erected on Grand Manan. On June 18, 2004, we announced that EWP was in negotiations, and finalizing the terms of a power purchase agreement, with NB Power. If and when finalized, it is expected the EWP would construct up to 11 turbines to provide 20 MW for a term of up to 20 years.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the three most recent financial years ended January 31, should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included in the annual report were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in this annual report to U.S. GAAP, see Note 19 to the financial statements.

Operating Results

We are a wind energy electrical generation company that is currently in its developmental stages. As such, we do not have any sales or revenues as we are in the process of evaluating and acquiring suitable sites, capital and data necessary to carry out our business plan. Our business is conducted through our wholly-owned subsidiaries in both Canada and the United States.

Many factors may affect our current and future operations including, the availability of capital without which we cannot acquire our assets and develop our business; demand for electricity which, if insufficient, will reduce the price of electricity to a level below our costs; meteorological and environmental changes which could reduce the quantity of wind available to produce electricity; and regulatory developments, which must be favourable to our industry for us to be able to attract customers. Our industry sector is particularly sensitive to local, state, provincial and federal governments' willingness, or unwillingness, to cultivate and foster the wind energy sector. Competitive factors from various entities, including traditional energy providers may also materially affect our current and future operations.

Year Ended January 31, 2004 compared to January 31, 2003

We completed fiscal year 2004 on January 31 with cash of $274,873 compared with cash of $1,679 as at January 31, 2003. During fiscal 2004, we had a net loss of $1,603,509, compared to $1,411,544 in the previous year. The increase in our loss for fiscal 2004 is primarily due to an increase in legal expenses; $226,966 in fiscal 2004 compared to $123,616 for fiscal 2003. This increase in legal expenses was the result of increased legal costs related to our 20F registration statement and the master power purchase agreement entered into with APS. We also incurred accounting and audit expenses of $52,944 in fiscal 2004 compared to $27,784 in fiscal 2003. Stock-based compensation for the year amounted to $321,541, compared to $421,023 in fiscal 2003, a decrease of $99,482 or approximately 24%. This was the result of the options being granted during the year having long vesting periods. Additional administrative expenses increased moderately in fiscal 2004 compared to fiscal 2003 as a result of our increased operating activities associated with developing our business. Among these, management fees and automotive and office administration expenses increased in 2004 as our directors and officers allocated additional time and efforts to development of our business.

Related party expenditures increased to $287,643 in fiscal 2004 from $236,729 in fiscal 2003. The increase was the result, in part, of an increase in management fees from $32,500 in 2003 to $46,000 in 2004. This increase is primarily due to the greater commitments of time provided by our management in order to prepare and negotiate our PPA and in the preparation of our 20-F. Additional expenses in fiscal 2004 that were not incurred in fiscal 2003 included an automotive allowance which totalled $25,483, and the payment of rent totalling $17,700, paid to one of our directors.

Our asset base increased significantly as a result of our continued accumulation, through acquisition and leases, of land. At the end of fiscal 2004, we had net assets of $3,128,556 as compared to $1,651,931 for the previous year, an increase of approximately 89%.

Year Ended January 31, 2003 Compared to January 31, 2002

We completed fiscal 2003 on January 31 with cash of $1,679 compared with cash of approximately $1,941 as at January 31, 2002. During the fiscal year 2003, we incurred expenses totalling $1,412,341, as opposed to $550,389 for the year ended 2002.

Our cost of corporate administration for fiscal 2003 amounted to $907,782, a significant increase from $222,400 incurred in fiscal 2002. A large portion of the administrative costs was incurred in stock based compensation of $421,023 compared to $0 in fiscal 2002 as a result of adjusting a new method of accounting for stock options, and an increase in legal and regulatory expenses of $123,616 compared to $38,214 for fiscal 2002. The legal and regulatory expenses of $123,616 for fiscal 2002 related primarily to the legal work incurred in our change of business from a natural resource company to a wind energy electrical generation company. The legal work entailed extensive filings with the securities regulatory authorities in Canada.

Our change of business and the acquisition of wind assets were the main factors in the increase in our overall expenditures. The most significant components of our increased costs were land acquisition which amounted to $980,712, project development costs of $504,559 and legal expenses as described above. At year-end, we owned or leased 392 acres of land in Tehachapi, 760 acres in Arizona and approximately 4,500 acres in the Province of New Brunswick. Total net assets at the end of fiscal 2003 were $1,651,931 a substantial increase over the previous year, when our total net assets amounted to $73,915.

Related party expenditures, such as management, consulting and secretarial fees, for the fiscal year 2003 increased $103,838 over fiscal 2002 to total $236,729 for the year-end. Substantial time requirements of management were required in establishing our new business. Previous years required about 15-20 hours per week by one of our directors. Due to the change of business from a part-time junior mineral exploration company to a full-time wind energy developer, the time requirement evolved to require about 60 hours per week from one director and at least 40 hours per week from several other members. In addition, our business activities required extensive travel. However, when the number of hours worked by each of the directors is divided by the amount of management fees, management believes the average hourly rate is more economical than contracting out work to third parties.

Year Ended January 31, 2002 Compared to the Year Ended January 31, 2001

We completed fiscal 2002 with cash on hand of $1,941 compared with cash of approximately $168,372 in the previous year. We had a cash balance of $168,372 at the start of the year and raised a further $413,500 from equity issuances. We expended net cash of $434,202 in operating activities, and a further net cash of $145,729 in investing activities.

The costs of corporate administration in fiscal 2002 increased by $456,839, to $550,389. The largest component of the increase was the project development expenses relating to our change of business and acquisition of wind assets totaling $327,989. The most significant components of this amount were consulting fees and related expenses of $105,760, project management costs of $60,691, and administration and public relations costs totaling $55,833. Legal expenses increased in fiscal 2002 to $38,214, from a recovery of $3,102 in fiscal 2001. Travel expenses also increased as at January 31, 2002 to $30,923, from $15,728 at January 31, 2001. All of the aforementioned increases in expenses were primarily due to our change of business and our activities related to evaluating and acquiring properties and wind data assets.

Related party transactions as at January 31, 2002 totaled $132,891. These expenses included director's fees for the full time services of a director of $30,000, director's fees of $5,000 paid to a second director, $26,200 paid for secretarial services to a related party of a director, $11,000 in public relations and administration fees paid to our President, Jeffrey J. Ciachurski, and $60,691 paid to Michael A. Patterson for project management.

Liquidity and Capital Resources

As at January 31, 2004, we had a working capital of $127,277 as compared to a working capital deficit at January 31, 2003 of ($222,568). The increase in our working capital was due to completion of a number of equity financings, which resulted in gross proceeds in fiscal 2004 of an aggregate $2,618,095. In particular, we concluded four equity private placements in fiscal 2004 which resulted in proceeds to Western Wind (net of offering costs) of $441,721 (May 2003), $662,800 (September 2003), $120,750 (October 2003) and $624,099 (January 2004). As we have no revenues, we will continue to rely exclusively on equity and debt financings to raise funds for our proposed business. Our current liabilities at January 31, 2004 total $172,357 and were comprised primarily of our accounts payable and accrued liabilities, which totaled $85,810, and a promissory note issued on October 2, 2001 and held by Thomas H.R. Reingruber. The amount of the promissory note was for US$50,000 ($66,595) and bears interest at 10% per annum. It is secured as against our property, and is due upon demand.

Since January 31, 2004 we have completed the second tranche of a private placement of an aggregate of 236,333 units at $3.00 per unit. The first tranche of 215,333 units closed on January 29, 2004. The second tranche of 21,000 units closed on February 4, 2004. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each warrant permits the holder to purchase one additional common share at a rice of $3.50 per share if exercised on or before February 4, 2005 and at a price of $4.00 per share if exercised thereafter on or before February 4, 2006. Gross proceeds from the second tranche was $63,000.

Research and Development, Patents and Licenses

Not applicable.

Trend Information

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

Off-Balance Sheet Arrangements

Not applicable.

Tabular Disclosure of Contractual Obligations
Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	*	-	-	-	-
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities reflected on the Company's Balance Sheet under Canadian GAAP	Nil	Nil
Total	Nil	Nil	-	-	-

* We have entered into lease agreements for some of our properties located in Arizona and New Brunswick. There are no current binding financial obligations under these agreements. Binding financial obligations would materialize upon the occurrence of certain events, such as the commencement of production of wind energy and the subsequent sale of electricity.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets out certain information, which is accurate as at the date of this annual report, concerning our directors and executive officers:

Name	Present Position	Business Experience and Activities
Michael A. Patterson	Chairman and Director of Western Wind	Self-employed as President of Cerro Gordo Historical Society, an educational society; partner of Verde; Chairman of VRC, a subsidiary of Western Wind.
Jeffrey J. Ciachurski	President, Chief Executive Officer and Director of Western Wind

Self-employed business executive; President of Seville Mineral Developments SA de CV since 1992; part-time Manager, Corporate Information, of Strategic Technologies Inc., a reporting issuer on the TSX Venture Exchange.

Claus Andrup	Secretary and Director of Western Wind	President of Andrup & Associates, a public relations firm, since 1980; President of Cape Marine Corp., a personal holding and investment company, since 1992.
Robert C. Bryce	Director of Western Wind	President and director of Xemac Resources Ltd., a public company trading on the TSX Venture Exchange, since 1996.
Peter W. Holmes	Director of Western Wind	President of Peter W. Holmes and Associates Inc., a private company which provides geological consulting services.
Steve R. Mendoza	Executive Vice-President of Western Wind and Chief Engineer	Chief Engineer and Deputy Director of the Arizona Power Authority; Registered Professional Engineer in California, Arizona and New Mexico; 1979-2000, employed by the Salt River Project in Arizona.
Jeffrey E. Patterson	Chief Operating Officer and Director of VRC and Aero

Construction and Maintenance Supervisor for the American Wind Energy Systems ("AWES") and Wind Park Maintenance, Inc. ("WPM") Since 1986, President, director and principal shareholder of Mogul Energy Corporation.

Cash Long	Chief Financial Officer of Western Wind; Chief Financial Officer and Director of VRC and Aero	Since 1986, principal and Chief Executive Officer of Mogul Energy Corporation; Since 1982 involved with AWES and WPM in the areas of wind facility operations, salvage and project redevelopment.
Paul Woodhouse	President and Director of EWP	Instructor in the Industrial Control Technology Program at New Brunswick Community College ("NBCC") since 1989. Assisted in the design and construction of turbine training installation at the NBCC.
Michael Boyd	President and Director of VRC	Marketing and regulatory affairs consultant for technology companies; County Supervisor with Pima County, Arizona from 1992 to 2000.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer. Michael A. Patterson and Jeffrey E. Patterson are brothers which, to our knowledge, is the only family relationship between any of the persons referred to above.

Employment Agreements

Pursuant to a management agreement dated January 5, 1998 made with our President, we engaged Mr. Jeffrey J. Ciachurski to provide expertise in obtaining resource properties and financing and to provide us with services in managing our administrative affairs and the affairs of our subsidiaries. These administrative services include preparing, reviewing and revising certain corporate and regulatory filings, accounting, and instructing our professional advisers. We pay Mr. Ciachurski a monthly fee of $2,500, which will continue until the agreement is amended or terminated by us or Mr. Ciachurski.

Since May, 2001 we have also been paying Mr. Ciachurski a consulting fee of US$250 per full day devoted to our wind energy business, to a maximum of US$4,000 per month. Mr.  Ciachurski provides us with services relating to renewable energy power purchase negotiations with utilities and prospective customers and supervises marketing efforts in the United States generally.

Our Arizona subsidiary, VRC, has entered into consulting agreements with Michael A. Patterson (our Chairman), Cash A. Long (the Chief Financial Officer and a director of VRC and Aero) and Jeffrey E. Patterson (the Chief Operating Officer and a director of VRC and Aero). These three consultants are instrumental in assisting us in the development of our wind energy business. The agreements provide that each consultant will be paid US$250 per full day devoted to our business and will be reimbursed for all expenses incurred to provide the services. The initial term of the agreements is for two years and may be renewed for a further two years. The agreements also include non-competition provisions prohibiting the consultants from competing with our company for a period of two years from the termination of their respective agreements. The agreements, however, permit the consultants to continue to render their servies to Mogul Energy, a business owned by Cash Long and Jeffrey E. Patterson, which carries on the same business as ours in California.

Effective February 1, 2004, we entered into a consulting agreement with Steve Mendoza, our Executive Vice-President and Chief Engineer. The term of the agreement is for a period of two years, thereafter it will continue on a monthly basis, unless terminated earlier under the agreement. Pursuant to the terms of the consulting agreement Mr. Mendoza will provide various technical services, including, reviewing engineering, design and construction proposals and reviewing the operations of our equipment and facilities. In consideration for Mr. Mendoza's services, we will pay him a fee of US$50,000 per year, payable in twelve (12) equal, consecutive, monthly instalments.

All our executive officers provide full-time services for us and allocate approximately forty (40) hours of work, per week, to the development of our business.

Compensation

During the fiscal year ended January 31, 2004, we paid an aggregate of $287,643 in cash compensation to our directors and officers for consulting, project management, or management fees as well as other expenses such as rent, automotive and secretarial services. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by us during the fiscal year ended January 31, 2004 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Summary

The following table lists all annual and long term compensation for services in all capacities to our company for the fiscal year end to January 31, 2004 in respect of directors and members of our administrative, supervisory and management bodies.

SUMMARY COMPENSATION TABLE
	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)
Jeffrey J. Ciachurski President, CEO and Director	30,000(1)	Nil	Nil	200,000	$67,983(2)
Claus Andrup Director	Nil	Nil	Nil	Nil	Nil
Robert C. Bryce Director	Nil	Nil	Nil	100,000	Nil
Peter W. Holmes Director	Nil	Nil	Nil	55,000	Nil
Michael A. Patterson Chairman and Director	Nil	Nil	Nil	100,000	$76,273(2)

  Paid pursuant to a management agreement.
  Consulting fee paid pursuant to a consulting agreement, at a rate of US$250 per day.

Compensation of Directors

We do not compensate our directors for their services solely as directors. In addition, any management and consulting agreements we have with our directors do not provide for payment of benefits upon termination of employment or following a change in control of our company.

Board Practices

Members of the board of directors are elected by our shareholders to represent the interests of all shareholders. The board of directors communicate periodically, through meetings held in person or via telephone correspondence, in order to review significant developments affecting our company and to act on matters requiring board approval. Directors hold office until they resign or until the next annual general meeting, whichever is earlier. The board of directors may appoint a director to fill a vacancy at any time in accordance with our Articles. Our directors are Jeffrey J. Ciachurski, Michael A. Patterson, Claus Andrup, Robert C. Bryce, and Peter W. Holmes. These individuals have been directors of Western Wind since, 1998, 2002, 1998, 2000 and 2001, respectively. The board of directors delegates the executive management of the company to the Chief Executive Officer.

Our board of directors has established an Audit Committee. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The members of the Audit Committee are Claus Andrup, Robert C. Bryce, and Peter W. Holmes. At present, we do not have a remuneration committee.

Employees

We have no full or part time employees, except for management and the Board of Directors.

Share Ownership

As of July 21, 2004, our directors and members of our administrative, supervisory or management bodies, as a group own, directly or indirectly, a total of 888,134 shares representing 6.36% of our issued and outstanding common shares. These holdings are as follows:

Name of Beneficial Owner	Number of Common Shares	Percentage of Class (5)
Michael A. Patterson	334,000 (1)	2.39%
Jeffrey J. Ciachurski	166,668 (2)	1.19%
Claus Andrup	229,166	1.64%
Robert C. Bryce	158,300 (3)	1.13%
Peter W. Holmes	- (4)	-

  Mr. Patterson has incentive stock options entitling him to acquire up to 100,000 of our common shares, at an exercise price of $1.20 per share until February 20, 2007.
  Mr. Ciachurski has incentive stock options entitling him to acquire up to 200,000 of our common shares, at an exercise price of $2.40 per share until October 31, 2008.
  Mr. Bryce has incentive stock options entitling him to acquire up to 100,000 common shares, at an exercise price of $0.86 per share, until November 4, 2007.
  Mr. Holmes has incentive stock options entitling him to acquire up to 55,000 of our common shares, at an exercise price of $0.20 per share until June 5, 2006.
  Does not include incentive stock options set out in (1) through (4) above.

Options to Purchase Securities

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange and our board of directors. We have a stock option plan (the "Plan") that was approved by our shareholders at our last annual general meeting held on July 23, 2004. The Plan is administered by our board of directors.

The prevailing applicable incentive stock option policy of the TSX Venture Exchange provides that stock options may be exercisable for a period of not more than five years from the date of grant, must be non-assignable, and must have an exercise price not lower than the closing price of our common shares on the day preceding the date of the grant, less an applicable discount. The aggregate number of shares reserved for issuance must not exceed 20% of our issued and outstanding shares, with the aggregate number of shares reserved to any one person not exceeding 5% of the outstanding shares. Shareholder approval must be obtained for any reduction in the exercise price of any options held by optionees who are insiders at the time of the proposed reduction in exercise price.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are currently a publicly-held company, with our shares held by residents of Canada, the United States and other countries. To the best of our knowledge, we are not controlled, directly or indirectly by another corporation, any foreign government, or by any natural or legal person(s) severally or jointly, and no person, corporation or other entity owns, directly or indirectly, or controls more than 5% of our shares, which are the only class of securities with voting rights, except for those listed below:

Identity of person or group	Amount Owned	Percentage of class(2)
CDS & Co.(1)	8,938,072 (1)	63.98%
Robert D. Schweizer	1,457,330	10.43%

  CDS & Co. is a clearinghouse for Canadian shareholders who hold their shares in brokerage accounts. Management is unaware of who beneficially owns these shares, although certain of these figures may include shares of management registered in brokerage houses. The shares held by management as disclosed under Item 6 includes any shares held in a brokerage account.
  The percentage is determined based on the number of outstanding common shares as at July 21, 2004.

  Shareholder Distribution

  As at July 21, 2004, there were approximately 63 holders of record of our common shares and a total of 13,970,524 common shares were outstanding. Approximately 3,432,666, or 24.57%, of our common shares are held of record by U.S. holders, including depositories and clearing agencies.

  Related Party Transactions

  Other than as disclosed elsewhere in this annual report, there have been, to the best of our knowledge, no material transactions or loans for the period from February 1, 2003 to July 21, 2004, between us and: (a) enterprises that directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with us; (b) our associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above.

  On September 18, 2003, we entered into a Binding Letter Agreement with Mr. Cash Long, a director of VRC and Aero, to acquire a one-third (1/3) interest in the Mogul Generating Facility located in Tehachapi, California. The agreement was originally subject to both parties arriving at a mutual agreement on the purchase price within 180 days from the date of the agreement, failing which the US$120,000 deposit advanced by us to Mr. Long was to be returned and the agreement be terminated. As of the date of this annual report, we are still conducting our due diligence and the agreement remains in good standing. Mr. Jeffrey Patterson, who is also a director of VRC and Aero, owns a one-third interest in the Mogul Generating Facility. Please refer to Item 10 "Additional Information-Material Contracts" for a more detailed discussion of the terms of this transaction.

  Interests of Experts and Counsel

  Not applicable.

  Item 8. FINANCIAL INFORMATION

  Consolidated Statements and Other Financial Information

  Our financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

  Financial Statements

  See Item 18. "Financial Statements" for financial statements filed as part of this annual report.

  Legal Proceedings

  Tom Vihvelin, a former director of EWP, is suing EWP for the right to exercise incentive stock options to acquire 50,000 common shares of Western Wind at an exercise price of $0.80 per share and $6,000 with respect to payment for services rendered. We have filed a counterclaim for breach of fiduciary duties but have not quantified the damages we are seeking. Other than as disclosed herein, we are not presently involved in, nor are we aware of, any pending legal proceedings, which could have a material adverse effect upon our business or financial position. To the best of our knowledge, there are no legal proceedings contemplated by any governmental or regulatory authority.

  Dividend Policy

  We have not paid any dividends since our incorporation and we have no plans to pay dividends in the foreseeable future.

  Significant Changes

  No significant changes have occurred since the date of the financial statements provided in Item 18 below.

  Item 9. THE OFFER AND LISTING

  Markets and Price History

  Our common shares presently trade on the TSX Venture Exchange under the symbol "WND" and in Germany, on the Berlin Stock Exchange under the symbol "WWE". Our common shares are not, and have not been, listed or quoted on any other exchange or quotation system.

  The following is a summary, for the five most recent financial years ended January 31, of the annual high and low market prices:

	TSX Venture Exchange
	High	Low
Annual Highs and Lows
2004	$3.75	$1.00
2003	$1.50	$0.70
2002	$1.20	$0.18
2001	$0.80	$0.22
2000	$0.60	$0.45

  The following is a summary, on a fiscal quarter basis, of the high and low prices of our common shares on the TSX Venture Exchange during our two most recent financial years and any subsequent periods.

	TSX Venture Exchange
	High	Low
Quarterly Highs and Lows
Three Month Period Ended April 30, 2004
First Quarter	$3.60	$2.08
Financial year-end January 31, 2004
Fourth Quarter	$3.75	$2.80
Third Quarter	$2.55	$1.25
Second Quarter	$1.30	$1.00
First Quarter	$1.40	$1.00
Financial year-end January 31, 2003
Fourth Quarter	$1.32	$0.99
Third Quarter	$1.14	$0.70
Second Quarter	$1.05	$0.77
First Quarter	$1.50	$0.75

  The following is a summary, on a monthly basis, of the high and low prices of our common shares during the past six months:

TSX Venture Exchange
High		Low
Monthly Highs and Lows
June	$1.94	$1.62
May	$2.15	$1.40
April	$2.80	$2.08
March	$3.15	$2.20
February	$3.60	$2.99
January	$3.75	$3.15

  Item 10. ADDITIONAL INFORMATION

  Share Capital

  This 20F is being filed as an annual report under the Securities Exchange Act 1934, and as such, there is no requirement to provide any information under this item.

  Memorandum and Articles of Incorporation

  Incorporated by reference to our registration statement on Form 20-F previously filed.

  Effective March 30, 2004, the Company Act was replaced with the BCBCA. As a result of this new legislation, all companies incorporated or extraprovincially registered in British Columbia are required to "transition", prior to March 30, 2006, into the BCBCA by submitting certain filings with the Registrar of Companies for the Province of British Columbia. Effective June 11, 2004, we completed our transitioning requirements by filing with the Registrar the requisite Transition Application and Notice of Articles.

  Material Contracts

  The following paragraphs summarize the material agreements we have entered into in the past two years.

  In September 2002, we entered into a land lease agreement with Mr. Michael Wystrach of Elgin, Arizona to lease certain lands near Cochise, Arizona for a term of 50 years. As consideration for the lease we agreed to pay the lessor a cash advance of US$225,000 and a percentage of our actual sales revenue from energy production ranging from 1.4% for the first fourteen years of the term, up to 2% for the balance of the term. Commencing on the fifteenth year, and for every year thereafter, we will pay a small percentage of actual annual gross sales, up to a maximum annual payment of US$50,000, as annual rent, to a charity designated by the lessor.

  During the period from December 12, 2002 to December 31, 2003 we acquired an additional 360 acres of land near Springerville, Arizona from different landowners. The agreements were standard real estate purchase agreements and, as consideration, we paid an aggregate of US$106,000.

  On March 20, 2003, we entered into a windfarm easement agreement, through our wholly-owned subsidiary VRC, with REMO by which we acquired an easement over 8,300 acres of land in northwestern Arizona. The land is known as the Smith Ranch. The term of the agreement is for the earlier of 30 years and the date which is one year after the expiration of the term of the first power purchase agreement between VRC and a third party power purchaser of electricity. As consideration for the easement we issued to REMO 100,000 common shares of Western Wind. We also agreed to pay REMO a royalty of the greater of 3.5% of gross proceeds from any net energy sales derived from the property and $580,000. If we should decide to proceed with development, we must pay REMO a minimum royalty of US$580,000 commencing no later than March 21, 2005. Royalty payments would be made on a quarterly basis. We can terminate the agreement prior to March 2005 if the meteorological data concludes a capacity factor of less than 28% or if notice of termination is given prior to September 15, 2004.

  On September 18, 2003, we entered into a Binding Letter Agreement with Mr. Cash Long our Chief Financial Officer and a director of VRC and Aero, to acquire a one-third (1/3) interest in the Mogul Generating Facility located in Tehachapi, California. The purchase price is to be determined by mutual agreement of both parties, and will be based on an evaluation of two (2) independent evaluators. Under the agreement, we agreed to advance and did advance US$120,000 to the director as a deposit. We had 120 days to complete our due diligence. In the event that the parties could not agree to a purchase price within 180 days from the date of the agreement, the US$120,000 deposit will be returned to us within fifteen (15) days after the 180-day period has expired. As of the date of this annual report, we are still conducting our due diligence and the agreement remains in good standing.

  On May 3, 2004, through our wholly-owned subsidiary VRC, we entered into a Master Power Purchase and Sale Agreement ("PPA") with APS to sell to APS up to 15 MW of wind-generated electrical energy, as generated by a 15 MW wind park to be erected on our property located in Arizona. APS shall pay for electricity, for the first year of the term of the PPA, at a rate of $0.055 per kilowatt-hour for the first 32,193 MWh of energy produced, with annual increase of 2% of the prior year's energy Payment Rate up to 32,193 MWh. The term of the PPA is for a period of ten (10) years commencing on the first day of the month following delivery by VRC to the APS of notice that the first of the 15 MW wind turbines and associated metering and transmission facilities are complete. If, for any reason, VRC is not able to complete the 15 MW wind park, prior to March 31, 2006 (the "Completion Date"), either party may terminate the PPA by giving written notice to the other, provided however, that if VRC has ordered and made payments of at least 15MW of wind turbines at the wind park by March 31, 2006, the Completion Date may be extended to March 31, 2007.

  On June 30, 2004, we entered into a loan agreement with Pacific International Securities Inc. ("PI") whereby we agreed to borrow, and PI agreed to lend us, $135,000 for working capital purposes. The loan is evidenced by a promissory note (the "PI Note") which is due on October 28, 2004. The PI Note bears interest at a rate of 10% per annum. We have also agreed to pay, subject to regulatory approval, a loan administration fee of $10,000 to PI and issue to PI a bonus in the form of 15,000 units at a deemed price of $1.50 per unit. Each unit is comprised of one common share and one share purchase warrant, whereby each warrant shall entitle PI to acquire one additional common share of Western Wind for a period of two years at a price of $1.80 per share for the first year, and thereafter at a price of $2.10 per share. PI is also entitled, on or before the Maturity Date, to convert the principal portion of the loan, and any interest then outstanding, into units of Western Wind at a conversion price of $1.50 per Unit. Each Unit shall have the same terms as the bonus units. As at the date of this annual report, Western Wind had not obtained regulatory approval for the arrangement.

  Exchange Controls

  There are presently no governmental laws, decrees or regulations in Canada which restrict the export of import of capital, or which impose foreign exchange controls or which affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittance to United States residents is subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our common shares) pursuant to the Canada-U.S Tax Convention (1980), as amended (the "Treaty"). See Item 10. "Additional Information-Taxation".

  Except as provided in the Investment Canada Act (the "ICA"), there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Province of British Columbia, or in our charter documents. The following summarizes the principal features of the ICA for non-Canadian residents who acquire our common shares. This summary is not intended to be, and should not be construed to be, legal advice to any particular holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own legal advisors with respect to the consequences of purchasing and owning our common shares.

  The ICA governs the acquisition of Canadian businesses by non-Canadians. Under the ICA, non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of the corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

  If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the minister responsible for the ICA is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

  Certain transactions relating to our common shares would be exempt from the ICA, including:

        the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
        the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and
        the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following the ultimate direct or indirect control in our company, through ownership of our common shares, remains unchanged.

Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the "ITA") and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of Western Wind in connection with carrying on a business in Canada ( a "non-resident holder").

This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the ITA and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals"), and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consideration, which may differ from Canadian federal income tax consequences described herein.

This summary is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning, and disposing of our common shares in their particular circumstances.

Dividends

Any dividends paid on our common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by us. The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Western Wind) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share of Western Wind unless such share represents "taxable Canadian property" (as defined in the ITA) to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

    the non-resident holder;
    persons with whom the non-resident holder did not deal at arm's length; or
    the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of Western Wind represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

The following is a discussion of the material United States Federal foreign income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advise to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

A "U.S. Holder" includes a holder of less that 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirements plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credits, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation (a "PFIC"). If a U.S. Holder disposes of shares in a PFIC, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the U.S. Holder's current income.

The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The U.S. Holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

A U.S. Holder can avoid this special tax and interest charge by making a permanent election to treat a PFIC as a "qualified electing fund" and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of a PFIC. If the election is not made in the first year that the U.S. Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

These rules apply similarly to distributions from a PFIC that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculations of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. Holders and prospective holders of common shares of a PFIC should consult their own tax advisors regarding their individual circumstances.

Documents on Display

Documents and agreements concerning our company and our subsidiaries, and which are referred to in this annual report, are available for inspection during normal business hours at the offices of Thomas, Rondeau, Business Lawyers, Suite 1525, 625 Howe Street, Vancouver, B.C., Canada V6C 2T6.

Subsidiary Information

We currently have three wholly-owned subsidiaries: VRC, Aero, and EWP. VRC is incorporated under the laws of the State of Arizona; Aero is a Limited Liability Company organized under the laws of the State of California; and EWP is incorporated under the laws of the Province of New Brunswick, Canada.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being January 31, 2004. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's president and chief executive officer. Based upon that evaluation, our company's president and chief executive officer concluded that our company's disclosure controls and procedures are effective. There have been no significant changes in our company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to management, including our company's president and chief executive officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16b. CODE OF ETHICS

We have not adopted a written "code of ethics" that meets the United States' Sarbanes-Oxley standards; the board of directors believes that existing Canadian standards and procedures is adequate for its purposes. We have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and the prompt internal reporting of violations of the code; and accountability for adherence to the code.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Ellis, Foster, Chartered Accountants, has been our independent auditor since our inception. The chart below sets forth the total amount billed to us by Ellis, Foster for services performed in the years 2004 and 2003 and breaks down these amounts by category of service in CDN$:

	Year 2004 $	Year 2003 $
Audit	20,250	17,800
Audit Related	28,280	11,300
Tax	-	-
All Other Fees	-	-

"Audit Fees" are the aggregate fees billed by Ellis, Foster for the audit of our consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with our management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

"Audit-Related Fees" are fees charged by Ellis, Foster for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with our financial reporting.

"Tax Fees" are fees for professional services rendered by Ellis, Foster for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Ellis, Foster. Any services provided by Ellis, Foster that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

ITEM 16d. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Please refer to Item 18. "Financial Statements".

ITEM 18. FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

        Independent Auditors' Report on the Consolidated Financial Statements of Western Wind as at January 31, 2004 and 2003.
        Consolidated Balance Sheets at January 31, 2004 and 2003 (audited).
        Consolidated Statements of Operations and Deficit for the years ended January 31, 2004, 2003 and 2002 (audited).
        Consolidated Statements of Cash Flows for the years ended January 31, 2004, 2003 and 2002.
        Notes to Consolidated Financial Statements.
        Independent Auditors' Report on Financial Statement Schedules.
        Financial Statement Schedules.

ITEM 19. EXHIBITS (1)

Exhibit Number	Description
1.0	Memorandum and Articles of Incorporation dated December 15, 1997, as amended.(1)
1.1	Certificate of Incorporation dated January 5, 1998.(1)
1.2	Certificate of Change of Name to Minera Cortez Resources Ltd. dated March 2, 1998.(1)
1.3	Certificate of Change of Name to Western Wind Energy Corp. dated February 15, 2002. (1)
1.4	Special Resolution dated March 15, 1999 amending the Articles of Incorporation.(1)
1.5	Special Resolution dated September 8, 1999, amending the Articles of Incorporation.(1)
2.0	Not applicable.
3.0	Not applicable.
4.0	Asset Purchase Agreement dated September 30, 2001 between Western Wind and Verde Resources.(1)
4.1	Sale of Membership Interest agreement dated effective February 26, 2002 among Cash Long, Jeffrey E. Patterson and Western Wind, as amended November 26, 2001.(1)
4.2	Real Estate Purchase Agreement dated September 16, 2001 among Michael A. Patterson, Jeffrey J. Ciachurski and HR Investments (a Nevada Partnership and CTR Trust).(1)
4.3	Warranty Deed dated October 2, 2001 among Thomas R. Reinburger, trustee of the Royalty Land Trust and Jeffrey J. Ciachurski and Michael A. Patterson.(1)
4.4	Windfarm Easement Agreement dated March 20, 2003 between REMO, LLC and Verde Resources Corporation.(1)
4.5	Land Lease Agreement dated December 7, 2002 between Eastern Wind Power Inc. and H.J. Crabbe & Sons Ltd.(1)
4.6	Working Agreement dated February 24, 2003 between Western Wind and the Arizona Power Authority.(1)
4.7	Consulting Agreement dated January 5, 1998 between the Company and Jeffrey J. Ciachurski.(1)
4.8	Consulting Agreement dated February 8, 2002 between the Company and Michael A. Patterson.(1)
4.9	Consulting Agreement dated February 8, 2002 between the Company and Cash A. Long.(1)
4.10	Consulting Agreement dated February 8, 2002 between the Company and Jeffrey E. Patterson.(1)
4.11	2003 Stock Option Plan of Western Wind.(1)
4.12	Binding Letter Agreement dated September 18, 2003 between the Company and Cash Long.(1)
5.0	Not applicable.
6.0	Not applicable.
7.0	Not applicable.
8.0	Our wholly-owned subsidiaries are as follows:
9.0	(i) Verde Resources Corporation incorporated in Arizona; Aero Energy, LLC, a California Limited Liability Company; and Eastern Wind Power Inc., incorporated in New Brunswick, Canada.
10.0	Not applicable.
11.0	Not applicable.
12.0	Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a).(2)
12.1	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a).(2)
13.0	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)
13.1	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)
  Incorporated by reference to our Form 20-F registration statement previously filed.
  Filed with this annual report.

WESTERN WIND ENERGY CORP.

(A development stage company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

January 31, 2004, 2003 and 2002

Index

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Statements of Shareholder's Equity

MOORE STEPHENS ELLIS FOSTER LTD.

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

WESTERN WIND ENERGY CORP.

(A development stage company)

We have audited the consolidated balance sheets of Western Wind Energy Corp. (A development stage company) as at January 31, 2004 and 2003 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2004 and the period from January 5, 1998 (inception) to January 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2004 and the period from January 5, 1998 (inception) to January 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in United States. Application of accounting principles generally accepted in United States would have affected the company's financial position and its shareholders' equity as at January 31, 2004 and 2003 and its results of operations for each of the years in the three-year period ended January 31, 2004 and the period from January 5, 1998 (inception) to January 31, 2004, as summarized in Note 19 to the consolidated financial statements.

Vancouver, Canada "MOORE STEPHENS ELLIS FOSTER LTD."

June 10, 2004 Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Furthermore, U.S. reporting standards require auditors to provide an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such a the changes described in Note 2 to the consolidated financial statements.

Our report to the shareholders dated June 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions nor is it permissible to outline changes in accounting principles in the independent auditors' report when these issues are adequately disclosed elsewhere in the consolidated financial statements.
WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Balance Sheets
January 31, 2004 and 2003
(Expressed in Canadian Dollars)
		2004	2003

ASSETS
Current assets
Cash and cash equivalents		$274,873	$1,679
Refundable tax credits		17,900	23,334
Prepaid expenses and deposits		6,861	750
Discount on promissory note, net of amortization		-	20,247
Total current assets		299,634	46,010
Investment deposit (Note 4)		172,020	-
Property and equipment (Note 5)		2,000,884	1,148,499
Intangible assets (Note 6)		375,000	375,000
Deferred charges (Note 7)		453,375	351,000
Total assets		$3,300,913	$1,920,509

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$85,810	$69,638
Due to related party (Note 8)		19,952	44,919
Note payable (Note 9)		66,595	154,021
Total current liabilities		172,357	268,578

SHAREHOLDERS' EQUITY
Share capital (Note 10)		6,755,996	4,002,914
Share subscriptions received		35,498	7,500
Contributed surplus		742,564	443,510
Deficit		(4,405,502)	(2,801,993)
Total shareholders' equity		3,128,556	1,651,931

Total liabilities and shareholders' equity		$3,300,913	$1,920,509

Continued operations (Note 1)
Commitments (Note 15)
Subsequent events (Note 18)

Approved by the Directors:	"Jeffrey Ciachurski"	"Michael Patterson"
	Jeffrey Ciachurski	Michael Patterson

The accompanying notes are an integral part of these financial statements.
WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
	Period from
	January 5,1998	Year	Year	Year
	(inception) to	Ended	Ended	Ended
	January 31	January 31	January 31	January 31
	2004	2004	2003	2002

Revenue
Proceed from sale of mineral claims	$72,530	$-	$-	$-
Costs of mineral claims sold	(5,767)	-	-	-
	66,763	-	-	-

Expenses
Accounting and audit	131,784	$52,944	27,784	$9,295
Amortization-discount on promissory note	22,487	20,247	2,240	-
Amortization-equipment	19,592	15,306	4,286	-
Amortization-deferred charges	2,625	2,625	-	-
Automotive	32,976	32,976	-	-
Consulting	20,400	-	-	-
Due diligence and general exploration	24,650	-	-	-
Interest expense on promissory note	24,056	19,035	5,021	-
Legal	462,190	226,966	123,616	38,214
Listing and filing	67,591	16,543	19,813	17,025
Management fees	242,000	79,000	32,500	35,000
Office and miscellaneous	214,511	75,840	57,556	53,131
Project development (Note 13)	1,413,422	580,874	504,559	327,989
Promotion	16,297	7,700	2,037	6,560
Rent	27,700	17,700	-	-
Secretarial and administration	100,998	37,750	30,000	27,200
Sponsorship fees	86,754	304	75,750	-
Stock-based compensation	742,564	321,541	421,023	-
Telephone	33,296	11,114	5,757	5,052
Travel	246,845	86,869	100,399	30,923
Total expenses	3,932,738	1,605,334	1,412,341	550,389

Operating loss	(3,865,975)	(1,605,334)	(1,412,341)	(550,389)
Interest income	12,869	1,825	797	3,271
Loss on sale of marketable securities	(2,156)	-	-	(2,156)
Write off of mineral properties	(541,007)	-	-	-
Write-down of marketable securities	(15,000)	-	-	-
Debt forgiven	5,767	-	-	-
Loss for the period	(4,405,502)	(1,603,509)	(1,411,544)	(549,274)
Deficit, beginning of period	-	(2,801,993)	(1,390,449)	(841,175)
Deficit, end of period	$(4,405,502)	$(4,405,502)	$(2,801,993)	$(1,390,449)

Loss per share-basic and diluted		$(0.15)	$(0.17)	$(0.12)

Weighted average number of
common shares outstanding
-basic and diluted		10,875,543	8,163,487	4,469,232

The accompanying notes are an integral part of these financial statements.
WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	Period from
January 5,1998		Year	Year	Year
	(inception) to	Ended	Ended	Ended
	January 31	January 31	January 31	January 31
	2004	2004	2003	2002

Cash flows from (used in) operating activities
Loss for the period	$(4,405,502)	$(1,603,509)	$(1,411,544)	$(549,274)
Adjustment for items not involving cash:
- amortization-discount on promissory note	2,240	-		-
- amortization-equipment	42,464	38,178	6,526	-
- loss on sales of marketable securities	2,156	-	-	2,156
- write-down of marketable securities	15,000	-	-	-
- write off of mineral interest	541,007	-	-	-
- debt forgiven	(5,767)	-	-	-
-legal expenses settled through the issuance of shares	15,000	-	-	15,000
-Stock based compensation expense	742,564	321,541	421,023	-
	(3,050,838)	(1,243,790)	(983,995)	(532,118)
Change in non-cash working capital items:
-refundable tax credits	(17,900)	5,434	(16,259)	(4,108)
-prepaid expenses	(6,861)	(6,111)	10,591	(11,341)
-accounts payable and accrued liabilities	85,807	16,172	(48,877)	113,365
Net cash used in operating activities	(2,989,792)	(1,228,295)	(1,038,540)	(434,202)
Cash flows from (used in) financing activities
Shares issued for cash	6,011,509	2,618,095	2,163,550	194,000
Share subscriptions received	262,498	35,498	7,500	219,500
Advances from (to) related party	25,719	(24,967)	44,919	-
Promissory note	64,595	(89,426)	154,021	-
Net cash from financing activities	6,364,321	2,539,200	2,369,990	413,500
Cash flows from (used in) investing activities
Purchase of marketable securities	(43,500)	-	-	-
Purchase of property and equipment	(2,020,476)	(867,691)	(980,712)	(172,073)
Acquisition of mineral properties	(191,072)	-	-	-
Deferred exploration	(349,932)	-	-	-
Proceeds from sales of marketable securities	26,344	-	-	26,344
Investment deposit	(170,020)	(170,020)	-	-
(Increase) in deferred charge	(351,000)	-	(351,000)	-
Net cash used in investing activities	(3,099,656)	(1,037,711)	(1,331,712)	(145,729)

Increase (decrease) in cash and
and cash equivalents	274,873	273,194	(262)	(166,431)

Cash and cash equivalents,
beginning of period	-	1,679	1,941	168,372

Cash and cash equivalents, end of period	274,873	$274,873	$1,679	$1,941

The accompanying notes are an integral part of these financial statements.
  Continued Operations

  Effective February 15, 2002, the Company changed its business from natural resource exploration to engage in the development of wind farm for the production of electricity from wind energy. During the fiscal year 2003, the Company acquired 100% of Verde Resources Corporation ("VRC") and Aero Energy, LLC ("Aero"), and incorporated Eastern Wind Power Inc. ("EWP") to hold wind farm properties in North America.

  These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company is dependent upon the ability of the Company to obtain necessary financing to complete the development of the wind energy production project and upon future profitable operations.

  Change in Accounting Policies
    Effective February 1, 2003, the Company adopted the recommendation of CICA Handbook on Stock-Based Compensation and Other Stock-Based Payments. The Handbook establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Handbook sets out a fair value based method of accounting that is required for all stock based transactions. Under the new standards, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

    The Handbook provides alternative methods of transition for the adoption of the fair value method and as permitted, the Company has elected the prospective application and the fair value based method of accounting for all types of award granted on and after February 1, 2003.

    The change of accounting policy has no cumulative effect on the prior year financial statements.

    Effective February 1, 2002, the Company adopted the new recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, prospectively. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

    The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

    2. Change in Accounting Policies (continued)

    In fiscal year 2002, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

  The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior and current years as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.

  Significant Accounting Policies
    Principles of Consolidation

    These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, Eastern Wind Power Inc. ("EWP"), and U.S. subsidiaries, Verde Resources Corporation ("VRC") and Aero Energy, LLC ("Aero"). All significant inter-company accounts and transactions have been eliminated.

    Use of Estimates

    The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

    Cash Equivalents

    Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

    Property and Equipment

    Property and equipment are recorded at cost and amortized over their estimated useful lives using the straight-line method over 5 years.

    3. Significant Accounting Policies (continued)

    Income Taxes

    The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    Long-lived Assets Impairment

    Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

    Foreign Currency Transactions

    Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income statement.

    Earnings (Loss) Per Share

  Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

  Investment Deposit

  On September 18, 2003, the Company entered into a Binding Letter Agreement ("Agreement") with a director of one of its subsidiaries to acquire a 1/3 interest in and to the Mogul Generating Facility ("Mogul") located in Tehachapi, California. Pursuant to the Agreement, the Company is required to make a US$120,000 deposit (paid) and will have 120 days to perform the necessary due diligence for the purpose of closing the said transaction. Further, the purchase price shall be determined by mutual agreement of both parties, which shall be based on an evaluation of two (2) independent evaluators. In the event if mutual agreement referring to the purchase price cannot be reached within 180 days from the date of the Agreement, the US$120,000 will be returned to the Company within fifteen (15) days after the expiration of the 180-day period. At present, the Company is in the process of performing due diligence and the Agreement is still in good standing.

  Property and Equipment
	2004			2003
	Cost	Accumulated amortization	Net book value	Net book value

Land for wind farm sites	$1,901,874	$ -	$1,901,874	$1,109,920
Equipment	118,602	19,592	99,010	38,579
		$

  During fiscal year 2004, the Company completed various acquisitions of lands for potential wind farm sites in California and Arizona, USA for a total consideration of $791,954.

  Intangible Assets

  (a) Verde Resources Corporation

  On February 15, 2002, the Company completed an asset purchase agreement with Verde Resources, a California partnership. Pursuant to the asset purchase agreement, the Company acquired certain site and wind data rights for a wind farm site, and shares of Verde Resources Corporation. In consideration, the Company issued one million Units, consisting of one million common shares and one million non-transferrable warrants, each warrant entitling the holder to acquire one common share at a price of $0.50 per share for a period of 2 years expiring February 15, 2004.

  The total purchase price of $375,000, being the estimated market value of the one million common shares and warrants issued, is allocated to the intangible assets of site and wind data rights which has been determined to have an indefinite life by the management of the Company. With the adoption of CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, the cost of site and wind data rights will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The share of Verde Resources Corporation is allocated a nominal value as there were no assets and liabilities in Verde Resources Corporation at the date of acquisition.

  (b) Aero Energy, LLC

  On February 26, 2002, the Company acquired a 100% membership interest in Aero Energy, LLC for a total consideration of $10. There were no assets and liabilities in Aero Energy, LLC at the date of acquisition.

  Deferred Charges

  Deferred charges represent advance land lease payments to the lessors. A summary of leased land locations and their related deferred charges is as follows:

		2004		2003
			Net book	Net book
	Cost	Deduction	value	value
Elgin, Arizona (a)	$ 351,000	$ -	$ 351,000	$ 351,000
Kingman, Arizona (b)	105,000	2,625	102,375	-
	$ 456,000	$ 2,625	$ 453,375	$ 379,056
    The advance payment will be deducted against the future annual rent payments after commencement of the operation of the wind farm on the permanent site. As at January 31, 2004, the Company has not yet commenced operation.
    The amount is amortized over the terms of the Windfarm Easement Agreement, which is 30 years.
  Due to Related Party

  The amount due to a related party represents a loan from a director of the Company. The amount is non-interest bearing, unsecured and has no stated terms of repayment.

  Notes payable
          The Company issued a promissory note of US$95,244 (CDN$149,000), to a shareholder of the Company. The promissory note was due on November 11, 2004 with interest at a rate of 15% per annum. It was secured by the first trust deeds over 50 acres of the Company's land in Tehachapi, California and 160 acres of the Company's land in Arizona. The Company also agreed to pay to the lender a bonus and an agent a finder fee of 27,330 and 13,670 common shares, respectively.
          During the year, the Company repaid the promissory note in full with interest, and issued the bonus and finder's fee shares as agreed.
          Note payable of $66,595 (2003: $73,345) represents the amount due to a director of the Company who obtained two bank loans from a financial institution to assist the Company in the acquisition of land in 2003. The note payable is secured by the property of the Company, bears interest at 10% per annum and due on demand.

  Share Capital
          Authorized: 100,000,000 common shares without par value.
          Issued:
	Shares	Amount
Balance, January 31, 2002	4,824,972	$ 1,244,864
Private placement at $0.50 per share, net of share issuance costs of $41,650	906,000	411,350
For site and wind data rights	1,000,000	375,000
For sponsorship fee	60,000	60,000
Exercise of warrants at $0.60 per share	250,000	150,000
Private placement at $0.70 per share, plus 100,000 shares as finder's fee	2,100,000	1,400,000
Exercise of warrants at $0.75 per share	116,000	87,000
Exercise of stock option at $0.38 per share	65,000	24,700
Private placement at $1.00 per share	250,000	250,000
Balance, January 31, 2003	9,571,972	4,002,914
Exercise of warrants, ranging from $0.75 to $1.30 per share	949,000	763,600
Private placement at $1.05 per share, net of share issuance costs of $21,000	440,686	441,721
Share issued in connection with Windfarm Easement Agreement	100,000	105,000
Bonus shares issued in connection with the promissory note (Note 9a)	41,000	22,487
Private placement at $1.05 per share, net of share issuance cost of $20,750	651,000	662,800
Exercise of stock options, ranging from $0.20 to $0.35 per share	57,500	12,625
Private placement at $1.05 per share	115,000	120,750
Private Placement at $3.00 per share, net of share issuance cost of $21,900	215,333	624,099

Balance, January 31, 2004	12,141,491	$ 6,755,996

10. Share Capital (continued)

    Issued (continued):

On May 5, 2003, the Company completed a non-brokered private placement of 440,686 units priced at $1.05 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each warrant entitling the holder to acquire a further common share at $1.30 until May 4, 2004 and at $1.60 until May 4, 2005. The Company applied the residual approach and allocated the total proceeds of $441,721 (net of issuance cost of $21,000) to the common shares and $ nil to warrants.

On September 15, 2003, the Company completed a non-brokered private placement of 651,000 units priced at $1.05 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each warrant entitling the holder to acquire a further common share at $1.30 until September 15, 2004 and at $1.60 until September 15, 2005. The Company applied the residual approach and allocated the total proceeds of $662,800 (net of issuance cost of $20,750) to the common shares and $ nil to warrants.

On October 6, 2003, the Company completed a non-brokered private placement of 115,000 units priced at $1.05 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each warrant entitling the holder to acquire a further common share at $1.30 until October 6, 2004 and at $1.60 until October, 2005. The Company applied the residual approach and allocated the total proceeds of $120,750 to the common shares and $ nil to warrants.

On January 28, 2004, the Company completed a non-brokered private placement of 215,333 units priced at $3.00 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each warrant entitling the holder to acquire a further common share at $3.50 until January 28, 2005 and at $4.00 until January 26, 2006. The Company applied the residual approach and allocated the total proceeds of $624,099 (net of issuance cost of $21,900) to the common shares and $ nil to warrants.

    1,200,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

10. Share Capital (continued)

    Share purchase warrants outstanding as at January 31, 2004:
Number of Warrants	Exercise Price	Expiry Date

1,000,000	$0.50	February 15, 2004 (exercised after year-end)
423,686	$1.30 (1st year)	May 5, 2004
	$1.60 (2nd year)	May 5, 2005
165,000	$1.50	December 23, 2004
2,000,000	$1.13	June 17, 2004
651,000	$1.30 (1st year)	September 15, 2004
	$1.60 (2nd year)	September 15, 2005
115,000	$1.30 (1styear)	October 6, 2004
	$1.60 (2nd year)	October 6, 2005
215,333	$3.50 (1st year)	January 28, 2005
	$4.00 (2nd year)	January 28, 2006
4,570,019

Each warrant entitles the holder to acquire one common share of the Company.

11. Stock Options

In fiscal year 2003, the Company adopted a stock option plan (the "Plan") and allotted and reserved up to an aggregate of 1,800,000 common shares under the Plan. In fiscal year 2003, the Board of Directors approved and granted 500,000 and 300,000 stock options to consultants and employees of the Company, respectively. In fiscal year 2004, the Company granted and issued 750,000 stock options to various employees, directors and consultants of the Company. The Company applied the fair value method to account for stock options granted to employees and directors on and after February 1, 2003. In fiscal year 2004, the Company recorded $321,541 (2003: $421,023) stock based compensation expenses.

A summary of stock option information at January 31, 2004 as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at January 31, 2002	385,000	$0.29
Granted	800,000	$1.05
Exercised	(65,000)	$0.38
Options outstanding at January 31, 2003	1,120,000	$0.83
Granted	750,000	$2.23
Exercised	(57,500)	$0.22
Options outstanding at January 31, 2004	1,812,500	$1.43

11. Stock Options (continued)

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 2.93%, dividend yield 0%, volatility of 59% and expected lives of approximately 3 to 5 years. A summary of weighted average fair value of stock options granted during the year ended January 31, 2004 is as follows:

	Weighted Average Exercise Price	Weighted Average Fair Value
Exercise price is above market price at grant date:	$ 1.05	$ 0.61
Exercise price is below market price at grant date:	$ 2.41	$ 1.42

A summary of stock options outstanding and exercisable is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01 - $1.00	562,500	2.47	$0.56	562,500	$0.56
$1.01 – $2.00	600,000	3.28	$1.18	525,000	$1.20
$2.01 – $3.00	650,000	4.75	$2.41	-	$ -
	1,812,500	3.56	$1.43	1,087,500	$0.87

In fiscal year 2003, the Company accounted for its stock-based compensation plan using the intrinsic value method, under which no compensation was recognized in connection with options granted to employees and directors except if options were granted with an exercise price below the fair value of the underlying common share. The Company was required to calculate and present the pro-forma effect of all awards granted to employees and directors in fiscal year 2003. For disclosure purposes, the fair value of each option granted to an employee or director has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 84%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense under the fair value method, the following would have been its effect on the Company's net loss in fiscal year 2003:

2003
Net (loss) for the period:
-as reported	$ (1,411,544)
-pro-forma	$ (1,578,318)
Basic and diluted (loss) per share:
-as reported	$(0.22)
-pro-forma	$(0.24)

12. Income Taxes

    A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:
	2004	2003

Statutory income tax rate	(38%)	(40%)
Tax losses not benefited	38%	40%
Effective tax rate	-	-

    The Company has non-capital losses of approximately $2,644,000, cumulative foreign exploration and development expenses of approximately $935,000 and capital losses of approximately $17,000 for income tax purposes, which may be carried forward to reduce taxable income of future years. These non-capital losses expire commencing 2007 through 2010 if not utilized. The cumulative foreign exploration and development expenses can be carried forward indefinitely.

    13. Project Development Expenses

	2004	2003

Automotive	$11,800	$23,476
Consulting and related expenses	231,799	158,907
Evaluation report	-	24,287
Feasibility and technical services	141,200	14,970
Project management	131,457	150,229
Public relation and administration	41,615	65,555
Travel	23,003	67,135
	$580,874	$504,559

    14. Related Party Transactions
    The following expenses were accrued/paid to directors and parties related to the directors of the Company:
	2004	2003

Management fees	$ 46,000	$ 32,500
Project management	144,255	150,229
Consulting fees	23,616	24,000
Automotive	19,372	-
Rent	17,700	-
Secretarial and administrative	36,700	30,000
	$287,643	$236,729

    During the fiscal year 2004, the Company paid $25,483 as automotive allowance to a director of the Company. As at January 31, 2004, $6,111 was included in prepaid expense and deposit.

    See Noted 4 and 9(b).

    15. Commitments and Contingencies
    A summary of future financial commitments is as follows:
	2004	2003
Future minimum aggregate lease payments	$ -	$ 9,244
Maximum consultant fees payable pursuant to consulting agreements	$ -	$369,812

    In fiscal year 2003, the Company entered into a land lease agreement with a lessor for a term of 50 years from September 1, 2002 to August 31, 2052 with the following lease payments:

For the 14 years after commencement of the "operation of the wind farm" on the permanent site to pay the lessor

  1.4% of actual annual gross sale revenue from energy production on the permanent site; and
  minimum advance payment of US$225,000 (paid) to be deducted from future production.

15. Commitments and Contingencies (continued)

    (continued)

After the 14 years and until the termination of the lease, to pay the lessor

  2% of the actual annual gross sale revenue from energy production on the permanent sites; and
  additional annual rent equal to 10% of the amount due under 2% of actual annual gross sale, payable to a charity to be designated by the lessor, but in no event shall the additional rent exceed $50,000 per year.

(c) In 2003, the Company entered into a land lease agreement with a lessor for a term of 30 years commencing December 10, 2002 and ending on December 10, 2032. The Company is required to commence construction of permanent wind energy conversion facilities by June 1, 2005 otherwise this agreement shall terminate effective June 1, 2005. The agreement required the Company to pay the lessor annual rent equal to:

  1.55% of the actual annual sale revenue for the first 3 years after commencement of the "operation of the wind farm" on the permanent sites;
  1.9% of the actual annual sales revenue for the 4th year to 7th year;
  2.2% of the actual annual sales revenue for the 8th year to 11th year;
  2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and
  If any additional revenue from the sale of CO2 emission reduction credit, the Company shall pay to the rate sets out above.

(d) On April 10, 2003, the Company's wholly owned subsidiary, Verde Resources Corporation ("VRC"), entered into a Windfarm Easement Agreement ("Agreement") covering approximately 8,300 acres of land in Arizona with REMO LLC, an Arizona limited liability company. The terms of the lease is not to exceed thirty (30) years commencing upon the date of the Agreement. Pursuant to the Agreement, the Company agreed to issue to REMO 100,000 common shares (issued). The agreement also provides that VRC will pay REMO a royalty of 3.5% of gross operating proceeds from net energy sales with a minimum annual royalty payable of US$580,000, commencing no later than March 21, 2005.

(e) A former director of the Company's wholly owned subsidiary, Eastern Wind Power Inc., has commenced an action against the Company claiming rights to 50,000 stock options. The management of the Company assessed the claim and concluded that it has no merit. The lawsuit is still pending and the outcome is indeterminable at this time.

16. Non-cash Financing Activities

    The Company issued 100,000 common shares in connection with the Windfarm Easement Agreement (see Notes 7 and 15d).
    The Company issued 41,000 common shares as bonus and finder's fee pursuant to the issuance of a promissory note (see Note 9a).

    17. Financial Instruments

    The financial instruments of the Company consist of cash and cash equivalents, refundable tax credits, accounts payable and accrued liabilities and due to related party. The fair value of these financial instruments approximates their carrying value due to the relatively short term nature of these instruments. The Company is not exposed to significant interest rate, foreign currency or credit risks.

    18. Subsequent Events
    On May 3, 2004, the Company's wholly owned subsidiary, Verde Resources Corporation ("VRC") entered into a Master Power Purchase and Sale Agreement ("Master Agreement") with Arizona Public Service Company ("APS"), a company organized under the laws of the State of Arizona. Pursuant to the Master Agreement, APS will purchase from VRC 15 megawatts of wind energy electrical generation.
    Subsequent to the year-end, the Company granted 200,000 incentive stock options to an officer of its wholly owned subsidiary, Verde Resources Corporation, at an exercise price of $1.44 per share until May 20, 2009.
    Subsequent to the year, the following shares were issued:
  21,000 common shares at $3.00 per share pursuant to a private placement
  55,000 common shares at $0.20 per share pursuant to the exercise of stock options
  1,596,533 common shares at range of $0.50 to $1.30 per share pursuant to the exercise of warrants.

19. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in some respects from general accepted accounting principles of United States (US GAAP).

The significant differences between Canadian and US GAAP which affect the Company's consolidated financial statements are summarized below:

    The Consolidated Statement of Shareholders' Equity, prepared in accordance with the US GAAP as required, is now presented as an additional schedule.
    Reconciliation of Consolidated Statement of Operations Items:
	Cumulative amounts from inception to January 31 2004	Year Ended January 31 2004	Year Ended January 31 2003	Year Ended January 31 2002
Loss for the period (Canadian GAAP)	$(4,405,502)	$(1,603,509)	$(1,411,544)	$(549,274)
Stock based compensation expense	(20,600)	-	-	(12,800)
Unrealized loss of marketable securities	-	-	-	(15,000)
Debt forgiven-related party	(5,767)	-	-	-
Imputed interest	(2,568)	(1,950)	(618)	-
Loss for the period (US GAAP)	$(4,434,437)	$(1,605,459)	$(1,412,162)	$(577,074)
Loss per share-basic and diluted (US GAAP)		$ (0.16)	$ (0.19)	$ (0.16)
Weighted average number of common shares outstanding - basic and diluted (US GAAP)		10,125,543	7,413,487	3,719,232

    19. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

    Reconciliation of Consolidated Statement of Cash Flows items is not presented since there is no impact on cash flows.
    Stock Based Compensation

    In fiscal 2003 and 2002, the Company followed the Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options under the US GAAP. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. Effective February 1, 2003, the Company adopted the fair value recognition provision of SFAS 123 "Accounting for Stock-Based compensation", prospectively to all employees and directors awards granted, modified or settled on or after February 1, 2003.

    The cost related to stock-based employee compensation included in the determination of net income (loss) for 2003 and 2002 is less than that which would have been recognized if the fair value base method had been applied to all awards since the original effective date of Statement 123. The following table illustrates the effect on net loss and basic and diluted loss per share if the fair value based method had been applied to all outstanding employee stock options in each period:

	2004	2003	2002
Loss for the year:
-as reported (US GAAP)	$ (1,605,459)	$ (1,412,162)	$ (577,074)
Add: stock-based employee compensation expenses included in reported net loss for the year	237,421	6,000	12,800
Deducted: total stock-based employee compensation expense determined under fair value based method of all awards	(237,421)	(172,774)	(33,219)
-pro-forma	$ (1,605,459)	$ (1,578,936)	$ (597,493)
Basic and diluted loss per share:
-as reported (US GAAP)	$ (0.16)	$ (0.19)	$ (0.16)
-pro-forma	$ (0.16)	$ (0.21)	$ (0.16)

    19. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

    (d) Stock Based Compensation (continued)

    The weighted-average fair value of the stock options granted in 2004, 2003 and 2002 was estimated at the grant date based on the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2004	2003	2002
Risk free interest rate	2.93%	5.5%	5.5%
Expected lives (in years)	5	5	3
Dividend yields	0%	0%	0%
Expected volatility	59%	84%	87%
Weighted average fair value of options	$1.31	$0.80	$0.24

    Escrow Shares

    As at January 31, 2004, 1,200,000 shares are held in escrow, 450,000 shares of which may be released based on the passage of time and the remaining 750,000 shares may be released upon attainment of certain performance-based goals. No performance-based escrow shares were released in fiscal 2004.

    As performance-based escrow shares are contingently cancellable, they are excluded from the calculation of the weighted average number of shares for purposes of the loss per share under US GAAP.

    New Accounting Pronouncements

In January 2003, the Financial Accounting Standard Board released FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46R does not have an impact on its financial position or results of operations

19. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(f) New Accounting Pronouncements (continued)

In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 addresses certain accounting issues related to hedging activity and derivative instruments embedded in other contracts. In general, the amendments require contracts with comparable characteristics to be accounted for similarly. In addition, SFAS No. 149 provides guidance as to when a financing component of a derivative must be given special reporting treatment in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 does not have an impact on the Company's consolidated financial statements.

In May 2003, the Financial Accounting Standards Board (FASB) approved SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how to classify and measure financial instruments with characteristics of both liabilities and equity. It requires financial instruments that fall within its scope to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, for pre-existing financial instruments, as of July 1, 2003. The Company does not have any financial instruments that fall under the guidance of SFAS No. 150 and, therefore, the adoption does not have any effect on the Company's consolidated financial statements.

In a December 11, 2003 speech at the American Institute of Certified Public Accountants, the Securities and Exchange Commission ("SEC") expressed that rate-lock commitments represent written put options and, therefore, be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The adoption of SAF No. 105 will not have an impact on the Company's consolidated financial statements.

WESTERN WIND ENERGY CORP.
(A development stage company)
Consolidated Statements of Shareholders' Equity
Years Ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
					(Deficit)	Total
					accumulated	Share-	Total
			Additional	Share	during the	holders'	Compre-
	Common shares		paid-in	subscription	exploration	equity	hensive
	Shares	Amount	capital	received	stage	(deficiency)	(loss)

Balance, January 31, 2002	4,824,972	$-	$1,271,231	$219,500	$(1,416,816)	$73,915	$-
Private placement at $0.50 per share, net of share issuance costs of $41,650
	906,000	-	411,350	(219,500)	-	191,850	-
Stock based compensation	-	-	421,023	-	-	421,023	-
Share issued for site and wind data rights	1,000,000	-	375,000	-	-	375,000	-
Shares issued for sponsorship fee	60,000	-	60,000	-	-	60,000	-
Exercise of warrants at $0.60 per share	250,000	-	150,000	-	-	150,000	-
Private placement at $0.70 per share, plus 100,000 shares as finder's fee
	2,100,000	-	1,400,000	-	-	1,400,000	-
Exercise warrants at $0.75 per share	116,000	-	87,000	-	-	87,000	-
Exercise of stock option at $0.38 per share	65,000	-	24,700	-	-	24,700	-
Private placement at $1.00 per share	250,000	-	250,000	-	-	250,000	-
Share subscriptions	-	-	-	7,500	-	7,500	-
Allocation of debt and equity instrument in connection with promissory note
	-	-	22,487	-	-	22,487	-
Imputed interest	-	-	618	-	-	618	-
Components of comprehensive income (loss)
-net (loss) for the year	-	-	-	-	(1,412,162)	(1,412,162)	(1,412,162)
Balance, January 31, 2003	9,571,972	-	4,473,409	7,500	(2,828,978)	1,651,931	$(1,412,162)
Exercise of warrants at $0.75 to $1.30 per share	949,000	-	763,600	-	-	763,600	-
Private placement at $1.05 per share, net of of share issuance costs of $21,2000
	440,686	-	441,721	-	-	441,721	-
Share issued in connection with Windfarm Easement Agreement	100,000	-	105,000	-	-	105,000	-
Bonus shares issued in connection with the promissory note	41,000	-	-	-	-	-	-
Private placement at $1.05 per share, net of of share issuance costs of $20,750
	651,000	-	662,800	-	-	662,800	-
Exercise of stock options at $0.20 to $0.35 per share	57,500	-	12,625	-	-	12,625	-
Private placement at $1.05 per share	115,000	-	120,750	-	-	120,750	-
Private placement at $3 per share, net of of share issuance costs of $21,900
	215,333	-	624,099	-	-	624,099	-
Share subscriptions	-	-	-	27,998	-	27,998	-
Imputed interest	-	-	1,950	-	-	1,950	-
Stock-based compensation	-	-	321,541	-	-	321,541	-
Components of comprehensive income (loss)
-net (loss) for the year	-	-	-	-	(1,605,459)	(1,605,459)	(1,605,459)
Balance, January 31, 2004	12,141,491	$-	$7,527,495	$35,498	$(4,434,437)	$3,128,556	$(1,605,459)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WESTERN WIND ENERGY CORP.

By:

Jeffrey J. Ciachurski

President, CEO and Director

Dated this 21st day of July, 2004.