Form 20-F
period 2005-01-31
WESTERN WIND ENERGY CORP
filed 2005-08-25
CIK 1271131

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2005,
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______,
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No. ☑
Commission File Number
Western Wind Energy Corp.
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
(Address of principal executive office)
(604) 781-4192
(Registrant’s telephone number, including area code)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:
As of January 31, 2005: 14,645,935 Common Shares without par value
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

ITEM 16b. CODE OF ETHICS	39
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES	40
ITEM 16d. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	40
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	41
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURE
Notice of Articles
Articles of Incorporation
Shareholder Rights Plan Dated April 5, 2005
Section 302 Certification - CEO
Section 302 Certification - CFO
Section 906 Certification - CEO
Section 906 Certification - CFO

GLOSSARY
The following is a glossary of terms and acronyms that we us throughout this annual report.
“AEPCO” means Arizona Electric Cooperative, Inc.
“Aero” means Aero Energy LLC, a California Limited Liability Company and a wholly-owned subsidiary of Western Wind, which was incorporated on February 26, 2002.
“APS” means Arizona Public Service which jointly owns and operates the largest nuclear generating plant in the United States, the Palo Verde Nuclear Power Facility.
“Canadian GAAP” means Canadian generally accepted accounting principles.
“credit trading” means purchases, sales, or donations of credits to meet individual, corporate, or institutional (governmental bodies, educational institutions, or non-profit organizations are examples) goals for environmental quality, or to meet the requirements of environmental or energy policy regulations.
“EWP” means Eastern Wind Power Inc., which was incorporated in New Brunswick, Canada on July 10, 2002, and is a wholly-owned subsidiary of Western Wind.
“Forward-looking statements” means statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans.
“GHGs” means Greenhouse Gases, which are emissions that are generated from the production of electricity derived from generating facilities that consume fossil fuels. Such gases are typically carbon dioxide, nitrous oxides, sulphur dioxides and other particulate emissions.
“kW” means kilowatt and “kWh” means kilowatt hour or 1,000 watthours.
“LADWP” means the Los Angeles Department of Water and Power.
“MW” means megawatt or 1,000 kilowatts and “MWh” means megawatt hours or 1,000 kilowatt hours.
“NB Power” means New Brunswick Power, the province’s electric utility company.
“Noon Buying Rate” means the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
“PPA” means a power purchase agreement, pursuant to which another party proposes to acquire wind powered electrical generation from a producer.
“PURPA” means the Federal Public Utilities Regulatory Policies Act of 1978. PURPA, which was passed as part of the National Energy Act, was intended to encourage the conservation and efficient use of energy resources and to encourage the development of alternative power supplies capable of displacing the inefficient use of oil and natural gas by electric utilities.
“PV” means photovoltaic power.

“Renewable Energy Technology” means a technology that converts one primary form of energy into another form, mainly electrical, where the primary form is derived from a fuel source that is sustainable and non-depleting.
“Sagebrush Line” means the transmission line which runs through our property in Tehachapi, California.
“SCE” means Southern California Edison Company.
“U.S. GAAP” means United States generally accepted accounting principles.
“Verde” means Verde Resources, a California partnership.
“VRC” means Verde Resources Corporation which was incorporated in Arizona on August 8, 2001 and is a wholly-owned subsidiary of Western Wind.
“wind lands” means lands suitable for the development of wind energy electrical generation facilities.
“WND” means the symbol of Western Wind under which shares are traded on the TSX Venture Exchange.

PART I
     Statements in this annual report that are not based on historical events are called “forward-looking statements”. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to the future market size, our business, and our future operating performance. When the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and “project” and similar expressions are used, they are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of those risks and assumptions are set out under “Risk Factors” below and include, but are not limited to:
•	our requirements for additional financing;

•	the early stage of our development;

•	our prospects for achieving profitability;

•	meteorological changes that could affect our business;

•	environmental risks;

•	rapid technological changes in the industry in which we operate;

•	we may not be able to sell any electricity;

•	significant competition exists in the industry in which we operate;

•	regulatory and economic risks such as changes in government policy and legislation and/or a reduction in the demand for wind generated electricity;

•	our ability to hire and retain key personnel;

•	actions by government authorities, including changes in government regulation;

•	our ability to execute prospective business plans; and

•	misjudgements in the course of preparing forward-looking statements.
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
In this annual report, please note the following:
•	references to “we”, “our”, “us” or “Western Wind” mean Western Wind Energy Corp. and its subsidiaries, unless the context of the sentence clearly suggests otherwise; and

•	all references to monetary amounts are in Canadian dollars, unless otherwise indicated
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3. KEY INFORMATION
Selected Financial Data
     The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the five fiscal years ended January 31. Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles (“U.S. GAAP”) to our financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 19 to our consolidated financial statements included in this annual report. The information in the table was obtained from the more detailed consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, Item 5. “Operating and Financial Review and Prospects”.
Canadian GAAP

	Years Ended January 31,
	2005	2004	2003	2002(1)	2001
	(Audited)
Revenues	Nil	Nil	Nil	Nil	Nil
Net Income (loss)	($2,803,905)	($1,605,334)	($1,411,544)	($549,274)	($90,408)
Net Income (loss) per share
Basic	(0.20)	(0.15)	(0.17)	(0.12)	(0.02)
Diluted	(0.20)	(0.15)	(0.17)	(0.12)	(0.02)
Total assets	$3,794,839	$3,300,913	$1,920,509	$192,430	$199,839
Net assets	$3,080,145	$3,128,556	$1,651,931	$73,915	$194,689
Debt	$714,694	$172,357	$268,578	$118,515	$5,150
Shareholders’ equity	$3,080,145	$3,128,556	$1,651,931	$73,915	$194,689
Capital Stock	$8,981,033	$6,755,996	$4,002,914	$1,244,864	$1,035,864
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Cash dividends (U.S.$)	Nil	Nil	Nil	Nil	Nil
Cash dividends per share (U.S. $)	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, fully diluted	13,924,833	10,875,543	8,163,487	4,469,232	4,130,792

(1)	Effective July 2001, we initiated a change in our business focus from a natural resource exploration company to a wind energy electrical generation company. See Item 4. “Information on the Company”.

U.S. GAAP

	Years Ended January 31,
	2005	2004	2003		2002(1)		2001
	(Audited)
Revenues	Nil	Nil	Nil		Nil		Nil
Net Income (loss)	($2,803,208)	($1,605,459)	($1,412,162)		($577,074)		($94,375)
Net Income (loss) per share
Basic	(0.22)	(0.16)	(0.19	)(2)	(0.16	)(2)	(0.03	)(2)
Diluted	(0.22)	(0.16)	(0.19	)(2)	(0.16	)(2)	(0.03	)(2)
Total assets	$3,794,839	$3,300,913	$1,920,509		$192,430		$199,839
Net assets	$3,080,145	$3,128,556	$1,651,931		$73,915		$194,689
Debt	$794,164	$172,357	$268,578		$118,515		$5,150
Shareholders’ equity	$3,080,145	$3,128,556	$1,651,931		$73,915		$194,689
Capital Stock	Nil	Nil	Nil		Nil		Nil
Cash dividends	Nil	Nil	Nil		Nil		Nil
Cash dividends per share	Nil	Nil	Nil		Nil		Nil
Cash dividends (U.S.$)	Nil	Nil	Nil		Nil		Nil
Cash dividends per share (U.S. $)	Nil	Nil	Nil		Nil		Nil
Weighted average common shares outstanding, fully diluted	$12,988,745	10,125,543	7,413,487	(2)	3,719,232	(2)	3,380,792	(2)

(1)	Effective July 2001, we initiated a change in our business focus from a natural resource exploration company to a wind energy electrical generation company. See Item 4. “Information on the Company”.

(2)	Restated data included in our initial registration statement as a result of the elimination of certain escrowed shares used in the auditor’s previous calculations.
Currency and Exchange Rates
     The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), for the conversion of Canadian dollars into U.S. dollars in effect at the end of the following periods, the average exchange rates during such periods (based on the daily Noon Buying Rates) and the range of high and low exchange rates for such periods:

	Years Ended January 31,
	2005	2004	2003	2002	2001
End of period	$0.8067	$0.7539	$0.6535	$0.6289	$0.6666
High for period	$0.8492	$0.7880	$0.6622	$0.6711	$0.6944
Low for period	$0.7158	$0.6529	$0.6319	$0.6200	$0.6410
Average for period	$0.7762	$0.7274	$0.6369	$0.6410	$0.6711

     The following table sets out the high and low exchange rates, based on the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars, for the following periods:

	High	Low
2005
June	$0.8159	$0.7950
May	$0.8082	$0.7872
April	$0.8233	$0.7957
March	$0.8322	$0.8024
February	$0.8134	$0.7961
January	$0.8346	$0.8050
     On July 22, 2005, the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars was US$0.8210 per one Canadian dollar. Unless otherwise specified, all references to currency in this annual report, refer to Canadian dollars.
Risk Factors
Market Risks
We may not be able to finance the development of our business
     We currently do not have sufficient funds to fully finance the development of wind farms on our properties located in Arizona, California and New Brunswick, Canada. As we have no other source of revenue, additional funds from further equity or debt financings will be required to complete the site development and to pay the administration costs of operating our business. We will require significant additional capital resources if we proceed to develop wind farms in Arizona, California and New Brunswick and to fund operations and continue research and development to optimize our operations. Additional financing may not be available on acceptable terms, if at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs. Currently, we do not know the precise amount of funds we will require to construct any wind farms we intend to develop on our properties. The development size of wind farms and the number of turbines will depend upon whether we will be able to secure power purchase agreements and, if so, the amount of power that a utility requires.
We are at an early stage of development and have not generated any revenues to date
     Our business is at an early stage of development. We have not begun to generate revenues. Our business will require significant additional investment in equipment and marketing before operations commence. As a general guideline, we anticipate expending approximately $100,000 per month on our day-to-day operations for fiscal 2005. If we proceed to develop a wind park on any of our properties, we will be required to expend a significant amount of funds. Even if we complete construction of wind farms and secure contracts for the sale of wind generated electricity, our business strategy may not be successful. Should our efforts to market and promote ourselves to power purchasers be unsuccessful, we may not attract enough, or any, customers to purchase electricity from us.
We may never achieve profitability
     We have accumulated net losses since incorporation of $7,208,710 and we expect such losses to continue as we complete site planning and expend funds on marketing and our ongoing operations. See Item 4. “Information on the Company-Business Overview”. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability. Our ability to achieve and maintain profitability will depend on our ability to construct a wind farm, produce electricity, and sell it at a profit. If we cannot achieve or maintain profitability, we may not be able to absorb financial losses which may occur. If we continue to suffer financial losses, our existence will be in jeopardy and our investors may lose all their investments.
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
We may not be able to sell any electricity, which may result in our inability to generate revenues
     While we have entered into power purchase agreements with APS, New Brunswick Power, and SCE, we are not yet in a position to construct wind farms and we have yet to produce any electricity. We may not be able to secure additional contracts for the purchase of our electricity or, if secured, that they could be maintained on a profitable basis. As such, we may never succeed in selling electricity.
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
Employment Risks
Our ability to hire and retain key personnel will be an important factor in the success of our business and a failure to hire and retain key personnel may result in our inability to manage and implement our plans for expansion and growth
     We will be highly dependent on, among others, Jeffrey Ciachurski, Michael Boyd, Paul Woodhouse, Darlene Gillis, Jeffrey Patterson, Steve Mendoza, and Cash Long because of their experience in the wind energy industry. The loss of the services of one or more of these individuals could impair our ability to manage our company, or to obtain new or maintain existing client engagements. We have not purchased key man insurance on any of these individuals, which insurance would provide us with insurance proceeds in the event of their death. Without key man insurance, we may not have the financial resources to maintain our business until we could replace the individual or to replace any business and client engagements lost by the death of that person. The competition for qualified personnel in the wind energy industry is intense. In addition, in order to manage growth effectively, we must continue to implement and improve our management systems and to recruit and train new employees. We may not be able to continue to attract and retain the qualified personnel necessary. If we are unable to retain or to hire additional qualified personnel as required, we may not be able to adequately manage and implement our plans for expansion and growth.
Enforcement Risks
You may not be able to enforce civil judgements in Canada
     U.S. investors’ ability to enforce civil liabilities under applicable U.S. federal and state securities laws will be adversely affected because we are organized under the laws of British Columbia, Canada and because most of our officers or directors are not residents of the U.S. In addition, some of our assets and operations are located outside of the U.S., specifically, British Columbia and New Brunswick, Canada. As a result, it may be difficult or impossible for U.S. investors to effect service of process upon us or our officers or directors within the United States. It may also be difficult to realize against us or them, in the United States, upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada may not enforce: (i) judgments of U.S. courts obtained in actions against us or our officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (ii) in original actions, liabilities against us or our officers or directors predicated upon such laws.
You may not be able to enforce U.S. bankruptcy laws in Canada
     As we are organized under the laws of British Columbia, Canada and as some of our assets are located outside of the United States, it may be difficult to enforce U.S. bankruptcy proceedings against our company. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, you may have trouble administering a U.S. bankruptcy case involving a Canadian debtor with property located outside the United States. Any orders or judgments of a bankruptcy court obtained by you in the United States may not be enforceable.
Securities Risks
Our shareholders’ interest will be diluted if we issue more shares
     We intend to issue more shares as a means of raising capital to fund the development of our business. As a result, when we do issue additional shares our current shareholders will experience a dilution of their proportionate shareholdings in our company.

There are risks associated with making investments in Foreign Private Issuers such as limited investor protections and limited access to information
     We are a “foreign private issuer” as defined in the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are exempt from certain provisions of the Exchange Act that apply to U.S. public companies, including: (i) the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership, trading activities and liability for insiders who profit from trades made in a short period of time. As a result, you are not afforded the same protections or the same information that would be made available to you, if you were to invest in a United States public corporation.
Our securities may be considered “Penny Stock” Securities and, as such, broker-dealers may be discouraged from effecting transactions in our common shares which may make it difficult for shareholders to sell their shares
     Our securities may be considered as “Penny Stock” securities and may be deemed “penny stock” as defined in Rule 3a51-1 of the Exchange Act. Such a designation could limit the pool of prospective or suitable investors and may impair the development of the public market for our shares or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to the sale by broker-dealers of “penny stocks” may make it more difficult for purchasers of our common shares to resell their shares to third parties or to otherwise dispose of their shares.
Other Risks
Certain factors may inhibit a takeover that our shareholders may consider favourable.
     We currently have a shareholder protection rights plan designed to protect us and our shareholders from unfair, abusive or coercive tactics and intend to reconfirm same upon its expiration. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. For more information, see “Item 10. Additional Information – Articles and Bylaws”.
ITEM 4. INFORMATION ON WESTERN WIND
History and Development
Name and Incorporation
     We originally incorporated as 556953 B.C. Ltd. on January 5, 1998 by filing, for registration, the Articles of Incorporation and Memorandum as required under the Company Act of British Columbia. On March 2, 1998 we changed our name to Minera Cortez Resources Ltd. On January 24, 2002 we changed our name from Minera Cortez Resources Ltd. to our current name, Western Wind Energy Corp. As a result of the introduction of the British Columbia Business Corporations Act (“BCBCA”) replacing the Company Act (British Columbia), all British Columbia companies are required to “transition” into the BCBCA. On July 23, 2004, we “transitioned” under the BCBCA. As part of the “transition”, the shareholders approved new articles for Western Wind.

     Our registered and records office is located at Suite 1925-700 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1A1. Telephone: (604) 688-6775. Our business address is 632 Foster Avenue, Coquitlam, British Columbia, V3J 2L7. Our web site is www.westernwindenergy.com.
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
     Our transformation from a natural resource exploration company to a wind energy electrical generation company began during the fiscal year 2001 when we wrote off the nominal carrying value of our interest in our remaining mineral properties in Mexico. The change of business continued in July 2001 when we entered into a letter of intent to acquire certain meteorological data from Verde (the “Verde Assets”). A formal asset purchase agreement was entered into on September 30, 2001. The acquisition was approved by our shareholders and was finally completed on February 15, 2002. As consideration for the Verde Assets, we issued to the partners of Verde an aggregate of 1,000,000 units at a deemed price of $0.375 per share. Each unit consisted of one (1) common share and one (1) share purchase warrant. Each warrant entitled the holder to purchase one (1) common share at a price of $0.50 per share up until February 15, 2004.
     To pursue our new business plan, we began acquiring properties, including the property from which the data comprising the Verde Assets was derived. Pursuant to an agreement dated September 16, 2001, we acquired from HR Investments and CTR Trust four (4) parcels of land totalling approximately 440 acres located approximately 15 miles north of Kingman, Arizona known as Quail Springs, for the purchase price of US$110,000. As at January 31, 2005, a balance of CDN$58,558 remains owing.
     Commencing on July 19, 2002, we began acquiring parcels of land from various landowners in the Tehachapi Wind Park, located in California. We continue to acquire suitable land as it becomes available and, as at January 31, 2005, we own 1,022 acres. Consideration for the 1,022 acres totalled $1,955,594. To facilitate our operations in California, we purchased, for the nominal consideration of US$10.00, 100% of the membership interests in Aero from Cash Long (50%) and Jeff Patterson (50%).
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
     On March 20, 2003, VRC entered into a windfarm easement agreement with REMO, LLC entitling us to conduct wind resource and other evaluations over 8,300 acres in northwestern Arizona. In consideration of the easement, we issued to REMO 100,000 common shares at a deemed price of $1.05 per share. The agreement also provided, among other things, that VRC would pay to REMO a royalty of 3.5% of gross operating proceeds from net energy sales with a minimum annual royalty payable of US$580,000, commencing no later than March 21, 2005. Western Wind sent a Notice of Termination to REMO, LLC which took effect on March 15, 2005.
     On September 18, 2003, we entered into an agreement with Mr. Cash Long, a director of VRC and Aero and our Chief Financial Officer, to acquire a one-third interest in the Mogul Generating Facility located in Tehachapi. Under the agreement, we were required to pay US$120,000 as a deposit (paid). Both parties had 180 days from the date of the agreement to mutually agree on a purchase price. In the event such mutual agreement could not be reached within that time, the deposit was to be returned within 15 days. Subsequent to our most recent year end, an independent evaluation on certain of Mogul’s assets was performed. We now propose to acquire certain wind data from Mogul, instead of an interest in the facility itself, for a price of US$500,000. The deposit paid to Mr. Long is to be applied against the final purchase price. Mr. Jeffrey Patterson, who is also a director of VRC and Aero, also owns a one-third interest in the Mogul Generating Facility.
     On July 5, 2005, we announced that we had executed an agreement to acquire the Windridge Generating Facility located at Tehachapi. The acquisition, which at the date of this annual report remains subject to regulatory approval, will result in the acquisition of land and 38 existing Danish “Windmatic” wind turbine generators, which have been generating electricity since 1984. The cost of the acquisition is approximately $1.1 million and would involve some form of vendor financing.
     During the past year, we have executed PPA’s with three separate utilities respecting the procurement of up to 155MW of wind energy electrical generation. The agreement in Arizona between VRC and APS is dated May 3, 2004 and is for up to 15MW of wind generated power. On September 29, 2004, EWP entered into a 20 year PPA with New Brunswick Power for up to 20MW. On March 8, 2005, Aero entered into a PPA with SCE for up to 120 MW.
     All of our capital acquisitions, to-date, have been located in Arizona, California or New Brunswick and have been undertaken through our wholly-owned subsidiaries located in those jurisdictions. All of our principal capital expenditures currently in progress are financed internally.
     For additional information on our properties, the terms of acquisition, and additional details regarding the PPA’s refer to Item 4 “Information on Western Wind – Property, Plants and Equipment.”
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
     A power purchase agreement is an agreement with a utility that enables us to sell electricity at an agreed-to price per kilowatt for the term of the agreement. The development of a wind park is dependent upon us entering into a power purchase agreement with a utility. A power purchase agreement normally states the quantity of electricity required by the utility and the price, per kilowatt of electricity. The development and size of a wind park will be dependent upon the requirements of the utility, as set out in a power purchase agreement. As a result of negotiating power purchase agreements, we now must raise sufficient capital, either through equity, debt or a combination of both, to construct wind generation facilities. Based on management’s experience, the costs of developing, constructing and completing each one-megawatt of wind park development is approximately US$1,000,000.
     To this end, we expect to spend approximately $100,000 per month of fiscal 2005 on our day-to-day operations, including research and marketing. We cannot provide an accurate estimate on our marketing costs alone as these are integrated into our day-to-day activities. We do not expect to generate any revenues prior to the end of 2005. If our business proceeds to the development of a wind park, we will be required to expend a significant amount of funds to complete such a development.
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
     According to the American Wind Energy Association (www.awea.org), wind energy was the world’s fastest growing energy source during most of the 1990s, expanding at annual rates ranging from 25% to 35%. The major contributing factors to this growth are international concern about global warming and environmental degradation, interruptible and finite supplies of fossil fuels, perceived problems associated with nuclear power, population growth and generally a significant increase in demand for energy.
     Turbine technology has evolved significantly since the 1980’s, eliminating much of the technological risk that may be associated with other less developed renewable power technologies. Revenues from wind generated electricity is, however, subject to the demand for electricity. Wind generated electricity is also subject to the availability of the necessary raw energy, namely, wind. Therefore, wind energy production may be higher during months when wind speed is higher. In California, for instance, the meteorological conditions are such that the wind blows more from April through to October, which results in higher wind energy production during those months. Consumer demand for electricity is also higher in the summer months, particularly in Arizona and California.
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
     International treaties and protocols have made a significant impact on the development and implementation of renewable energy technologies. Through multi-lateral agreements, some nations are voluntarily placing limits on the amount of allowable carbon emissions and other Greenhouse Gases (GHGs). These voluntary limits are opening markets for renewable energy resources where none existed before. Future implementation of carbon emissions “credit trading” may also increase the demand for clean, non-depleting, zero-emission renewable energy sources. “Credit trading” is the regulatory practice whereby a government imposes a limit on the amount of pollution certain energy producers may emit for a given geographical area. The limit takes the form of “credits”. The more pollution that is emitted, the more “credits” are spent. An energy producer must remain below the maximum allowable limit for the particular geographic area. It may do so by either reducing its emissions or by acquiring any excess

“credits” from energy producers that emit fewer emissions. Traditional fossil fuel energy producers typically emit more emissions than wind energy producers. As a result, wind energy producers may have additional “credits” to sell to those energy producers that have greater emissions.
Deregulation
     In the United States, many state governments have been rewriting their utilities regulations and an increasing number now have “deregulated” utility environments. Among other things, deregulation allows consumers to purchase their electricity from the source of their choice. In Arizona, where some of our properties are located, access to the electricity market has been established through Arizona’s Retail Electric Competition Rules which, in management’s opinion, provide a favourable environment for renewable energy generators who are looking for customers. Although the industry in Arizona has been largely deregulated, energy producers still remain subject to the Federal Public Utilities Regulatory Policies Act (“PURPA”) and state regulations. In addition, energy producers must also meet standards set by the Arizona Corporations Commission (the “ACC”).
     In California, deregulation legislation, such as the Assembly Bill 1890 and the Renewable Energy Program, were implemented in the mid-1990’s to encourage the development of renewable electricity generation projects through various incentives. In addition, Assembly Bill 995 and Senate Bill 1038 were passed to further facilitate the development of renewable resources.
     In Canada, we have also noticed substantial efforts by all levels of government to promote wind energy generation. Programs such as the Wind Energy Research and Development Program advertised by Natural Resources Canada (a federal government department specializing in the sustainable development and use of natural resources, energy, minerals and metals, forests and earth sciences) in addition to certain favorable tax incentives, have all been adopted to facilitate wind energy development. In New Brunswick, New Brunswick Power (“NB Power”), the province’s electric utility company, has started allowing private power producers to access their transmission lines to sell power to large wholesale customers. Under the Action Plan for Climate Change 2000, NB Power has stated that it wishes to supply green energy to Government of Canada buildings, and it is currently in discussions with the federal Department of Supply and Services to achieve this objective.
     Management believes that the increasing amount of deregulation and governmental incentives in our industry, in both the United States and Canada, should have a positive effect on our business and the wind energy industry in general.
Competition
     In the markets in which we conduct our business, we will be competing with various energy providers. In the U.S., for instance, PURPA and state-sponsored utility deregulation legislation have enabled independent and small power producers to enter the electric utility business. Prior to this legislation, municipal and large investor-owned utilities held monopolistic power over electricity customers. Utilities are now entitled to compete with independent and small power producers for a share of the market place. In Arizona, the ACC has adopted a Renewable Energy Portfolio Standard that specifies that 0.2 percent (0.2%) of any utility’s “Total Retail Electric Sales” must come from a Renewable Energy Technology. It further specifies that 0.1 percent (0.1%) must come from solar technology, and the remaining 0.1 percent (0.1%) can come from “other” renewable technologies such as wind, geothermal, landfill gas and bio-mass. California has also introduced legislation to increase their retail power acquisitions from renewable sources, from 10% to 20%. New Brunswick has announced its intention to adopt a renewable portfolio standard, but as at the date of this annual report, does not currently have a policy on renewable energy.

Competition with Large Conventional Utilities
     The markets in which we conduct our business, particularly Arizona and California, are serviced by several large utilities. The largest of these is Arizona Public Service (“APS”). APS jointly owns and operates the largest nuclear generating plant in the United States, the Palo Verde Nuclear Power Facility. Deregulation of the electric utility sector allows us to compete directly with large utility companies for target markets. We believe we can successfully compete with the “brown” generation technologies that the large utilities currently offer. These “brown” technologies are primarily a mix of heavily subsidized nuclear, coal, hydroelectric and natural gas sources of energy.
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
     New Brunswick, another market where we conduct business, is serviced primarily by NB Power. The primary source of energy is derived from hydro-electric and other “brown” technologies. To date, there are no wind parks in New Brunswick providing wind-generated electrical energy. We believe that increasing governmental support for the development of environmentally-friendly sources of energy will lead to a stronger government policies to that will cultivate and promote the development of wind energy and enable us to compete with existing electrical energy providers.
Competition with Other Renewable Energy Technologies
     In the renewable energy market niche, we will be competing with a growing number of alternative energy producers. While the cost of a kWh of electricity from PV, solar thermal and geothermal sources is decreasing, management believes that producers of energy from these sources cannot yet compete with the low cost of wind generated electricity without substantial subsidies. We believe that geothermal, bio-mass and landfill gas generation are the closest competitors. Geothermal power is attractive because of its “on-demand” nature, but is limited by resource availability and is, by nature, more polluting than wind energy. Bio-mass and land-fill gas are also attractive as “on-demand” generators, however they are limited by fuel-resource availability and, in the case of land-fill, space requirements. Additionally, although considered to be renewable, they are, by their nature, more polluting than wind farms.
Competition with Other Wind Farm Developers
     As a potential wind farm developer, we believe we are in a unique position in Arizona. Arizona is not known as a wind resource state, however, we have identified and acquired significant wind resource areas, which we believe have been overlooked and have not yet been acknowledged by the industry in general. We believe that competition for “wind lands” will increase, just as companies compete for oil, gas and other energy resources. At the present time we are not aware of any other utility scale wind farmers operating in Arizona, nor are we aware of any competition in Arizona for controlling interest of wind resource areas that are of interest to us. One of our goals is to be the first utility scale wind farm developer in Arizona.
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
Property, Plants and Equipment
Quail Springs Wind Energy Project-Arizona
     The Quail Springs site near Kingman, Arizona was our first property acquisition and was selected on the basis of wind data collected since 1999, accessibility to a nearby distribution grid, and because of its close proximity to potential purchasers for wind generated electricity. Since 1999, VRC has been collecting wind data on the site from a tower-based anemometer. The data will be required to evaluate the feasibility of the site and the project, as well as revenue and cost projections respecting the Quail Springs project.
     The Quail Springs property consists of approximately 440 acres. The land was acquired on January 2, 2002 for the purchase price of US$100,000 pursuant to a real estate purchase agreement dated September 16, 2001 between HR Investments, a Nevada partnership, and CTR Trust, Thomas R. Reingruber, as Trustee (as vendors) and Jeffrey J. Ciachurski and Michael A. Patterson in trust for VRC (as purchasers). The acquisition was financed with cash and a promissory note, dated October 2, 2001, for US$50,000 secured by a deed of trust. The promissory note provides for interest of 10% per annum and is due on demand. We have been making installment payments of US$750 per month, comprised of principal and interest, since April 30, 2002. An additional 40 acres was acquired from the same vendors on May 22, 2002 for a total consideration of US$10,000. The purchase price was financed with cash and a promissory note dated May 22, 2002 in the amount of US$10,000. Since July 2002, we have been making installment payments of US$250 per month, comprised of principal and interest. The note, which is payable on demand, provides for interest at 10% per annum and is secured by a deed of trust against our property.
     Based on an assessment of the Quail Springs site data by a meteorologist, we installed a 50-meter monitoring tower that will provide us with information from which long-term wind resource at the turbine hub height can be determined. This data will provide more accurate information and will be used to determine the optimal turbine model required for the generation of wind energy.
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
Howling Dog Wind Energy Project-Arizona
     Between December 12, 2002, and December 31, 2003, VRC purchased 360 acres of land near Springerville, Arizona, adjacent to the New Mexico border. These acquisitions were made from various landowners for which we paid a total of $US106,000. VRC has also made an application to the Arizona State Lands Department for the lease of 5,000 acres of adjacent to the 360 acres VRC currently owns. The application was accepted on October 15, 2003. These parcels constitute a package of land that, in the opinion of our management team and relying upon their experience in the wind energy industry, has some of the highest wind speeds in Eastern Arizona. The land package is located near existing transmission lines and makes it well suited for potential sales to several of Arizona’s utilities. VRC currently has three meteorological towers analyzing and verifying existing wind data. Management estimates that the Howling Dog Wind Energy Project could accommodate turbines with a maximum productive capacity of approximately 95MW.
Cochise-Arizona
     In September 2002, we entered into a memorandum of understanding with Arizona Electric Power Cooperative, Inc. (“AEPCO”) whereby VRC will set up a testing station at AEPCO’s Apache Generating Station located in Cochise, Arizona. We have not yet established the station, but if and when we do, the station will enable us to determine if sufficient wind resources exist in the geographic area to warrant the construction of a generation project.
     We also entered into a land lease agreement with Mr. Michael Wystrach of Elgin, Arizona to lease 1,300 acres of land for a term of 50 years commencing on September 1, 2002. The lease entitled us to conduct evaluations and, if feasible, to construct a wind farm. Management estimates that this property could accommodate turbines with a maximum productive capacity of approximately 40MW. As consideration, we will pay the lessor, in addition to a cash advance of US$225,000, a percentage of our actual annual gross sales revenue from energy production ranging from 1.4% for each of the first fourteen years of the term, up to 2% for the balance of the term. Commencing in the fifteenth year of the term, we will also pay a small percentage of the actual annual gross sales, as annual rent, to a charity designated by the lessor, up to a maximum annual payment of US$50,000.
Arizona PPA
     Electrical energy we produce in Arizona could be sold to the Arizona Public Service (“APS”) pursuant to the Power Purchase Agreement entered into on May 3, 2004. We have the discretion to select which one of our properties in Arizona upon which we build the wind park that will supply electricity. APS will pay for electricity for the first year of the term of the PPA at a fixed rate per kilowatt-hour for the first 32,193 MWh of energy produced, with an annual increase of 2% of the prior years energy Payment Rate up to 32,193 MWh’s. The term of the PPA is for a period of ten (10) years commencing on the first day of the month following delivery by VRC to APS of notice that the first 15 MW wind turbines and associated metering and transmission facilities are complete. If, for any reason, VRC is not able to complete the 15MW Wind Park prior to March 31, 2006, either party may terminate the PPA by giving written notice to the other; provided, however, that if VRC has ordered and made payments on at least 15MW of wind turbines at the wind park by March 31, 2006, the completion date may be extended to March 31, 2007.
Tehachapi Pass Wind Park-California
     In February, 2002, we announced that we were reviewing an opportunity to participate in a 100-megawatt wind park expansion in the Tehachapi Pass Wind Park, located in California. The Tehachapi Pass is acknowledged to be one of the world’s largest producers of wind generated electricity. More than 5,000 wind turbines in the Tehachapi-Mojave wind resource area of Kern County, located two hours north of Los Angeles, California, generate approximately 1,300 million kWh of electrical energy per year. The estimated wind generated power would meet the residential needs of approximately 180,000 California homes.
     We continue the process of locating and acquiring land suitable for development and construction of additional wind turbines within the Tehachapi Pass area. To date, we have acquired 1,022 acres of land, which we own outright. Management estimates that our property in Tehachapi could accommodate turbines with a maximum productive capacity of approximately 100MW. In September 2003, we entered into a letter agreement regarding our potential purchase of a 1/3 interest in the Mogul Generating Facility. We have subsequently determined that we wish to purchase certain wind data from Mogul. In July 2005, we announced we had entered an agreement to acquire the Windridge Generating Facility in Tehachapi. See Item 4 “Information on Western Wind – History and Development”.
California PPA
     Wind generated electricity produced in the Tehachapi Pass is generally sold to customers of the Southern California Edison Company (“SCE”) through a utility grid owned and operated by SCE. Currently, SCE is in the process of building a new transmission line from Tehachapi to the Vincente sub-station. Eurus Energy America Corporation owns a transmission line called the “Sagebrush Line” which runs through our property, giving Aero two options to transmit power. The Los Angeles Department of Water and Power (“LADWP”) also owns a transmission line within close proximity to our property.
     On March 8, 2005, we announced that we had been awarded a PPA by SCE to supply up to 120MW of electricity before December 31, 2008. The projected revenue from this contract is estimated at US$560 million over 20 years. Costs associated with constructing the project are currently estimated to be approximately US$155 million. We will need to perform micro sighting to assist management to site the turbines required to generate the electricity and to select the turbine manufacturer. We are also in discussions with senior debt lenders and investors to obtain project financing required to construct the wind energy facility. Carrying costs for the properties are expected to be approximately $20,000 a year comprising primarily property taxes.
     We entered into an agreement with a shareholder to provide an irrevocable stand by letter of credit on behalf of Western Wind for US$500,000 (CDN$624,700) that was required by SCE pursuant to the PPA. We have agreed to pay interest to the shareholder at a rate of 12% per annum on the outstanding undrawn amount of the letter of credit. If SCE makes a draw on the letter of credit, we have agreed to pay the shareholder the amount drawn. Until we have paid any drawn amounts to the shareholder, the shareholder will be entitled to be paid interest at a rate of 12% per annum on any outstanding drawn amounts. We have also agreed to grant the shareholder a security interest in all present and after acquired personal property of Western Wind except the property already subject to security interests. In consideration for the letter of credit, Western Wind issued to the shareholder 83,290 of its common shares at a deemed price of $1.50 per share.
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
New Brunswick PPA
     On September 29, 2004, we announced that Western Wind had executed a PPA with New Brunswick Power (“NB Power”) allowing us to sell up to 20MW of wind energy to NB Power for a period of 20 years. Certain terms of the agreement are confidential but revenues from the contract are projected to amount to approximately $90 million over 20 years, based on the resource assessment supporting Western Wind’s winning bid. Costs associated with constructing the project are currently estimated to be approximately $38 million. The project is subject to Western Wind obtaining adequate financing.
     On November 15, 2004, we announced that we had executed a joint venture agreement with Clean Power Income Fund to develop, construct, finance, and operate a wind power generating facility in New Brunswick. Under the terms of the agreement, Clean Power was to invest $7 million to acquire a 50% stake in the power generating facility, subject to normal due diligence and documentation. As part of its mandate under the agreement, Clean Power was to negotiate a $22.5 million twenty-year senior debt facility that was to be used to fund the construction and operation of the plant.
     We subsequently received a financing proposal from Manufacturers Life Insurance Company (“MLLC”) under which, Western Wind would receive $29.7 million in debt financing to construct the project. The proposal is subject to MLLC conducting adequate due diligence on our company and our projects. Western Wind would be required to provide $9.7 million for construction and debt service requirements.
     We are working on arrangements with Clean Power where Western Wind would retain 100% ownership of the New Brunswick project with MLLC providing debt financing and Clean Power assisting with the equity portion we are required to raise.

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
     Many factors may affect our current and future operations including, the availability of capital without which we cannot acquire our assets and develop our business; demand for electricity which, if insufficient, will reduce the price of electricity to a level below our costs; meteorological and environmental changes which could reduce the quantity of wind available to produce electricity; and regulatory developments, which must be favourable to our industry for us to be able to attract customers. Our industry sector is particularly sensitive to local, state, provincial and federal governments’ willingness, or unwillingness, to cultivate and foster the wind energy sector. Competitive factors from various entities, including traditional energy providers may also materially affect our current and future operations.
Year Ended January 31, 2005 compared to January 31, 2004
     We completed fiscal year 2005 on January 31, with cash of $1,531 compared to cash of $274,873 as of January 31, 2004. During fiscal 2005, we had a net loss of $2,803,208 compared to a loss of $1,605,334 in the previous year. The increase in our loss for fiscal 2005 is primarily due to increases in almost all categories of expenditures reflecting our increased activities in obtaining PPA’s and $900,466 attributed to stock-based compensation compared to $321,541 in fiscal 2004.
     Related party expenditures increased to $344,535 in fiscal 2005 from $287,643 in fiscal 2004. The increase was the result, in part of an increase in management fees from $46,600 in 2004 to $142,200 in 2005. This increase is primarily due to greater commitments of time provided by management in order to prepare and negotiate the various PPA’s and other related activities.
     Our asset base decreased slightly as a result of our discontinued interest in approximately 8,300 acres of land in Arizona. Our agreement with REMO LLC, an Arizona limited liability company, was terminated effective March 15, 2005, and as a result, the asset (carried at $110,000) was written off. At the end of fiscal 2005, we had net assets of 3,080,145 compared to 3,128,556 for the previous year.
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
Liquidity and Capital Resources
     As at January 31, 2005, we had a working capital deficiency of ($598,482) as compared to working capital at January 31, 2004 of $127,277. The increase in our working capital deficiency was due to a significant increase in short term debt, including $400,000 due to Clean Power Income Fund. During the fiscal year, we concluded three equity private placements which, in addition to proceeds from the exercise of stock options and warrants, resulted in proceeds to Western Wind (net of offering costs) of approximately $2.1 million. As we have no revenues, we will continue to rely exclusively on equity and debt financings to raise funds for our proposed business. Our current liabilities at January 31, 2005 total $714,694 and were comprised primarily of our accounts payable, accrued liabilities, short term loans, and an advance of $400,000 from Clean Power. We also continue to carry a promissory note issued on October 2, 2001 and held by Thomas H.R. Reingruber. The amount of the promissory note was for US$50,000 ($66,595) and bears interest at 10% per annum. It is secured as against our property, and is due upon demand. The current amount owing is $58,584.
     Since January 31, 2005 we have completed additional private placements of an aggregate of 1,162,853 units at $0.82 per unit and 415,000 units at $1.50 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each warrant in the first private placement permits the holder to purchase one additional common share at a price of $1.03 per share over the next two years. The term of the warrants in the second private placement is also two years with an exercise price of $1.80 until June 15, 2006, and at a price of $2.20 thereafter.
Research and Development, Patents and Licenses
     Not applicable.
Trend Information
     Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.
Off-Balance Sheet Arrangements
     Not applicable.
Tabular Disclosure of Contractual Obligations

Payments Due by Period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	*	—	—	—	—
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities reflected on the Company’s Balance Sheet under Canadian GAAP	Nil	Nil
Total	Nil	Nil	—	—	—

*	We have entered into lease agreements for some of our properties located in Arizona and New Brunswick. There are no current binding financial obligations under these agreements. Binding financial obligations would materialize upon the occurrence of certain events, such as the commencement of production of wind energy and the subsequent sale of electricity.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The following table sets out certain information, which is accurate as at the date of this annual report, concerning our directors and executive officers:

Name	Present Position	Business Experience and Activities
Jeffrey J. Ciachurski	President, Chief Executive Officer and Director of Western Wind	President and Director of Western Wind since 1998.

Claus Andrup	Secretary and Director of Western Wind	President of Andrup & Associates, a public relations firm, since 1980; President of Cape Marine Corp., a personal holding and investment company, since 1992.

Robert C. Bryce	Director of Western Wind	President and director of Xemac Resources Ltd., a public company trading on the TSX Venture Exchange, since 1996.

J. Michael Boyd	President and Director of VRC and Director of Western Wind	President and director of VRC since July 23, 2002; Marketing and regulatory affairs consultant for technology companies; County Supervisor with Pima County, Arizona from 1992 to 2000.

Steve R. Mendoza	Executive Vice-President of Western Wind and Chief Engineer	Chief Engineer and Deputy Director of the Arizona Power Authority; Registered Professional Engineer in California, Arizona and New Mexico; 1979-2000, employed by the Salt River Project in Arizona.

Jeffrey E. Patterson	Chief Operating Officer and Director of VRC and Aero	Construction and Maintenance Supervisor for the American Wind Energy Systems (“AWES”) and Wind Park Maintenance, Inc. (“WPM”) Since 1986, President, director and principal shareholder of Mogul Energy Corporation.

Cash Long	Chief Financial Officer and Director of Western Wind; Chief Financial Officer and Director of VRC and Aero	Since 1986, principal and Chief Executive Officer of Mogul Energy Corporation; Since 1982 involved with AWES and WPM in the areas of wind facility operations, salvage and project redevelopment.

Paul Woodhouse	President and Director of EWP	Instructor in the Industrial Control Technology Program at New Brunswick Community College (“NBCC”) since 1989. Assisted in the design and construction of turbine training installation at the NBCC.
     There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer. There are, to our knowledge, no familial relationships between any of the persons referred to above.
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
     Our Arizona subsidiary, VRC, has entered into consulting agreements with Cash A. Long (our Chief Financial Officer and a director of VRC and Aero) and Jeffrey E. Patterson (the Chief Operating Officer and a director of VRC and Aero). These consultants are instrumental in assisting us in the development of our wind energy business. The agreements provide that each consultant will be paid US$250 per full day devoted to our business and will be reimbursed for all expenses incurred to provide the services. The initial term of the agreements is for two years and may be renewed for a further two years. The agreements also include non-competition provisions prohibiting the consultants from competing with our company for a period of two years from the termination of their respective agreements. The agreements, however, permit the consultants to continue to render their servies to Mogul Energy, a business two-thirds owned by Mr. Long and Mr. Patterson, which carries on the same business as ours in California.
     Effective February 1, 2004, we entered into a consulting agreement with Steve Mendoza, our Executive Vice-President and Chief Engineer. The term of the agreement is for a period of two years, thereafter it will continue on a monthly basis, unless terminated earlier under the agreement. Pursuant to the terms of the consulting agreement Mr. Mendoza will provide various technical services, including, reviewing engineering, design and construction proposals and reviewing the operations of our equipment and facilities. In consideration for Mr. Mendoza’s services, we will pay him a fee of US$50,000 per year, payable in twelve (12) equal, consecutive, monthly instalments.
     All our executive officers provide full-time services for us and allocate approximately forty (40) hours of work, per week, to the development of our business.
Compensation
     During the fiscal year ended January 31, 2005, we paid an aggregate of $344,535 in cash compensation to our directors and officers for consulting, project management, or management fees as well as other expenses such as rent, automotive and secretarial services. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by us during the fiscal year ended January 31, 2005 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.
Executive Summary
     The following table lists all annual and long term compensation for services in all capacities to our company for the fiscal year end to January 31, 2005 in respect of directors and members of our administrative, supervisory and management bodies.

SUMMARY COMPENSATION TABLE

				Long-Term
	Annual Compensation			Compensation
			Other Annual	Securities Under	All Other
Name and	Salary	Bonus	Compensation	Options Granted	Compensation
Principal Position	($)	($)	($)	(#)	($)
Jeffrey J. Ciachurski President, CEO and Director	30,000 (1)	Nil	Nil	200,000	$63,884 (2)
Claus Andrup Director	Nil	Nil	Nil	100,000	Nil
Robert C. Bryce Director	Nil	Nil	Nil	100,000	Nil
Michael A. Patterson(3) Past Director and Chairman	Nil	Nil	Nil	100,000	$37,022 (2)

(1)	Paid pursuant to a management agreement.

(2)	Consulting fee paid pursuant to a consulting agreement, at a rate of US$250 per day.

(3)	Mr. Patterson did not stand for re-election at our last annual general meeting.
Compensation of Directors
     We do not compensate our directors for their services solely as directors. In addition, any management and consulting agreements we have with our directors do not provide for payment of benefits upon termination of employment or following a change in control of our company.
Board Practices
     Members of the board of directors are elected by our shareholders to represent the interests of all shareholders. The board of directors communicate periodically, through meetings held in person or via telephone correspondence, in order to review significant developments affecting our company and to act on matters requiring board approval. Directors hold office until they resign or until the next annual general meeting, whichever is earlier. The board of directors may appoint a director to fill a vacancy at any time in accordance with our Articles. Our directors are Jeffrey J. Ciachurski, J. Michael Boyd, Claus Andrup, Robert C. Bryce, and Cash A. Long. These individuals have been directors of Western Wind since, 1998, 2005, 1998, 2000 and 2005, respectively. The board of directors delegates the executive management of the company to the Chief Executive Officer.
     Our board of directors has established an Audit Committee. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The members of the Audit Committee are Jeffrey J. Ciachurski, Robert C. Bryce, and J. Michael Boyd. We have recently established a compensation committee comprised of Claus Andrup and Robert C. Bryce.
Employees
     We have no full or part time employees, except for management and the Board of Directors.

Share Ownership
     As of July 22, 2005, our directors and members of our administrative, supervisory or management bodies, as a group own, directly or indirectly, a total of 1,106,150 shares representing 0.07% of our issued and outstanding common shares. These holdings are as follows:

	Number of		Percentage
Name of Beneficial Owner	Common Shares		of Class (6)
Jeffrey J. Ciachurski	162,518	(1)	0.98%
Claus Andrup	197,666	(2)	1.20%
Robert C. Bryce	161,300	(3)	0.97%
Cash A. Long	666,666	(4)	4.05%
J. Michael Boyd	8,000	(5)	0.05%

(1)	Mr. Ciachurski has incentive stock options entitling him to acquire up to 200,000 of our common shares, at an exercise price of $2.40 per share until October 31, 2008.

(2)	Mr. Andrup has incentive stock options entitling him to acquire up to 100,000 common shares, at an exercise price of $1.43 per share until March 16, 2010.

(3)	Mr. Bryce has incentive stock options entitling him to acquire up to 100,000 common shares, at an exercise price of $0.86 per share, until November 4, 2007.

(4)	Mr. Long has incentive stock options entitling him to acquire up to 100,000 of our common shares, at an exercise price of $1.20 per share until February 20, 2007.

(5)	Mr. Boyd has incentive stock options entitling his to acquire up to 300,000 of our common shares, with 100,000 options having an exercise price of $1.20 per share until February 7,2007 and the remaining 200,000 options having an exercise price of $1.44 per share until May 20, 2009.

(6)	Does not include incentive stock options set out in (1) through (5) above.
Options to Purchase Securities
     In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange and our board of directors. We have a stock option plan (the “Plan”) that was approved by our shareholders at our last annual general meeting held on July 22, 2005. The Plan is administered by our board of directors.
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

Identity of person or group	Amount Owned		Percentage of class(2)
CDS & Co.(1)	9,667,958	(1)	58.71%
Robert D. Schweizer	1,457,330		8.85%

(1)	CDS & Co. is a clearinghouse for Canadian shareholders who hold their shares in brokerage accounts. Management is unaware of who beneficially owns these shares, although certain of these figures may include shares of management registered in brokerage houses. The shares held by management as disclosed under Item 6 includes any shares held in a brokerage account.

(2)	The percentage is determined based on the number of outstanding common shares as at July 22, 2005.
Shareholder Distribution
     As at July 22, 2005, there were approximately 97 holders of record of our common shares and a total of 16,467,373 common shares were outstanding. Approximately 3,589,993, or 21.80%, of our common shares are held of record by U.S. holders, including depositories and clearing agencies.
Related Party Transactions
     Other than as disclosed in Items 4, 6 and 7 of this annual report, there have been, to the best of our knowledge, no material transactions or loans for the period from February 1, 2004 to July 22, 2005, between us and: (a) enterprises that directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with us; (b) our associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above.
     On September 18, 2003, we entered into a Binding Letter Agreement with Mr. Cash Long, a director of VRC and Aero, to acquire a one-third (1/3) interest in the Mogul Generating Facility located in Tehachapi, California. The agreement was originally subject to both parties arriving at a mutual agreement on the purchase price within 180 days from the date of the agreement, failing which the US$120,000 deposit advanced by us to Mr. Long was to be returned and the agreement be terminated. Subsequent to year-end, an independent evaluation was performed. We now propose to acquire certain wind data from Mogul Energy, instead of the facility itself, for a price of US$500,000. The deposit paid to Mr. Long is to be applied against the purchase price.. Mr. Jeffrey Patterson, who is also a director of VRC and Aero, owns a one-third interest in the Mogul Generating Facility. Please refer to Item 10 “Additional Information-Material Contracts” for a more detailed discussion of the terms of this transaction.
Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles.
Financial Statements
     See Item 18. “Financial Statements” for financial statements filed as part of this annual report.
Legal Proceedings
     Tom Vihvelin, a former director of EWP, is suing EWP for the right to exercise incentive stock options to acquire 50,000 common shares of Western Wind at an exercise price of $0.80 per share and $6,000 with respect to payment for services rendered. We have filed a counterclaim for breach of fiduciary duties but have not quantified the damages we are seeking.
     A US citizen filed a statement of claim in Puma County, Arizona asking for compensation for services rendered. A hearing was heard in Arizona and the proceeding subsequently dismissed. Additional motions by the plaintiff to re-instate the proceedings have been dismissed, as well. We are pursuing reimbursement of our legal costs related to this action.
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
ITEM 9. THE OFFER AND LISTING
Markets and Price History
     Our common shares presently trade on the TSX Venture Exchange under the symbol “WND” and in Germany, on the Berlin Stock Exchange under the symbol “WWE”. Our common shares are not, and have not been, listed or quoted on any other exchange or quotation system.
     The following is a summary, for the five most recent financial years ended January 31, of the annual high and low market prices:

	TSX Venture Exchange
	High	Low
Annual Highs and Lows
2005	$3.59	$0.87
2004	$3.85	$1.00

	TSX Venture Exchange
	High	Low
2003	$1.50	$0.70
2002	$1.20	$0.18
2001	$0.80	$0.22
     The following is a summary, on a fiscal quarter basis, of the high and low prices of our common shares on the TSX Venture Exchange during our two most recent financial years and any subsequent periods.

	TSX Venture Exchange
	High	Low
Quarterly Highs and Lows
Three Month Period Ended April 30, 2005
First Quarter	$2.05	$0.90
Financial year-end January 31, 2005
Fourth Quarter	$1.54	$0.87
Third Quarter	$1.83	$1.27
Second Quarter	$2.15	$1.15
First Quarter	$3.59	$2.00
Financial year-end January 31, 2004
Fourth Quarter	$3.85	$2.80
Third Quarter	$2.55	$1.25
Second Quarter	$1.30	$1.00
First Quarter	$1.40	$1.00
     The following is a summary, on a monthly basis, of the high and low prices of our common shares during the past six months:

	TSX Venture Exchange
	High	Low
Monthly Highs and Lows
June	$1.90	$1.48
May	$2.10	$1.54
April	$1.95	$1.52
March	$2.05	$1.47
February	$1.70	$0.90
January	$1.40	$0.87
ITEM 10. ADDITIONAL INFORMATION
Share Capital
     This 20F is being filed as an annual report under the Securities Exchange Act 1934, and as such, there is no requirement to provide any information under this item.
Memorandum and Articles of Incorporation
     Incorporated by reference to our registration statement on Form 20-F previously filed.

     Effective March 30, 2004, the Company Act was replaced with the BCBCA. As a result of this new legislation, all companies incorporated or extraprovincially registered in British Columbia are required to “transition”, prior to March 30, 2006, into the BCBCA by submitting certain filings with the Registrar of Companies for the Province of British Columbia. Effective June 11, 2004, we completed our transitioning requirements by filing with the Registrar the requisite Transition Application and Notice of Articles.
      In February 2005, we altered our Articles by creating an unlimited number of Class “A” Preference shares without par value. As a result of the amendment, our share structure is comprised of an unlimited number of common shares, without par value, and the Class “A” Preference shares, also without par value.
      The holders of our common shares are entitled to notice of and to attend and to vote at our general shareholders’ meetings. The holders of our Class “A” Preference shares are not entitled to notice of or to attend and to vote at our general shareholders meetings. The Class “A” Preference shares are entitled to receive, before any distribution to any other class of shares that ranks junior to the Class “A” Preference shares, and upon the liquidation or dissolution of the company, the amount of paid up capital with respect to each Class “A” Preference share held by them, together with any fixed premium thereon.
     In July 2005, we adopted a shareholder rights plan to protect us and our shareholders from unfair, abusive or coercive acquisition tactics and to ensure that all shareholders receive equal treatment and value is maximized in the event of a takeover. The shareholder rights plan has a term of 10 years, subject to confirmation by the shareholders after the fifth and eighth anniversary of the plan.
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
     On March 20, 2003, we entered into a windfarm easement agreement, through our wholly-owned subsidiary VRC, with REMO by which we acquired an easement over 8,300 acres of land in northwestern Arizona. The land was known as the Smith Ranch. The term of the agreement was for the earlier of 30 years and the date which is one year after the expiration of the term of the first power purchase agreement between VRC and a third party power purchaser of electricity. As consideration for the easement, we issued to REMO 100,000 common shares of Western Wind. We also agreed to pay REMO a royalty of the greater of 3.5% of gross proceeds from any net energy sales derived from the property and $580,000. If we had proceeded with development, we were required to pay REMO a minimum royalty of US$580,000 commencing no later than March 21, 2005. Royalty payments would have been made on a quarterly basis. We terminated the agreement effective March 15, 2005.
     On September 18, 2003, we entered into a Binding Letter Agreement with Mr. Cash Long our Chief Financial Officer and a director of VRC and Aero, to acquire a one-third (1/3) interest in the Mogul Generating Facility located in Tehachapi, California. The purchase price was to be determined by mutual agreement of both parties. Under the agreement, we agreed to advance and did advance US$120,000 to Mr. Long as a deposit. Subsequent to year end, an independent evaluation was performed. We now propose to acquire certain wind data from Mogul for a price of US$500,000, instead of acquiring an interest in the facility itself. The deposit paid to Mr. Long is to be applied against the final purchase price.
          On May 3, 2004, through our wholly-owned subsidiary VRC, we entered into a Master Power Purchase and Sale Agreement (“PPA”) with APS to sell to APS up to 15 MW of wind-generated electrical energy, as generated by a 15 MW wind park to be erected on our property located in Arizona. APS shall pay for electricity, for the first year of the term of the PPA, at a rate of $0.055 per kilowatt-hour for the first 32,193 MWh of energy produced, with annual increase of 2% of the prior year’s energy Payment Rate up to 32,193 MWh. The term of the PPA is for a period of ten (10) years commencing on the first day of the month following delivery by VRC to the APS of notice that the first of the 15 MW wind turbines and associated metering and transmission facilities are complete. If, for any reason, VRC is not able to complete the 15 MW wind park, prior to March 31, 2006 (the “Completion Date”), either party may terminate the PPA by giving written notice to the other, provided however, that if VRC has ordered and made payments of at least 15MW of wind turbines at the wind park by March 31, 2006, the Completion Date may be extended to March 31, 2007.
          On June 30, 2004, we entered into a loan agreement with Pacific International Securities Inc. (“PI”) whereby we agreed to borrow, and PI agreed to lend us, $135,000 for working capital purposes. The loan was evidenced by a promissory note (the “PI Note”) which was due on October 28, 2004. The PI Note bears interest at a rate of 10% per annum. We also agreed to pay a loan administration fee of $10,000 and issue to PI a bonus in the form of 15,000 units at a deemed price of $1.50 per unit. Each unit was comprised of one common share and one share purchase warrant, whereby each warrant shall entitle PI to acquire one additional common share of Western Wind for a period of two years at a price of $1.80 per share for the first year, and thereafter at a price of $2.10 per share. As at the date of this annual report, Western Wind had paid out the PI Note.
          On September 29, 2004, EWP entered into a 20 year PPA with NB Power for the sale of up to 20MW of wind-generated electrical energy. On March 8, 2005 AERO entered into a PPA with SCE for the sale of up to 120 MW of electrical power. Refer to Item 4 “Information on Western Wind – Property, Plants, and Equipment”.
          On July 5, 2005, we announced that, subject to regulatory approval, we had entered into an agreement to acquire an operating generating facility in Tehachapi Park in California known as the Windridge Generating Facility. Refer to Item 4 “Information on Western Wind – History and Development”.
Exchange Controls
     There are presently no governmental laws, decrees or regulations in Canada which restrict the export of import of capital, or which impose foreign exchange controls or which affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittance to United States residents is subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our common shares) pursuant to the Canada-U.S Tax Convention (1980), as amended (the “Treaty”). See Item 10. “Additional Information-Taxation”.
     Except as provided in the Investment Canada Act (the “ICA”), there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Province of British Columbia, or in our charter documents. The following summarizes the principal features of the ICA for non-Canadian residents who acquire our common shares. This summary is not intended to be, and should not be construed to be, legal advice to any particular holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own legal advisors with respect to the consequences of purchasing and owning our common shares.

     The ICA governs the acquisition of Canadian businesses by non-Canadians. Under the ICA, non-Canadian persons or entities acquiring “control” (as defined in the ICA) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of the corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization (“WTO”), including Americans, or WTO member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.
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
     Certain transactions relating to our common shares would be exempt from the ICA, including:
1.	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

2.	the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

3.	the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following the ultimate direct or indirect control in our company, through ownership of our common shares, remains unchanged.
Taxation
     We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the “ITA”) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of Western Wind in connection with carrying on a business in Canada ( a “non-resident holder”).
     This summary is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the ITA and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals”), and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consideration, which may differ from Canadian federal income tax consequences described herein.

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
Dividends
     Any dividends paid on our common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by us. The Treaty provides that the ITA’s standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Western Wind) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.
Capital Gains
     A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share of Western Wind unless such share represents “taxable Canadian property” (as defined in the ITA) to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:
•	the non-resident holder;

•	persons with whom the non-resident holder did not deal at arm’s length; or

•	the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,
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
Certain United States Federal Income Tax Consequences
     The following is a discussion of the material United States Federal foreign income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.
     The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.
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
U.S. Holders
     A “U.S. Holder” includes a holder of less that 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirements plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.
Foreign Tax Credit
     A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credits, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.
Passive Foreign Investment Corporation
     We do not believe that we are a passive foreign investment corporation (a “PFIC”). If a U.S. Holder disposes of shares in a PFIC, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the U.S. Holder’s current income.

     The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The U.S. Holder’s current year tax is increased by the special tax and interest on amounts apportioned to prior years.
     A U.S. Holder can avoid this special tax and interest charge by making a permanent election to treat a PFIC as a “qualified electing fund” and to report in each year thereafter such shareholder’s pro rata share of the ordinary earnings and net capital gains of a PFIC. If the election is not made in the first year that the U.S. Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year’s holding periods.
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
Documents on Display
     Documents and agreements concerning our company and our subsidiaries, and which are referred to in this annual report, are available for inspection during normal business hours at the offices of Thomas, Rondeau, Business Lawyers, Suite 1925, 700 West Georgia Street, Vancouver, B.C., Canada V7Y 1A1.
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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
     As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being January 31, 2005. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s president and chief executive officer. Based upon that evaluation, our company’s president and chief executive officer concluded that our company’s disclosure controls and procedures are effective. There have been no significant changes in our company’s internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.
     Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Exchange Act is accumulated and communicated to management, including our company’s president and chief executive officer as appropriate, to allow timely decisions regarding required disclosure.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that it does not have a member of its audit committee that qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B, and is “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.
     We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.
ITEM 16B. CODE OF ETHICS
     We have not adopted a written “code of ethics” that meets the United States’ Sarbanes-Oxley standards; the board of directors believes that existing Canadian standards and procedures are adequate for its purposes. We have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and the prompt internal reporting of violations of the code; and accountability for adherence to the code.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
     Ellis, Foster, Chartered Accountants, has been our independent auditor since our inception. On May 3, 2005, Ellis Foster became part of Ernst & Young, Chartered Accountants. The chart below sets forth the total amount billed to us by our auditors for services performed in the years 2005 and 2004 and breaks down these amounts by category of service in CDN$:

	Year	Year
	2005	2004
	$	$
Audit	22,000	20,250
Audit Related	NIL	16,200
Tax	NIL	NIL
All Other Fees	3,000	NIL
     “Audit Fees” are the aggregate fees billed for the audit of our consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with our management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.
     “Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with our financial reporting.
     “Tax Fees” are fees for professional services rendered for tax compliance, tax advice on actual or contemplated transactions.
Audit Committee’s pre-approval policies and procedures
     The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by our auditors. Any services provided by our auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Please refer to Item 18. “Financial Statements”.
ITEM 18. FINANCIAL STATEMENTS
Index to Financial Statements and Schedules
1.	Independent Auditors’ Report on the Consolidated Financial Statements of Western Wind as at January 31, 2005 and 2004.

2.	Consolidated Balance Sheets at January 31, 2005 and 2004 (audited).

3.	Consolidated Statements of Operations and Deficit for the years ended January 31, 2005, 2004 and 2003 (audited).

4.	Consolidated Statements of Cash Flows for the years ended January 31, 2005, 2004 and 2003.

5.	Notes to Consolidated Financial Statements.

WESTERN WIND ENERGY CORP.
FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2005

WESTERN WIND ENERGY CORP.
(A development stage company)
Consolidated Financial Statements
January 31, 2005 and 2004
Index
Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Operations and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

ELLIS FOSTER
   CHARTERED ACCOUNTANTS
1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

AUDITORS’ REPORT
To the Shareholders of
WESTERN WIND ENERGY CORP.
(A development stage company)
We have audited the consolidated balance sheets of Western Wind Energy Corp. (A development stage company) (“the Company”) as at January 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	/s/ Ellis Foster

May 25, 2005	Chartered Accountants

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A development stage company)
Consolidated Balance Sheets
January 31, 2005 and 2004
(Expressed in Canadian Dollars)

	2005	2004

ASSETS

Current assets
Cash and cash equivalents	$31,531	$274,873
Refundable tax credits	69,169	17,900
Prepaid expenses and deposits	15,421	6,861

Total current assets	116,121	299,634

Project development costs (Note 3)	250,942	—
Investment deposit (Note 4)	172,020	172,020
Property and equipment (Note 5)	2,529,756	2,000,884
Intangible assets (Note 6)	375,000	375,000
Deferred charges (Note 7)	351,000	453,375

Total assets	$3,794,839	$3,300,913

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$121,136	$85,810
Advance from Clean Power Income Fund (Note 10)	400,000	—
Loan payable (Note 11)	135,000	—
Due to related party (Note 8)	—	19,952
Notes payable (Note 9)	58,558	66,595

Total current liabilities	714,694	172,357

SHAREHOLDERS’ EQUITY

Share capital (Note 12)	8,981,033	6,755,996
Share subscriptions received (receivable)	(335,208)	35,498
Contributed surplus	1,643,030	742,564
Deficit	(7,208,710)	(4,405,502)

Total shareholders’ equity	3,080,145	3,128,556

Total liabilities and shareholders’ equity	$3,794,839	$3,300,913

Continued operations (Note 1)
Commitments (Note 16)
Subsequent events (Note 19)

Approved by the Directors:	/s/ Jeffrey Ciachurski	/s/ Robert Bryce

	Jeffrey Ciachurski	Robert Bryce
The accompanying notes are an integral part of these financial statements.

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A development stage company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Period from
	January 5, 1998	Year	Year
	(inception) to	Ended	Ended
	January 31	January 31	January 31
	2005	2005	2004

Revenue
Proceed from sale of mineral claims	$72,530	$—	$—
Costs of mineral claims sold	(5,767)	—	—

	66,763	—	—

Expenses
Amortization — discount on promissory note	22,487	$—	$20,247
Amortization — equipment	51,749	32,157	15,306
Amortization — deferred charges	2,625	—	2,625
Automotive	78,607	45,631	32,976
Consulting	37,425	17,025	—
Financing charge	72,500	72,500	—
Interest expense on promissory note	37,082	13,026	19,035
Listing and filing	96,435	28,844	16,543
Management fees	384,200	142,200	79,000
Office and miscellaneous	309,163	94,652	75,840
Professional fees	865,017	246,393	279,910
Project investigation costs (Note 3)	2,286,903	873,481	580,874
Promotion	67,977	51,680	7,700
Rent	48,915	21,215	17,700
Secretarial and administration	134,242	33,244	37,750
Sponsorship fees	95,177	8,423	304
Stock-based compensation	1,643,030	900,466	321,541
Telephone	62,600	29,304	11,114
Travel	338,134	91,289	86,869
Write off of easement landlease in Arizona	102,375	102,375	—

Total expenses	6,736,643	2,803,905	1,605,334

Operating loss	(6,669,880)	(2,803,905)	(1,605,334)
Interest income	13,566	697	1,825
Loss on sale of marketable securities	(2,156)	—	—
Write off of mineral properties	(541,007)	—	—
Write-down of marketable securities	(15,000)	—	—
Debt forgiven	5,767	—	—

Loss for the period	(7,208,710)	(2,803,208)	(1,603,509)

Deficit, beginning of period	—	(4,405,502)	(2,801,993)

Deficit, end of period	$(7,208,710)	$(7,208,710)	$(4,405,502)

Loss per share - basic and diluted		$(0.20)	$(0.15)

Weighted average number of common shares outstanding - basic and diluted		13,924,833	10,875,543

The accompanying notes are an integral part of these financial statements.

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A development stage company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Period from
	January 5, 1998	Year	Year
	(inception) to	Ended	Ended
	January 31	January 31	January 31
	2005	2005	2004

Cash flows from (used in) operating activities
Loss for the period	$(7,208,710)	$(2,803,208)	$(1,603,509)
Adjustment for items not involving cash:
- amortization — discount on promissory note	2,240	—	—
- amortization — equipment	74,621	32,157	38,178
- loss on sales of marketable securities	2,156	—	—
- write-down of marketable securities	15,000	—	—
- write off of long term assets	102,375	102,375
- write off of mineral interest	541,007	—	—
- debt forgiven	(5,767)	—	—
- legal expenses settled through the issuance of shares	15,000	—	—
- financing fees settle with issuance of shares	62,500	62,500	—
- Stock based compensation expense	1,643,030	900,466	321,541

	(4,756,548)	(1,705,710)	(1,243,790)
Change in non-cash working capital items:
- refundable tax credits	(69,169)	(51,269)	5,434
- prepaid expenses	(15,421)	(8,560)	(6,111)
- accounts payable and accrued liabilities	121,133	35,326	16,172

Net cash used in operating activities	(4,720,005)	(1,730,213)	(1,228,295)

Cash flows from (used in) financing activities
Shares issued for cash	7,783,340	1,771,831	2,618,095
Share subscriptions received	282,498	20,000	35,498
Loan payable	135,000	135,000	—
Advances from Clean Power Income Fund	400,000	400,000	—
Advances from (to) related party	5,767	(19,952)	(24,967)
Promissory note	56,558	(8,037)	(89,426)

Net cash from financing activities	8,663,163	2,298,842	2,539,200

Cash flows from (used in) investing activities
Purchase of marketable securities	(43,500)	—	—
Purchase of property and equipment	(2,581,505)	(561,029)	(867,691)
Deferred project development costs	(250,942)	(250,942)
Acquisition of mineral properties	(191,072)	—	—
Deferred exploration	(349,932)	—	—
Proceeds from sales of marketable securities	26,344	—	—
Investment deposit	(170,020)	—	(170,020)
(Increase) in deferred charge	(351,000)	—	—

Net cash used in investing activities	(3,911,627)	(811,971)	(1,037,711)

Increase (decrease) in cash and cash equivalents	31,531	(243,342)	273,194

Cash and cash equivalents, beginning of period	—	274,873	1,679

Cash and cash equivalents, end of period	$31,531	$31,531	$274,873

Supplemental disclosure of cash flow information:
Interest paid in cash		$5,151	$—
Income taxes paid in cash		$—	$—

The accompanying notes are an integral part of these financial statements.

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements
Year ended January 31, 2005 and 2004
(Expressed in Canadian Dollars)

1.	Continued Operations

The Company is in the business of developing wind energy projects on properties either owned or leased by the Company in New Brunswick, California and Arizona. The Company holds various wind farm properties in North America through its wholly owned subsidiaries Eastern Wind Power Inc. (“EWP”), Verde Resources Corporation (“VRC”) and Aero Energy, LLC (“Aero”).

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

2.	Significant Accounting Policies
(a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, Eastern Wind Power Inc. (“EWP”), and U.S. subsidiaries, Verde Resources Corporation (“VRC”) and Aero Energy, LLC (“Aero”). All significant inter-company accounts and transactions have been eliminated.

(b)	Use of Estimates

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

(c)	Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

(d)	Property and Equipment

Property and equipment consist of land, wind equipment, office furniture and equipment, and vehicle and are recorded at cost. Except for land, which is not subject to amortization, these are amortized over their estimated useful lives using the straight-line method over 5 years.

WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements
Year ended January 31, 2005 and 2004
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)
(e)	Project Development Costs

Project development costs are costs for projects held for future development of wind farm sites. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at January 31, 2005 the Company has not commenced commercial operations of any projects.

(f)	Intangible Assets

Intangible assets consists of wind data and site rights which has indefinite life. The Company applies CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, which requires that a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

As at January 31, 2005, the Company did not have any recognizable impairment of the intangible assets.

(g)	Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(h)	Long-lived Assets Impairment

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

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements
Year ended January 31, 2005 and 2004
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)
(i)	Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at January 31, 2005, the Company did not have any asset retirement obligations.

(j)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income statement.

(k)	Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic earnings (loss) per share until the conditions for their release are satisfied.

As the Company incurred net losses in fiscal 2005 and 2004, the stock options and share purchase warrants, as disclosed in notes 12 and 13, were not included in the computation of loss per share as its inclusion would be antidilutive.

(l)	Long-lived Assets Impairment

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

WESTERN WIND ENERGY CORP.
(A development stage company)
Notes to Consolidated Financial Statements
Year ended January 31, 2005 and 2004
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)
(m)	Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at January 31, 2005, the Company did not have any asset retirement obligations.

(n)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income statement.

(o)	Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic earnings (loss) per share until the conditions for their release are satisfied.

As the Company incurred net losses in fiscal 2005 and 2004, the stock options and share purchase warrants, as disclosed in notes 12 and 13, were not included in the computation of loss per share as its inclusion would be antidilutive.

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2005 and 2004
(Expressed in Canadian Dollars)
2.	Significant Accounting Policies (continued)
(o)	Stock based compensation

Effective February 1, 2003, the Company prospectively adopted a new standard for the accounting of Stock-Based Compensation and Other Stock-Based Payments (“CICA 3870”), as recommended by the Canadian Institute of Chartered Accountants. Under the new standard, all stock option awards granted to employees and directors of the Company require the application of the fair value method.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock.

For stock option awards granted to other than employees and directors and all direct awards of shares, the Company continues to apply the fair value method.
3.	Project Development Costs

The Company has interests in the following 3 projects:
a.	On September 29, 2004, the Company’s wholly owned subsidiary, EWP, entered into a formal and binding 20-year power purchase agreement (“PPA”) with New Brunswick Power where the Company is to produce and sell through EWP the available output of 20 Megawatts (MW) of wind power from its new wind farm to be located near Dark Harbour, Grand Manan, New Brunswick.

b.	On May 3, 2004, the Company’s wholly own subsidiary, VRC, entered into a Master Power Purchase and Sale Agreement (“PPA”) with Arizona Public Service Company (“APS”), a company organized under the laws of the State of Arizona. Pursuant to the Master Agreement, APS will purchase from VRC 15 megawatts of wind energy electrical generation.

c.	In March 2005, the Company’s wholly owned subsidiary, Aero, entered into a formal Power Purchase Agreement (“PPA”) with Southern California Edison Company (“Edison”) for the procurement by Edison, from the Company, of up to 120 megawatts of wind powered electrical generation. The agreement is for a period of 20 years. The location of the wind energy facilities will be Tehachapi Pass Wind Park, California.

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2005 and 2004
(Expressed in Canadian Dollars)
3.	Project Development Costs (continued)

During the fiscal year 2005, the Company capitalized project developments costs related to the EWP’s PPA as follows:

	2005	2004

Consulting and related expenses	$59,278	$—
Engineering design costs	69,624	—
Feasibility and technical services	45,095	—
Legal fees	70,854	—
Public relation and administration	6,091	—

	$250,942	$—

Project investigation costs expensed during the year are as follows:

	Cumulative May
	1, 2001 to
	January 31,
	2005	2005	2004

Automotive	$83,456	$21,925	$11,800
Consulting and related expenses	852,537	356,071	231,799
Equipment lease	3,373	3,373	—
Evaluation report	46,133	—	—
Feasibility and technical services	404,491	201,866	141,200
Project management	443,364	100,987	131,457
Property investigation	6,693	6,693	—
Property taxes	14,873	14,873	—
Public relation and administration	252,753	89,750	41,615
Travel	179,230	77,943	23,003

	$2,286,903	$873,481	$580,874

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2005 and 2004
(Expressed in Canadian Dollars)
3.	Project Development Costs (continued)

Project investigation costs are allocated to individual projects as follows:

	Cumulative May
	1, 2001 to
	January 31,
	2005	2005	2004

Arizona Project	$1,068,473	$539,088	$145,219
California Project	843,292	153,846	290,436
New Brunswick Project	375,138	180,547	145,219

	$2,286,903	$873,481	$580,874

The Company commenced its wind energy projects on May 1, 2001. Prior to May 1, 2001, the Company was in the mineral exploration business.

4.	Investment Deposit

On September 18, 2003, the Company entered into a Binding Letter Agreement (“Agreement”) with a director of one of its subsidiaries to acquire his 1/3 interest in and to the Mogul Generating Facility (“Mogul”) located in Tehachapi, California. Pursuant to the Agreement, the Company is required to make a US$120,000 deposit (paid) and will have 120 days to perform the necessary due diligence for the purpose of closing the said transaction. Further, the purchase price shall be determined by mutual agreement of both parties, which shall be based on an evaluation of two (2) independent evaluators. In the event if mutual agreement referring to the purchase price cannot be reached within 180 days from the date of the Agreement, the US$120,000 will be returned to the Company within fifteen (15) days after the expiration of the 180-day period.

Subsequent to the year end, an independent evaluation was performed and the Company proposed to acquire the wind data from Mogul, instead of the facility for purchase price of $500,000. The investment deposit will be used to apply against the purchase price.

5.	Property and Equipment

	2005			2004
		Accumulated	Net book	Net book
	Cost	amortization	value	Value

Land – Arizona Project	$315,358	$—	$315,358	$294,937

Land – California Project	2,055,175	—	2,055,175	1,606,936

Wind equipment	151,274	44,164	107,110	99,011

Furniture and equipment	46,267	5,566	40,701	—

Vehicle	13,431	2,019	11,412	—

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)

2005			2004
	Accumulated	Net book	Net book
Cost	amortization	value	Value

$2,581,505	$51,749	$2,529,756	$2,000,884

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
During fiscal year 2005, the Company completed various acquisitions of lands for potential wind farm sites in California and Arizona, USA for a total consideration of $468,660 (2004 — $791,954).

Land totalling $188,023 was placed as security against notes payable (See note 9).

6.	Intangible Assets

On February 15, 2002, the Company completed an asset purchase agreement with Verde Resources, a California partnership. Pursuant to the asset purchase agreement, the Company acquired certain site and wind data rights for a wind farm site, and shares of Verde Resources Corporation. In consideration, the Company issued one million Units, consisting of one million common shares and one million non-transferrable warrants, each warrant entitling the holder to acquire one common share at a price of $0.50 per share for a period of 2 years expiring February 15, 2004. These warrants were exercised in fiscal year 2005.

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

7.	Deferred Charges

Deferred charges represent advance land lease payments to the lessors. A summary of leased land locations and their related deferred charges is as follows:

	2005			2004
			Net book	Net book
	Cost	Deduction	value	Value

Elgin, Arizona (a)	$351,000	$—	$351,000	$351,000
Kingman, Arizona (b)	—	—	—	102,375

	$351,000	$—	$351,000	$453,375

a.	The advance payment will be deducted against the future annual rent payments after commencement of the operation of the wind farm on the permanent site. As at January 31, 2005, the Company has not yet commenced operation (See note 16a).

b.	On April 10, 2003, the Company’s wholly own subsidiary, Verde Resources Corporation (“VRC”), entered into a Windfarm Easement Agreement (“Agreement”) covering approximately 8,300 acres of land in Arizona with REMO LLC (“REMO”), an Arizona limited liability company. The terms of the lease is not to exceed thirty (30) years commencing upon the date of the Agreement. Pursuant to the Agreement, the Company

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
agreed to issue to REMO 100,000 common shares (issued). The agreement also provides that VRC will pay REMO a royalty of 3.5% of gross operating proceeds from net energy sales with a minimum annual royalty payable of US$580,000, commencing no later than March 21, 2005.

The Company decided to terminate the lease effective March 21, 2005 and as a result wrote off the asset.
8.	Due to a Related Party

The amount due to a related party represents a loan from a director of the Company. The amount is non-interest bearing and unsecured. The amount was repaid to this related party during the fiscal year 2005.

9.	Notes Payable

Note payable of $58,558 (2004 – $66,595) represents the amount due to a director of the Company who obtained two bank loans from a financial institution to assist the Company in the acquisition of land in fiscal 2003. The note payable is secured by the property of the Company, bears interest at a rate of 10% per annum and is due on demand (note 5).

10.	Advance from Clean Power Income Fund

On November 15, 2004, Clean Power Income Fund (“Clean Power”), a North American renewable power income fund, and the Company executed a joint venture agreement to develop, construct, finance and operate a 20 MW wind power generating facility in Grand Manan, New Brunswick (see Note 3a) whereby both parties will have 50% interest each in the facility. Under the terms of the Agreement, Clean Power will finance the project with $7 million and negotiate a $22.5 million 20-year senior debt facility to fund the construction and operation of the plant. The Company will act as the construction manager, and upon completion, as operator of the facility.

During the year ended January 31, 2005, Clean Power has advanced $400,000 to the Company for the construction of the plant. The advance is interest bearing at a rate of 5% per annum, secured by the assets of the underlying project, and principal and accrued interest is due in full on November 1, 2005 or at the earliest of several conditions as determined by the promissory note signed.

11.	Loan Payable

Loan payable of $135,000 is from an arm’s length third party, bearing interest at a rate of 10% per annum, compounded annually, and due on February 28, 2005. In connection with obtaining the loan, the Company issued to the lender 15,000 Bonus Units and paid an administration fee of $10,000 in cash. The 15,000 Units were issued at a price of $1.50 per Unit, where each Unit

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
comprises one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share for a period of two years from the date of issuance at a price of $1.80 per share for the first year and $2.10 per share thereafter.

The loan was repaid in full including accrued interest of $9,358 on March 10, 2005.

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
12.	Share Capital
a.	Authorized: 100,000,000 common shares without par value.

b.	Issued:

	Shares	Amount

Balance, January 31, 2003	9,571,972	$4,002,914

Exercise of warrants, ranging from $0.75 to $1.30 per share	949,000	763,600

Private placement at $1.05 per share, net of share issuance costs of $21,000	440,686	441,721

Share issued in connection with Windfarm Easement Agreement	100,000	105,000

Bonus shares issued in connection with the promissory note (Note 9a)	41,000	22,487

Private placement at $1.05 per share, net of share issuance cost of $20,750	651,000	662,800

Exercise of stock options, ranging from $0.20 to $0.35 per share	57,500	12,625

Private placement at $1.05 per share	115,000	120,750

Private Placement at $3.00 per share, net of share issuance cost of $21,900	215,333	624,099

Balance, January 31, 2004	12,141,491	6,755,996

Exercise of warrants, ranging from $0.50 to $1.30 per share	1,797,533	1,470,770

Exercise of stock options, ranging from $0.20 to $0.35 per share	207,500	64,375

Issuance of shares in connection with a loan (See note 11)	15,000	22,500

Private placement at $3.00 per unit, net of share issuance cost of $6,000	21,000	57,000

Private placement at $1.50 per unit, net of share issuance cost of $76,000	315,500	397,250

Private placement at $1.50 per unit	116,661	173,142

Issuance of shares for services	31,250	40,000

Balance, January 31, 2005	14,645,935	$8,981,033

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
12.	Share Capital (continued)
(b)	Issued (continued):

In February 2004, the Company completed a non-brokered private placement of 21,000 units priced at $3.00 per unit for gross proceeds of $63,000. Each unit consists of one (1) common share and one (1) share purchase warrant where one whole warrant entitles the holder to acquire a further common share at $3.50 per share until February 4, 2005 and $4.00 per share until February 4, 2006. The Company paid finder’s fees of $6,000 in cash. The Company applied the residual approach and allocated the gross proceeds less issuance costs, to the common shares and $nil to the attached warrants.

In September 2004, the Company completed a non-brokered private placement of 315,500 units priced at $1.50 per unit for gross proceeds of $473,250. Each unit consists of one (1) common share and one (1) share purchase warrant where one whole warrant entitles the holder to acquire a further common share at $1.80 per share until September 3, 2005 and $2.10 per share until September 3, 2006. The Company paid finder’s fees of $76,000 in cash. The Company applied the residual approach and allocated the gross proceeds less issuance costs, to the common shares and $nil to the attached warrants.

In December 2004, the Company completed a non-brokered private placement of 116,661 units priced at $1.50 per unit for gross proceeds of $173,142. Each unit consists of one (1) common share and one (1) share purchase warrant where one whole warrant entitles the holder to acquire a further common share at $1.80 per share until December 13, 2005 and $2.10 per share until December 13, 2006. The Company did not pay any finder’s fees

On May 5, 2003, the Company completed a non-brokered private placement of 440,686 units priced at $1.05 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each warrant entitling the holder to acquire a further common share at $1.30 until May 4, 2004 and at $1.60 until May 4, 2005. The Company applied the residual approach and allocated the total proceeds of $441,721 (net of issuance cost of $21,000) to the common shares and $ nil to warrants.

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

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
12.	Share Capital (continued)
(b)	Issued (continued):

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

c.	950,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

d.	Share purchase warrants outstanding as at January 31, 2005:

Number of Warrants	Exercise Price		Expiry Date
356,900		$1.60 (2nd year)	May 5, 2005
579,500		$1.60 (2nd year)	September 15, 2005
40,000		$1.60 (2nd year)	October 6, 2005
215,333		$4.00 (2nd year)	January 28, 2006
21,000		$3.50 (1st year)	February 4, 2005
		$4.00 (2nd year)	February 4, 2006
315,500		$1.80 (1st year)	September 3, 2005
		$2.10 (2nd year)	September 3, 2006
15,000		$1.80 (1st year)	August 16, 2005
		$2.10 (2nd year)	August 16, 2006
116,661		$1.80 (1st year)	December 13, 2005
		$2.10 (2nd year)	December 13, 2006

1,659,894

Each warrant entitles the holder to acquire one common share of the Company.

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
13.	Stock Options

The Company has a stock option plan (the “Plan”) and allotted and reserved up to an aggregate of 2,763,605 common shares.

In fiscal year 2005, the Company granted 350,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share, being vested 25% immediately and 25% every six months afterward until fully vested 18 months from the date of grant and expires five years from the date of grant.

In fiscal year 2004, the Company granted and issued 750,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.05 to $2.55 per share, being vested 25% six months from the date of grant and 25% every six months afterward until fully vested 24 months from the date of grant and expires five years from the date of grant.

The Company applied the fair value method to account for stock options granted to employees and directors on and after February 1, 2003. During the fiscal year 2005, the Company recorded $900,466 (2004 — $321,541) stock based compensation expenses on options vested in the year.

A summary of stock option information for the year ended January 31, 2005 is as follows:

		Weighted Average
	Shares	Exercise Price

Options outstanding at January 31, 2003	1,120,000	$0.83

Granted	750,000	$2.23

Exercised	(57,500)	$0.22

Options outstanding at January 31, 2004	1,812,500	$1.57

Granted	350,000	$1.45

Exercised	(207,500)	$0.31

Options outstanding at January 31, 2005	1,955,000	$1.55

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
13.	Stock Options (continued)

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (yrs.)	Price	Exercisable	Price

$0.01-$1.00	355,000	2.32	$0.71	355,000	$0.71
$1.01-$2.00	950,000	3.03	$1.28	750,000	$1.00
$2.01-$3.00	650,000	3.75	$2.41	475,000	$0.76

	1,955,000	3.14	$1.55	1,580,000	$0.86

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-interest rate of 4.00% (2004 – 3%), dividend yield 0% (2004 – 0%), volatility of 79% (2004 – 59%) and expected lives of approximately 5 years (2004 – 5 years). A summary of weighted average fair value of stock options granted during the years ended January 31, 2005 and 2004 is as follows:

	Weighted Average	Weighted Average
	Exercise	Fair
	Price	Value
Fiscal year 2005

Exercise price is below market price at grant date:	$1.45	$0.89

Fiscal year 2004

Exercise price is below market price at grant date:	$2.23	$1.31

14.	Income Taxes
a.	A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2005	2004

Statutory income tax rate	(36%)	(38%)
Tax losses not benefited	36%	38%

Effective tax rate	—	—

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
14.	Income Taxes (continued)
b.	The Company has non-capital losses of approximately $4,480,000 (2004 - $2,644,000), cumulative exploration and development expenses of approximately $2,100,000 (2004 — $935,000) and capital losses of approximately $17,000 (2004 - $17,000) for income tax purposes, which may be carried forward to reduce taxable income of future years. These non-capital losses expire commencing 2007 through 2015 if not utilized. The cumulative foreign exploration and development expenses can be carried forward indefinitely.

c.	Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as there is no assurance that such amounts are more likely than not to be realized.
15.	Related Party Transactions
a.	The following expenses were accrued/paid to directors and parties related to the directors of the Company:

	2005	2004

Management fees	$142,200	$46,000
Project management	172,335	144,255
Consulting fees	—	23,616
Automotive	—	19,372
Rent	—	17,700
Secretarial and administrative	30,000	36,700

	$344,535	$287,643

During the fiscal year 2005, the Company paid $nil (2004 — $25,483) as an automotive allowance to a director of the Company. As at January 31, 2005, $ 8,488 (2004 - $6,111) was included in prepaid expense and deposit.

b.	See Noted 4 and 9.

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
16.	Commitments and Contingencies
a.	The Company is committed to a land lease agreement with a lessor with respect to the wind power project in Elgin, Arizona. The lease has a term of 50 years from September 1, 2002 to August 31, 2052. The Company is required to pay the leesor as follows:
i.	For the 14 years after commencement of the “operation of the wind farm” on the permanent site to pay the lessor
•	1.4% of actual annual gross sale revenue from energy production on the permanent site; and

•	minimum advance payment of US$225,000 (Cdn$351,000) (paid) to be deducted from future production.
ii.	After the 14 years and until the termination of the lease
•	2% of the actual annual gross sale revenue from energy production on the permanent sites; and

•	additional annual rent equal to 10% of the amount due under 2% of actual annual gross sale, payable to a charity to be designated by the lessor, but in no event shall the additional rent exceed $50,000 per year.
b.	The Company is committed to a land lease agreement with a lessor with respect to the wind power project in New Brunswick, Canada. The lease has a term of 30 years commencing December 10, 2002 and ending on December 10, 2032. As required by the agreement, the Company has initiated plans to commence the construction of permanent wind energy conversion facilities by October 31, 2006. The agreement required the Company to pay the lessor annual rent equal to:
•	1.55% of the actual annual sale revenue for the first 3 years after commencement of the “operation of the wind farm” on the permanent sites;

•	1.9% of the actual annual sales revenue for the 4th year to 7th year;

•	2.2% of the actual annual sales revenue for the 8th year to 11th year;

•	2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and

•	If any additional revenue from the sale of CO2 emission reduction credit, the Company shall pay to the rate sets out above.
c.	A former director of the Company’s wholly owned subsidiary, Eastern Wind Power Inc., has commenced an action against the Company claiming rights to 50,000 stock options. The management of the Company assessed the claim and concluded that it has no merit. The lawsuit is still pending and the outcome is indeterminable at this time.

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
17.	Non-cash Financing Activities
a.	In fiscal year 2005, 15,000 shares were issued in connection with a loan (see note 11), and 31,250 shares were issued in connection with the arrangement of Letter of Credit in favour of New Brunswick Power (see note 19a).

b.	In fiscal year 2004, the Company issued 100,000 common shares in connection with the Windfarm Easement Agreement (see Note 7).

c.	In fiscal year 2004, the Company issued 41,000 common shares as bonus and finder’s fee pursuant to the issuance of a promissory note.
18.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash and cash equivalents, refundable tax credits, accounts payable and accrued liabilities and due from (to) related party approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit quality financial institutions.

The Company is not exposed to significant interest or currency risks arising from these financial instruments.
19.	Subsequent Events
a.	The Company opened a Letter of Credit in favour of New Brunswick Power (“NBP”) for $200,000, which is valid until November 1, 2006 unless terminated in writing 30 days prior to November 1, 2005. NBP can withdraw funds from the Letter of Credit if Eastern Wind Power does not commission the wind plant by October 31, 2006.

b.	In March 2005, the Company completed a non-brokered private placement of 622,000 units priced at $0.82 per unit for gross proceeds of $510,040. Each unit consists of one (1) common share and one (1) share purchase warrant where one whole warrant entitles the holder to acquire a further common share at $1.03 per share until March 1, 2007. The Company paid $15,000 in cash and issued 18,295 common shares for finders’ fees.

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
19.	Subsequent Events (continued)
c.	In May 2005, the Company obtained $29.7 million in financing for the construction and development of the new wind farm to be located near Dark Harbour, Grand Manan, New Brunswick. The financing is secured by the assets of the Company.

d.	In May 2005, the Company granted 250,000 stock options to a consultant with exercise price of $1.65 per share, being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from date of grant and expiring 5 years from date of grant.

e.	See Note 3(c), 4, 7(b), and 11.
20.	Reconciliation of Canadian and United States Generally

Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in some respects from general accepted accounting principles of United States (US GAAP).

The significant differences between Canadian and US GAAP which affect the Company’s consolidated financial statements are summarized below:
a.	The Consolidated Statement of Shareholders’ Equity, prepared in accordance with the US GAAP as required, is now presented as an additional schedule.

b.	Reconciliation of Consolidated Statement of Operations Items:

	Cumulative
	amounts from
	inception to	Year Ended	Year Ended	Year Ended
	January 31	January 31	January 31	January 31
	2005	2005	2004	2003

Loss for the period (Canadian GAAP)	$(7,208,710)	$(2,803,208)	$(1,603,509)	$(1,411,544)

Stock based compensation expense	(20,600)	—	—	—

Unrealized loss of marketable securities	—	—	—	—

Debt forgiven – related party	(5,767)	—	—	—

Imputed interest	(2,568)	—	(1,950)	(618)

Loss for the period (US GAAP)	$(7,237,645)	$(2,803,208)	$(1,605,459)	$(1,412,162)

Loss per share – basic and diluted (US GAAP)	$(0.90)	$(0.22)	$(0.16)	$(0.19)

Weighted average number of common shares outstanding - basic and diluted (US GAAP)	8,046,671	12,988,745	10,125,543	7,413,487

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
c.	Reconciliation of Consolidated Statement of Cash Flows items is not presented since there is no impact on cash flows.

d.	Stock Based Compensation

In fiscal 2003 and 2002, the Company followed the Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock options under the US GAAP. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. Effective February 1, 2003, the Company adopted the fair value recognition provision of SFAS 123 “Accounting for Stock-Based compensation”, prospectively to all employees and directors awards granted, modified or settled on or after February 1, 2003.

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

	2005	2004	2003

Loss for the year:

- as reported (US GAAP)	$(2,803,208)	$(1,605,459)	$(1,412,162)

Add: stock-based employee compensation expenses included in reported net loss for the year	900,466	237,421	6,000

Deducted: total stock-based employee compensation expense determined under fair value based method of all awards	(900,466)	(237,421)	(172,774)

- pro-forma	$(2,803,208)	$(1,605,459)	$(1,578,936)

Basic and diluted loss per share:

- as reported (US GAAP)	$(0.22)	$(0.16)	$(0.19)

- pro-forma	$(0.22)	$(0.16)	$(0.19)

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
20.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)
d.	Stock Based Compensation (continued)

The weighted-average fair value of the stock options granted in 2005, 2004 and 2003 was estimated at the grant date based on the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2005	2004	2003

Risk free interest rate	4.00%	2.93%	5.50%

Expected lives (in years)	5	5	5

Dividend yields	0%	0%	0%

Expected volatility	79%	59%	84%

Weighted average fair value of options	$0.89	$1.31	$0.80

e.	Escrow Shares

As at January 31, 2005, 1,200,000 shares are held in escrow, 450,000 shares of which may be released based on the passage of time and the remaining 750,000 shares may be released upon attainment of certain performance-based goals. No performance-based escrow shares were released in fiscal 2004.

As performance-based escrow shares are contingently cancellable, they are excluded from the calculation of the weighted average number of shares for purposes of the loss per share under US GAAP.

f.	New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FASB No. 153 will not have a material impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins on or after April 1, 2006. The adoption of
20.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)
FASB No. 123(R) will not have a material impact on the Company’s consolidated financial statements.

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

WESTERN WIND ENERGY CORP.
(A Development Stage Company)
Notes to Consolidated Financial Statements
Year ended January 31, 2004 and 2003
(Expressed in Canadian Dollars)
WESTERN WIND ENERGY CORP.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
YEARS ENDED JANUARY 31, 2004 and 2005

		$
						Total
						Compre-
	Number	Additional	Share		Total	hensive
	of	Paid-in	Subscription		Shareholders’	net income
	Shares	Capital	Received	Deficit	Equity	(loss)

Balance as at January 31, 2003	9,571,972	4,473,409	7,500	(2,828,978)	1,651,931	(1,412,162)
Exercise of warrants at $0.75 to $1.30 per share	949,000	763,600	—	—	763,600	—
Private placement at $1.05 per share net of share issuance costs of $21,200	440,686	441,721	—	—	441,721	—
Shares issued in connection with Wind Farm Easement Agreement	100,000	105,000	—	—	105,000	—
Bonuses shares issued in connection with promissory note	41,000	—	—	—	—	—
Private placement at $1.05 per share net of share issuance costs of $20,750	651,000	662,800	—	—	662,800	—
Exercise of stock options at $0.20 to $0.35 per share	57,500	12,625	—	—	12,625	—
Private placement at $1.05 per share	115,000	120,750	—	—	120,750	—
Private placement at $3 per share net of share issuance costs of $21,900	215,333	624,099	—	—	624,099	—
Share subscriptions	—	—	27,998	—	27,998	—
Imputed interest	—	1,950	—	—	1,950	—
Stock-based compensation	—	321,541	—	—	321,541	—
Components of comprehensive net income (loss) for the year	—	—	—	(1,605,459)	(1,605,459)	(1,605,459)

Balance as at January 31, 2004	12,141,491	7,527,495	35,498	(4,434,437)	3,128,556	(1,605,459)
Exercise of warrants at $0.50 to $1.30 per share	1,797,533	1,470,770	—	—	1,470,770	—
Exercise of stock options at $0.20 to $0.35 per share	207,500	64,375	—	—	64,375	—
Issuance of shares in connection with loan	15,000	22,500	—	—	22,500	—
Private placement at $3.00 per unit net of share issuance costs of $6,000	21,000	57,000	—	—	57,000	—
Private placement at $1.50 per unit net of share issuance costs of $76,000	315,500	397,250	—	—	397,250	—
Private placement at $1.50 per unit	116,611	173,142	—	—	173,142	—
Issuance of shares for services	31,250	40,000	—	—	40,000	—
Share subscriptions	—	—	(370,706)	—	(370,706)	—
Stock-based compensation	—	311,500	—	—	311,500	—
Components of comprehensive - net income (loss) for the year	—	—	—	(2,803,208)	(2,803,208)	(2,803,208)

Balance as at January 31, 2005	14,645,885	10,064,032	(335,208)	(7,237,645)	2,491,179	(2,803,208)

EF      A partnership of incorporated professionals
     An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
          - members in principal cities throughout the world

ITEM 19. EXHIBITS

Exhibit Number	Description
1.0	Memorandum and Articles of Incorporation dated December 15, 1997, as amended.(1)

1.1	Certificate of Incorporation dated January 5, 1998.(1)

1.2	Certificate of Change of Name to Minera Cortez Resources Ltd. dated March 2, 1998.(1)

1.3	Certificate of Change of Name to Western Wind Energy Corp. dated February 15, 2002. (1)

1.4	Special Resolution dated March 15, 1999 amending the Articles of Incorporation.(1)

1.5	Special Resolution dated September 8, 1999, amending the Articles of Incorporation.(1)

1.6	Notice of Articles(2)

1.7	Articles of Incorporation(2)

2.0	Not applicable.

3.0	Not applicable.

4.0	Asset Purchase Agreement dated September 30, 2001 between Western Wind and Verde Resources.(1)

4.1	Sale of Membership Interest agreement dated effective February 26, 2002 among Cash Long, Jeffrey E. Patterson and Western Wind, as amended November 26, 2001.(1)

4.2	Real Estate Purchase Agreement dated September 16, 2001 among Michael A. Patterson, Jeffrey J. Ciachurski and HR Investments (a Nevada Partnership and CTR Trust).(1)

4.3	Warranty Deed dated October 2, 2001 among Thomas R. Reinburger, trustee of the Royalty Land Trust and Jeffrey J. Ciachurski and Michael A. Patterson.(1)

4.4	Windfarm Easement Agreement dated March 20, 2003 between REMO, LLC and Verde Resources Corporation.(1)

4.5	Land Lease Agreement dated December 7, 2002 between Eastern Wind Power Inc. and H.J. Crabbe & Sons Ltd.(1)

4.6	Working Agreement dated February 24, 2003 between Western Wind and the Arizona Power Authority.(1)

4.7	Consulting Agreement dated January 5, 1998 between the Company and Jeffrey J. Ciachurski.(1)

4.8	Consulting Agreement dated February 8, 2002 between the Company and Michael A. Patterson.(1)

4.9	Consulting Agreement dated February 8, 2002 between the Company and Cash A. Long.(1)

4.10	Consulting Agreement dated February 8, 2002 between the Company and Jeffrey E. Patterson.(1)

4.11	2003 Stock Option Plan of Western Wind.(1)

4.12	Binding Letter Agreement dated September 18, 2003 between the Company and Cash Long.(1)

4.13	Shareholder Rights Plan dated April 5, 2005. (2)

5.0	Not applicable.

6.0	Not applicable.

7.0	Not applicable.

8.0	Our wholly-owned subsidiaries are as follows:(1)

Verde Resources Corporation incorporated in Arizona;

Aero Energy, LLC, a California Limited Liability Company; and

Eastern Wind Power Inc., incorporated in New Brunswick, Canada.

10.0	Not applicable.

11.0	Not applicable.

12.0	Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a).(2)

12.1	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a).(2)

13.0	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)

13.1	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)

(1)	Incorporated by reference to our Form 20-F registration statement or annual reports previously filed.

(2)	Filed with this annual report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WESTERN WIND ENERGY CORP.

By:	/s/ Jeffrey J. Ciachurski

Jeffrey J. Ciachurski
President, CEO and Director
Dated this 19th day of August, 2005.