Form 20-F
period 2006-01-31
WESTERN WIND ENERGY CORP
filed 2007-08-16
CIK 1271131

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2006, or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______, or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ____________

Commission File Number _____________

Western Wind Energy Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(Address of principal executive office)

(604) 839-4192

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

As of January 31, 2006: 23,714,789 Common Shares without par value

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

TABLE OF CONTENTS

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 4

ITEM 3. KEY INFORMATION 5

3.A. Selected Financial Data 5

3.B. Capitalization and Indebtedness 7

3.C. Reasons for the Offer and Use of Proceeds 7

3.D. Risk Factors 7

ITEM 4. INFORMATION ON WESTERN WIND 13

4.A. History and Development 13

4.C. Organizational Structure 26

4.D. Property and Equipment 26

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 29

5.A. Operating Results 31

5.B. Liquidity and Capital Resources 36

5.C. Research and Development, Patents and Licenses 36

5.D. Trend Information 37

5.E. Off-Balance Sheet Arrangements 37

5.F. Tabular Disclosure of Contractual Obligations 37

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 37

6.A. Directors and Senior Management 37

6.B. Compensation 39

6.C. Board Practices 40

6.D. Employees 41

6.E. Share Ownership 41

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 42

7.A. Major Shareholders 43

7.B. Related Party Transactions 43

ITEM 8. FINANCIAL INFORMATION 44

Consolidated Statements and Other Financial Information 44

Significant Changes 45

ITEM 9. THE OFFER AND LISTING 46

Offer and Listing Details 46

ITEM 10. ADDITIONAL INFORMATION 47

Share Capital 47

Memorandum and Articles of Incorporation 47

Material Contracts 48

Exchange Controls 48

Taxation 49

Documents on Display 52

Subsidiary Information 52

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 53

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 53

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 53

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 53

ITEM 15. CONTROLS AND PROCEDURES 53

ITEM 16. [RESERVED] 54

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT 54

ITEM 16B. CODE OF ETHICS 54

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES 54

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 55

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS 55

ITEM 17. FINANCIAL STATEMENTS 55

ITEM 18. FINANCIAL STATEMENTS 56

ITEM 19. EXHIBITS 56

PART I

Statements in this annual report that are not based on historical events are called "forward-looking statements". These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to the future market size, our business, and our future operating performance. When the words "anticipate", "believe", "estimate", "expect", "intend", "plan", and "project" and similar expressions are used, they are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of those risks and assumptions are set out under "Risk Factors" below and include, but are not limited to:

    Operating Risks;
    Environmental and Weather Risks;
    Competitive Risks;
    Regulatory Risks;
    Employment Risks;
    Enforcement Risks;
    Legal Risks;
    Securities Risks; and
    Other Risks.

We advise you that the cautionary remarks included under the heading "Risk Factors" expressly qualify, in their entirety, all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. You should not place undue reliance on forward-looking statements, which apply only as of the date of this annual report.

In this annual report, please note the following:

  references to "we", "our", "us" or "Western Wind" mean Western Wind Energy Corp. and its subsidiaries, unless the context of the sentence clearly suggests otherwise; and

  all references to monetary amounts are in Canadian dollars, unless otherwise indicated.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for each of the last five fiscal years ended January 31, 2006. Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("US GAAP") to our financial information. For a description of the differences between Canadian GAAP and US GAAP, see Note 21 to our consolidated financial statements included in this annual report. The information in the table was obtained from the more detailed consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, Item 5. "Operating and Financial Review and Prospects".

Canadian GAAP
	Years Ended January 31,
	2006	2005	2004	2003	2002(1)

Revenues	Nil	Nil	Nil	Nil	Nil
Net Income (loss)	($5,114,221)	($2,913,059)	($1,603,509)	($1,411,544)	($549,274)
Net Income (loss) per share
Basic	(0.30)	(0.21)	(0.15)	(0.17)	(0.12)
Diluted	(0.30)	(0.21)	(0.15)	(0.17)	(0.12)
Total assets	$12,347,093	$3,794,839	$3,300,913	$1,920,509	$192,430
Net assets	$11,472,003	$3,080,145	$3,128,556	$1,651,931	$73,915
Total Liabilities	$875,090	$714,694	$172,357	$268,578	$118,515
Shareholders' equity	$11,472,003(3)	$3,080,145	$3,128,556	$1,651,931	$73,915
Paid in Capital (2)	$21,490,117(3)	$8,981,033	$6,755,996	$4,002,914	$1,244,864
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Cash dividends (US$)	Nil	Nil	Nil	Nil	Nil
Cash dividends per share (US $)	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, fully diluted	17,256,697	13,924,833	10,875,543	8,163,487	4,469,232

  Effective July 2001, we initiated a change in our business focus from a natural resource exploration company to a wind energy electrical generation company. See Item 4. "Information on the Company". The consolidated financial statements have been prepared on a going concern basis which assumes that we will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of our company are dependent upon our ability to settle the lawsuits with Pacific Hydro and to obtain necessary financing to repay the loan from Pacific Hydro of US$13,400,000, to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management's plan in this regard is to raise equity financing as required. See notes 1, 18(a), 18(d), 18(e) and 18(f) to the consolidated financial statements.

  Paid in capital includes share capital, less subscription receivable, plus contributed surplus, less deferred share bonus expense.

  One of the legal actions we face is a claim that we are required to repurchase 4,333,333 shares issued at a price of $1.50 per share. See "Legal Proceedings" under Item 8 of this Annual Report. See note 18(d) to the consolidated financial statements.

US GAAP
	Years Ended January 31,
	2006	2005	2004	2003	2002(1)

Revenues	Nil	Nil	Nil	Nil	Nil
Net Income (loss)	($5,114,221)	($2,913,059)	($1,605,459)	($1,412,162)	($577,074)
Net Income (loss) per share
Basic	(0.30)	(0.21)	(0.15)	(0.19)	(0.16)
Diluted	(0.30)	(0.21)	(0.15)	(0.19)	(0.16)
Total assets	$12,347,093	$3,794,839	$3,300,913	$1,920,509	$192,430
Net assets	$11,472,003	$3,080,145	$3,128,556	$1,651,931	$73,915
Total Liabilities	$875,090	$714,694	$172,357	$268,578	$118,515
Shareholders' equity	$11,472,003 (3)	$3,080,145	$3,128,556	$1,651,931	$73,915
Paid in Capital (2)	$24,062,820 (3)	$10,762,849	$7,527,495	$4,473,405	$1,271,231
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Cash dividends (US$)	Nil	Nil	Nil	Nil	Nil
Cash dividends per share (US $)	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, fully diluted	17,256,697	13,924,833	10,875,543	7,413,487	3,719,232

  Effective July 2001, we initiated a change in our business focus from a natural resource exploration company to a wind energy electrical generation company. See Item 4. "Information on the Company". The consolidated financial statements have been prepared on a going concern basis which assumes that we will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of our company are dependent upon our ability to settle the lawsuits with Pacific Hydro and to obtain necessary financing to repay the loan from Pacific Hydro of US$13,400,000, to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management's plan in this regard is to raise equity financing as required. See notes 1, 18(a), 18(d), 18(e) and 18(f) to the consolidated financial statements.

  Paid in capital includes share capital, less subscription receivable, plus contributed surplus, less deferred share bonus expense.

  One of the legal actions we face is a claim that we are required to repurchase 4,333,333 shares issued at a price of $1.50 per share. See "Legal Proceedings" under Item 8 of this Annual Report. See note 18(d) to the consolidated financial statements.

Currency and Exchange Rates

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), for the conversion of Canadian dollars into US dollars in effect at the end of the following periods, the average exchange rates during such periods (based on the daily Noon Buying Rates) and the range of high and low exchange rates for such periods:

	Years Ended January 31,
	2006	2005	2004	2003	2002
End of period	$0.8744	$0.8067	$0.7539	$0.6535	$0.6289
High for period	$0.8744	$0.8492	$0.7880	$0.6622	$0.6711
Low for period	$0.7872	$0.7158	$0.6529	$0.6319	$0.6200
Average for period	$0.8331	$0.7762	$0.7274	$0.6369	$0.6410

The following table sets out the high and low exchange rates, based on the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars, for the following periods:

2007	High	Low
May	$0.9345	$0.8979
April	$0.9036	$0.8633
March	$0.8674	$0.8467
February	$0.8632	$0.8437
January	$0.8586	$0.8464
2006
December	$0.8760	$0.8582

On June 8, 2007, the Noon Buying Rate for the conversion of Canadian dollars into US dollars was US$0.9414 per one Canadian dollar. Unless otherwise specified, all references to currency in this annual report, refer to Canadian dollars.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Operating Risks

We may not be able to finance the development of our business or the construction costs of building wind farms.

We currently do not have sufficient funds to finance the development of our business or the construction costs of building wind farms. As we have limited financial revenues, additional funds from further equity or debt financings will be required to complete the development and construction of our projects, to find and carry out development of new properties and to pay the general and administrative costs of operating our business. Additional financing may not be available on acceptable terms, if at all. If we are unable to raise additional funds when needed, we may be required to delay development and construction of our wind farms, reduce the scope of our projects, and/or eliminate or sell some or all of our development projects. As a result, we will generate negligible revenue until we secure funding for our projects.

We have not generated any significant revenues to date and have not completed the construction of any wind energy projects.

Our business is at an early stage of development. As of the year ended January 31, 2006, we had no revenues. Our business will require significant additional investment in property, plant and equipment and development costs before we will break even. We estimate that we will incur approximately $250,000 per month to fund general and administrative costs and internal development costs. That figure does not take into account the funds necessary to acquire land, purchase turbines, construct wind farms and pay legal fees relating to our litigation. If we complete construction of the wind farms and secure contracts for the sale of wind generated electricity, cost over-runs, delays in construction or higher operating costs may impact the feasibility of each project and there can be no assurance that any of the projects will be profitable.

We may never achieve profitability.

We have accumulated net losses of $12,432,782 since incorporation through the year ended January 31, 2006, and we expect such losses to continue as we incur development costs and general and administrative expenses. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability. Our ability to achieve and maintain profitability will depend on our ability to construct or acquire wind farms and generate and sell electricity at a profit. If we cannot achieve or maintain profitability, we may not be able to continue to absorb the resulting financial losses. If we continue to suffer financial losses, our existence will be in jeopardy and our investors may lose all their investment in our shares.

We may not be able to purchase wind turbines.

Large wind farm developers make long term commitments for wind turbines for their future projects and this can reduce the availability of wind turbines for smaller developers such as us. If we are not able to purchase wind turbines, the completion of our projects may be delayed for several years. Larger developers also obtain lower prices due to the size of their commitments. As a result, the prices charged to smaller developers are higher and the higher prices impact on the feasibility and profitability of smaller projects.

We may not be able to obtain access to the transmission lines necessary to deliver the power we produce and sell.

We depend on utilities to provide us with access to electricity transmission lines so that we may deliver the power that the utilities have agreed to purchase. If utilities do not have any available transmission capacity, we will have to negotiate access rights to private transmission facilities. There can be no assurance that we will be able to secure access to transmission facilities at a reasonable cost or at all. As a result, expected profitability on a project may be lower than anticipated or, if we have no access to electricity transmission facilities, we may not be able to fulfill our obligations to deliver power or to construct the wind power facility.

Changes in interest rates and debt covenants and increases in turbine prices and construction costs may result in our projects not being economically feasible.

Increases in interest rates and changes in debt covenants may reduce the amounts that we can borrow, reduce the cash flow generated by our projects and increase the equity required to complete construction of our projects. The cost of wind turbines and construction costs have increased significantly. Further increases may increase the cost of our projects to the point that such projects are not feasible. In the past, we have renegotiated power purchase agreements to provide for higher electricity prices. There can be no assurance, however, that we will be able to negotiate higher electricity prices in the future.

We may be subject to currency risk since we raise equity capital in Canadian dollars and a significant portion of our investment in property, plant and equipment and development costs are in US dollars.

We are subject to currency risk since we report our financial statements in Canadian dollars and we raise equity capital in Canadian dollars. We attempt to match our funding and obligations, but this is not necessarily completely achieved. At the same time, any US dollar dominated debt offsets our investments in US dollar assets. When we construct projects in the United States, we usually raise project debt in US dollars and a portion of the equity in US dollars. All revenues and expenses for these projects will be in US dollars. The translation of these amounts into our reporting currency, however, may result in foreign exchange losses.

We may not be able to secure new power purchase agreements, and we may not be able to fulfil our obligations to utilities under our current agreements.

Although we have entered into, or acquired assignments of, power purchase agreements with leading utilities in the areas in which we are developing wind farms, we may not be able to secure additional power purchase agreements for future projects. As such, we may never be able to expand beyond the contracts that we currently have. Also, if we fail to construct our wind farm projects in a timely manner, we will be in breach of our existing power purchase agreements and such agreements may be terminated.

The operation of the wind farms may be subject to equipment failure.

After the construction of a wind farm, the electricity produced may be lower than anticipated as a result of equipment malfunction. For new wind farms, the loss from operations is covered by the manufacturer's warranty and the risk is not covered when existing wind farms with older equipment are acquired. Unscheduled maintenance can result in lower electricity production for several months and result in lower revenues.

Environmental and Weather Risks

Changes in weather patterns may affect our ability to operate our proposed projects.

The meteorological data that we collect during the development phase may vary from actual results achieved after wind turbines are erected. While long term wind patterns have not varied significantly, short term patterns, either on a seasonal or on a year to year basis, may vary substantially. These variations may result in lower revenues and higher operating losses.

Environmental damage on our properties may cause us to incur significant financial expenses.

Environmental damage may result from the development and operation of our wind farms. The construction of wind farms involves, among other things, excavation of land and the installation of concrete foundations. Turbines located on farms can be a source of environmental concerns, including noise pollution, damage to soil as a result of oil spillage, and peril to certain migratory birds and animals that live, feed on, fly over or cross the property. We are required to carry out reclamation work to return leased properties to their original state at the termination of the lease. The costs to complete reclamation work and remove obsolete turbines may be significant. Environmental regulators may impose restrictions on our operations, which would limit our ability to obtain zoning and permitting for new wind farms. We may also be assessed significant financial penalties for any environmental damage caused on properties that are leased and we may be unable to sell properties that are owned. Financial losses and liabilities which may result from environmental damage could affect our ability to continue to do business.

At January 31, 2006, we had not yet erected turbines or acquired any assets to which a material liability would apply. On July 25, 2006, we acquired the Mesa Wind Farm that is situated on leased land. At January 31, 2007, we had recorded an asset retirement obligation of $1,030,000.

Competitive Risks

Larger developers have greater resources and expertise in developing and constructing wind farms.

We face significant competition from large power project developers who have greater project development, construction, financial, human resources, marketing and management capabilities than we have. They have a track record of completing projects and are more easily able to acquire available funding to develop and construct projects. They have also established relationships with electrical utilities, transmission companies, turbine suppliers and plant contractors that make our access to such parties more difficult.

Regulatory Risks

Our business is subject to significant government regulation and, as a result, changes to such regulations may adversely affect our business.

Although the electrical generation, distribution and transmission industry has been deregulated, and independent and small power producers are being allowed to enter the electric utility business, the industry is subject to the increasing regulation and even the threat of re-regulation. Our operations will be subject to changes in government regulatory requirements, including regulations related to the environment, zoning and permitting, financial incentives and taxation. The operation of wind farms is subject to regulation by various government agencies at the federal, state (or provincial) and municipal level. There is always the risk of changes in government policies and laws, including laws and regulations relating to income, capital, sales, corporate or local taxes and the removal of tax incentives related to our industry. Currently, there are laws which are favorable to wind-energy producers, such as:

    renewable portfolio standards, which require that power purchasers obtain a specific percentage of their power requirements from renewable resources;

    US production tax credits, that provide a 10 year tax credit based on energy production for new renewable energy facilities; and

    other financial incentives, such as the Canadian wind power production incentive that provides a 10 year revenue incentive for new wind energy facilities.

These benefits provide higher revenues and cash flow or facilitate project financing. Tax incentives exist in most of the jurisdictions in which we operate. These laws and tax policies may change and such changes may reduce or eliminate the special incentive for the generation of clean energy and wind power, which may result in the cancellation of projects or reduced revenues and cash flow.

Employment Risks

Our ability to hire and retain key personnel and contractors will be an important factor in the success of our business and our failure to hire and retain key personnel may result in our inability to manage and implement our plans for expansion and growth.

We are highly dependent on, among others, Jeffrey Ciachurski, Michael Boyd, Jeffrey Patterson, Steve Mendoza, and Cash Long because of, among other things, their experience in the wind energy industry. The loss of the services of one or more of these individuals could impair our ability to manage our operations, or to obtain new or maintain existing projects. We have not purchased "key man" insurance on any of these individuals, which would insure us against potential losses in the event of their death. Without "key man" insurance, we may not have the financial resources to maintain our business until we could retain a qualified professional to replace the individual or replace any business and business relationship lost by the death of that person.

The competition for qualified personnel in the wind energy industry is significant. In order to manage growth effectively, we must continue to implement and improve our management systems and to recruit and train new personnel. We may not be able to continue to attract and retain the qualified personnel necessary to carry on our business. If we are unable to retain or hire additional qualified personnel as required, we may not be able to adequately manage and implement our plans for expansion and growth.

Enforcement Risks

You may not be able to enforce civil judgments in Canada.

US investors' ability to enforce civil liabilities under applicable US federal and state securities laws will be adversely affected because we are organized under the laws of British Columbia, Canada and because most of our officers or directors are not residents of the US. In addition, some of our assets and operations are located outside of the US, specifically, British Columbia and New Brunswick, Canada. As a result, it may be difficult or impossible for US investors to effect service of process upon us or our officers or directors within the US. It may also be difficult to realize against us or them, upon judgments of US courts for civil liabilities under applicable US federal and state securities laws. Courts in Canada may not enforce; (i) judgments of US courts obtained in actions against us or our officers or directors predicated upon the civil liability provisions of applicable US federal and state securities laws; and (ii) in original actions, liabilities against us or our officers or directors predicated upon such laws.

You may not be able to enforce US bankruptcy laws in Canada.

As we are organized under the laws of British Columbia, Canada and as some of our assets are located outside of the US, it may be difficult to enforce US bankruptcy proceedings against our company. Under bankruptcy laws in the US, courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the US may not recognize the US bankruptcy court's jurisdiction. Accordingly, you may have trouble administering a US bankruptcy case involving a Canadian debtor with property located outside the US. Any orders or judgments of a bankruptcy court obtained by you in the US may not be enforceable.

Legal Risks

Our ability to retain ownership of the Mesa Wind Farm and the rights to develop the Windstar 120 MW wind farm are dependent upon us succeeding in our defences and counterclaims in lawsuits with Pacific Hydro.

As described elsewhere in this annual report, we are currently parties to certain significant legal proceedings, including those initiated by Pacific Hydro Pty Ltd. ("Pacific Hydro"). While we continue to defend ourselves in these proceedings, we may, if held liable, lose all or part of our interest in the Mesa Wind Farm or be required to enter joint venture agreements with Pacific Hydro that will reduce our interest in certain of our wind farms to 49%. Pursuant to another claim, Pacific Hydro claims to have the right to require us to repurchase 4,333,333 of their shares at a price of $1.50 per share. Liability under any of these actions could result in significant financial hardship for our company. On June 8, 2007 we announced that we have entered into negotiations to settle all outstanding litigation with Pacific Hydro. The settlement is subject to the parties agreeing on all relevant terms and the preparation of formal settlement documents. There is no guarantee that the settlement discussions will result in a satisfactory settlement or any settlement at all.

Securities Risks

Our shares became ineligible for quotation on the OTC Bulletin Board because we failed to file this annual report on a timely basis.

Effective September 22, 2006, our securities became ineligible for quotation on the OTC Bulletin Board because we did not file our annual report on a timely basis with the SEC and we failed to file the annual report within the grace period provided by the NASD. Accordingly, your ability to sell our securities in a public market is significantly curtailed.

With the filing of this annual report, we intend to commence discussions with a market maker to apply to have our common shares quoted on the OTC Bulletin Board. Even if we are successful in locating a market maker, there can be no assurance as to when our securities will be eligible for quotation on the OTC Bulletin Board. Furthermore, if we continue to file late reports with the SEC, our securities may become ineligible for quotation on the OTC Bulletin Board for a period of one year or longer.

On June 8, 2007 the British Columbia Securities Commission issued a temporary Management Cease Trade Order prohibiting certain of our directors, officers and insiders from trading in the securities of our Company because of our failure to file, within the prescribed period of time, our audited financial statements for the year ended January 31, 2007. This restriction will remain in place until our regulatory filings are brought up to date.

Our shareholders' interest will be diluted if we issue more shares.

We intend to issue more shares as a means of raising capital to fund the development of our business and repay loans. As a result, when we do issue additional shares our current shareholders will experience a dilution of their proportionate shareholdings in our company.

Investors in non-US issuers have fewer protections and less information than investors in securities of U.S. issuers.

We are a "foreign private issuer" as defined in the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). As a result, we are exempt from certain provisions of the Exchange Act that apply to US public companies, including: (i) the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership, trading activities and liability for insiders who profit from trades made in a short period of time. As a result, you are not afforded the same protections or the same information that would be made available to you, if you were to invest in a United States public corporation.

Our securities may be considered "penny stock" securities and, as such, broker-dealers may be discouraged from effecting transactions in our common shares which may make it difficult for shareholders to sell their shares.

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

We currently have a shareholder protection rights plan designed to protect us and our shareholders from unfair, abusive or coercive tactics and intend to reconfirm same upon its expiration. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline. For more information, see "Item 10. Additional Information-Articles and Bylaws".

ITEM 4. INFORMATION ON WESTERN WIND

4.A. History and Development

Introduction

We develop, own and operate wind farms for the production of energy. We seek to purchase properties suitable for the development of wind farms. Often, we focus on acquiring existing, older wind farms, which management believes, can be redeveloped on a profitable basis, but that generate cash flow prior to redevelopment.

Our existing wind farm projects include:

Operating Wind Farms

Windridge Generating Facility-Located near Tehachapi, California, the Windridge Generating Facility consists of 192 acres of land and 42-65 kw Windmatic turbines. We completed our acquisition of the Windridge Generating Facility on February 16, 2006 and we expect the property, as currently configured, to generate gross revenue of approximately US$85,000 per year. The wind farm is currently operating at below its rated capacity and we are repairing the older turbines to increase electricity production.

Mesa Wind Farm-Located near Palm Springs, California, the Mesa Wind Farm consists of 396 acres of leased land and 460 Vestas 65kw wind turbines and has been in operation since 1984. We completed our acquisition of the Mesa Wind Farm on July 25, 2006. Our long-term goal is to negotiate a new lease and to redevelop the Mesa Wind Farm at an anticipated cost of approximately US$100 million. Subject to obtaining the necessary financing, we expect the property, as currently configured, to generate gross revenue of approximately US$5 million.

As described elsewhere in this annual report, we are currently parties to certain significant legal proceedings, including those initiated by Pacific Hydro. While we continue to defend ourselves in these proceedings, we may, if held liable, lose all or part of our interest in the Mesa Wind Farm. See "Legal Proceedings".

Wind Farm Development Projects

Windstar 120 MW Project-Between 2002 and 2005, we acquired 1,292 acres of land in the Tehachapi Pass Wind Park, which is considered by some industry experts to be one of the most favourable regions to develop wind energy. The Tehachapi Pass Wind Park is home to the largest concentration of wind power projects in North America, which together generate 1.4 billion kw of energy annually. We are seeking to acquire additional land in the area and currently have agreed to purchase an additional 77 acres for US$250,000. As described elsewhere in this annual report, we are currently parties to certain significant legal proceedings initiated by Pacific Hydro. Our rights to develop the Windstar 120 MW wind farm are dependent upon us succeeding in our defences and counterclaims in these legal proceedings. See "Legal Proceedings".

In order to develop the Windstar 120MW Project, we need to rezone and permit some of the property, secure transmission line capacity, complete the wind assessment report, complete environmental and geotechnical reports, plan the construction of roads and substations and erection of turbines, complete a detailed analysis of the cost and project feasibility and to purchase and install wind turbines. On March 8, 2005, we negotiated a power purchase agreement with Southern California Edison with respect to the electricity we would generate at the Windstar 120MW Project, and we must commence delivery no later than December 31, 2008. Presently, we anticipate that we will require US$240 million to construct the project. On March 16, 2007, the Federal Energy Regulatory Commission ("FERC") issued an order which granted us the right to access transmission facilities owned by the Sagebrush Partnership to provide up to 120 MW of electricity on the Sagebrush line. This order is currently being appealed by a member of the Sagebrush Partnership.

Grand Manan Project -Through our wholly owned subsidiary, Eastern Wind Power Inc. ("Eastern Wind"), we leased 4,500 acres of land on Grand Manan Island off the coast of New Brunswick, Canada. Development of the 20 MW Grand Manan Project began in 2003 and we commenced construction on some of the access roads on the property. The lease agreement required us to commence construction before October 31, 2006 and the power purchase agreement required that the project be completed by October 31, 2006. On October 31, 2006, we discontinued operations and have written off all capitalized costs related to the project and provided for all future costs related to the termination of the project. We currently owe a third party $200,000 which was provided as security to a lending institution for a letter of credit to New Brunswick Power. Upon the termination of the project, the security was realized by the lending institution. At October 31, 2006, we wrote off our investment in the capitalized construction-in-progress and capital assets totalling $936,084. In the last quarter of the year ended January 31, 2007, we made a further write-down of capitalized costs on this project bringing the total amount written off to $1,149,339.

Minority Interests in Other Wind Farms

Steel Park 15 MW Project-We own a 49% interest in Steel Park LLC that was established to develop a 15 MW facility near Kingman, Arizona with Pacific Hydro. In September 2006, Pacific Hydro advised us that they did not wish to proceed with the project. On April 11, 2007, Arizona Public Service advised us that they had cancelled the power purchase agreement. We have subsequently submitted a bid to the Arizona Public Service for a new agreement and are awaiting their decision. Costs capitalized toward the development of this wind farm were written off as at January 31, 2007. Costs written off totalled $4,924,606.

The project, if completed, would comprise 1,128 acres of land that we acquired in December 2006 at a cost of US$1,638,746. A significant part of the permitting and zoning and geotechnical work has been completed. See "History-Developments after January 31, 2006" under Item 4 for a discussion of the financing arrangements relating to our Turbine Supply Agreement.

There can be no assurance that we will raise the necessary capital on terms acceptable to us or at all, or that we will be able to successfully complete the projects we currently have in development or redevelopment, or even commence these projects by the applicable deadline.

History

We were incorporated as 556953 B.C. Ltd. on January 5, 1998 by filing, for registration, the Articles of Incorporation and Memorandum as required under the Company Act of British Columbia. On March 2, 1998, we changed our name to Minera Cortez Resources Ltd. On January 24, 2002, we changed our name from Minera Cortez Resources Ltd. to our current name, Western Wind Energy Corp, which reflected the change in our business focus from a mineral exploration company to our present activities. As a result of the introduction of the British Columbia Business Corporations Act ("BCBCA") replacing the Company Act (British Columbia), all British Columbia companies were required to "transition" into the BCBCA on or before March 30, 2006. On July 23, 2004, we "transitioned" under the BCBCA. As part of the "transition", the shareholders approved our new Articles of Incorporation.

Our registered and records office is located at Suite 1925-700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1. Telephone: (604) 688-6775. Our business address is 632 Foster Avenue, Coquitlam, British Columbia, V3J 2L7. Our web site is www.westernwindenergy.com.

Developments during the year ended January 31, 2006

On March 8, 2005, we executed a 20-year power purchase agreement with Southern California Edison for the purchase of up to 120MW of wind-generated electrical energy from the Windstar 120 MW Project, as described under the heading "Wind Farm Development Projects".

On June 30, 2005, we entered into an agreement with Windridge Inc. and Mr. Joel Brust, as sellers, to acquire the Windridge Generating Facility. Pursuant to this agreement, we also were assigned the rights and obligations of a power purchase agreement with Southern California Edison for the production and sale of up to 4.5 MW of electricity. The purchase price was US$825,000, of which US$550,000 was paid in cash and US$275,000 was paid by the issuance of a two-year convertible promissory note due on February 17, 2008 secured by a first mortgage on the Windridge real estate. The note is convertible into our common shares at a price of US$1.40 per share, and is redeemable by us by payment of the outstanding amount on 30 days' notice. Interest, at a rate of 8% per year compounded quarterly, is payable annually on the principal balance of the note. If the note is converted, any accrued but unpaid interest is also converted into our common shares at a price equal to the closing price of our common shares as at the day the note is converted.

On October 18, 2005, Pacific Hydro, an Australian renewable energy company, invested $1 million in our company by acquiring 666,667 units at a price of $1.50 per unit. Each unit was comprised of one common share and one share purchase warrant entitling Pacific Hydro to acquire an additional share of our company at a price of $1.60 per share for a period of two years from the date the warrants were issued. On October 20, 2005, we entered into an Exclusivity Deed with Pacific Hydro pursuant to which we were restricted from procuring alternative financings and under which we granted Pacific Hydro an exclusivity period while they conducted their due diligence for future potential financings. It also provided for a "put option" under which we could be required to repurchase a portion of Pacific Hydro's shareholdings in the event that Pacific Hydro was not approved as a "control person" at the Annual General Meeting held on September 25, 2006. Our shareholders ultimately did not approve of Pacific Hydro becoming a "control person".

After the first private placement, Pacific Hydro invested an additional $8 million in our company pursuant to subscription agreements by acquiring, in two subsequent separate transactions, an additional 5,333,334 units, each unit comprised of one share and one share purchase warrant at a price of $1.50 per unit. In the second transaction, closed on January 5, 2006, Pacific Hydro acquired an additional 1 million units. In the third transaction, which closed on January 31, 2006, Pacific Hydro acquired the final tranche of 4,333,333 units. Each unit was comprised of one common share and one share purchase warrant entitling Pacific Hydro to acquire an additional common share of our company at a price of $1.60 per share. The share purchase warrants issued in each of the transactions expire on the second anniversary of the issue date of such warrant.

As a result of these financings, Pacific Hydro acquired ownership or control over approximately 26% of our issued and outstanding common shares and, as such, was deemed to be a "control person" of our company. In accordance with the requirements of the TSX Venture Exchange, shareholder approval is required when a person acquires 20% or more of a listed company's voting securities. As such, Pacific Hydro's acquisition of 4,333,333 units in January 2006 was subject to shareholder approval at our annual general and special meeting which was to be held on September 25, 2006. Pacific Hydro agreed, in the interim, not to vote any more than 19.99% of its holdings. At the meeting, our shareholders did not approve the creation of a "control person". As a result, Pacific Hydro commenced a legal action relating to the Exclusivity Deed requiring us to redeem 4,333,333 shares at a price of $1.50 per share. We filed a statement of defence claiming that the subscription agreement relating to the acquisition did not provide for any redemption and that, except as specified otherwise, the subscription agreement replaced any verbal or written agreements relating to the share purchases prior to the subscription agreement.

In connection with Pacific Hydro's investment, the parties entered into an Alliance Agreement on January 27, 2006 to co-develop certain wind farm properties. There has been significant disagreement regarding the interpretation of the Alliance Agreement. Pacific Hydro has commenced a legal action against us and is claiming, among other things, a unilateral right to participate in joint ventures with us for the development of wind farms in Kern and Riverside Counties, California. We believe that we have the right to sell the real estate or to use the real estate as security for loans. In addition, we believe that any participation in the development of potential wind farms is contingent upon our mutual consent with Pacific Hydro and the negotiation of a definitive joint venture agreement. See "Legal Proceedings" under Item 8 of this annual report.

Developments after January 31, 2006

In February 2006, our common shares were approved for quotation on the OTC Bulletin Board. Due to our failure to file this annual report on a timely basis with the SEC and within the grace period established by the NASD, effective September 22, 2006 our shares are no longer eligible for trading on the OTC Bulletin Board. With the filing of this annual report and our 2007 annual report, we will commence discussions with a market maker to apply to have our common stock quoted on the OTC Bulletin Board. Even if we are successful in locating a market maker, there can be no assurance as to if and when our securities will be eligible for quotation on the OTC Bulletin Board. Furthermore, if we continue to file late reports with the SEC, our securities may become ineligible for quotation on the OTC Bulletin Board for a period of one year or longer.

On February 17, 2006, we completed the purchase of the Windridge Generating Facility including 192 acres of land, 43 wind turbines, collection system and substation. Pursuant to the purchase agreement, we were assigned the rights and obligations of a power purchase agreement with Southern California Edison for the production and sale of up to 4.5 MW of electricity. The purchase price was US$825,000, of which US$550,000 was paid in cash and US$275,000 was paid by the issuance of a two-year convertible promissory note secured by a first mortgage on the Windridge real estate. The note is convertible into our common shares at a price of US$1.40 per share, and is redeemable by us by payment of the outstanding amount on 30 days notice. Interest, at a rate of 8% per year compounded quarterly, is payable annually on the principal balance of the note. If the note is converted, any accrued but unpaid interest is also converted into our common shares at a price equal to the closing price of our common shares as at the day the note is converted.

On March 20, 2006, we entered into a Turbine Supply Agreement with Mitsubishi Power Systems to acquire fifteen 1MW wind turbines for the Steel Park 15 MW Project. Prior to the agreement, we made certain turbine reservation payments to Mitsubishi. On April 26, 2006, the agreement was assigned to Steel Park LLC and Pacific Hydro provided a letter of credit for the balance of the payments which, in turn, was secured by means of a first charge on the wind turbines and a charge on our capital account in Steel Park, LLC. The turbines were delivered to the US in October 2006 and were placed in storage. Since Pacific Hydro decided not to complete the Steel Park 15 MW project, we anticipate that Steel Park LLC will be wound up and the proceeds of dissolution with be distributed to its members. We have written off our investment in wind turbines of US$3,300,000 and all other costs related to the development of the Steel Park 15 MW Project. The write off totalled $4,924,606.

On April 28, 2006, we obtained an order from FERC requiring the Sagebrush Partnership to grant us access to their transmission line in the Tehachapi Pass Wind Park which connects to Southern California Edison's transmission systems. FERC also ordered the parties to negotiate and enter into a transmission agreement. The Sagebrush Partnership appealed the decision. On August 14, 2006, FERC ordered the parties to negotiate, within 30 days, the terms of an agreement to permit us to use the Sagebrush transmission line. This 30-day deadline was extended to 60 days. On March 15, 2007, FERC confirmed that the granting of transmission capacity to us is subject to a 33MW power project that is being planned by one of the Sagebrush Partners. The parties are to provide a copy of the transmission and interconnection agreement within 30 days for FERC approval. On May 17, 2007, FERC agreed to hear an appeal by one of the Sagebrush Partners.

On July 25, 2006, we entered into an agreement to acquire the common shares of PAMC Management Corporation ("PAMC"), which leases 396 acres of land near Palm Springs, California from the Bureau of Land Management and which owns the Mesa Wind Farm. The lease expires on January 26, 2013. We have also acquired the rights and obligations to a Reformed Standard Offer 1 power purchase agreement that PAMC entered into with Southern California Edison. The power purchase agreement expires on June 22, 2010. The Mesa Wind Farm is equipped with 460 Vestas 65kw wind turbines that have been in operation since 1984.

The purchase of PAMC was financed by a loan of US$13.4 million from Pacific Hydro with interest at LIBOR plus 6%, which became due on December 31, 2006. Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation ("MWP"), our subsidiary that owns the Mesa Wind Farm, to Pacific Hydro. We filed a Statement of Defence, alleging that Pacific Hydro had interfered with our ability to obtain financing to repay the loan. We also sought the right to repay the loan within 180 days after the settlement of other lawsuits with Pacific Hydro.

During September 2006, we were notified by Pacific Hydro that it did not wish to continue with the development of the Steel Park 15 MW project. As a result, we were not able to meet our deadline to complete the project by March 31, 2007. Arizona Public Service terminated the Power Purchase Agreement on April 11, 2007 as a result of the default. We have subsequently submitted a bid for a new agreement to the Arizona Public Service and are awaiting their decision. Costs capitalized toward the development of the Steel Park 15MW Project were written off as at January31, 2007. Costs written off totalled $4,924,606.

On October 31, 2006, the Grand Manan 20 MW wind energy facility was not completed and New Brunswick Power terminated the PPA. The $200,000 performance bond was called by New Brunswick Power and we have recorded the $200,000 as a liability. We have written off the capitalized construction-in-progress and capital assets totalling $936,084 in our October 31, 2006 quarterly consolidated financial statements.

On November 8, 2006, Pacific Hydro commenced the first of several legal actions to, among other things, require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro alleged that it had a put option pursuant to the Exclusivity Deed entered into on October 20, 2005. We filed a Statement of Defence and counter claim stating that the terms and conditions of the private placement were supplanted by the subscription agreements entered into by Pacific Hydro and which did not provide Pacific Hydro with any redemption right.

On December 5, 2006, we completed the purchase of 1,128 acres of land near Kingman, Arizona for the purchase price of US$1,638,746. We entered into a US$825,000 mortgage with the vendor that is payable with interest at 7% per year. The spouse of an officer and director advanced to us the sum of $630,000 as a portion of the down payment. This advance bears interest at LIBOR plus 5.98% per year and matures on November 30, 2008. In addition, we agreed to pay a bonus of 146,500 shares at a deemed price of $0.86 per share as compensation for the loan. The mortgage was reduced to US$412,500 by means of an advance from another significant shareholder. This advance bears interest at 12% per year and is due on May 28, 2009. Subject to approval by the TSX Venture Exchange, and in accordance with their policies, it is our intention to issue bonus shares to the lender. The balance of the mortgage is due on December 6, 2007.

On December 19, 2006, Pacific Hydro commenced further legal action relating to the Alliance Agreement to prevent us from selling, developing, leasing or using the land in Tehachapi, California as security for a loan. We filed a Statement of Defence claiming that the Alliance Agreement related solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development was subject to the mutual agreement of the proposed development by both parties.

On June 8, 2007 we announced that we have entered into negotiations to settle all outstanding litigation with Pacific Hydro. The settlement is subject to the parties agreeing on all relevant terms and the preparation of formal settlement documents. There is no guarantee that the settlement discussions will result in a satisfactory settlement or any settlement at all.

On June 8, 2007 the British Columbia Securities Commission issued a temporary Management Cease Trade Order prohibiting certain of our directors, officers and insiders from trading in the securities of our Company because of our failure to file, within the prescribed period of time, our audited financial statements for the year ended January 31, 2007. This restriction will remain in place until our regulatory filings are brought up to date.

On July 9, 2007 Michael G. Wystrach and Grace W. Wystrach, US citizens, commenced a legal action against us in British Columbia alleging damages in the amount of $351,000 for breach of a lease agreement we entered into respecting certain land in Arizona. Management believes that the plaintiffs' allegations are without merit. We will be filing a statement of defence.

Other Historical Information

In addition to the matters described above, our principal acquisitions during the previous three financial years have been our acquisition of various parcels of land upon which we will develop our wind farms. We have made land acquisitions in Arizona, totaling 360 acres near Springerville, for which we paid US$106,000, 440 acres near Kingman, for which we paid US$121,000 and US$15,000 for a small land holding.

4.B. Business Overview

Introduction

During the last five fiscal years, we did not generate any revenues. We will require significant amounts of additional capital in order to develop our properties and upgrade and redevelop our two operating wind farms before we will generate any significant revenue. There can be no assurance that we will be able to raise additional debt or equity capital on terms acceptable to us or at all.

Commencing with the close of our acquisition of the Windridge Generating Facility on February 16, 2006, we are generating revenues of approximately US$85,000 per year. After the purchase of the Mesa Wind Farm, we expect to generate additional revenues of approximately US$5.0 million per year. There can be no assurance that these facilities will continue to produce revenue at that rate, since some turbines are taken offline as we repair them and upgrade the facility. The Mesa Wind Farm is also the subject matter of litigation from Pacific Hydro which, if successful, could result in the transfer of ownership of the Mesa Wind Farm to Pacific Hydro.

In addition to operating and upgrading the Windridge Generating Facility and closing the acquisition of the Mesa Wind Farm, we have devoted substantial efforts to the development of the Windstar 120 MW Project, and the Steel Park Project. We are also continuing to expand our land holdings in Tehachapi Pass Wind Park and in Arizona to accommodate the development of our proposed wind projects. We are also seeking to acquire existing, older wind farms, which management believes, can be redeveloped on a profitable basis and will generate cash flow prior to redevelopment. There can be no assurance, however, that we will be able to identify any suitable properties or, if identified, that we will be able to acquire any such properties on terms acceptable to us.

California

The development of the Windstar 120 MW and the operation and redevelopment of the Windridge Generating Facility are conducted through our wholly owned subsidiary Aero Energy, LLC ("Aero Energy").

Windridge Generating Facility

We completed our acquisition of the Windridge Generating Facility on February 17, 2006, the principal terms of which are described above. The purchase price was US$825,000, of which US$550,000 was paid in cash, pursuant to a loan from a significant shareholder. The loan carried an interest rate of 8% per year and the related party received a bonus of 82,500 common shares valued at $1.60 per share. Subsequent to the year end, the loan from the shareholder and accrued interest was repaid in full. The 2 year convertible note, secured by a first mortgage on the property, remains outstanding.

We are in discussions with Southern California Edison to enter into a new power purchase agreement to repower the existing 4.5 MW of electricity from the Windridge Generating Facility. After, we have completed the facility upgrade, Southern California Edison has advised us to apply for 4.5 MW of transmission capacity and to request an amendment to the power purchase agreement to provide for the increased electricity production. In connection with our upgrade plans, we have engaged Southern California Edison to complete a system impact study that will determine the available capacity on its transmission lines.

Windstar 120 MW Project

Through Aero Energy we own 1,292 acres of land in the Tehachapi Pass Wind Park and are contracted to purchase a further 77 acres for US$250,000. We have placed US$25,000 in trust pending closing of the acquisition and will require a further US$50,000 on closing. The balance is being paid by a vendor takeback mortgage of US$175,000 repayable by a payment of $100,000 in one year from closing and $75,000 two years from closing. We continue to purchase property in Tehachapi since it is considered to be one of the most favorable regions in North America in which to develop wind energy. California's electricity rates are among the highest in the United States and it has mandated to supply 20% of its total retail electrical sales from renewable resources by 2010. The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in the Tehachapi Pass Wind Park. In the Tehachapi Pass Wind Park, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy in the area. Capacity factors in the Tehachapi Pass Wind Park are in excess of 40% using modern wind turbines.

On March 8, 2005, we negotiated a power purchase agreement with Southern California Edison to supply the electricity generated from the Windstar 120 MW Project, pursuant to which we must commence delivery of electricity no later than December 31, 2008. The contract is subject to us acquiring turbines at specified prices and the pricing provisions of the contract may be adjusted upwards if turbine prices increase. The projected cost to construct the project is estimated, at this time, to be approximately US$240 million. We currently do not have the funds for construction and there can be no assurance that we will be able to obtain the necessary funds on terms acceptable to us or at all.

On February 16, 2006, Aero Energy petitioned FERC to require the Sagebrush Partnership, a private entity that owns transmission facilities in the Tehachapi Pass Wind Park, to provide transmission access to us for 50 MW to 120 MW of capacity. The United States Federal Power Act requires that qualifying transmission facilities provide access to public utilities and small independent power generators, such as us, at costs that the qualifying facilities charge themselves for transmission. We received a favorable order on April 28, 2006, and for which the parties each sought from FERC further clarification. We received a final order on March 15, 2007 that grants us 120 MW of transmission capacity. If we are unable to obtain access to the Sagebrush Transmission Facility, Southern California Edison may provide us access to a new transmission line that it plans to construct and complete by 2012. If it is necessary to use the new transmission line, we would not be able to deliver electricity from the Windstar 120 MW Project until the new line is completed and there can be no assurance as to when it will be completed or how much capacity we will be able to utilize on the line. On May 16, 2007, a Sagebrush Partner appealed the FERC ruling and FERC granted a rehearing of its order.

In connection with the power purchase agreement relating to the Windstar 120 MW Project, we obtained a letter of credit in favor of Southern California Edison, which has been increased to US$1 million. We secured the letter of credit with a cash deposit at the issuing bank. The initial US$500,000 letter of credit was financed by the spouse of an officer and director who provided security for the letter of credit. Consideration for the transaction included a fee of 12% of the undrawn balance of the letter of credit and a bonus of 83,290 common shares at a deemed price of $1.50 per share.

Pacific Hydro filed a statement of claim in November 2006 claiming that the Alliance Agreement granted them the right to participate in developments in Riverside County and Kern County, California where the Windstar 120 MW is located and prevents us from selling or using the real estate for securing financing. We filed a Statement of Defence that claims that we have the right to secure loans or sell the real estate and that any rights granted to Pacific Hydro pursuant to the Alliance Agreement are subject to, in each instance, the negotiation of a definitive joint venture agreement.

On June 8, 2007 we announced that we have entered into negotiations to settle all outstanding litigation with Pacific Hydro. The settlement is subject to the parties agreeing on all relevant terms and the preparation of formal settlement documents. There is no guarantee that the settlement discussions will result in a satisfactory settlement or any settlement at all.

Mesa Wind Farm

We acquired the Mesa Wind Farm indirectly through our subsidiary Verde Resources Corporation ("Verde Resources"). The Mesa Wind Farm has historically generated approximately US$5.0 million in revenue per year. Consideration payable for the Mesa Wind Farm was US$13.4 million and was financed by Pacific Hydro, pursuant to a short-term loan of US$13.4 million. We will need to raise additional capital through a debt or equity offering in order to repay this loan. There can be no assurance that we will be able to raise such additional capital on terms acceptable to us or at all. The loan was due on December 31, 2006, or, if Pacific Hydro elected to participate in a private placement offering of our equity securities, ten days after our shareholders approved such participation. The participation by Pacific Hydro was approved by our shareholders, but Pacific Hydro elected not to participate in a private placement to repay a portion of the loan. In November 2006, Pacific Hydro commenced a legal action to have our interest in the Mesa Wind Farm transferred to Pacific Hydro. In our Statement of Defence, we claim that Pacific Hydro, by its actions, has interfered with our ability to raise debt and equity financing to repay the loan and demanded the right to repay the loan 180 days after Pacific Hydro agrees to terminate its law suits. See "Legal Proceedings" under Item 8 of this annual report.

The cash flow that will be generated by the project depends upon the electricity production and the short-run avoided cost paid by Southern California Edison. Avoided cost is the marginal cost for the same amount of energy acquired through another means such as construction of a new production facility or purchase from an alternate supplier. Short run avoided cost refers to avoided cost calculated based on energy acquisition costs plus ongoing expenses.

Since the wind farm has older turbines, the wind farm will require more maintenance than a new wind farm. We engaged Airstreams LLC, an experienced wind farm operations and maintenance company, to review the operations of the wind farm and to provide a schedule of recommended maintenance that will permit us to maximize the cash flow generated by the wind farm. We intend on investing approximately US$600,000 in repairs and major overhauls of the wind turbines within a period of nine months. After the remediation of the wind turbines is completed, we expect to generate net cash flow of US$2.5 million per year, but there can be no assurance as to our ability to generate that level of revenue because it depends on the success and speed of our repair and overhaul program, wind patterns and the rates paid by Southern California Edison which, in turn, are dependent on its overall energy costs.

New Brunswick, Canada

We operate in New Brunswick, Canada through Eastern Wind Power Inc.

Grand Manan Project

In 2002, Eastern Wind Power entered into a thirty year lease for 4,500 acres of land on Grand Manan Island off the coast of New Brunswick. The lease required the payment of royalties of 1.55% of actual sales revenue for the first three years after the commencement of operations at the wind farm. The royalty rate increased to 2.5% beginning in the twelfth year until the end of the term. The royalty rate was increased, effective in 2004, by an additional by 0.5%.

The development of our wind farm in New Brunswick commenced in the 2003 fiscal year. Eastern Wind Power has completed the permitting and zoning of the property, as well as environmental, geotechnical and wind studies. The construction of access roads was also commenced. We retained Neill and Gunter, a Fredericton-based electrical consulting firm, to review the construction costs of the facility. The estimated cost to construct the project has increased to $46 million due to certain construction delays.

On September 29, 2004, Eastern Wind Power entered into a 20 year power purchase agreement with New Brunswick Power for the sale of up to 20 MW of wind-generated electrical energy. We proposed to amend the terms of the power purchase agreement to extend the deadline by which the project must be commissioned from October 31, 2006 to November 30, 2007 and to amend certain other terms, including the purchase price for the electricity. The extension proposal was turned down by New Brunswick Power. We provided a performance bond of $200,000 that was forfeited because of Eastern Wind Power's failure to commission the project by October 31, 2006. As a result, we owe $200,000 to a third party who provided security for the performance bond.

As at October 31, 2006, we discontinued operations in New Brunswick and all costs related to the Grand Manan Project have been written off and all liabilities related to the abandonment have been accrued.

Arizona

We have acquired assets for development of the Steel Park 15 MW Project and other opportunities in Arizona through our wholly-owned subsidiary Verde Resources. As at January 31, 2006, Verde Resources owned 800 acres of land and had two full time consultants and one part time project manager. Subsequent to January 31, 2006, Verde has reduced its full time consultants to one and retained the other consultant on a part-time basis.

Steel Park 15 MW Project

On December 5, 2005 we entered into an agreement to purchase 1,128 acres of land near Kingman, Arizona for US$1,585,000, payable as follows:

    US$105,000 was paid upon execution of the agreement;

    US$105,000 was paid prior to the June 5, 2005 payment date; and

    US$1,375,000 which is due the earlier of:

      December 5, 2006; and

      prior to commencement of construction at the site.

The purchase agreement was renegotiated in November 2006 and the land was purchased on December 5, 2006 for US$1,638,746. The purchase was financed by cash and a US$825,000 vendor takeback mortgage with interest at 7%. The mortgage has been reduced to US$412,500, which is due on December 6, 2007.

In addition, we have a lease for 14,888 acres of land adjacent to the Steel Park property from the Bureau of Land Management, with a view to constructing a wind farm capable of producing up to 250 MW of electrical energy. We plan on carrying out environmental and wind assessments on the property to determine the preliminary feasibility of building a wind farm.

On May 4, 2004, we negotiated a power purchase agreement with Arizona Power Service for the sale of 32,193,000 kWh's of electricity per year at a fixed rate, plus annual adjustments for inflation. Any excess electricity would be purchased at the spot price based on the Dow Jones Firm Palo Verde On-Off Peak Index and green credits would be sold to Arizona Power Service at a price to be agreed upon. The agreement was subsequently verbally amended to provide for the commencement date of March 31, 2007, a term of 15 years, and that the prices paid by Arizona Power Service be increased to reflect the increased cost of construction and the turbines. On April 11, 2007, Arizona Public Service terminated the power purchase agreement. We have subsequently submitted a bid for a new agreement and are awaiting their decision.

In September 2006, Pacific Hydro advised us that it did not want to proceed with the development of the Steel Park 15 MW Project. As a result, we are reviewing our options and are uncertain as to if and when the project will be completed.

In the interim, we completed a satisfactory environmental assessment of the property and have obtained approval to re-zone the property to permit us to develop a wind farm. Two anemometer towers have been erected on the property. The wind data will be correlated to long term data collected from other anemometers that we have erected near Kingman, Arizona.

The cost to complete the project is estimated to be approximately US$29 million, subject to receipt of bids from contractors. The wind turbines for the project were delivered to the US and are currently in storage. The purchase of the turbines was financed by payments both from us and from Pacific Hydro. We granted Pacific Hydro a security interest in our capital account in Steel Park, LLC and agreed to Pacific Hydro having a security interest in the wind turbines. At this time, the financial terms of the dissolution of Steel Park LLC have not been agreed upon. We have written off our capital account in Steel Park, LLC and all of our investment in the Steel Park 15 MW Project. At January 31, 2007, we wrote off $4,924,606 relating to the Steel Park 15 MW Project.

We currently do not have the necessary capital to complete the Steel Park 15 MW Project without debt and equity financing to fund the construction and development costs.

Key Factors

Our ability to grow our business is dependant upon our ability to locate sites suitable for the development of wind farms and older wind farms that may be redeveloped profitably. In addition to securing sites, we need to enter into power purchase agreements with local utilities, which is dependent on the needs of such utilities for alternative energy sources, clean energy and credits for use of clean energy. This is very much driven by regulation. We must also successfully negotiate access rights to power transmission lines so that we may deliver the energy we produce.

The key costs we incur are site development costs, engineering costs, the cost to purchase turbines, the cost to construct roads, to install interconnection and collection systems, to build wind turbine foundations, and other erection costs. As a small producer, it is difficult for us to purchase wind turbines at favorable rates and, in certain instances, our larger competitors may have committed to purchase available turbines.

Our ability to complete projects on a timely basis is dependent on our ability to hire and retain the appropriate consultants and engineers, coordinate the construction and acquire wind turbines. We do not have sufficient capital resources to complete any of these projects and we must secure significant additional resources in able to complete any of our pending projects, let alone commence new ones. There can be no assurance that we will be able to do so on terms acceptable to us or at all. If we fail to complete projects in a timely manner, some or all of our existing power purchase agreements may be terminated.

Once our wind farms are operational, we will be dependant on sufficient wind to generate electricity. Wind speed varies in different regions and during different seasons. In the Western United States for example, wind speed is higher in the spring, fall and winter as compared to the summer. In New Brunswick, wind speed is higher in the fall and winter, as compared to the spring and summer. Also, some of our power purchase agreements provide for pricing based on overall energy costs. If oil and gas costs decrease, we may generate less revenue than anticipated.

Background of Wind Energy Industry

According to the American Wind Energy Association, wind energy was the world's fastest growing energy source during most of the 1990s, expanding at annual rates ranging from 25% to 35%. The major contributing factors to this growth are international concern about global warming and environmental degradation, interruptible and finite supplies of fossil fuels, perceived problems associated with nuclear power, a desire to attain energy independence, population growth, government incentives to develop renewable energy projects and, generally, a significant increase in demand for energy. Growth in the industry continues and, as at January 2007, there were over 76,000 MW of wind turbines installed globally compared to 28,113 MW in 2003.

Turbine technology has evolved significantly since the 1980's, eliminating much of the technological risks that may be associated with other less developed renewable power technologies. Wind turbines are larger and capable of generating electricity in a variety of wind regimes.

Wind generated electricity is also subject to the availability of land that has sufficient wind resources for the development of wind energy facilities and that are not close to residential real estate development or subject to any environmental or archeological concerns. The land must also be situated close to transmission facilities and be located in regions that have high electricity prices.

Although the cost to produce clean, reliable, renewable energy is becoming more competitive with traditional fossil fuel sources, it generally remains more expensive to produce and the reliability of supply less consistent. Deregulation and consumer preference are becoming important factors in increasing the development of alternative energy projects. Management believes that governments and consumers recognize the importance of renewable energy resources in the energy mix, and are facilitating the implementation of wind and other renewable technologies through renewable portfolio standards and revenue and tax incentives.

International treaties and protocols, such as the Kyoto Protocol, have made a significant impact on the development and implementation of renewable energy technologies. Certain countries and regions also have established emission trading programs. Under emission trading programs, utilities and factories are permitted to produce a certain level of emissions. If such an entity produces less emissions than its allotment, the entity may sell its excess allotment to people who exceed their emissions allotment. To date, these mechanisms are at an early stage of development within the United States and Canada. Credit trading provides the potential for creating additional income for renewable energy producers, rationalizing of electricity prices for utilities and reducing the overall retail price for green power.

Deregulation

In the United States, many state governments have amended their utilities regulations and have "deregulated" electrical markets. Among other things, deregulation allows consumers to purchase their electricity from the source of their choice, requires utilities to purchase electricity from independent power producers and to offer transmission to independent power producers at a reasonable cost.

In Arizona, access to the electricity market has been established through Arizona's Retail Electric Competition Rules which, in management's opinion, provide a favourable environment for renewable energy generators. Electricity producers are subject to the Federal Public Utilities Regulatory Policies Act ("PURPA") and state regulations. In addition, energy producers must also meet standards set by the Arizona Corporations Commission (the "ACC").

In California, deregulation legislation, such as the Assembly Bill 1890 and the Renewable Energy Program, were implemented in the mid-1990's to encourage the development of renewable electricity generation projects through various incentives. In addition, Assembly Bill 995 and Senate Bill 1038 were passed to further facilitate the development of renewable resources.

The Energy Act of 2005 provided further benefits to independent power producers by requiring transmission companies to provide access to third parties at a reasonable cost and extending the Production Tax Credit to 2007.

In Canada, there has been significant effort by all levels of government to promote wind energy generation. Programs such as the Wind Energy Research and Development Program advertised by Natural Resources Canada (a federal government department specializing in the sustainable development and use of natural resources, energy, minerals and metals, forests and earth sciences) in addition to certain favorable tax incentives, have all been adopted to facilitate wind energy development. In New Brunswick, New Brunswick Power has started allowing private power producers to access their transmission lines to sell power to large wholesale customers. Under the Action Plan for Climate Change 2000, New Brunswick Power has stated that it wishes to supply green energy to Government of Canada buildings, and it is currently in discussions with the federal Department of Supply and Services to achieve this objective.

Management believes that the increasing amount of deregulation and governmental incentives in our industry, in both the United States and Canada, should have a positive long-term effect on our business and the wind energy industry in general.

Competition

In the markets in which we conduct our business, we will be competing with many energy producers including electrical utilities and large independent power producers. There is competition from fossil fuel sources such as natural gas and coal and other renewable energy sources such as hydro, geothermal and solar. The competition depends on the resources available within the specific markets. California is highly competitive within the wind industry since wind is a major source of electricity for the state. Wind developers compete for leased and owned land that have favorable wind characteristics, turbines and contractors and power purchase and transmission agreements as well as power purchase agreements with electrical utilities.

The markets in which we conduct our business, particularly Arizona and California, are serviced by large utilities-Southern California Edison, Arizona Power Service and Tucson Electric. All of these companies have non-regulated subsidiaries that develop generating facilities. In addition, utilities from other states and countries have established large wind energy generating companies, such as Florida Power & Light Company, enXco, Inc. and PPM Energy.

New Brunswick, Canada, another market where we have conducted business, is serviced by New Brunswick Power. The primary source of energy is derived from hydro-electric, oil and natural gas. To date, there are no operating wind farms in New Brunswick. While New Brunswick Power is actively seeking up to 400MW of wind generated electricity, our proposal was not accepted by New Brunswick Power.

4.C. Organizational Structure

We conduct our business through our wholly-owned subsidiaries, which are as follows:

    Verde Resources Corporation, which was incorporated in Arizona on August 8, 2001 and acquired by us on February 15, 2002;

    Aero Energy, LLC, which was incorporated on February 26, 2002 and acquired by us effective as of the date of incorporation of Aero;

    Eastern Wind Power Inc., which we incorporated on July 10, 2002 in the Province of New Brunswick, Canada;

    Mesa Wind Power Corporation, which we incorporated in Delaware and merged with PAMC; and

    Verde Resources Construction Corporation ("VRCC") which was incorporated in Arizona on July 25, 2006.

We conduct our business in Arizona through Verde Resources Corporation, our business in California principally through Aero Energy, LLC and our business in New Brunswick through Eastern Wind Power Inc. Mesa Wind Power Corporation operates the Mesa Wind Farm. VRCC was incorporated to act as general contractor in the construction of the Steel Park 15 MW Project.

The list below sets out, as of the date hereof, the relationship between us and each of our subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Shareholding
Eastern Wind Power Inc.	New Brunswick, Canada	100%
Verde Resources Corporation Verde Resources Construction Corporation	Arizona, USA Arizona, USA	100% 100%
Aero Energy, LLC	California, USA	100%
Mesa Wind Power Corporation	Delaware, USA	100%(1)

(1) Indirectly held through Verde Resources, which owns all of the shares of Mesa Wind Power Corporation

4.D. Property and Equipment

At January 31, 2006, we did not own any operating facilities. On February 17, 2006, we completed the acquisition of the Windridge Generating Facility and on July 25, 2006 we completed the acquisition of PAMC, which changed its name to Mesa Wind Power Corp. It owns and operates the Mesa Wind Farm.

As at January 31, 2006, our property and equipment assets were as follows:

	Acres	Cost	Accumulated Depreciation	Net Book Value
California
Land	1,062	$2,138,028	-	$2,138,028
Wind equipment		117,862	30,954	86,908
Office equipment and furniture		9,322	2,530	6,792
		2,265,212	33,484	2,231,728
Arizona
Land	800	315,378	-	315,378
Wind equipment		31,052	16,693	14,359
Office equipment and furniture		11,764	3,834	7,930
		358,194	20,527	337,667
New Brunswick
Wind equipment		99,327	33,357	65,970
Office equipment and furniture		12,904	4,705	8,199
Vehicle		13,431	3,020	10,411
		125,662	41,082	84,580
Head Office
Office equipment and furniture		18,843	6,091	12,752
Vehicle		19,255	1,925	17,330
		38,098	8,016	30,082
	1,862	$2,787,166	$103,109	$2,684,057

Tehachapi, California

From 2002 to 2006, we purchased 1,062 acres of land in Tehachapi, California for $2,138,028. We have erected meteorological towers costing $117,862 on some of these properties to assess the wind characteristics. We have also purchased computers and office equipment costing $9,322.

Since January 31, 2006, we have purchased an additional 230 acres of land for US$382,723 and entered into an agreement to purchase an additional 77 acres of land in California for US$250,000. The mortgages to finance the property acquisitions require monthly payments of US$5,159 including interest at rates from 6.5% to 8.0% and with maturities of 1.5 years to 7.5 years.

We also own the Windridge Generating Facility, which we acquired on February 17, 2006, for the purchase price of US$825,000. We granted a mortgage to the vendor of the Windridge Generating Facility to secure repayment of a promissory note in the amount of US$275,000.

The Windridge Generating Facility can be redeveloped at an estimated cost of US$7.2 million. After redevelopment, the Windridge Generating Facility will be capable of producing up to 4.5 MW of electricity. We have not commenced any detailed engineering or construction plans or determined how the project would be financed.

Palm Springs, California

Our subsidiary, MWP, leases approximately 440 acres of land near Palm Springs California, from the Bureau of Land Management. The lease expires on January 23, 2013, and the annual lease payments are approximately US$80,000 per year.

We granted to Pacific Hydro a security interest over the Mesa Wind Farm to secure repayment of a US$13.4 million loan from Pacific Hydro. The loan is currently the subject of a court action initiated by Pacific Hydro. See "Legal Proceedings" under Item 8 of this annual report.

Management believes that the Mesa Wind Farm can be redeveloped to produce up to 50 MW of electricity. As of the date of the annual report, we had completed certain environmental reports, preliminary wind assessments and financial assessments and have initiated procedures to enter into a new lease with the Bureau of Land Management. We have not completed any detailed engineering, construction or financial reviews. We intend to continue operating the existing wind farm until our redevelopment plans are approved by the Bureau of Land Management and a new lease is in effect.

New Brunswick

We leased 4,500 acres of land on Grand Manan Island, New Brunswick. The lease provided for payments based on the gross revenues generated by the facility. We completed the necessary environmental and transmission studies, permitting and zoning to construct a 20 MW facility. The estimated cost to construct the facility was $46 million. We intended to commence the construction work once we renegotiated the terms of a power purchase and transmission agreements with New Brunswick Power;once we negotiated a turbine supply agreement with a turbine supplier; and, if we obtained the necessary equity and debt financing to complete the project.

On July 5, 2007, we entered into a letter of intent with UPC Canada Wind, Inc. to sell the meteorological towers, environmental, engineering and wind data, land and permits for $250,000. The purchase price is to be paid as follows: (a) $75,000 upon execution of the letter (received); (b) if the initial due diligence period is extended beyond the initial 30 days provided in the letter, the purchaser will be required to pay $75,000; (c) one third of the remaining purchase price on the signing of the purchase agreement and (d) the balance on closing. In addition, UPC Canada Wind, Inc. will assume certain liabilities to be mutually agreed upon.

Arizona

In Arizona, we purchased 440 acres in Quail Springs, Arizona for US$121,000 ($172,073) and 360 acres near Springerville, Arizona for US$106,000 ($143,305). We erected meteorological towers on these properties and continue to assess the wind characteristics. At this time, the current price of electricity and the wind characteristics for the properties do not justify the development of the properties. If electricity prices should increase, and turbines are developed to function with lower wind regimes, we will review the feasibility of developing wind farms on these properties. We are also investigating other potential uses for these properties. The mortgage payable of US$37,424 was secured by a charge on 440 acres of land in Quail Springs, Arizona having an original cost of US$121,000. Subsequent to our year end, we retired the mortgage.

We purchased 1,128 acres of land near Kingman, Arizona for US$1,638,746 on December 5, 2006. As of the date of this annual report, we owe the vendor the sum of US$412,500, plus interest at 7% per annum which is due on December 6, 2007. The vendor has a first mortgage on the property as security for the US$412,500 owed. In addition, a significant shareholder who loaned us US$412,500 has a second mortgage on the property. We originally intended on using the property for the development of the Steel Park 15 MW Project and on developing the surplus real estate for commercial uses.

After Pacific Hydro's withdrawal from the project, we commenced a review to determine how we would be able to proceed with the completion of the project. We were unable to meet our commitment with Arizona Public Service to complete the project by March 31, 2007 and, at January 31, 2007, we wrote off our investment in the Steel Park 15 MW Project of $4,924,606. We have subsequently submitted a bid for a new agreement to the Arizona Public Service and are awaiting their decision. We have arranged an extension of the transmission agreement with Western Area Power Authority for one year. We have also completed engineering studies to assess our ability to connect our proposed wind farm to the Arizona Public Service's transmission system.

We have erected meteorological towers having a cost of $32,052 on our properties in Arizona and purchased office furniture and equipment for our office in Scottsdale for $11,754.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion and analysis of our financial condition and results of operations for the three financial years ended January 31, 2006, 2005 and 2004, should be read in conjunction with our consolidated financial statements and related notes included in this annual report as well as the risk factors described herein under the heading "Risk Factors" and elsewhere in this report. Our financial statements included in the annual report were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in this annual report to U.S. GAAP, see Note 21 to the financial statements.

Corporate Summary

We own an operating wind energy facility in the Tehachapi Pass Wind Park in California and a second operating wind farm located near Palm Springs, California. We are currently developing, or have interests in, wind energy projects in California and Arizona. We have purchased or leased land and carried out meteorological, environmental, geotechnical, permitting and zoning work to further the use of these properties for wind farms. On October 31, 2006, we did not complete the construction of the Grand Manan 20 MW Project and New Brunswick Power terminated the power purchase agreement. At that date, we wrote off our investment in the capitalized construction-in-progress and capital assets totaling $936,084. In the last quarter of the year ended January 31, 2007, we made a further write-down of capitalized costs on this project bringing the total amount written off to $1,149,339.

We are headquartered in Coquitlam, BC and we have branch offices in Scottsdale, Arizona and Bakersfield, California. Our common shares are listed on the TSX Venture Exchange under the symbol "WND", and were quoted, until September 22, 2006, on the OTC Bulletin Board under the symbol "WNDEF". Due to the late filing of this report, our common shares are no longer eligible for quotation on the OTC Bulletin Board but, upon filing of this annual report, will be working with a market maker to once again become eligible.

We operate through our five wholly-owned subsidiaries. Aero Energy, Verde Resources, VRCC, Eastern Wind Power and MWP.

From inception through the year ended January 31, 2006, in respect of which this annual report was prepared, we did not generate any revenues and we did not own any operating wind farms. Our entire focus has been on the acquisition of land for the development of wind farms, acquiring older wind farms that we believe can be upgraded and redeveloped on a profitable basis, the negotiation of power purchase agreements and turbine purchase agreements and the development of wind farms on acquired property.

Development Strategies

We develop and acquire sites or existing wind farms based on the following criteria:

  Availability of, and access to, transmission facilities;
  Satisfactory wind resources to justify a commercial wind energy facility;
  Permitting and zoning policies that allow wind farm development;
  Satisfactory environmental and archeological studies;
  Satisfactory terrain and geographic features that do not impede development;
  Regional support for renewable energy;
  Local political support for wind power development;
  Adequate incentives at the federal and state levels;
  High electricity prices; and
  Growing demand for electricity.

Development activities are carried out by our internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm.

Revenue Strategies

Revenue sources for wind farms in the US come from the sale of electricity, sale of green credits and the Federal Production Tax Credit. Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy. Green credits are a developing market that is expected, by industry experts, to evolve into a significant source of revenue. Federal production tax credits are a $0.020 per kWh federal tax credit, subject to adjustment for inflation, currently available to producers of wind energy.

Financing Strategies

We intend to raise capital through established institutional sources to finance the construction and operation of wind energy facilities; although no assurance can be given that we will be able to raise the required capital on terms acceptable to us, or at all. These financial sources are familiar with the operation of electrical generating facilities and their potential operating and construction risks. The amount of project debt that is available for a project depends upon the projected cash flow of the project, the existence of a long term power purchase contract with a utility or credit worthy company, the wind assessment report, the turbine supplier and the interest rates existing when funds are drawn down. We intend to raise equity to finance the development of projects using structures that will provide a reasonable return on equity on completion of the project and the highest leverage from project debt and provide for the greatest utilization of tax benefits.

As discussed in greater detail elsewhere in this annual report, Pacific Hydro invested $9 million in our company through private placements of 6 million shares and 6 million warrants exercisable within two years at $1.60 per share. Pacific Hydro presently owns approximately 23% of our common shares (approximately 26% at the time of acquisition). Pursuant to our five-year Alliance Agreement with Pacific Hydro, Pacific Hydro has the right to invest in certain of our projects on a joint venture basis. Pacific Hydro elected to develop our property in Arizona, the Steel Park Project, on just such a basis. As a result of a dispute with Pacific Hydro, the future of this project is uncertain and participation of Pacific Hydro in future projects is unlikely. Pursuant to another claim, Pacific Hydro claims to have the right to require us to repurchase 4,333,333 of their shares at a price of $1.50 per share. On June 8, 2007 we announced that we have entered into negotiations to settle all outstanding litigation with Pacific Hydro. The settlement is subject to the parties agreeing on all relevant terms and the preparation of formal settlement documents. There is no guarantee that the settlement discussions will result in a satisfactory settlement or any settlement at all. See "Legal Proceedings" under Item 8 of this annual report.

Critical Accounting Policies

Stock Based Compensation

We follow the Canadian Institute of Chartered Accountants' ("CICA") Handbook section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to our employees and directors require the application of the fair value method, as recommended by the CICA. All stock option awards granted to our employees and directors after January 31, 2002 have been accounted for using the fair value method.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of our common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of our securities.

Long-lived Assets Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset's carrying amount exceeds its fair value.

5.A. Operating Results
Selected Annual Information	January 31 2006	January 31 2005	January 31 2004
Total revenues	Nil	Nil	Nil
Income/Loss before discontinued Operations	($5,114,221)	($2,913,059)	($1,603,509)
Net income	($5,114,221)	($2,913,059)	($1,603,509)
Loss per share, basic and diluted	($0.30)	($0.21)	($0.15)
Total Assets	$12,347,093	$3,794,839	$3,300,913
Long Term Financial Liabilities	Nil	Nil	Nil

Summary of Quarterly Results	Total Revenues	Loss Before Discontinued Operations	Loss For The Quarter	Loss Per Share Basic and Diluted
January 31, 2006 (1)	Nil	($2,347,802)	($2,347,802)	($0.14)
October 31, 2005 (1) (2)	Nil	($1,249,085)	($1,249,085)	($0.07)
July 31, 2005 (1) (2)	Nil	($1,024,667)	($1,024,667)	($0.06)
April 30, 2005 (1)	Nil	($492,667)	($492,667)	($0.03)
January 31, 2005 (1)	Nil	($712,681)	($712,681)	($0.05)
October 31, 2004 (1)	Nil	($861,266)	($861,266)	($0.06)
July 31, 2004	Nil	($732,361)	($732,361)	($0.05)
April 30, 2004	Nil	($666,670)	($666,670)	($0.05)
January 31, 2004	Nil	($651,191)	($651,191)	($0.07)
October 31, 2003	Nil	($319,858)	($319,858)	($0.03)
July 31, 2003	Nil	($398,895)	($398,895)	($0.03)
April 30, 2003	Nil	($233,565)	($233,565)	($0.02)

(1) These amounts have been restated because subsequent to January 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2005 and 2006. For the year ended January 31, 2005, the calculation of stock based compensation omitted the issue of 250,000 stock options on September 2, 2004 with an exercise price of $1.40 per share. For the year ended January 31, 2006, the calculation of stock based compensation omitted the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

(2) July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter, were originally expensed in full during the third quarter. In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

Year Ended January 31, 2006 compared to January 31, 2005

We recorded no revenue in fiscal years 2006 and 2005.

Bonuses

At the Annual General Meeting held on July 22, 2005, our shareholders approved the payment of bonuses to Mr. Jeff Ciachurski of $700,000 and to Mr. Michael Boyd of $300,000, which bonuses were paid with 426,829 common shares and 182,930 common shares, respectively, valued at $1.64 per share. The shares are subject to an escrow agreement over the period from May 30, 2005 (the date of grant) to October 2007, as such $582,000 of the bonuses have been expensed in the year ended January 31, 2006, and the remainder, which totals $418,000 has been deferred and will be expensed in the years ending January 31, 2007, and 2008.

Our directors approved bonuses to Mr. Cash Long and Mr. Jeff Patterson, consultants to Aero Energy, totalling $505,353, which were paid by forgiving amounts owed to us by them in respect of subscriptions receivable and an investment deposit receivable.

Write off of Land Leases and Wind Data

We have written off the capitalized cost of the land lease for the Dolan Springs property located in Arizona and the cost of the wind data. The write off amounted to $726,000.

Stock Based Compensation

Other stock based compensation expenses decreased from $1,010,317 in fiscal year 2005 to $536,787 in fiscal year 2006. The decrease is attributed to the bonuses described above.

Financing Costs

Our financing costs increased from $72,500 in 2005 to $256,935 in 2006, primarily due to loan expenses for the Windridge Generating Facility. We issued 83,290 of our common shares valued at $1.50 per share in connection with a loan made by a significant shareholder in connection with the acquisition of the Windridge Generating Facility. We were required to provide a bond to Southern California Edison in respect of the Windridge Generating Facility. The bond was secured by a letter of credit for US$500,000 from a related party and we issued 82,500 common shares at a deemed price of $1.60 as consideration for providing the security to the bank that issued the letter of credit.

Interest and Bank Charges

Interest and bank charges increased from $13,132 to $120,812. The increase results from the loan from of a related party of US$550,000 which bears interest at 18% per year and we paid interest equal to 12% of the outstanding balance of the letter of credit to secure the Southern California Edison bond.

Write off of Advances Receivable

Eastern Wind Power wrote off advances receivable of $89,796 after we determined that the two directors and officers of EWP had taken consulting fees in excess of the agreed upon amounts for the 2005 and 2006 fiscal year. The account receivable from these officers and directors has been provided for, but we have commenced a legal action to recover the amounts owing.

Communications

The communications expenses, including investor relations, web site and print design, increased from $106,775 in 2005 to $283,664 in 2006. During the year, we engaged consultants to provide introductions to retail and institutional investors, to enable us to obtain financing through private placements, and other consulting services. The consultants' fees were paid in cash.

Foreign Exchange Losses

We incurred foreign exchange losses primarily from funds deposited in US dollars less foreign exchange gains on our debt due in US dollars. During the year, the US dollar exchange rate declined from a high of $1.27 to $1.14 at January 31, 2006.

Regulatory Fees

Regulatory fees increased from $28,844 in 2005 to $93,029 in 2006. The increase is attributed to the private placements completed during the 2006 fiscal year and other transactions that required the filings be made with the TSX Venture Exchange.

Project Costs

Project costs declined from $226,805 in 2005 to $150,772 in fiscal year 2006. In fiscal year 2006, our project efforts largely related to early construction related activities for the Grand Manan 20 MW Project, Steel Park Project and the Windstar 120 MW Project, which costs were capitalized.

Professional Fees

Professional fees increased from $246,393 in 2005 to $397,392 in fiscal year 2006. The increase results from higher audit fees, professional fees related to business transactions and tax compliance and planning costs.

Consulting and Directors' Fees

Consulting and directors' fees increased from $457,127 in fiscal year 2005 to $539,706 in fiscal year 2006. The increase is partly due to the hiring of a chief financial officer.

Income Taxes Provision

Our US subsidiaries are required to pay state franchise taxes. The provision for franchise taxes of $11,919 is for franchise taxes that accrued for the last five years.

We completed fiscal year 2006 with cash of $5,922,795 compared to $31,531 as at January 31, 2005. During the year, we had a loss of $5,114,221 compared to a loss of $2,913,059 in the previous year. The increase in our loss is primarily due to bonuses totalling $1,087,353 that were paid by the issuance of common shares and the forgiveness of receivables, communication costs of $283,664, financing costs of $256,935 and interest costs of $120,812 related to the loan to purchase Windridge and security for a US$500,000 letter of credit, and the write-off of an intangible asset and deferred charge totalling $726,000.

Our asset base increased significantly with the investment in the Steel Park 15 MW Project, real estate deposits and purchases, and surplus cash. The increase in our assets was financed primarily from private placements from our strategic partner Pacific Hydro in the amount of $9 million. At the end of the year, we had net assets of $11,472,003 compared to $3,080,145 as at January 31, 2005.

Year Ended January 31, 2005 compared to January 31, 2004

We recorded no revenue in fiscal years 2005 and 2004.

Advertising and Promotion

Our advertising and promotion costs increased in fiscal 2005 to $95,547, from $7,700 in fiscal 2004. This increase in primarily the result of increased promotion and entertainment costs incurred with the development of our properties in Arizona, California and New Brunswick.

Stock Based Compensation

Stock based compensation expenses increased from $321,541 in fiscal year 2004 to $1,010,317 in fiscal year 2005, which resulted from an increase in the issuance of stock options paid to management, directors and other consultants.

Financing Costs

Our financing costs increased from $nil in 2004 to $72,500 in 2005, primarily due to finder's fees paid in connection with a loan in the amount of $135,000 made by Pacific International Securities, Inc., which proceeds were used to develop our properties.

Communications

The communications expense increased from $nil in 2004 to $106,775 in 2005. This increase was primarily the result of an increase in the cost of investor relations services and the cost to obtain community approval in New Brunswick for the Grand Manan 20MW project.

Consulting and Directors' Fees

Consulting and directors' fees increased from $363,266 in fiscal year 2004 to $457,127 in fiscal year 2005 primarily as a result of higher project management costs incurred in New Brunswick, Arizona and California. A portion of the increase can also be attributed to the fact that we hired a chief engineer during fiscal 2005.

Management Fees

Management fees increased from $79,000 in 2004 to $142,200 in fiscal 2005. This increase was due to a higher compensation paid to Mr. Ciachurski who, during fiscal 2005 was our president and chief executive officer.

We completed fiscal year 2005 on January 31, with cash of $31,531 compared to cash of $274,873 as of January 31, 2004. During fiscal 2005, we had a net loss of $2,913,059 compared to a loss of $1,603,509 in the previous year. The increase in our loss for fiscal 2005 is primarily due to increases in almost all categories of expenditures reflecting our increased activities in obtaining power purchase agreements and $1,010,317 attributed to stock-based compensation compared to $321,541 in fiscal 2004.

Our asset base decreased slightly as a result of our discontinued interest in approximately 8,300 acres of land in Arizona. Our agreement with REMO LLC, an Arizona limited liability company, was terminated effective March 15, 2005 and, as a result, the asset (carried at $102,375) was written off. At the end of fiscal 2005, we had net assets of $3,080,145 compared to $3,128,556 for the previous year.

Construction in Progress

As at January 31, 2006, we were involved in the early construction stage of the Grand Manan 20 MW Project, the Steel Park 15 MW Project and the Windstar 120 MW Project. The amounts incurred for fiscal 2006 and 2005 were as follows:

Project	2006	2005
Grand Manan 20 MW Project	$ 689,609	$250,942
Steel Park 15 MW Project	2,015,269	-
Windstar 120 MW project	98,529	-
	$ 2,803,407	$250,942

Grand Manan 20 MW Project

During the fiscal years ended January 31, 2006 and 2005, the major components of the construction costs for the Grand Manan 20MW Project were as follows:

Cost	2006	2005
Financing costs	$ 123,364	$-
Legal fees	26,164	77,945
Road construction	236,967	36,925
Meteorological consulting	33,500	-
Engineering	11,672	135,072
Other	7,000	1,000
	$ 438,667	$ 250,942

Steel Park 15 MW Project

During the years ended January 31, 2006 and 2005, the major components of the construction costs for the Steel Park 15MW Project were as follows:

Cost	2006	2005
Wind turbine payments	$ 1,960,775	$ -
Engineering	23,167	-
Meteorological consulting	2,198	-
Property taxes	26,557	-
Other	2,572	-
	$ 2,015,269	$ -

Windstar 120 MW Project

During the year ended January 31, 2006, the major components of construction in progress for the Windstar 120 MW Project were as follows:

Cost	2006	2005
Financing costs	$19,991	$ -
Land Acquisition costs	54,495	-
Engineering	24,043	-
	$ 98,529	Nil

5.B. Liquidity and Capital Resources

As at January 31, 2006, we had working capital of $5,144,720 as compared to a working capital deficiency at January 31, 2005 of ($598,573). The increase in our working capital was primarily the result of a $9 million equity investment by Pacific Hydro. During the fiscal year, we completed three equity private placements (including the Pacific Hydro private placements) which, in addition to proceeds from the exercise of stock options and warrants, resulted in proceeds to us (net of offering costs) of approximately $11,924,249. Pacific Hydro claims to have the right to require us to repurchase 4,333,333 of their shares at a price of $1.50 per share. On June 8, 2007 we entered into negotiations to settle all outstanding litigation with Pacific Hydro. The settlement is subject to the parties agreeing on certain other terms and the preparation of formal settlement documents. There is no guarantee that the settlement discussions will result in a satisfactory settlement or any settlement at all. See "Legal Proceedings" under Item 8 of this Annual Report.

As we had no revenues, we continued to rely exclusively on equity and debt financings to raise funds for our proposed business. We need very significant additional capital resources (in the hundreds of millions of dollars) in order to complete our pending projects and generate revenues. There can be no assurance that we will be able to raise such amounts on terms acceptable to us or at all. If we are unable to obtain enough financing, we will likely be forced to lease our land to other wind farm developers and we will stop our development projects and reduce our corporate overhead.

Our current liabilities increased from $714,694 as at January 31, 2005 to $875,090 as at January 31, 2006 as a result of higher accrued liabilities. We repaid a loan due to Clean Power Income Fund in the amount of $400,000 and also repaid a loan due to Pacific International Securities Inc. in the amount of $135,000. We borrowed US$550,000 from a significant shareholder to finance the real estate deposit for the Windridge Generating Facility and, as at January 31, 2006, $366,239 was outstanding. We also paid the sum of $16,080 owed to Thomas Reingruber on our Quail Springs Property and reduced the amount owed to Mr. Reingruber to $42,626. The accounts payable increased from $121,136 to $466,225 due to unpaid construction costs incurred for the Grand Manan Project and accrued consulting and professional fees. We face significant liabilities as a result of legal proceedings against our company, including various actions initiated by Pacific Hydro. See "Legal Proceedings" under Item 8 of this Annual Report.

5.C. Research and Development, Patents and Licenses

Not applicable.

5.D. Trend Information

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

5.E. Off-Balance Sheet Arrangements

Not applicable.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets out our principal outstanding contractual obligations as of January 31, 2006:

Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$408,865	$408,865	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (1)	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	US$1,375,000(2)	US$1,375,000(2)	Nil	Nil	Nil
Other Long-Term Liabilities reflected on the Company's Balance Sheet under Canadian GAAP	Nil	Nil
Total	$1,974,990	$1,974,990	-	-	-

  We entered into lease agreements for some of our properties located in Arizona and New Brunswick. There are no current binding financial obligations under these agreements. Binding financial obligations would materialize upon the occurrence of certain events, such as the commencement of production of wind energy and the subsequent sale of electricity.

  $1,566,125 pursuant to the applicable exchange rate on the date of the transaction.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets out certain information, which is accurate as at the date of this annual report, concerning our directors and executive officers:

Name	Present Position	Business Experience and Activities
Jeffrey J. Ciachurski	Chief Executive Officer and Director of Western Wind	From 1998 to July 2006 President of Western Wind; Director of Western Wind since 1998.
James A. Henning	President and Chief Financial Officer of Western Wind	President of Western Wind since July 2006; Chief Financial Officer of Western Wind since 2005; President of Corpfinance Advisory Services Inc. since 1984., a corporate finance consulting firm.
Claus Andrup	Secretary and Director of Western Wind	President of Andrup & Associates, a public relations firm, since 1980; President of Cape Marine Corp., a personal holding and investment company, since 1992.
Robert C. Bryce	Chairman and Director of Western Wind	President and director of Xemac Resources Ltd., a public company trading on the TSX Venture Exchange, since 1996.
J. Michael Boyd	President and Director of Verde and Director of Western Wind; Director of MWP	President and director of Verde since July 23, 2002; Marketing and regulatory affairs consultant for technology companies; County Supervisor with Pima County, Arizona from 1992 to 2000.
Steve R. Mendoza	Executive Vice-President of Western Wind and Chief Engineer	Chief Engineer and Deputy Director of the Arizona Power Authority; Registered Professional Engineer in California, Arizona and New Mexico; 1979-2000, employed by the Salt River Project in Arizona.
Cash Long	Director of Western Wind	Since 1986, principal and Chief Executive Officer of Mogul Energy Corporation; Since 1982 involved with AWES and WPM in the areas of wind facility operations, salvage and project redevelopment.
V. John Wardlow	Director of Western Wind	Director of Western Wind since September 2006.

Other than as disclosed herein, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer. There are, to our knowledge, no familial relationships between any of the persons referred to above.

Management and Consulting Agreements

Pursuant to a management agreement dated January 5, 1998, we engaged Mr. Jeffrey J. Ciachurski to provide expertise in obtaining resource properties and financing and to provide us with services in managing our administrative affairs and the affairs of our subsidiaries. These administrative services included preparing, reviewing and revising certain corporate and regulatory filings, accounting, and instructing our professional advisers. Pursuant to the terms of the agreement, we paid Mr. Ciachurski a monthly fee of $2,500.

Since February 1, 2004, Mr. Ciachurski has received consulting fees of approximately $12,000 per month. Mr.  Ciachurski provides us with various services, including negotiating land acquisitions and leases, advising on regulatory matters related to the wind energy sector, negotiating power purchase and transmission agreements with utilities and prospective customers and negotiating our financing arrangements in Canada and the United States.

Our Arizona subsidiary, Verde Resources, has entered into consulting agreements with one of our directors and our former CFO, Mr. Cash A. Long. Mr. Long's consulting agreement was recently renewed until February 8, 2008 and under the current compensation arrangement, Mr. Long has received up to US$9,000 per month. The agreement may be renewed for a further two years. The agreement also includes non-competition provisions prohibiting a consultant from competing with our company for a period of two years from the termination of their respective agreements. The agreement with Mr. Long, however, permits him to continue to render his services to Mogul Energy, a business in which he owns a 1/3 interest and which carries on the same business as ours in California.

On July 23, 2005 our shareholders approved bonus payments to certain of our officers and other management personnel. Jeffrey Ciachurski, our president from 1998 until July 2006, received a bonus payment of $700,000 which is payable by the issuance of 426,829 common shares at a deemed price of $1.64 per share. One-third (1/3) of Mr. Ciachurski's bonus, 142,276 common shares, are issuable immediately. The remaining two-thirds (2/3) of his bonus, 284,553 common shares, are issuable in two equal instalments, with the first instalment issuable on October 26, 2006 and the second instalment issuable on October 26, 2007. The remaining portion of Mr. Ciachurski's bonus will also be subject to Mr. Ciachurski continuing to be a director or officer of our company. Michael Boyd received a bonus payment of $300,000 which is payable by the issuance of 182,930 common shares at a deemed price of $1.64 per share. One-third (1/3) of Mr. Boyd's bonus, 60,976 common shares, is issuable immediately. The remaining two-thirds (2/3) of his bonus, 121,954 common shares, is issuable in two equal instalments, with the first instalment issuable on October 26, 2006 and the second instalment issuable on October 26, 2007. Cash Long received a bonus payment totalling $338,687 which was payable as to $172,020 to repay an investment deposit and the payment of share subscription receivable of $166,667 related to the prior exercise of warrants. Jeffrey Patterson received a bonus payment equal to $166,667 which paid for a share subscription receivable related to the prior exercise of warrants.

Effective February 1, 2004, we entered into a consulting agreement with Steve Mendoza, our Executive Vice-President and Chief Engineer. The term of the agreement was initially for a period of two years, and since February 1, 2006 continues on a monthly basis, unless terminated earlier under the agreement. Under the terms of the agreement, Mr. Mendoza provides various technical services including reviewing engineering, design and construction proposals and reviewing the operations of our equipment and facilities. From February 1, 2005 to January 31, 2006, we paid Mr. Mendoza a consulting fee of US$5,000 per month for his services. From February 1, 2006 to December 31, 2006, Mr. Mendoza's remuneration was increased to US$8,333 per month. Since that time, Mr. Mendoza is being retained on an hourly part-time basis.

All of our executive officers allocate approximately forty (40) hours of work, per week, to the development of our business.

6.B. Compensation

During the fiscal year ended January 31, 2006, we paid an aggregate of $517,966 in cash compensation to our directors and officers for consulting, project management, or management fees as well as other expenses such as rent, automotive and secretarial services. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by us during the fiscal year ended January 31, 2006 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Summary

The following table lists all annual and long term compensation for services in all capacities to our company for the fiscal year end January 31, 2006 in respect of directors and members of our administrative, supervisory and management bodies.

SUMMARY COMPENSATION TABLE
	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
Name and Principal Position	Consulting and Directors' Fees ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)
Jeffrey J. Ciachurski CEO and Director	131,725	$700,000 (1) (2)	Nil		Nil
James A. Henning CFO	$117,128	Nil	Nil	250,000 (3)	Nil
Claus Andrup Director	$27,876	Nil	Nil	100,000 (4)	Nil
Robert C. Bryce Chairman and Director	$4,673	Nil	Nil		Nil
J. Michael Boyd Director	$86,810	$300,000 (1) (5)	Nil		Nil
Cash Long Director of Western Wind	$77,412	$338,687	Nil
Steve Mendoza Vice-President and Director of Verde; Executive Vice-President of Western Wind and Chief Engineer	$72,342	Nil	Nil		Nil
V. John Wardlow Director	Nil	Nil	Nil	Nil	Nil

(1) Payable by the issuance of common shares, issued or to be issued, at a deemed price of $1.64 per share.

(2) One-third (1/3) of Mr. Ciachurski's bonus, 142,276 common shares of our company, is issuable immediately. The remaining two-thirds (2/3) of the bonus, 284,553 common shares, is issuable in two equal instalments, with the first instalment issuable on October 26, 2006 and the second instalment issuable on October 26, 2007.

(3) Exercisable at a price of $1.33 per share until September 6, 2010.

(4) Exercisable at a price of $1.43 per share until March 16, 2010.

(5) One-third (1/3) of Mr. Boyd's bonus, 60,976 common shares of our company, is issuable immediately. The remaining two-thirds (2/3) of the bonus, 121,954 common shares, is payable in two equal instalments, with the first instalment issuable on October 26, 2006 and the second instalment issuable on October 26, 2007.

Compensation of Directors

As of the date of this annual report, we do not compensate our directors for their services solely as directors. Directors may receive nominal compensation if they are a member of any of our executive committees. In addition, any management and consulting agreements we have with our directors do not provide for payment of benefits upon termination of employment or following a change in control of our company.

6.C. Board Practices

Members of the board of directors are elected by our shareholders to represent the interests of all shareholders. The board of directors communicates periodically, through meetings held in person or via telephone correspondence, in order to review significant developments affecting our company and to act on matters requiring board approval. Directors hold office until they resign or until the next annual general meeting, whichever is earlier. The board of directors may appoint a director to fill a vacancy at any time in accordance with our Articles. Our current directors are Jeffrey J. Ciachurski, J. Michael Boyd, Claus Andrup, Robert C. Bryce, Cash A. Long and V. John Wardlow. These individuals have been directors of Western Wind since, 1998, 2005, 1998, 2000, 2005 and 2006, respectively. The board of directors delegates the executive management of our company to the Chief Executive Officer and Chief Financial Officer.

Our board of directors has established an Audit Committee. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The members of the Audit Committee are Jeffrey J. Ciachurski, Claus Andrup, and V. John Wardlow. We have also established a Compensation Committee, which is also comprised of Messrs. Ciachurski, Andrup and Mr. Michael Boyd.

On April 24, 2006, the Board created a Corporate Governance Committee to prepare a Corporate Governance Policy which sets out guidelines for the Board of Directors respecting corporate governance issues, the constitution and independence of the Board of Directors, the functions of the Board of Directors and its committees as well as providing guidance on improving the effectiveness of the administration of the Board of Directors. The Corporate Governance Committee is comprised of Claus Andrup, Robert C. Bryce and V. John Wardlow. On May 15, 2006, the Corporate Governance Committee approved the implementation of our Corporate Governance Policy.

6.D. Employees

We have no full or part time employees. We have, however, entered into consulting agreements with certain of our directors and members of our management team.

6.E. Share Ownership

As of June 8, 2007, our directors and members of our administrative, supervisory or management bodies, as a group own, directly or indirectly, a total of 1,602,550 shares representing 6.22% of our issued and outstanding common shares. These holdings are as follows:

Name of Beneficial Owner	Number of Common Shares (10)	Percentage of Class (10)
Jeffrey J. Ciachurski	227,518 (1)	0.88%
Claus Andrup	166,666 (2)	0.65%
Robert C. Bryce	175,200 (3)	0.68%
Cash A. Long	666,666 (4)	2.59%
Steve Mendoza	3,800 (5)	0.01
J. Michael Boyd	115,000 (6)	0.45%
James A. Henning	Nil (7)	Nil
V. John Wardlow	247,700 (8)	0.96%
C. Roy Henning	Nil (9)	Nil

  Mr. Ciachurski has incentive stock options entitling him to acquire up to 250,000 of our common shares, with 200,000 options having an exercise price of $2.40 per share until October 31, 2008, and the remaining 50,000 having an exercise price of $1.23 per share until September 25, 2011.

  Mr. Andrup has incentive stock options entitling him to acquire up to 150,000 common shares, with 100,000 options having an exercise price of $1.43 per share until March 16, 2010, and the remaining 50,000 having an exercise price of $1.23 per share until September 25, 2011.

  Mr. Bryce has incentive stock options entitling him to acquire up to 200,000 common shares, with 100,000 options having an exercise price of $0.86 per share, until November 4, 2007, 50,000 options having an exercise price of $2.55 per share until November 10, 2008, and the remaining 50,000 having an exercise price of $1.23 per share until September 26, 2011.

  Mr. Long has incentive stock options entitling him to acquire up to 50,000 of our common shares having an exercise price of $1.23 per share until September 25, 2011.

  Mr. Mendoza has incentive stock options entitling him to acquire up to 400,000 of our common shares at an exercise price of $1.74 per share until October 31, 2008.

  Mr. Boyd has incentive stock options entitling him to acquire up to 250,000 of our common shares, with 200,000 options having an exercise price of $1.44 per share until May 20, 2009, and the remaining 50,000 having an exercise price of $1.23 per share until September 25, 2011.

  Mr. James Henning has incentive stock options entitling him to acquire up to 300,000 of our common shares, with 250,000 options having an exercise price of $1.33 per share until September 6, 2010, and the remaining 50,000 having an exercise price of $1.23 per share until September 25, 2011.

  Mr. Wardlow has incentive stock options entitling him to acquire up to 200,000 of our common shares at an exercise price of $1.23 per share until September 25, 2011.

  Mr. Roy Henning has incentive stock options entitling him to acquire up to 50,000 common shares at an exercise price of $1.23 per share until September 25, 2011.

  Does not include incentive stock options, bonus or escrow shares set out in (1) through (9) above.

Options to Purchase Securities

In order to attract and retain highly qualified personnel, we provide a number of stock-based incentives, primarily in the form of stock options to certain of our directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange and our board of directors. We have a stock option plan (the "Plan") that was approved by our shareholders at our annual general meeting held in July 23, 2005. The Plan is administered by our board of directors.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

We are currently a publicly-held company, with our shares held by residents of Canada, the United States, Australia and other countries. To the best of our knowledge, we are not controlled, directly or indirectly by another corporation, any foreign government, or by any natural or legal person(s) severally or jointly, and no person, corporation or other entity owns, directly or indirectly, or controls more than 5% of our shares, which are the only class of securities with voting rights, except for those listed below:

Identity of person or group	Amount Owned	Percentage of class (2)
CDS & Co.(1)	14,237,725	55.31%
Pacific Hydro International Pty Ltd.	6,000,000	23.31%
Robert D. Schweizer	1,489,830	5.79%

  CDS & Co. is a clearinghouse for Canadian shareholders who hold their shares in brokerage accounts. Management is unaware of who beneficially owns these shares, although certain of these figures may include shares of management registered in brokerage houses. The shares held by management as disclosed under Item 6 includes any shares held in a brokerage account.

  The percentage is determined based on the number of outstanding common shares as at June 8, 2007.

Shareholder Distribution

As at June 8, 2007, there were approximately 73 holders of record of our common shares and a total of 25,743,080 common shares were outstanding. Approximately 3,022,329, or 11.74%, of our common shares are held of record by U.S. holders, including depositories and clearing agencies.

7.B. Related Party Transactions

In February 2006, we paid the sum of $200,000 to the spouse of one of our officers and directors who provided a letter of credit in the amount of US$500,000 to Southern California Edison. We granted security to the spouse of the officer and director, who was required to secure the letter of credit with a cash deposit in excess of the amount of the letter of credit. The sum was paid pursuant to a demand for payment and was subsequently repaid. The letter of credit was provided by a US bank and, as security, the spouse granted a security interest to the bank over certain of her assets. The letter of credit provided by the spouse in the amount of US$500,000 was replaced by a letter of credit provided by us in the amount of US$1 million, as required by Southern California Edison. The bank that provided the original $500,000 letter of credit has not, as of the date of this annual report, released the encumbrance over the assets of the spouse. Once the bank has discharged the security interest over her assets, she will be required to repay to us the $200,000, including interest, at the prime rate as set by the Bank of Nova Scotia, plus 1%. Notwithstanding the foregoing, the $200,000 advanced to the spouse, and all accrued but unpaid interest, was due and payable in full on or before January 31, 2007. The advance of the funds has been evidenced by a promissory note issued to our company by the spouse.

In July 2006, the Board of Directors approved certain compensation arrangements, over-payments and consulting fees to certain related parties, including directors, officers and other members of our management, supervisory or executive bodies. These payments, which were paid during the year ended January 31, 2006, include; $86,810 to J. Michael Boyd, $72,342 to Steve Mendoza, $36,200 to each of Paul Woodhouse and Darlene Gillis, former directors of Eastern Wind Power, $117,128 to James Henning our president and CFO, $77,412 to Cash Long, $27,876 to Claus Andrup, $4,673 to Robert Bryce and $131,726 to Jeffrey Ciachurski, our CEO and former president.

On July 24, 2006, we entered into a loan agreement with Pacific Hydro, one of our principal shareholders, whereby Pacific Hydro agreed to loan us the sum of US$13.4 million, on a short term basis, to acquire the shares of PAMC and the assets of the Mesa Wind Farm. The loan bears interest at a rate of LIBOR plus 6% per annum. The loan was repayable on December 31, 2006, failing which we were to transfer to Pacific Hydro our entire interest in the Mesa Wind Farm as repayment of the loan. See "Legal Proceedings" under Item 8 of this annual report.

In November 2006, the spouse of an officer and director advanced on our behalf a total of $630,000 to finance our purchase of the 1,128 acres of land near Kingman, Arizona. The advance repaid certain outstanding advances to the spouse and the officer. The advance bears interest at LIBOR plus 5.98% per year. In addition, we granted the lender a bonus of 146,500 shares at a deemed price of $0.86 per share.

Other than as disclosed elsewhere, and in Items 4, 6 and 7 of this annual report, there have been, to the best of our knowledge, no material transactions or loans for the period from February 1, 2005 to the date of this annual report, between us and: (a) enterprises that directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with us; (b) our associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

Financial Statements

See Item 18. "Financial Statements" for financial statements filed as part of this annual report.

Legal Proceedings

Paul Woodhouse and Darlene Gillis, former directors and officers of Eastern Wind Power, are suing our former president, Jeffrey J. Ciachurski and Western Wind alleging, among other things, a failure to issue certain bonus shares and failing to issue certain shares pursuant to the exercise of incentive stock options. Management believes that the allegations have no basis in fact and law and will defend itself resolutely. In addition, we have commenced proceedings against Mr. Woodhouse and Ms. Gillis in New Brunswick for, among other things, breach of their fiduciary duties owed to Eastern Wind Power. Mr. Woodhouse and Ms. Gillis have since launched an additional action against us and Mr. Ciachurski for comments that they allege were made in an investment chat forum. Management believes that the lawsuit is without merit.

Tom Vihvelin, a former director of Eastern Wind Power, is suing Eastern Wind Power for the right to exercise incentive stock options to acquire 50,000 common shares of Western Wind at an exercise price of $0.80 per share and $6,000 with respect to payment for services rendered. We have filed a counterclaim for breach of fiduciary duties but have not quantified the damages we are seeking.

A US citizen filed a statement of claim in Pima County, Arizona seeking compensation for services rendered. A hearing was heard in Arizona and the proceeding subsequently dismissed. Additional motions by the plaintiff to re-instate the proceedings were dismissed as well. On November 6, 2006, the plaintiff launched an action in British Columbia on essentially the same basis as the action that was dismissed in Arizona. Management believes that the plaintiff's allegations are without merit. We are pursuing reimbursement of our legal costs related to the action initiated in the United States.

Pacific Hydro has filed a Statement of Claim demanding that we redeem 4,333,333 common shares they have purchased at a price of $1.50 per share. We have maintained that the private placement was made pursuant to a Subscription Agreement that does not provide for any redemption right and confirms that there are no verbal or written agreements that are not disclosed in the Subscription Agreement. Management believes that the legal action does not have any merit and has filed a Statement of Defence and Counterclaim.

Pacific Hydro filed a second Statement of Claim demanding that we transfer our interest in the Mesa Wind Farm to them as a result of a failure to repay to Pacific Hydro a loan of US$13.4 million which was used to acquire the Mesa Wind Farm. We have filed a defence claiming that Pacific Hydro has effectively, as a result of their actions, prevented our prepayment of the loan. Our current plans are to continue efforts to raise equity and debt financing to repay the debt.

Pacific Hydro filed a third Statement of Claim alleging that the Alliance Agreement gives them unilateral rights to participate in the development of wind farms in Kern and Riverside Counties, California and prevents us from using real estate to secure loans or sell the real estate. We have filed a Statement of Defence that claims that we have the right to secure loans or sell the real estate and that any rights granted to Pacific Hydro pursuant to the Alliance Agreement are subject to the negotiation of a definitive joint venture agreement.

On June 8, 2007 we announced that we have entered into negotiations to settle all outstanding litigation with Pacific Hydro. The settlement is subject to the parties agreeing on all relevant terms and the preparation of formal settlement documents. There is no guarantee that the settlement discussions will result in a satisfactory settlement or any settlement at all.

On July 9, 2007 Michael G. Wystrach and Grace W. Wystrach, US citizens, commenced a legal action against us in British Columbia alleging damages in the amount of $351,000 for breach of a lease agreement we entered into respecting certain land in Arizona. Management believes that the plaintiffs' allegations are without merit. We will be filing a statement of defence.

Other than as disclosed above, we are not presently involved in, nor are we aware of, any pending legal proceedings, which could have a material adverse effect upon our business or financial position. To the best of our knowledge, there are no legal proceedings contemplated by any governmental or regulatory authority.

Dividend Policy

We have not paid any dividends since our incorporation and we have no plans to pay dividends in the foreseeable future.

Significant Changes

Other than as disclosed elsewhere in this annual report, no significant changes have occurred since the date of the financial statements provided in Item 18 below.

Item 9. THE OFFER AND LISTING

Offer and Listing Details

Our common shares presently trade on the TSX Venture Exchange under the symbol "WND". For a period in 2006, our common shares were also quoted on the OTC Bulletin Board. Our common shares were, until 2005, also listed on the Berlin Stock Exchange under the symbol "WWE", but otherwise, are not, and have not been, listed or quoted on any other exchange or quotation system.

The following is a summary of the annual high and low market prices for the five most recent financial years ended January 31, 2006:

	TSX Venture Exchange		OTC Bulletin Board (1) (2)
Annual Highs and Lows	High	Low	High	Low
2006	$2.10	$0.91	$2.30	$1.27
2005	$3.59	$0.87	-	-
2004	$3.85	$1.00	-	-
2003	$1.50	$0.70	-	-
2002	$1.20	$0.18	-	-

      Prices are in U.S. dollars.

      Our common shares were quoted on the OTC Bulletin Board from February 4, 2006 until September 2006, at which time they were delisted for failing to file this annual report within the grace period set out by the NASD.

The following is a summary, on a fiscal quarter basis, of the high and low prices of our common shares on the TSX Venture Exchange and the OTC Bulletin Board during our two most recent financial years and any subsequent periods.

	TSX Venture Exchange		OTC Bulletin Board (1) (2)
Quarterly Highs and Lows	High	Low	High	Low
Financial Year Ended January 31, 2008
Second Quarter	$1.07	$0.80 (3)	-	-
First Quarter	$1.49	$1.00	-	-
Financial Year Ended January 31, 2007
Fourth Quarter Third Quarter	$1.33 $1.89	$0.92 $1.27	- $2.30	- $1.27
Second Quarter	$2.32	$1.80	$2.17	$1.62
First Quarter	$2.35	$1.64	$2.19	$1.65
Financial year-end January 31, 2006
Fourth Quarter	$1.92	$1.25
Third Quarter	$1.70	$1.50
Second Quarter	$2.10	$1.48
First Quarter	$2.05	$0.91

  Prices are in U.S. dollars.

  Our common shares were quoted on the OTC Bulletin Board from February 4, 2006 until September 2006, at which time they were delisted for failing to file this annual report within the grace period set out by the NASD.

  The closing price of our shares on the TSX Venture Exchange as of June 8, 2007 was $1.04.

The following is a summary, on a monthly basis, of the high and low prices of our common shares during the past six months on the TSX Venture Exchange.

TSX Venture Exchange
Monthly Highs and Lows	High	Low
June 1 to June 8, 2007 (1) May, 2007 April, 2007 March, 2007 February, 2007 January, 2007 December, 2006	$1.07 $1.06 $1.15 $1.29 $1.49 $1.10 $1.05	$0.80 $0.81 $1.00 $1.00 $1.04 $0.99 $0.95

  The closing price for our common shares on the TSX Venture Exchange as of June 8, 2007 was $1.04.

Item 10. ADDITIONAL INFORMATION

Share Capital

This 20F is being filed as an annual report under the Securities Exchange Act 1934, and as such, there is no requirement to provide any information under this item.

Memorandum and Articles of Incorporation

Our Memorandum and Articles of Incorporation were filed with our registration statement filed in 2004 and have been incorporated by reference in our annual reports filed since then.

Effective March 30, 2004, the Company Act was replaced with the Business Corporations Act (British Columbia). As a result of this new legislation, all companies incorporated or extraprovincially registered in British Columbia were required to "transition", prior to March 30, 2006, into the BCBCA by submitting certain filings with the Registrar of Companies for the Province of British Columbia. Effective June 11, 2004, we completed our transitioning requirements by filing with the Registrar the requisite Transition Application and Notice of Articles.

In February 2005, we altered our Articles by creating an unlimited number of Class "A" Preference shares without par value. As a result of the amendment, our share structure is comprised of an unlimited number of common shares, without par value, and the Class "A" Preference shares, also without par value.

The holders of our common shares are entitled to notice of and to attend and to vote at our general shareholders' meetings. The holders of our Class "A" Preference shares are not entitled to notice of or to attend or vote at these meetings. The Class "A" Preference shares are issuable in series and are entitled to receive, before any distribution to any other class of shares that ranks junior to the Class "A" Preference shares, and upon the liquidation or dissolution of our company, the amount of paid up capital with respect to each Class "A" Preference share held by them, together with any fixed premium thereon. To date, no Class "A" Preference shares have been issued.

In July 2005, we adopted a shareholder rights protection plan to protect us and our shareholders from unfair, abusive or coercive acquisition tactics and to ensure that all shareholders receive equal treatment and to ensure that shareholder value is maximized in the event of a takeover. The shareholder rights plan has a term of 10 years, subject to confirmation by the shareholders after the fifth and eighth anniversary of the plan.

Material Contracts

The following paragraphs summarize the material agreements we have entered into in the past two years.

On July 5, 2005, we announced that, subject to regulatory approval, we had entered into an agreement to acquire an operating generating facility in Tehachapi Park in California known as the Windridge Generating Facility. In September, we completed the acquisition of the facility, which includes assuming a 30-year power purchase agreement, entered into with Southern California Edison in 1984, which expires in 2014. Consideration is $660,000 (US$550,000) which is payable, in part, with a convertible note in the amount of $330,000 (US$275,000) with an interest rate of 8% per annum. The note is convertible into common shares at a rate of $1.64 per share. Refer to Item 4 "Information on Western Wind-History and Development".

On March 20, 2006, we entered into a Turbine Supply Agreement with Mitsubishi Power Systems, Inc to acquire 15 one megawatt MHIA 1000A wind turbines. The Turbine Supply Agreement was assigned to Steel Park, LLC. The power purchase agreement for the Steel Park 15 MW Project has been terminated and Steel Park, LLC is likely going to be wound up. The turbines are currently being stored in Fontana, California. The purchase price for the turbines is in excess of US$15 million.

In April 2006, we entered into an Alliance Agreement with Pacific Hydro which outlines the terms by which we would jointly develop certain projects on our land. Pursuant to the Alliance Agreement, Pacific Hydro acquired the opportunity to partner with us to develop wind park projects on our properties located in Kern County and Riverside County in California, Mohave County in Arizona, and New Brunswick, Canada. Pacific Hydro would own 51% of any project that we agreed to contribute to a joint venture company and we, or one of our subsidiaries, would retain the remaining 49%. Our first joint venture project was to be the Steel Park project in Kingman, Arizona. In accordance with the Alliance Agreement, we incorporated Steel Park LLC, co-owned by Pacific Hydro and Verde Resources, to develop and operate the wind farm. The development of the wind farm has ceased and the parties are reviewing alternatives to recover their investment in the wind turbines. Refer to Item 4 "Information on Western Wind-History and Development" and "Legal Proceedings" under Item 8 of this annual report.

In July 2006, we completed an Agreement and Plan of Merger with, among others, PAMC to acquire certain assets, including all of the shares of PAMC, comprising the Mesa Wind Farm located in Palm Springs, California. The Mesa Wind Farm has been a producing wind farm since 1984 and is equipped with approximately 460 65kw Vestas wind turbines. Electricity produced at the Mesa Wind Farm is sold to Southern California Edison pursuant to an existing power purchase agreement that expires on June 22, 2010. As consideration for the acquisition, we paid the vendors the sum of US$13.4 million. The purchase price was financed pursuant to a short-term loan, with an interest rate of LIBOR plus 6% per annum, provided to us by Pacific Hydro. The loan was repayable no later than December 31, 2006, failing which we were to transfer to Pacific Hydro our entire interest in the Mesa Wind Farm as repayment of the loan. Mesa Wind Power Corporation, a corporation incorporated by Verde Resources, owns all of the shares of PAMC. Refer to Item 4 "Information on Western Wind-History and Development" and "Legal Proceedings" under Item 8 of this annual report.

Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or which affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittance to United States residents is subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our common shares) pursuant to the Canada-US Tax Convention (1980), as amended (the "Treaty"). See Item 10 "Additional Information-Taxation".

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

Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the "ITA"). This summary also includes the impact of applicable tax treaties that do not use or hold, and are not deemed to use or hold, our common shares or shareholders in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Treaty. This summary also takes into account the amendments to the ITA and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals"), and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consideration, which may differ from Canadian federal income tax consequences described herein.

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

Dividends

Any dividends paid on our common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% on the gross amount of the dividend paid. The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Western Wind) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend. We would be required to deduct any tax payable by the holder pursuant to these requirements. See "Foreign Tax Credit".

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of our common shares unless such share represents "taxable Canadian property" (as defined in the ITA) to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

    the non-resident holder;

    persons with whom the non-resident holder did not deal at arm's length; or

    the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom our shares represents taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty, unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

The following is a discussion of the material United States Federal foreign income tax consequences generally applicable to a US Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

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

US Holders

A "US Holder" includes a holder of less that 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirements plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States, persons or entities that have a "functional currency" other than the US dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Foreign Tax Credit

A US Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the US Holder, to either a deduction or tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the tax credits, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to the US Holder's worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. For tax years prior to 2007, there are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. For tax years beginning after December 31, 2006, there are only two foreign tax credit classes of income, "passive" and "general". The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation (a "PFIC"). If a US Holder disposes of shares in a PFIC, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the US Holder's current income.

The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The US Holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

A US Holder can avoid this special tax and interest charge by making a permanent election to treat a PFIC as a "qualified electing fund" and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of a PFIC. If the election is not made in the first year that the US Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

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

Documents on Display

Documents and agreements concerning our company and our subsidiaries, and which are referred to in this annual report, are available for inspection during normal business hours at the law offices of Thomas, Rondeau, LLP, Suite 1925, 700 West Georgia Street, Vancouver, B.C., Canada V7Y 1A1.

Subsidiary Information

We currently have five wholly-owned subsidiaries: Verde Resources, VRCC, Aero Energy, Eastern Wind Power and MWP. Verde Resources and VRCC are incorporated under the laws of the State of Arizona; Aero Energy is a Limited Liability Company organized under the laws of the State of California; Eastern Wind Power is incorporated under the laws of the Province of New Brunswick, Canada and MWP is a Delaware Corporation. Subsequent to January 31, 2006, Verde Resources acquired all the outstanding shares of MWP, a company incorporated in California, and a 49% interest in Steel Park LLC.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes to interest rates, foreign currency exchange rates and equity prices, which may affect our results of operations and financial condition and, consequently, our fair value. We are exposed to foreign exchange risks as certain of our capital expenditures are in currencies other that the Canadian dollar. Other market risks also include the availability and costs of acquiring wind turbines. We are also exposed to operational risks primarily resulting from our need to acquire suitable land to develop wind farms. We are also exposed to regulatory risks as we require permitting and zoning approvals to develop our properties. We manage these risks through internal risk management policies.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We have not, nor has any other person, (i) modified materially any instrument defining the rights of shareholders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities. There has been no change in the trustees or paying agents for any of our securities during the most recently completed financial year.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being January 31, 2006. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's President and Chief Executive Officer. The evaluation of the design and effectiveness of our disclosure controls and procedures determined that they were not effective, as we were unable to file our audited financial statements for the year ended January 31, 2006 within the prescribed time period nor were we able to file this annual report within the grace period prescribed by NASD.

Based upon that evaluation, our company's Board determined that a Disclosure Committee should be formed comprised of senior management and members of the audit committee to develop a disclosure policy, monitor the effectiveness of and compliance with the disclosure policy, educating directors, officers and employees about the disclosure issues and disclosure policy and reviewing and authorizing disclosure in advance of disclosure to the public and monitoring our web site.

Current disclosure controls and procedures include meetings with our Chief Executive Officer, President and Chief Financial Officer and members of the board of directors and audit committee through electronic correspondence, telephone conference and formal and informal meetings to review public disclosure. All information that is to be disclosed to the public is reviewed by senior management, our board of directors and the audit committee. There have been no significant changes in our company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and that is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have generated only nominal revenues to date.

ITEM 16b. CODE OF ETHICS

We have not adopted a written "code of ethics" that meets the United States' Sarbanes-Oxley standards: our board of directors believes that existing Canadian standards and procedures are adequate for its purposes. We have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and the prompt internal reporting of violations.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Ellis Foster, Chartered Accountants, has been our independent auditor since our inception. On May 3, 2005, Ellis Foster entered into an agreement with Ernst & Young LLP (Canada) Chartered Accountants, under which certain assets of Ellis Foster were sold to Ernst & Young, and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young, and carried on their practice as members of Ernst & Young. The chart below sets forth the total amount billed to us by our auditors for services performed in the years ended January 31, 2006 and 2005 and breaks down these amounts by category of service in CDN$:

Principal Accounting Fees and Services	2006	2005
Audit	$150,000	$22,000
Audit Related	NIL	NIL
Tax Fees	NIL	NIL
All Other Fees	NIL	$3,000

"Audit Fees" are the aggregate fees billed for the audit of our consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with our management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard setting bodies or other regulatory or standard setting bodies.

"Audit-Related Fees" are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with our financial reporting.

"Tax Fees" are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

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

ITEM 17. FINANCIAL STATEMENTS

Please refer to Item 18. "Financial Statements".

ITEM 18. FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

        Report of Independent Registered Accounting Firm on the Consolidated Financial Statements of Western Wind as at, and for the year-ended, January 31, 2006 and for the period from January 5, 1998 (inception) to January 31, 2006.

        Consolidated Balance Sheets at January 31, 2006 and 2005.

        Consolidated Statements of Operations and Deficit for the years ended January 31, 2006, 2005 and 2004.

        Consolidated Statements of Cash Flows for the years ended January 31, 2006, 2005 and 2004.

        Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS
Exhibit Number	Description
1.0	Memorandum and Articles of Incorporation dated December 15, 1997, as amended.(1)
1.1	Certificate of Incorporation dated January 5, 1998.(1)
1.2	Certificate of Change of Name to Minera Cortez Resources Ltd. dated March 2, 1998.(1)
1.3	Certificate of Change of Name to Western Wind Energy Corp. dated February 15, 2002. (1)
1.4	Special Resolution dated March 15, 1999 amending the Articles of Incorporation.(1)
1.5	Special Resolution dated September 8, 1999, amending the Articles of Incorporation.(1)
1.6	Notice of Articles.(1)
1.7	Articles of Incorporation.(1)
2.0	Not applicable.
3.0	Not applicable.
4.0	Asset Purchase Agreement dated September 30, 2001 between Western Wind and Verde Resources.(1)
4.1	Sale of Membership Interest agreement dated effective February 26, 2002 among Cash Long, Jeffrey E. Patterson and Western Wind, as amended November 26, 2001.(1)
4.2	Real Estate Purchase Agreement dated September 16, 2001 among Michael A. Patterson, Jeffrey J. Ciachurski and HR Investments (a Nevada Partnership and CTR Trust).(1)
4.3	Warranty Deed dated October 2, 2001 among Thomas R. Reinburger, trustee of the Royalty Land Trust and Jeffrey J. Ciachurski and Michael A. Patterson.(1)
4.4	Windfarm Easement Agreement dated March 20, 2003 between REMO, LLC and Verde Resources Corporation.(1)
4.5	Land Lease Agreement dated December 7, 2002 between Eastern Wind Power Inc. and H.J. Crabbe & Sons Ltd.(1)
4.6	Working Agreement dated February 24, 2003 between Western Wind and the Arizona Power Authority.(1)
4.7	Consulting Agreement dated January 5, 1998 between the Company and Jeffrey J. Ciachurski.(1)
4.8	Consulting Agreement dated February 8, 2002 between the Company and Michael A. Patterson.(1)
4.9	Consulting Agreement dated February 8, 2002 between the Company and Cash A. Long.(1)
4.10	Consulting Agreement dated February 8, 2002 between the Company and Jeffrey E. Patterson.(1)
4.11	2003 Stock Option Plan of Western Wind.(1)
4.12	Binding Letter Agreement dated September 18, 2003 between the Company and Cash Long.(1)
4.13	Shareholder Rights Plan dated April 5, 2005.(1)
4.14	Asset Purchase Agreement between the Western Wind and Windridge Inc. and Joel Brust dated June 30, 2005.(2)
4.15	Real Estate Purchase Agreement between Verde and Kingman Highland LLC dated December 5, 2005.(2)
4.16	Alliance Agreement between Western Wind and Pacific Hydro dated January 23, 2006.(2)
4.17	Limited Liability Company Operating Agreement of Steel Park LLC dated April 28, 2006.(2)
4.18

Agreement and Plan of Merger among PAMC Management Corporation, Alta Mesa Energy, LLC, Mesa Wind Developers, Zond-PanAero Wind System Partners I, Zond PanAero Wind System Partners II, Western Wind Energy Corp.; and Mesa Wind Power Corporation dated July 3, 2006.(2)

4.19

Amendment to Agreement and Plan of Merger among PAMC Management Corporation, Alta Mesa Energy, LLC, Mesa Wind Developers, Zond-PanAero Wind System Partners I, Zond PanAero Wind System Partners II, Western Wind Energy Corp.; and Mesa Wind Power Corporation dated July 21, 2006.(2)

4.20 4.21	Loan Agreement between Pacific Hydro and Western Wind dated July 24, 2006.(2) Loan Agreement between Heidi Ciachurski and Western Wind dated November 30, 2006.(2)
5.0	Not applicable.
6.0	Not applicable.
7.0	Not applicable.
8.0	Our wholly-owned subsidiaries are as follows:

(i) Verde Resources Corporation incorporated in Arizona;
    Aero Energy, LLC, a California Limited Liability Company;
    Eastern Wind Power Inc., incorporated in New Brunswick, Canada;
    Mesa Wind Power Corporation, incorporated in Delaware; and
    Verde Resources Construction Corporation, incorporated in Arizona.

9.0	Not applicable.
10.0	Not applicable.
11.0	Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a).(2)
11.1	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a).(2)
12.0	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)
12.1	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)
  Incorporated by reference from our Form 20-F registration statement or annual reports previously filed.
  Filed with this annual report

.
Western Wind Energy Corp.

Consolidated Financial Statements

(A Development Stage Company)

(Expressed in Canadian Dollars)

January 31, 2006, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Western Wind Energy Corp.

We have audited the accompanying consolidated balance sheet of Western Wind Energy Corp. (a development stage company) as of January 31, 2006, and the related consolidated statements of operations and deficit, cash flows and mineral properties for the year then ended, and for the period January 5, 1998 (inception) through January 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements as of January 31, 2005 and for the years ended January 31, 2005 and 2004, and the financial statements for the period January 5, 1998 (inception) through January 31, 2004, were audited by other auditors who have ceased operations and whose reports dated May 25, 2005 and June 10, 2004, respectively, expressed an unqualified opinion on those statements prior to restatement. The consolidated financial statements for the year ended January 31, 2005 and for the period from January 5, 1998 (inception) through January 31, 2004 prior to restatement, as described below, included a net loss of $2,803,208 and $4,405,502, respectively. Our opinion on the consolidated statements of operations and deficit and cash flows for the period January 5,1998 (inception) through January 31, 2006, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Wind Energy Corp., at January 31, 2006, and the results of its operations and its cash flows for the year then ended and the period from January 5, 1998 (inception) through January 31, 2006, in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements of Western Wind Energy Corp. as of January 31, 2005 and for the year then ended, prior to the adjustments described in notes 2, and 21, were audited by other auditors who have ceased operations. As described in Note 2, the Company recorded a prior period adjustment to accrue stock based compensation expense on stock options issued in the years ended January 31, 2006 and 2005, which were not previously recorded. In addition, the adjustments described in Note 2 affected the disclosures and reconciliations from Canadian to United States generally accepted accounting principles, as described in Note 21. We audited the adjustments to the 2005 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 consolidated financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that Western Wind Energy Corp. will continue as a going concern. The conditions described in Note 1 raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our previous audit report dated September 1, 2006 has been withdrawn and the 2006 and 2005 consolidated financial statements have been restated as described in notes 2 and 21.

Vancouver, Canada,
September 1, 2006, except as to Notes 2, 4, 11, 12, 13, 14,
15, 18 and 21, which are as of July 4, 2007. Chartered Accountants

MOORE STEPHENS ELLIS FOSTER LTD.
Chartered Accountants

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
WESTERN WIND ENERGY CORP. (A development stage company)

We have audited the consolidated balance sheet of Western Wind Energy Corp. (A development stage company) (the "Company") as at January 31, 2005 and the consolidated statements of operations and deficit and cash flows for the years ended January 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and the results of its operations and its cash flows for the years ended January 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the Company's financial position and its shareholders' equity as at January 31, 2005 and its results of operations for the years ended January 31, 2005 and 2004, as summarized in Note 21 to the consolidated financial statements.

Vancouver, Canada /s/ Moore Stephens Ellis Foster Ltd.
May 25, 2005 Chartered Accountants
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

Our report to the shareholders dated May 25, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the independent auditors' report when these issues are adequately disclosed elsewhere in the consolidated financial statements.

MOORE STEPHENS ELLIS FOSTER LTD.
Chartered Accountants

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
WESTERN WIND ENERGY CORP.
(A development stage company)

We have audited the consolidated statements of operations and deficit and cash flows of Western Wind Energy Corp. (A development stage company) (the "Company") for the period from January 5, 1998 (inception) to January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the period from January 5, 1998 (inception) to January 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada /s/ Moore Stephens Ellis Foster Ltd.
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

Our report to the shareholders dated June 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the independent auditors' report when these issues are adequately disclosed elsewhere in the consolidated financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Balance Sheets
January 31, 2006 and 2005
(Expressed in Canadian Dollars)

	Note	2006	2005
		Restated	Restated
		Note 2	Note 2
Assets
Current
Cash and cash equivalents		$5,922,795	$31,531
Refundable tax credits		56,348	69,169
Prepaid expenses and deposits		40,667	15,421
Total current assets		6,019,810	116,121
Construction in process	4	2,803,407	250,942
Investment deposit	14	-	172,020
Property and equipment deposits	5	839,819	-
Property and equipment	6	2,684,057	2,529,756
Intangible assets	7	-	375,000
Deferred charges	7	-	351,000
Total Assets		$12,347,093	$3,794,839
Liabilities
Current
Accounts payable and accrued liabilities		$466,225	$121,136
Advance from Clean Power Income Fund	10	-	400,000
Loans payable	8	366,239	135,000
Note payable	9	42,626	58,558
Total liabilities		875,090	714,694
Contingencies And Commitments	15, 18	-	-
Shareholders' Equity
Share Capital	11, 18(d)	21,490,117	8,981,033
Share subscriptions receivable	14	(129,100)	(335,208)
Contributed surplus	12	2,961,768	1,752,881
Deferred share bonus expense	14	(418,000)	-
Deficit accumulated in the development stage		(12,432,782)	(7,318,561)
Total shareholders equity		11,472,003	3,080,145
Total Liabilities and Shareholders' Equity		$12,347,093	$3,794,839
Continued Operations	1
The accompanying notes are an integral part of these financial statements
On behalf of the board:
"Claus Andrup"	"V. John Wardlow"
Claus Andrup	V. John Wardlow
(Director)	(Director)

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Statements of Operation and Deficit
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

		Period From	Year	Year	Year
		January 5, 1998	Ended	Ended	Ended
		(Inception) To	January 31	January 31	January 31
	Note	January 31, 2006	2006	2005	2004
		Restated	Restated	Restated
		Note 2	Note 2	Note 2
Expenses
Advertising and promotion		$205,506	$93,662	$95,547	$7,700
Amortization-deferred charges		2,625	-	-	2,625
Amortization-discount on promissory note		22,487	-	-	20,247
Amortization-equipment		103,109	51,360	32,157	15,306
Bonuses	14	1,087,353	1,087,353	-	-
Communications		390,439	283,664	106,775	-
Consulting and directors' fees	14	2,108,829	539,706	457,127	363,266
Financing costs	14	329,435	256,935	72,500	-
Foreign exchange loss (gain)		37,258	38,339	(1,081)	-
Interest and bank charges		158,697	120,812	13,132	19,035
Management fees	14	515,925	131,725	142,200	79,000
Office and secretarial	14	537,264	129,026	93,358	113,590
Professional fees		1,262,409	397,392	246,393	279,910
Project costs		536,517	150,772	226,805	182,745
Regulatory fees		276,218	93,029	28,844	16,847
Rent	14	94,131	45,216	21,215	17,700
Stock-based compensation	11	2,289,668	536,787	1,010,317	321,541
Telephone		102,923	40,323	29,304	11,114
Travel and automotive	14	975,256	295,829	236,788	154,708
Loss before the following		(11,036,049)	(4,291,930)	(2,811,381)	(1,605,334)
Interest income		18,990	5,424	697	1,825
Loss on the sale of marketable securities		(2,156)	-	-	-
Write off of advances receivable	14	(89,796)	(89,796)	-	-
Write off of land leases and wind data	7	(828,375)	(726,000)	(102,375)	-
Write off of mineral claims		(541,007)	-	-	-
Write-down of marketable securities		(15,000)	-	-	-
Gain on sale of mineral claims		66,763	-	-	-
Gain on forgiveness of debt		5,767	-	-	-
Loss before income taxes		(12,420,863)	(5,102,302)	(2,913,059)	(1,603,509)
Income tax provision	13	11,919	11,919	-	-
Loss for the period		(12,432,782)	(5,114,221)	(2,913,059)	(1,603,509)
Deficit, beginning of period,		-	(7,318,561)	(4,405,502)	(2,801,993)
Deficit, end of period		$(12,432,782)	$(12,432,782)	$(7,318,561)	$(4,405,502)
Loss per share-basic and diluted			$(0.30)	$(0.21)	$(0.15)
Weighted average number of common shares outstanding-basic and diluted			17,256,697	13,924,833	10,875,543
The accompanying notes are an integral part of these financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Statement of Cash Flows
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

	Period From
	January 5, 1998	Year	Year	Year
	(Inception) To	Ended	Ended	Ended
	January 31	January 31	January 31	January 31
	2006	2006	2005	2004
	Restated	Restated	Restated
	Note 2	Note 2	Note 2
Cash flows from (used in) operating activities
	$(12,432,782)	$(5,114,221)	$(2,913,059)	$(1,603,509)
Loss for the period
Add: items not involving cash:
Amortization-deferred charges	2,625	-	-	2,625
Amortization-discount on promissory note	22,487	-	-	20,247
Amortization-equipment	103,109	51,360	32,157	15,306
Bonuses paid in shares and to repay investment deposit	1,087,353	1,087,353	-	-
Financing fees settled by issuance of shares	319,435	256,935	62,500	-
Gain on sale of mineral claims	(66,763)	-	-	-
Gain on forgiveness of debt	(5,767)	-	-	-
Write off of land leases and wind data	828,375	726,000	102,375	-
Stock-based compensation expense	2,289,668	536,787	1,010,317	321,541
Loss on the sale of marketable securities	2,156	-	-	-
Write off of mineral rights	541,007	-	-	-
Write down of marketable securities	15,000	-	-	-
Legal expenses settled by the issue of shares	15,000	-	-	-
	(7,279,097)	(2,455,786)	(1,705,710)	(1,243,790)
Change in non-cash working capital items:
Refundable tax credits	(56,348)	12,821	(51,269)	5,434
Prepaid expenses and deposits	(40,667)	(25,246)	(8,560)	(6,111)
Accounts payable and accrued liabilities	466,123	345,089	35,326	16,172
Net cash used in operating activities	(6,909,989)	(2,123,122)	(1,730,213)	(1,228,295)
Cash flows from (used in) financing activities
Shares issued for cash	19,862,962	11,797,024	1,791,831	2,653,593
Loans payable	366,239	231,239	135,000	-
Advances from (to) Clean Power Income Fund	-	(400,000)	400,000	-
Advances from (to) related party	5,767	-	(19,952)	(24,967)
Notes payable	42,626	(15,932)	(8,037)	(87,426)
Net cash used in financing activities	20,277,594	11,612,331	2,298,842	2,541,200
Cash flows from (used in) investing activities
Purchase of property and equipment	(2,787,167)	(205,661)	(561,029)	(867,691)
Construction in process	(2,803,407)	(2,552,465)	(250,942)	-
Property and equipment deposits	(839,819)	(839,819)	-	-
Investment deposit	(172,020)	-	-	(172,020)
Purchase of marketable securities	(43,500)	-	-	-
Acquisition of mineral rights	(191,072)	-	-	-
Deferred exploration	(349,932)	-	-	-
Proceeds from the sale of marketable securities	26,344	-	-	-
Proceeds on disposal of mineral rights	66,763	-	-	-
Increase in deferred charge	(351,000)	-	-	-
Net cash used in investing activities	(7,444,810)	(3,597,945)	(811,971)	(1,039,711)
Increase (decrease) in cash & cash equivalents	5,922,795	5,891,264	(243,342)	273,194
Cash and cash equivalents, beginning of period	-	31,531	274,873	1,679
Cash and cash equivalents, end of period	$5,922,795	$5,922,795	$31,531	$274,873
Supplemental disclosure of cash flow information:
Interest paid in cash	$133,169	$128,018	$5,151	$19,035
Income taxes paid in cash	-	-	-	-
The accompanying notes are an integral part of these financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

1.		Nature of Business and Continued Operations

Western Wind Energy Corp. (the "Company") is in the business of developing wind energy projects on properties either owned or leased by the Company in New Brunswick, California and Arizona. The Company holds these wind farm properties in North America through its wholly owned subsidiaries Eastern Wind Power Inc. ("EWP"), Verde Resources Corporation ("Verde") and Aero Energy, LLC ("Aero").

The Company is the subject of several lawsuits with Pacific Hydro as detailed in notes 15 and 18. If the Company is not successful in its defence of these lawsuits or settlement thereof, Mesa Wind Farm may be transferred to Pacific Hydro to repay the US$13,400,000 acquisition loan (Note 18 (a)) provided by Pacific Hydro. In addition, Pacific Hydro has made a claim that the Company is required to repurchase 4,333,333 common shares of the Company at a price of $1.50 per share (Note 18 (d)), and that the Company is required to joint venture wind projects in Riverside and Kern Counties, California and Mohave County, Arizona with Pacific Hydro (Note 18(e)).

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in these projects totalling $6,073,945 (Notes 18(f) and (g)).

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to settle the lawsuits with Pacific Hydro and to obtain necessary financing to repay the loan from Pacific Hydro of US$13,400,000 (Note 18(a)), to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management's plan in this regard is to raise equity financing as required.

2.		Correction of Error in Recording Stock Based Compensation

Subsequent to January 31, 2006, the Company identified errors in the recording of stock based compensation for the years ended January 31, 2005 and 2006. For the year ended January 31, 2005, the calculation of stock based compensation omitted the issue of 250,000 stock options on September 2, 2004 with an exercise price of $1.40 per share. For the year ended January 31, 2006, the calculation of stock based compensation omitted the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

The effect of the adjustments on the consolidated balance sheets, consolidated statement of operations and deficit and consolidated statement of cash flows are as follows:
		Consolidated Balance Sheets
	As Previously		As	As Previously		As
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
	2006	2006	2006	2005	2005	2005
Contributed surplus	$2,645,011	$316,757	$2,961,768	$1,643,030	$109,851	$1,752,881
Deficit accumulated
in the development stage	(12,116,025)	(316,757)	(12,432,782)	(7,208,710)	(109,851)	(7,318,561)

		Statement of Operations and Deficit
	As Previously		As	As Previously		As
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
	2006	2006	2006	2005	2005	2005
Stock based compensation	$329,881	$206,906	$536,787	$900,466	$109,851	$1,010,317
Loss before the following	(4,085,024)	(206,906)	(4,291,930)	(2,701,530)	(109,851)	(2,811,381)
Loss before income taxes	(4,895,396)	(206,906)	(5,102,302)	(2,803,208)	(109,851)	(2,913,059)
Loss for the period	(4,907,315)	(206,906)	(5,114,221)	(2,803,208)	(109,851)	(2,913,059)
Deficit, beginning of period	(7,208,710)	(109,851)	(7,318,561)	(4,405,502)	-	(4,405,502)
Deficit, end of period	$(12,116,025)	$(316,757)	$(12,432,782)	$(7,208,710)	$(109,851)	$(7,318,561)

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

2.		Prior Period Adjustment (Continued)
			Statement of Operations and Deficit (Continued)
			From January 5, 1998
			To January 31, 2006
		As Previously			As
		Reported	Adjustment		Restated
Stock based compensation		$1,972,911	$316,757		$2,289,668
Loss before the following:		(10,719,292)	(316,757)		(11,036,049)
Loss before income taxes		(12,104,106)	(316,757)		(12,420,863)
Loss for the period		(12,116,025)	(316,757)		(12,432,782)

	As Previously		As	As Previously		As
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
	2006	2006	2006	2005	2005	2005
Loss per share-basic and
diluted	$(0.28)	$(0.02)	$(0.30)	$(0.20)	$(0.01)	$(0.21)

			Statement of Cash Flows
	As Previously		As	As Previously		As
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
	2006	2006	2006	2005	2005	2005

Cash flow from (used) in operations
Loss for the period	$(4,907,315)	$(206,906)	$(5,114,221)	$(2,803,208)	$(109,851)	$(2,913,059)
Add: items not requiring cash
Stock based compensation	329,881	206,906	536,787	900,466	109,851	1,010,317

			From January 5, 1998
			To January 31, 2006
			As Previously		As
			Reported	Adjustment	Restated
Loss for the period			(12,116,025)	(316,757)	(12,432,782)
Add: items not requiring cash
Stock based compensation			1,972,911	316,757	2,289,668

3.	Significant Accounting Policies
a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, EWP, and U.S. subsidiaries, Verde and Aero. All significant inter-company accounts and transactions have been eliminated.

b)	Use of Estimates

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

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

3.		Significant Accounting Policies (Continued)
	c)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities at the purchase date of less than three months.
	d)	Property and Equipment
Land is recorded at cost plus site investigation, legal and title insurance costs.

Equipment consists of wind equipment, furniture and equipment, and vehicles. It is recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful life of 5 years using the straight-line method.

	e)	Construction in Process

Construction in process costs are costs incurred for the development of wind farm sites. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company's ability to obtain financing to complete the development of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at January 31, 2006, the Company has not commenced commercial operations of any projects.

	f)	Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

	g)	Long-lived Assets Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset's carrying amount exceeds its fair value.

	h)	Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at January 31, 2006 and 2005, the Company did not have any asset retirement obligations.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

3.		Significant Accounting Policies (Continued)
	i)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

	j)	Foreign Currency Translation

Assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translation are included in income (loss) for the period.

	k)	Loss Per Share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic loss per share until the conditions for their release are satisfied.

As the Company incurred losses for the year ended January 31, 2006, the stock options and share purchase warrants, as disclosed in note 10, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

	l)	Stock based compensation

The Company follows the Canadian Institute of Chartered Accountants' Handbook section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to employees and directors of the Company require the application of the fair value method, as recommended by the Canadian Institute of Chartered Accountants. All stock option awards granted to employees and directors of the Company after January 31, 2002 have been accounted for using the fair value method.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company's stock

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

4.	Construction in Process

		2006	2005
	Grand Manan 20 MW Project	$689,609	$250,942
	Steel Park 15 MW Project	2,015,269	-
	Windstar 120 MW project	98,529	-
		$2,803,407	$250,942

The Company has interests in the following 3 projects:
Grand Manan 20 MW Project

On September 29, 2004, the Company's wholly owned subsidiary, EWP, entered into a formal and binding 20-year power purchase agreement ("PPA") with New Brunswick Power that provides for the sale to New Brunswick Power of the available output of 20 Megawatts (MW) of wind power for a period of 20 years from its new wind farm to be located on Grand Manan Island, New Brunswick. The PPA requires that the facility be completed prior to October 31, 2006. If the project is not completed by that date, New Brunswick Power can demand the payment of $200,000 as damages and, if payment is not made, call the $200,000 performance bond secured by funds provided by a third party. At that time, the Company would have a liability of $200,000 to a third party that is not recorded in the Company's financial statements.

At October 31, 2006, the facility was not completed and New Brunswick Power demanded payment and then called the performance bond. At that time, the Company recorded a liability of $200,000 to the third party who provided security for the performance bond and wrote off its investment in the capitalized construction-in-progress and capital assets. The total amount written off in the year ended January 31, 2007 was $1,149,339 (Note 18(f)).

Steel Park 15 MW Project

On May 3, 2004, the Company's wholly owned subsidiary, Verde, entered into a Master PPA with Arizona Public Service Company, a company organized under the laws of the State of Arizona. Pursuant to the Master PPA, APS will purchase from Verde the available output of 15 MW's of wind power for a period of 10 years from its new wind farm to be located near Kingman, Arizona. The PPA requires that the facility be completed prior to March 31, 2007.At that date, the facility was not completed and on April 11, 2007, Arizona Public Service terminated the power purchase agreement.

In April 2006, the Company entered into a joint venture agreement with Pacific Hydro to finance the development of the Steel Park 15 MW Project. In September 2006, Pacific Hydro advised the Company that it did not wish to proceed with the project. As a result of the termination of the PPA with Arizona Public Service and the loss of the financial resources of Pacific Hydro to complete the project, the Company wrote off its investment in construction-in-progress and investment in Steel Park, LLC totalling $4,924,606 (Note 18(g)). The write-off was made in the year ended January 31, 2007.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)
4.	Construction in Process (Continued)
Windstar 120 MW Project

In March 7, 2005, the Company's wholly owned subsidiary, Aero, entered into a formal PPA with Southern California Edison Company ("Edison") for the sale to Edison of the available output of up to 120 MW's of wind power for a period of 20 years from its new wind farm located in Tehachapi, California. The PPA requires that the facility be completed by December 31, 2008. The PPA with Southern California Edison permits the Company to terminate the PPA if turbine prices exceed $850 per kw and receive a refund of the US$1 million performance bond.

The Company has entered into an Alliance Agreement with Pacific Hydro that may require the Company to joint venture the Windstar 120 MW Project with Pacific Hydro. The Alliance Agreement is being litigated as described in Note 18(e).

The Company has incurred initial construction costs on these projects for the creation of roads, environmental impact and wind studies with respect to placement of the wind turbines, preliminary engineering and wind turbine acquisition.

5.	Property and Equipment Deposits

		2006	2005
	Windridge	$670,798	$-
	Windstar	43,546	-
	Steel Park	125,475	-
		$839,819	$-

Windridge

The Company has entered into an agreement to purchase the Windridge land and wind turbines and an assignment of a power purchase agreement with Edison for US$550,000 (CDN$657,250) (2005-$nil) and has secured the purchase by advancing the cash portion of the purchase price to the title insurance company. In addition, the legal, title insurance and environmental report costs have been capitalized.

The purchase price of the wind farm is US$825,000 (CDN$985,875) payable by US$550,000 (CDN$657,250) on closing and the balance of US$275,000 (CDN$328,625) by a first mortgage convertible into shares at CDN$1.60 per share at the holder's option.

Subsequent to the year end, on February 17, 2006, the purchase of the land and wind turbines and assignment of the power purchase agreement was completed.

Windstar

The Company entered into agreements to purchase land for the Windstar project in Tehachapi, California for US$36,440 (CDN$43,546). The funds to complete the purchase have been deposited with the title insurance company. The transaction to purchase land for the Windstar project has not completed. The transaction is expected to close on or about September 30, 2006. (See Note 18(e))

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

5.	Property and Equipment Deposits (Continued)
	Steel Park

The Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provides for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US$105,000 (CDN$119,595) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) prior to December 5, 2006. The transaction subsequently closed on December 5, 2006.

	As described in Note 18(g), the Company discontinued the Steel Park 15 MW Project and is reviewing the future development options for a wind farm.
6.	Property and Equipment

			Accumulated	Net Book
		Cost	Amortization	Value
	2006
	Land	$2,453,406	$ -	$2,453,406
	Wind equipment	248,241	81,004	167,237
	Furniture and equipment	52,833	17,160	35,673
	Vehicles	32,686	4,945	27,741
		$2,787,166	$103,109	$2,684,057

	2005
	Land	$2,370,533	$ -	$2,370,533
	Wind equipment	151,274	44,164	107,110
	Furniture and equipment	46,267	5,566	40,701
	Vehicles	13,431	2,019	11,412
		$2,581,505	$51,749	$2,529,756

Land having an original cost of $188,023 is securing the note payable of $42,626 (see note 8). The Company granted a fixed and floating charge over all of its assets to the spouse of an officer and director for providing security for a US$500,000 letter of credit that was provided to Southern California Edison (see note 13i).

7.	Intangible Assets and Deferred Charges
	The Company purchased wind data in 2002 for $375,000. The Company believes that the value of the intangible asset is impaired and has written off the carrying amount during the year.

The Company entered into a 50-year land lease on September 1, 2002. The lease provided for an advance payment of $351,000 plus royalties based on the revenues generated from the sale of electricity. The Company has decided not to develop the property and has written off the carrying amount of the prepaid lease during the year.

	Comparatively, write-offs of wind data and land leases totalled $102,375 for the year-ended January 31, 2005, and $nil for the year ended January 31, 2004.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

8.	Loans Payable

The Company entered into an agreement to borrow US$550,000 (CDN$657,250) from a shareholder of the Company on August 12, 2005 to secure the purchase of land in California. The loan bears interest at 18% per year, payable quarterly and 82,500 shares were issued at a deemed price of $1.60 per share in connection with the transaction. The loan will be secured by a second charge on the land. The balance at January 31, 2006 was US$321,554 (CDN$366,239) (2005-$nil). Subsequent to January 31, 2006, the loan was repaid with accrued interest.

The Company entered into an agreement to borrow $135,000 from an arm's length third party, bearing interest at a rate of 10% per annum, compounded annually, and due on February 28, 2005. In connection with obtaining the loan, the Company issued to the lender 15,000 common shares and paid an administration fee of $10,000 in cash. The balance at January 31, 2006 was $nil (2005-$135,000), as the loan was paid in full during the year.

9.	Note Payable

The note payable of $42,626 (2005-$58,558) represents the amount due to an arm's length third party. The note payable is secured by a first charge on property having an original cost of US$111,000, bears interest at a rate of 10% per annum and is due on demand. Subsequent to January 31, 2006, the note payable was repaid in full.

10.	Advance From Clean Power Income Fund

In 2004, the Company entered into a joint venture agreement with Clean Power Income Fund ("Clean Power") to develop the Grand Manan 20 MW Project. Clean Power advanced the Company $400,000 to finance the development of the project. During the year, parties agreed not to proceed with the joint venture and the Company repaid the loan with interest at 5% per year.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

11.	Share Capital
a)	Authorized: Unlimited common shares without par value.

	Unlimited class A preferred shares without par value.

b)	Issued: Common shares
	Shares	Amount
Balance, January 31, 2004	12,141,491	$ 6,755,996
Cash transactions:
Exercise of warrants, ranging from $0.50 to $1.30 per share	1,797,533	1,470,770
Exercise of stock options, ranging from $0.20 to $0.35 per share	207,500	64,375
Private placement at $3.00 per unit, net of issuance costs of $6,000	21,000	57,000
Private placement at $1.50 per unit, net of share issuance cost of $77,850	432,161	570,392
	2,458,194	2,162,537
Non-cash transactions:
Issuance of shares in connection with a loan	15,000	22,500
Issuance of shares for services	31,250	40,000
	46,250	62,500
	2,504,444	2,225,037
Balance, January 31, 2005	14,645,935	8,981,033
Cash transactions:
Private placement at $0.82 per share, net of issuance costs of $15,000	1,181,148	953,541
Exercise of warrants at $1.60 per share	227,000	363,200
Exercise of options at $0.20 per share	55,000	11,000
Exercise of warrants at $1.80 per share	5,000	9,000
Private placement at $1.50 per share net of issuance costs of $109,520 (see note 18(d))	6,856,133	10,174,680
Exercise of options at $1.20 per share	30,000	36,000
Exercise of warrants at $1.03 per share	365,853	376,828
	8,720,134	11,924,249
Non-cash transactions:
Bonus shares in connection with a letter of credit at a deemed price of $1.50 per share (see note 13(i))	83,290	124,935
Issue of shares to pay management bonus to an officer and director at a deemed price of $1.64 per share (see note 13(e))	182,930	300,000
Bonus shares in connection with a debt financing at deemed price of $1.60 (see note 13(h))	82,500	132,000
Transfer from contributed surplus on exercise of stock options	-	27,900
	348,720	584,835
	9,068,854	12,509,084
Balance, January 31, 2006	23,714,789	$21,490,117

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

11.	Share Capital (Continued)
	c)

750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the Superintendent of Brokers or the TSX Venture Exchange. The escrow shares can be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

In addition, 121,954 shares are held in escrow, subject to the recipient's continued service, as a director or employee of the Company, and are to be released over the period to October 26, 2007 pursuant to the escrow agreement.

	d)	Share purchase warrants outstanding as at January 31, 2006:

		Number of	Exercise	Expiry
		Warrants	Price	Date
		21,000	$4.00	February 4, 2006
		37,000	1.60	May 5, 2006
		15,000	2.10	August 16, 2006
		315,500	2.10	September 3, 2006
		116,661	2.10	December 13, 2006
		122,000	1.03	March 1, 2007
		175,000	1.03	March 9, 2007
		18,295	1.03	March 10, 2007
		500,000	1.03	March 31, 2007
		415,000	1.80 (1st year)	June 15, 2006
			2.20 (2nd year)	June 15, 2007
		666,667	1.60	October 24, 2007
		441,133	1.60 (1nd year)	December 5, 2007
			2.20 (2nd year)	December 5, 2008
		1,000,000	1.60	January 27, 2008
		4,333,333	1.60	January 31, 2008
		8,176,589
		Each warrant entitles the holder to acquire one common share of the Company.

Warrants granted during the year ended January 31, 2006 were granted in conjunction with private placements of common shares, and are exercisable at the holder's option. There are no conditions whereby the Company would have to settle the warrants in cash. The details of warrants granted during the year are as follows:

		Number of	Exercise	Expiry
		Warrants	Price	Date
		122,000	$1.03	March 1, 2007
		175,000	1.03	March 9, 2007
		384,148	1.03	March 10, 2007
		500,000	1.03	March 31, 2007
		415,000	1.80 (1st year)	June 15, 2006
			2.20 (2nd year)	June 15, 2007
		666,667	1.60	October 24, 2007
		441,133	1.60 (1st year)	December 5, 2006
			2.20 (2nd year	December 5, 2007
		1,000,000	1.60	January 27, 2008
		4,333,333	1.60	January 31, 2008
		8,037,281

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

11.	Share Capital (Continued)
	e)	The Company has a stock option plan (the "Plan") and has allotted and reserved up to an aggregate of 3,199,675 common shares.

Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant and expires 5 years from the date of grant.

In the third quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share. In the second quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled. In the first quarter of 2006, the Company granted 100,000 stock options to a director of the Company to acquire shares at $1.43.

During the year ended January 31, 2005, the Company granted 350,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share. In addition, the Company granted 250,000 stock options to a consultant to the Company to acquire shares at $1.40.

		The Company recorded $536,787 of stock-based compensation expense on options vested in the year (2005-$1,010,317; 2004-$321,541).
		A summary of stock option information as at January 31, 2006 is as follows:

				Weighted Average
			Shares	Exercise Price
			Restated	Restated
			Note 2	Note 2
		Options granted at January 31, 2003	1,120,000	$0.83
		Granted	750,000	1.88
		Exercised	(57,500)	0.22
		Options granted at January 31, 2004	1,812,500	1.29
		Granted	600,000	1.43
		Exercised	(207,500)	0.31
		Options outstanding at January 31, 2005	2,205,000	1.42
		Granted	600,000	1.48
		Exercised	(85,000)	0.55
		Expired/forfeited	(550,000)	1.26
		Options outstanding at January 31, 2006	2,170,000	$1.51

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

11.				Share Capital (Continued)
Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	Restated Note 2	Restated Note 2	Restated Note 2	Restated Note 2	Restated Note 2
$0.01-$1.00	100,000	1.84	$ 0.86	100,000	$0.86

$1.01-$2.00	1,820,000	2.95	$ 1.42	1,157,500	$1.32

$2.01-$3.00	250,000	2.76	$ 2.43	650,000	$2.42

	2,170,000	2.88	$ 1.51	1,907,500	$ 1.67

f)

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-interest rate of 4.00% (2005-4%; 2004-3%), dividend yield 0% (2005-0%; 2004-0%), volatility of 76% (2005-79%; 2004-59%) and expected lives of approximately 5 years (2005-5 years; 2004-5 years). The weighted average fair value of stock options granted during the year ended January 31, 2006 was $1.06 (2005-$0.89; 2004-$1.31).

12.	Contributed Surplus
	Contributed Surplus has changed as follows:
				2006	2005
				Restated	Restated
				Note 2	Note 2
	Balance, beginning of the year			$1,752,881	$742,564
	Stock-based compensation expense			536,787	1,010,317
	Bonus payable by issuance of 426,829 shares (see note 13d)			700,000	-
	Transfer to share capital on exercise of stock options			(27,900)	-
				$2,961,768	$1,752,881

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

13.	Income Taxes
	Income taxes:	2006	2005	2004
	Current	$11,919	$-	$-
	Future	-	-	-
		$11,919	$-	$-

The items accounting for the difference between income taxes computed at the statutory rate of 34.46% (34.78% in 2005, 34.61% in 2004) and the provision for income taxes are as follows:
		2006	2005	2004
		Restated	Restated
		Note 2	Note 2
	Earnings before income tax	$ (5,114,221)	$(2,913,059)	$(1,603,509)
	Computed tax recovery at statutory rate	$(1,762,361)	$(1,013,162)	$(554,974)
	Increase (decrease) resulting from:
	Permanent differences:
	Meals and entertainment	9,318	9,599	5,368
	Stock-based compensation	184,884	351,388	114,147
	Foreign exchange translation gain/loss	84,934	(2,189)	135
	Branch interest deduction limitation	17,570	-	-
	State minimum taxes, net of federal benefit	7,866	-	-
	Non-deductible legal fees	-	-	870
	Change in valuation allowance	1,279,421	586,639	352,835
	Difference between foreign exchange rate used	154,287	67,725	81,619
	in converting change in valuation allowance
	Tax rate changes	(143,000)	-	-
	Expired losses carryover	179,000	-	-
	Income tax expense	$11,919	$-	$-

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future income taxes were as follows:

		2006	2005	2004
	Future income tax assets:
	Sponsorship fees	$5,378	$10,757	$16,135
	Regulatory costs	26,420	-	-
	Intangible assets	163	175	189
	Share issuance cost	-	-	92
	Bad debt	31,878	-	-
	Net operating losses carry forward	3,155,202	1,894,689	1,261,961
		3,219,041	1,905,621	1,278,377
	Future income tax liabilities:
	Fixed assets	(5,456)	(6,739)	(3,831)
	Intangible assets	(5,363)	(19,346)	(13,569)
	Legal costs	(7,380)	-	-
	Development costs	(50,350)	(26,725)	-
	Share issuance cost	(33,570)	(11,786)	-
		(102,119)	(64,596)	(17,400)
	Net FIT Asset (Liability) before valuation allowance	3,116,922	1,841,025	1,260,977
	Valuation allowance	(3,116,922)	(1,841,025)	(1,260,977)
	Net FIT Asset (Liability) after valuation allowance	$-	$-	$-

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)
13.	Income Taxes (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of January 31, 2006, the Company does not believe it meets the criteria to recognize deferred tax assets, and has accordingly provided a full valuation allowance.

At January 31, 2006, the Company has total net operating loss carry forwards for U.S. federal income tax purposes of approximately $6.4 million which expire at various times commencing in 2021. Net operating loss carry forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non capital loss carry forwards of approximately $2.0 million which expire at various times commencing in 2007.

	The tax impact of the losses has not been recorded in the consolidated financial statements.
14.	Related Party Transactions
	a)	The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:
			2006	2005	2004
		Consulting and directors' fees	$ 458,642	$172,335	$167,871
		Bonuses	920,687	-	-
		Management fees	131,725	142,200	46,000
		Office and secretarial	37,000	30,000	36,700
		Rent	26,000	-	17,700
		Travel and automotive	34,139	35,415	19,372
		Financing costs	256,935	-	-
		Interest	98,407	-	-
			$1,963,535	$379,950	$287,643

	b)

Subscriptions receivable (received) from the spouse of a director of the Company are $129,100 (2005-($20,000)). On December 5, 2006, the spouse advanced the Company $630,000 and repaid the subscription receivable.

	c)

Write off of advances receivable of $89,796 (2005-$nil; 2004-$nil) relate to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers. However, at this time, recoverability of the amounts written-off is uncertain.

	d)

A bonus of $700,000 (2005-$nil; 2004-$nil) was awarded to a director and officer of the Company and will be settled through the issuance of 426,829 shares. Once issued, the shares will be held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $407,000 (2005-$nil; 2004-$nil) has been expensed in the year-ended January 31, 2006 and $293,000 (2005-$nil) has been deferred and will be amortized to expense pursuant to the terms of the agreement.

	e)

The Company paid a bonus of $300,000 (2005-$nil; 2004-$nil) to an officer and director through the issue of 182,930 shares at a deemed price of $1.64. The shares are held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $175,000 (2005-$nil; 2004-$nil) has been expensed in the year ended January 31, 2006, and $125,000 (2005-$nil) has been deferred and will be amortized to expense pursuant to the terms of the agreement.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

14.		Related Party Transactions (Continued)
	f)	Subscriptions receivable from an officer and director, a director and a former director of the Company are $nil (2005-$335,208).
g)

The investment deposit receivable at January 31, 2005 from an officer and director of $172,020 and share subscriptions receivable of $333,333 from an officer and director and a former director were paid by way of a bonus during the year ended January 31, 2006.

h)

A shareholder provided a loan of US$550,000 to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a deemed price of $1.60 per share. Interest charged on the loan totalled US$40,851 (CDN$49,254) (2005-$nil; 2004-$nil).

i)

The spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest at 12% of letter of credit and the issue of 83,290 bonus shares at a deemed price of $1.50 per share. Interest charged on the letter of credit totalled US$40,767 (CDN$49,153) (2005-$nil; 2004-$nil). Subsequent to the year end, a new Letter of Credit was established for US$1 million (CDN$1,139,000) and the original Letter of Credit was released. The new Letter of Credit is secured by US$1 million (CDN$1,139,000) in cash.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

15.		Commitments and Contingencies
a)

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
2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and
If any additional revenue from the sale of CO2 emission reduction credit is generated, the Company shall pay the lessor additional annual rent at the rates set out above.
The Company has entered into a verbal understanding to pay the lessor an additional rent of 0.5% of annual sales revenue.
b)

In October 2004, the Company opened a Letter of Credit in favour of New Brunswick Power ("NBP") for $200,000, which is valid until November 1, 2006. NBP can withdraw funds from the Letter of Credit if EWP does not commission the wind plant by October 31, 2006. Security for the Letter of Credit was provided by a third party. In the event that the wind plant is not commissioned by October 31, 2006, the Company will be liable for the $200,000. NBP called the performance bond on October 31, 2006 and the Company accrued the $200,000 liability, as at October 31, 2006 (See Note 18(f)).

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

15.		Commitments and Contingencies (Continued)
c)

In April 2005, the Company opened a Letter of Credit in favour of Southern California Edison for USD$500,000 (CDN$639,500), which is valid until December 31, 2006 with an option by the Company to extend to December 31, 2008. The Letter of Credit was provided by the spouse of a director in consideration for a charge on the Company's assets, interest of 12% of the undrawn amount and the issue of 83,290 common shares to the related party at a price of $1.50 per share.

Subsequent to the year end, a new Letter of Credit was established for US$1 million (CDN$1,139,000) and the original Letter of Credit was released. The new Letter of Credit is secured by US$1 million (CDN$1,139,000) in cash.

d)

The Company entered into an agreement on June 30, 2005 to purchase land, wind turbines and an assignment of a power purchase agreement expiring in 2014 for US$825,000. The Company placed US$550,000 in trust with a title insurance company and the balance of the purchase price will be paid by a first mortgage on the land convertible into shares at CDN$1.40 per share at the holder's option with interest payable at 8% per year and due on February 17, 2008. The purchase was completed in February 2006.

e)

In January 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing within certain geographic areas and requires Pacific Hydro to fund development and construction costs on projects that are satisfactory to them (See Note 18(e)).

f)

In November, 2005, the Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provides for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US $105,000 (CDN $119,595) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) prior to the earlier of December 5, 2006 or the date construction commences. The Company has made both non-refundable deposit payments. On December 5, 2006, the purchase price of the land was increased to US$1,638,746 and the vendor agreed to provide a US$825,000 mortgage payable on June 6, 2007 with interest at 7%. The transaction was completed on December 5, 2006 by the payment of US$603,746 on closing.

g)

During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totaling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, the $350,000 bonus agreement with the former officers of EWP was cancelled and the officers of EWP, who were the beneficiaries, were terminated for cause. The former officers of EWP have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable at this time.

h)

The Company is being sued by a former director of EWP for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services. Management believes that the action is without merit; however, the ultimate outcome is not determinable at this time.

i)

On June 29, 2006, the Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

15.		Commitments and Contingencies (Continued)
j)

On March 20, 2006, the Company entered into an agreement to purchase fifteen 1 MW wind turbines from Mitsubishi Power Systems Inc. On April 26, 2006, the Company established Steel Park LLC, a joint venture company with Pacific Hydro Limited to develop the Steel Park 15 MW Project. On April 26, 2006, the Turbine Supply Agreement was assigned to Steel Park, LLC. Pursuant to Steel Park LLC's operating agreement, Pacific Hydro Limited provided funding to secure the balance of the turbine supply contract and was granted a first charge on the wind turbines and the Company's capital account in Steel Park, LLC. In September 2006, Pacific Hydro advised the Company that it did not wish to proceed with the Steel Park 15 MW Project. The wind turbines were delivered by Mitsubishi Power Systems Inc. and are in storage awaiting the outcome of the settlement negotiations between the Company and Pacific Hydro related to the lawsuits described in note 18.

	k)	The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year.

If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties.

The Company has not been challenged on this issue, and as such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in these consolidated financial statements.

16.		Non-cash Financing Activities

During the year ended January 31, 2006, the Company issued 83,290 shares at a deemed price of $1.50 per share in connection with the letter of credit for USD$500,000 provided to Southern California Edison and 82,500 shares at a deemed price of $1.60 per share were issued in connection with the US$550,000 loan to secure the purchase of the Windridge property.

17.		Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash and cash equivalents, refundable tax credits, deposits, accounts payable, advance from Clean Power Income Fund, loans payable and the note payable approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the US. The Company will generate US dollar revenues from its projects in the future, but raises funds denominated in Canadian dollars to invest in its US projects and incurs corporate overhead costs in Canadian dollars.

The Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

18.		Subsequent Events
(a)

The Company entered into an agreement on July 21, 2006 to purchase the common shares of PAMC Management Corporation that has a right-of-way that expires in 2013 near Palm Springs, California, a 29.9 MW power purchase agreement with Southern California Edison expiring in 2010 and 460 Vestas wind turbines for US$13,400,000 (CDN$15,262,600) (collectively "Mesa Wind Power"). The purchase price was financed by a loan from Pacific Hydro Limited and is repayable in part no later than September 30, 2006 through a proposed US$7,000,000 share offering ("the Loan Replacement Private Placement") and the balance was due on December 31, 2006 with interest at LIBOR plus 6%. The Company offered to Pacific Hydro the opportunity to subscribe to the share offering, but Pacific Hydro declined. The proposed share offering would be used to repay the loan into shares of the Company. If the Company fails to repay a portion of the loan by September 30, 2006, half the shares of Mesa Wind Power will be transferred to Pacific Hydro Limited. The loan from Pacific Hydro is currently outstanding.

At the Company's annual general meeting on September 25, 2006, the Loan Repayment Private Placement was approved by the Shareholders. The Company was not advised by Pacific Hydro Limited that it would participate in a US$7,000,000 private placement to reduce the loan. Therefore, the entire loan was repayable on December 31, 2006.

On November 7, 2006, Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not subscribe to the proposed US$7,000,000 private placement to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan would have been December 31, 2006. The Counterclaim states that Pacific Hydro has obstructed the Company's efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company. Management believes that the outcome of the lawsuit is indeterminable at this time.

(b)

On February 17, 2006, the Company completed the purchase of the Windridge Generating Facility. Pursuant to the purchase agreement, the Company acquired 192 acres of land, 43 wind turbines, electrical infrastructure and an assignment of power purchase agreement with Southern California Edison for the production and sale of up to 4.5 MW of electricity. The purchase price was US$825,000, of which US$550,000 was paid in cash and US$275,000 was paid by the issuance of a 2-yar convertible promissory note secured by a first mortgage on the Windridge real estate. The note bears interest at 8% per year, is convertible into common shares at price of US$1.40 per share and is redeemable on 30 days notice.

(c)

The Company completed the purchase of 1,128 acres of land near Kingman, Arizona for US$1,638,746 on December 5, 2006. The Company entered into a US$825,000 mortgage with the vendor that is payable with interest at 7% per year on June 6, 2007.

The spouse of an officer and director advanced the Company $630,000 to finance the purchase of the 1,128 acres near Kingman, Arizona. Subject to the approval of the TSX Venture Exchange, the balance of the advance bears interest at LIBOR plus 5.98% per year and maturing on November 30, 2008. In addition, the Company agreed to pay a bonus of 146,500 shares at a deemed price of $0.86 per share as compensation for the loan.

On June 5, 2007, the Company paid US$412,500 plus accrued interest and a mortgage renegotiation fee of $21,000, so that the term of the mortgage was extended to December 6, 2007. A significant shareholder loaned the Company US$412,500 and secured the loan by a second charge on the property. The loan from the shareholder bears interest at 12% and is due on July 1, 2009. In addition, the significant shareholder will receive a bonus of 118,000 shares at a value of $0.75 per share.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

18.		Subsequent Events (Continued)
(d)

On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro alleges that it has a put option pursuant to the Exclusivity Deed entered into on October 20, 2005. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the terms and conditions of the private placement are described in the Subscription Agreement entered into by Pacific Hydro and that the Subscription Agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro. Management believes that Pacific Hydro's claim is without merit.

(e)

On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California as security for a loan, without their consent. Pacific Hydro alleges that the chief executive officer made comments that the Company may sell the property, lease it to a third party, develop it on a piecemeal basis or use it as security for a loan. The Company is claiming that the Alliance Agreement relates solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development is subject to the mutual agreement of the proposed development by both parties. The Company has filed a statement of defence. Management believes that the allegations by Pacific Hydro are without merit.

(f)

On October 31, 2006, the Grand Manan 20 MW wind energy facility was not completed and New Brunswick Power terminated the PPA. The $200,000 performance bond was called by New Brunswick Power, the Company recorded the $200,000 as a liability and the Company wrote off the capitalized construction-in-progress and capital assets. The total amount written off in the year ended January 31, 2007 was $1,149,339.

(g)

During September 2006, the Company was notified by Pacific Hydro that it did not wish to continue with the development of the Steel Park 15 MW project. As a result, the Company was not able to meet its deadline to complete the project by March 31, 2007. Arizona Public Service terminated the Power Purchase Agreement on April 11, 2007 as a result of the default. At January 31, 2007, the Company wrote off its capital contributions to Steel Park, LLC and the direct investment in the Steel Park 15 MW Project totalling $4,924,606. The Company is reviewing its future development options.

The Company assigned the Turbine Supply and Maintenance Agreement with Mitsubishi Power Systems Inc. to Steel Park, LLC and the turbines reservation payments totalling US$3,300,000 were recorded as a capital contribution to Steel Park, LLC. Pacific Hydro provided a letter of credit to Mitsubishi Power Systems for the balance of the cost of the wind turbines and secured the letter of credit with a charge on the wind turbines and on the Company's capital account.

	(h)	Since January 31, 2006, the Company purchased an additional 230 acres of land for US$382,723 and entered into an agreement to purchase an additional 77 acres of land in California for US$250,000.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

18.		Subsequent Events (Continued)
	(i)

On April 28, 2006, the Company obtained an order from the Federal Energy Regulatory Commission requiring the Sagebrush Partnership to grant the Company access to their transmission line in the Tehachapi Pass Wind Park which connects to Southern California Edison's transmission systems. The Federal Energy Regulatory Commission also ordered the parties to negotiate and enter into a transmission agreement. The Sagebrush Partnership appealed the decision. On August 14, 2006, the Federal Energy Regulatory Commission ordered the parties to negotiate, within 30 days, the terms of an agreement to permit the Company to use the Sagebrush transmission line. This 30-day deadline was extended to 60 days. On March 15, 2007, the Federal Energy Regulatory Commission confirmed that the granting of transmission capacity to the Company is subject to a 33MW power project that is being planned by one of the Sagebrush Partners. The parties are to provide a copy of the transmission and interconnection agreement within 30 days for FERC approval. On May 17, 2007, FERC agreed to hear an appeal by one of the Sagebrush Partners.

	(j)

On June 8, 2007, the Company entered into a letter of intent with Pacific Hydro to settle the legal disputes between the two parties and the cessation of legal actions. Although, the letter of intent has lapsed, the parties are continuing with the documentation of the definitive settlement agreement. The agreement is subject to negotiation and execution of a definitive settlement agreement. There is no guarantee that the Company and Pacific Hydro will complete the settlement agreement.

	(k)

On July 5, 2007, the Company entered into a letter of intent to sell certain meteorological towers, land, permits, wind data and engineering reports for $250,000 payable by a deposit of $75,000, $75,000 on completion of due diligence, one-third of the balance on completion of the purchase agreement and the balance on closing. The Company has received the initial deposit.

	(l)

On July 9, 2007, the Company was sued by Michael and Grace Wystrach, who have commenced a legal action against the Company alleging damages in the amount of $351,000 for breach of a lease agreement that the Company entered into respecting certain land in Arizona. Management believes that the plaintiffs' allegations are without merit, and will be filing a statement of defence.

19.		Segmented Information

The Company is involved in the acquisition and development of wind farms, primarily in Eastern Canada and the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for each of the 2006, 2005 and 2004 fiscal years.

		2006	Canada	US	Total
		Current assets	$5,986,110	$33,700	$6,019,810
		Project development costs	689,609	2,113,798	2,803,407
		Property and equipment deposits	-	839,819	839,819
		Property and equipment	114,440	2,569,617	2,684,057
		Total assets	$6,790,159	$5,556,934	$12,347,093

		2005
		Current assets	$116,121	$-	$116,121
		Project development costs	250,942	-	250,942
		Investment deposit	-	172,020	172,020
		Property and equipment	87,203	2,442,553	2,529,756
		Intangible assets	-	375,000	375,000
		Deferred charges	-	351,000	351,000
		Total assets	$454,266	$3,340,573	$3,794,839

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

20.		Comparative Figures
		The 2005 comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.
21.		Reconciliation of Canadian and United States Generally Accepted Accounting Principles
	a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in some respects from generally accepted accounting principles in the United States (US GAAP).

	b)	The significant differences between Canadian and US GAAP that affect the Company's consolidated financial statements are summarized below:
	c)	Reconciliation of Total Assets and Liabilities:
			2006		2005
		Total assets per Canadian/US GAAP	$12,347,093		$3,794,839
		Total liabilities per Canadian/US GAAP	$875,090		$714,694
	d)	Reconciliation of Consolidated Statement of Operations Items:
			Year Ended	Year Ended	Year Ended
			January 31	January 31	January 31
			2006	2005	2004
			Restated	Restated
			Note 2	Note 2
		Loss for the period
		(Canadian GAAP)	$(5,114,211)	$(2,913,059)	$(1,603,509)
		Imputed interest	-	-	(1,950)
		Loss and comprehensive loss for the period
		(US GAAP)	$(5,114,211)	$(2,913,059)	$(1,605,459)
		Loss per share-basic and diluted (US GAAP)	$(0.30)	$(0.21)	$(0.15)
		Weighted average number of common shares
		Outstanding-basic and diluted	17,256,697	13,924,833	10,875,543
	e)	The Consolidated Statement of Shareholders' Equity, prepared in accordance with US GAAP as required, is presented as an additional schedule.
	f)	Reconciliation of Consolidated Statement of Cash Flows items is not presented since there are no significant differences to report.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

21.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)
g)	Consolidated Statement of Changes in Shareholders' Equity
						Total
			Share			Compre-
		Additional	Subscription		Total	hensive
		Paid-in	(Receivable)		Shareholders'	Net Income
	Shares	Capital	Received	Deficit	Equity	(loss)
		Restated		Restated	Restated	Restated
		Note 2		Note 2	Note 2	Note 2
Balance as at January 31, 2003	9,571,972	$4,473,409	$7,500	$(2,828,978)	$1,651,931	$-
Exercise of warrants at
$0.75 to $1.30 per share	949,000	763,600	-	-	763,600	-
Private placement at $1.05 per share net of share issuance costs of $21,190	440,686	441,721	-	-	441,721	-
Shares issued in connection with Wind Farm
Easement Agreement	100,000	105,000	-	-	105,000	-
Bonuses shares issued in connection
with a promissory note	41,000	-	-	-	-	-
Private placement at $1.05 per share
net of share issuance costs of $20,750	651,000	662,800	-	-	662,800	-
Exercise of stock options at
$0.20 to $0.35 per share	57,500	12,625	-	-	12,625	-
Private placement at $1.05 per share	115,000	120,750	-	-	120,750	-
Private placement at $3.00 per share net
of share issuance costs of $21,900	215,333	624,099	-	-	624,099	-
Imputed interest	-	1,950	-	-	1,950	-
Share subscriptions	-	-	27,998	-	27,998	-
Stock-based compensation	-	321,541	-	-	321,541	-
Components of comprehensive
net income (loss) for the year	-	-	-	(1,605,459)	(1,605,459)	(1,605,459)
Balance as at January 31, 2004	12,141,491	7,527,495	35,498	(4,434,437)	3,128,556	-
Exercise of warrants at
$0.50 to $1.30 per share	1,797,533	1,470,770	-	-	1,470,770	-
Exercise of stock options at
$0.20 to $0.35 per share	207,500	64,375	-	-	64,375	-
Issuance of shares in connection with loan	15,000	22,500	-	-	22,500	-
Private placement at $3.00 per unit net of
share issuance costs of $6,000	21,000	57,000	-	-	57,000	-
Private placement at $1.50 per unit net of
share issuance costs of $77,850	432,161	570,392	-	-	570,392	-
Issuance of shares for services	31,250	40,000	-	-	40,000	-
Share subscriptions	-	-	(370,706)	-	(370,706)	-
Stock-based compensation	-	1,010,317	-	-	1,010,317	-
Components of comprehensive
net income (loss) for the year	-	-	-	(2,913,059)	(2,913,059)	(2,913,059)
Balance as at January 31, 2005	14,645,935	10,762,849	(335,208)	(7,347,496)	3,080,145	-

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

21.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)
g)	Consolidated Statement of Changes in Shareholders' Equity
						Total
			Share			Compre-
		Additional	Subscription		Total	hensive
		Paid-in	(Receivable)		Shareholders'	Net Income
	Shares	Capital	Received	Deficit	Equity	(loss)
		Restated		Restated	Restated	Restated
		Note 2		Note 2	Note 2	Note 2
Balance as at January 31, 2005	14,645,935	10,762,849	(355,208)	(7,347,496)	3,080,145	-
Exercise of warrants at $1.60 per share	227,000	363,200	-	-	363,200	-
Private placement at $0.82 per unit
net of issuance costs of $15,000	1,181,148	953,541	-	-	953,540	-
Exercise of options at $0.20 per share	55,000	11,000	-	-	11,000	-
Exercise of warrants at $1.80	5,000	9,000	-	-	9,000	-
Bonus shares at a deemed price of $1.60	82,500	132,000	-	-	132,000	-
Private placement at $1.50 per unit
net of issuance costs of $109,520 (See Note 18(d))	6,856,133	10,174,680	-	-	10,174,680	-
Exercise of stock options at $1.20 per unit	30,000	36,000	-	-	36,000	-
Bonus shares at a deemed price of $1.60	83,290	124,935	-	-	124,935	-
Exercise of warrants at $1.03	365,853	376,828	-	-	376,829	-
Shares issued to pay bonus at $1.64	182,930	300,000	-	-	300,000	-
Share subscriptions received	-	-	335,208	-	335,208	-
Share subscriptions receivable	-	-	(129,100)	-	(129,100)	-
Stock-based compensation	-	536,787	-	-	536,787	-
Bonuses payable by issuance of shares	-	700,000	-	-	700,000	-
Deferred bonus expense	-	(418,000)	-	-	(418,000)	-
Net loss for the year	-	-	-	(5,114,221)	(5,114,221)	(5,114,221)
Balance as at January 21, 2006	23,714,789	$24,062,820	$(129,100)	$(12,461,717)	$11,472,003	-

h)	Correction of Errors Recording Stock Based Compensation

As described in note 2, subsequent to January 31, 2006, the Company identified errors in the recording of stock based compensation for the years ended January 31, 2005 and 2006. For the year ended January 31, 2005, the calculation of stock based compensation omitted the issue of 250,000 stock options on September 2, 2004 with an exercise price of $1.40 per share. For the year ended, January 31, 2006, the calculation of stock based compensation omitted the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

	The effect of the adjustments is described in note 2, and does not differ from the adjustments made under US GAAP.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
For the Years Ended January 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

21.		Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)
	(i)	New Accounting Pronouncements for US GAAP
Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" (FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115", ("FAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WESTERN WIND ENERGY CORP.

"Jeffrey J. Ciachurski"

By:
Jeffrey J. Ciachurski
CEO and Director

Dated this 15th day of August, 2007.