Form 20-F
period 2007-01-31
WESTERN WIND ENERGY CORP
filed 2007-11-26
CIK 1271131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2007, or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______, or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of January 31, 2007: 24,119,705 Common Shares without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [X]    No  [   ]

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [   ]  Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act). Yes [   ]   No  [X]

TABLE OF CONTENTS

PART I

PART I

          Statements in this annual report that are not based on historical events are called "forward-looking statements". These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to the future market size, our business, and our future operating performance. When the words "anticipate", "believe", "estimate", "expect", "intend", "plan", and "project" and similar expressions are used, they are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of those risks and assumptions are set out under "Risk Factors" outlined elsewhere in this annual report and include, but are not limited to:

  Operating Risks;
  Environmental and Weather Risks;
  Competitive Risks;
  Regulatory Risks;
  Employment Risks;
  Enforcement Risks;
  Legal Risks;
  Securities Risks; and
  Other Risks.

          We advise you that the cautionary remarks included under the heading “Risk Factors” expressly qualify, in their entirety, all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. You should not place undue reliance on forward-looking statements, which apply only as of the date of this annual report.

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

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.           KEY INFORMATION

3.A.      Selected Financial Data

          The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for each of the last five fiscal years ended January 31, 2007. Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("US GAAP") to our financial information. For a description of the differences between Canadian GAAP and US GAAP, see Note 24 to our consolidated financial statements included in this annual report. The information in the table was obtained from the more detailed consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, Item 5. "Operating and Financial Review and Prospects".

Canadian GAAP

	Years Ended January 31, (1)
	2007	2006	2005	2004	2003

Revenues	$1,594,440	Nil	Nil	Nil	Nil
Net Income (loss)	($11,772,608)	($5,114,221)	($2,913,059)	($1,603,509)	($1,411,544)
Net Income (loss) per share
Basic	($0.50)	(0.30)	(0.21)	(0.15)	(0.17)
Diluted	($0.50)	(0.30)	(0.21)	(0.15)	(0.17)
Total assets	$30,574,515	$12,347,093	$3,794,839	$3,300,913	$1,920,509
Net assets	$1,988,969	$11,472,003	$3,080,145	$3,128,556	$1,651,931
Total Liabilities	$28,585,546	$875,090	$714,694	$172,357	$268,578
Shareholders' equity	$1,988,969 (3)	$11,472,003 (3)	$3,080,145	$3,128,556	$1,651,931
Paid in Capital (2)	$21,879,587 (3)	$21,490,117 (3)	$8,981,033	$6,755,996	$4,002,914
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Cash dividends (US$)	Nil	Nil	Nil	Nil	Nil
Cash dividends per share (US $)	Nil	Nil	Nil	Nil	Nil
Weighted average common shares
outstanding, fully diluted	23,788,927	17,256,697	13,924,833	10,875,543	8,163,487
_____________
(1)

The consolidated financial statements have been prepared on a going concern basis which assumes that we will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of our company are dependent, in part, upon our ability to fulfill the terms of a Settlement Agreement entered into with Pacific Hydro on September 28, 2007, to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to raise equity financing as required. See notes 1 and 18(b), 18(c) and 18(d) to the consolidated financial statements.

(2)	Paid in capital includes share capital.
(3)

One of the legal actions we face is a claim that we are required to repurchase 4,333,333 shares issued at a price of $1.50 per share. See “Legal Proceedings – Settlement with Pacific Hydro” under Item 8 of this annual report. See note 18(c) to the consolidated financial statements.

US GAAP

	Years Ended January 31, (1)
	2007	2006	2005	2004	2003

Revenues	$1,594,440	Nil	Nil	Nil	Nil
Net Income (loss)	($11,661,993)	($5,114,221)	($2,913,059)	($1,605,459)	($1,412,162)
Net Income (loss) per share
Basic	($0.47)	(0.30)	(0.21)	(0.15)	(0.19)
Diluted	($0.47)	(0.30)	(0.21)	(0.15)	(0.19)
Total assets	$30,574,515	$12,347,093	$3,794,839	$3,300,913	$1,920,509
Net assets	$1,988,969	$11,472,003	$3,080,145	$3,128,556	$1,651,931
Total Liabilities	$26,652,683	$875,090	$714,694	$172,357	$268,578
Shareholders' equity	$1,988,969 (3)	$11,472,003 (3)	$3,080,145	$3,128,556	$1,651,931
Paid in Capital (2)	$25,296,944 (3)	$24,062,820 (3)	$10,762,849	$7,527,495	$4,473,405
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Cash dividends (US$)	Nil	Nil	Nil	Nil	Nil
Cash dividends per share (US$)	Nil	Nil	Nil	Nil	Nil
Weighted average common
shares outstanding, fully
diluted	23,788,927	17,256,697	13,924,833	10,875,543	7,413,487

____________
(1)

The consolidated financial statements have been prepared on a going concern basis which assumes that we will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of our company are dependent upon our ability to fulfill the terms of the Settlement Agreement entered into with Pacific Hydro on September 28, 2007, to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to raise equity financing as required. See notes 1 and 18(b), 18(c) and 18(d) to the consolidated financial statements.

(2)	Paid in capital includes share capital, plus contributed surplus, less deferred share bonus expense.
(3)

One of the legal actions we face is a claim that we are required to repurchase 4,333,333 shares issued at a price of $1.50 per share. See “Legal Proceedings – Settlement Agreement with Pacific Hydro” under Item 8 of this annual report. See note 18(c) to the consolidated financial statements.

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

	Years Ended January 31,
	2007	2006	2005	2004	2003
End of period	$0.8480	$0.8744	$0.8067	$0.7539	$0.6535
High for period	$0.9098	$0.8744	$0.8492	$0.7880	$0.6622
Low for period	$0.8457	$0.7872	$0.7158	$0.6529	$0.6319
Average for period	$0.8805	$0.8331	$0.7762	$0.7274	$0.6369

     The following table sets out the high and low exchange rates, based on the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars, for the following periods:

2007	High	Low
October 1 to October 9	$1.0188	$0.9998
September	$1.0188	$0.9469
August	$0.9527	$0.9299
July	$0.9641	$0.9355
June	$0.9452	$0.9322
May	$0.9345	$0.8979
April	$0.9036	$0.8633

          On October 9, 2007, the Noon Buying Rate for the conversion of Canadian dollars into US dollars was US$0.9846 per one Canadian dollar. Unless otherwise specified, all references to currency in this annual report, refer to Canadian dollars.

3.B.      Capitalization and Indebtedness

          Not applicable.

3.C.      Reasons for the Offer and Use of Proceeds

          Not applicable.

3.D.      Risk Factors

Operating Risks

Going Concern

          There is significant doubt about our ability to continue as an ongoing business and, therefore, there is a “going concern” note in our financial statements. Continued operations of our company is dependant upon our ability to fulfill the terms of the Settlement Agreement entered into with Pacific Hydro, to complete the development and construction of the wind generated electrical projects, and to fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to raise equity financing as required.

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

          Our business is at an early stage of development. As of the year ended January 31, 2007, we had limited revenues of $1,594,440. Our business will require significant additional investment in property, plant and equipment and development costs before we will break even. We estimate that we will incur approximately $250,000 per month to fund general and administrative costs and internal development costs. That figure does not take into account the funds necessary to acquire land, purchase turbines, construct wind farms and pay legal fees relating to our litigation. If we complete construction of the wind farms and secure contracts for the sale of wind generated electricity, cost over-runs, delays in construction or higher operating costs may impact the feasibility of each project and there can be no assurance that any of the projects will be profitable.

We may never achieve profitability.

          We have accumulated net losses of $24,155,390 since incorporation through the year ended January 31, 2007, and we expect such losses to continue as we incur development costs and general and administrative expenses. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability. Our ability to achieve and maintain profitability will depend on our ability to construct or acquire wind farms and generate and sell electricity at a profit. If we cannot achieve or maintain profitability, we may not be able to continue to absorb the resulting financial losses. If we continue to suffer financial losses, our existence will be in jeopardy and our investors may lose all their investment in our shares.

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

          We are subject to currency risk since we report our financial statements in Canadian dollars and we raise equity capital in Canadian dollars. We attempt to match our funding and obligations, but this is not necessarily completely achieved. At the same time, any US dollar denominated debt offsets our investments in US dollar assets. When we construct projects in the United States, we usually raise project debt in US dollars and a portion of the equity in US dollars. All revenues and expenses for these projects will be in US dollars. The translation of these amounts into our reporting currency, however, may result in foreign exchange losses.

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

          After the construction of a wind farm, the electricity produced may be lower than anticipated as a result of equipment malfunction. For new wind farms, the loss from operations is covered by the manufacturer’s warranty, for a period of approximately three years, and the risk is not covered when existing wind farms with older equipment are acquired. Unscheduled maintenance can result in lower electricity production for several months and result in lower revenues.

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

          Although the electrical generation, distribution and transmission industry has been deregulated, and independent and small power producers are being allowed to enter the electric utility business, the industry is subject to the increasing regulation and even the threat of re-regulation. Our operations will be subject to changes in government regulatory requirements, including regulations related to the environment, zoning and permitting, financial incentives and taxation. The operation of wind farms is subject to regulation by various government agencies at the federal, state (or provincial) and municipal level. There is always the risk of changes in government policies and laws, including laws and regulations relating to income, capital, sales, corporate or local taxes and the removal of tax incentives related to our industry. Currently, there are laws which are favorable to wind-energy producers, such as:

i)	renewable portfolio standards, which require that power purchasers obtain a specific percentage of their power requirements from renewable resources;

ii)	US production tax credits, that provide a 10 year tax credit based on energy production for new renewable energy facilities; and

iii)	other financial incentives, such as the Canadian wind power production incentive that provides a 10 year revenue incentive for new wind energy facilities.

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

          We are highly dependent on, among others, Jeffrey Ciachurski, Michael Boyd, Steve Mendoza, and Cash Long because of, among other things, their experience in the wind energy industry. The loss of the services of one or more of these individuals could impair our ability to manage our operations, or to obtain new or maintain existing projects. We have not purchased "key man" insurance on any of these individuals, which would insure us against potential losses in the event of their death. Without "key man" insurance, we may not have the financial resources to maintain our business until we could retain a qualified professional to replace the individual or replace any business and business relationship lost by the death of that person.

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

Legal Risks

Our ability to retain ownership of the Mesa Wind Farm and the rights to develop the Windstar 120 MW wind farm are dependent upon us successfully completing the terms of our Settlement Agreement with Pacific Hydro.

          As described elsewhere in this annual report, we are currently parties to significant legal proceedings, including those initiated by Pacific Hydro Pty Ltd. (“Pacific Hydro”). On June 8, 2007, we announced that we had entered into negotiations to settle all outstanding litigation with Pacific Hydro and on September 28, 2007, we entered into a comprehensive Settlement Agreement. Our failure to successfully fulfill the terms of the Settlement Agreement with Pacific Hydro that requires us to, among other things, repay on or before April 28, 2008 certain loans provided by Pacific Hydro and all accrued and unpaid interest could result in the loss of the Mesa wind Farm, which comprises most of our revenue-producing assets, and continuation of all legal proceedings. See "Legal Proceedings - Settlement with Pacific Hydro", under Item 8 of this annual report.

Securities Risks

Our shares became ineligible for quotation on the OTC Bulletin Board because we failed to file our 2006 annual report on a timely basis.

          Effective September 22, 2006, our securities became ineligible for quotation on the OTC Bulletin Board because we did not file our 2006 annual report on a timely basis with the SEC and we failed to file our 2006 annual report within the grace period provided by the NASD. Accordingly, your ability to sell our securities in a public market in the United States is significantly reduced.

          With the filing of this 2007 annual report, we intend to continue discussions with a market maker to have our common shares again quoted on the OTC Bulletin Board. Even if we are successful in locating a market maker, there can be no assurance as to when our securities will be eligible for quotation on the OTC Bulletin Board. Furthermore, if we continue to file late reports with the SEC, our securities may become ineligible for quotation on the OTC Bulletin Board for a period of one year or longer.

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

          We currently have a shareholder protection rights plan designed to protect us and our shareholders from unfair, abusive or coercive tactics and intend to reconfirm it upon its expiration. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline. For more information, see "Additional Information – Notice of Articles and Articles” under Item 10 of this annual report.

ITEM 4.           INFORMATION ON WESTERN WIND

4.A.      History and Development

Introduction

          We develop, own and operate wind farms for the production of electrical energy. We seek to purchase properties suitable for the development of wind farms. We often focus on acquiring older existing wind farms that management believes can be redeveloped on a profitable basis and that generate cash flow prior to redevelopment.

     Our existing wind farm projects include:

     Operating Wind Farms

          Windridge Generating Facility – Located near Tehachapi, California, the Windridge Generating Facility consists of 192 acres of land and 43 - 65 kw Windmatic turbines. We completed our acquisition of the Windridge Generating Facility on February 17, 2006 and we expect the property, as currently configured, to generate gross revenue of approximately US$85,000 per year. The wind farm is currently operating at below its rated capacity and we are repairing the older turbines to increase electricity production.

          Mesa Wind Farm – Located near Palm Springs, California, the Mesa Wind Farm consists of 440 acres of leased land and 460 - 65kw Vestas wind turbines and has been in operation since 1984. We completed our acquisition of the Mesa Wind Farm on July 25, 2006. Our long-term goal is to negotiate a new lease and to redevelop the Mesa Wind Farm at an anticipated cost of approximately US$100 million. Subject to obtaining the necessary financing, we expect the property, as currently configured, to generate annual gross revenues of approximately US$5 million.

          As described elsewhere in this annual report, we are currently parties to significant legal proceedings, including those initiated by Pacific Hydro. While we have now entered into a Settlement Agreement with Pacific Hydro, our failure to successfully fulfill the terms of the Settlement Agreement could result in the loss of our interest in the Mesa Wind Farm and the continuation of legal proceedings. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

Wind Farm Development Projects

          Windstar 120 MW Project – Between 2002 and 2007, we acquired 1,262 acres of land in the Tehachapi Pass Wind Park, which is considered by some industry experts to be one of the most favourable regions to develop wind energy. The Tehachapi Pass Wind Park is home to the largest concentration of wind power projects in North America, which together generate 1.4 billion kw of energy annually. Subsequent to our 2007 year end, we acquired an additional 20 acres of land in the same area for US$75,000. We have also entered into an agreement to acquire an additional 77 acres for US$250,000.

          In order to develop the Windstar 120 MW Project, we need to rezone and permit some of the property, secure transmission line capacity, complete the wind assessment report, complete environmental and geotechnical reports, plan the construction of roads and substations and erection of turbines, complete a detailed analysis of the cost and project feasibility and to purchase and install wind turbines. On March 8, 2005, we negotiated a power purchase agreement with Southern California Edison with respect to the electricity we would generate at the Windstar 120 MW Project, and we must commence delivery no later than December 31, 2008. The contract is subject to us acquiring wind turbines at less than $850 per kW and may be amended if turbine prices exceed that amount. Presently, we anticipate that we will require US$240 million to construct the project. On March 16, 2007, the Federal Energy Regulatory Commission (“FERC”) issued an order which granted us the right to access transmission facilities owned by the Sagebrush Partnership to provide up to 120 MW of electricity on the Sagebrush line. This order is currently being appealed by a member of the Sagebrush Partnership.

          Grand Manan Project – Through our wholly owned subsidiary, Eastern Wind Power Inc. ("Eastern Wind"), we leased 4,500 acres of land on Grand Manan Island off the coast of New Brunswick, Canada. Development of the 20 MW Grand Manan Project began in 2003 and we commenced construction on some of the access roads on the property. The lease agreement required us to commence construction before October 31, 2006 and the power purchase agreement required that the project be completed by October 31, 2006. On October 31, 2006, we discontinued operations and have written off all capitalized costs related to the project and provided for all future costs related to the termination of the project. We currently owe a third party $200,000, which was provided as security to a lending institution for a letter of credit to New Brunswick Power. Upon the termination of the project, the security was realized by the lending institution. As at October 31, 2006, we wrote off our investment in the capitalized construction-in-progress and capital assets totalling $936,084. In the last quarter of the year ended January 31, 2007, we made a further write-down of capitalized costs on this project bringing the total amount written off to $1,149,339 in the year-ended January 31, 2007.

          In July, 2007, we entered into a letter of intent with UPC Wind Canada Inc. to sell certain intellectual property that we acquired during the development and construction of the Grand Manan Project for approximately $250,000. See “Business Overview – New Brunswick, Canada” under Item 4 of this annual report.

Minority Interests in Other Wind Farms

          Steel Park 15 MW Project – Until October 2, 2007, we owned a 49% interest in Steel Park LLC that was established to develop a 15 MW facility near Kingman, Arizona. Effective October 2, 2007,

pursuant to the terms of the Settlement Agreement, we transferred our entire interest in Steel Park LLC to Pacific Hydro. We retain, however, a 100% interest in the lands and certain electrical equipment. Costs capitalized toward the development of this wind farm, in the amount of $5,013,722, were written off as at January 31, 2007. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

          There can be no assurance that we will raise the necessary capital on terms acceptable to us or at all, or that we will be able to successfully complete the projects we currently have in development or redevelopment, or even commence these projects by the applicable deadline.

History

          We were incorporated as 556953 B.C. Ltd. on January 5, 1998 by filing, for registration, our Articles of Incorporation and Memorandum as required under the Company Act of British Columbia. On March 2, 1998, we changed our name to Minera Cortez Resources Ltd. On January 24, 2002, we changed our name from Minera Cortez Resources Ltd. to our current name, Western Wind Energy Corp, which reflected the change in our business focus from a mineral exploration company to our present activities. As a result of the introduction of the British Columbia Business Corporations Act ("BCBCA"), all existing British Columbia companies were required to "transition" from the Company Act (British Columbia). As part of the "transition", our shareholders approved new Articles, which we have chosen as the rules to govern our conduct.

          Our registered and records office is located at Suite 1925-700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1. Telephone: (604) 688-6775. Our business address is 632 Foster Avenue, Coquitlam, British Columbia, V3J 2L7. Our web site is www.westernwindenergy.com.

Developments during the year ended January 31, 2007

          In February 2006, our common shares were approved for quotation on the OTC Bulletin Board. Due to our failure to file our 2006 annual report on a timely basis with the SEC and within the grace period established by the NASD, effective September 22, 2006, our shares were no longer eligible for quotation on the OTC Bulletin Board. With the filing of this annual report, we will discuss with a market maker to apply to have our common shares again quoted on the OTC Bulletin Board. Even if we are successful in locating a market maker, there can be no assurance as to if and when our securities will be eligible for quotation on the OTC Bulletin Board. Furthermore, if we continue to file late reports with the SEC, our securities may become ineligible for quotation on the OTC Bulletin Board for a period of one year or longer.

          On February 17, 2006, we completed the purchase of the Windridge Generating Facility including 192 acres of land, 43 Windmatic turbines, collection system and substation. Pursuant to the purchase agreement, we were assigned the rights and assumed the obligations of a Reformed Standard Offer 1 (“RSO1”) power purchase agreement with Southern California Edison for the production and sale of up to 4.5 MW of electricity. The RSO1 expires in 2014. The purchase price was US$825,000, of which US$550,000 was paid in cash and US$275,000 was paid by the issuance of a two-year convertible promissory note secured by a first mortgage on the Windridge real estate. The note is convertible into our common shares at a price of US$1.40 per share, and is redeemable by us by payment of the outstanding amount on 30 days notice. Interest, at a rate of 8% per year compounded quarterly, is payable annually on the principal balance of the note. If the note is converted, any accrued but unpaid interest is also converted into our common shares at a price equal to the closing price of our common shares as at the day the note is converted.

          On March 20, 2006, we entered into a Turbine Supply Agreement with Mitsubishi Power Systems to acquire fifteen 1MW wind turbines for the Steel Park 15 MW Project. Prior to the agreement,

we made certain turbine reservation payments to Mitsubishi. On April 26, 2006, the agreement was assigned to Steel Park LLC and Pacific Hydro provided a letter of credit for the balance of the payments which, in turn, was secured by means of a first charge on the wind turbines and a charge on our capital account in Steel Park, LLC. The turbines were delivered to the US in October 2006. During September 2006, we were notified that Pacific Hydro did not wish to continue with the development of the Steel Park 15 MW project. As a result, we were not able to meet our deadline to complete the project by March 31, 2007. Arizona Public Service terminated the Power Purchase Agreement on April 11, 2007 as a result of the default. Costs capitalized toward the development of the Steel Park 15 MW Project totalling $5,013,722 were written off as at January 31, 2007. Effective October 2, 2007, we transferred our entire interest in Steel Park LLC in accordance with the terms of the Settlement Agreement. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

          On April 28, 2006, we obtained an order from FERC requiring the Sagebrush Partnership to grant us access for our proposed Windstar 120MW Project to their transmission line in the Tehachapi Pass Wind Park which connects to Southern California Edison's transmission systems. Access to the transmission lines is an important aspect of our plans to develop our Windstar 120 MW Project as Southern California Edison does not have any available capacity on their transmission lines. FERC also ordered the Sagebrush Partnership and us to negotiate and enter into a transmission agreement. The parties are currently negotiating a transmission and interconnection agreement, which, once finalized, will be provided to FERC for their approval.

          On July 25, 2006, we entered into an agreement to acquire the common shares of PAMC Management Corporation (“PAMC”), which leases 440 acres of land near Palm Springs, California from the Bureau of Land Management and which owns the Mesa Wind Farm. The lease expires on January 26, 2013. Through this acquisition, we have also acquired the rights and obligations to a RSO1 power purchase agreement that PAMC entered into with Southern California Edison. The power purchase agreement expires on June 22, 2010. The Mesa Wind Farm is equipped with 460 - 65kw Vestas wind turbines that have been in operation since 1984. The purchase of PAMC was financed by a loan of US$13.4 million from Pacific Hydro with interest at LIBOR plus 6% that became due on December 31, 2006. Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation (“MWP”), our subsidiary that owns the Mesa Wind Farm, to Pacific Hydro. We filed a Statement of Defence, alleging that Pacific Hydro had interfered with our ability to obtain financing to repay the loan. MWP is now the subject of our Settlement Agreement with Pacific Hydro. See "Legal Proceedings - Settlement with Pacific Hydro” in Item 8 of this annual report.

          Pursuant to the terms of a power purchase agreement with New Brunswick Power, a proposed wind farm project on Grand Manan Island in New Brunswick Canada was to have been completed by October 31, 2006. We were unable to complete the wind energy facility, and as a result, New Brunswick Power terminated the PPA. A $200,000 performance bond we had posted was called by New Brunswick Power and we have recorded the $200,000 as a liability. We have written off the capitalized construction-in-progress and capital assets totaling $1,149,339 during the year-ended January 31, 2007.

          On November 8, 2006, Pacific Hydro commenced the first of several legal actions that, if successful, would require us to redeem 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro alleged that it had a put option pursuant to the Exclusivity Deed entered into on October 20, 2005. We filed a Statement of Defence and counter claim stating that the terms and conditions of the private placement were supplanted by the subscription agreements entered into by Pacific Hydro and which did not provide Pacific Hydro with any redemption right.

          On December 5, 2006, we completed the purchase of 1,128 acres of land near Kingman, Arizona for the purchase price of US$1,641,130 comprising the Steel Park 15 MW Project. The purchase price was paid by two non-refundable deposits of US$105,000 each, a cash payment of US$603,746, and vendor financing comprising a US$825,000 mortgage with the vendor that is payable with interest at 7%

per year. The spouse of an officer and director advanced to us the sum of $630,000 as a portion of the down payment. This advance bears interest at LIBOR plus 5.98% per year and matures on November 30, 2008. In addition, we agreed to pay a bonus of 146,500 shares at a deemed price of $0.86 per share as additional consideration for the loan. The mortgage was reduced to US$412,500 by means of an advance from another significant shareholder. This advance bears interest at 12% per year and is due on May 28, 2009. The balance of the mortgage is due on December 6, 2007.

          On December 19, 2006, Pacific Hydro commenced additional legal proceedings relating to the Alliance Agreement which effectively prevented us from selling, developing, leasing or using the land in Tehachapi, California as security for a loan. We filed a Statement of Defence claiming that the Alliance Agreement related solely to the development of wind farms, not to the sale, lease or use of property as security for loans and any development was subject to the mutual agreement of the proposed development by both parties.

Developments after January 31, 2007

          On June 8, 2007 we announced that we had entered into negotiations to settle all outstanding litigation with Pacific Hydro and on September 28, 2007 entered into a comprehensive Settlement Agreement. Our failure to successfully fulfill the terms of the Settlement Agreement and to obtain the necessary financing to repay certain loans provided by Pacific Hydro could result in the loss of our Mesa Wind Farm and the continuation of legal proceedings. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

          On July 9, 2007 Michael G. Wystrach and Grace W. Wystrach, US citizens, commenced a legal action against us and our Chief Executive Officer in British Columbia alleging, among other things, damages in the amount of $351,000 for breach of a lease agreement we entered into respecting certain land in Arizona and/or wrongful conversion by our Chief Executive Officer of certain monies payable to the lessor. Management believes that the plaintiffs’ allegations are without merit and we have filed a Statement of Defence.

          On October 1, 2007, we announced a private placement of 165,000 units at a price of $1.00 per unit. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional share for a period of two years at a price of $1.20 per share.

          On October 2, 2007, we announced a private placement of 2,000,000 units at a price of $1.40 per share for total gross proceeds of $2,800,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional share for a period of two years at a price of $1.75 per share.

Other Historical Information

          In addition to the matters described above, our principal acquisitions during the previous three financial years have been our acquisition of various parcels of land upon which we propose, if suitable, to develop wind farms. We have made land acquisitions in Arizona, totaling 360 acres near Springerville, for which we paid US$106,000, 440 acres near Kingman, for which we paid US$121,000 and US$15,000 for a small land holding near River Springs, Arizona.

4.B.      Business Overview

Introduction

          During the last five fiscal years, we have generated limited revenues and sustained significant losses. We will require significant amounts of additional capital in order to develop our properties and upgrade and redevelop our two operating wind farms before we will generate any significant revenue. There can be no assurance that we will be able to raise additional debt or equity capital on terms acceptable to us or at all.

          Commencing with the close of our acquisition of the Windridge Generating Facility on February 16, 2006, we began generating revenues of approximately US$85,000 per year. Upon the purchase of the Mesa Wind Farm, we began generating additional revenues for the period ended January 31, 2007 and as at such date, have recorded gross revenues of $1,594,440, and a loss from continuing operations of $5,559,547. There can be no assurance that these facilities will continue to produce revenue at historical rates, since some turbines are taken offline as we repair them and upgrade the facilities. The Mesa Wind Farm is also the subject matter of litigation with Pacific Hydro and is the subject of the Settlement Agreement. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

          In addition to operating and upgrading the Windridge Generating Facility and closing the acquisition of the Mesa Wind Farm, we have devoted substantial efforts during the fiscal year to the development of the Windstar 120 MW Project and, until recently, the Steel Park 15 MW Project. We continue to expand our land holdings in Tehachapi Pass Wind Park and in Arizona to accommodate the development of our proposed wind projects. We are also seeking to acquire existing, older wind farms, which management believes, can be redeveloped on a profitable basis and will generate cash flow prior to redevelopment. There can be no assurance, however, that we will be able to identify any suitable properties or, if identified, that we will be able to acquire any such properties on acceptable terms.

California

          The redevelopment of the Windridge Generating Facility and the development of the Windstar 120 MW Project are being conducted through our wholly-owned subsidiary Aero Energy, LLC ("Aero Energy").

Windridge Generating Facility

          We completed our acquisition of the Windridge Generating Facility during the fiscal year ended January 31, 2007. The purchase price was US$825,000, plus $84,999 in closing and site investigation costs, for a total of US$909,999, which was allocated as follows:

Land	US$492,599
Generating facilities	US$387,400
Power Purchase Agreement	US$30,000
US$909,999

          We have had discussions with Southern California Edison regarding a new power purchase agreement to repower the existing 4.5 MW of electricity from the Windridge Generating Facility and a further 45 MW of electricity. The facility is operating below its rated capacity and management estimates that it will generate up to US$85,000 per year. Management also believes that Windridge can be redeveloped into a 9MW generating facility. After we have completed the facility upgrade, Southern California Edison has advised us to apply for 4.5 MW of transmission capacity and to request an amendment to the power purchase agreement to provide for the increased electricity production. In connection with our upgrade plans, Southern California Edison is preparing a system impact study that will determine the available capacity on its transmission lines. The 9 MW redevelopment project is in its very early stages of development.

See also "History - Developments during the year ended January 31, 2007."

Windstar 120 MW Project

          We own 1,262 acres of land in the Tehachapi Pass Wind Park and are currently contracted to purchase a further 77 acres for US$250,000. We have placed US$25,000 in trust pending closing of the acquisition and will require a further US$50,000 on closing. The balance is being paid by a vendor takeback mortgage of US$175,000 repayable by a payment of US$100,000 in one year from closing and US$75,000 two years from closing.

          Our plans are to continue to acquire property in Tehachapi since it is considered by many to be one of the most favorable regions in North America in which to develop wind energy. California's electricity rates are among the highest in the United States and it has mandated to supply 20% of its total retail electrical sales from renewable resources by 2010. The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in the Tehachapi Pass Wind Park. In the Tehachapi Pass Wind Park, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy in the area. Capacity factors in the Tehachapi Pass Wind Park are in excess of 40% using modern wind turbines.

          On March 8, 2005, we negotiated a power purchase agreement with Southern California Edison to supply the electricity generated from the Windstar 120 MW Project, pursuant to which we must commence delivery of electricity no later than December 31, 2008. The contract is subject to us acquiring turbines at specified prices and the pricing provisions of the contract may be adjusted upwards if turbine prices increase. The projected cost to construct the entire project is estimated, at this time, to be approximately US$240 million. We currently do not have the funds for construction and there can be no assurance that we will be able to obtain the necessary funds on terms acceptable to us or at all.

          On February 16, 2006, Aero Energy petitioned FERC to require the Sagebrush Partnership, a private entity that owns transmission facilities in the Tehachapi Pass Wind Park, to provide transmission access to us for 50 MW to 120 MW of capacity. The United States Federal Power Act requires that qualifying transmission facilities provide access to public utilities and small independent power generators, such as us, at costs that the qualifying facilities charge themselves for transmission. We received a final order on March 15, 2007 that grants us 120 MW of transmission capacity. The parties are currently negotiating a transmission and interconnection agreement, which, once finalized, will be provided to FERC for their approval. If we are unable to obtain access to the Sagebrush Transmission Facility, Southern California Edison may provide us access to a new transmission line that it plans to construct and complete by 2012. If it is necessary to use the new transmission line, we would not be able to deliver electricity from the Windstar 120 MW Project until the new line is completed and there can be no assurance as to when it will be completed or how much capacity we will be able to utilize on the line.

          In connection with the power purchase agreement relating to the Windstar 120 MW Project, we were required to post a letter of credit for US$500,000 in favor of Southern California Edison, which was subsequently increased to US$1 million. We secured the letter of credit with a cash deposit at the issuing bank. The initial US$500,000 letter of credit was financed by the spouse of an officer and director who provided security for the letter of credit. Consideration for the transaction included a fee of 12% of the undrawn balance of the letter of credit and a bonus of 83,290 common shares at a deemed price of $1.50 per share.

          Pacific Hydro filed a statement of claim in November 2006 claiming that the Alliance Agreement we entered into with them granted them the right to participate in developments in Riverside County and Kern County, California where the Windstar 120 MW is located and that would prevent us from selling or using the real estate for securing financing. We filed a Statement of Defence that claimed that we have the right to secure loans or sell the real estate and that any rights granted to Pacific Hydro pursuant to the Alliance Agreement are subject to, in each instance, the negotiation of a definitive joint venture agreement.

          On June 8, 2007 we announced that we entered into negotiations to settle all outstanding litigation with Pacific Hydro and on September 28, 2007, we entered into a Settlement Agreement with them. Our failure to successfully fulfil the terms of the Settlement Agreement and to obtain necessary financing to repay certain loans provided by Pacific Hydro could result in the loss of our Mesa Wind Farm, which comprises most of our revenue-producing assets, and the continuation of legal proceedings. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

Mesa Wind Farm

          We acquired the Mesa Wind Farm indirectly through our subsidiary Verde Resources Corporation ("Verde Resources") by acquiring the shares of PAMC and causing a merger of PAMC with MWP. Consideration payable for the Mesa Wind Farm was US$13.4 million and was financed by Pacific Hydro, pursuant to a short-term loan of US$13.4 million. We will need to raise additional capital through a debt or equity offering in order to repay this loan. There can be no assurance that we will be able to raise such additional capital on terms acceptable to us or at all. The shares of MWP and, consequently, the Mesa Wind Farm have become the subject matter of the Settlement Agreement. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

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

          Since the wind farm has older turbines, the wind farm will require more maintenance than a new wind farm. We engaged Airstreams LLC, an experienced wind farm operations and maintenance company, to review the operations of the wind farm and to provide a schedule of recommended maintenance that will permit us to maximize the cash flow generated by the wind farm. We have invested approximately US$600,000 in repairs and major overhauls of the wind turbines. After the remediation of the wind turbines is completed, we expect to generate net cash flow of US$2.5 million per year, but there can be no assurance as to our ability to generate that level of revenue because it depends on the success and speed of our repair and overhaul program, wind patterns and the rates paid by Southern California Edison which, in turn, are dependent on its overall energy costs.

          Management believes that the Mesa Wind Farm can be redeveloped to produce up to 50 MW of electricity. As of the date of this annual report, we had completed certain environmental reports, preliminary wind assessments and financial assessments and have initiated procedures to enter into a new lease with the Bureau of Land Management. We have not completed any detailed engineering, construction or financial reviews. We intend to continue operating the existing wind farm until our redevelopment plans are approved by the Bureau of Land Management and a new lease is in effect.

New Brunswick, Canada

          Until October 2006, we operated in New Brunswick, Canada through Eastern Wind.

Grand Manan Project

          In 2003, Eastern Wind entered into a thirty year lease for 4,500 acres of land on Grand Manan Island off the coast of New Brunswick. The lease required the payment of royalties of 1.55% of actual sales revenue for the first three years after the commencement of operations at the wind farm. The royalty rate increased to 2.5% beginning in the twelfth year until the end of the term. The royalty rate was increased, effective in 2004, by an additional by 0.5% .

          The development of our wind farm in New Brunswick commenced in the 2003 fiscal year. Eastern Wind completed the permitting and zoning of the property, as well as environmental, geotechnical and land studies and commenced, among other things, the construction of access roads. On September 29, 2004, Eastern Wind entered into a 20 year power purchase agreement with New Brunswick Power for the sale of up to 20 MW of wind-generated electrical energy. We proposed to amend the terms of the power purchase agreement to extend the deadline by which the project would be commissioned from October 31, 2006 to November 30, 2007 and to amend certain other terms, including the purchase price for the electricity. The extension proposal was turned down by New Brunswick Power. We provided a performance bond of $200,000 that was forfeited because of Eastern Wind’s failure to commission the project by October 31, 2006. As a result, we currently owe $200,000 to a third party who provided security for the performance bond.

          As at October 31, 2006, we discontinued operations in New Brunswick and all costs related to the Grand Manan Project have been written off and all liabilities related to the abandonment have been accrued. In July 2007, we entered into a letter of intent with UPC Wind Canada Inc. to sell certain intellectual property acquired during the development of Grand Manan. The purchase price will be $250,000 of which $150,000 has been received.

Arizona

          During the last 2 years, we have acquired assets for development of the Steel Park 15 MW Project and other opportunities in Arizona through our wholly-owned subsidiary Verde Resources. As at January 31, 2007, Verde Resources owned approximately 1,928 acres of land and had two full time consultants and one part time consultant.

Steel Park 15 MW Project

          On December 5, 2005 we entered into an agreement to purchase 1,128 acres of land near Kingman, Arizona for our Steel Park 15 MW Project. The original purchase price of US$1,585,000 was renegotiated in November 2006 and the land purchase finally concluded on December 5, 2006 for US$1,638,746. The purchase was financed by cash and a US$825,000 vendor takeback mortgage with interest at 7%. The mortgage has since been reduced to US$412,500 and is due on December 6, 2007. In addition, we have agreed to lease from the Bureau of Land Management an additional 22,222 acres of land adjacent to the Steel Park property, with a view to potentially constructing a wind farm capable of producing up to 250 MW of electrical energy.

          On May 4, 2004, we negotiated a 15-year power purchase agreement with Arizona Power Service for the sale of 32,193,000 kWh's of electricity per year at a fixed rate, plus annual adjustments for inflation that was to commence on March 31, 2007. Pacific Hydro’s decision to withdraw from the project made the project unfeasible. On April 11, 2007, Arizona Public Service terminated the power purchase agreement.

          Steel Park LLC, owned jointly by us and Pacific Hydro, purchased 15-1MW wind turbines for the project, which were delivered to the US and put into storage at Fontana, California. The purchase of the turbines was financed by payments both from us and from Pacific Hydro. We granted to Pacific Hydro a security interest in our capital account in Steel Park, LLC and agreed to Pacific Hydro having a security interest in the wind turbines. The Steel Park 15MW Project became the subject of the Settlement Agreement with Pacific Hydro. On October 2, 2007, we transferred our entire interest in Steel Park LLC to Pacific Hydro in accordance with the terms of the Settlement Agreement. We have written off our capital account in Steel Park, LLC and all of our investment in the Steel Park 15 MW Project. At January 31, 2007, we wrote off $5,013,722 relating to the Steel Park 15 MW Project. We continue to own the land and certain electrical equipment related to the project.

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

          Once our wind farms are operational, we will be dependant on sufficient wind to generate electricity. Wind speeds vary in different regions and seasons and at different times of the day. In the Western United States for example, wind speed is higher in the spring, fall and winter as compared to the summer. Also, some of our power purchase agreements provide for pricing based on overall energy costs. If oil and gas costs decrease, we may generate less revenue than anticipated.

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

          Management believes that the increasing amount of deregulation and governmental incentives in our industry should have a positive long-term effect on our business and the wind energy industry in general.

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

          The markets in which we conduct our business, particularly Arizona and California, are serviced by large utilities – Southern California Edison, Arizona Power Service and Tucson Electric. All of these companies have non-regulated subsidiaries that develop generating facilities. In addition, utilities from other states and countries have established large wind energy generating companies, such as Florida Power & Light Company, enXco, Inc. and PPM Energy.

4.C.      Organizational Structure

          We conduct our business through our wholly-owned subsidiaries, which are as follows:

i)	Verde Resources Corporation (“Verde Resources”), which was incorporated in Arizona on August 8, 2001 and acquired by us on February 15, 2002;

ii)	Aero Energy, LLC (“Aero Energy”), which was incorporated on February 26, 2002 and acquired by us effective as of the date of incorporation of Aero;

iii)	Eastern Wind Power Inc. (“Eastern Wind”), which we incorporated on July 10, 2002 in the Province of New Brunswick, Canada;

iv)	Mesa Wind Power Corporation (“MWP”), which we incorporated in Delaware and merged with PAMC, a Colorado corporation;

v)	Verde Resources Construction Corporation (“VRCC”) which was incorporated in Arizona on July 25, 2006; and

vi)	Western Solargenics Inc. (“Solargenics”) which was incorporated in the Province of British Columbia on August 10, 2007.

          We conduct our business in Arizona through Verde Resources, our business in California principally through Aero Energy, our business in New Brunswick through Eastern Wind, and MWP operates the Mesa Wind Farm in California. VRCC was incorporated to act as general contractor in the construction of the Steel Park 15 MW Project and is currently inactive. Until October 31, 2006, we conducted our New Brunswick operations through Eastern Wind. On October 31, 2006, New Brunswick Power terminated the power purchase agreement we entered into with New Brunswick Power and, subsequently, our management has decided not to pursue any further opportunities in New Brunswick. Solargenics has been incorporated to investigate and, if appropriate, exploit potential synergies that may exist for the production and sale of solar-generated electrical energy, including from lands upon which our wind farms are located.

          The list below sets out, as of the date hereof, the relationship between us and each of our subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Shareholding
Eastern Wind Power Inc.	New Brunswick, Canada	100%
Verde Resources Corporation	Arizona, USA	100%
Verde Resources Construction	Arizona, USA	100%
Corporation
Aero Energy, LLC	California, USA	100%
Mesa Wind Power Corporation	Colorado, USA	100%(1)
Western Solargenics Inc.	British Columbia, Canada	100%

______________________________________
(1)	Indirectly held through Verde Resources Corporation, which owns all of the shares of Mesa Wind Power Corporation.

4.D.      Property and Equipment

          On February 17, 2006, we completed the acquisition of the Windridge Generating Facility and on July 25, 2006 we completed the acquisition of PAMC, which changed its name to Mesa Wind Power Corp. It owns and operates the Mesa Wind Farm.

          As at January 31, 2007, our property and equipment assets were as follows:

		Accumulated	Net
	Cost	Depreciation	Book Value
Mesa Wind Farm
Generating Facility	$18,279,508	$1,293,509	$16,985,999
Land right of way	434,110	33,393	400,716
Vehicles	127,737	12,774	114,963
	18,841,356	1,339,676	17,501,678
Windridge Wind Farm
Land	568,509	-	568,509
Generating Facility	447,098	28,272	418,827
	1,015,608	28,272	987,336
Land
California	2,507,702	-	2,507,702
Arizona	2,247,513	-	2,247,513
	4,755,215	-	4,755,215
Meteorological towers	169,317	79,250	90,067
Furniture and equipment	36,195	15,179	21,016
Total	$24,817,690	$1,462,376	$23,355,314

Tehachapi, California

          From 2002 to 2007, we purchased 1,262 acres of land in Tehachapi, California for $2,507,702. We have erected meteorological towers costing $146,248 on some of these properties to assess the wind characteristics. We have also purchased computers and office equipment costing $9,322.

          Since January 31, 2007, we have purchased an additional 20 acres of land for approximately US$75,000 and entered into an agreement to purchase an additional 77 acres of land in California for US$250,000. The mortgages to finance the property acquisitions require monthly payments of US$5,159 including interest at rates from 6.5% to 8.0% and with maturities of 1.5 years to 7.5 years.

          We also own the Windridge Generating Facility, which we acquired on February 17, 2006, for the purchase price of US$825,000. We granted a mortgage to the vendor of the Windridge Generating Facility to secure repayment of a promissory note in the amount of US$275,000.

Palm Springs, California

          Our subsidiary, MWP, leases approximately 440 acres of land near Palm Springs, California from the Bureau of Land Management. The lease expires on January 23, 2013, and the annual lease payments are approximately US$80,000 per year.

          The shares of MWP and, consequently, the Mesa Wind Farm have become the subject matter of the Settlement Agreement we have entered into with Pacific Hydro, effective September 28, 2007. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

New Brunswick

          Commencing in 2003, we leased a total of 4,500 acres of land on Grand Manan Island, New Brunswick for development of a potential wind farm. We completed the necessary environmental and transmission studies, permitting and zoning to construct a 20 MW facility. We intended to commence the construction work once we renegotiated the terms of a power purchase and transmission agreements with New Brunswick Power; once we negotiated a turbine supply agreement with a turbine supplier; and, when we obtained the necessary equity and debt financing to complete the project. The project was abandoned after the power purchase agreement was terminated by New Brunswick Power. As at January 31, 2007, we wrote off our investment in Grand Manan in the amount of $1,149,339.

          On July 5, 2007, we entered into a letter of intent with UPC Canada Wind, Inc. to sell the meteorological towers, environmental, engineering and wind data, land and permits for $250,000. The purchase price is to be paid as follows: (a) $75,000 upon execution of the letter (received); (b) if the initial due diligence period is extended beyond the initial 30 days provided in the letter of intent, the purchaser will be required to pay $75,000 (received); (c) one third of the remaining purchase price on the signing of the purchase agreement and (d) the balance on closing. In addition, UPC Canada Wind, Inc. will assume certain liabilities to be mutually agreed upon.

     Arizona

          In Arizona, we purchased 440 acres of land in the Quail Springs area of Arizona for US$111,000 ($172,073) and 360 acres of land near Springerville, Arizona for US$106,000 ($143,305). We erected meteorological towers on these properties and continue to assess the wind characteristics. At this time, the current price of electricity and the wind characteristics for the properties do not justify the development of the properties. If electricity prices should increase, and turbines are developed to function with lower wind regimes, we will review the feasibility of developing wind farms on these properties. We are also investigating other potential uses for these properties. The mortgage payable of US$37,424 was secured by a charge on 440 acres of land in Quail Springs, Arizona having an original cost of US$121,000. During the year ended January 31, 2007, we retired the mortgage.

          We purchased 1,128 acres of land near Kingman, Arizona for US$1,641,130 on December 5, 2006 for the Steel Park 15 MW Project. As of the date of this annual report, we owe the vendor the sum of US$412,500, plus interest at 7% per annum which is due on December 6, 2007. The vendor has a first mortgage on the property as security for the US$412,500 owed. In addition, a significant shareholder who loaned us US$412,500 has a second mortgage on the property. We originally intended to use the property for the development of the Steel Park 15 MW Project and on developing the surplus real estate for commercial uses.

          After Pacific Hydro’s withdrawal from the project, we commenced a review to determine how we would be able to proceed with the completion of the project. We were unable to meet our commitment with Arizona Public Service to complete the project by March 31, 2007 and, at January 31, 2007, we wrote off our investment in the Steel Park 15 MW Project of $5,013,722.

          As described elsewhere in this annual report, on October 2, 2007, we transferred our entire interest in Steel Park LLC to Pacific Hydro in accordance with the terms of the Settlement Agreement. The Steel Park 15 MW Project has become the subject matter of the Settlement Agreement we have entered into with Pacific Hydro, effective September 28, 2007. We continue to own the land and certain electrical equipment related to the Steel Park 15MW Project. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

          The following discussion and analysis of our financial condition and results of operations for the three financial years ended January 31, 2007, 2006 and 2005, should be read in conjunction with our consolidated financial statements and related notes included in this annual report as well as the risk factors described herein under the heading "Risk Factors" and elsewhere in this report. Our financial statements included in the annual report were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in this annual report to U.S. GAAP, see Note 24 to the financial statements.

     Corporate Summary

          We own an operating wind energy facility in the Tehachapi Pass Wind Park in California and a second operating wind farm located near Palm Springs, California. We are currently developing, or have interests in other wind energy projects in California and Arizona. We have purchased or leased land and carried out meteorological, environmental, geotechnical, permitting and zoning work to further the use of these properties for wind farms. On October 31, 2006, New Brunswick Power terminated the power purchase agreement. At that date, we wrote off our investment in the capitalized construction-in-progress and capital assets totaling $936,084. In the last quarter of the year ended January 31, 2007, we made a further write-down of capitalized costs on this project bringing the total amount written off to $1,149,339.

          We are headquartered in Coquitlam, BC and we have branch offices in Scottsdale, Arizona and Bakersfield, California. Our common shares are listed on the TSX Venture Exchange under the symbol "WND", and were quoted, from February 26 until September 22, 2006, on the OTC Bulletin Board under the symbol "WNDEF". Due to the late filing of our 2006 annual report, our common shares were no longer eligible for quotation on the OTC Bulletin Board but, upon filing of this annual report, we intend to work with a market maker to once again become eligible.

          We operate through our six wholly-owned subsidiaries. Aero Energy, Verde Resources, VRCC, Eastern Wind, MWP and Solargenics.

          From inception through the year ended January 31, 2007, in respect of which this annual report was prepared, we have generated only limited revenues. Our primary focus has been on the acquisition of land for the development of wind farms, acquiring older wind farms that we believe can be upgraded and redeveloped on a profitable basis, the negotiation of power purchase agreements and turbine purchase agreements and the development of wind farms on acquired property.

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

Revenue Strategies

          Revenue sources for wind farms in the US come from the sale of electricity, sale of green credits and the Federal Production Tax Credit. Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy. Green credits are a developing market that is expected by industry experts to evolve into a significant source of revenue. Federal production tax credits are a $0.020 per kWh federal tax credit, subject to adjustment for inflation, and are currently available to producers of wind energy.

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

Critical Accounting Policies

Stock Based Compensation

          We follow the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to our consultants or directors require the application of the fair value method, as recommended by the CICA. All stock option awards granted to our consultants or directors after January 31, 2002 have been accounted for using the fair value method.

          The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of our common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of our securities.

Long-lived Assets Impairment

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Critical Accounting Estimates

          Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. The critical accounting estimates are as follows:

1.	We have amortized the cost of our generating facilities, equipment and power purchase agreements over their estimated useful lives.

2.	We have recorded stock-based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of the stock options granted to directors and consultants.

3.

We have allocated the value of a conversion option embedded in a debt instrument using the Black-Scholes Option Pricing Model that requires an assumption on the expected life of the conversion option. The difference between the loan amount and the value of the conversion option is being accreted over the term of the loan.

4.	We have recorded an asset retirement obligation, based on estimates of the cost to remediate the Mesa Wind Farm at a future date.

5.

We have performed impairment testing on the amount recorded as goodwill. In performing the impairment test, we estimated our cash flow, rates of return, interest rates and project costs and have made assumptions regarding the completion of our projects.

6.	We have allocated the purchase price of property and equipment and goodwill and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

Initial Adoption and Changes in Accounting Policies

          As a result of the acquisition of the Mesa Wind Farm, we have established an asset retirement obligation that records the estimated cost to remediate leased property used for wind farms and allocates the remediation cost over the expected useful life of the wind farm.

          The Mesa Wind Farm acquisition also required us to allocate the purchase price to the assets and liabilities acquired at their appraised values and to record future income tax liabilities created as a result of the difference between the cost bases of the assets for tax purposes and accounting purposes.

          We issued debt that provided the holder the right to convert the debt into common shares. We have valued the conversion option using the Black-Scholes Option Pricing Model and we are accreting the difference between the loan amount and the fair value of the conversion option over the term of the loan.

          We have discontinued the proposed construction of the Grand Manan 20 MW Project and the Steel Park 15 MW Project. The results of operations, assets, liabilities, expenses, write-offs and cash flows have been segregated and recorded as discontinued operations.

          The recognition of the Mesa Wind Farm as a self-sustaining foreign operation has resulted in a foreign exchange gain from the date of acquisition to January 31, 2007. This foreign exchange gain has been recorded as cumulative foreign currency translation in shareholders’ equity.

5.A.      Operating Results

	January 31	January 31	January 31
Selected Annual Information	2 0 0 7	2 0 0 6	2 0 0 5
Total revenues	1,594,440	Nil	Nil
Income/Loss before discontinued
Operations	($5,559,547)	($5,114,221)	($2,913,059)
Net income/(Loss)	($11,772,608)	($5,114,221)	($2,913,059)
Loss per share, basic and diluted	($0.50)	($0.30)	($0.21)
Total Assets	$30,574,515	$12,347,093	$3,794,839
Long Term Financial Liabilities	$545,236	Nil	Nil

		Loss Before	Loss
	Total	Discontinued	For The	Loss Per Share
Summary of Quarterly Results	Revenues	Operations	Quarter	Basic and Diluted
January 31, 2007 (1) (3)	$694,668	($1,683,212)	($6,910,189)	($0.29)
October 31, 2006 (1) (3)	$861,471	($2,730,474)	($3,730,474)	($0.16)
July 31, 2006 (1) (3)	$33,119	($511,688)	($511,688)	($0.02)
April 30, 2006 (1) (3)	$17,706	($682,509)	($682,509)	($0.03)
January 31, 2006 (1) (3)	Nil	($2,347,802)	($2,347,802)	($0.14)
October 31, 2005 (1) (2) (3)	Nil	($1,249,085)	($1,249,085)	($0.07)
July 31, 2005 (1) (2) (3)	Nil	($1,024,667)	($1,024,667)	($0.06)
April 30, 2005 (1) (3)	Nil	($492,667)	($492,667)	($0.03)
January 31, 2005 (1) (3)	Nil	($712,681)	($712,681)	($0.05)
October 31, 2004 (1) (3)	Nil	($861,266)	($861,266)	($0.06)
July 31, 2004 (3)	Nil	($732,361)	($732,361)	($0.05)
April 30, 2004 (3)	Nil	($666,670)	($666,670)	($0.05)

_________________________________
(1)

These amounts have been restated because subsequent to January 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2006 and 2005. For the year ended January 31, 2005, the calculation of stock based compensation omitted the issue of 250,000 stock options on September 2, 2004 with an exercise price of $1.40 per share. For the year ended January 31, 2006, the calculation of stock based compensation omitted the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

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

(3)	Amounts have been re-stated for discontinued operations.

Year Ended January 31, 2007 compared to January 31, 2006

Revenues

          We acquired two operating wind farms during the year ended January 31, 2007. On July 25, 2006, we acquired the 29.9 MW Mesa Wind Farm and on February 18, 2006, we acquired the 4.5 MW Windridge Generating Facility. From July 25, 2006 to January 31, 2007, the Mesa Wind Farm generated $1,499,408 (US$1,318,045) in revenues. The Windridge Generating Facility generated $95,032 (US$85,537) in revenues from February 18, 2006 to January 31, 2007. Total revenues for the year ended January 31, 2007 amounted to $1,594,440 (US$1,401,582).

Plant Operating Costs

          Plant operating costs include operations and maintenance costs, property taxes, right-of-way fees, insurance and electricity costs. The Mesa Wind Farm plant operating costs from July 25, 2006 to January 31, 2007 amounted to $1,038,267 (US$1,007,371) and the Windridge Generating Facility plant operating costs from February 18, 2006 to January 31, 2007 amounted to $26,228 (US$23,056). Total plant operating costs amounted to $1,064,495 (US$1,030,427).

Amortization

          Amortization increased from $31,398 for the year ended January 31, 2006 to $1,418,075 for the year ended January 31, 2007. During the year ended January 31, 2007, we completed the acquisition of the Mesa Wind Farm and the purchase of the Windridge Generating Facility. At January 31, 2007, the purchase price allocation, based on machinery, equipment and intangible appraisals and estimates of asset retirement obligations, resulted in increases to assets as follows:

	Windridge	Mesa Wind	Total
Land	$568,509	$-	$568,509
Land right-of-way	-	434,111	434,111
Generating facilities	447,098	18,252,367	18,699,465
Power purchase agreement	34,623	35,310	69,933
	$1,050,230	$18,721,788	$19,772,018
Amortization	$32,551	$1,328,896	$1,361,447

          The amortization for these assets amounted to $1,361,447 and the balance of the increase is related to the purchase of meteorological towers for the Windstar 120 MW Project and vehicles for the Mesa Wind Farm.

Asset Retirement Obligation

          During the year ended January 31, 2007, we purchased the Mesa Wind Farm. The grant of right-of-way with the Bureau of Land Management requires that the turbines and foundations be removed at the termination of the lease as a result, we have provided for an asset retirement liability of $953,704

(US$810,284) and accreted the liability by $79,296 (US$64,856) to increase the asset retirement liability to $1,030,000 (US$875,106).

Bonuses

          At the 2005 Annual General Meeting, our shareholders approved the payment of bonuses to our chief executive officer, Mr. Jeffrey J. Ciachurski of $700,000 and to Michael Boyd, another director and officer of our company, of $300,000. The bonus to Michael Boyd was paid by the issue of 182,930 shares at a deemed price of $1.64 per share. The bonus payable to Jeff Ciachurski will be paid by the issue of 426,829 shares at a deemed price of $1.64. The shares are subject to an escrow agreement over the period from May 30, 2005 (the date of grant) to October 31, 2007. As such, $334,080 of the bonuses has been expensed in the year ended January 31, 2007 and $582,000 of the bonuses have been expensed in the year ended January 31, 2006. The remainder, which totals $83,920, will be amortized to expense during the year ending January 31, 2008.

Communications

          Communication expenses for the year ended January 31, 2007 decreased from $283,664 to $27,219 as a result of reduced investor relations activities.

Consulting and directors’ fees

          Consulting and directors’ fees increased from $448,549 for the year ended January 31, 2006 to $798,775 for the year ended January 31, 2007. The major reasons for the increase include: the increase in monthly compensation to one of our directors and officers based in California, Mr. Cash Long, the contracting of a legal consultant to assist with the negotiation and documentation of the legal agreements, negotiation of settlements with Pacific Hydro and providing advice on other law suits that we are involved in, and, increases in compensation to our chief financial officer commencing in September 2006.

Foreign Exchange Loss

          The foreign exchange loss increased from $38,339 for the year ended January 31, 2006 to $536,996 for the year ended January 31, 2007. The foreign exchange losses resulted from the decrease in the value of the Canadian dollar and the increase in US dollar debt financing for the Mesa Wind Farm and the loans payable from the purchase of US real estate.

Interest and Accretion on Long Term Debt

          Interest and accretion on long term debt increased from $104,220 for the year ended January 31, 2006 to $946,304 for the year ended January 31, 2007. The increase results from the interest accrued on the Mesa Wind acquisition loan payable from Pacific Hydro of $764,912 (US$674,764) and the accretion of the loan discount resulting from separating the fair value of the conversion option provided for in the Windridge acquisition loan of $99,008.

Management Fees

          Total compensation for our Chief Executive Officer increased from $131,725 for the year ended January 31, 2006 to $417,723 for the year ended January 31, 2007 as approved by our Board of Directors.

Professional Fees

          Professional fees have increased from $373,312 for the year ended January 31, 2006 to $1,013,673 for the year ended January 31, 2007. The increase results from: higher audit fees; the cost of using an accounting firm to provide accounting services; legal fees to defend against the law suits by Pacific Hydro, Paul Woodhouse and Darlene Gillis and Michael Wystrach and to initiate a lawsuit against Paul Woodhouse and Darlene Gillis; legal fees related to FERC applications to obtain access to the Sagebrush transmission line; legal and accounting costs related to the completion of our 2006 20F and restatement of the financial statements for the year ended January 31, 2006.

Loss From Discontinued Operations

          During the year ended January 31, 2007, we incurred losses of $6,163,061 from the discontinuance of the Grand Manan 20 MW Project and the Steel Park 15 MW Project.

          Our operations in New Brunswick were terminated as a result of the cancellation of the power purchase agreement with New Brunswick Power. As a result, we incurred costs including the write offs of construction-in-progress costs and property and equipment totaling $1,149,339.

          We discontinued the development of the Steel Park 15 MW Project that was to be developed in a joint venture with Pacific Hydro. Pacific Hydro advised us in September 2006, that it did not wish to proceed with the project and on April 10, 2007, Arizona Public Service terminated the power purchase agreement. During the year ended January 31, 2007, we wrote off $5,013,722 in construction-in-progress costs and operating costs related to the project.

Construction-in-Progress

          We are involved in the development of the Windstar 120 MW Project and the redevelopment of the Mesa Wind Farm 50 MW Project. The construction-in-progress costs are summarized as follows:

		Mesa Wind
	Windstar	Farm
2007	120 MW	50MW	Total
Balance, beginning of year	$98,529	$-	$98,529
Additions	124,103	40,065	164,168
Balance, end of year	$222,632	$40,065	$262,697

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

Interest and Bank Charges

          Interest and bank charges increased from $13,132 to $120,812. The increase results from the loan from a related party of US$550,000 which bears interest at 18% per year and we paid interest equal to 12% of the outstanding balance of the letter of credit to secure the Southern California Edison bond.

Write off of Advances Receivable

          Eastern Wind wrote off advances receivable of $89,796 after we determined that two of its directors and officers had taken consulting fees in excess of the agreed upon amounts for the 2005 and 2006 fiscal year. The account receivable from these officers and directors has been provided for, but we have commenced a legal action to recover the amounts owing.

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

Foreign Exchange Losses

          We incurred foreign exchange losses primarily from funds deposited in US dollars less foreign exchange gains on our debt due in US dollars. During the year, the US dollar exchange rate declined from a high of $1.27 to $1.14 at January 31, 2007.

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

Communications

          The communications expense increased from $nil in 2004 to $106,775 in 2005. This increase was primarily the result of an increase in the cost of investor relations services and the cost to obtain community approval in New Brunswick for the Grand Manan 20 MW project.

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

Construction in Progress

          As at January 31, 2007, we were involved in the early construction stage of the Mesa Wind Farm 50 MW Project and the Windstar 120 MW Project. Our construction of the Grand Manan 20 MW Project and the Steel Park 15MW Project were terminated. The amounts incurred for fiscal 2007 and 2006 were as follows:

Mesa Wind Farm 50 MW Project

          During the years ended January 31, 2007 and 2006, the major components of the construction costs for the Mesa Wind Farm 50 MW Project were as follows:

Cost	2007		2006
Permitting	3,767	$	Nil
Title Insurance	32,838	$	Nil
Meteorological consulting	3,460	$	Nil
	$40,065	$	Nil

Windstar 120 MW Project

          During the years ended January 31, 2007 and 2006, the major components of construction in progress for the Windstar 120 MW Project were as follows:

Cost	2007	2006
Engineering	$149,457	$24,043
Meteorological consulting	20,583	Nil
Environmental consulting	7,568	Nil
Financing	42,229	19,991
Other	2,795	54,495
	$222,632	$98,529

5.B.      Liquidity and Capital Resources

          As at January 31, 2007, we had a working capital deficiency of $18,841,732 compared to a surplus of $5,278,346 at January 31, 2006. The funds were used to purchase the Mesa Wind Farm for $15,535,659 (US$13,611,056), finance construction-in-progress costs incurred during the period of $3,176,992, to provide security for the letter of credit for Southern California Edison of $1,177,000 (US$1,000,000), to repay the loan from a related party of $366,239 and to finance operations. We agreed to borrow $15,771,800 from Pacific Hydro to acquire the Mesa Wind Farm. Since the loan was due on December 31, 2006, it is recorded as a reduction in working capital. At January 31, 2007, our cash position was $42,506.

          We have significant real estate interests in Tehachapi and in Arizona. The Tehachapi property could be leased to other wind developers and could generate lease income. Some of the land could be developed for residential purposes or continued to be used for farming activities. Pacific Hydro commenced a lawsuit that contends that we are unable to sell, lease or mortgage our real estate without their participation. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

          If we are unable to raise equity capital to develop our wind properties, we could enter into joint ventures with larger wind developers that have greater capital resources. The corporate expenses are being reduced by the costs of the Steel Park 15MW Project discontinuance and other discretionary costs until the dispute with Pacific Hydro is ultimately resolved.

          During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and we wrote off our investments in these projects and incurred losses totalling $6,163,061.

          If we cannot fulfil the terms of our Settlement Agreement with Pacific Hydro, Mesa Wind may be transferred to Pacific Hydro to repay the US$13,400,000 acquisition loan, Pacific Hydro may have the right to require us to repurchase 4,333,333 of our common shares at a price of $1.50 per share and we may be required to joint venture wind projects in Riverside and Kern Counties, California and Mohave County, Arizona with Pacific Hydro.

          Our recurring losses and working capital deficiency, the uncertainty as to our ability to raise funds to repay Pacific Hydro and the lawsuits with Pacific Hydro and other parties raise substantial doubt about our ability to continue as a going concern. Management plans on raising capital to repay the Pacific Hydro loan and to develop and construct wind energy projects.

5.C.      Research and Development, Patents and Licenses

          Not applicable.

5.D.      Trend Information

          Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

5.E.      Off-Balance Sheet Arrangements

          Not applicable.

5.F.      Tabular Disclosure of Contractual Obligations

          The following table sets out our principal outstanding contractual obligations as of January 31, 2007:

	Payments Due by Period
	Total	Less than 1	1-3	3-5	More
		Year	Years	Years	than 5
Contractual Obligations					Years
Long-Term Debt Obligations	$18,001,665	$17,456,429	$384,235	$114,919	$46,082
Capital (Finance) Lease
Obligations	Nil	Nil	Nil	Nil	Nil
Land Right-of-Way Payments (1)	$705,031	$118,530	$355,589	$230,912	Nil

	Payments Due by Period
Purchase Obligations (2)	$264,825	$58,850	$117,700	$88,275	Nil
Other Long-Term Liabilities
reflected on our Balance Sheet
under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	$18,971,521	$17,633,809	$857,524	$434,106	$46,082

(1)

We entered into lease agreements for some of our properties located in Arizona and New Brunswick. There are no current binding financial obligations under these agreements. Binding financial obligations would materialize upon the occurrence of certain events, such as the commencement of production of wind energy and the subsequent sale of electricity.

(2)

We have entered into an agreement to purchase land in Tehachapi, California for US$250,000. The purchase agreement provides for a deposit of US$25,000 which has been paid into escrow and payments of US$50,000 to be paid on the 1st anniversary of the date of the agreement, US$100,000 to be paid on the 2nd anniversary of the date of the agreement and US$75,000 on the 3rd anniversary of the date of the agreement.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      Directors and Senior Management

          The following table sets out certain information, which is accurate as at the date of this annual report, concerning our directors and executive officers:

Name	Present Position	Business Experience and Activities

Jeffrey J. Ciachurski	Chief Executive Officer and Director of Western Wind	From 1998 to July 2006 President of Western Wind, Chief Executive Officer and Director of Western Wind since 1998.

James A. Henning	Chief Financial Officer of Western Wind

President of Western Wind from July 2006 to March 2007; Chief Financial Officer of Western Wind since 2005; President of Corpfinance Advisory Services Inc. since 1984., a corporate finance consulting firm.

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

          Since February 1, 2004, Mr. Ciachurski has received consulting fees ranging from approximately $12,000 per month. Mr. Ciachurski provides us with various services, including negotiating land acquisitions and leases, advising on regulatory matters related to the wind energy sector, negotiating power purchase and transmission agreements with utilities and prospective customers and negotiating our financing arrangements in Canada and the United States.

          Our Arizona subsidiary, Verde Resources, has entered into a consulting agreement with one of our directors and our former CFO, Mr. Cash A. Long. Mr. Long's consulting agreement was recently renewed until February 8, 2008 and under the current compensation arrangement, Mr. Long has received up to US$9,000 per month. The agreement may be renewed for a further two years. The agreement also includes non-competition provisions prohibiting a consultant from competing with our company for a period of two years from the termination of their respective agreements. The agreement with Mr. Long, however, permits him to continue to render his services to Mogul Energy, a business in which he owns a 1/3 interest and which carries on the same business as ours in California.

          On July 23, 2005 our shareholders approved bonus payments to certain of our officers and other management personnel. Jeffrey Ciachurski, our Chief Exeuctive Officer received a bonus payment of $700,000 which is payable by the issuance of 426,829 common shares at a deemed price of $1.64 per share. One-third (1/3) of Mr. Ciachurski's bonus, 142,276 common shares, are issuable immediately. The remaining two-thirds (2/3) of his bonus, 284,553 common shares, are issuable in two equal instalments, with the first instalment issuable on or after October 26, 2006 and the second instalment issuable on or after October 26, 2007. The remaining portion of Mr. Ciachurski’s bonus will also be subject to Mr. Ciachurski continuing to be a director or officer of our company. Michael Boyd received a bonus payment of $300,000 which was paid by the issuance of 182,930 common shares at a deemed price of $1.64 per share. The shares were issued on October 26, 2005 and were subject to an escrow agreement dated October 11, 2005. Pursuant to the terms of the escrow agreement, one-third was released immediately, one-third was released on October 26, 2006 and the final one-third is to be released on October 26, 2007. Cash Long received a bonus payment totalling $338,687 which was payable as to $172,020 to repay an investment deposit and the payment of share subscription receivable of $166,667 related to the prior exercise of warrants. Jeffrey Patterson received a bonus payment equal to $166,667 which paid for a share subscription receivable related to the prior exercise of warrants.

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

          All of our executive officers allocate approximately forty (40) hours of work per week to the development of our business.

6.B.      Compensation

          During the fiscal year ended January 31, 2007, we paid an aggregate of $1,361,228 in cash compensation to our directors and officers for consulting, project management, or management fees as well as other expenses such as rent, automotive and secretarial services. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by us during the fiscal year ended January 31, 2007 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Summary

          The following table lists all annual and long term compensation for services in all capacities to our company for the fiscal year end January 31, 2007 in respect of directors and members of our administrative, supervisory and management bodies.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
	Consulting and Directors’ Fees ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)
Jeffrey J. Ciachurski CEO and Director	$417,723	$234,080 (1) (2)	Nil	50,000 (3)	Nil
James A. Henning CFO	$178,540	Nil	Nil	50,000 (3)	Nil
Claus Andrup Director	$25,000	Nil	Nil	50,000 (3)	Nil
Robert C. Bryce Chairman and Director	$10,000	Nil	Nil	50,000 (3)	Nil
J. Michael Boyd Director	$75,082	$100,000 (1) (4)	Nil	50,000 (3)	Nil
Cash Long Director of Western Wind	$156,426	Nil	Nil	50,000 (3)

Name and Principal Position	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
	Consulting and Directors’ Fees ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)
Steve Mendoza Vice-President and Director of Verde; Executive Vice- President of Western Wind and Chief Engineer	$108,073	Nil	Nil		Nil
V. John Wardlow Director	$5,500	Nil	Nil	200,000 (3)	Nil
C. Roy Henning Vice President, Legal Affairs	$130,599	Nil	Nil	50,000 (3)	Nil

(1)	Payable by the issuance of common shares, issued or to be issued, at a deemed price of $1.64 per share. For accounting purposes, the bonuses were amortized commencing on the date of Board approval.
(2)

Two-thirds (2/3) of Mr. Ciachurski's bonus, 284,553 common shares of our company, is issuable immediately. The remaining one-third (1/3) of the bonus common shares is issuable on or after October 26, 2007.

(3)	Exercisable at a price of $1.23 per share until September 25, 2011.
(4)	All of Mr. Boyd's bonus, comprised of 182,930 common shares of our company, will have been issued by October 26, 2007.

Compensation of Directors

          Non-executive directors may receive compensation of up to $12,000 per fiscal year, for being a director. In addition, any management and consulting agreements we have with our directors do not provide for payment of benefits upon termination of employment or following a change in control of our company.

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

          Our board of directors has established an Audit Committee. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The members of the Audit Committee are Robert Bryce, Claus Andrup, and V. John Wardlow. We have also established a Compensation Committee, which is comprised of Messrs. Ciachurski, Andrup and Mr. Michael Boyd.

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

6.E.      Share Ownership

          As of October 9, 2007, our directors and members of our administrative, supervisory or management bodies, as a group own, directly or indirectly, a total of 1,662,118 shares representing 6.42% of our issued and outstanding common shares. These holdings are as follows:

	Number of	Percentage
Name of Beneficial Owner	Common Shares (10)	of Class (10)
Jeffrey J. Ciachurski	332,086 (1)	1.28%
Claus Andrup	166,666 (2)	0.64%
Robert C. Bryce	341,866 (3)	1.32%
Cash A. Long	596,666 (4)	2.30%
Steve Mendoza	3,800 (5)	0.01%
J. Michael Boyd	140,000 (6)	0.54%
James A. Henning	Nil (7)	Nil
V. John Wardlow	247,700 (8)	0.96%
C. Roy Henning	Nil (9)	Nil

______________________
(1)

Mr. Ciachurski has incentive stock options entitling him to acquire up to 250,000 of our common shares, with 200,000 options having an exercise price of $2.40 per share until October 31, 2008, and the remaining 50,000 having an exercise price of $1.23 per share until September 25, 2011. Two-thirds (2/3) of Mr. Ciachurski's bonus, 284,553 common shares of our company, is issuable immediately. The remaining one-third (1/3) of the bonus common shares is issuable on or after October 26, 2007.

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

(4)	Mr. Long has incentive stock options entitling him to acquire up to 50,000 of our common shares having an exercise price of $1.23 per share until September 25, 2011.
(5)	Mr. Mendoza has incentive stock options entitling him to acquire up to 400,000 of our common shares at an exercise price of $1.74 per share until October 31, 2008.
(6)

Mr. Boyd has incentive stock options entitling him to acquire up to 250,000 of our common shares, with 200,000 options having an exercise price of $1.44 per share until May 20, 2009, and the remaining 50,000 having an exercise price of $1.23 per share until September 25, 2011. All of Mr. Boyd's bonus, comprised of 182,930 common shares of our company, will have been issued by October 26, 2007.

(7)

Mr. James Henning has incentive stock options entitling him to acquire up to 300,000 of our common shares, with 250,000 options having an exercise price of $1.33 per share until September 6, 2010, and the remaining 50,000 having an exercise price of $1.23 per share until September 25, 2011.

(8)	Mr. Wardlow has incentive stock options entitling him to acquire up to 200,000 of our common shares at an exercise price of $1.23 per share until September 25, 2011.
(9)	Mr. Roy Henning has incentive stock options entitling him to acquire up to 50,000 common shares at an exercise price of $1.23 per share until September 25, 2011.
(10)	Does not include incentive stock options, bonus or escrow shares set out in (1) through (9) above.

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

Identity of person or group	Amount Owned	Percentage of class (2)

CDS & Co. (1)	15,185,933	58.65%

Pacific Hydro International Pty Ltd.	6,000,000	23.17%

Robert D. Schweizer	1,407,330	5.43%

(1)

CDS & Co. is a clearinghouse for Canadian shareholders who hold their shares in brokerage accounts. Management is unaware of who beneficially owns these shares, although certain of these figures may include shares of management registered in brokerage houses. The shares held by management as disclosed under Item 6 includes any shares held in a brokerage account.

(2)	The percentage is determined based on the number of outstanding common shares as at October 9, 2007.

Shareholder Distribution

          As at October 9, 2007, there were approximately 74 holders of record of our common shares and a total of 25,890,859 common shares were outstanding. Approximately 2,747,496, or 10.61%, of our common shares are held of record by U.S. holders, including depositories and clearing agencies.

7.B.      Related Party Transactions

          In February 2006, we paid the sum of $200,000 to the spouse of one of our officers and directors who provided a letter of credit in the amount of US$500,000 to Southern California Edison. We granted security to the spouse of the officer and director, who was required to secure the letter of credit with a cash deposit in excess of the amount of the letter of credit. The sum was paid pursuant to a demand for payment and was subsequently repaid. The letter of credit was provided by a US bank and, as security, the spouse granted a security interest to the bank over certain of her assets. The letter of credit provided by the spouse in the amount of US$500,000 was replaced by a letter of credit provided by us in the amount of US$1 million, as required by Southern California Edison. The bank has discharged the security interest over her assets and, effective November 30, 2006, she has repaid the $200,000, including interest.

          In April 2007, the Board of Directors approved certain compensation arrangements for the year-ended January 31, 2007, over-payments and consulting fees to certain related parties, including directors, officers and other members of our management, supervisory or executive bodies. These payments, which were paid during the year ended January 31, 2007, include; US$66,000 in consulting fees and US$100,000 as a bonus to J. Michael Boyd, US$95,000 to Steve Mendoza in consulting fees and expenses, US$202,116 to James Henning our CFO, US$137,505 in consulting fees to Cash Long, US$25,000 in director’s fees to Claus Andrup, US$10,000 in directors’ fees to Robert Bryce, US$697,611.13 in consulting fees and other compensation to Jeffrey Ciachurski, our CEO and $5,500 in director’s fees to V. John Wardlow. We also approved the interest that has accured to Pacific Hydro in connection with the loan of $13.4 million in the amount of $747,412.

          On July 24, 2006, we entered into a loan agreement with Pacific Hydro, one of our principal shareholders, whereby Pacific Hydro agreed to loan us the sum of US$13.4 million, on a short term basis, to acquire the shares of PAMC and the assets of the Mesa Wind Farm. The original loan carried interest at a rate of LIBOR plus 6% per annum. The loan was repayable on December 31, 2006, failing which we were to transfer to Pacific Hydro our entire interest in the Mesa Wind Farm as repayment of the loan. The Mesa Wind Farm is the subject matter of the Settlement Agreement we have entered into. See “Legal Proceedings - Pacific Hydro Settlement" under Item 8 of this annual report.

          In November 2006, the spouse of an officer and director advanced on our behalf a total of $630,000 to finance our purchase of the 1,128 acres of land near Kingman, Arizona. The advance bears interest at LIBOR plus 5.98% per year. In addition, we granted the lender a bonus of 146,500 shares at a deemed price of $0.86 per share.

          The mortgage granted to the vendor of the 1,128 acres of land we acquired, was reduced to US$412,500 by means of an advance from another significant shareholder. This advance bears interest at 12% per year and is due on May 28, 2009. The balance of the mortgage is due on December 6, 2007.

          Other than as disclosed elsewhere, and in Items 4, 6 and 7 of this annual report, there have been, to the best of our knowledge, no material transactions or loans for the period from February 1, 2006 to the date of this annual report, between us and: (a) enterprises that directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with us; (b) our associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above.

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

Legal Proceedings

          Paul Woodhouse and Darlene Gillis, former directors and officers of Eastern Wind, are suing our CEO, Jeffrey J. Ciachurski and our company alleging, among other things, a failure to issue certain bonus shares and failing to issue certain shares pursuant to the exercise of incentive stock options. In addition, we have commenced proceedings against Mr. Woodhouse and Ms. Gillis in New Brunswick for, among other things, breach of their fiduciary duties owed to Eastern Wind. Mr. Woodhouse and Ms. Gillis have since launched an additional action against Mr. Ciachurski and us for certain comments that they allege were defamatory and that were made in an on-line investment chat forum. The parties have entered into a settlement agreement dated August 10, 2007 to settle all outstanding litigation.

          Tom Vihvelin, a former director of Eastern Wind, is suing Eastern Wind for the right to exercise incentive stock options to acquire 50,000 common shares of Western Wind at an exercise price of $0.80 per share and $6,000 with respect to payment for services rendered. We have filed a counterclaim for breach of fiduciary duties but have not quantified the damages we are seeking.

          A US citizen filed a statement of claim in Pima County, Arizona seeking compensation for services rendered. A hearing was heard in Arizona and the proceeding subsequently dismissed. Additional motions by the plaintiff to re-instate the proceedings were dismissed as well. On November 6, 2006, the plaintiff launched an action in British Columbia on essentially the same basis as the action that was dismissed in Arizona. Management believes that the plaintiff’s allegations are without merit. We are pursuing reimbursement of our legal costs related to the action initiated in the United States.

          On July 9, 2007 this same US citizen and his spouse, commenced a legal action against us and our Chief Executive Officer in British Columbia alleging, among other things, damages in the amount of $351,000 for breach of a lease agreement we entered into respecting certain land in Arizona and/or wrongful conversion by our Chief Executive Officer of certain monies payable to the lessor. Management believes that the plaintiffs’ allegations are without merit. A statement of defence has been filed.

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

          Pacific Hydro filed a second Statement of Claim demanding that we transfer our interest in the Mesa Wind Farm to them as a result of a failure to repay to Pacific Hydro a loan of US$13.4 million which was used to acquire the Mesa Wind Farm. We filed a defence claiming that Pacific Hydro has effectively, as a result of their actions, prevented our prepayment of the loan. Our current plans are to continue efforts to raise equity and debt financing to repay the debt.

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

Settlement with Pacific Hydro

          On September 28, 2007, we entered into a Settlement Agreement to terminate our business relationship and all existing legal actions currently in effect with Pacific Hydro. The Settlement Agreement also sets out the terms by which we are to repay Pacific Hydro for the loan of $13.4 million which they advanced to us on July 25, 2006, including any accrued interest.

          The Settlement Agreement sets out the termination of our business relationship and the settlement of all outstanding legal proceedings between the parties in two phases. On October 2, 2007, Phase I of the Settlement Agreement closed. Under Phase I, Steel Park LLC transferred all its assets, less the 15 wind turbines and other related electrical equipment (the “Turbine Assets”) acquired from Mitsubishi Power Systems Inc., to our subsidiary, Verde Resources. The Turbine Assets were then transferred by Steel Park LLC to Pacific Hydro. In exchange for transferring our interests in Steel Park LLC to Pacific Hydro, we will receive a credit of up to $3 million towards the repayment of $13.4 million loan.

          The terms of the loan from Pacific Hydro have been revised. If the $13.4 million loan is repaid, the interest on the outstanding principal amount of the loan will be reduced, effective January 1, 2007 from LIBOR plus 6% to LIBOR plus 2.25% .

          Subsequent to the closing of the Phase I transaction, which occurred on October 2, 2007, Pacific Hydro will attempt to sell Steel Park or the Turbine Assets to an arm’s length third party, or may elect to retain the Turbine Assets for use by itself or one of its affiliates. Upon the sale of the Turbine Assets or, if Pacific Hydro or one of its affiliates elects to retain the Turbine Assets for their own use, we will receive a credit of up to $3 million towards the repayment of the outstanding loan. We will also provide Pacific Hydro with an indemnity from any known liabilities of Steel Park that existed prior to the transfer to Pacific Hydro.

          Phase II provides that we will either repay the balance of the outstanding loan, or transfer to Pacific Hydro all our shares of MWP. We will have 210 days from September 28, 2007 (April 28, 2008) to repay the outstanding loan and any accrued interest, less any amounts that were credited to us upon the closing of the Phase I transaction. We will be required as part of the Phase II transactions, to deposit the MWP shares into escrow with an escrow company to hold such shares in accordance with the terms of the Settlement Agreement. In the event that we are unable to repay the loan on or before April 28, 2008, we will forfeit to Pacific Hydro all of the shares of MWP to satisfy the outstanding loan, and any accrued interest, then owing to Pacific Hydro. We may also be liable for certain of Pacific Hydro's legal expenses, up to $350,000 if Pacific Hydro, for any reason, is unable to strictly foreclose on the MWP Shares.

          While Pacific Hydro will retain ownership of the 6,000,000 common shares that they own in our company, they agree that in the event our common share price reaches a specified price, to use its best good faith efforts to sell their shares on the public market, pursuant to the terms of the Settlement Agreement. Further, if our company were to locate a prospective purchaser for these shares at the specified price, then Pacific Hydro will make a good faith effort to sell their shares to this prospective purchaser subject to applicable laws or exchange policies.

          If we repay the $13.4 million loan to Pacific Hydro, the Alliance Agreement dated January 23, 2006 will be terminated.

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

          The following is a summary of the annual high and low market prices for the five most recent financial years ended January 31, 2007:

	TSX Venture Exchange		OTC Bulletin Board (1) (2)
Annual Highs and Lows	High	Low	High	Low
2007	$2.35	$0.95	$2.30	$1.27
2006	$2.10	$0.91	-	-
2005	$3.59	$0.87	-	-
2004	$3.85	$1.00	-	-
2003	$1.50	$0.70	-	-

__________________________
(1)	Prices are in U.S. dollars.
(2)

Our common shares were quoted on the OTC Bulletin Board from February 4, 2006 until September 2006, at which time they were delisted for failing to file our 2006 annual report within the grace period set out by the NASD.

     The following is a summary, on a fiscal quarter basis, of the high and low prices of our common shares on the TSX Venture Exchange and the OTC Bulletin Board during our two most recent financial years and any subsequent periods.

	TSX Venture Exchange		OTC Bulletin Board (1) (2)
Quarterly Highs and Lows	High	Low	High	Low
Financial Year Ended January 31, 2008
Third Quarter	$1.33	$0.95	-	-
Second Quarter	$1.07	$0.80	-	-
First Quarter	$1.49	$1.00	-	-
Financial Year Ended January 31, 2007
Fourth Quarter	$1.33	$0.92	-	-
Third Quarter	$1.89	$1.27	$2.30	$1.27
Second Quarter	$2.32	$1.80	$2.17	$1.62
First Quarter	$2.35	$1.64	$2.19	$1.65

______________________
(1)	Prices are in U.S. dollars.
(2)

Our common shares were quoted on the OTC Bulletin Board from February 4, 2006 until September 2006, at which time they were delisted for failing to file our 2006 annual report within the grace period set out by the NASD.

          The following is a summary, on a monthly basis, of the high and low prices of our common shares during the past 6 months on the TSX Venture Exchange.

	TSX Venture Exchange
Monthly Highs and Lows	High	Low
October 1 to October 9, 2007	$1.74	$1.40
September, 2007 (1)	$1.29	$0.92
August, 2007	$1.07	$0.95
July, 2007	$1.14	$0.92
June, 2007	$1.07	$0.89
May, 2007	$1.06	$0.81
April, 2007	$1.15	$1.00

_______________________
(1)	The closing price for our common shares on the TSX Venture Exchange as of October 9, 2007 was $1.61.

ITEM 10.           ADDITIONAL INFORMATION

Share Capital

          This 20F is being filed as an annual report under the Securities Exchange Act 1934, and as such, there is no requirement to provide any information under this item.

Notice of Articles and Articles of Incorporation

          Our constating documents relating to our incorporation and the rules which we have chosen to govern our conduct were filed with our initial registration statement filed in 2004 and have been incorporated by reference in our annual reports filed since then. Effective March 30, 2004, the Company Act was replaced with the Business Corporations Act (British Columbia). As a result of this new legislation, all companies incorporated or extraprovincially registered in British Columbia were required to "transition", prior to March 30, 2006, into the BCBCA by submitting certain filings with the Registrar of Companies for the Province of British Columbia. Effective June 11, 2004, we completed our transitioning requirements by filing with the Registrar the requisite Transition Application, Notice of Articles and Articles.

          In February 2005, we altered our Articles by creating an unlimited number of Class "A" Preference shares without par value. As a result of the amendment, our share structure is comprised of an unlimited number of common shares, without par value, and the Class "A" Preference shares, also without par value.

          The holders of our common shares are entitled to notice of and to attend and to vote at our general shareholders' meetings. The holders of our Class "A" Preference shares are not entitled to notice of or to attend or vote at these meetings. The Class "A" Preference shares are issuable in series and are entitled to receive, before any distribution to any other class of shares that ranks junior to the Class "A" Preference shares, and upon the liquidation or dissolution of our company, the amount of paid up capital with respect to each Class "A" Preference share held by them, together with any fixed premium thereon. To date, no Class “A” Preference shares have been issued.

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

          On July 5, 2005, we announced that, subject to regulatory approval, we had entered into an agreement to acquire an operating generating facility in Tehachapi Park in California known as the Windridge Generating Facility. In February 2006, we completed the acquisition of the facility, which includes assuming a 30-year power purchase agreement, entered into with Southern California Edison in 1984, which expires in 2014. Consideration is US$550,000 which is payable, in part, with a convertible note in the amount of US$275,000 with an interest rate of 8% per annum. The note is convertible into common shares at a rate of $1.64 per share. Refer to Item 4 "Information on Western Wind – History and Development".

          On March 20, 2006, we entered into a Turbine Supply Agreement with Mitsubishi Power Systems, Inc. to acquire 15 one megawatt MHIA 1000A wind turbines. The Turbine Supply Agreement was assigned to Steel Park, LLC. The power purchase agreement for the Steel Park 15 MW Project has been terminated and, on October 2, 2007, pursuant to the terms of the Settlement Agreement, we assigned our interest in Steel Park LLC to Pacific Hydro. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

          In January 2006, we entered into an Alliance Agreement with Pacific Hydro which outlined the terms by which we would jointly develop certain projects on our land. Pursuant to the Alliance Agreement, Pacific Hydro acquired the opportunity to partner with us to develop wind park projects on our properties located in Kern County and Riverside County in California, Mohave County in Arizona, and New Brunswick, Canada. Pacific Hydro would own 51% of any project that we agreed to contribute to a joint venture company and we, or one of our subsidiaries, would retain the remaining 49%. Our first joint venture project was to be the Steel Park project in Kingman, Arizona. In accordance with the Alliance Agreement, we incorporated Steel Park LLC, co-owned by Pacific Hydro and Verde Resources, to develop and operate the wind farm. If we repay the $13.4 million loan to Pacific Hydro, the Alliance

Agreement will be terminated. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

          In July 2006, we completed an Agreement and Plan of Merger with, among others, PAMC to acquire certain assets, including all of the shares of PAMC, comprising the Mesa Wind Farm located in Palm Springs, California. The Mesa Wind Farm has been a producing wind farm since 1984 and is equipped with approximately 460 65kw Vestas wind turbines. Electricity produced at the Mesa Wind Farm is sold to Southern California Edison pursuant to an existing power purchase agreement that expires on June 22, 2010. As consideration for the acquisition, we paid the vendors the sum of US$13.4 million. The purchase price was financed pursuant to a short-term loan, with an interest rate of LIBOR plus 6% per annum, provided to us by Pacific Hydro. The loan was repayable no later than December 31, 2006, failing which we were to transfer to Pacific Hydro our entire interest in the Mesa Wind Farm as repayment of the loan. MWP, a corporation incorporated by Verde Resources, owns all of the shares of PAMC. The shares of MWP have also become the subject of the Settlement Agreement. If we are unable to repay the balance of the loan owed to Pacific Hydro on or before April 28, 2008, we will be required to transfer our interest in the Mesa Wind Farm to Pacific Hydro in order to satisfy the loan. See "Legal Proceedings - Settlement with Pacific Hydro" under Item 8 of this annual report.

          Our failure to successfully fulfill the terms of the Settlement Agreement, as described elsewhere in this annual report, and to obtain the necessary financing to repay certain loans provided by Pacific Hydro could result in the loss of our Mesa Wind Farm, which comprises most of our revenue producing assets, and the continuation of legal proceedings.

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

Dividends

          Any dividends paid on our common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% on the gross amount of the dividend paid. The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Western Wind) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend. We would be required to deduct any tax payable by the holder pursuant to these requirements. See “Foreign Tax Credit”.

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

US Holders

          For purposes of this summary, a “US Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

US Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

          This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to US Holders that are subject to special provisions under the Code, including the following US Holders: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) US Holders that have a “functional currency” other than the U.S. dollar; (e) US Holders that are liable for the alternative minimum tax under the Code; (f) US Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) US Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) US Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) US Holders that own, directly or indirectly, 10% or more, by voting power or value, of our outstanding shares. US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

          If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

          This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to US Holders of the acquisition, ownership, and disposition of common shares. Each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

General Taxation of Distributions of Common Shares

          A US Holder that receives a distribution, including a constructive distribution, with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a US Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See more detailed discussion at “Disposition of common shares” below).

Reduced Tax Rates for Certain Dividends

          For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the US Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such US Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend).

          A company will be considered a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the company is incorporated in a possession of the U.S., (b) the company is eligible for the benefits of a recognized Income Tax Convention with the U.S., or (c) the common shares are readily tradable on an established securities market in the U.S. Under a notice published by the IRS, stock will be considered as “readily tradable on an established securities market in the U.S.” if such stock is listed on a national securities exchange that is common under section 6 of the Securities Exchange Act of 1934 or on the Nasdaq Stock Market. The IRS announced in that notice that it is considering the treatment of dividends paid with respect to stock listed only in a manner that does not satisfy this definition of “readily tradable on an established securities market in the U.S.,” such as stock that is traded on the OTC Bulletin Board or on the electronic pink sheets.

          However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are a “passive foreign investment company” (as defined below) for the taxable year during which we pay a dividend, if any, or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

          As discussed below, we do not believe that we were a “passive foreign investment corporation” for the taxable year ended December 31, 2006, and do not expect that we will be a “passive foreign investment corporation” for the taxable year ending December 31, 2007. (See more detailed discussion at “Passive Foreign Investment Corporation” below). However, there can be no assurance that the IRS will not challenge our determination concerning our “passive foreign investment corporation” status or that we will not be a “passive foreign investment corporation” for the current or any future taxable year. Accordingly, although we expect that we may be a QFC, there can be no assurances that the IRS will not challenge our determination concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

          If we are not a QFC, a dividend paid by us to a US Holder, including a US Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

          The amount of a distribution paid to a US Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A US Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a US Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

          Dividends paid on the common shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a US Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

          A US Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such US Holder’s tax basis in the common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year. Gain or loss recognized by a US Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

          Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a US Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a US Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a US Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

          A US Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the US Holder, to either a deduction or tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the tax credits, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to the US Holder’s worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. For tax years prior to 2007, there are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. For tax years beginning after December 31, 2006, there are only two foreign tax credit classes of income, "passive" and "general". The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

          A company generally will be considered a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of a company for such taxable year is passive income or (b) 50% or more of the average percentage of the assets held by such company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if a company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

          For purposes of the PFIC income test and asset test described above, if a company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, a company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by a company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

          If a company is a PFIC, the U.S. federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of common shares will depend on whether such US Holder makes an election to treat the company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

          Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the common shares, must be ratably allocated to each day in a Non-Electing US Holder’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

          A US Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such US Holder’s pro rata share of (a) our “net capital gain”, which will be taxed as long-term capital gain to the US Holder, and (b) our “ordinary earnings”, which will be taxed as ordinary income to the US Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether we actually distribute such amounts to our US Holders.

          A US Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A US Holder may make a Mark-to-Market Election only if the common shares are “marketable stock” (as defined in Section 1296(e) of the Code). A US Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such US Holder’s tax basis in such common shares. A US Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such US Holder’s adjusted tax basis in the common shares over (b) the fair market value of such common shares as of the close of such taxable year.

          We do not believe that we were a PFIC for the taxable year ended January 31, 2007. There can be no assurance, however, that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

          The PFIC rules are complex, and each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Documents on Display

          Documents and agreements concerning our company and our subsidiaries, and which are referred to in this annual report, are available for inspection during normal business hours at the law offices of Thomas, Rondeau, LLP, Suite 1925, 700 West Georgia Street, Vancouver, B.C., Canada V7Y 1A1.

Subsidiary Information

          We currently have six wholly-owned subsidiaries: Verde Resources, VRCC, Aero Energy, Eastern Wind, MWP and Solargenics. Verde Resources and VRCC are incorporated under the laws of the State of Arizona; Aero Energy is a Limited Liability Company organized under the laws of the State of California; Eastern Wind is incorporated under the laws of the Province of New Brunswick, Canada and MWP is a Delaware Corporation; and Solargenics is incorporated under the laws of the Province of British Columbia. Through a merger in July 2006, Verde Resources acquired all the outstanding shares of MWP, a company incorporated in California, and a 49% interest in Steel Park LLC.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are exposed to market risks from changes to interest rates, foreign currency exchange rates and equity prices, which may affect our results of operations and financial condition and, consequently, our share value. We are exposed to foreign exchange risks as certain of our capital expenditures are in currencies other that the Canadian dollar. Other market risks also include the availability and costs of acquiring wind turbines. We are also exposed to operational risks primarily resulting from our need to acquire suitable land to develop wind farms, and regulatory risks relating to our need to obtain permitting and zoning approvals to develop our properties. We manage these risks through internal risk management policies.

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

ITEM 15.           CONTROLS AND PROCEDURES

          As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being January 31, 2007. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's Chief Executive Officer. The evaluation of the design and effectiveness of our disclosure controls and procedures determined that they were not effective, as we were unable to file our audited financial statements for the years ended January 31, 2006 or January 31, 2007 within the prescribed time periods nor were we able to file our annual reports for the two periods within the grace period prescribed by NASD.

          Our audit committee has prepared a report outlining certain of our deficiencies in our disclosure controls and procedures, including setting out certain recommendations. Among other things, the audit committee highlighted the fact that documents and other key information necessary to maintain timely financial disclosure were not stored and maintained by the appropriate management personnel. In addition, the audit committee noted that such documents and materials were not all stored at our head office, but rather were in the possession of multiple members of our management team. The audit committee recommends that we retain the services of a controller to maintain our books and records. In addition, we plan to retain such independent professional services to provide us with guidance on improving our disclosure controls and procedures. We expect that upon the filing of this report, additional recommendations will be forthcoming from the audit committee.

          Current disclosure controls and procedures include meetings with our Chief Executive Officer, Chief Financial Officer and members of the board of directors and audit committee through electronic correspondence, telephone conference and formal and informal meetings to review public disclosure. All information that is to be disclosed to the public is to be reviewed by senior management, our board of directors and the audit committee. There have been no significant changes in our company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

          Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to management, including our company's chief executive officer as appropriate, to allow timely decisions regarding required disclosure.

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

ITEM 16B.    CODE OF ETHICS

          We have not adopted a written "code of ethics" that meets the United States' Sarbanes-Oxley standards: our board of directors believes that existing Canadian standards and procedures are adequate for its purposes. We have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair, accurate, and understandable disclosure in reports and the prompt internal reporting of violations.

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES

          Ellis Foster, Chartered Accountants, has been our independent auditor since our inception. On May 3, 2005, Ellis Foster entered into an agreement with Ernst & Young LLP (Canada) Chartered Accountants, under which certain assets of Ellis Foster were sold to Ernst & Young, and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young, and carried on their practice as members of Ernst & Young. The chart below sets forth the total amount billed to us by our auditors for services performed in the years ended January 31, 2007 and 2006 and breaks down these amounts by category of service in CDN$:

Principal Accounting	2007	2006
Fees and Services
Audit	$400,000	$150,000
Audit Related	Nil	NIL

Principal Accounting	2007	2006
Fees and Services
Tax Fees	Nil	NIL
All Other Fees	Nil	NIL

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

ITEM 17.      FINANCIAL STATEMENTS

          Please refer to Item 18. "Financial Statements".

ITEM 18.           FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

1.

Report of Independent Registered Accounting Firm on the Consolidated Financial Statements of Western Wind as at, and for the year-ended, January 31, 2007 and for the period from January 5, 1998 (inception) to January 31, 2007.

2.	Consolidated Balance Sheets at January 31, 2007 and 2006.

3.	Consolidated Statements of Operations and Deficit for the years ended January 31, 2007, 2006 and 2005.

4.	Consolidated Statements of Cash Flows for the years ended January 31, 2007, 2006 and 2005.

5.	Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.0	Memorandum and Articles of Incorporation dated December 15, 1997, as amended.(1)

1.1	Certificate of Incorporation dated January 5, 1998.(1)

1.2	Certificate of Change of Name to Minera Cortez Resources Ltd. dated March 2, 1998.(1)

1.3	Certificate of Change of Name to Western Wind Energy Corp. dated February 15, 2002. (1)

1.4	Special Resolution dated March 15, 1999 amending the Articles of Incorporation.(1)

1.5	Special Resolution dated September 8, 1999, amending the Articles of Incorporation.(1)

1.6	Notice of Articles.(1)

1.7	Articles.(1)

2.0	Not applicable.

3.0	Not applicable.

4.0	Asset Purchase Agreement dated September 30, 2001 between Western Wind and Verde Resources.(1)

4.1	Sale of Membership Interest agreement dated effective February 26, 2002 among Cash Long, Jeffrey E. Patterson and Western Wind, as amended November 26, 2001.(1)

4.2	Real Estate Purchase Agreement dated September 16, 2001 among Michael A. Patterson, Jeffrey J. Ciachurski and HR Investments (a Nevada Partnership and CTR Trust).(1)

4.3	Warranty Deed dated October 2, 2001 among Thomas R. Reinburger, trustee of the Royalty Land Trust and Jeffrey J. Ciachurski and Michael A. Patterson.(1)

Exhibit Number	Description

4.4	Windfarm Easement Agreement dated March 20, 2003 between REMO, LLC and Verde Resources Corporation.(1)

4.5	Land Lease Agreement dated December 7, 2002 between Eastern Wind Power Inc. and H.J. Crabbe & Sons Ltd.(1)

4.6	Working Agreement dated February 24, 2003 between Western Wind and the Arizona Power Authority.(1)

4.7	Consulting Agreement dated January 5, 1998 between the Company and Jeffrey J. Ciachurski.(1)

4.8	Consulting Agreement dated February 8, 2002 between the Company and Michael A. Patterson.(1)

4.9	Consulting Agreement dated February 8, 2002 between the Company and Cash A. Long.(1)

4.10	Consulting Agreement dated February 8, 2002 between the Company and Jeffrey E. Patterson.(1)

4.11	2003 Stock Option Plan of Western Wind.(1)

4.12	Binding Letter Agreement dated September 18, 2003 between the Company and Cash Long.(1)

4.13	Shareholder Rights Plan dated April 5, 2005. (1)

4.14	Asset Purchase Agreement between the Western Wind and Windridge Inc. and Joel Brust dated June 30, 2005. (1)

4.15	Real Estate Purchase Agreement between Verde and Kingman Highland LLC dated December 5, 2005. (1)

4.16	Alliance Agreement between Western Wind and Pacific Hydro dated January 23, 2006. (1)

4.17	Joint Venture Agreement between Verde and Pacific Hydro N.A. dated April 28, 2006. (1)

4.18

Agreement and Plan of Merger among PAMC Management Corporation, Alta Mesa Energy, LLC, Mesa Wind Developers, Zond-PanAero Wind System Partners I, Zond PanAero Wind System Partners II, Western Wind Energy Corp.; and Mesa Wind Power Corporation dated July 25, 2006. (1)

4.19	Loan Agreement between Pacific Hydro and Western Wind dated July 24, 2006. (1)

4.20	Loan Agreement between Heidi Ciachurski and Western Wind dated November 30, 2006. (1)

4.21

Settlement Agreement between, among others, Western Wind and Pacific Hydro dated September 28, 2007 (2), redacted to omit certain confidential information. The confidential information will be filed separately with the Commission.

5.0	Not applicable.

6.0	Not applicable.

7.0	Not applicable.

Exhibit Number	Description

8.0	Our wholly-owned subsidiaries are as follows:

(i)	Verde Resources Corporation incorporated in Arizona;

(ii)	Aero Energy, LLC, a California Limited Liability Company;

(iii)	Eastern Wind Power Inc., incorporated in New Brunswick, Canada;

(iv)	Mesa Wind Power Corporation, incorporated in Delaware; and

(v)	Verde Resources Construction Corporation, incorporated in Arizona.

9.0	Not applicable.

10.0	Not applicable.

11.0	Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a).(2)

11.1	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a).(2)

12.0	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)

12.1	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)

(1) Incorporated by reference from our Form 20-F registration statement or annual reports previously filed.
(2) Filed with this annual report.

Western Wind Energy Corp.

Consolidated Financial Statements

(A Development Stage Company)

(Expressed in Canadian Dollars)

January 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Western Wind Energy Corp.

We have audited the accompanying consolidated balance sheets of Western Wind Energy Corp. (a development stage company) as of January 31, 2007 and 2006, and the related consolidated statements of operations and deficit and cash flows for each of the years in the two year period ended January 31, 2007, and for the period January 5, 1998 (inception) through January 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements for the year ended January 31, 2005, and for the period January 5, 1998 (inception) through January 31, 2004, were audited by other auditors whose reports dated May 25, 2005 and June 10, 2004, respectively, expressed an unqualified opinion on those statements prior to restatement. The consolidated financial statements for the year ended January 31, 2005 and the period January 5, 1998 (inception) through January 31, 2004 prior to restatement, as described below, included a net loss of $2,803,208 and $4,405,502, respectively. Our opinion on the consolidated statements of operations and deficit and cash flows for the period January 5, 1998 (inception) through January 31, 2007, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Wind Energy Corp., at January 31, 2007, and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended January 31, 2007 and the period from January 5, 1998 (inception) through January 31, 2007, in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements of Western Wind Energy Corp. for the year ended January 31, 2005, prior to the adjustments described in our audit report dated September 1, 2006 (except as to notes 2, 4, 11, 12, 13, 14, 15, 18 and 21 which are as of July 4, 2007) with respect to the restated consolidated financial statements of Western Wind Energy Corp. as at January 31, 2006 and for the year then ended, were audited by other auditors who have ceased operations.

The accompanying financial statements have been prepared assuming that Western Wind Energy Corp. will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company’s recurring net losses and working capital deficiency raise substantial doubt about its ability to continue as a going concern. The Company is also the subject of a number of law suits, which are further described in note 18 to the consolidated financial statements. Management’s plans as to these matters are described in note 1. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada,
August 21, 2007	Chartered Accountants

MOORE STEPHENS ELLIS FOSTER LTD.
Chartered Accountants

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
WESTERN WIND ENERGY CORP.
(A development stage company)

We have audited the consolidated statements of operations and deficit and cash flows of Western Wind Energy Corp. (A development stage company) (the “Company”) for the year ended January 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended January 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the Company’s results of operations for the year ended January 31, 2005, as summarized in note 24 to the consolidated financial statements.

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
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
WESTERN WIND ENERGY CORP.
(A development stage company)

We have audited the consolidated statements of operations and deficit and cash flows of Western Wind Energy Corp. (A development stage company) (the “Company”) for the period from January 5, 1998 (inception) to January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period from January 5, 1998 (inception) to January 31, 2004 in accordance with Canadian generally accepted accounting principles.

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

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Balance Sheets
January 31, 2007 and 2006
(Expressed in Canadian Dollars)

	Note	2007	2006

Assets
Current
Cash		$42,506	$5,922,795
Accounts receivable		694,001	-
Refundable tax credits		68,624	45,490
Income taxes refundable		264,768	-
Prepaid expenses and deposits		238,234	40,667
Total current assets		1,308,133	6,008,952
Restricted cash	3	1,194,530	-
Construction in progress	4	262,697	98,529
Property and equipment deposits	5	30,411	839,819
Property and equipment	6	23,355,314	2,599,698
Goodwill and other intangible assets	8	4,409,958	-
Discontinued operations	14	13,472	2,800,095
Total Assets		$30,574,515	$12,347,093
Liabilities
Current
Accounts payable and accrued liabilities		$2,693,436	$321,741
Loans payable, current portion	9	17,456,429	408,865
Total current liabilities		20,149,865	730,606
Loans payable	9	545,236	-
Asset retirement obligation	10	1,030,000	-
Future income tax liability	13	5,726,251	-
Discontinued operations	14	1,134,194	144,484
Total liabilities		28,585,546	875,090
Commitments	17
Contingencies	18

Shareholders’ Equity
Share capital	11, 18(c)	21,879,587	21,490,117
Share subscriptions (receivable) received in advance	16	165,500	(129,100)
Contributed surplus	12	3,710,094	2,961,768
Deferred share bonus expense	16	(83,920)	(418,000)
Cumulative currency translation adjustment		473,098	-
Deficit accumulated in the development stage		(24,155,390)	(12,432,782)
Total shareholders’ equity		1,988,969	11,472,003
Total Liabilities and Shareholders’ Equity		$30,574,515	$12,347,093
Nature of Business and Continued Operations	1

The accompanying notes are an integral part of these consolidated financial statements

On behalf of the board:

“Jeffrey Ciachurski”	“Claus Andrup”
(Chief Executive Officer and Director)	(Director)

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

		Period From
		January 5, 1998
		(Inception) to
		January 31,
	Note	2007	2007	2006	2005

Revenues
Energy sales		$1,594,440	$1,594,440	$-	$-
Expenses
Advertising and promotion		337,827	140,370	89,125	95,547
Amortization – deferred charges		2,625	-	-	-
Amortization – discount on promissory note		22,487	-	-	-
Amortization		1,479,881	1,418,075	31,398	25,095
Asset retirement obligation accretion	10	76,296	76,296	-	-
Bonuses	16	1,421,433	334,080	1,087,353	-
Communications		417,658	27,219	283,664	106,775
Consulting and directors’ fees	16	2,610,747	798,775	448,549	289,527
Financing costs	16	471,449	142,014	256,935	72,500
Foreign exchange loss (gain)		574,254	536,996	38,339	(1,081)
Interest and accretion on long term debt	16	1,088,286	946,304	104,220	13,132
Management fees	16	933,648	417,723	131,725	142,200
Office and secretarial	16	576,556	83,278	118,319	71,442
Plant operating expenses		1,064,495	1,064,495	-	-
Professional fees		2,212,371	1,013,673	373,312	215,824
Project costs		613,289	215,606	70,099	181,572
Regulatory fees		298,778	22,560	93,029	28,844
Rent	16	156,747	62,616	45,216	21,215
Stock-based compensation	11	2,779,836	490,168	536,787	1,010,317
Telephone		127,409	39,445	27,712	29,304
Travel and automotive	16	1,166,905	304,496	250,958	192,065
		18,432,977	8,134,189	3,986,740	2,494,278
Loss before the following		(16,838,537)	(6,539,749)	(3,986,740)	(2,494,278)
Interest income		129,873	111,006	5,301	697
Loss on the sale and write off of assets		(558,163)	-	-	-
Write off of equipment, land leases and wind data	15	(852,661)	(24,286)	(726,000)	(102,375)
Gain on sale of assets and debt forgiveness		72,530	-	-	-
Loss from continuing operations before income
taxes		(18,046,958)	(6,453,029)	(4,707,439)	(2,595,956)
Income tax provision (recovery)	13	(881,863)	(893,482)	11,919	-
Loss from continuing operations after tax		(17,165,395)	(5,559,547)	(4,719,358)	(2,595,956)
Loss from discontinued operations	14	(6,989,995)	(6,163,061)	(394,863)	(317,103)
Loss for the year		(24,155,390)	(11,722,608)	(5,114,221)	(2,913,059)
Deficit, beginning of year		-	(12,432,782)	(7,318,561)	(4,405,502)
Deficit, end of year		$(24,155,390)	$(24,155,390)	$(12,432,782)	$(7,318,561)
Loss per share as reported – basic and diluted			$(0.50)	$(0.30)	$(0.21)
Weighted average number of common shares
outstanding - basic and diluted			23,788,927	17,256,697	13,924,833

The accompanying notes are an integral part of these consolidated financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	Period From
	January 5, 1998
	(Inception) to
	January 31,
	2007	2007	2006	2005

Cash flows from (used in) operating activities
Loss for the year from continuing operations after tax	$(17,165,395)	$(5,559,547)	$(4,719,358)	$(2,595,956)
Add: items not involving cash:
Amortization	1,479,881	1,418,075	31,398	25,095
Asset retirement obligation accretion	76,296	76,296	-	-
Bonuses paid in shares and to repay investment deposit	1,421,433	334,080	1,087,353	-
Financing fees payable in common shares and equity rights	445,425	125,990	256,935	62,500
Accretion of fair value of conversion option	99,008	99,008	-	-
Write off of land leases, wind data and equipment	852,661	24,286	726,000	102,375
Stock-based compensation expense	2,779,836	490,168	536,787	1,010,317
Future income taxes recoverable	(359,259)	(359,259)	-	-
Amortization of deferred charges and discounts	25,112	-	-	-
Loss on sale and write off of assets	558,163	-	-	-
Legal expenses settled by the issue of shares	15,000	-	-	-
Gain on sale of assets	(72,530)	-	-	-
	(9,844,369)	(3,350,903)	(2,080,885)	(1,395,669)
Change in non-cash working capital items:
Refundable tax credits	(68,624)	(23,134)	(22,381)	(5,209)
Accounts receivable	(694,001)	(694,001)	-	-
Income taxes refundable	(264,768)	(264,768)	-	-
Prepaid expenses and deposits	(238,234)	(197,567)	(25,246)	(8,560)
Accounts payable and accrued liabilities	2,693,336	2,371,695	200,605	35,326
Discontinued operations	(3,038,735)	(2,386,728)	(195,215)	(356,101)
Net cash used in operating activities	(11,455,395)	(4,545,406)	(2,123,122)	(1,730,213)
Cash flows from (used in) financing activities
Shares and warrants issued for cash	20,470,912	607,950	11,797,024	1,791,831
Loans payable and conversion rights	18,110,944	17,702,079	215,307	126,963
Advances (repayments to) Clean Power Income Fund	-	-	(50,000)	50,000
Advances (repayments to) related party	5,767	-	-	(19,952)
Discontinued operations	-	-	(350,000)	350,000
Net cash used in financing activities	38,587,623	18,310,029	11,612,331	2,298,842
Cash flows from (used in) investing activities
Purchase of property and equipment	(6,187,882)	(3,526,377)	(174,716)	(540,679)
Purchase of Mesa Wind Farm	(15,534,623)	(15,534,623)	-	-
Purchase of intangible assets	(34,623)	(34,623)	-	-
Construction in progress	(262,696)	(164,167)	(98,529)	-
Property and equipment deposits	(30,411)	809,408	(839,819)	-
Restricted cash	(1,194,530)	(1,194,530)	-	-
Discontinued operations	(2,830,540)	-	(2,484,881)	(271,292)
Investment deposit	(172,020)	-	-	-
Purchase of marketable securities	(43,500)	-	-	-
Acquisition of exploration assets	(541,004)	-	-	-
Proceeds from the sale of assets	93,107	-	-	-
Increase in deferred charge	(351,000)	-	-	-
Net cash used in investing activities	(27,089,722)	(19,644,912)	(3,597,945)	(811,971)
Increase (decrease) in cash & cash equivalents	42,506	(5,880,289)	5,891,264	(243,342)
Cash and cash equivalents, beginning of year	-	5,922,795	31,531	274,873
Cash and cash equivalents, end of year	$42,506	$42,506	$5,922,795	$31,531
Supplemental disclosure of cash flow information:
Interest paid in cash		$39,734	$128,018	$5,151
Interest income		$111,006	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

1.	Nature of Business and Continued Operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind energy projects on properties either owned or leased by the Company in California and Arizona. The Company holds these wind farm properties in North America through its wholly owned subsidiaries Verde Resources Corporation (“Verde”), Aero Energy, LLC (“Aero”) and Mesa Wind Power Corporation (“Mesa Wind”).

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in these projects and incurred losses totalling $6,163,061 (note 14). As a result, the operations of the wholly-owned subsidiary that operated in New Brunswick, Eastern Wind Power Inc. (“EWP”), and the operations of its 49% owned affiliate Steel Park, LLC that was developing the Steel Park 15 MW Project in Arizona have been discontinued.

The Company is the subject of several lawsuits with Pacific Hydro as detailed in the notes 18(b), 18(c) and 18(d). If the Company is not successful in its lawsuits or settlement, Mesa Wind may be transferred to Pacific Hydro to repay the US$13,400,000 acquisition loan (note 18 (b)), Pacific Hydro may have the right to put 4,333,333 common shares of the Company at a price of $1.50 per share (note 18(c)) and the Company may be required to joint venture wind projects in Riverside and Kern Counties, California and Mohave County, Arizona with Pacific Hydro (note 18(d)).

At January 31, 2007, the Company had a working capital deficiency of $18,841,732 and shareholders’ equity of $1,988,969. For the year ended January 31, 2007, the Company had a loss of $11,722,608 and has accumulated losses since the commencement of operation of $24,155,390.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to settle the lawsuits with Pacific Hydro and to obtain necessary financing to repay the loan from Pacific Hydro of US$13,400,000 (note 9), to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to raise equity financing as required.

2.	Significant Accounting Policies

a)      Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, EWP, and wholly-owned U.S. subsidiaries, Verde, Aero and Mesa Wind. All significant inter-company accounts and transactions have been eliminated.

b)     Basis of Presentation

While the Company has commenced commercial operations with the acquisition of the Mesa Wind Farm, it has not completed the development of any wind projects and its development activities are continuing. Consequently, the Company is currently in the development stage and presents its financial statements in accordance with CICA Accounting Guideline 11, “Enterprises in the development stage”. The Company expects to exit the development stage and enter the operating stage in the year ended January 31, 2008.

c)     Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

d)     Cash

Cash consists of cash on deposit with banks.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (Continued)

e) Accounts receivable

Accounts receivables are recorded at face value less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the knowledge of the financial conditions of the customers, aging of accounts receivables, the current business environment and historical collection experience.

f) Restricted Cash

Cash reserves segregated from the Company’s cash balances secure a letter of credit. The funds are disclosed separately since the funds cannot be accessed until the expiry of the letter of credit.

g) Property and Equipment

Land is recorded at cost plus site investigation, legal and title insurance costs. Generating facilities include wind turbines, electrical infrastructure, buildings and roads. Meteorological towers include wind equipment used for wind assessments during the development stage.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, depreciation is based on one- half of the full year depreciation for depreciable assets excluding generating facilities and land right-of-way.

The land right of way is recorded at cost less accumulated amortization.

The amortization rates are as follows:

Land right-of-way	6.5 years
Generating facilities	6.5 to 7.4 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

h)     Construction in Progress

Construction in progress are costs incurred to assess the feasibility of wind farm sites and secure property rights. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at January 31, 2007, the Company has not commenced full scale commercial operations of any projects.

i)     Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

j)     Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (Continued)

j) Impairment of Long-lived Assets (Continued)

of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

k) Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at January 31, 2007, the Company had an asset retirement obligation with respect to a right of way that is owned by PAMC Management Corp. At January 31, 2006, the Company did not have any significant asset retirement obligations.

l) Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

m) Foreign Currency Translation

Integrated Foreign Operations

Assets and liabilities of foreign operations having a functional currency of US dollars are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization and bonuses, which is translated at historical exchange rates. Translation exchange gains and losses are included in the loss for the year.

Self-Sustaining Foreign Operations

Assets and liabilities of foreign operations that are self sustaining entities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date for monetary and non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year. Translation exchange gains and losses are recorded as a currency translation adjustment in shareholders’ equity.

n) Loss Per Share

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

As the Company incurred losses for the years ended January 31, 2007, 2006 and 2005, the stock options and share purchase warrants, as disclosed in note 11, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

o) Stock-based Compensation

The Company follows the Canadian Institute of Chartered Accountants’ Handbook (“CICA”) section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to consultants or employees and directors require the application of the fair value method. All stock option awards granted to after January 31, 2002 have been accounted for using the fair value method.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (Continued)

o) Stock-based Compensation (Continued)

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk- free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock and is recorded as stock-based compensation expense over the vesting period of the stock options.

p) Goodwill and Other Intangible Assets

The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined in the same manner as in a business combination.

Other intangible assets include amounts allocated to power purchase agreements and are amortized over the remaining term of the power purchase agreements.

q) Revenue Recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

3.	Restricted Cash

	2007	2006

Term deposit and accrued interest	$1,194,530	$-

The Company has placed $1,177,000 to secure a US$1,000,000 letter of credit to Southern California Edison as required by the Power Purchase Agreement dated March 5, 2005. At January 31, 2007, accrued interest amounted to $17,530.

4.	Construction in Progress

2007

	Windstar	Mesa Wind
	120 MW	50MW	Total

Balance, beginning of year	$98,529	$-	$98,529
Additions	124,103	40,065	164,168
Balance, end of year	$222,632	$40,065	$262,697

2006

Balance, beginning of year	$-	$-	$-
Additions	98,529	-	98,529

Balance, end of year	$98,529	$-	$98,529

The Company has interests in the Windstar 120 MW and Mesa Wind 50 MW wind farm projects. The Steel Park 15 MW and Grand Manan 20 MW projects have been terminated and the losses have been recognized as losses from discontinued operations (note 14).

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

4.	Construction in Progress (Continued)

Windstar 120 MW Project

On March 7, 2005, the Company’s wholly owned subsidiary, Aero, entered into a formal power purchase agreement with Southern California Edison Company for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The power purchase agreement requires that the facility be completed by December 31, 2008. The power purchase agreement with Southern California Edison provides for termination if turbine prices exceed $850 per kW and release of the US$1 million letter of credit (note 3).

Mesa Wind – 50 MW Redevelopment Project

On July 25, 2006, the Company purchased the Mesa Wind Project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management and satisfactory development work was completed so that the site can be redeveloped to 50 MW’s.

The Company has incurred initial development costs on these projects for environmental impact and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection.

5.	Property and Equipment Deposits

	2007	2006

Windridge	$-	$670,798
Windstar	30,411	43,546
Steel Park	-	125,475

	$30,411	$839,819

Windridge

The Company entered into an agreement on June 5, 2005 to purchase the assets of Windridge, Inc., which consisted of land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement with Southern California Edison for US$550,000 (2005 - $nil). The purchase commitment was secured by advancing the cash portion of the purchase price to the title insurance company.

The purchase price of the wind farm was $952,133 (US$825,000) payable by $634,755 (US$550,000) on closing and the balance of $317,378 (US$275,000) by a first mortgage convertible into shares at US$1.40 per share at the holder’s option. Other transaction costs related to the acquisition are included in the $670,798 amount capitalized at January 31, 2006. On February 17, 2006, the purchase of the land, electrical infrastructure and wind turbines and the assignment of the power purchase agreement was completed.

Windstar

During the year ended January 31, 2006, the Company entered into an agreement to purchase land for the Windstar project in Tehachapi, California for $43,546 (US$36,440). The funds to complete the purchase were deposited with the title insurance company. The transaction was completed in September 2006.

On August 4, 2006, the Company entered into an agreement to purchase land for $288,080 (US$250,000), payable by a deposit of $28,808 (US$25,000), vendor financing of $201,656 (US$175,000) payable over two years with interest and $57,616 (US$50,000) on closing. The vendor has informed the Company that it does not want to proceed with the transaction and the Company has commenced a lawsuit for performance of the purchase agreement.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

5.	Property and Equipment Deposits (Continued)

Steel Park

The Company entered into an agreement to purchase land near Kingman, Arizona for $1,811,195 (US$1,585,000). The purchase agreement provided for a non-refundable deposit of $125,475 (US$105,000) on signing the agreement, a second non-refundable deposit of $119,595 (US$105,000) on June 5, 2006 and the payment of the balance of $1,566,125 (US$1,375,000) prior to December 5, 2006.

The agreement to purchase land near Kingman, Arizona was renegotiated on December 5, 2006. The purchase price of the land was increased to $1,883,524 (US$1,641,130) and the vendor agreed to provide a $946,852 (US$825,000) mortgage payable on June 6, 2007 with interest at 7%. The transaction was completed on December 5, 2006 by the payment of $692,919 (US$603,746) on closing.

On June 6, 2007, the mortgage payable to the vendors was extended to December 6, 2007 and the Company paid a US$20,000 renegotiation fee, a principal payment of US$412,500 and an interest payment of US$28,875.

6.	Property and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value
2007
Land	$5,323,725	$-	$5,323,725
Land right-of-way	434,110	33,393	400,717
Generating facilities	18,726,606	1,321,780	17,404,826
Meteorological towers	169,317	79,250	90,067
Furniture and equipment	36,195	15,179	21,016
Vehicles	127,737	12,774	114,963

	$24,817,690	$1,462,376	$23,355,314

2006
Land	$2,453,406	$-	$2,453,406
Meteorological towers	148,914	47,426	101,488
Furniture and equipment	39,929	12,455	27,474
Vehicles	19,255	1,925	17,330

	$2,661,504	$61,806	$2,599,698

7.	Acquisition of Wind Farms

Windridge, Inc.

On February 17, 2006, the Company acquired the assets of Windridge, Inc for $952,133 (US$825,000) plus $98,097 (US$84,999) in environment, surveying and legal fees. The purchased assets include approximately 196 acres of land, 43 wind turbines, electrical infrastructure and the assignment of a power purchase agreement with Southern California Edison expiring on December 7, 2014.

The Company has allocated the purchase price as follows:

Land	$568,509
Generating facilities	447,098
Power purchase agreement	34,623
$1,050,230

The Company has included the revenues and expenses of the Windridge Wind Farm in its Statement of Operations from February 17, 2006.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

7.	Acquisition of Wind Farms (Continued)

PAMC Management Corporation

On July 25, 2006, the Company merged PAMC Corporation (“PAMC”) with its wholly-owned subsidiary Mesa Wind Power Corporation to form Mesa Wind Power Corp. and became the sole shareholder of Mesa Wind Power Corp. upon closing the transaction. As a result of the merger, the Company acquired PAMC for $15,294,760 (US$13,400,000) and incurred $240,899 (US$211,056) in costs related to the transaction. PAMC’s assets included a right of way for 440 acres of land from the Bureau of Land Management expiring on January 26, 2013, 460 wind turbines, electrical facilities and buildings and a Reformed Standard Offer 1 Power Purchase Agreement with Southern California Edison expiring on June 22, 2010. The right of way grants the holder the right to enter into a new 30 year right of way if the lease is in good standing. The Company assumed an asset retirement obligation of $953,704 (US$875,106).

The Company has allocated the purchase price as follows:

Generating facilities	$17,729,145
Land right of way	420,980
Goodwill	4,249,198
Power purchase agreement	34,242
22,433,565
Future income tax liability	(5,945,238)
Asset retirement obligation	(953,704)
15,534,623
Cash	1,036
$15,535,659

The Statement of Operations includes the revenues and expenses of the Mesa Wind Farm from July 25, 2006 (see note 18(b)).

8.	Goodwill and Other Intangible assets

			2007	2006
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value

Goodwill	$4,349,012	$-	$4,349,012	$-
Power purchase contracts	69,933	8,987	60,946	$-

	$4,418,945	$8,987	$4,409,958	$-

9.	Loans Payable

	2007	2006

Windridge Deposit Loan	$-	$366,239
Windridge Acquisition Loan	214,395	-
Windstar Mortgages	320,046	-
Mesa Wind Acquisition Loan	15,771,800	-
Kingman Acquisition Loan	971,025	-
Quail Springs Mortgage	-	42,626
River Springs, Arizona Mortgage	15,206	-
Loan from a related party to purchase Kingman, Arizona Property	630,000	-
Finance contracts payable	79,193	-

	18,001,665	408,865

Less current portion	17,456,429	408,865

	$545,236	$-

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

9.	Loans Payable (Continued)

Windridge Deposit Loan

The Company entered into an agreement to borrow $657,250 (US$550,000) from a shareholder of the Company on August 12, 2005 to secure the purchase of land in California. The loan interest rate was 18% per year, payable quarterly and 82,500 shares were issued at a value of $1.60 per share in connection with the transaction. The loan was to be secured by a second charge on the land. The balance outstanding at January 31, 2007 was $nil (2006 - $366,239 (US$321,554)).

Windridge Acquisition Loan

The Company entered into an agreement on June 5, 2005 to purchase land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement expiring in 2014 for US$825,000. The purchase was financed by a mortgage of $323,675 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 16, 2008. The loan and accrued interest is convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice. Accrued interest at January 31, 2007 on the loan amounts to $24,688 (US$20,975) (2006 - $nil). The loan is secured by a first charge on the land.

The loan is recorded at $214,395 (US$182,154) at January 31, 2007. The difference between the fair value of the loan and the US$275,000 amount on origination of $208,288 (US$176,965), has been recorded as contributed surplus. The loan is being accreted so that the loan amount on maturity will equal the original balance and the difference between the fair value and the initial loan amount of $208,288 (US$176,965) is being charged to interest expense over the term of the loan. During the year ended January 31, 2007, the Company accreted $99,008 (US$84,119).

Windstar Mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California for $320,046 (US$271,917). The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of 3 to 7 years. The accrued interest on the loans as at January 31, 2007 was $2,590 (US$2,201). The mortgages are secured by first charges on the land.

Mesa Wind Acquisition Loan

The acquisition of PAMC was financed by a loan from Pacific Hydro Limited of $15,771,800 (US$13,400,000). Pacific Hydro was granted a right to subscribe to US$7,000,000 pursuant to a new share private placement. Pacific Hydro did not elect to subscribe to the private placement and the loan was repayable on December 31, 2006 with interest at LIBOR plus 6%. The loan is secured by the common shares of Mesa Wind Power Corp. and a charge on all of its assets. If the Company fails to repay the loan, the ownership of the shares of Mesa Wind were to be transferred to Pacific Hydro Limited.

Pacific Hydro has commenced litigation to order the transfer of the common shares of Mesa Wind Power Corporation, immediately. The Company has issued at Statement of Defence and Counterclaim that alleges that Pacific Hydro has obstructed its ability to raise equity and debt financing to repay the loan and to have the Maturity Date extended to six months after the settlement of litigation between the two parties (note 18(b)).

The accrued interest on the Mesa Wind Acquisition Loan from July 25, 2006 to January 31, 2007 at LIBOR plus 6% amounts to $764,912 (US$674,764) (2006 - $nil).

Kingman Acquisition Loan

The Company entered into a $971,025 (US$825,000) loan, secured by a first charge on the property, with the vendor of the land. The loan was repayable on June 6, 2007 with interest at 7% per year. Subsequent to January 31, 2007, the term of the loan was extended to December 6, 2007. Accrued interest on the loan, at January 31, 2007, amounted to $10,429 (US$8,860).

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

9.	Loans Payable (Continued)

Quail Springs Mortgage

During 2006, the Company entered into a demand note payable of $42,626 (2005 – $58,558), secured by a first charge on property having an original cost of $172,073 (US$111,000) and bearing interest rate of 10% per year. Subsequent to January 31, 2006, the note payable was repaid in full.

River Springs Ranch, Arizona Mortgage

The loan of CDN $15,206 (US$12,900) is repayable in monthly payments of $204 (US$173) including interest at 11% per year and service fees and is secured by a first charge on the land.

Loan Payable to Related Party to Purchase Kingman, Arizona Land

The Company entered into a loan agreement on November 30, 2006 and amended on January 4, 2007 with the spouse of an officer and director to borrow $630,000. The terms of the loan agreement provide for interest to be paid at LIBOR plus 5.98%, the right of the lender to demand payment prior to maturity, and a maturity of two years. In addition, the Company paid the spouse of the officer and director a bonus of 146,500 shares at a deemed price of $0.86 per common share. At January 31, 2007, accrued interest on the loan amounted to $6,886.

Equipment Lease

The Company borrowed $79,191 (US$67,282) to acquire four trucks for the Mesa Wind Project. The finance contracts are secured by a charge on the vehicles and are repayable at $2,538 (US$2,156) per month without interest.

Interest on long term debt for the year ended January 31, 2007 amounted to $882,337.

Principal payments due in the next five years and thereafter are as follows:

2008	$17,456,429
2009	297,331
2010	86,904
2011	79,000
2012	35,919
Thereafter	46,082

$18,001,665

10.	Asset Retirement Obligation

On July 25, 2006, the Company acquired a right of way with the Bureau of Land Management expiring on January 26, 2013. The right of way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right of way unless renewed by the Company.

The changes in the asset retirement obligation liability are as follows:

	2007	2006

Balance, beginning of year	$-	$-
Additions	953,704	-
Accretion	76,296	-
Balance, end of year	$1,030,000	$-

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

11.	Share Capital

a)	Authorized: Unlimited common shares without par value. Unlimited class A preferred shares without par value.

b)	Issued: Common shares

	Shares	Amount
Balance, January 31, 2005	14,645,935	$8,981,033

Cash transactions
Private placement at $0.82 per unit, net of issuance costs
of $15,000	1,181,148	953,540
Exercise of warrants at $1.60 per share	227,000	363,200
Exercise of options at $0.20	55,000	11,000
Exercise of warrants at $1.80 per share	5,000	9,000
Private placement at $1.50 per unit net of issuance
costs of $109,520 (note 18(c))	6,856,133	10,174,680
Exercise of options at $1.20 per share	30,000	36,000
Exercise of warrants at $1.03 per share	365,853	376,829
	8,720,134	11,924,249
Non-cash transactions
Bonus shares at a deemed price of $1.50 per share	83,290	124,935
Issue of shares to pay bonus at a deemed price of $1.64 per share	182,930	300,000
Bonus shares at deemed price of $1.60	82,500	132,000
Transfer from contributed surplus on exercise of options	-	27,900
	348,720	584,835
	9,068,854	12,509,084

Balance, January 31, 2006	23,714,789	21,490,117
Cash transactions
Exercise of warrants at $2.10 per share	16,000	33,600
Exercise of warrants at $1.80 per share	27,000	48,600
Private placement at $1.20 per unit net of issuance costs
of $14,090	137,416	150,810
Allocation of fair value of warrants	-	(49,870)
Exercise of warrants at $1.03 per share	78,000	80,340
	258,416	263,480
Non cash transaction
Bonus shares at a value of $0.86 per share	146,500	125,990
	404,916	389,470

Balance, January 31, 2007	24,119,705	$21,879,587

c)

750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the TSX Venture Exchange. The escrow shares can be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

In addition, 121,953 shares are held in escrow, subject to the recipient’s continued service, as a director or employee of the Company, and are to be released over the period to October 26, 2007 pursuant to the escrow agreement. There are 426,829 shares to be issued to an officer and director pursuant to the bonus declared during the year ended January 31, 2006. Upon issue, they will be held in escrow and released, subject to the recipient’s continued service as a director of employee of the Company, over the period to October 26, 2007.

Pacific Hydro has commenced legal action, that if successful, would require the Company to redeem 4,333,333 shares at $1.50 per share (see note 18(c)).

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

11.	Share Capital (Continued)

d)	Share purchase warrants outstanding as at January 31, 2007:

Number of	Exercise	Expiry
Warrants	Price	Date

119,000	1.03	[1] March 1, 2007
175,000	1.03	[1] March 9, 2007
18,295	1.03	[1] March 10, 2007
425,000	1.03	[1] March 31, 2007
388,000	2.20 (2nd year)	[2] June 15, 2007
666,667	1.60	October 24, 2007
441,133	1.60 (1st year)	December 5, 2007
-	2.20 (2nd year)	December 5, 2008
1,000,000	1.60	January 27, 2008
4,333,333	1.60	January 31, 2008
117,416	1.30	November 28, 2008
20,000	1.30	December 27, 2008

7,703,844

1 Exercised subsequent to January 31, 2007
2 Expired subsequent to January 31, 2007

Each warrant entitles the holder to acquire one common share of the Company.

Warrants granted during the year ended January 31, 2007 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash. The details of warrants granted during the year are as follows:

Number of	Exercise	Expiry
Warrants	Price	Date
117,416	1.30	November 28, 2008
20,000	1.30	December 27, 2008

137,416

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: Risk free rate of interest – 3.89%, dividend yield – 0%, volatility - 75% and an expected term of approximately 2 years.

e)	The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 3,199,675 common shares.

Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant and expires 5 years from the date of grant.

During the year ended January 31, 2007, the Company identified 350,000 stock options that were issued in prior years, 100,000 to a director and 250,000 to a consultant resulting in a restatement of amounts previously reported.

During the 2007 fiscal year, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to a consultant at $2.05 per share.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

11.	Share Capital (Continued)

During the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share, 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share and 100,000 to a director of the Company at $1.43. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled. Officers of subsidiaries resigned and their 300,000 options were cancelled.

During the year ended January 31, 2005, the Company granted 600,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share.

The company recorded $490,168 of stock-based compensation expense on options vested in the year (2006 - $536,787; 2005 - $1,010,317).

A summary of stock option information as at January 31, 2007 is as follows:

		Weighted Average
	Shares	Exercise Price

Options outstanding at January 31, 2004	1,812,500	$1.29
Granted	600,000	1.43
Exercised	(207,500)	0.31

Options outstanding at January 31, 2005	2,205,000	1.42
Granted	600,000	1.48
Exercised	(85,000)	0.55
Expired/forfeited	(550,000)	1.26

Options outstanding at January 31, 2006	2,170,000	1.51
Granted	875,000	1.25

Options outstanding at January 31, 2007	3,045,000	$1.43

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (yrs.)	Price	Exercisable	Price

$0.75 - $1.50	2,320,000	2.91	$ 1.27	1,495,000	$1.39

$1.50- $2.25	475,000	1.19	$ 1.73	412,500	1.93

$2.25 - $3.38	250,000	1.76	$ 2.43	250,000	2.43

	3,045,000	2.54	$ 1.43	2,157,500	$ 1.61

g)

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.00% (2006 – 4%, 2005 - 4%), dividend yield 0% (2006 - 0%; 2005 - 0%), volatility of 73% - 76% (2006 – 76%; 2005 - 79%) and expected lives of approximately 5 years (2006 – 5 years; 2005 - 5 years). The weighted average fair value of stock options granted during the year ended January 31, 2007 was $1.55 (2006 - $1.06; 2005 - $0.89).

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

12.	Contributed Surplus

Contributed Surplus has changed as follows:	2007	2006

Balance, beginning of the year, as previously reported	$2,961,768	$1,752,881
Stock-based compensation expense	490,168	536,787
Fair value of conversion option	208,288	-
Fair value of warrants issued during the year	49,870	-
Bonus payable by issuance of 426,829 shares	-	700,000
Transfer to share capital on exercise of stock options	-	(27,900)

	$3,710,094	$2,961,768

13.	Income Taxes

Income taxes:	2007	2006	2005
Current	$(534,262)	$11,919	$-
Future	(359,220)	-	-
	$(893,482)	$11,919	$-

The items accounting for the difference between income taxes computed at the statutory rate of 34.12% (34.46% in 2006; 34.78% in 2005) and the provision for income taxes are as follows:

	2007	2006	2005

Loss from continuing operations before income tax	$(6,453,029)	$(4,707,439)	$(2,595,956)

Computed tax recovery at statutory rate	$(2,201,774)	$(1,622,183)	$(902,873)
Increase (decrease) resulting from:
Permanent differences:
Stock-based compensation	167,245	184,884	351,388
Foreign exchange translation	270,177	154,287	67,725
Other	42,775	34,754	9,599
Tax rate changes	133,311	(143,000)	-
US and Canadian tax rate difference	(161,764)	-	-
Change in valuation allowance	856,548	1,403,177	474,161
Income tax expense (refund)	$(893,482)	$11,919	$-

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

13.	Income Taxes (Continued)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income taxes were as follows:

	2007	2006	2005
Future income tax assets:
Interest payable to related parties	$311,484	$-	$-
Property and equipment	106,080	-	-
Project abandonment	1,998,324	-	-
Asset retirement obligation	410,249	-	-
Other	49,199	63,839	10,932
Share issue costs	162,785	-	-
Net operating losses carry forward	4,325,039	2,470,895	1,894,689
	7,363,160	2,534,734	1,905,621
Valuation allowance	(6,997,627)	(2,432,615)	(1,841,025)
	365,533	102,119	64,596

Future income tax liabilities:
Property and equipment	(5,904,794)	(102,119)	(64,596)
Other	(186,990)	-	-
	(6,091,784)	(102,119)	(64,596)
Net FIT Asset (Liability)	$(5,726,251)	$-	$-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of January 31, 2007, the Company does not believe it meets the criteria to recognize deferred tax assets, and has accordingly provided a full valuation allowance.

At January 31, 2007 the Company has total net operating loss carry forwards for U.S. federal income tax purposes of approximately $6,480,000 which expire at various times commencing in 2021. Net operating loss carry forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non capital loss carry forwards of approximately $5,514,000 which expire as follows:

2008	$138,000
2009	562,000
2010	101,000
2011	345,000
2015	654,000
2026	1,041,000
2027	2,673,000

Total	$5,514,000

The tax impact of the losses has not been recorded in the consolidated financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

14.	Discontinued Operations

The losses from discontinued operations are comprised of the following:

	Period From
	January 5, 1998
	(Inception) To
	January 31
	2007	2007	2006	2005

Grand Manan 20 MW Project	$(1,976,273)	$(1,149,339)	$(394,863)	$(317,103)
Steel Park 15 MW Project	(5,013,722)	(5,013,722)	-	-
	$(6,989,995)	$(6,163,061)	$(394,863)	$(317,103)

Losses from discontinued operations are net of taxes (2007 - $nil; 2006 - $nil; 2005 - $nil).

Grand Manan 20 MW Project

The Company had a Power Purchase Agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call the $200,000 letter credit and the Company owes a third party $200,000 for providing security for the letter of credit. Since the Power Purchase Agreement was terminated, the Company has written off its investment in the Grand Manan Project, property and equipment of $1,149,339 as a loss on discontinued operations. The results of operations for the last three years are as follows:

	Period From
	January 5, 1998
	(Inception) To
	January 31
	2007	2007	2006	2005
Loss for the year	(947,124)	(120,190)	(394,863)	(317,103)
Write off of construction in progress	(733,417)	(733,417)	-	-
Write off of property and equipment	(95,732)	(95,732)	-	-
Letter of credit accrual	(200,000)	(200,000)	-	-
Loss before income taxes	$(1,976,273)	$(1,149,339)	$(394,863)	$(317,103)

Steel Park 15 MW Project

The Company had a Power Purchase Agreement with Arizona Public Service that provided for the completion of a 15 MW facility near Kingman, Arizona by March 31, 2007. On April 27, 2006, the Steel Park 15 MW Project was transferred to Steel Park, LLC, a joint venture owned 51% by Pacific Hydro US Holdings, Inc. and 49% by the Company. In September 2006, Pacific Hydro notified the Company that it did not want to proceed with the project. On April 11, 2007, Arizona Public Service terminated the power purchase agreement.

The main asset transferred to Steel Park, LLC was a Turbine Supply Agreement. The Turbine Supply Agreement required a letter of credit for the purchase price of the wind turbines less turbine reservation payments. The letter of credit was provided by Pacific Hydro and it is secured by a charge on the wind turbines and on the Company’s interest in Steel Park, LLC. As a result, the Company has written off its investment in Steel Park, LLC and the

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

14.	Discontinued Operations (Continued)

Steel Park 15 MW Project

The results of operations for the last three years are as follows:

	Period From
	January 5, 1998
	(Inception) To
	January 31
	2007	2007	2006	2005
Loss for the year	$159,782	$159,782	$-	$-
Write off of construction in progress	4,853,940	4,853,940	-	-
	$5,013,722	$5,013,722	$-	$-

The Company has segregated its assets and liabilities related to discontinued operations. The assets and liabilities related to the discontinued operations are as follows:

		2007			2006
	Grand	Steel		Grand	Steel
	Manan	Park		Manan	Park
	15 MW	15 MW	Total	15 MW	15 MW	Total

Assets

Refundable taxes	$13,472	$-	$13,472	$10,858	$-	$10,858
Construction in progress	-	-	-	689,609	2,015,269	2,704,878
Property and equipment	-	-	-	84,359	-	84,359

	$13,472	$-	$13,472	$784,826	$2,015,269	$2,800,095

Liabilities	$342,220	$791,974	$1,134,194	$144,484	$-	$144,484

15.	Write off of Equipment, Land Leases and Wind Data

The Company wrote off $24,286 in equipment during the year ended January 31, 2007 as a result of the downsizing of its office in Arizona and the write off of a vehicle as a result of an accident.

The Company purchased wind data in 2002 for $375,000. During the year ended January 31, 2006, management determined that the value of the intangible asset was impaired and wrote off the carrying amount.

The Company entered into a 50-year land lease on September 1, 2002. The lease provided for an advance payment of $351,000 plus royalties based on the revenues generated from the sale of electricity. During the year ended January 31, 2006, the Company has decided not to develop the property and has written off the carrying amount of the prepaid lease.

During the year ended January 31, 2005, the Company wrote off land leases of $102,375.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

16.	Related Party Transactions

	a)	The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:

	2007	2006	2005
Consulting and directors’ fees	$689,219	$367,485	$172,335
Bonuses	334,080	920,687	-
Management fees	417,723	131,725	142,200
Office and secretarial	36,000	37,000	30,000
Rent	35,559	26,000	-
Travel and automotive	33,826	34,139	35,415
Financing costs	142,014	256,935	-
Interest	774,498	98,407	-
Discontinued operations	-	91,157	-

	$2,462,919	$1,963,535	$379,950

b)

On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 to provide funds to purchase the Kingman, Arizona land (note 9). The loan bears interest at LIBOR plus 5.98% and matures in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86. Interest accrued on the loan for the year ended January 31, 2007 amounts to $6,886.

c)

For the year ended January 31, 2007, the chief executive officer and director of the Company received a bonus of $237,723 and an officer of a subsidiary and director received a bonus of $52,904 (US$46,505).

d)

Pacific Hydro, the owner of approximately 23% of the common shares of the Company, provided a loan of $15,771,800 (US$13,400,000) to acquire Mesa Wind Power (note 9). The loan bears interest at LIBOR plus 6% and was repayable on December 31, 2006 (see note 18(b)). Interest accrued on the loan for the period ending January 31, 2007 amounted to $747,412 (US$674,764).

e)

As at January 31, 2007, subscriptions receivable (received) from the spouse of a director of the Company is $nil; (2006 - $129,100 (2005 – $20,000)). On December 5, 2006, the spouse advanced the Company $630,000 and repaid the subscription receivable.

f)

During the fiscal year ended January 31, 2006, the Company wrote off advances receivable of $89,796 (2005 - $nil) that related to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers. However, at this time, recoverability of the amounts written-off is uncertain.

g)

During the fiscal year ended January 31, 2007, bonuses totalling $nil (2006 - $1,000,000; 2005 - $nil) were awarded to two directors and officers of the Company. The 2006 bonus was settled through the issuance of 182,930 shares and 426,829 shares still to be issued. Once issued, the shares will be held in escrow and are to be released, subject to the recipient’s continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $334,080 (2006 - $582,000 (2005 - $nil) has been expensed in the year-ended January 31, 2007 and $83,920 (2006 - $418,000) has been deferred and will be amortized to expense pursuant to the terms of the agreement.

h)	At January 31, 2007, subscriptions receivable from an officer and director, a director and a former director of the Company is $nil (2006 - $nil; 2005 - $335,208).

i)

During the fiscal year ended January 31, 2006, the investment deposit receivable from an officer and director of $172,020 and share subscriptions receivable of $333,333 from an officer and director and a former director were paid by way of a bonus.

j)

A shareholder provided a loan of $657,250 (US$550,000) to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a value of $1.60 per share. Interest charged on the loan totalled $7,436 (US$6,537) (2006 - $49,254 (US$40,851); 2005 - $nil). The loan was repaid in February 2006.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

16.	Related Party Transactions (Continued)

k)

During the fiscal year ended January 31, 2006, the spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest on the note of 12% applied to the principle amount and the issuance of 83,290 bonus shares at a value of $1.50 per share. Interest charged on the letter of credit totalled $16,024 (US$14,086); (2006 - $49,153 (US$40,767)). The letter of credit was replaced on April 6, 2006 (see note 17(a)).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

17.	Commitments

a)

On April 6, 2006, a Letter of Credit was established for $1,139,000 (US$1,000,000) to secure a performance bond to Southern California Edison. The Letter of Credit is secured by US$1,000,000 (CDN$1,177,000) in cash. The power purchase agreement requires the Company to complete the Windstar 120 MW Project prior to December 31, 2008 (note 3).

b)

On January 25 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing and development within certain geographic areas. If Pacific Hydro and the Company agree on a definitive joint venture, the parties will co-develop the project. Pacific Hydro has commenced a legal action against the Company to require the Company not to develop wind farms within these geographic areas without their participation or sell, lease or use its Tehachapi property as security for a loan (see note 18(d)).

c)

The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

d)

The Company has a right of way with the Bureau of Land Management that expires on January 26, 2013 and the Company has the right to enter into a new 30 year right of way. The right of way requires payments of US$78,478 per year. The Company is committed to the removal of any structure, equipment and machinery at the end of the term of the right of way (note 10).

e)

The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,051 acres of land near Kingman, Arizona for a rental fee of US$22,227 for the period from November 1, 2006 to December 31, 2007. Future rental rates are to be based on the fair market value of the property. The right of way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the right-of-way.

f)	The Company entered into a property referral agreement with Richard Simons that provides for a finder’s fee of US$1,000 per MW payable on financial close.

18.	Contingencies

a)

The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year. As such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in these consolidated financial statements.

If any of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

18.	Contingencies (Continued)

b)

On November 7, 2006, Pacific Hydro has commenced legal action to require the transfer of the shares of Mesa Wind to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not elect to subscribe to the US$7 million in shares to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan was extended to December 31, 2006. The Counterclaim states that Pacific Hydro has obstructed the Company’s efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company. Management believes that the outcome of this lawsuit is indeterminable.

c)

On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro has claimed that it has the right to put these shares to the Company pursuant to the Exclusivity Agreement. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the terms and conditions of the private placement are described in the Subscription Agreement entered into by Pacific Hydro and that the Subscription Agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro. Management believes that Pacific Hydro’s claim is without merit.

d)

On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California as security for a loan, without their consent. Pacific Hydro alleges that the chief executive officer made comments that the Company may sell the property, lease it to a third party, develop it on a piecemeal basis or use it as security for a loan. The Company is claiming that the Alliance Agreement relates solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development is subject to the mutual agreement of the proposed development by both parties. The Company has filed a statement of defence denying all of Pacific Hydro’s claims. Management believes that the allegations by Pacific Hydro are without merit.

e)

The Company is being sued by a former director of EWP for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services rendered. Management believes that the action is without merit; however, the ultimate outcome is indeterminable. In addition, a former director of EWP is suing the Company and its chief executive officer for slander. Management believes that the suit is without merit.

f)

During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totalling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company in 2006 and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, this bonus arrangement was cancelled and the officers of EWP were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable.

19.	Non-cash Financing Activities

During the year ended January 31, 2007, the Company issued 146,500 shares at a value of $0.86 per share in connection with a loan from a related party for $630,000.

The Company expensed bonuses totalling $334,080 that were settled by the issue of shares (see note 16(g)).

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

20.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash, accounts receivable, refundable tax credits, deposits, restricted cash, accounts payable and loans payable approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company has long term liabilities at fixed interest rates and variable interest rates. The fair market value of the long term liabilities approximates its carrying value.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the US. The Company will generate US dollar revenues from its projects in the future, but raises funds denominated in Canadian dollars to invest in its US projects and incurs corporate overhead costs in Canadian dollars.

The Company does not engage in trading or other speculative activities with respect to financial instruments.

21.	Subsequent Events

a)	The Company received $759,414 from the exercise of 737,295 warrants, which were exercised at $1.03 per share.

b)

The Company completed a private placement of 732,000 units at a price of $0.90 per share. Each warrant is comprised of one common share and a share warrant enabling the holder the right to purchase one additional common share for $1.05 per share for a one year period.

c)	On April 11, 2007, Arizona Public Service terminated the Power Purchase Agreement for the Steel Park 15 MW project with the Company (see note 14).

d)

On June 5, 2007, the Company paid a principal payment of US$412,500, accrued interest and a mortgage renegotiation fee of US$21,000 with respect to the Kingman mortgage (note 9) and the lender agreed to extend the remaining balance of the mortgage of US$412,500 for six months. The funds for the principal payment were borrowed from a significant shareholder. The loan from the significant shareholder bears interest at 12%, is due on July 1, 2009 and is secured by a second charge on the property. In the event of default, the interest rate is increased to 18%. In addition, the shareholder is to receive a bonus of 119,000 common shares at a value of $0.75 per share, subject to the approval of the TSX Venture Exchange.

e)

On June 8, 2007, the Company entered into a letter of intent with Pacific Hydro to settle the legal disputes between the two parties and the cessation of legal actions. Although, the letter of intent has lapsed, the parties are continuing with the documentation of the definitive settlement agreement. The agreement is subject to negotiation and execution of a definitive settlement agreement.

f)

On July 5, 2007, the Company entered into a letter of intent to sell certain assets of the Grand Manan 20 MW Project for $250,000 payable by a deposit of $75,000, $75,000 on completion of due diligence, one-third of the balance on completion of the purchase agreement and the balance on closing. The Company has received the initial deposit.

g)

On July 9, 2007, the Company was sued by Michael and Grace Wystrach who have commenced a legal action against the Company alleging damages in the amount of $351,000 for breach of a lease agreement that the Company entered into respecting certain land in Arizona. Management believes that the plaintiffs’ allegations are without merit, and will be filing a statement of defence.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

22.	Segmented Information

The Company is involved in the acquisition and development of wind farms in the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for each of the 2006 and 2005 fiscal years. In 2007, the Company has reportable segments as a result of the acquisition of the Mesa wind farm.

2007	Canada	US	Total

Current assets	$131,429	$1,176,704	$1,308,133
Restricted cash		1,194,530	1,194,530
Construction in progress	-	262,697	262,697
Property and equipment deposits	-	30,411	30,411
Property and equipment	8,982	23,346,332	23,355,314
Goodwill and other intangible assets	-	4,409,958	4,409,958
Discontinued operations	13,472	-	13,472
Total assets	$153,883	$30,420,632	$30,574,515

2006

Current assets	$5,975,252	$33,700	$6,008,952
Construction in progress	-	98,529	98,529
Property and equipment deposits	-	839,819	839,819
Property and equipment	30,081	2,569,617	2,599,698
Discontinued operations	784,826	2,015,269	2,800,095
Total assets	$6,790,159	$5,556,934	$12,347,093

2007	Canada	US	Total

Revenues	$-	$1,594,440	$1,594,440
Interest expense and accretion on long term debt	12,022	934,281	946,304
Depreciation	6,658	1,411,417	1,418,075
Income tax provision (recovery)	-	(859,799)	(859,799)
Loss from continuing operations	(2,849,551)	(2,709,996)	(5,559,547)
Loss from discontinued operations	(1,149,339)	(5,013,722)	(6,163,061)
Total loss	(3,998,890)	(7,723,718)	(11,722,608)

Property and equipment expenditures	-	(3,526,377)	(3,526,377)
Intangible expenditures	-	(34,623)	(34,623)

2006

Interest expense and accretion on long term debt	$16,715	$87,505	$104,075
Depreciation	5,694	25,704	31,398
Income tax provision (recovery)	-	11,919	11,919
Loss from continuing operations	(2,264,024)	(2,455,334)	(4,719,358)
Loss from discontinued operations	(394,863)	-	(394,863)
Total loss	(2,658,887)	(2,455,334)	(5,114,221)

Property and equipment expenditures	(40,010)	(134,706)	(174,716)

23.	Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

24.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in some respects from generally accepted accounting principles in the United States (US GAAP).

	b)	The significant differences between Canadian and US GAAP that affect the Company’s consolidated financial statements are summarized below:

Reconciliation of Total Assets and Liabilities:

	2007	2006
Total assets per Canadian/US GAAP	$30,574,515	$12,347,093
Total liabilities per Canadian	$28,585,546	$875,090
Convertible debt discount under Canadian GAAP	109,280	-
Convertible debt discount under US GAAP	(42,143)	-
Total liabilities under US GAAP	$28,652,683	$875,090

Under Canadian GAAP the fixed price conversion feature within the convertible debt described in note 9 was bifurcated based on its fair value at the date of issue and presented as equity creating an initial issue discount on the host debt instrument. Under US GAAP, only the intrinsic value of the beneficial conversion option as at the date of issue of the convertible debt is bifurcated.

Reconciliation of Consolidated Statement of Operations Items:

	2007	2006	2005
Loss for the year (Canadian GAAP)	$(11,722,608)	$(5,114,221)	$(2,913,059)
Convertible debt accretion under Canadian GAAP	99,008	-	-
Convertible debt accretion under US GAAP	(38,393)	-	-
Loss for the year (US GAAP)	(11,661,993)	(5,114,221)	(2,913,059)
Other comprehensive income:
Unrealized foreign exchange gain	473,098	-	-
Comprehensive loss	$(11,188,895)	$(5,114,221)	$(2,913,059)
Loss per share - basic and diluted (US GAAP)	$(0.47)	$(0.30)	$(0.21)
Weighted average number of common shares
outstanding - basic and diluted	23,788,927	17,256,697	13,924,833

The Consolidated Statement of Shareholders’ Equity, prepared in accordance with US GAAP as required, is presented as an additional schedule.

Reconciliation of Consolidated Statement of Cash Flows items is not presented since there are no significant differences to report.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

24.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

Consolidated Statement of Changes in Shareholders’ Equity

						Accumulated		Total
		Additional	Subscription			Other	Total	Compre-
		Paid-in	(Receivable)			Comprehensive	Shareholders’	hensive
	Shares	Capital	Received	Deficit		Income	Equity	(loss)
Balance as at January 31, 2005	14,645,935	$10,762,849	$(335,208)	$(7,347,496)		$-	$3,080,145	$-
Exercise of warrants at $1.60 per share	227,000	363,200	-	-		-	363,200	-
Private placement at $0.82 per unit
Net of issuance costs of $15,000	1,181,148	953,541	-	-		-	953,540	-
Exercise of options at $0.20 per share	55,000	11,000	-	-		-	11,000	-
Exercise of warrants at $1.80	5,000	9,000	-	-		-	9,000	-
Bonus shares at a deemed price of $1.60	82,500	132,000	-	-		-	132,000	-
Private placement at $1.50 per unit
Net of issuance costs of $109,520	6,856,133	10,174,680	-	-		-	10,174,680	-
Exercise of stock options at $1.20 per unit	30,000	36,000	-	-		-	36,000	-
Bonus shares at a deemed price of $1.60	83,290	124,935	-	-		-	124,935	-
Exercise of warrants at $1.03	365,853	376,828	-	-		-	376,829	-
Shares issued to pay bonus at $1.64	182,930	300,000	-	-		-	300,000	-
Share subscriptions received	-	-	335,208	-		-	335,208	-
Share subscriptions receivable	-	-	(129,100)	-		-	(129,100)	-
Stock-based compensation	-	536,787	-	-		-	536,787	-
Bonuses payable by issuance of shares	-	700,000	-	-		-	700,000	-
Deferred bonus expense	-	(418,000)	-	-		-	(418,000)	-
Net income (loss) for the year	-	-	-	(5,114,221)		-	(5,114,221)	(5,114,221)

Balance as at January 31, 2006	23,714,789	$24,062,820	$(129,100)	$(12,461,717)		$-	$11,472,003	$-
Exercise of warrants at $2.10	16,000	33,600	-	-		-	33,600	-
Exercise of warrants at $1.80	27,000	48,600	-	-		-	48,600	-
Exercise of warrants at $1.03	78,000	80,340	-	-		-	80,340	-
Private placement at $1.20 per unit
Net share issuance costs of $14,090	137,416	150,810	-	-		-	150,810	-
Finance cost payable by issuance of shares	146,500	125,990	-	-		-	125,990	-
Share subscriptions received	-	-	302,100	-		-	302,100	-
Share subscriptions receivable	-	-	(7,500)	-		-	(7,500)	-
Deferred bonus expense	-	334,080	-	-		-	334,080	-
Stock-based compensation	-	490,168	-	-		-	490,168	-
Fair value of conversion option	-	80,536	-	-		-	80,536	-
Cumulative currency translation adjustment	-	-	-	-		473,098	473,098	473,098
Net income (loss) for the year	-	-	-	(11,661,993)		-	(11,661,993)	(11,661,993)
Balance as at January 31, 2007	24,119,705	$25,296,944	$165,500	$(24,123,710)	$		$1,921,832	$-

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

24.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

c)	Additional Disclosure Required by US GAAP

Operations in a Foreign Country

The Company is subject to numerous risks relating to the conduct of business in a foreign country, including, without limitation, economic, political and currency risk. Any of these risks could have a significant impact on the Company’s operations.

The Company’s subsidiaries, Aero Energy, LLC, Verde Resources Corporation and Mesa Wind Power Corp. are subject to US tax.

d)	New Accounting Pronouncements for US GAAP

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions in FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently assessing the impact of SFAS No. 157 on the Company’s financial position and results of operations, but does not anticipate a material impact.

The Fair Value Option for Financial Assets and Financial Liabilities

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our financial position and results of operations, but do not anticipate a material impact.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

25.	Events Occurring Between Original Financial Statement Release Date and Reissuance (Unaudited)

On September 28, 2007, the Company entered a Settlement Agreement with Pacific Hydro that provided for settlement of the lawsuits described in notes 18(b), 18(c) and 18(d) and the termination of the business relationship between the parties. The Settlement Agreement provides for a Phase 1 closing and a Phase II closing. Phase I has been completed.

Phase I closing provides for the following:

a.	The transfer of all assets of Steel Park, LLC except for the wind turbines and certain electrical equipment to Verde;

b.	The transfer of the Company’s interest in Steel Park, LLC to Pacific Hydro and resignations of managers nominated by Verde;

c.	Mutual indemnities against claims, actions, losses, liabilities and expenses;

d.	Pacific Hydro to use its best efforts to either sell the turbines to a third party or use the turbines for its own use; and

e.

The payment to the Company on April 28, 2008 of an amount equal to the Company’s share of the investment in the turbines times the proceeds from sale less accrued interest on the Mesa Acquisition Loan not to exceed US$1,534,081.

f.	The temporary discontinuance of litigation between the parties until April 28, 2008.

Phase II closing requires that the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors be placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the Mesa Wind Acquisition Loan and April 28, 2008. If the Mesa Acquisition Loan is repaid the common shares of Mesa Wind will be returned to the Company and if the Mesa Acquisition Loan is not repaid, the common shares will be transferred to Pacific Hydro as full satisfaction of the Mesa Acquisition Loan.

If the Mesa Wind Acquisition Loan is not repaid and the common shares of Mesa Wind are not released to Pacific Hydro from escrow, the Company is required to pay Pacific Hydro’s legal fees up to US$350,000 to enforce the terms of the Settlement Agreement. If the common shares of Mesa Wind are not released to Pacific Hydro from escrow as required by the Settlement Agreement and Pacific Hydro must exercise its existing security to foreclose, the Company is required to pay Pacific Hydro’s legal fees related to the foreclosure.

After the escrow has been established, all actions between the parties will be temporarily discontinued until April 28, 2008.

Pacific Hydro retains ownership of 6,000,000 common shares of the Company. If the Company’s share price reaches the arranged sale price, Pacific Hydro is required to sell the 6,000,000 common shares on the TSX Venture Exchange.

If the Company completes the Mesa Deposit as described above or the Mesa Acquisition Loan is repaid, Phase II closing provides for the following:

a.	A reduction of interest charged by Pacific Hydro to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Wind Acquisition Loan is repaid;

b.

The reduction of the Mesa Wind Acquisition Loan by US$3,000,000 less the decrease in the interest charged by Pacific Hydro as described above if the turbines are not sold or used by Pacific Hydro prior to April 28, 2008;

c.	The termination of the Alliance Agreement; and

d.	The termination of all litigation between the parties.

If the Mesa Wind Acquisition Loan is not repaid by April 28, 2008, the litigation with respect to the Alliance Agreement and the alleged redemption rights as described in notes 18(c) and 18(d) will continue.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WESTERN WIND ENERGY CORP.

       “Jeffrey J. Ciachurski”
By: ____________________________________
        Jeffrey J. Ciachurski
        CEO and Director

Dated this 22th day of November, 2007.