Form 20-F
period 2007-12-31
WESTERN WIND ENERGY CORP
filed 2008-06-30
CIK 1271131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007, or

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______, or

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ____________

Commission File Number 000-50488

Western Wind Energy Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1326 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8

(Address of principal executive office)

(604) 685-9463

(Registrant's telephone number, including area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Common Shares, without par value	Toronto Stock Exchange
(Title of Class)	(Name of each exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007: 28,827,039 Common Shares without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐   No  [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of Securities Exchange Act of 1934.

Yes  ☐   No  [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 11 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non accelerated filer [X]

Indicated by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Standards as issued by the	Other [X]
International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[X]Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes   ☐   No   [X]

TABLE OF CONTENTS

PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS	4

	USE OF CERTAIN TERMS	4

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4

ITEM 3.	KEY INFORMATION	5
3.A.	Selected Financial Data	5
3.B.	Capitalization and Indebtedness	7
3.C.	Reasons for the Offer and Use of Proceeds	7
3.D.	Risk Factors	7
ITEM 4.	INFORMATION ON WESTERN WIND	13
4.A.	History and Development	13
4.B.	Business Overview	15
4.C.	Organizational Structure	24
4.D.	Property and Equipment	26
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
5.A.	Operating Results	28
5.B.	Liquidity and Capital Resources	36
5.C.	Research and Development, Patents and Licenses	36
5.D.	Trend Information	37
5.E.	Off-Balance Sheet Arrangements	37
5.F.	Tabular Disclosure of Contractual Obligations	37
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
6.A.	Directors and Senior Management	38
6.B.	Compensation	39
6.C.	Board Practices	42
6.D.	Employees	42
6.E.	Share Ownership	43
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
7.A.	Major Shareholders	44
7.B.	Related Party Transactions	44
7.C.	Interests of Experts and Counsel	45
ITEM 8.	FINANCIAL INFORMATION	45
	Consolidated Statements and Other Financial Information	45
	Significant Changes	46
ITEM 9.	THE OFFER AND LISTING	46
	Offer and Listing Details	46
ITEM 10.	ADDITIONAL INFORMATION	47
	Share Capital	48
	Notice of Articles and Articles of Incorporation	48
	Material Contracts	49
	Exchange Controls	50
	Taxation	51
	Documents on Display	57
	Subsidiary Information	57

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	57
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	58
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	58
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	58
ITEM 15.	CONTROLS AND PROCEDURES	58
ITEM 16.	[RESERVED]	59
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	59
ITEM 16B.	CODE OF ETHICS	60
ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES	60
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	60
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	61
ITEM 17.	FINANCIAL STATEMENTS	61
ITEM 18.	FINANCIAL STATEMENTS	61
ITEM 19.	EXHIBITS	61

PART I

NOTE ON FORWARD-LOOKING STATEMENTS

Statements in this annual report that are not based on historical events are called “forward-looking statements” within the meaning of U.S. securities laws.  These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to the future market size, our business, and our future operating performance.  When the words “may”, “should”, “will” “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, and “project”, or the negatives of such terms or similar expressions are used, they are intended to identify forward-looking statements.  Forward-looking statements include, without limitation, statements regarding management’s expectations regarding our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans.  You are cautioned that any such forward-looking statements are not guarantees that any of our projects or business operating units, divisions, subsidiaries, or affiliates will achieve any particular financial results.  Our actual results may differ from those contained in the forward-looking statements due to risks or uncertainties facing us or due to facts differing from the assumptions underlying our predictions.  Some of those risks and assumptions are set out under “Risk Factors” outlined elsewhere in this annual report and include, but are not limited to operating risks; environmental and weather changes; competitive risks; regulatory changes; the actions of foreign and domestic governments; employment risks; enforcement risks; legal risks; securities and financial risks; the development and availability of renewable energy technologies; compliance costs; our ability to make effective acquisitions and successfully develop and integrate new acquisitions; pricing and other political pressures.

We advise you that the cautionary remarks included under the heading “Risk Factors” expressly qualify, in their entirety, all forward-looking statements attributable to us or persons acting on our behalf.  Unless required by law, we do not assume any obligation to update forward-looking statements, whether based on unanticipated events, changes in expectations, or otherwise.  You should not place undue reliance on any forward-looking statements, which apply only as of the date of this annual report.

USE OF CERTAIN TERMS

In this annual report, please note the following:

•

references to “we”, “our”, “us” or “Western Wind” mean Western Wind Energy Corp. and its subsidiaries, unless the context of the sentence clearly suggests otherwise;

•

references to 'U.S.' or 'the U.S.' mean the United States;

•

references to “MW” mean megawatts;

•

references to “MWh” mean megawatt hours;

•

references to “kW” mean kilowatts;

•

references to “kWh” mean kilowatt hours; and

•

all references to monetary amounts are in Canadian dollars, unless otherwise indicated.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

3.A.

Selected Financial Data

The following table summarizes selected consolidated financial data for our Company, which was prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the eleven months ended December 31, 2007 and for the last four fiscal years ended January 31, 2007.  Additional information is presented to show the difference that would result from the application of U.S. generally accepted accounting principles (“U.S. GAAP”) to our financial information.  For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 24 to our consolidated financial statements included in this annual report.  We obtained the information in the following tables from more detailed consolidated financial statements and related notes included in this annual report and the tables should be read in conjunction with such financial statements and the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects”.   All amounts are expressed in Canadian dollars.

Canadian GAAP

	Eleven months
	ended(1)		Years Ended January 31,(1)
	Dec. 31, 2007	2007	2006	2005	2004

Revenues	$4,264,759	$1,594,440	Nil	Nil	Nil
Loss from continuing	($2,819,232)	($5,559,547)	($4,719,358)	($2,595,956)	($1,603,509)
operations
Loss from continuing	($0.11)	($0.23)	($0.27)	($0.19)	($0.15)
operations per share
Net Income (loss)	($2,584,577)	($11,722,608)	($5,114,221)	($2,913,059)	($1,603,509)
Net Income (loss) per share
Basic	($.10)	($0.49)	($0.30)	($0.21)	($0.15)
Diluted	($.10)	($0.49)	($0.30)	($0.21)	($0.15)
Total assets	$25,992,595	$30,574,515	$12,347,093	$3,794,839	$3,300,913

Total Liabilities	$23,223,670	$28,585,546	$875,090	$714,694	$172,357
Shareholders' equity	$2,768,925	$1,988,969	$11,472,003	$3,080,145	$3,128,556
Paid-in-Capital (2)	$31,414,824	$25,671,261	$23,904,785	$10,288,855	$7,534,058
Cash dividends	Nil	Nil	Nil	Nil	Nil

Cash dividends per share	Nil	Nil	Nil	Nil	Nil

Weighted average common shares outstanding, basic and diluted	26,230,119	23,788,927	17,256,697	13,924,833	10,875,543

(1)

The consolidated financial statements were prepared on a going concern basis that assumes we will be able to realize assets and discharge liabilities during the normal course of business.   On June 20, 2008, we closed a private placement for gross proceeds of $18 million and on June 23, 2008, we paid Pacific Hydro approximately US$12.4 million as full settlement of the Mesa Acquistion Loan and all outstanding interest.   Our continued operations depend, in part, upon our ability to complete the development and construction of wind energy projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to finance our development projects through project financing or possible joint ventures ..  See notes 1, 16 and 18 to the consolidated financial statements.

(2)

Paid-in-capital includes share capital, subscriptions receivable, contributed surplus, warrants and deferred share bonus expense.

U.S. GAAP

	Eleven months
	ended(1)		Years Ended January 31,(1)
	Dec. 31, 2007	2007	2006	2005	2004

Revenues	$4,264,759	1,594,440	Nil	Nil	Nil
Loss from continuing	($2,760,729)	($5,498,932)	($4,719,358)	($2,595,956)	($1,603,509)
operations
Loss from continuing	($0.11)	($0.23)	($0.27)	($0.19)	($0.15)
operations per share
Net Income (loss)	($2,526,074)	($11,661,993)	($5,114,221)	($2,913,059)	($1,605,459)
Net Income (loss) per share
Basic	($0.10)	($0.49)	($0.30)	($0.21)	($0.15)
Diluted	($0.10)	($0.49)	($0.30)	($0.21)	($0.15)
Total assets	$25,992,595	$30,574,515	$12,347,093	$3,794,839	$3,300,913

Total Liabilities	$23,232,304	$28,652,683	$875,090	$714,694	$172,357
Shareholders' equity	$2,760,291	$1,921,832	$11,472,003	$3,080,145	$3,128,556

Paid-in-Capital (2)	$31,414,824	$25,671,261	$23,904,785	$10,288,855	$7,534,058
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average common
shares outstanding, fully
diluted	26,230,119	23,788,927	17,256,697	13,924,833	10,875,543

(1)

The consolidated financial statements have been prepared on a going concern basis that assumes we will be able to realize assets and discharge liabilities during the normal course of business.   On June 20, 2008, we closed a private placement for gross proceeds of $18 million and on June 23, 2008, we paid Pacific Hydro approximately US$12.4 million as full settlement of the Mesa Acquistion Loan and all outstanding interest. Our continued operations depend, in part, upon our ability to complete the development and construction of wind energy projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to finance development projects through project financing or a possible joint ventures ..  See notes 1, 16 and 18(b) to the consolidated financial statements.

(2)

Paid-in-capital includes share capital, subscriptions receivable, contributed surplus, warrants and deferred share bonus expense.

Currency and Exchange Rates

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), for:  (i) the conversion of Canadian dollars into U.S. dollars in effect at the end of the indicated periods, (ii) the range of high and low exchange rates for such periods, and (iii) the average exchange rates during such periods (based on the daily Noon Buying Rates):

	Eleven
	months		Years Ended January 31,
	ended
	Dec 31, 2007	2007	2006	2005	2004
	$	$	$	$	$
End of period	1.0120	$0.8480	0.8744	0.8067	0.7539
High for period	1.0908	$0.9098	0.8744	0.8492	0.7880
Low for period	0.8437	$0.8457	0.7872	0.7158	0.6529
Average for period	0.9431	$0.8805	0.8331	0.7762	0.7274

The following table sets out the high and low exchange rates, based on the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars, for the following periods:

2008	High	Low
	$	$
June 1 to June 20	0.9989	0.9726
May	1.0163	0.9816
April	0.9979	0.9739
March	1.0162	0.9732
February	1.0208	0.9815
January	1.0096	0.9714

On June 20, 2008, the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars was US$0.9867 per one Canadian dollar.  Unless otherwise specified, all references to currency in this annual report refer to Canadian dollars.

3.B.

Capitalization and Indebtedness

Not applicable.

3.C.

Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.

Risk Factors

Operating Risks

Our ability to manage our growth successfully is crucial to our future.

We are subject to a variety of risks associated with a growing business.  Our ability to operate successfully in the future depends upon our ability to maintain our existing wind farms and to finance, develop, and construct future renewable energy projects.  Our failure to manage growth effectively could have a material adverse effect on our business or results of operations.

We may not be able to finance the development or the construction costs of building wind and solar farms.

We do not have sufficient funds from the cash flow of our operations to finance the development or the construction costs of building wind and solar farms.  Additional funds will be required to complete the development and construction of our projects, to find and carry out the development of new properties, and to pay the general and administrative costs of operating our business.  Additional financing may not be available on acceptable terms, if at all.  If we are unable to raise additional funds when needed, we may be required to delay development and construction of our wind farms, reduce the scope of our projects, and/or eliminate or sell some or all of our development projects.

We may not be able to purchase electric generation equipment.

Large wind and solar farm developers make long-term commitments for electric generation equipment, such as wind turbines and solar arrays, for their future projects, which can reduce the availability of wind turbines and solar arrays for smaller developers such as us.  If we are not able to purchase wind turbines and solar arrays, the completion of our projects may be delayed for several years.  Larger developers also obtain lower prices due to the size of their commitments.  As a result, the prices charged to smaller developers are higher, and the higher prices impact on the feasibility and profitability of smaller projects.

We may not be able to obtain access to the transmission lines necessary to deliver the power we produce and sell.

We depend on access to transmission facilities so that we may deliver power to the purchaser.  If existing transmission facilities do not have available transmission capacity, we would be required to pay for the upgrade of existing transmission facilities or to construct new ones.  There can be no assurance that we will be able to secure access to transmission facilities at a reasonable cost, or at all.  As a result, expected profitability on a project may be lower than anticipated or, if we have no access to electricity transmission facilities, we may not be able to fulfill our obligations to deliver power or to construct the wind power facility.

Changes in interest rates and debt covenants and increases in turbine prices and construction costs may result in our projects not being economically feasible.

Increases in interest rates and changes in debt covenants may reduce the amounts that we can borrow, reduce the cash flow generated by our projects, and increase the equity required to complete the construction of our projects.  The cost of wind turbines and construction costs have increased significantly over the last four years.  Further increases may increase the cost of our projects to the point that such projects are not feasible given the prices utilities are willing to pay.  In the past, we have renegotiated power purchase agreements to provide for higher electricity prices.  There can be no assurance, however, that we will be able to negotiate higher electricity prices in the future.

We may be subject to currency risk since we raise equity capital in Canadian dollars and a significant portion of our investment in property, plant and equipment and development costs are in U.S. dollars.

We are subject to currency risk since we report our financial statements in Canadian dollars and raise equity capital in Canadian dollars.  We attempt to match our funds and obligations but this is not always achieved.  At the same time, any U.S. dollar denominated debt offsets our investments in U.S. dollar assets.  When we construct projects in the U.S., we usually raise project debt in U.S. dollars and a portion of the equity in U.S. dollars.  All revenues and expenses for these projects will be in U.S. dollars.  The translation of these amounts into our financial reporting currency, however, may result in foreign exchange losses.

We may not be able to secure new power purchase agreements, and we may not be able to fulfil our obligations to utilities under our current agreements.

Although we have entered into, or acquired assignments of, power purchase agreements with leading utilities in the areas where we are developing wind farms, we may not be able to secure additional power purchase agreements for future wind and solar projects.  As such, we may never be able to expand beyond the contracts that we currently have.  In addition, if we fail to construct our wind farm projects in a timely manner, we may be in breach of our existing power purchase agreements and such agreements may be terminated.

The operation of our operating wind farms and the operation of future projects may be subject to equipment failure.

After the construction of a wind or solar farm, the electricity produced may be lower than anticipated because of equipment malfunction.  For new wind farms, the loss from operations is covered by the manufacturer’s warranty, for a period of approximately three years, and the risk is not covered when existing wind farms with older equipment are acquired.  Unscheduled maintenance can result in lower electricity production for several months and correspondingly, in lower revenues.

We may never achieve profitability.

We have accumulated net losses of $26,739,967 since incorporation through the eleven months ended December 31, 2007, and we expect such losses to continue as we incur development costs and general and administrative expenses.  We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability.  Our ability to achieve and maintain profitability may depend on our ability to construct or acquire wind farms, and to generate and sell electricity at a profit.  If we cannot achieve or maintain profitability, we may not be able to continue to absorb the resulting financial losses.  If we continue to suffer financial losses, our business may be jeopardized and our investors may lose all of their investment in our shares.

Our ability to continue as a going concern.

There is a “going concern” risk described in our prior Form 20-F for the fiscal year ended January 31, 2007 and a note in our financial statements related to an outstanding loan.  On June 20, 2008, we closed a private placement for gross proceeds of $18 million and on June 23, 2008, we paid approximately US$12.4 million in full settlement of that loan and accrued interest and consequently, we now have positive working capital.

Environmental and Weather Risks

Changes in weather patterns may affect our ability to operate our proposed projects.

Meteorological data we collect during the development phase of a project may differ from actual results achieved after wind turbines are erected.  While long-term wind patterns have not varied significantly, short-term patterns, either on a seasonal or on a year-to-year basis, may vary substantially.  These variations may result in lower revenues and higher operating losses.

Environmental damage on our properties may cause us to incur significant financial expenses.

Environmental damage may result from the development and operation of our wind and solar farms.  The construction of wind and solar farms involves, among other things, land excavation and the installation of concrete foundations.  Equipment, such as wind turbines located on farms, can be a source of environmental concerns, including noise pollution, damage to the soil as a result of oil spillage, and peril to certain migratory birds and animals that live, feed on, fly over, or cross the property.  We are required to carry out reclamation work to return leased properties to their original state at the termination of the lease.  The costs to complete reclamation work and remove obsolete equipment may be significant.  In addition, environmental regulators may impose restrictions on our operations, which would limit our ability to obtain the appropriate zoning or conditional use permits for new renewable energy farms.  We may also be assessed significant financial penalties for any environmental damage caused on properties that are leased, and we may be unable to sell properties that are owned.  Financial losses and liabilities that may result from environmental damage could affect our ability to continue to do business.

Competitive Risks

Larger developers have greater resources and expertise in developing and constructing wind and solar farms.

We face significant competition from large power project developers who have greater project development, construction, financial, human resources, marketing and management capabilities than our Company.  They have a track record of completing projects and may be able to acquire funding more easily to develop and construct projects.  They have also established relationships with energy utilities, transmission companies, turbine suppliers, and plant contractors that may make our access to such parties more difficult.

Regulatory Risks

Our business is subject to significant government regulation and, as a result, changes to such regulations may adversely affect our business.

Although independent and small power producers may generate electricity and engage in wholesale sales of energy without being subject to the full panoply of state and federal regulation as a public utility company, our operations are nonetheless subject to changes in government regulatory requirements, such as regulations related to the environment, zoning and permitting, financial incentives, and taxation.  The operation of wind and solar farms is subject to regulation by various government agencies at the federal, state (or provincial) and municipal level.  There is always the risk of change in government policies and laws, including but not limited to laws and regulations relating to income, capital, sales, corporate or local taxes, and the removal of tax incentives related to our industry.  Currently, there are laws, regulations and financial incentives favorable to renewable energy producers, such as:

i)

renewable portfolio standards, which require that power purchasers obtain a specific percentage of their power requirements from renewable resources;

ii)

U.S. Production Tax Credit that provides a levelized value of approximately 2.1-cents per kilowatt-hour (kWh) federal tax benefit for the first ten years of a renewable energy facility's operation, indexed for inflation; and

iii)

Canadian Wind Power Production Incentive that provides an incentive of one cent per kWh for up to 10 years to eligible low-impact, renewable electricity projects constructed over the four years April 1, 2007 to March 31, 2011.

These laws provide benefits by facilitating higher revenues and cash flow and project financing.  Tax incentives exist in most of the jurisdictions in which we operate.  These laws and tax policies may change and such changes may reduce or eliminate the special incentive for the generation of clean energy and wind power, which may result in the cancellation of projects or reduce revenues and cash flow.

Employment Risks

Our ability to hire and retain qualified personnel and contractors could be an important factor in the success of our business.  Our failure to hire and retain qualified personnel may result in our inability to manage and implement our plans for expansion and growth.

Competition for qualified personnel in the renewable energy industry is significant.  In order to manage growth effectively, we must continue to implement and improve our management systems and to recruit and train new personnel.  We may not be able to continue to attract and retain the qualified personnel necessary to carry on our business.  If we are unable to retain or hire additional qualified personnel as required, we may not be able to adequately manage and implement our plans for expansion and growth.

Enforcement Risks

You may not be able to enforce civil judgments in Canada.

U.S. investors' ability to enforce civil liabilities under applicable U.S. federal and state securities laws may be adversely affected because we are organized under the laws of British Columbia, Canada and because most of our officers or directors are not residents of the U.S.  As a result, it may be difficult or impossible for U.S. investors to effect service of process upon us or our officers or directors within the U.S.  It may also be difficult to realize against us or them, judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws.  Courts in Canada may not enforce: (i) judgments of U.S. courts obtained in actions against us or our officers or directors that are predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (ii) in actions filed in Canada against us or our officers or directors predicated upon such laws.

You may not be able to enforce U.S. bankruptcy laws in Canada.

As we are organized under the laws of British Columbia, Canada, and some of our assets are located outside of the U.S., you may have difficulty enforcing U.S. bankruptcy proceedings against our Company.  Under bankruptcy laws in the U.S., courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries.  Courts outside of the U.S. may not recognize a U.S. bankruptcy court's jurisdiction.  Accordingly, you may have trouble administering a U.S. bankruptcy case involving a Canadian debtor with property located outside the U.S.  Any orders or judgments of a bankruptcy court obtained by you in the U.S. may not be enforceable.

Securities Risks

Our shares are only listed on the Toronto Stock Exchange (“TSX”), which could affect the ability of U.S. shareholders to resell their shares or may affect liquidity or price.

Our shares are listed on the TSX and are not listed for trading on any U.S. exchange or trading market.  Thus, U.S. holders of Western Wind shares may be required to trade such shares outside the United States.  The absence of an active U.S. trading market could decrease the liquidity of the shares held by U.S. holders.

Our shareholders’ interest might be diluted if we issue more shares.

We intend to issue more shares as a means of raising capital to fund the development of our business and repay loans.  As a result, when we do issue additional shares our current shareholders might experience a dilution of their proportionate shareholdings in our Company.

Investors in non-U.S. issuers have fewer protections and less information than investors in securities of U.S. issuers.

We are a “foreign private issuer” as defined in the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  As a result, we are exempt from certain provisions of the Exchange Act that apply to U.S. public companies, including:  (i) the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership, trading activities and liability for insiders who profit from trades made in a short period of time.  As a result, you are not afforded the same protections or the same information that would be made available to you if you were to invest in a U.S. public corporation.

Our securities may be considered “penny stock” securities and, as such, broker-dealers may be discouraged from effecting transactions in our common shares which may make it difficult for shareholders to sell their shares.

Our securities may be considered as “penny stock” securities and may be deemed “penny stock” as defined in Rule 3a51-1 of the Exchange Act.  Such a designation could limit the pool of prospective or suitable investors and may impair the development of the public market for our shares or, if such a market develops, its continuation, since broker-dealers are required to determine personally whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities.  Compliance with procedures relating to the sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of our common shares to resell their shares to third parties or to otherwise dispose of their shares.

Other Risks

Certain factors may inhibit a takeover that our shareholders may consider favourable.

We have a Shareholder Protection Rights Plan designed to protect our shareholders and us from unfair, abusive or coercive tactics, and we intend to reconfirm the plan at our annual general meeting in 2010.  If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.  For more information, see “Item 10. Additional Information – Notice of Articles and Articles of Incorporation”.

ITEM 4.

INFORMATION ON WESTERN WIND ENERGY CORP.

4.A.

History and Development of Western Wind

Western Wind Energy Corp. is a publicly traded corporation organized under the laws of British Columbia.  We were incorporated as 556953 B.C. Ltd. on January 5, 1998 by filing, for registration purposes, our Notice of Articles and Articles of Incorporation as required under the Company Act of British Columbia.  On March 2, 1998, we changed our name to Minera Cortez Resources Ltd.  At the time, the Company was involved in mineral exploration.  On January 24, 2002, we changed our name from Minera Cortez Resources Ltd. to our current name, Western Wind Energy Corp., to reflect the change in our business focus from mineral exploration to wind energy development.

Our registered and records office is located at Suite 1925-700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1; telephone: (604) 688-6775.  Our business address is 885 West Georgia Street, Suite 1326, Vancouver, British Columbia, V6C 3E8.  Our web site is www.westernwindenergy.com.

We primarily develop, own, and operate wind farms for the production of renewable energy.  In 2007, we began to explore the development of utility-scale solar energy projects.  We seek to purchase properties suitable for the development of wind and solar farms.  In addition, we acquire older existing wind farms that management believes can be redeveloped on a profitable basis and that generate cash flow prior to redevelopment.

As of December 31, 2007, our total consolidated assets were $25,992,595.  For additional information regarding revenues and sales, see “Item 3.  Key Information – Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

Capital Investments

During the past three fiscal years, our principal capital expenditures have been the acquisition of real property and producing wind energy assets.  We have acquired 1,108 acres in Arizona for $1,883,524, and two producing wind farms in California with a combined capacity of 34.5 MW for $16,585,889 and numerous parcels in California.   Subsequent to December 31, 2007, we acquired 40 acres in Tehachapi, California for approximately US$440,000.

Divestitures

The only significant divestitures of assets occurred as a result of the termination of a power purchase agreement for a project in New Brunswick, Canada and the transfer of wind turbines for a project in Arizona to Pacific Hydro Ltd. as a result of the Settlement Agreement.

Public Takeovers

During the last fiscal year and to date, there have been no public takeover offers by third parties.

Important developments during the eleven months ended December 31, 2007, and in 2008

Revenues

Our revenues for the eleven months ended December 31, 2007 were $4,264,759, an increase of 167% from $1,594,440 for the year ended January 31, 2007.  The significant increase was largely due to eleven months of production compared to seven months of production during the prior fiscal year because of our acquisition of the Mesa Wind Farm in July 2006 plus higher prior monthly production levels and electricity prices for our wind farms

Ontario, Canada – Future Solar Projects

In 2008, we formed Western Solargenics, Inc. to investigate and, if appropriate, to develop solar energy projects. The Company began to explore developing solar energy projects in Ontario, Canada.

Pacific Hydro Developments

On April 18, 2007, we submitted a comprehensive settlement proposal to Pacific Hydro Pty. Limited of Australia (“Pacific Hydro”).  On September 28, 2007, we entered into the Settlement Agreement with Pacific Hydro to retain 100% ownership of all of the producing projects, subject to the Company repaying a loan from Pacific Hydro and accrued interest less a principle and accrued interest reduction if paid by the repayment date.  The loan (the “Mesa Acquisition Loan”), secured by the Mesa Wind Farm, had an original carrying value of $15,771,800 (US$13,400,000) that was reduced to $13,283,420 as at December 31, 2007 due to the stronger Canadian dollar.  On March 18, 2008, Pacific Hydro agreed to extend the repayment date to June 24, 2008 in exchange for a $100,000 extension fee paid on March 21, 2008. On June 23, 2008, we paid Pacific Hydro approximately US$12.4 million from the proceeds of a private placement of special warrants (described below), in full settlement of the Mesa Acquisition Loan.  The amount paid was approximately US$3.7 million less than the carrying amount of the loan at the date of repayment due to a US$3 million credit from Pacific Hydro and a reduction in the interest rate on the loan in accordance with the terms of the Settlement Agreement.

Private Placement of Special Warrants

On June 20, 2008, we closed a private placement of 6,315,800 special warrants of Western Wind at a price of $2.85 per special warrant to raise total gross proceeds of $18 million.  The private placement was led by Loewen, Ondaatje, McCutcheon Limited (“LOM”) and included Clarus Securities Inc. (the “Agents”).  Each special warrant entitles the holder thereof, upon exercise or deemed exercise, to acquire one common share of Western Wind and one-half of one common share purchase warrant of Western Wind.  Each whole warrant (a “Warrant”) entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010.

The Agents were paid a cash commission of 7% of the gross proceeds of the offering and were granted 442,107 Special Broker Warrants.  Each Special Broker's Warrant entitles the holder to receive, for no additional consideration, a Broker's Warrant entitling the Agents to purchase one unit of Western Wind (an "Agents' Unit") at a price of $2.85 until June 20, 2010.  Each Agents' Unit shall consist of one common share of Western Wind (an "Agents' Unit Share") and one-half of one common share purchase warrant of Western Wind.  Each whole share purchase warrant (an “Agents' Warrant") shall entitle the Agents to acquire one additional common share (an "Agents' Warrant Share") at a price of $3.70 per Agents' Warrant Share until June 20, 2010.

Western Wind will use its best efforts to file a prospectus qualifying the distribution of the common shares, warrants, and Broker’s Warrants issuable upon exercise or deemed exercise of the Special Warrants and Special Broker’s Warrants and to have a decision document issued for a final prospectus issued by the British Columbia Securities Commission, Alberta Securities Commission, and Ontario Securities Commission on or before July 31, 2008.  If a decision document is not received by July 31, 2008, each Special Warrant will be convertible into 1.1 common shares (in lieu of one common share) and 0.55 Warrant (in lieu of one-half Warrant), and each Special Broker Warrant will be convertible into one Broker’s Warrant entitling the holder to acquire 1.1 Agent’s Unit Shares (in lieu of one Agent’s Unit Share) and 0.55 Agent’s Warrant (in lieu of one-half Agent’s Warrant).

British Columbia Securities Commission

On June 8, 2007, the British Columbia Securities Commission (“BCSC”) issued a Management Cease Trade Order prohibiting certain Company directors, officers and insiders from trading in Western Wind securities because of the Company’s failure to file, within the prescribed period of time, its audited financial statements for the year-ended January 31, 2007.

On August 29, 2007, we filed our annual audited financial statements for the year ended January 31, 2006.  On September 7, 2007, we filed our annual audited financial statements for the year ended January 31, 2007.  On September 24, 2007, we filed our unaudited financial statements and Management Discussion and Analysis (“MD&A”) for the three months ended April 30, 2007.  On September 28, 2007, we filed restated unaudited financial statements and restated MD&A for the six months ended July 31, 2007.  On December 31, 2007, we filed unaudited financial statements and MD&A for the nine months ended October 31, 2007.  On April 14, 2008, we filed our annual audited financial statements for the year ended December 31, 2007.  On May 30, 2008, we filed our interim, unaudited financial statements and MD&A for the three months ended March 31, 2008.

The BCSC restriction remained in place until September 24, 2007, when the Company’s regulatory filings were brought up to date.

Team Developments

In May 2007, Rodney L. Dees joined the Company as Senior Vice President, Project Development and Construction to head our Development Team. In November 2007, T. Alana Steele joined the Company as General Counsel and Chris Thompson, C.A. joined the Company as Chief Financial Officer. In December 2007, George Salama, P.E. joined the Company as President of our solar subsidiary, Western Solargenics, Inc. (“Solargenics”). Solargenics’ objective is to develop utility size projects with prospective customers such as Southern California Edison Company and Ontario Power Authority.

Our investor relations team was outsourced.  On March 28, 2007, we entered into an investor relations services agreement with Ascenta Capital Partners Inc. for a one-year term subject to termination by either party upon thirty days notice.  On April 3, 2008, the investor relations services agreement automatically renewed for another one-year term with the same thirty-day termination clause.

4.B.

Business Overview

Renewable Energy Development

Western Wind is primarily engaged in the acquisition, development and operation of utility-scale renewable energy generation projects, focusing on utility-scale wind and solar energy, and selling the energy it produces at wholesale prices to public utility companies.  The components of a utility-scale wind farm include wind turbines, a power distribution system, control and maintenance facilities, and a transformer and substation that connect the farm with the utility power grid.  Solar farms use solar arrays, rather than turbines, but have much of the same equipment.

We have two operating wind energy facilities – the Windridge Wind Farm and the Mesa Wind Farm – and we have one wind energy project in the late stages of development – the Windstar Project.  Currently, we sell energy produced from our Windridge Wind Farm and Mesa Wind Farm to Southern California Edison Company, generating gross revenues of approximately US$5 million per year.

According to the American Wind Energy Association (“AWEA”), wind energy was the world's fastest growing energy source during most of the 1990s, expanding at annual rates ranging from 25% to 35%.  The AWEA estimates the industry growth rate has averaged 29% over the five years 2003 through 2007, with a growth rate of 45% in 2007.  Globally, over 20,000 MW of new wind capacity was added in 2007.  Current installed capacity worldwide at the end of 2007 was over 94,000 MW.  The major contributing growth factors are: international concern about global warming and environmental degradation, interruptible and finite supplies of fossil fuels, perceived problems associated with nuclear power, a desire to attain energy independence, population growth, government incentives to develop renewable energy projects and, generally, a significant increase in demand for energy.

Growth in the industry continues and, as of May 7, 2008, notwithstanding the uncertain fate of the federal tax incentives for renewable energy, the U.S. wind energy industry installed 1,400 MW in the first quarter of 2008, bringing total U.S. wind power capacity to over 18,000 MW.  Total installed capacity for 2007 was 16,818 MW with 2007 installations of 5,294 MW (2,439 MW in California).

Principal Markets and Projects

Our operating facilities are located in, and our primary focus for development is on, southern California and we are looking to develop projects in Arizona, Ontario, Canada , and the Caribbean .  The majority of our projects under development are located in California and Arizona, where Western Wind owns or leases 27,520 acres (see table below).

California has three major regulated investor-owned utilities and many municipal utilities, all of which are required to have renewable sources of generation in their resource portfolios, whether generated or purchased.  Arizona and Ontario utilities have similar requirements.  Due to federal regulations requiring that transmission owners provide service on the same terms to all generators requesting service, known as “open access”, independent power producers, such as us, are able to develop wind and solar energy projects in areas where such resources are most prevalent and sell power to anyone interconnected with the transmission grid in California.  California’s transmission grid is operated by a regional transmission organization (“RTO”), the California Independent System Operator (“CAISO”).  Other states belong to other RTOs.

Approximately 95% of all commercial wind energy generation in California originates in three areas:  Altamont Pass, Tehachapi Pass, and San Gorgonio Pass.  Tehachapi Pass is one of the largest wind parks in the world, with over 5,000 wind turbines owned and operated by a variety of different entities.  Tehachapi Pass generates over 705 MW of nameplate capacity, the maximum rated output the turbines could produce according to the turbine manufacturer, producing over 1.4 billion kilowatt hours of electricity per year.  In Tehachapi Pass, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy generation in the area.  According to the AWEA, a wind speed of 7.5 meters per second and higher is an “excellent” wind resource.  In preparing models of the Tehachapi Pass wind energy potential, the CAISO uses 7.5 meters per second and its models have shown a capacity factor of 45%.  Capacity factors in Tehachapi Pass are in excess of 40% using modern wind turbines, compared to an estimated average 36% capacity factor for all 2007 U.S. installations, according to the AWEA.

In addition, California’s electricity rates are among the highest in the U.S. and the State of California has mandated electric utilities to supply 20% of their total retail power sales from renewable resources by 2010.  According to CAISO, the renewable portfolio standard will require 8,000 MW of new wind generation, of which approximately 4,000 MW is expected to be developed in Tehachapi Pass.

We continue to purchase Tehachapi Pass property because it is one of the most favorable regions for wind energy generation.

Operating Projects and Projects Under Development in California and Arizona as of June 20, 2008

Generating Facility	Development Stage	Nameplate	Land Resource	State
		Capacity	(acres)
		(MW)
Mesa Wind Farm	Producing	30	440	California
Windridge Wind Farm	Producing	4.5	192	California
Windstar Project	Late-stage development	120	1,429	California
Barstow Project	Early-stage development	100	3,300	California
Reef City	Early-stage development	40	1,200	California
Steel Park	Late-stage development	15	1,108	Arizona
Steel Park Expansion	Early-stage development	200	19,051	Arizona
Howling Dog	Early-stage development	15	360	Arizona
Red Lake	Early-stage development	20	440	Arizona

Below we provide a discussion of our projects, highlighting significant recent developments.

Tehachapi Pass, California – Windstar

As of June 20, 2008, the Company owns 1,429 acres of land in the Tehachapi Pass in California, sufficient to build what we have come to refer to as our 120 MW Windstar Project.  Portions of the Windstar Project property are zoned for wind energy development.  The Company is in the process of having the remaining property rezoned for wind energy.  Five meteorological towers have been erected to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Company has a power purchase agreement (“PPA”) with Southern California Edison Company (“SCE”), which has been amended from time to time to, among other things, extend the commercial operation date.  Currently, the PPA requires that the Windstar Project be in commercial operation by December 31, 2009; however, the Company is waiting for approval from SCE for an amendment to extend the commercial operation date to December 31, 2010.  The Company may terminate the contract if it cannot acquire turbines at prices less than a specified threshold amount.  However, due to the California Renewable Portfolio Standard, which requires utility companies to meet specified targets by specified deadlines, the Company should be able to negotiate a new PPA if the price terms in the existing PPA cannot be adjusted.  As of June 30, 2008, the Company is beginning negotiations with SCE to amend the price terms.

Due to the lack of utility-owned transmission facilities, the Company was required to obtain capacity on privately owned transmission lines – the Sagebrush Line and the Wilderness Line.  On February 16, 2006, we applied to the Federal Energy Regulatory Commission (“FERC”) to require Sagebrush Partnership to provide us with transmission access on the Sagebrush Line for 50 MW to 120 MW of firm capacity.  The Federal Power Act requires that transmission owners provide access to their transmission systems to public utilities and small independent power generators at costs that the transmission owners charge themselves for transmission service.  On April 28, 2006, FERC granted an order requiring Sagebrush Partnership to enter into an interconnection agreement with the Company subject to the negotiation of commercial terms.  We received FERC’s final order on March 15, 2007, which confirms that the system impact study concludes that there is sufficient firm transmission capacity to satisfy our requirements, and requires that Sagebrush Partnership provide us access to the transmission line after a 33 MW allocation to one of the Sagebrush partners.  The FERC final order requires that the wind farm have Qualifying Facility status pursuant to Public Utilities Regulatory Policies Act of 1978 On August 28, 2007, the FERC confirmed its March 15, 2007 final order and the allowable period for an appeal has now expired.

The Company has executed interconnection and transmission service agreements for the Sagebrush Line.  We have also submitted all required applications for interconnection and transmission services to FPL Energy, LLC, the operator of the Wilderness Line, and to the CAISO to deliver power to SCE’s Vincent Substation.  We expect to have all other required transmission agreements executed by early October 2008.  In accordance with the rules approved by FERC, the Company must construct Windstar by December 31, 2010 to maintain its current queue position with the CAISO.

We expense the property carrying costs such as property taxes, liability insurance costs and mortgage interest and capitalize the wind farm development costs, which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, PPAs, and regulatory matters.  We have capitalized $427,597 in construction-in-progress as at December 31, 2007.

Windstar’s completion is dependent upon our ability to obtain the necessary zoning and permitting, including design and engineering of the site; to raise sufficient debt and/or equity capital to finance the construction of the project; to purchase and arrange delivery of wind turbines to meet completion deadlines; and to renegotiate the electricity price in the PPA with SCE.  Western Wind is reviewing financing options for the Windstar Project.  Although Western Wind has received financing proposals for the Windstar Project, management has determined that further exploration into financing alternatives be conducted.

Tehachapi Pass, California – Windridge

In 2006, we acquired the Windridge Wind Farm (“Windridge”) in Tehachapi Pass, which has 43 Windmatic turbines, a substation and collection system.  Windridge is an operating 4.5 MW wind farm, located on 192 acres owned by Western Wind.  Windridge sells its output to SCE pursuant to a PPA with an expiration date of December 7, 2014.  Currently, Windridge is operating at less than 50% capacity.  Western Wind is exploring options to replace the older wind turbines with fewer, new, and larger capacity turbines to reach a 4.5 MW project capacity.  In October 2007, the U.S. Federal Aviation Administration (“FAA”) authorized us to install three new wind turbines at Windridge.  We are now in the process of negotiating the purchase of wind turbines to use at this site.  Windridge has the potential to be increased up to 12.5 MW with the appropriate interconnection and transmission upgrades and a new PPA for the additional 8 MW, or by including the additional capacity in the 120 MW Windstar Project.  Such an expansion will require structural permits from Kern County and may require FAA approval to enable us to exceed the county’s maximum height limit to install additional turbines.

San Gorgonio Pass, California – Mesa Wind Farm

The Mesa Wind Farm, owned by our wholly owned subsidiary Mesa Wind Power Corporation (“Mesa Wind”), consists of 460 Vestas V15 wind turbine generators and associated electrical equipment, roads, and a maintenance building.  The Mesa Wind Farm is located in the San Gorgonio Pass near Palm Springs, on approximately 440 acres leased from the U.S. Bureau of Land Management (“BLM”), pursuant to a right-of-way grant that expires January 26, 2013 (the “Grant”).  The Grant provides Mesa Wind with a preferential right to renew the right-of-way for another 30-year term.  Mesa Wind sells the energy output to SCE pursuant to a PPA that expires on June 22, 2010, at SCE’s short-run avoided cost, which is the cost SCE would otherwise have to pay to procure power from traditional sources over a short-term contract.

We submitted an application, including a plan of development and all of the required environmental and archaeological studies, to the BLM to replace the existing wind turbines on the Mesa Wind Farm with newer, more efficient, and larger capacity turbines (known as a “repower”), in order to increase the total capacity of the wind farm to 50 MW.  As an alternative to a repower of the entire wind farm, we are also considering using a portion of the Grant for a new 20 MW wind power project.  If the BLM approves our plan to repower, which is expected to occur by the end of August 2008, the Company will determine whether to move forward to repower the entire project, or add a new 20 MW wind power project, or both repower and add a new 20 MW wind power project.  A leading meteorological consultant was engaged to prepare a wind resource assessment that determined the siting of the new wind turbines.

As part of the repower/expansion plans, we submitted a proposal to SCE in response to Southern California Edison’s 2007 Request for Proposals for the sale of renewable energy.  Our initial proposal was accepted by SCE and short-listed.  To continue negotiations, we provided SCE a US$90,000 letter of credit to secure our performance.

The Mesa Wind Farm was constructed in 1984, and by the date of acquisition in July 2006, only 365 out of 460 turbines were operational due to poor maintenance practices just prior to our acquisition of the wind farm.  In March 2007, we invested approximately US$500,000 in one-time remediation costs to bring the number of operating turbines up to a high of 426.  Prior to our remediation efforts, the Mesa Wind Farm produced 49,987 MW for the 12 months ended June 30, 2006, whereas output increased to 54,585 MW for the twelve months ended June 30, 2007, the first full year under our management.  In 2008, we expect to increase the number of operating turbines to 430 and possibly higher.  Since the remediation costs were expensed as incurred, future maintenance and operating costs are expected to be lower.  The electricity production at the Mesa Wind Farm over the last nine years has been approximately 60 million kilowatts per year.

California - Barstow Project

In December 2007, the Company secured a new 100 MW wind and solar energy site near Barstow.  We signed an agreement with the U.S. Bureau of Land Management (“BLM”) that allows us to conduct all required environmental surveys, to install meteorological towers, to complete detailed micro siting of the wind resource, and to complete installation of the meteorological towers.  Detailed micro siting is scheduled to begin this summer, which we anticipate being completed within approximately six months.  If we determine that the wind resource is sufficient to justify developing a wind farm project, we would conduct the required environmental surveys to install wind turbines and meteorological towers and associated electrical equipment, and apply for a commercial right-of-way grant from the BLM for approximately 3,300 acres.  We are first in the queue to obtain a commercial right-of-way.  This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission or zoning and permitting.

California – New Projects

As part of our California initiative, we entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms.  These potential projects are at an early stage of development and include Reef City at 40 MW, Howling Dog at 15 MW, and Red Lake at 20 MW.  We are carrying out preliminary due diligence to determine the feasibility of these sites for wind energy development, and if feasible, acquiring the land by purchase or lease.

Kingman, Arizona - Steel Park

The Steel Park Project is a 15 MW project on 1,108 acres in Kingman, Arizona.  On April 28, 2006, we entered into a joint venture agreement with Pacific Hydro to develop the Steel Park Project through Steel Park, LLC, a limited liability company owned 51% by Pacific Hydro and 49% by Western Wind.  In September 2006, Pacific Hydro notified the Company it did not wish to continue development of the project.  Joint project development was discontinued and was the subject of final settlement discussions, which resulted in a comprehensive settlement agreement we entered into with Pacific Hydro on September 28, 2007 (the “Settlement Agreement”).  Under the Settlement Agreement, the Company transferred its interest in Steel Park, LLC to Pacific Hydro, and the Company was credited US$3 million for its interest in Steel Park, LLC when the Company repaid the Mesa Acquisition Loan.  The Company is currently determining whether renewable energy sales from this site would make further investment in the project feasible.

Kingman, Arizona – Steel Park Expansion

We entered into a right-of-way agreement with the BLM for the use of 19,051 acres of land, adjacent to the Steel Park property, with a view to constructing a wind farm with up to 200 MW of generating capacity.  We intend to complete a preliminary environmental assessment, so that meteorological towers can be installed on the property, and other due diligence to finalize development plans.  The right-of-way is for a period of three years, for a fee of US $19,051 per year.  At the end of the term, we have the right to enter into a new right-of-way for an additional 30 years.

Ontario, Canada – Early Stage Solar Projects

In December 2007, the Company hired George Salama, P.E. to explore solar energy project pportunities. The Company began to explore developing solar energy projects in Ontario, Canada. Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient capacity. Such eligible projects are then paid a standard price of $420.00 per MWh, often known as a “feed-in” tariff. We have submitted applications for interconnection and transmission service for four proposed 10 MW solar energy projects.

Discontinued Projects

In the first half of 2007, Western Wind was in discussions with an international consulting firm regarding the development of a 1,000 MW project in the Republic of India.  Although the discussions proceeded to an advanced stage, the discussions ultimately failed to result in an agreement on developing the project.

Strategic Considerations

General

We acquire and develop sites or existing wind farms based on the following criteria:

•

Satisfactory wind and/or resources to justify a commercial renewable energy facility;

•

Access to transmission facilities with sufficient available capacity;

•

Permitting and zoning policies that allow wind farm development;

•

Satisfactory environmental and archeological studies;

•

Satisfactory terrain and geographic features that do not impede development;

•

Regional support for renewable energy from the local population;

•

Local political support for wind power development;

•

Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

•

Projected electricity prices; and

•

Growing demand for electricity.

Our internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm carry out our development activities.

Our primary efforts are focused on developing our properties in California and Arizona since these states have renewable energy portfolio standards and relatively high energy prices.  Our secondary focus is on other high energy price jurisdictions such Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Cost to build

The key costs required to develop sites include: engineering, the purchase and delivery of turbines, road construction, installation of interconnection and collection systems, construction of wind turbine foundations, and other construction costs.  As a small producer, purchasing wind turbines at favorable rates is difficult and, in certain instances, larger competitors may have committed to purchase available turbines.

Revenue Sources and Issues

Revenue from wind farms in the U.S. comes primarily from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. In the future, California and other states may create markets for “renewable energy credits” (“RECs”, also known as “green tags” or “renewable energy certificates”), allowing the green attributes to be valued and sold separately from the electricity generated.  Green credits have the potential to evolve into a significant source of revenue.  We continue to focus on markets that provide the highest potential returns, primarily California, but also Arizona and Ontario.

Our operating wind farms depend on sufficient wind to generate electricity.  Wind speeds and sunlight vary in different regions and seasons and at different times of the day.  In the western U.S. for example, wind speed is higher in the spring and summer months than in the fall and winter months, with a high wind month in the spring generating up to three times the electricity of a low wind month in the winter.  Sunlight is greatest in the summer, as the days are longer with less cloud cover.

Some of our power purchase agreements provide for pricing based on prices of oil or gas at specific delivery points in the U.S.  As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.  If oil and gas prices decrease substantially, our revenues may also decrease.

For the years ended January 31, 2006 and 2007, and the eleven months ended December 31, 2007, our revenues were solely derived from energy sales in the State of California, and were $0, $1,594,440 and $4,264,759, respectively.

Competition

In the markets where we conduct our business, we compete with many energy producers including electric utilities and large independent power producers.  There is also competition from fossil fuel sources such as natural gas and coal, and other renewable energy sources such as hydro and geothermal.  The competition depends on the resources available within the specific markets.  Although the cost to produce clean, reliable, renewable energy is becoming more competitive with traditional fossil fuel sources, it generally remains more expensive to produce, and the reliability of its supply is less consistent than traditional fossil fuel.  Deregulation and consumer preference are becoming important factors in increasing the development of alternative energy projects.  Management believes that governments and consumers recognize the importance of renewable energy resources in the energy mix, and are facilitating the implementation of wind and other renewable technologies through renewable portfolio standards and revenue and tax incentives.

The wind energy industry in California is highly competitive since wind plays an integral role in the electricity portfolio in California.  In addition, the placement of commercial wind farms is highly competitive as evidenced by the fact that, in California, approximately 95% of the commercial wind power in California is generated in only three geographical areas:  Altamont Pass, Tehachapi Pass and San Gorgonio Pass.  Wind developers compete for leased and owned land with favorable wind characteristics, limited supply of turbines and contractors, and for purchasers and available transmission capacity in the high wind areas.

Arizona and California are primarily served by large utilities, such as Southern California Edison Company, Pacific Gas & Electric Company, San Diego Gas & Electric Company, Arizona Public Service Company and Tucson Electric Power Company.  All of these companies have non-regulated subsidiaries or sister companies that develop generating facilities.  In addition, utilities from other states and countries have established large wind energy generating companies, such as Florida Power & Light Company, enXco, Inc. and PPM Energy, Inc. (now part of a large Spanish renewable company, Iberdrola Renovables, S.A.).

Financing Strategies

The Company plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities.  These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks.  The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the U.S., power project financings generally use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries.  The value of the tax losses resulting from accelerated depreciation and the value of tax credits, such as the Federal Production Tax Credits of approximately US$0.021 per kWh, can represent a significant portion of the value of a renewable energy project.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.  The highest return on a developer’s investment is expected to come from a combination of project debt and tax equity investors.

Technology

Turbine technology is considered a “mature” technology.  It has evolved significantly since the 1980's, eliminating much of the technological risks that may be associated with other less developed renewable power technologies.  Wind turbines are larger and capable of generating electricity in a variety of climatic conditions with varying wind speeds.

With the increase in demand for renewable energy, the demand for turbines and related electronic equipment has increased, causing prices and ordering lead times to increase.

Government Regulation

Electricity Regulation

In the U.S., many state governments have amended their utility regulations and “deregulated” the generation of electric energy.  Among other things, deregulation allows consumers to purchase electricity from a source of their choice, and requires utilities to purchase electricity from independent power producers and to offer transmission to independent power producers at reasonable prices.

In California, deregulation legislation, such as the Assembly Bill 1890 and the Renewable Energy Program, were implemented in the mid-1990's to encourage the development of renewable power generation projects through various incentives.  In addition, Assembly Bill 995 and Senate Bill 1038 were passed to further facilitate the development of renewable resources.

In Arizona, access to the electricity market has been established through Arizona's Retail Electric Competition Rules, which, in management's opinion, provide a favorable environment for renewable energy generators.  Electricity producers are subject to the Federal Public Utilities Regulatory Policies Act (“PURPA”) and state regulations.  In addition, power producers must also meet standards set by the Arizona Corporations Commission (the “ACC”).

The federal Energy Policy Act of 2005 provided further benefits to independent power producers by requiring transmission companies to provide access to third parties at a reasonable price and extending the Production Tax Credit (“PTC”) through December 31, 2007.  The PTC has now been extended for one year through December 31, 2008; however, the Company expects Congress to renew the PTC for a longer period prior to the end of 2008.

Environmental Regulation

Numerous federal and state environmental laws can affect the development of renewable energy, such as the California Environmental Quality Act.  These laws require that certain studies be conducted to ensure that there are no significant adverse impacts on wildlife, humans and the environment generally.  The significant impacts of wind energy projects are on visibility, noise, birds, wildlife habitat and soil erosion.  Changes in environmental laws can pose significant expenses on renewable energy development.

International treaties and protocols, such as the Kyoto Protocol, have significantly impacted the development and implementation of renewable energy technologies.  Certain countries and regions also have established emission trading programs.  Under emission trading programs, utilities and factories are permitted to produce a certain level of emissions.  If such an entity produces fewer emissions than it’s allotment, the entity may sell its excess allotment to parties exceeding their emissions allotment.  To date, these mechanisms are at an early stage of development within the U.S. and Canada.  Credit trading provides the potential for creating additional income for renewable energy producers, rationalizing of electricity prices for utilities and reducing the overall retail price for green power.

Management believes that increasing deregulation and governmental incentives in our industry should have a positive long-term effect on our business and the wind energy industry in general.

4.C.

Organizational Structure

Western Wind and its subsidiaries

Western Wind Energy Corp. is a parent company and not part of any group.  We conduct our business through our wholly owned subsidiaries, which are as follows:

i)

Verde Resources Corporation (“Verde Resources”) was incorporated in Arizona on August 8, 2001;

ii)

Aero Energy, LLC (“Aero Energy”) was organized in California on February 26, 2002;

iii)

Eastern Wind Power Inc. (“Eastern Wind”) was incorporated in the Province of New Brunswick, Canada on July 10, 2002 and is now an inactive entity;

iv)

Mesa Wind Power Corporation (“Mesa Wind”) was incorporated in Delaware and merged with PAMC Management Corporation (“PAMC”), a Colorado corporation, with PAMC as the surviving entity, effective July 25, 2006.  PAMC subsequently changed its name to Mesa Wind Power Corporation;

v)

Western Solargenics, Inc. (“Solargenics”) was incorporated in the Province of British Columbia, Canada on August 10, 2007.

Our wind energy projects are developed through Verde Resources and its subsidiaries.  Our solar energy projects will be developed through Solargenics.  Our land purchases are made primarily through Aero Energy.

In 2007, we dissolved Verde Resources Construction Corporation due to inactivity.

Western Wind’s Personnel Teams

To ensure performance as we grow, we staff our teams with people who have multiple skills and industry knowledge and expertise.  We expand and create our management and development teams as the need arises.  Currently, our teams focus on the following areas:

•

Management

•

Development

•

Regulatory Affairs

•

Investor Relations

•

Operations and Maintenance

Our Management Team consists of Jeffrey J. Ciachurski, CEO; Chris Thompson, Chief Financial Officer; and T. Alana Steele, General Counsel.

Our Development Team consists of J. Michael Boyd, Steve R. Mendoza, George W. Salama, Cash Long, and Rodney L. Dees, Senior Vice President, Project Development and Construction.  Mr. Dees joined us in May 2007 and is a wind energy construction executive who has directly managed the construction of over 1,000 MW of wind energy projects throughout the world, including projects for Zond Wind Systems, Cannon Wind Power, Enron Wind Systems, and GE Energy.

Our Regulatory Affairs Team consists of Jeffrey J. Ciachurski, T. Alana Steele, and outside counsel as required.  Alana Steele brings over 15 years of experience in the energy industry.

Our Investor Relations Team is outsourced to Ascenta Capital Partners Inc.  On March 28, 2007, we entered into an investor relations services agreement with Ascenta Capital Partners Inc. (“Ascenta”) for a one-year term.  In consideration of Ascenta providing investor relations services, we agreed to pay Ascenta a fee of $5,500 per month and to reimburse their out of pocket expenditures.  In addition, we agreed to grant 250,000 options to Ascenta, exercisable at a price of $1.10 per share in accordance with the Company’s stock option plan.  The options expire five years from the date of grant.  The options vested 25% on the date of grant and at a rate of 25% every three months thereafter until fully vested.  On April 3, 2008, the investor relations services agreement automatically renewed and we granted 337,400 stock options to Ascenta, exercisable at a price of $2.29 per share in accordance with the Company’s stock option plan.  The options expire five years from the date of grant and the options vested 25% on the date of grant and 25% every three months thereafter.

Our Operations and Maintenance Team is outsourced to Airstreams Maintenance Corporation (“Airstreams”), an independent company with extensive experience in operating and maintaining wind farms and overhauling wind turbines.  Airstreams’ subsidiary, Airstreams LLC, currently operates and maintains the Company’s two operating wind farms.

4.D.

Property and Equipment

As at December 31, 2007, our property and equipment assets were as follows:

		Accumulated	Net
	Cost	Depreciation	Book Value
	$	$	$
Mesa Wind Farm
Generating Facility	$15,372,620	$2,948,076	$12,424,544
Vehicles	152,605	38,472	114,133
	15,525,225	2,986,548	12,538,677
Windridge Wind Farm
Land	568,509	-	568,509
Generating Facility	477,727	64,553	413,174
	1,046,236	64,553	981,683
Land
California (Windstar Project)	2,827,656	-	2,827,656
Arizona	2,229,139	-	2,229,139

		Accumulated	Net
	Cost	Depreciation	Book Value
	$	$	$
	5,056,795	-	5,056,795
Meteorological towers	169,317	110,292	59,025
Furniture and equipment	36,195	21,815	14,380
Total	21,833,768	3,183,208	18,650,560

Tehachapi Pass, California

From 2002 to 2007, we purchased 1,389 acres of land in Tehachapi Pass for $2,827,656 for the Windstar Project.  We erected meteorological towers costing $146,248 on some of these properties to assess the wind characteristics.  The mortgages to finance certain property acquisitions require monthly payments of approximately $6,000, including interest at rates from 6.5% to 8.0%, with maturities of 1.5 years to 7.5 years.

We acquired shares of Mesa Wind on July 25, 2006, and the cost base for tax purposes is less than the fair value of the purchased assets, we recorded a future income tax liability of $5,945,238 (US$5,180,927).  At the acquisition date, we assumed an asset retirement obligation of $953,704 (US$810,284).  As at December 31, 2007, we capitalized $85,657 in construction-in-progress costs related to Mesa Wind’s activities.

The allocation of Mesa Wind’s purchase price at the date of acquisition is as follows:

$
Generating facilities	17,729,145
Land right of way	420,980
Goodwill	4,249,198
Power purchase agreement	34,242

22,433,565
Less
Future income tax liability	(5,945,238)
Asset retirement obligation	(953,704)
15,534,623
Cash	1,036
15,535,659

We acquired the Windridge Wind Farm on February 17, 2006 for the purchase price of  $952,133 (US$825,000) plus a further $98,097 (US$84,999) in environmental, surveying and legal fees incurred in connection with the purchase.  We granted a mortgage to the vendor of the Windridge Wind Farm to secure repayment of a promissory note in the amount of US$275,000 (“Windridge Acquisition Loan”).  The promissory note is convertible at the option of the vendor in June 2008.

The allocation of Windridge’s purchase price is as follows:

$
Land	568,509
Generating facilities	447,098
Power purchase agreement	34,623
1,050,230

Palm Springs, California

We lease approximately 440 acres of land near Palm Springs from the U.S. Bureau of Land Management.  The lease expires on January 23, 2013, and the annual lease payments are approximately US$80,000 per year.

New Brunswick

We leased a total of 4,500 acres of land on Grand Manan Island to develop a wind farm that was not completed due to the termination of our power purchase agreement with New Brunswick Power.  The leases were also terminated.  As at January 31, 2007, we wrote off our investment in Grand Manan in the amount of $1,149,339.  On July 5, 2007, we entered into a letter of intent with UPC Canada Wind, Inc. to sell the meteorological towers, environmental, engineering and wind data, land and permits for $ 250,040.  $150,000 was paid during the eleven months ended December 31, 2007 and $100,000 was paid in January 2008 upon closing.  In addition, UPC Canada Wind, Inc. assumed certain liabilities.

Arizona

We purchased 440 acres of land in the Quail Springs area for $172,073, and 360 acres of land near Springerville for $143,305.  We erected meteorological towers on these properties and continue to assess the wind characteristics.  We are also investigating other potential uses for these properties.

We purchased 1,108 acres of land near Kingman for $1,883,524 on December 5, 2006 for the development of the Steel Park Project and for commercial uses.  A significant shareholder who loaned us US$412,500 has a mortgage on the property.

After Pacific Hydro’s withdrawal from the Steel Park Project, we were unable to meet our commitment to Arizona Public Service to complete the project by March 31, 2007.  We consequently wrote off our $5,013,722 investment in the Steel Park Project during the year ended January 31, 2007.  During the eleven months ended January 31, 2007, $10,443 was recovered.  We continue to own the land and certain electrical equipment related to the Steel Park Project.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the eleven months ended December 31, 2007, and the years ended January 31, 2007 and 2006 contain forward-looking statements and should be read in conjunction with our consolidated financial statements and related notes included in this annual report, as well as the risk factors described herein under the heading "Risk Factors" and elsewhere in this report.  Our financial statements included in the annual report were prepared in accordance with Canadian GAAP.  For a reconciliation of our financial statements included in this annual report to U.S. GAAP, see Note 24 to the financial statements.  Historical results may not be indicative of future performance.

Overview

Our principal business is the development and operation of renewable energy generation plants and the sale of energy.  We own an operating wind farm in Tehachapi Pass, California and a second operating wind farm near Palm Springs, California.  We are developing, or have interests in, other wind energy projects in California and Arizona.  We have purchased or leased land and carried out meteorological, environmental, geotechnical, permitting and zoning work to further the use of these properties for wind and solar farms.

5.A.

Operating Results

Selected Annual Information

For the Eleven Months Ended December 31, 2007 and the Years Ended January 31, 2007 and 2006

	Eleven months ended	Year ended	Year ended
	December 31, 2007	January 31, 2007	January 31, 2006
	($000’s)	($000’s)	($000’s)
Total revenues	4,265	1,594	-
Loss from continuing operations	(2,819)	(5,560)	(4,719)
Net loss	(2,585)	(11,723)	(5,114)
Loss from continuing operations per share	(0.11)	(0.23)	(0.27)
Loss per share, basic and diluted	(0.10)	(0.49)	(0.30)
Total assets	25,993	30,575	12,347
Long-term liabilities	6,294	8,436	144
Dividends declared and paid	-	-	-

Results from Continuing Operations

Revenues

On February 17, 2006, the Company acquired the Windridge Wind Farm, and on July 25, 2006, the Company acquired the Mesa Wind Farm.

For the eleven months ended December 31, 2007, the Mesa Wind Farm generated 54,614 MWh and revenues of US$3,894,355 (average price of US$71 per MWh), compared to 18,744 MWh of electricity and revenues of US$1,318,045 (average price of US$70 per MWh) for the period from the date of acquisition to January 31, 2007.

For the eleven months ended December 31, 2007, the Windridge Wind Farm generated 1,611 MWh of electricity, up 11% from 1,448 MWh for the year ended January 31, 2007 despite a slightly shorter period of operations of 11 months compared to 11.4 months during the previous period.  Revenues of US$110,930 (average price of $69 per MWh) for the eleven months ended December 31, 2007 were up 33% from US$83,537 (average price of $58 per MWh) for the year ended January 31, 2007.

The combined Canadian dollar revenues for the eleven months ended December 31, 2007 were $4,264,759, an increase of 167% from $1,594,440 for the year ended January 31, 2007.  The significant increase in electricity volume and revenue was partly due to higher monthly production levels and electricity prices for both Wind Farms but primarily due to the acquisition of the Mesa Wind Farm in July 2006.

We acquired our first revenue-producing asset, the Windridge Wind Park, in February 2006; consequently, there were no revenues for the year ended January 31, 2006.

Amortization

Amortization was $2,163,295 for the eleven months ended December 31, 2007 compared to $1,418,075 for the year ended January 31, 2007.  Most of this amortization expense is related to the Mesa Wind Farm acquired in July 2006, resulting in a monthly amortization rate of approximately $200,000.

We acquired our first revenue-producing asset, Windridge Wind Park, in February 2006 , so amortization for the year ended January 31, 2006 was only $31,398.

Interest and accretion on long-term debt

Interest and accretion on long-term debt increased to $1,999,559 for the eleven months ended December 31, 2007 from $946,304 for the year ended January 31, 2007.  The increase results from the interest accrued of $1,658,969 for the Mesa Acquisition Loan payable to Pacific Hydro for the eleven months ended December 31, 2007 compared to $767,612 in the previous period.  The interest accrued and paid for the Kingman property was $90,763 for the eleven months ended December 31, 2007 compared to $10,259 in the previous period.  Accretion of the fair value of the conversion option, provided for the Windridge Acquisition Loan, was $95,560 compared to $99,008 in the previous period.  See “Item 4.D.  Property and Equipment”.

The Mesa and Windridge acquisition loans were not in place before January 31, 2006 so interest for the year ended January 31, 2006 stood at $104,220.

Professional fees

For the eleven months ended December 31, 2007, professional fees increased to $1,638,318 from $1,013,673 for the year ended January 31, 2007.  The increase results from higher audit fees, legal fees to defend against lawsuits, legal and accounting costs related to the completion of 2006 and 2007 regulatory filings, the restatement of the financial statements for the year ended January 31, 2006, fees for transfer pricing and tax planning and higher January 31, 2007 audit costs than the amounts that were earlier estimated.

Professional fees increased from $373,312 for the year ended January 31, 2006 to $1,013,673 for the year ended January 31, 2007.  The increase resulted from higher audit fees, the cost of using an accounting firm to provide accounting services, legal fees to defend against lawsuits and costs related to the completion of the 2006 Form 20-F.

Plant operating costs

Plant operating costs include operations and maintenance costs, property taxes, right-of-way fees, insurance and electricity costs.

For the eleven months ended December 31, 2007, the operations and maintenance expenses totalled $1,528,886 (US$1,435,866) and were 36% of revenues compared to $1,064,495 (US$1,030,427) and 67% of revenues in the comparative period.  The costs incurred in the previous operating period were lower due to the acquisition of the Mesa Wind Farm part way through the year in July 2006 but the costs as a percentage of revenues were considerably higher due to the remediation and repair expenditures conducted in 2006 at the Mesa Wind Farm to bring the number of operating turbines from a low of 365 at the time of the acquisition up to a high of 426 by March 2007.

Our first revenue producing assets were acquired in February and July 2006; consequently, there were no plant operating expenses for the year ended January 31, 2006.

Consulting and directors’ fees

Consulting and directors’ fees increased from $798,775 for the year ended January 31, 2007 to $990,679 for the eleven months ended December 31, 2007.  The major reasons for the increase include entering into new contracting arrangements with individuals that bring construction, electrical, legal and financial expertise to the Company as it embarks on the construction and development of its wind and solar projects; an increase in the monthly fee for the existing contractors and directors and the hiring of a computer consultant to complete a computer forensic analysis for one of the lawsuits.

Consulting and directors’ fees increased from $448,549 for the year ended January 31, 2006 to $798,775 for the year ended January 31, 2007.  The major reasons for the increase include an increase in monthly compensation to a U.S. based officer and director of the Company; an increase in compensation to the chief financial officer commencing in September 2006, and the contracting of a legal consultant to assist with the negotiation and documentation of legal agreements, negotiation of settlements with Pacific Hydro and providing advice on other lawsuits.

Stock based compensation

Stock based compensation increased to $989,482 for the eleven months ended December 31, 2007 from $490,168 for the year ended January 31, 2007. The 102% increase was due to a 100% increase to 1,750,000 in the number of stock options granted for the eleven months ended December 31, 2007 compared to 875,000 in the previous period. The majority of the additional stock options were granted to consultants new to the Company during the period.

Stock based compensation decreased from $536,787 for the year ended January 31, 2006 to $490,168 for the year ended January 31, 2007 due to lower average share prices for that year.

Project costs

Project costs increased $218,665 to $434,271 for the eleven months ended December 31, 2007 from $215,606 for the year ended January 31, 2007 due to an expenditure of $219,000 to study the potential for commercial scale electricity generated from wind projects for the Republic of India market.

Project costs were only $70,099 for the year ended January 31, 2006 as more time and energy was devoted to the acquisition of Mesa and Windridge and the development of high probability projects like Windstar rather than developing early stage wind projects.

Bonuses

At the 2005 Annual General Meeting, the Company’s shareholders approved the payment of bonuses to Jeffrey J. Ciachurski, CEO and a director of the Company, of $700,000 and to Michael Boyd, an officer and director of the Company, of $300,000. The bonus to Michael Boyd was paid by the issuance of 182,930 shares in 2006 at a deemed price of $1.64 per share. The bonus to Jeffrey J. Ciachurski was paid by the issue of 426,829 shares to Jeffrey J. Ciachurski in November 2007 at a deemed price of $1.64.  The shares were subject to an escrow agreement in effect from May 30, 2005 (the date of grant) to October 26, 2007. As such $582,000 of the amount was expensed in the year ended January 31, 2006, $334,080 of the bonuses were expensed in the year ended January 31, 2007 and the remaining $83,920 was expensed during the eleven months ended December 31, 2007.

Asset retirement obligation

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the U.S. Bureau of Land Management, the Mesa Wind Farm landowner.  The grant right-of-way requires the turbines and foundations be removed at the termination of the lease in 2013.  At the date of acquisition, the Company provided for an asset retirement liability of $924,858 and accreted the liability by $76,296 to further increase the asset retirement liability as at January 31, 2007.  For the eleven months ended December 31, there was a further accretion of $63,232 but the cost base of the asset retirement obligation was reduced to $926,361 as at December 31, 2007 due to a stronger Canadian dollar.

The Mesa Wind Farm acquisition was in July 2006 so there were no accretion costs for the year ended January 31, 2006.

Foreign exchange gain (loss)

The Company generated a foreign exchange gain of $2,964,140 for the eleven months ended December 31, 2007 due to a change in the U.S. exchange rate from 1.177 at January 31, 2007 to 0.9913 at December 31, 2007 which reduced the carrying value of approximately US$15 million in long-term debt and US$2.5 million in accounts payables, accrued interest and other accrued liabilities related to the acquisition of the Mesa and Windridge wind farms and real estate in Tehachapi Pass and Arizona.

The major U.S. assets of Mesa Wind are considered foreign self-sustaining operations and the loss in value is deferred until the assets are disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At December 31, 2007, the accumulated loss amounted to $1,905,932 and increased by $2,379,030 during the eleven months ended December 31, 2007.

The foreign exchange loss increased from $38,339 for the year ended January 31, 2006 to $536,996 for the year ended January 31, 2007 due to the decrease in the value of the Canadian dollar and the increase in U.S. dollar debt financing for the Mesa acquisition and the purchase of U.S. real estate.

Summary of Quarterly Results

		Income (loss) Before	Net Income (Loss)	Net Income (Loss)
	Total	Discontinued	For The	Per Share Basic
	Revenues	Operations	Quarter	and Diluted
	$	$	$	$

December 31, 2007 (1)	282,053	(2,589,496)	(2,349,658)	(0.09)
October 31, 2007	817,266	(151,762)	(130,780)	(0.01)
July 31, 2007 (2)	1,492,822	62,895	137,756	0.01
April 30, 2007	1,672,618	(140,869)	(241,895)	(0.01)
January 31, 2007 (3)(5)	694,668	(1,683,212)	(6,910,189)	(0.29)
October31 2006 (3)(5)	861,471	(2,806,422)	(3,742,506)	(0.16)
July 31, 2006 (3)(5)	20,595	(382,472)	(382,472)	(0.02)
April 30, 2006 (3)(5)	17,706	(687,441)	(687,441)	(0.03)
January 31, 2006 (3)(5)	Nil	(2,347,802)	(2,347,802)	(0.14)
October, 31 2005 (3)(4)(5)	Nil	(1,249,085)	(1,249,085)	(0.07)
July 31, 2005 (3)(4)(5)	Nil	(1,024,667)	(1,024,667)	(0.06)
April 30, 2005 (3)(5)	Nil	(492,667)	(712,861)	(0.03)

(1)

Represents a two-month quarter due to the change of year-end from January 31 to December 31. The Company changed its year end be aligned with its U.S. operating subsidiaries.

(2)

These amounts have been restated because, subsequent to October 31, 2007, we identified errors in the elimination of intercompany fees that impacted revenues, plant operating costs and the foreign exchange gain.

(3)

These amounts have been restated because, subsequent to October 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2006 and for the nine months ended October 31, 2006. The amounts omitted, within the calculation of stock based compensation, the effects of the issue of 250,000 stock options on September 4, 2004 with an exercise price of $1.40 per share and the effects of the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

(4)

July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter were originally expensed in full during the third quarter.  In the fourth quarter, we adjusted the bonuses to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

(5)

October 31, 2006 amounts have been restated for discontinued operations.

Income (Loss) From Discontinued Operations

During the eleven months ended December 31, 2007, we recovered $234,655 from the discontinuance of the Grand Manan and the Steel Park projects, which led to losses of $6,163,061 for the year ended January 31, 2007.

During the eleven months ended December 31, 2007, we recovered a net of $224,402 from the discontinuance of the Grand Manan project in New Brunswick that was terminated as a result of the cancellation of the power purchase agreement with New Brunswick Power, which in turn led to write offs of construction-in-progress costs and property and equipment for a total of $1,149,339 for the year ended January 31, 2007.

During the eleven months ended December 31, 2007, we recovered $10,443 relating to an over accrual of liabilities set-up for the discontinuance of the Steel Park joint venture project with Pacific Hydro.  Pacific Hydro advised us in September 2006 that it did not wish to proceed with the project and on April 10, 2007, Arizona Public Service terminated the power purchase agreement.  During the year ended December 31, 2007, we wrote off $5,013,722 in construction-in-progress costs and operating costs related to the project.

Construction-in-Progress

We are involved in the development of the Windstar 120 MW Project and the redevelopment of the Mesa Wind Farm 50 MW Project.  The construction-in-progress costs are summarized as follows:

		Mesa Wind
	Windstar	Farm
	120MW	50MW	Total
	$	$	$

Balance as at January 31, 2006	98,529	-	98,529
Additions	124,103	40,065	164,168
Balance as at January 31, 2007	222,632	40,065	262,697
Additions	204,965	52,368	257,333
Foreign exchange difference	-	(6,776)	(6,776)
Balance as at December 31, 2007	427,597	85,657	513,254

Policies or Factors That Could Materially Impact Operations and Income

Revenue Strategies

To date, our primary strategy for increasing revenues has been the acquisition of land for the development of wind farms, acquiring older wind farms that we believe can be upgraded and redeveloped on a profitable basis, the negotiation of power purchase agreements and turbine purchase agreements, and the development of wind farms on acquired property.

Revenue generated from wind farms in the U.S. is from the sale of electricity and the green attributes associated with renewable energy.  Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy.  Green credits are a developing market that is expected by industry experts to evolve into a significant source of revenue.  Developments in the green credit market are not expected to result in increased revenue under our existing power purchase agreements, which generally bundle all green attributes with the sale of electricity.

Revenues generated depend on the prices set forth in the power purchase agreements for each generating facility.  The price paid for electricity generated and delivered to the utility is generally calculated by a formula, which sometimes uses the price of gas or oil at a specific delivery point as reported in industry publications.  Consequently, the revenues generated can be dependent on the price of alternative sources of energy generation.  In addition, revenues are dependent on the wind or solar resource and fluctuations in wind speed and hours of available sunlight can cause the revenues generated to fluctuate.  Finally, the size of the project impacts the revenues generated since prices are usually based on the amount of energy generated and delivered.

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

Critical Accounting Estimates

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment.  The critical accounting estimates are as follows:

1.

We amortized the cost of our generating facilities, equipment and power purchase agreements over their estimated useful lives.

2.

We recorded stock-based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of the stock options granted to directors and consultants.

3.

We allocated the value of a conversion option embedded in a debt instrument using the Black-Scholes Option Pricing Model that requires an assumption on the expected life of the conversion option.  The difference between the loan amount and the value of the conversion option is being accreted over the term of the loan.

4.

We recorded an asset retirement obligation, based on estimates of the cost to remediate the Mesa Wind Farm at a future date.

5.

We performed impairment testing on the amount recorded as goodwill.  In performing the impairment test, we estimated our cash flow, rates of return, interest rates and project costs and have made assumptions regarding the completion of our projects.

6.

We allocated the purchase price of property and equipment, goodwill and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

Initial Adoption and Changes in Accounting Policies

Effective February 1, 2007, we adopted CICA Handbook Section 1530, Comprehensive Income (loss), CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 3251, Equity.  These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, transaction costs incurred on financial instruments, as well as standards on when and how hedge accounting may be applied.  CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income (loss).  We adopted these standards retrospectively.

In accordance with this new standard, we now classify all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss).  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.  Transaction costs are expensed as incurred.

We designated our cash as held-for-trading, which are measured at fair value.  Amounts receivable are classified as loans and receivables, which are measured at amortized cost.  Deposits are classified as held-to-maturity, and are measured at amortized cost.  Accounts payable are classified as other liabilities, which are measured at amortized cost.

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  We adopted these new standards.

Construction in Progress

As at December 31, 2007, we were involved in the early construction stage of the Mesa Wind Farm 50 MW Project and the Windstar 120 MW Project.  The amounts incurred for fiscal 2007 and 2006 were as follows:

Mesa Wind Farm 50 MW Project

During the eleven months ended December 31, 2007 and the year ended January 31, 2007, the major components of the construction costs for the Mesa Wind Farm 50 MW Project were as follows:

Cost	Eleven months	Year
	Ended	Ended
	Dec 31, 2007	Jan 31, 2007
	$	$
Permitting	25,000	3,767
Title Insurance	-	32,838
Environmental	20,293	-
Meteorological consulting	7,075	3,460
	52,368	40,065

Windstar 120 MW Project

During the eleven months ended December 31, 2007 and the year ended January 31, 2007, the major components of construction in progress for the Windstar 120 MW Project were as follows:

Cost	Eleven months	Year
	Ended	Ended
	Dec 31, 2007	Jan 31, 2007
	$	$
Engineering	24,419	125,414
Meteorological consulting	42,139	20,583
Environmental consulting	10,255	7,568
Legal	46,089	-
Transmission	53,239	-
Financing	-	22,238
Other	28,824	(51,700
	204,965	124,103

5.B.

Liquidity and Capital Resources

Our cash and cash equivalents totalled $449,493 at December 31, 2007, reflecting an increase of $406,987 in our net cash position from January 31, 2007.

	Eleven
	months ended	Year ended
	December 31	January 31
	2007	2007
	$	$
Cash (used in) provided by operating activities	(2,399,928)	(4,545,406)
Cash used in investing activities	(631,379)	(19,644,912)
Cash provided by (used in) financing activities	3,438,294	18,310,029
Net (decrease) increase in cash	406,987	(5,880,289)

Historically, our principal source of liquidity has been through the issue of new common shares.  While not large, we received proceeds on the exercise of stock options and warrants of $86,000 and $816,258, respectively, for the eleven months ended December 31, 2007.  During the same period, we also closed several restricted non-brokered private placements that contributed $3,425,653 to our cash.

Operating Activities

During the eleven months ended December 31, 2007, we used $2,399,928 more cash than we generated from operations, primarily from a $3,199,299 net cash loss for the period from continuing operations.  A decrease of $650,626 in accounts payable and accrued liabilities were partially offset by an increase in accrued interest liabilities of $1,694,979 primarily related to the Mesa Acquisition Loan.

During the year ended January 31, 2007, we used $4,545,406 more cash than we generated from operations.  This was primarily attributable to a $3,350,903 net cash loss for the period from continuing operations, increases in our accounts receivable, and income taxes refundable related to the Mesa Wind Farm.

Investing Activities

Net cash of $631,379 used during the eleven months ended December 31, 2007 was the result of property and equipment purchases of $329,932, primarily related to the purchase of new land in Tehachapi Pass for the Windstar Project.  In addition, we invested a further $261,741 in construction in progress for the Windstar Project and the Mesa Wind Farm expansion.  Increases of $122,746 in property and equipment deposits and $167,000 in restricted cash were largely offset by proceeds of $250,040 from the sale of wind data for a discontinued operation in New Brunswick.

Net cash of $19,644,912 used during the year ended January 31, 2007 was primarily the result of the $15,534,623 Mesa Wind Farm purchase, an increase of $1,194,530 in restricted cash relating to providing security for the Windstar Power Purchase Agreement, and a $ 3,526,377 increase in other property and equipment.

Financing Activities

Net cash provided by our financing activities of $3,438,294 during the eleven months ended December 31, 2007 was the result of net cash of $4,437,411 received from the issuance of new shares partially offset by a $999,117 net decrease in loans payable.

Net cash provided in financing activities of $18,310,029 during the year ended January 31, 2007 was primarily attributable to proceeds from the Mesa Acquisition Loan from Pacific Hydro.

Future Liquidity Requirements

We require sufficient capital to develop, construct and operate renewable energy projects in which we consider worthy of investing resources, and to fund our overhead costs.  We also may need additional cash resource in the future if business conditions change or to pursue investment, acquisition, or other similar opportunities.  We anticipate that our renewable energy operations are unlikely to generate sufficient cash flow to meet all of our cash needs in the foreseeable future.  Accordingly, we anticipate that cash needs may largely be satisfied through one or more of the following methods:  issuing shares, issuing debt instruments, obtaining loans or tax equity financing at the project level, or partnering on renewable projects.  Any issuance of shares or convertible securities could cause dilution for our shareholders.  Partnering at the project level could dilute the net present value of the project.  Any indebtedness incurred could increase our debt service obligations and may subject us to restrictive operating and financial covenants.  When we seek additional cash resources, financing may only be available in amounts or on terms unacceptable to our management, or may not be available, in which case our operations and prospects may be affected.

5.C.

Research and Development, Patents and Licenses

Not applicable.

5.D.

Trend Information

There has been a strong increase in the prices of oil and gas.  The prices of oil and gas directly impact our revenues because our power purchase agreements are priced on an avoided cost basis.  Under an avoided cost basis power purchase agreement, the prices we are paid for the electricity we generate are tied to what our customer pays for other sources of electricity they purchase.  Oil and gas is a primary input for our customer.  Therefore, as oil and gas prices rise, our customer’s costs increase, which increases the price the customer pays to us.

Management is not aware of any other trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

5.E.

Off-Balance Sheet Arrangements

Not applicable.

5.F.

Tabular Disclosure of Contractual Obligations

The following table sets out our principal outstanding contractual obligations as of December 31, 2007:

		Payments Due by Period
	Total	Less than 1	1-3	3-5	More than
		Year	Years	Years	5 Years
	$	$	$	$	$
Contractual Obligations
Long-Term Debt Obligations	14,371,682	13,679,465	595,250	60,577	36,390
Capital (Finance) Lease
Obligations	Nil	Nil	Nil	Nil	Nil
Land Right-of-Way Payments(1)	518,503	97,532	185,537	156,956	78,478
Purchase Obligations(2) (3)	570,395	265,715	147,372	150,480	6,828
Other Long-Term Liabilities
reflected on our Balance Sheet
under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	15,460,580	14,042,712	928,159	368,013	121,696

(1)

We entered into lease agreements for some of our properties located in Arizona and New Brunswick.  There are no current binding financial obligations under these agreements.  Binding financial obligations would materialize upon the occurrence of certain events, such as the commencement of production of wind energy and the subsequent sale of electricity.

(2)

We entered into an agreement with Airstreams Maintenance Corporation to operate and maintain our Mesa Wind Farm

(3)

We entered into a lease agreement to rent office space in Vancouver, BC.

5.G.

Safe Harbor

This “Item 5. Operation and Financial Review and Prospects” contains information that may constitute forward-looking statements.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.

Directors and Senior Management

Directors

Western Wind is managed by a Board of Directors in accordance with our Articles.  The Board is comprised of six directors who are elected at our regular annual meeting.  Executive Officers are appointed by the Board of Directors and hold office at the Board’s discretion.

Name	Present Position	Director	Business Experience and Activities
Since/ Term
Expires
Claus Andrup	Director of Western	1998/2009	President of Andrup & Associates, a public relations firm, since 1980; President of Cape Marine Corp., a personal holding and investment company, since 1992.
Wind

J. Michael Boyd	Director and Chairman	2005/2009	Marketing and regulatory affairs consultant for technology companies; County Supervisor with Pima County, Arizona from 1992 to 2000; former President of Western Solargenics, Inc. and of Verde Resources.
of Western Wind

Robert C. Bryce	Director of Western	2000/2009	President and director of Xemac Resources Ltd., a public company trading on the TSX Venture Exchange, since 1996.
Wind

Jeffrey J. Ciachurski	Director and President	1998/2009	From 1998 to July 2006, President of Western Wind, Chief Executive Officer and Director of Western Wind since 1998; and Director of subsidiary corporations, Verde Resources and Mesa Wind Power Corporation.
of Western Wind,
Verde Resources, and
Mesa Wind Power
Corporation; and
Manager of Aero

Cash A. Long	Energy	2005/2009	Since 1986, principal and Chief Executive Officer of Mogul Energy Corporation. Since 1982 involved with AWES and WPM in the areas of wind facility operations, salvage and project redevelopment.
Director of Western
Wind and Manager of
Aero Energy

V. John Wardlow	Director and Secretary	2006/2009	Director of Western Wind since September 2006.
of Western Wind

Other than as disclosed herein, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.  There are, to our knowledge, no familial relationships between any of the persons referred to above.

Senior Management

Western Wind’s senior management consists of its Management Team and other persons upon whose work the Company is dependent, which are as follow:

Name	Present Position	Business Experience and Activities
J. Michael Boyd	Director of Western	Marketing and regulatory affairs consultant for technology companies; County Supervisor with Pima County, Arizona from 1992 to 2000; former President of Western
Solargenics, Inc. and of Verde Resources.
Wind

Jeffrey J. Ciachurski	Chief Executive Officer	From 1998 to July 2006 President of Western Wind, Chief Executive Officer and Director of Western Wind since 1998; and Director of subsidiary corporations, Verde Resources and Mesa Wind Power Corporation.
of Western Wind,
Verde Resources and
Mesa Wind Power;
Manager of Aero
Energy
Cash Long	Director of Western	Since 1986, principal and Chief Executive Officer of Mogul Energy Corporation. Since 1982 involved with AWES and WPM in the areas of wind facility operations, salvage and project redevelopment.
Wind and Manager of
Aero Energy

Steve Mendoza, P.E.	Executive Vice	Former Chief Engineer and Deputy Director of the Arizona Power Authority; Registered Professional Engineer in California, Arizona, and New Mexico; 1979-2000, employed by the Salt River Project in Arizona.
President and Chief
Engineer of Western
Wind
T. Alana Steele	General Counsel of	General Counsel since November 2007 and attorney since 1998; has 15 years experience in the energy industry both from the utility side and as an energy regulatory attorney.
Western Wind and its
subsidiaries
Chris Thompson, C.A.(1)	Chief Financial Officer	Chief Financial Officer of Western Wind since November 2007 and a Chartered Accountant since 1984.
of Western Wind and
its subsidiaries

(1)

James Henning served as our Chief Financial Officer from September 6, 2005 to November 28, 2007.

6.B.

Compensation

Executive Summary

The following table lists all annual and long-term compensation for services in all capacities to our Company for the eleven months ended December 31, 2007 in respect of directors and members of our administrative, supervisory and management bodies.

SUMMARY COMPENSATION TABLE

Provided below is information for the 2007 financial year, which covers eleven months due to the change in our fiscal year end from January 31 to December 31, for our directors and members of our administrative, supervisory and management bodies.

	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
Name and Principal Position	Consulting and Directors’ Fees ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)
Claus Andrup, Director	24,000	Nil	Nil	100,000(3)	Nil
J. Michael Boyd, Director	91,571(1)	Nil	Nil	250,000(3)	Nil
Robert C. Bryce, Chairman and Director	21,000	Nil	Nil	100,000(3)	Nil
Jeffrey J. Ciachurski, CEO and Director	247,500(2)	700,000(2)	Nil	100,000(3)	12,000(4)
James A. Henning, Former CFO (5)	205,000	Nil	Nil	100,000(3)	Nil
Cash Long, Director	91,571(6)	Nil	Nil	100,000(3)	Nil
Steve Mendoza, P.E., Executive Vice President	26,310(7)	Nil	Nil	400,000(7)	Nil
T. Alana Steele, General Counsel(8)	52,174(9)	Nil	Nil	100,000(10)	Nil
Chris R. Thompson, C.A., CFO(11)	19,606(11)	Nil	Nil	275,000(12)	Nil
V. John Wardlow, Director	11,000	Nil	Nil	100,000(3)	Nil

(1)

Consists of US$86,000 in consulting fees converted to CDN$.  Mr. Boyd is paid US$ 8,000 per month is reimbursed for his expenses.

(2)

Mr. Ciachurski received consulting fees of approximately $12,000 per month for the fiscal years ended 2005 and 2006.  Effective February 1, 2007, Western Wind revised its compensation package to a monthly fee of $22,500 per month, excluding bonuses, for the fiscal year ended December 31, 2007.  At the 2005 annual and special meeting, disinterested shareholders approved the bonus, payable to Mr. Ciachurski by the issuance of 426,830 shares at a deemed price of $1.64 per share.  All of the shares were issued to Mr. Ciachurski on or before November 29, 2007 and were subject to a four-month holding period.

(3)

Exercisable at a price of $1.54 per share until November 8, 2012.

(4)

Reimbursed expense.

(5)

Mr. Henning served as our Chief Financial Officer from September 6, 2005 to November 28, 2007.  During the year ended December 31, 2007, we paid CorpFinance Advisory Services Inc., a company controlled by James Henning, a consulting fee of $15,000 per month plus reimbursement for expenses including rent.  Mr. Henning continued in an advisory capacity until January 31, 2008.

(6)

Consists of US$86,000 in consulting fees converted to CDN$.  Mr. Long receives approximately US$9,000 per month for consulting services.

(7)

Mr. Mendoza has incentive stock options entitling him to acquire up to 400,000 of our common shares at an exercise price of $1.74 until October 31, 2008.

(8)

Ms. Steele was appointed our General Counsel on November 1, 2007.

(9)

Consists of US$49,000 converted to CDN$.

(10)

Exercisable at a price of $1.54 per share until November 8, 2012.

(11)

Mr. Thompson was appointed our Chief Financial Officer on November 28, 2007, pursuant to an agreement with TCC Consulting Ltd, dated November 27, 2007. TCC Consulting Ltd. is a British Columbia company wholly owned by Mr. Thompson, which is paid a consulting fee of $15,000 per month, excluding bonuses, plus reimbursement for expenses.

(12)

Exercisable at a price of $1.32 per share until November 28, 2012.

Compensation of Directors

Non-executive directors may receive compensation for being a director of up to $24,000 per fiscal year, as determined by our Compensation Committee.    During the fiscal year ended December 31, 2007, an aggregate of $56,000 was paid to non-executive directors.

Compensation of Management

Our executive officers allocate approximately forty (40) hours of work per week to the development of our business.  During the fiscal year ended December 31, 2007, an aggregate of $733,732 in cash compensation (not including bonuses) was paid to management, exclusive of non-executive director fees, for consulting, project management, or management fees.  Our officers, managers and staff are retained by the Company under consulting agreements that typically provide for a monthly fee for services, coverage of reasonable out-of-pocket expenses, and incentive stock options.

On November 27, 2007, we entered into a consulting agreement with TCC Consulting Ltd., a company incorporated in British Columbia, controlled by Chris Thompson, CFO of Western Wind, to provide financial and administration consulting services.  The consulting agreement provides for the payment of $15,000 per month in consulting fees, an annual performance fee of up to 25% of the annual consulting fees, and a provision enabling Mr. Thompson to terminate the agreement upon written notice after a change of control, defined as an acquisition or other transaction that results in another corporation, business entity gaining more than fifty (50%) of our issued capital.  Termination by Mr. Thompson in the event of a change in control under the agreement with TCC Consulting Ltd. would entitle Mr. Thompson to one year’s consulting fees and full vesting of stock options granted.

6.C.

Board Practices

Members of the board of directors are elected by our shareholders to represent the interests of all shareholders.  The board of directors communicates periodically, through meetings held in person or via telephone correspondence, in order to review significant developments affecting the Company and to act on matters requiring board approval.  Directors hold office until they resign or until the next annual general meeting, whichever is earlier.  The board of directors may appoint a director to fill a vacancy at any time in accordance with our Articles.  The board of directors delegates the executive management of the Company to our Chief Executive Officer and Chief Financial Officer.

Our board of directors has an Audit Committee.  The Audit Committee is appointed by and generally acts on behalf of the board of directors.  The Audit Committee is responsible primarily for monitoring:  (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.  V. John Wardlow chairs the Audit Committee and the other members are Robert Bryce and Claus Andrup.

We have a Compensation Committee comprised of Jeffrey J. Ciachurski, V. John Wardlow, and J. Michael Boyd.  The Compensation Committee responsibilities include duties to assess and make recommendations regarding Western Wind’s compensation, benefits, short-term and long-term incentive programs, including recommending to the Board of Directors the compensation of Western Wind’s senior officer, including the Chief Executive Officer.

The Corporate Governance Committee is comprised of Messrs. Andrup, Bryce, and Wardlow.  The Corporate Governance Committee is responsible for the development and supervision of Western Wind’s approach to corporate governance issues.  The Corporate Governance Committee expects to assist the Board of Directors in developing corporate governance guidelines, including the constitution and independence of the Board, and make recommendations to the Board of Directors with respect to corporate governance practices.

The Corporate Disclosure Committee is comprised of Messrs. Ciachurski, Boyd and Wardlow.  The Corporate Disclosure Committee is responsible for developing, implementing and monitoring the disclosure policy and procedure for Western Wind.

6.D.

Employees

We have one full-time administrative employee, and no part-time employees.  We retain our officers, managers and staff, including members of our Management Team and Development Team under consulting agreements.  See “Item 6B. Management Compensation”.

6.E.

Share Ownership

As of June 20, 2008, our directors and the members of our administrative, supervisory or management bodies, as a group own, directly or indirectly, 2,242,214 shares representing 7.47% of our issued and outstanding common shares.  The holdings are as follows:

	Number of	Percentage
Name of Beneficial Owner	Common Shares (1)	of Class

Claus Andrup	166,666	0.55%
J. Michael Boyd	140,000	0.46%
Robert C. Bryce	391,866	1.30%
Jeffrey J. Ciachurski	839,516	2.79%
James Henning	Nil	Nil
Cash A. Long	446,666	1.48%
Steve Mendoza	Nil	Nil
T. Alana Steele	Nil	Nil
Chris R. Thompson	Nil	Nil
V. John Wardlow	268,000	0.89%

(1)

Does not include incentive stock options, bonus or escrow shares.

Claus Andrup has incentive stock options entitling him to acquire up to 200,000 common shares, with 100,000 having an exercise price of $1.43 per share until March 16, 2010.and the remaining 100,000 having an exercise price of $1.54 per share until November 8, 2012.

Michael Boyd has incentive stock options entitling him to acquire up to 500,000 of our common shares, with 200,000 options having an exercise price of $1.44 per share until May 20, 2009, 50,000 having an exercise price of $1.23 per share until September 25, 2011 and the remaining 250,000 having an exercise price of $1.54 per share until November 8, 2012.

Robert Bryce has incentive stock options entitling him to acquire up to 200,000 common shares, with 50,000 options having an exercise price of $2.55 per share until November 10, 2008, 50,000 having an exercise price of $1.23 per share until September 25, 2011 and the remaining 100,000 having an exercise price of $1.54 per share until November 8, 2012.

Jeffrey Ciachurski has incentive stock options entitling him to acquire up to 350,000 of our common shares, with 200,000 options having an exercise price of $2.40 per share until October 31, 2008, 50,000 options having an exercise price of $1.23 per share until September 25, 2011, and 100,000 having an exercise price of $1.54 per share until November 8, 2012.

James Henning served as our Chief Financial Officer from September 6, 2005 to November 28, 2007.  Mr. Henning has incentive stock options entitling him to acquire 124,074 of our common shares at an exercise price of $1.33 until September 6, 2010; 50,000 of our common shares at an exercise price of $1.23 until September 6, 2011; and 100,000 of our common shares at an exercise price of $1.54 until November 8, 2012.

Cash Long has incentive stock options entitling him to acquire up to 50,000 of our common shares having an exercise price of $1.23 per share until September 25, 2011 and the remaining 100,000 having an exercise price of $1.54 per share until November 8, 2012.

Steve Mendoza has incentive stock options entitling him to acquire up to 400,000 of our common shares at an exercise price of $1.74 until October 31, 2008.

Alana Steele has incentive stock options entitling her to acquire up to 100,000 of our common shares at an exercise price of $1.54 until November 8, 2012.

Chris Thompson has incentive stock options entitling him to acquire up to 275,000 of our common shares at an exercise price of $1.32 per share until November 28, 2012.

John Wardlow has incentive stock options entitling him to acquire up to 250,000 of our common shares, with 150,000 options having an exercise price of $1.23 per share until September 25, 2011 and the remaining 100,000 having an exercise price of $1.54 per share until November 8, 2012.

Options to Purchase Securities

In order to attract and retain highly qualified personnel, we provide a number of stock-based incentives, primarily in the form of stock options, to certain of our directors, officers and consultants, on terms and conditions in accordance with the prevailing rules and policies of the TSX Venture Exchange and our board of directors.  We have a Stock Option Plan (the “Plan”) that was approved by our shareholders at our annual general meeting held on June 11, 2008.  Our board of directors administers the Plan.

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.

Major Shareholders

We are a publicly held company, with our shares held by residents of Canada, the U.S., Australia, and other countries.  To the best of our knowledge, we are not controlled, directly or indirectly by another corporation, any foreign government, or by any natural or legal person(s) severally or jointly, and no person, corporation or other entity owns, directly or indirectly, or controls more than 5% of our shares, which are the only class of securities with voting rights, except for those listed below:

Identity of person or group	Amount Owned	Percentage of class (1)
CDS & Co.(2)	25,710,281	85.3%

(1)

The percentage is determined based on the number of outstanding common shares as at June 20, 2008.

(2)CDS & Co. is a clearinghouse for Canadian shareholders who hold their shares in brokerage accounts.  On June 25, 2008, Goodman & Company, Investment Counsel Ltd. filed a SEC Schedule 13G to report that it has sole voting power over 3,335,500 of our common shares and 877,200 warrants, representing a 13.58% partially diluted interest in the Company. Each such warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010.  Other than the Goodman & Company, Investment Counsel Ltd. acquisition of shares and warrants, management is not aware of who beneficially owns the rest of these shares, although certain of these figures may include shares of management registered in brokerage houses.  The shares held by management as disclosed under Item 6 includes any shares held in a brokerage account.

Shareholder Distribution

As at June 20, 2008, there were approximately eighty (80) holders of record of our common shares and 30,140,221 common shares were outstanding.  U.S. holders, including depositories and clearing agencies, hold approximately 2,301,400, or 7.64%, of our common shares of record.

Major Changes in Shareholders Over the Past Three Fiscal Years

Pacific Hydro acquired 6,000,000 of our common shares from our treasury in January 2006, and sold the shares in April 2008 to a group of institutional shareholders as described in “Item 4A.  Pacific Hydro Developments”.

Voting Rights

All shareholders have the same voting rights.

7.B.

Related Party Transactions

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to the Company at an interest rate of 12% per year and the Company paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share.

On July 25, 2006, we entered into the Mesa Acquisition Loan agreement with Pacific Hydro.  At the time, Pacific Hydro was one of our principal shareholders.  Under the terms of the agreement, Pacific Hydro agreed to loan us the sum of US$13.4 million, on a short-term basis, to acquire the shares of PAMC (now Mesa Wind) and the assets of the Mesa Wind Farm.  The original loan carried an interest rate of LIBOR plus 6% per annum, repayable on December 31, 2006.  Interest accrued on the loan for the eleven months ended December 31, 2007 amounted to $1,658,899 (US$1,557,969) (Year ended January 31, 2007 - $747,412 (US$674,764).  On June 23, 2008, we repaid the principal and accrued interest on the Mesa Acquisition Loan as agreed.  See “Item 8. Legal Proceedings – Settlement Agreement with Pacific Hydro”.

In November 2006, the spouse of an officer and director advanced on our behalf a total of $630,000 to finance our purchase of the 1,108 acres of land near Kingman, Arizona.  The advance bears interest at LIBOR plus 5.98% per year.  In addition, we granted the lender a bonus of 146,500 shares at a deemed price of $0.86 per share.

The mortgage granted to the vendor of the 1,108 acres of land we acquired was reduced to US$412,500 by means of an advance from another significant shareholder.  The balance of the mortgage was repaid as of December 31, 2007.  The advance bears interest at 12% per year and is due on May 28, 2009.

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

8.A.

Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

Financial Statements

See “Item 17.  Financial Statements” for financial statements filed as part of this annual report.

Legal Proceedings

Settlement Agreement with Pacific Hydro

On September 28, 2007, the Company entered into a comprehensive settlement agreement with Pacific Hydro that settled various lawsuits and terminated the business relationship between the Company and Western Wind (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, as amended: The common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind Acquisition Loan and accrued interest by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”).   The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company.

(a) The common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind Acquisition Loan and accrued interest by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”).  The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company.

(b) The Mesa Acquisition Loan was repaid by the Repayment Date , which triggered a reduction of interest charged by Pacific Hydro, from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the repayment date and a reduction of the loan principal by US$3,000,000.

Other Matters

Darlene Gillis, former directors and officers of Eastern Wind, filed claims against our CEO, Jeffrey J. Ciachurski, and the Company alleging, among other things, a failure to issue certain bonus shares and failing to issue certain shares pursuant to the exercise of incentive stock options.  We commenced proceedings against Mr. Woodhouse and Ms. Gillis in New Brunswick for, among other things, breach of their fiduciary duties owed to Eastern Wind.  Mr. Woodhouse and Ms. Gillis subsequently filed additional claims alleging defamation.  The parties entered into a settlement agreement dated August 10, 2007 to settle all outstanding litigation.  As of December 31, 2007, all settlement terms were satisfied.

Tom Vihvelin, a former director of Eastern Wind, filed a claim against Eastern Wind for the right to exercise incentive stock options to acquire 50,000 common shares of Western Wind at an exercise price of $0.80 per share, and $6,000 in payment for services rendered.  We filed a counterclaim for breach of fiduciary duties but did not quantify the damages we are seeking.  The trial is scheduled for November 3-7, 2008.

On December 24, 2004, Michael Wystrach, a U.S. citizen, filed a statement of claim in Pima County, Arizona seeking compensation for services rendered.  The lawsuit was dismissed.  Additional motions by Mr. Wystrach to re-instate the claim were also dismissed.  On November 9, 2006, Mr. Wystrach filed a similar claim in British Columbia.  As of December 31, 2007, this claim was settled. Consent dismissals for the settlements have been filed.  On July 9, 2007, Michael and Grace Wystrach filed a claim against the Company and our CEO in British Columbia alleging, among other things, that they were not paid a fee pursuant to a lease or, in the alternative, the Company unlawfully misappropriated the funds.  As of December 31, 2007, this claim was withdrawn and the Wystrachs issued a retraction letter.  The court has dismissed this case.

Other than as disclosed above, we are not presently involved in, nor are we aware of, any pending legal proceedings, which could have a material adverse effect upon our business or financial position.  To the best of our knowledge, there are no legal proceedings contemplated by any governmental or regulatory authority.

Dividend Policy

Our Articles provide for the ability of our directors to declare and authorize dividends from time to time, as they deem advisable, subject to the British Columbia Business Corporations Act.  We have not paid any dividends since our incorporation and do not anticipate paying dividends in the foreseeable future.  We intend to apply any earnings from our operations for use in our business and in particular, to develop our renewable energy projects.

8.B.

Significant Changes

Other than as disclosed elsewhere in this annual report, no significant changes have occurred since the date of the financial statements provided in Item 17 below.

ITEM 9.

THE OFFER AND LISTING

9.A.

Offer and Listing Details

Price History of the Stock

The following is a summary of the annual high and low market prices for the eleven months ended December 31, 2007 and the financial years ended January 31, 2007, 2006, 2005, and 2004:

	TSX Venture Exchange(3)		OTC Bulletin Board (1) (2)
Annual Highs and Lows	High	Low	High	Low
	$	$	$	$
Eleven months ended December 31,	2.19	0.76	-	-
2007
2007	2.40	0.75	2.30	1.27
2006	2.10	0.90	-	-
2005	3.60	0.87	-	-
2004	3.85	1.00	-	-

(1)

Prices are in U.S. dollars.

(2)

Our common shares were quoted on the OTC Bulletin Board from February 4, 2006 until September 2006, at which time they were delisted because we failed to file our 2006 annual report within the grace period set out by the NASD.

(3)

The Company has elected to use the trading highs and lows and comparatives have been amended to be consistent with the 2007 presentation.

The following is a summary, on a fiscal quarter basis, of the high and low prices of our common shares on the TSX Venture Exchange and the OTC Bulletin Board during our two most recent financial years and any subsequent periods.

	TSX Venture Exchange(4)		OTC Bulletin Board(1) (2)
Quarterly Highs and Lows	High	Low	High	Low
	$	$	$	$
Financial Year Ended December 31,			-	-
2008
Second Quarter(3)	4.35	2.10	-	-
First Quarter	2.27	1.38	-	-
Eleven Months Ended December 31,
2007
Fourth Quarter	2.19	1.16	-	-
Third Quarter	1.79	0.90	-	-
Second Quarter	1.15	0.76	-	-
First Quarter	1.50	0.97	-	-
Financial Year Ended January 31,
2007
Fourth Quarter	1.50	0.75	-	-
Third Quarter	1.89	1.21	2.30	1.27
Second Quarter	2.37	1.76	2.17	1.62
First Quarter	2.40	1.64	2.19	1.65

(1)

Prices are in U.S. dollars.

(2)

Our common shares were quoted on the OTC Bulletin Board from February 4, 2006 until September 2006, at which time they were delisted because we failed to file our 2006 annual report within the grace period set out by the NASD.

(3)

The high and low are determined based on share prices through June 20, 2008.

(4)

The company has elected to use the trading highs and lows and comparatives have been amended to be consistent with the 2007 presentation.

The following is a summary, on a monthly basis, of the high and low prices of our common shares during the past 6 months on the TSX Venture Exchange.

TSX Venture Exchange
Monthly Highs and Lows	High	Low
	$	$
June 1 to June 20, 2008 (1) May, 2008 April, 2008 March, 2008 February, 2008 January, 2008 December, 2007	4.35 4.14 3.00 2.25 2.27 1.97 1.74	3.37 2.12 2.10 1.93 1.53 1.38 $1.16

(1)

The closing price for our common shares on the TSX Venture Exchange as of June 20, 2008 was $3.50.

9.C.

Markets

Our common shares currently trade on the TSX Venture Exchange under the symbol "WND".

ITEM 10.

ADDITIONAL INFORMATION

10.A.

Share Capital

This Form 20-F is being filed as an annual report under the Securities Exchange Act 1934, and as such, there is no requirement to provide information under this item.

10.B.

Notice of Articles and Articles of Incorporation

Our Notice of Articles and Articles of Incorporation, as amended (“Articles”), are filed with the Registrar of Companies for the Province of British Columbia.  Our incorporation number is BCO 556953.

Powers of Directors

The Board of Directors of a company incorporated under the laws of British Columbia are entrusted by the British Columbia Business Corporations Act (“BC Act”), subject to the articles of a company, to manage or supervise the management of the business and affairs of that company.  Every director and officer must act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.  An unqualified person may not act as a director of a company.  Unqualified persons include persons under the age of 18, found to be incapable of managing their own affairs, undischarged bankrupts and who have been convicted of an offense concerning the promotion, formation or management of a corporation or an unincorporated business, or an offense involving fraud, subject to certain exceptions.

A director or senior officer must disclose the nature and extent of any interest in any property or right that could result, directly or indirectly, in a material conflict with that director or senior officer’s duty or interest as a director or senior officer.  If a director has a disclosable interest in a contract or transaction involving the company, the director is generally required to disclose such interest to the other directors and to abstain on voting on the resolution pertaining to the contract or transaction.  The BC Act provides specific instances in which a director or senior officer of a company, although having an interest in the substance of the resolution, need not abstain from voting on the resolution, primarily with regard to transactions between the corporate parent and its wholly owned subsidiaries.

Directors may not, in the absence of an independent quorum, vote compensation to themselves or any members of their body.

Directors are not required to retire pursuant to any age limit requirements.

The BC Act does not require that a director hold shares of a company unless the memorandum or articles require otherwise.  Our Articles do not have this requirement.

Rights, Preferences and Restrictions By Class of Shares

Under our Articles, our share structure is comprised of an unlimited number of Common shares, without par value, and an unlimited number of Class "A" Preference shares, also without par value.

Each holder of our Common shares is entitled to notice of and to attend and to cast one vote at our general shareholders' meetings.  The holders of our Class "A" Preference shares are not entitled to notice of, to attend, or vote at our general shareholder meetings.  The Class "A" Preference shares are issuable in series and are entitled to receive, before any distribution to any other class of shares that ranks junior to the Class "A" Preference shares, and upon the liquidation or dissolution of our Company, the amount of paid up capital with respect to each Class "A" preference share held by them; all accrued unpaid cumulative dividends (if any and if preferential); and all declared and unpaid non-cumulative dividend (if any and if preferential).  To date, no Class “A” Preference shares have been issued.  Subject to the BC Act and under our Articles, we may, by directors’ resolution:  (i) create or eliminate one or more series of shares; (ii) establish, increase, reduce or eliminate the maximum number of shares we are authorized to issue under any class or series of shares; (iii) subdivide or consolidate any unissued, or fully paid issued, shares; (iv) change all or any of its unissued shares, or fully paid issued, shares with par value into shares without par value or vice versa; (v) alter the names of any shares.

We can, by ordinary resolution, create, vary, eliminate, or restrict special rights for the shares of any class or series of shares, whether or not any of those shares have been issued.

We must hold annual general meetings at least once in each calendar year and not more than fifteen months after the last annual reference date.  The directors, may also, whenever they deem it appropriate, call a meeting of the shareholders.  Shareholder meetings are held in British Columbia unless the location is approved prior to the meeting by (i) a resolution of the directors, and (ii) the Registrar of Companies.

We are prohibited under our Articles from purchasing or otherwise acquiring any of our shares if there are reasonable grounds to believe that we are insolvent or making the purchase or acquisition would render our Company insolvent.  If the Company retains a redeemed share, or a share purchased or otherwise acquired by it, we may sell or otherwise dispose of the share.  However, while we hold such share, we cannot vote the share at a shareholders’ meeting, cannot pay a dividend on the share, and cannot make any other distribution on the share.

Under a Shareholder Protection Rights Plan Agreement dated April 5, 2005 (the “Rights Plan”), which was adopted to protect our shareholders from unfair, abusive or coercive acquisition tactics, and to ensure that all shareholders receive equal treatment and that shareholder value is maximized in the event of a takeover, each issued and outstanding common share holder of Western Wind is issued one right per common share (each, a “Right”).  Each Right entitles the holder to purchase one common share of the Company for an exercise price, subject to the terms and conditions specified under the Rights Plan.  The Rights Plan has a term of ten years, subject to confirmation by our shareholders at our fifth and eighth annual meetings following our 2005 Annual and Special Meeting of Shareholders.

10.C.

Material Contracts

In July 2006, we completed an Agreement and Plan of Merger with, among others, PAMC to acquire certain assets, including all of the shares of PAMC, comprising the Mesa Wind Farm located in Palm Springs, California.  Electricity produced at the Mesa Wind Farm is sold to Southern California Edison Company pursuant to an existing power purchase agreement that expires on June 22, 2010.  As consideration for the acquisition, we paid the vendors the sum of US$13.4 million.  Pacific Hydro financed the purchase price under the terms of the Mesa Acquisition Loan.

On September 28, 2007, we entered into a Settlement Agreement with Pacific Hydro to retain 100% ownership of all of the producing projects of the Mesa Wind Farm, subject to the Company repaying the Mesa Acquisition Loan, among other things.   On June 23, 2008, we paid Pacific Hydro approximately US$12.4 million from the proceeds of a private placement of special warrants in full settlement of the Mesa Acquisition Loan.   All of the terms of the Settlement Agreement have been satisfied.

We acquired the Windridge Wind Farm on February 17, 2006 for the purchase price of $1,050,230.  The acquisition was financed by a US$275,000 convertible loan, secured by a mortgage on the Windridge Wind Farm (the “Windridge Acquisition Loan”).

10.D.

Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or impose foreign exchange controls, or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares.  However, any remittance to U.S. residents is subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our common shares) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”).  See “Item 10. Additional Information-Taxation”.

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

2.

the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

3.

the acquisition of control of our Company due to an amalgamation, merger, consolidation or corporate reorganization following the ultimate direct or indirect control in our Company, through ownership of our common shares, remains unchanged.

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

10.E.

Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the U.S., who is not and will not be deemed a resident of Canada for purposes of the Income Tax Act (Canada) (the “ITA”).  This summary also includes the impact of applicable tax treaties for shareholders who do not use or hold, and are not deemed to use or hold, our common shares in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the U.S.-Canada Treaty (“ Treaty ”) ..  This summary also takes into account the amendments to the ITA and the Regulations that have reached Royal Assent prior to the date hereof (the “Tax Proposals”).   This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consideration, which may differ from Canadian federal income tax consequences described herein.

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

Dividends

Any dividends paid on our common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% on the gross amount of the dividend paid.  The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Western Wind) to residents of the U.S., and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the U.S. that owns at least 10% of the voting shares of the corporation paying the dividend.  We would be required to deduct any tax payable by the holder pursuant to these requirements.  See “Foreign Tax Credit”.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of our common shares unless such share represents “taxable Canadian property” (as defined in the ITA) to the holder thereof.  Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

•

the non-resident holder;

•

persons with whom the non-resident holder did not deal at arm's length; or

•

the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares.  In the case of a non-resident holder to whom our shares represent taxable Canadian property and who is resident in the U.S., no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty, unless the value of such shares is derived principally from real property situated in Canada.

Certain U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. Federal foreign income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets.  This discussion does not address all aspects of U.S. Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.  No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advise to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the U.S. Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of our outstanding shares.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

General Taxation of Distributions of Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”.  To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares.  (See more detailed discussion at “Disposition of common shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend).

A company will be considered a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the company is incorporated in a possession of the U.S., (b) the company is eligible for the benefits of a recognized Income Tax Convention with the U.S., or (c) the common shares are readily tradable on an established securities market in the U.S.  Under a notice published by the IRS, stock will be considered as “readily tradable on an established securities market in the U.S.” if such stock is listed on a national securities exchange that is common under Section 6 of the Securities Exchange Act of 1934 or on the NASDAQ Stock Market.  The IRS announced in that notice that it is considering the treatment of dividends paid with respect to stock listed only in a manner that does not satisfy this definition of “readily tradable on an established securities market in the U.S.” such as stock that is traded on the OTC Bulletin Board or on the electronic pink sheets.

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

If we are not a QFC, a dividend paid by us to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the common shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize a gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as a “U.S. source” for purposes of applying the U.S. foreign tax credit rules.  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  Currently, there are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the tax credits, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's foreign source income bears to the U.S. Holder’s worldwide taxable income.  In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  For tax years prior to 2007, there are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income.  For tax years beginning after December 31, 2006, there are only two foreign tax credit classes of income, “passive” and “general”.  The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

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

If a company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our “net capital gain”, which will be taxed as long-term capital gain to the U.S. Holder, and (b) our “ordinary earnings”, which will be taxed as ordinary income to the U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether we actually distribute such amounts to our U.S. Holders.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the common shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares over (b) the fair market value of such common shares as of the close of such taxable year.

We do not believe that we were a PFIC for the taxable period ended December 31, 2007.  There can be no assurance, however, that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

10.F.

Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Securities Exchange Act 1934, and as such, there is no requirement to provide any information under this item.

10.G.

Statement by Experts

This Form 20-F is being filed as an annual report under the Securities Exchange Act 1934, and as such, there is no requirement to provide any information under this item.

10.H.

Documents on Display

Documents and agreements concerning our Company and our subsidiaries referred to in this annual report are available for inspection during normal business hours at the law offices of Thomas, Rondeau, LLP, Suite 1925, 700 West Georgia Street, Vancouver, B.C., Canada V7Y 1A1.

10.I.

Subsidiary Information

We currently have five wholly owned subsidiaries: Verde Resources Corporation, Aero Energy, LLC, Eastern Wind Power Inc., Mesa Wind Power Corporation (“Mesa Wind”) and Western Solargenics, Inc.  Verde Resources is incorporated under the laws of the State of Arizona; Aero Energy is a limited liability company organized under the laws of the State of California; Eastern Wind is incorporated under the laws of the Province of New Brunswick, Canada; Mesa Wind is incorporated under the laws of the State of Colorado; and Western Solargenics is incorporated under the laws of the Province of British Columbia.  Eastern Wind is an inactive entity.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have limited exposure to credit risk, as the majority of our sales contracts are with a large utility customer, and our cash is held with major North American financial institutions.  Historically, we have not had collection issues associated with our receivables and we review the aging of our receivables on a regular basis to ensure the timely collection of amounts owing to us.  At December 31, 2007, less than one percent (1%) of our receivables were not current.  We manage credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable.  This risk management strategy is unchanged from the prior year.

We manage the liquidity risk associated with our financial liabilities through the use of cash flow generated from operations, combined with the strategic use of long-term debt and the issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities.  We disclose the contractual maturities of our long-term financial liabilities in our financial statements, and we expect to realize remaining financial liabilities, consisting of accounts payable, within one year.  We are in compliance with all financial covenants relating to our financial liabilities as at December 31, 2007.  This risk management strategy is unchanged from the prior year.

We have substantial assets denominated in U.S. dollars related to our California and Arizona properties.  The foreign currency exposure on these assets is managed through U.S. dollar denominated financing.  Based upon the remaining payments at December 31, 2007, a one percent (1%) change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $170,000 impact to net income mitigated by $100,000 impact to accumulated other comprehensive income (“AOCI”).  This risk management strategy is unchanged from the prior year.

We generate revenue through variable price power purchase agreements with Southern California Edison Company.  The power rates reflect current oil and gas market prices and therefore we are exposed to commodity price risk.  A one percent (1%) decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000.  The Company manages this interest rate risk by monitoring the oil and gas futures market, and being prepared to convert the current variable price contracts to fixed price long-term contracts if and when this is deemed to be necessary.  This risk management strategy is unchanged from the prior year.

In previous years, we secured a loan with a variable interest rate based on LIBOR plus 6% and therefore was exposed to an interest rate risk.  A one percent (1%) increase, on an absolute basis, in the LIBOR rate would have resulted in additional interest expense, on an annual basis, of approximately $140,000.  We managed this interest rate risk by monitoring the interest rate market for opportunities to convert variable loans to fixed rate loans at comparable rates.  This risk management strategy was unchanged from prior years.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have had no material defaults in the payment of principal, interest, a sinking or purchase fund installment or any other material default that exceeds 5% of our total assets.

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

ITEM 15.

CONTROLS AND PROCEDURES

15.A.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s reports and news releases filed or furnished is duly recorded, processed, summarized and reported, within the time periods specified by regulators.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Chief Executive Officer (“CEO”) as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, we evaluated, with the participation of our CEO and Chief Financial Officer (“CFO”), the effectiveness of our disclosure controls and procedures as of December 31, 2007.  The result of the evaluation was a determination that our disclosure controls and procedures were not effective.  Our Audit Committee prepared a report outlining certain deficiencies in our disclosure controls and procedures, setting out certain recommendations.  Among other things, our Audit Committee highlighted the fact that documents and other key information necessary to maintain accurate, consistent, and timely financial disclosures had not been stored and maintained by the appropriate management personnel throughout the reporting period.  We believe that we have now resolved this problem to ensure accurate, consistent, and timely disclosures, as required, going forward.  Records are now kept in a central location, and the CEO, CFO and General Counsel review all information to ensure that information is accurately and consistently disclosed on a timely basis.

15.B.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

In designing and evaluating our internal control over financial reporting, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management sets financial reporting objectives based on our small size and our business activities for our annual and interim financial statements and any financial data based on those statements, such as earnings releases.  Management then determines whether there are any risks that could result in a material misstatement in any of our financial reporting, including financial statements and earnings releases.  If risks are identified, management institutes procedures to ensure that such risks are minimized to the maximum extent possible.  Given the size of our Company in terms of capital and personnel, the controls generally involve direct observations by the CFO and CEO, and the review of all financial reporting documents by the CFO.  Management has concluded that our internal controls over financial reporting are effective with the following exception: due to the size of the company it has not been possible to achieve segregation of duties. The company is in the process of hiring additional staff in order to address this risk.

15.C.

Attestation Report of the Registered Public Accounting Firm

Pursuant to 17 C.F.R. §210.2-02T, our Company is not required to provide an attestation report on management’s assessment of our internal control over financial reporting by a registered public accounting firm in our annual report containing the disclosure required by this item.

15.D.

Changes in Internal Control Over Financial Reporting

As discussed in “Item 15A. Disclosure Controls and Procedures”, our Audit Committee prepared a report outlining certain deficiencies in our internal controls over financial reporting, setting out certain recommendations.  We believe that we have now resolved this problem to ensure timely accurate, consistent, and timely financial reporting, as required, going forward.  In November 2007, we hired a new CFO and a new General Counsel to ensure that all financial reporting disclosures are properly reviewed.  In addition, beginning in May 2008, we engaged our auditors to assist the Audit Committee with its review of our interim consolidated financial statements to help ensure the consistency and accuracy of such statements.  We plan to continue this practice on quarterly basis going forward.

ITEM 16.

[RESERVED]

ITEM 16.A.

AUDIT COMMITTEE FINANCIAL EXPERT

Members of the Audit Committee have broad financial experience gained through prior board memberships, establishing and operating their own businesses, as well as through prior general management experience.  We believe that collectively, the members of our board of directors have the requisite financial skills and expertise to enable them fully to carry out their responsibilities.  However, the Board considers that no individual member of the committee qualifies as a “financial expert” within the terms of the definition set out in the Sarbanes-Oxley Act of 2002.  The Audit Committee consists of three directors who are not involved in the day-to-day operations of the Company.

ITEM 16.B.

CODE OF ETHICS

On June 6, 2008, we adopted a written “code of ethics” that meets the U.S. Sarbanes-Oxley standards, which is available on our website, www.westernwindenergy.com.   In addition, we will provide a copy of our code of ethics, free of charge, in response to a written request.

ITEM 16.C.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Ernst & Young LLP was our independent auditor for the financial years ended January 31, 2007 and 2006.  We changed auditors for our financial period ended December 31, 2007 to Deloitte and Touche LLP.  The chart below sets forth the total amount billed to us by Ernst & Young LLP and our tax advisors for services performed and breaks down these amounts by category of service:

	Billed during the	Billed during the
Principal Accounting	eleven months ended	year ended January
Fees and Services	December 31, 2007	31, 2007
	$	$
Audit	390,000	400,000
Audit Related	Nil	Nil
Tax Fees	Nil	37,500
All Other Fees	Nil	Nil

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

 “Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.  This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with our financial reporting.

 “Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by our auditors.  Any services provided by our auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement.

ITEM 16.D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

1.

Report of Independent Registered Chartered Accountants on the Consolidated Financial Statements of Western Wind as at, and for the eleven months ended, December 31, 2007 and for the years ended January 31, 2007 and 2006.

2.

Comments by Independent Registered Chartered Accountants on Canada-U.S. Reporting Difference.

3.

Consolidated Balance Sheets at December 31, 2007 and January 31, 2007.

4.

Consolidated Statements of Operations and Deficit for the eleven months ended, December 31, 2007 and for the years ended January 31, 2007 and 2006.

5.

Consolidated Statements of Cash Flows for the eleven months ended, December 31, 2007 and for the years ended January 31, 2007 and 2006.

6.

Consolidated Statements of Shareholders equity and comprehensive loss for the eleven months ended, December 31, 2007 and for the years ended January 31, 2007 and 2006.

7.

Notes to the Consolidated Financial Statements.

ITEM 18.

FINANCIAL STATEMENTS

Please refer to “Item 17. Financial Statements”

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 1.7 to the Form 20-F as filed with the SEC on August 25, 2005).

1.2	Notice of Articles (incorporated by reference to Exhibit 1.6 to the Form 20-F as filed with the SEC on August 25, 2005).

2.1	Shareholder Rights Plan dated April 5, 2005 (incorporated by reference to Exhibit 4.13 to the Form 20-F as filed with the SEC on August 25, 2005).

4.1	The 2008 Stock Option Plan of Western Wind dated June 11, 2008.

4.2	Agreement and Plan of Merger among PAMC Management Corporation, Alta Mesa Energy, LLC, Mesa Wind Developers, Zond-PanAero Wind System Partners I, Zond PanAero Wind System Partners II, Western Wind Energy Corp., and Mesa Wind Power Corporation dated July 3, 2006 (incorporated by reference to Exhibit 99.6 to the Form 20-F as filed with the SEC on August 16, 2007).

4.3	Amendment to Agreement and Plan of Merger among PAMC Management Corporation, Alta Mesa Energy, LLC, Mesa Wind Developers, Zond-PanAero Wind System Partners I, Zond PanAero Wind System Partners II, Western Wind Energy Corp., and Mesa Wind Power Corporation dated July 21, 2006 (incorporated by reference to Exhibit 99.7 to the Form 20-F as filed with the SEC on August 16, 2007).

4.4	Loan Agreement between Pacific Hydro and Western Wind dated July 24, 2006 (incorporated by reference to Exhibit 99.8 to the Form 20-F as filed with the SEC on August 16, 2007)

4.5	Loan Agreement between Heidi Ciachurski and Western Wind dated November 30, 2006 (incorporated by reference to Exhibit 99.9 to the Form 20-F as filed with the SEC on August 16, 2007).

4.6	Settlement Agreement by and between certain Pacific Hydro Parties and Western Wind Energy Parties dated September 28, 2007 (incorporated by reference to Exhibit 4.21 to the Form 20-F as filed with the SEC on November 26, 2007

4.7	Addendum to the Settlement Agreement between, among others, Western Wind and Pacific Hydro dated November 16, 2007.

4.8	Second Addendum to the Settlement Agreement between, among others, Western Wind and Pacific Hydro dated March 18, 2008.

4.9	Management Agreement dated January 5, 1998 between Minera Cortez Resources Ltd. (now Western Wind) and Jeffrey J. Ciachurski (incorporated by reference to Exhibit 4.8 to the Form 20-F as filed with the SEC on August 16, 2007).

4.10	Consulting Agreement dated November 27, 2007 between Western Wind and TCC Consulting Ltd.

6.1	For earnings/(loss) per share calculation, see note 1(o) to our consolidated financial statements.

8.1	Our wholly owned subsidiaries are as follows:

(i) Verde Resources Corporation, incorporated in Arizona;
(ii) Aero Energy, LLC, organized in California;
(iii) Eastern Wind Power Inc., incorporated in New Brunswick, Canada (inactive);
(iv) Mesa Wind Power Corporation, incorporated in Colorado; and
(v) Western Solargenics, Inc., incorporated in British Columbia, Canada

11.1	Code of Ethics

12.1	Certification of Jeffrey J. Ciachurski, Chief Executive Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a)

12.2	Certification of Chris R. Thompson, Chief Financial Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a)

13.1	Certification of Jeffrey J. Ciachurski, Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chris R. Thompson, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consolidated Financial Statements of

Western Wind Energy Corp.

December 31, 2007

REPORT OF

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Western Wind Energy Corp.

We have audited the consolidated balance sheet of Western Wind Energy Corp. (the “Company”) as at

December 31, 2007 and the consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for the eleven months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (U.S.). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Western Wind Energy Corp. as at December 31, 2007 and the results of its operations and its cash flows for the eleven months then ended in accordance with Canadian generally accepted accounting principles.

Western Wind Energy Corp. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

The consolidated financial statements as at January 31, 2007 and for the years ended January 31, 2007 and 2006, presented for comparative purposes, were audited by other independent auditors, whose opinion thereon, dated August 21, 2007, was unqualified and included an explanatory paragraph containing emphasis of matter concerning the Company’s ability to continue as a going concern.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 25, 2008

Comments by Independent Registered Chartered Accountants on

Canada-U.S. of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (U.S.) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (U.S.), our report to the Shareholders dated March 25, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (U.S.) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 (c) to the consolidated financial statements. Our report to the Shareholders, dated March 25, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 25, 2008

REPORT OF PRIOR YEAR

 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Western Wind Energy Corp.

We have audited the accompanying consolidated balance sheets of Western Wind Energy Corp. (a development stage company) as of January 31, 2007, and the related consolidated statements of operations, cash flows and shareholders’ equity and comprehensive loss for each of the years in the two year period ended January 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S. of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Wind Energy Corp., at January 31, 2007 and the results of its operations and its cash flows for each of the years in the two year period ended January 31, 2007 in conformity with Canadian generally accepted accounting principles.

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

Vancouver, Canada, August 21, 2007

Chartered Accountants

Western Wind Energy Corp.

Consolidated balance sheets

as at December 31, 2007

(Expressed in Canadian dollars)

	December 31,	January 31,
	2007	2007
	$	$
Assets
Current assets
Cash	449,493	42,506
Accounts receivable	338,180	694,001
Refundable tax credits	278,828	68,624
Income taxes refundable	182,958	264,768
Prepaid expenses	261,436	238,234
	1,510,895	1,308,133

Restricted cash (Note 3)	1,171,376	1,194,530
Construction in progress (Note 4)	513,254	262,697
Property and equipment deposits	153,157	30,411
Property and equipment (Note 5)	18,650,560	22,954,597
Goodwill (Note 7)	3,662,851	4,349,012
Intangible assets (Note 7)	330,502	461,663
Discontinued operations	-	13,472
	25,992,595	30,574,515

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,020,644	1,883,931
Accrued interest liabilities (Note 8)	2,229,986	809,505
Loans payable, current portion (Note 8)	13,679,465	17,456,429
	16,930,095	20,149,865

Loans payable (Note 8)	692,217	545,236
Asset retirement obligation (Note 9)	926,362	1,030,000
Future income tax liability (Note 10)	4,217,071	5,726,251
Discontinued operations (Note 11)	457,925	1,134,194
	23,223,670	28,585,546

Shareholders' equity
Share capital (Note 12)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
28,827,039 (January 31, 2007 - 24,119,705)	26,255,942	21,879,587
Contributed surplus	4,128,400	3,741,804
Warrants (Note 13)	1,030,482	49,870
Accumulated other comprehensive (loss) income	(1,905,932)	473,098
Accumulated deficit	(26,739,967)	(24,155,390)
	2,768,925	1,988,969
	25,992,595	30,574,515

Commitments (Note 17)
Contingencies (Notes 1 and 18)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.

Consolidated statements of operations

eleven months ended December 31, 2007

(Expressed in Canadian dollars)

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Revenue
Energy sales	4,264,759	1,594,440	-

Expenses
Amortization	2,163,295	1,418,075	31,398
Interest and accretion on long-term debt
(Note 15)	1,999,559	946,304	104,220
Professional fees	1,638,318	1,013,673	373,312
Plant operating expenses	1,528,886	1,064,495	-
Consulting and directors' fees (Note 15)	990,679	798,775	448,549
Stock-based compensation (Note 12)	989,482	490,168	536,787
Project costs	434,271	215,606	70,099
Travel and automotive	392,450	304,496	250,958
Management fees (Note 15)	247,500	417,723	131,725
Advertising and promotion	144,445	167,589	372,789
Office and secretarial (Note 15)	121,567	185,339	191,247
Financing costs (Note 15)	89,250	142,014	256,935
Bonuses (Note 15)	83,920	334,080	1,087,353
Asset retirement obligation accretion
(Note 9)	63,232	76,296	-
Regulatory fees	48,280	22,560	93,029
Foreign exchange (gain) loss	(2,964,140)	536,996	38,339
	7,970,994	8,134,189	3,986,740

Loss before the following	(3,706,235)	(6,539,749)	(3,986,740)
Interest income	70,780	111,006	5,301
Write-off of equipment, land leases and wind
data (Note 14)	-	(24,286)	(726,000)

Loss from continuing operations before income
taxes	(3,635,455)	(6,453,029)	(4,707,439)
Income tax (recovery) expense (Note 10)	(816,223)	(893,482)	11,919

Loss from continuing operations after tax	(2,819,232)	(5,559,547)	(4,719,358)
Income (loss) from discontinued
operations (Note 11)	234,655	(6,163,061)	(394,863)
Net loss	(2,584,577)	(11,722,608)	(5,114,221)

(Loss) gain per share as reported - basic and diluted
Continuing operations	(0.11)	(0.23)	(0.27)
Discontinued operations	0.01	(0.26)	(0.02)
Net loss	(0.10)	(0.49)	(0.30)

Weighted average number of common shares
outstanding - basic and diluted (Note 13)	26,230,119	23,788,927	17,256,697

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.

Consolidated statements of cash flows

eleven months ended December 31, 2007

(Expressed in Canadian dollars)

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Operating activities
Net loss for the period from continuing operations
after tax	(2,819,232)	(5,559,547)	(4,719,358)
Items not involving cash
Amortization	2,163,295	1,418,075	31,398
Asset retirement obligation accretion	63,232	76,296	-
Bonuses paid in shares and to repay investment
deposit	83,920	334,080	1,087,353
Financing fees payable in common shares and
equity rights	89,250	125,990	256,935
Accretion on long-term debt	95,560	99,008	-
Write-off of land leases, wind data and equipment	-	24,286	726,000
Gain on sale of assets (Note 11 (a))	(250,040)	-	-
Stock-based compensation expense	989,482	490,168	536,787
Future income taxes recoverable	(650,626)	(359,259)	-
Unrealized foreign exchange gain	(2,964,140)	-	-
	(3,199,299)	(3,350,903)	(2,080,885)
Change in non-cash working capital
Refundable tax credits	(207,901)	(23,134)	(22,381)
Accounts receivable	279,651	(694,001)	-
Income taxes refundable	42,676	(264,768)	-
Prepaid expenses	(60,300)	(197,567)	(25,246)
Accounts payable and accrued liabilities	(621,106)	1,562,190	200,605
Accrued interest liabilities	1,694,979	809,505	-
Discontinued operations	(328,628)	(2,386,728)	(195,215)
	(2,399,928)	(4,545,406)	(2,123,122)

Investing activities
Purchase of property and equipment	(329,932)	(3,526,377)	(174,716)
Purchase of Mesa Wind Farm	-	(15,534,623)	-
Purchase of intangible assets	-	(34,623)	-
Construction in progress	(261,741)	(164,167)	(98,529)
Property and equipment deposits	(122,746)	809,408	(839,819)
Restricted cash	(167,000)	(1,194,530)	-
Discontinued operations (Note 11 (a))	250,040	-	(2,484,881)
	(631,379)	(19,644,912)	(3,597,945)

Financing activities
Shares and warrants issued for cash	4,437,411	607,950	11,797,024
Loans payable and conversion rights	(999,117)	17,702,079	215,307
Repayments to Clean Power Income Fund	-	-	(50,000)
Discontinued operations	-	-	(350,000)
	3,438,294	18,310,029	11,612,331

Net cash inflow (outflow)	406,987	(5,880,289)	5,891,264
Cash position, beginning of period	42,506	5,922,795	31,531
Cash position, end of period	449,493	42,506	5,922,795

Supplemental cash flow information
Interest paid in cash	161,136	39,734	128,018
Interest income	70,780	111,006	-
Income tax received	211,434	-	-

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.

Consolidated statements of shareholders’ equity and comprehensive loss eleven months ended December 31, 2007

(Expressed in Canadian dollars)

							Accumulated
							other	Total
		Common shares	Contributed		Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Deficit	income (loss)	equity
		$	$		$	$	$	$

Balance at January 31, 2005	14,645,935	8,981,033	1,417,673	1,659,894	-	(7,318,561)	-	3,080,145
Net loss for the year	-	-	-	-	-	(5,114,221)	-	(5,114,221)
Comprehensive loss								(5,114,221)
Cash transactions
Private placement at $0.82 per unit
Net share issuance costs of $15,001	1,181,148	953,540	-	1,181,148	-	-	-	953,540
Exercise of warrants at $1.60	227,000	363,200	-	(227,000)	-	-	-	363,200
Exercise of options at $0.20	55,000	11,000	-	-	-	-	-	11,000
Exercise of warrants at $1.80	5,000	9,000	-	(5,000)	-	-	-	9,000
Private placement at $1.50 per unit
Net share issuance costs of $109,520	6,856,133	10,174,680	-	6,856,133	-	-	-	10,174,680
Exercise of options at $1.20	30,000	36,000	-	-	-	-	-	36,000
Exercise of warrants at $1.03	365,853	376,829	-	(365,853)	-	-	-	376,829
Share subscriptions received (receivable)	-	-	206,108	-	-	-	-	206,108
	8,720,134	11,924,249	206,108	7,439,428	-	-		12,130,357
Non-cash transactions
Bonus shares at a deemed price of $1.50 per share	83,290	124,935	-	-	-	-	-	124,935
Expiry of warrants				(922,733)				-
Issue of shares to pay bonus at a deemed price of $1.64 per share	182,930	300,000	-	-	-	-	-	300,000
Bonus shares at a deemed price of $1.60 per share	82,500	132,000	-	-	-	-	-	132,000
Bonus payable by issuance of 426,830 shares	-	-	700,000					700,000
Deferred bonus expense			(418,000)					(418,000)
Stock-based compensation	-	-	536,787	-	-	-	-	536,787
Transfer from contributed surplus on exercise of options	-	27,900	(27,900)	-	-	-	-	-
Balance as at January 31, 2006	23,714,789	21,490,117	2,414,668	8,176,589	-	(12,432,782)	-	11,472,003
Net loss for the year	-	-	-	-	-	(11,722,608)	-	(11,722,608)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	473,098	473,098
Comprehensive loss								(11,249,510)
Cash transactions
Exercise of warrants at $2.10	16,000	33,600	-	(16,000)	-	-	-	33,600
Exercise of warrants at $1.80	27,000	48,600	-	(27,000)	-	-	-	48,600
Exercise of warrants at $1.03	78,000	80,340	-	(78,000)	-	-	-	80,340
Private placement at $1.20 per unit
Net share issuance costs of $14,090	137,416	150,810	-	137,416	-	-	-	150,810
Allocation of fair value of warrants	-	(49,870)	-	-	49,870	-	-	-
Share subscriptions received (receivable)	-	-	294,600	-	-	-	-	294,600
	258,416	263,480	294,600	16,416	49,870			607,950
Non-cash transactions
Fair value of conversion option	-	-	208,288	-	-	-	-	208,288
Expiry of warrants	-	-	-	(489,161)	-	-	-	-
Finance cost payable by issuance of shares at $1.03	146,500	125,990	-	-	-	-	-	125,990
Stock-based compensation	-	-	490,168	-	-	-	-	490,168
Bonus expense	-	-	334,080	-	-	-	-	334,080
Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	(24,155,390)	473,098	1,988,969

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.

Consolidated statements of shareholders’ equity and comprehensive loss eleven months ended December 31, 2007

(Expressed in Canadian dollars)

							Accumulative
							other	Total
		Common shares	Contributed		Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Deficit	income (loss)	equity
		$	$		$	$	$	$

Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	(24,155,390)	473,098	1,988,969
Net loss for the period	-	-	-	-	-	(2,584,577)	-	(2,584,577)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	(2,379,030)	(2,379,030)
Comprehensive loss								(4,963,607)
Cash transactions
Private placement at $0.90 per unit, net of issuance costs of
$51,000	732,000	382,971	-	774,000	237,729	-	-	620,700
Private placement of 107,779 units at $0.90	107,779	61,222	-	107,779	35,779	-	-	97,001
Private placement of 165,000 units at $1.00	165,000	102,226	-	165,000	62,774	-	-	165,000
Private placement of 2,086,400 units at $1.40 per unit, net of
issuance costs of $480,388	2,086,400	1,891,996	-	1,223,900	650,956	-	-	2,542,952
Exercise of options at $0.86 per share	100,000	86,000	-	-	-	-	-	86,000
Exercise of warrants at $1.03 per share	712,000	733,360	-	(712,000)	-	-	-	733,360
Exercise of warrants at $1.05 per share	78,950	107,147	-	(78,950)	(24,249)	-	-	82,898
Share subscriptions received (receivable)	-	-	109,500	-	-	-	-	109,500
Adjustment to 2006 fair value of warrants	-	(17,623)	-	-	17,623	-	-	-
	3,982,129	3,347,299	109,500	1,479,729	980,612	-	-	4,437,411
Non-cash transactions
Debt settlement at a value of $0.80 per share	179,375	143,500	-	-	-	-	-	143,500
Transfer from contributed surplus on exercise of options	-	96,306	(96,306)	-	-	-	-	-
Expiry of warrants	-	-	-	(1,079,962)	-	-	-	-
Bonus shares at a value of $0.75 per share	119,000	89,250	-	-	-	-	-	89,250
Bonus shares at a value of $1.64 per share	426,830	700,000	(700,000)	-	-	-	-	-
Deferred bonus expense	-	-	83,920	-	-	-	-	83,920
Stock-based compensation	-	-	989,482	-	-	-	-	989,482
Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	(26,739,967)	(1,905,932)	2,768,925

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

1.

Nature of business and continued operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind energy projects on properties either owned or leased by the Company in California and Arizona.  The Company holds these wind farm properties in North America through its wholly-owned subsidiaries, Verde Resources Corporation (“Verde”), Aero Energy, LLC (“Aero”) and Mesa Wind Power Corporation (“Mesa Wind”).  The Company has incorporated a wholly-owned subsidiary, Western Solargenics, Inc. (“Solar”) to develop solar energy projects.  An additional wholly-owned subsidiary, Eastern Wind Power Inc. (“EWP”), is currently inactive (see below).

For the year ended January 31, 2007, the Company was a development stage company.  It is no longer in the development stage as it owns a 30 MW wind farm that generated over $4.1 million in revenues during the eleven months ended December 31, 2007.

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in these projects and incurred losses totaling $6,163,061 (Note 11).  As a result, the operations of the wholly-owned subsidiary that operated in New Brunswick, EWP, and the operations of its 49% owned affiliate, Steel Park, LLC, that was developing the Steel Park 15 MW project in Arizona have been discontinued.

During the eleven months ended December 31, 2007, the Company entered into a settlement agreement with Pacific Hydro as detailed in Note 16 whereby the initial alliance agreement and all litigation (see Note 18 (b)) have been terminated and a repayment date was established for a US$13,400,000 acquisition loan (Note 18 (b)).  Subsequent to December 31, 2007, the settlement agreement was amended whereby the repayment date was extended from April 28, 2008 to June 24, 2008.  If the loan amount and interest are not repaid by the repayment date, the Company has agreed to transfer all its rights and interest in Mesa Wind to Pacific Hydro in full and complete satisfaction of the loan and accrued interest.

At December 31, 2007, the Company had a working capital deficiency of $15,419,200 and shareholders’ equity of $2,768,925.  For the eleven months ended December 31, 2007, the Company had a net loss of $2,584,577 and other comprehensive loss of $2,379,030 and has accumulated deficit of $26,739,967 and accumulated other comprehensive losses of $1,905,932 since the commencement of operations.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The continued operations of the Company are dependent upon the ability of the Company to obtain necessary financing to repay the loan of US$13,400,000 from Pacific Hydro (Note 8 (c)) by the repayment date, to complete the development and construction of the wind generated electrical projects, and to fund corporate overhead costs until future operations are profitable.  Management’s plan in this regard is to refinance through debt, raise equity financing as required and/or sell a partial interest in one of its development projects.

In January 2008, the Company announced its intention to change its fiscal year end from January 31 to December 31, effective as of December 31, 2007.  Accordingly, for the new 2007 fiscal period, the Company has reported its annual consolidated financial statements for the eleven month period ended December 31, 2007.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

2.

Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian accepted accounting principles (“Canadian GAAP”) and include the following significant accounting policies:

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries, EWP and Solar, and wholly-owned U.S. subsidiaries, Verde, Aero and Mesa Wind.  All significant intercompany accounts and transactions have been eliminated.

(b)

Basis of presentation

The Company commenced commercial operations with the acquisition of the Mesa Wind Farm and has generated revenues of more than $4,100,000 for the eleven months ended December 31, 2007.  It has not completed the development of any new wind projects and its development activities with respect to these new projects are continuing.  Prior to the current fiscal year, the Company was considered to be in the development stage and presented its financial statements in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11, Enterprises in the Development Stage.

(c)

New accounting policies adopted

Effective February 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income (Loss), CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 3251, Equity.  These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, transaction costs incurred on financial instruments, as well as standards on when and how hedge accounting may be applied.  CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income (loss).  The Company has adopted these standards retrospectively without restatement.

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss).  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.  Transaction costs are expensed as incurred for financial instruments classified as held-for-trading.  For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

The Company has designated its cash and restricted cash as held-for-trading, which are measured at fair value.  Amounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and loans payable are classified as other liabilities, which are measured at amortized cost.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(c)

New accounting policies adopted (continued)

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  The Company has adopted these new standards.

(d)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period.  Actual results may differ from those estimates.

Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment of impairment of long-lived assets, asset retirement obligation, income taxes and stock-based compensation.

(e)

Cash

Cash consists of cash on deposit with banks.

(f)

Accounts receivable

Accounts receivable are recorded at face value less any provision for uncollectible amounts that are considered necessary.  The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired.  The Company considers the financial condition of the customers, aging of accounts receivables, the current business environment and historical collection experience.

(g)

Restricted cash

Cash reserves that are segregated from the Company’s cash balances secure a letter of credit.  The funds are disclosed separately since the funds cannot be accessed until the expiry of the letter of credit.

(h)

Property and equipment

Land is recorded at cost plus site investigation, legal and title insurance costs.  Generating facilities include wind turbines, electrical infrastructure, buildings, asset retirement obligation assets and roads.  Meteorological towers include wind equipment used for wind assessments during the development stage.

Depreciable assets are recorded at cost less accumulated amortization.  Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, amortization is based on one-half of the full year amortization for depreciable assets excluding generating facilities.

The amortization is on a straight line basis and the rates are as follows:

Generating facilities	6.5 to 7.4 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(i)

Construction in progress

Construction in progress includes costs incurred to assess the feasibility of wind farm sites and to secure property rights.  These costs include costs paid to third parties and financing costs directly related to the project.  These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations.  The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and successfully complete future operations or dispositions.  As at December 31, 2007, the Company has not commenced full scale commercial operations for the projects recorded under this caption.

(j)

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

(k)

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment losses are recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The impairment loss is determined as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(l)

Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow.  As at December 31, 2007, the Company had an asset retirement obligation with respect to a right-of-way that is owned by Mesa Wind.

(m)

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

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(n)

Foreign currency translation

(i)

Integrated foreign operations

Assets and liabilities of integrated foreign operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates.  Translation exchange gains and losses are included in the net   loss for the year.

(ii)

Self-sustaining foreign operations

Assets and liabilities of foreign operations that are self sustaining entities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities.  Revenues and expenses are translated at the average exchange rates prevailing during the year.  Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive income.

(o)

Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the year.  Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the Company had positive net earnings.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Shares held in escrow and contingently cancellable are included in the computation of basic loss per share.

(p)

Stock-based compensation

All stock option awards granted to consultants or employees and directors are valued using the fair value method.

The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options and is expensed over the vesting period.  The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock and is recorded as stock-based compensation expense over the vesting period.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(q)

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

Other intangible assets include amounts allocated to power purchase agreements and to the land right-of-way and are amortized on a straight line basis using the following rates:

Land right-of-way	6.5 years
Power purchase agreement	4 years

(r)

Revenue recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

(s)

Financial instruments

The Company classifies its financial instruments into one of the following categories:  held-for-trading (assets and liabilities), available-for-sale (assets), receivables, held-to-maturity (assets) and other financial liabilities.  All financial instruments are measured at fair value on initial recognition.

(t)

New accounting standards not yet adopted

(i)

Section 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern.  This new requirement will be effective January 1, 2008.  The Company does not anticipate any impact to its consolidated financial statements arising from the accounting pronouncement.

(ii)

Section 1535, Capital Disclosures

On December 1, 2006, the CICA issued this new accounting standard which will be effective January 1, 2008.  Section 1535 specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(t)

New accounting standards not yet adopted (continued)

(iii)

Section 3862, Financial Instruments Disclosures, and Section 3863, Financial Instruments Presentation

These sections will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements.  These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks.  The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007.  The Company will begin application of these sections effective January 1, 2008.  It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s consolidated financial statements as they relate primarily to disclosure.

(iv)

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  The new pronouncement establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of tangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This section is effective in the first quarter of 2009 and the Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

(v)

Convergence with International Financial Reporting Standards

A decision of the CICA Accounting Standards Board (the “AcSB”) will require the Company to report under International Financial Reporting Standards in fiscal 2011 though specific requirements of the transition continue to be under review by the AcSB.  The Company is monitoring the requirements but is unable to assess the impact on the consolidated financial statements at this time.

3.

Restricted cash

	December 31,	January 31,
	2007	2007
	$	$

Term deposits	1,230,728	1,194,530
Less: Unrestricted portion of term deposit	(59,352)	-
Restricted term deposits and accrued interest	1,171,376	1,194,530

The Company has placed $1,071,376 ($1,177,000 at January 31, 2007) to secure letters of credit totaling US$1,090,000 (US$1,000,000 at January 31, 2007) to Southern California Edison as required by power purchase agreements (Note 17 (a)).  An additional $100,000 ($Nil at January 31, 2007) has been placed on deposit to secure other terms of trade.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

4.

Construction in progress

		December 31, 2007
	Windstar	Mesa Wind
	120MW	50MW	Total
	$	$	$

Balance, beginning of period	222,632	40,065	262,697
Additions	204,965	52,368	257,333
Foreign exchange difference	-	(6,776)	(6,776)
Balance, end of period	427,597	85,657	513,254

			January 31, 2007
	Windstar	Mesa Wind
	120MW	50MW	Total
	$	$	$

Balance, beginning of period	98,529	-	98,529
Additions	124,103	40,065	164,168
Balance, end of year	222,632	40,065	262,697

The Company has interests in the Windstar 120 MW and Mesa Wind 50 MW wind farm projects.

(a)

Windstar 120 MW project

On March 7, 2005, the Company’s wholly-owned subsidiary, Aero, entered into a formal power purchase agreement with Southern California Edison Company for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California.  The power purchase agreement requires that the facility be completed by December 31, 2009.  The power purchase agreement with Southern California Edison provides for termination if turbine prices exceed $850 per kW; in this case, the Company gets released from the US$1 million letter of credit (Note 3).

(b)

Mesa Wind - 50 MW redevelopment project

On July 25, 2006, the Company purchased the Mesa Wind project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management and satisfactory development work was completed so that the site could be redeveloped to 50 MW’s.

The Company has incurred initial development costs on these projects for environmental impact and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

5.

Property and equipment

		December 31, 2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	5,625,304	-	5,625,304
Generating facilities	15,850,347	(3,012,629)	12,837,718
Meteorological towers	169,317	(110,292)	59,025
Furniture and equipment	36,195	(21,815)	14,380
Vehicles	152,605	(38,472)	114,133
	21,833,768	(3,183,208)	18,650,560

			January 31, 2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	5,323,725	-	5,323,725
Generating facilities	18,726,606	(1,321,780)	17,404,826
Meteorological towers	169,317	(79,250)	90,067
Furniture and equipment	36,195	(15,179)	21,016
Vehicles	127,737	(12,774)	114,963
	24,383,580	(1,428,983)	22,954,597

The unrealized foreign exchange translation loss on property and equipment for the eleven months ended December 31, 2007 was $2,538,147 (gain of $508,859 for the year ended January 31, 2007).

6.

Acquisition of wind farms

(a)

Windridge, Inc.

On February 17, 2006, the Company acquired the assets of Windridge, Inc. for $952,133 (US$825,000) cash consideration plus $98,097 (US$84,999) in environment, surveying and legal fees.  The purchased assets include approximately 196 acres of land, 43 wind turbines, electrical infrastructure and the assignment of a power purchase agreement with Southern California Edison expiring on December 7, 2014.

The Company has allocated the purchase price as follows:

$

Land	568,509
Generating facilities	447,098
Power purchase agreement	34,623
1,050,230

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

6.

Acquisition of wind farms (continued)

(a)

Windridge, Inc. (continued)

The Company has included the revenues and expenses of the Windridge Wind Farm in its statement of operations from February 17, 2006.

(b)

PAMC Management Corporation

On July 25, 2006, the Company merged PAMC Corporation (“PAMC”) with its wholly-owned subsidiary, Mesa Wind Power Corporation, to form Mesa Wind Power Corp. and became the sole shareholder of Mesa Wind Power Corp. upon closing the transaction.  As a result of the merger, the Company acquired PAMC for $15,294,760 (US$13,400,000) cash consideration and incurred $240,899 (US$211,056) in costs related to the transaction.  PAMC’s assets included a right-of-way for 440 acres of land from the Bureau of Land Management expiring on January 26, 2013, 460 wind turbines, electrical facilities and buildings and a Reformed Standard Offer 1 power purchase agreement with Southern California Edison expiring on June 22, 2010.  The right-of-way grants the holder the right to enter into a new 30-year right-of-way if the lease is in good standing.  The Company assumed an asset retirement obligation of $953,704 (US$875,106).

The Company has allocated the purchase price as follows:

$

Generating facilities	17,729,145
Land right-of-way	420,980
Goodwill	4,249,198
Power purchase agreement	34,242
22,433,565
Future income tax liability	(5,945,238)
Asset retirement obligation	(953,704)
15,534,623
Cash	1,036
15,535,659

The statement of operations includes the revenues and expenses of the Mesa Wind Farm from July 25, 2006 (see Note 18 (b)).

7.

Goodwill and other intangible assets

			December 31,	January 31,
			2007	2007
		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Goodwill	3,662,851	-	3,662,851	4,349,012

The foreign exchange translation loss on goodwill for the eleven months ended December 31, 2007 was $686,161 (gain of $144,651 for the year ended January 31, 2007).

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

7.

Goodwill and other intangible assets (continued)

			December 31,	January 31,
			2007	2007
		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$
Intangible assets
Land right-of-way	365,619	(79,686)	285,933	400,717
Power purchase contracts	64,362	(19,793)	44,569	60,946
	429,981	(99,479)	330,502	461,663

8.

Loans payable

	December 31,	January 31,
	2007	2007
	$	$

Windridge acquisition loan (a)	258,888	214,395
Windstar mortgages (b)	373,751	320,046
Mesa Wind acquisition loan (c)	13,283,420	15,771,800
Kingman acquisition loans (d)	408,911	971,025
Loan from a related party (e)	-	630,000
Other	46,712	94,399
	14,371,682	18,001,665
Less: Current portion	13,679,465	17,456,429
	692,217	545,236

(a)

Windridge acquisition loan

The Company received a loan to acquire the Windridge property and the loan is secured by a first charge on the Windridge land of $272,608 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 17, 2008.  On February 22, 2008 the repayment date for the loan was extended to March 31.  The loan is convertible into common shares, at the option of the holder, at a price of US$1.40 per share.  The note is redeemable by the Company upon 30 days’ notice. The loan is recorded at $258,888 (US$261,160) at December 31, 2007 ($214,395 as at January 31, 2007).  On initial recognition, $208,288 (US$176,965) of the total proceeds was recorded as contributed surplus, which is being amortized as additional interest expense over the term of the loan.

(b)

Windstar mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance at December 31, 2007 is $373,751 (US$377,031) ($320,046 as at January 31, 2007).  The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years.  The mortgages are secured by first charges on the land.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

8.

Loans payable (continued)

(c)

Mesa Wind acquisition loan

The acquisition of PAMC was financed by a loan of $15,771,800 (US$13,400,000) from Pacific Hydro Limited bearing interest at LIBOR plus 6%. The appreciation of the Canadian dollar relative to the U.S. dollar reduced the carrying value of the loan to $13,283,420 as at December 31, 2007.  Pursuant to a September 28, 2007 settlement agreement and an amendment subsequent to December 31, 2007 with Pacific Hydro, the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors are placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the Mesa Wind acquisition loan and the amended repayment date of June 24, 2008 (Note 16).  If the Mesa acquisition loan is repaid, the common shares of Mesa Wind will be returned to the Company.  The settlement agreement also provides for a reduction of interest charged by Pacific Hydro to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Wind acquisition loan is repaid and a reduction of loan amount by US$3,000,000 less the decrease in the interest charged by Pacific Hydro as described above if certain turbines are not sold or used by Pacific Hydro prior to the repayment date (Note 16).

The accrued interest on the Mesa Wind acquisition loan as at December 31, 2007 at LIBOR plus 6% amounts to $2,213,308 ($764,912 as at January 31, 2007).

(d)

Kingman acquisition loans

The Company borrowed from the vendor of the land $971,025 (US$825,000) bearing interest at 7% per year and secured by a first charge on the property.  Half of the loan was repaid in June 2007 and the remaining half was repaid in December 2007.

Replacement financing of $408,911 (US$412,500) as at December 31, 2007 was provided by a significant shareholder as a loan to the Company and bears interest at 12% and is secured by a second charge on the property.  The second mortgage is due on October 1, 2009 with interest payable monthly and 119,000 bonus shares were issued to the lender on October 11, 2007 at a fair value of $0.75 per share for a total cost of $89,250.

(e)

Loan payable to related party

The Company borrowed $630,000 in November 2006 from the spouse of an officer and director to assist in the acquisition of the Kingman property.  The loan agreement provided for interest at LIBOR plus 5.98% and the Company paid the lender a bonus of 146,500 shares at a fair value of $0.86 per common share.  The loan was repaid in October 2007.

Interest and accretion on long term debt for the eleven months ended December 31, 2007 amounted to $1,795,121 (year ended January 31, 2007 - $882,337).

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

8.

Loans payable (continued)

(e)

Loan payable to related party (continued)

Principal payments due in the next five years and thereafter are as follows:

$

2008	13,679,465
2009	552,225
2010	43,025
2011	29,330
2012	31,247
Thereafter	36,390
14,371,682

9.

Asset retirement obligation

On July 25, 2006, the Company acquired a right-of-way that expires on January 26, 2013 from the Bureau of Land Management.  The right-of-way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right-of-way unless renewed by the Company.

The changes in the asset retirement obligation liability are as follows:

	December 31,	January 31,
	2007	2007
	$	$

Balance, beginning of period	1,030,000	-
Additions	-	924,858
Accretion	63,232	76,296
Foreign exchange difference	(166,870)	28,846
Balance, end of period	926,362	1,030,000

The total undiscounted amount of the estimated cash flows of the asset retirement obligation, which is expected to be paid in 2013, is $1,405,600, is discounted at a rate of 6.5% per annum.

10.

Income taxes

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$
Income taxes
Current	(165,597)	(534,262)	11,919
Future	(650,626)	(359,220)	-
	(816,223)	(893,482)	11,919

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

10.

Income taxes (continued)

The items accounting for the difference between income taxes computed at the statutory rate of 34.12% (January 31, 2007 - 34.12%; January 31, 2006 - 34.46%) and the provision for income taxes are as follows:

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$
Loss from continuing operations before
income tax	(3,635,455)	(6,453,029)	(4,707,439)

Computed tax recovery at statutory rate	(1,240,417)	(2,201,774)	(1,622,183)
Increase (decrease) resulting from
permanent differences
Stock-based compensation	337,611	167,245	184,884
Foreign exchange translation	(1,076,326)	270,177	154,287
Other	59,815	42,775	34,754
Tax rate changes	-	133,311	(143,000)
U.S. and Canadian tax rate difference	(156,498)	(161,764)	-
Change in valuation allowance	1,259,592	856,548	1,403,177
Income tax (recovery) expense	(816,223)	(893,482)	11,919

Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s future income taxes were as follows:

	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$
Future income tax assets
Interest payable to related parties	854,780	311,484	-
Property and equipment	-	106,080	-
Project abandonment	2,256,061	1,998,324	-
Asset retirement obligation	370,544	410,249	-
Other	-	49,199	63,839
Share issue costs	175,160	162,785	-
Net operating losses carryforward	4,629,732	4,325,039	2,470,895
	8,286,277	7,363,160	2,534,734
Valuation allowance	(7,975,660)	(6,997,627)	(2,432,615)
	310,617	365,533	102,119

Future income tax liabilities
Property and equipment	(4,448,176)	(5,904,794)	(102,119)
Other	(79,512)	(186,990)	-
	(4,527,688)	(6,091,784)	(102,119)
Net future income tax asset (liability)	(4,217,071)	(5,726,251)	-

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

10.

Income taxes (continued)

In assessing the realizability of future income tax assets (“FITA”), management considers whether it is more likely than not that some portion or all of the FITA will not be realized.  The ultimate realization of FITA is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  As of December 31, 2007, the Company does not believe it meets the criteria to recognize FITA except for FITA related to Mesa Wind which has recognizable future income tax liabilities, and has accordingly provided a full valuation allowance on all other entities.

At December 31, 2007 the Company has total net operating loss carryforwards for U.S. federal income tax purposes of approximately $7,318,317 which expire at various times commencing in 2021.  Net operating loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code.  For Canadian federal income tax purposes, the Company has total non-capital loss carryforwards of approximately $5,262,111 which expire as follows:

$

2008	137,861
2009	239,338
2010	235,316
2011	381,113
2014	673,023
2025 and thereafter	3,595,460
5,262,111

The potential tax impact of the losses has been fully offset by a valuation allowance in the consolidated financial statements.

11.

Discontinued operations

Income (loss) from discontinued operations is comprised of the following:

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Grand Manan 20 MW project	224,212	(1,149,339)	(394,863)
Steel Park 15 MW project	10,443	(5,013,722)	-
	234,655	(6,163,061)	(394,863)

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

11.

Discontinued operations (continued)

(a)

Grand Manan 20 MW project

The Company had a power purchase agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006.  The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006.  The termination caused New Brunswick Power to call the $200,000 letter of credit and the Company owes a third party $200,000 for providing security for the letter of credit.  The third party agreed to accept 155,039 shares in lieu of the debt and accordingly the $200,000 has been classified as contributed surplus.  The shares were issued subsequent to December 31, 2007.  Since the power purchase agreement was terminated, the Company has written off its investment in the Grand Manan project, property and equipment of $1,149,339 as a loss on discontinued operations.  The results of operations for the last three fiscal periods are as follows:

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Loss for the period	(25,638)	(120,190)	(394,863)
Gain on sale of wind data	250,040	-	-
Write-off of construction in progress	-	(733,417)	-
Write-off of property and equipment	-	(95,732)	-
Letter of credit accrual	-	(200,000)	-
Income (loss) before income taxes	224,402	(1,149,339)	(394,863)

(b)

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

The main asset transferred to Steel Park, LLC was a turbine supply agreement.  The turbine supply agreement required a letter of credit for the purchase price of the wind turbines less turbine reservation payments.  The letter of credit was provided by Pacific Hydro and was secured by a charge on the wind turbines and on the Company’s interest in Steel Park, LLC.  Another power purchase agreement was unlikely in the foreseeable future which created uncertain economic viability and consequently the Company wrote off its investment in Steel Park, LLC and the Steel Park 15 MW project.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

11.

Discontinued operations (continued)

(b)

Steel Park 15 MW project (continued)

The results of operations for the last three fiscal periods are as follows:

			Eleven months
			ended	Year ended	Year ended
		December 31,		January 31,	January 31,
			2007	2007		2006
			$	$		$

Gain (loss) for the year			10,443	(159,782)		-
Write-off of construction in progress			-	(4,853,940)		-
			10,443	(5,013,722)		-

The Company has segregated its assets and liabilities related to discontinued operations. The assets and liabilities related to the discontinued operations are as follows:
		December 31, 2007			January 31, 2007
	Grand	Steel		Grand	Steel
	Manan	Park		Manan	Park
	15MW	15MW	Total	15MW	15MW	Total
	$	$	$	$	$	$
Assets
Cash	-	-	-	13,472	-	13,472
	-	-	-	13,472	-	13,472

Accounts payables	62,500	395,425	457,925	342,220	791,974	1,134,194

12.

Share capital

(a)

750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.  The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares.  However, no application has yet been submitted for the release of the shares from escrow.  The release is subject to the approval of the TSX Venture Exchange.  The escrow shares may be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

As at January 31, 2007 there was an outstanding legal action by Pacific Hydro that, if successful, would have required the Company to redeem 4,333,333 shares at $1.50 per share (see Note 18 (b)(iii)).  During the period ending December 31, 2007, the legal action was terminated pursuant to the settlement agreement (Note 16) but Pacific Hydro has the right to recommence the legal action if the Mesa acquisition loan is not repaid by the repayment date.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

12.

Share capital (continued)

(b)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 5,170,172 common shares representing 20% of the issued and outstanding shares as at September 30, 2007.

Each option entitles the holder to acquire one common share at its exercise price and is being vested between 18 and 24 months from the date of grant and expires five years from the date of grant.

During the eleven months ended December 31, 2007, the Company granted 850,000 options to directors and officers to acquire shares at $1.54 per share and 900,000 to consultants to acquire shares ranging from $1.32 to $1.54 per share.  A consultant was terminated and the exercise rights for the balance of the stock options (25,000 options at $1.52 per share and 25,000 options at $2.05 per share) were cancelled.  370,000 options with an exercise price of $1.20 per share expired.

During the year ended January 31, 2007, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to a consultant at $2.05 per share.

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

The Company recorded $989,482 of stock-based compensation expense during the eleven months ended December 31, 2007 ($490,168 in the year ended January 31, 2007 and $536,787 in the year ended January 31, 2006).

A summary of stock option information as at December 31, 2007 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$

Options outstanding at January 31, 2005	2,205,000	1.42
Granted	600,000	1.48
Exercised	(85,000)	0.55
Expired/forfeited	(550,000)	1.26
Options outstanding at January 31, 2006	2,170,000	1.51
Granted	875,000	1.25
Options outstanding at January 31, 2007	3,045,000	1.43
Granted	1,750,000	1.41
Exercised	(100,000)	0.86
Expired/forfeited	(420,000)	1.27
Options outstanding at December 31, 2007	4,275,000	1.45

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

12.

Share capital (continued)

(b)

(continued)

		Stock options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
	Number of	average	contractual	Number of	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
$		$			$

1.00 - 1.60	3,625,000	1.35	2.70	2,025,000	1.33
1.61 - 2.50	650,000	2.01	0.42	650,000	2.01
	4,275,000	1.45	2.23	2,675,000	1.49

(c)

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4% (January 31, 2007 - 4%, January 31, 2006 - 4%), dividend yield 0% (January 31, 2007 - 0%; January 31, 2006 - 0%), volatility of 89% (January 31, 2007 - 73%; January 31, 2006 - 76%) and expected lives of 5 years (January 31, 2007 - 5 years; January 31, 2006 - 5 years).  The weighted average fair value of stock options granted during the eleven months ended December 31, 2007 was $1.41 (January 31, 2007 - $1.55; January 31, 2006 - $1.06).

13.

Warrants

Share purchase warrants outstanding as at December 31, 2007:

Number of	Exercise
warrants	price	Expiry date
	$

1,000,000	1.60	January 27, 2008	(i)
4,333,333	1.60	January 31, 2008	(i)
117,416	1.30	November 28, 2008
441,133	2.20	December 5, 2008
20,000	1.30	December 31, 2008
695,050	1.05	February 23, 2009
107,779	1.05	August 1, 2009	(ii)
165,000	1.20	October 11, 2009
1,213,900	1.75	October 19, 2009	(iii)
10,000	1.75	November 9, 2009
8,103,611

(i)

Expired subsequent to December 31, 2007

(ii)

425,500 exercised subsequent to December 31, 2007

(ii)

13,500 exercised subsequent to December 31, 2007

Each warrant entitles the holder to acquire one common share of the Company.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

13.

Warrants (continued)

Warrants granted during the eleven months ended December 31, 2007 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option.  There are no conditions whereby the Company would have to settle the warrants in cash.  The details of warrants granted during the year are as follows:

Number of	Exercise
warrants	price	Expiry date
	$

774,000	1.05	February 23, 2009
107,779	1.05	August 1, 2009
165,000	1.20	October 11, 2009
1,201,400	1.75	October 19, 2009
10,000	1.75	November 9, 2009
2,258,179

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions:  risk free rate of interest - 3.89%, dividend yield - 0%, volatility - 75% and an expected term of approximately 2 years.

As the Company incurred losses for the eleven months ended December 31, 2007 and for the years ended January 31, 2007 and 2006, the stock options and share purchase warrants, as disclosed in Note 12 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

14.

Write-off of equipment, land leases and wind data

The Company wrote off $24,286 in equipment during the year ended January 31, 2007 as a result of the downsizing of its office in Arizona and the write-off of a vehicle as a result of an accident.

The Company purchased wind data in 2002 for $375,000.  During the year ended January 31, 2006, management determined that the value of the intangible asset was impaired and wrote off the carrying amount.

The Company entered into a 50-year land lease on September 1, 2002.  The lease provided for an advance payment of $351,000 plus royalties based on the revenues generated from the sale of electricity.  During the year ended January 31, 2006, the Company decided not to develop the property and wrote off the carrying amount of the prepaid lease.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

15.

Related party transactions

(a)

The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Consulting and directors' fees	612,946	689,219	367,485
Bonuses	83,920	334,080	920,687
Management fees	247,500	417,723	131,725
Office and secretarial	45,000	60,000	61,000
Financing costs	89,250	142,014	256,935
Interest	1,718,765	774,498	98,407
Discontinued operations	-	-	91,157
	2,797,381	2,417,534	1,927,396

(b)

On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 (US$500,000) to provide funds to purchase the Kingman, Arizona land (Note 8).  The loan bears interest at LIBOR plus 5.98% and matures in two years.  In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86.  During the eleven months ended December 31, 2007, the Company expensed $29,120 in interest.

(c)

Pacific Hydro, the owner of approximately 23% of the common shares of the Company, provided a loan of $15,771,800 (US$13,400,000) to fund the Company’s acquisition of Mesa Wind (Note 8).  Interest accrued on the loan for the eleven months ended December 31, 2007 amounted to $1,658,899 (US$1,557,969) (January 31, 2007 - $747,412 (US$674,764)).

(d)

During the fiscal year ended January 31, 2006, bonuses totaling $1,000,000 were awarded to two directors and officers of the Company and were settled through the issuance of 182,930 shares in October 2005 and 426,830 shares in November 2007. The November 2007 shares were issued once the recipient met the established bonus terms of continuing service to the Company until  at least October 26, 2007.  Accordingly, an amount of $83,920 (January 31, 2007 - $334,080; January 31, 2006 - $582,000) has been expensed in the eleven months ended December 31, 2007.

(e)

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to the Company at an interest rate of 12% per year and the Company paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share.

(f)

During the fiscal year ended January 31, 2006, the spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison.  The agreement provided for interest of 12% on the note applied to the principal amount and the issuance of 83,290 bonus shares at a value of $1.50 per share.  The letter of credit was replaced on April 6, 2006 (see Note 17 (a)).

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

15.

Related party transactions (continued)

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

16.

Settlement agreement with Pacific Hydro

On September 28, 2007, the Company entered a settlement agreement with Pacific Hydro that provided for settlement of the lawsuits described in Notes 18 (b) and the termination of the business relationship between the parties.  The settlement agreement consists of two phases:

Phase I closing provides for the following:

(a)

The transfer of all assets of Steel Park, LLC except for the wind turbines and certain electrical equipment to Verde;

(b)

The transfer of the Company’s interest in Steel Park, LLC to Pacific Hydro and resignations of managers nominated by Verde;

(c)

Mutual indemnities against claims, actions, losses, liabilities and expenses;

(d)

Pacific Hydro to use its best efforts to either sell the turbines to a third party or use the turbines for its own use;

(e)

The payment to the Company on the repayment date of an amount equal to the Company’s share of the investment in the turbines times the proceeds from sale less accrued interest on the Mesa acquisition loan; and

(f)

The temporary discontinuance of litigation between the parties until the repayment date.

Phase II closing requires that the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors be placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the Mesa Wind acquisition loan and the repayment date.  If the Mesa acquisition loan is repaid, the common shares of Mesa Wind will be returned to the Company and if the Mesa acquisition loan is not repaid, the common shares will be transferred to Pacific Hydro as full satisfaction of the Mesa acquisition loan.

On March 18, 2008 Pacific Hydro agreed to provide an extension of the repayment of the Mesa acquisition loan to June 24, 2008 (Note 1) in exchange for a $100,000 extension fee which was paid on March 21, 2008 (Note 22 (d)).

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

The escrow has been established and all actions between the parties have been discontinued.

Pacific Hydro retains ownership of 6,000,000 common shares of the Company.  If the Company’s share price reaches a specified price, Pacific Hydro is required to sell the 6,000,000 common shares on the TSX Venture Exchange.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

16.

Settlement agreement with Pacific Hydro (continued)

Phase II closing provided for the following:

(a)

A reduction of interest charged by Pacific Hydro to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Wind acquisition loan is repaid;

(b)

The reduction of the Mesa Wind acquisition loan by US$3,000,000 less the decrease in the interest charged by Pacific Hydro as described above if the turbines are not sold or used by Pacific Hydro prior to the repayment date;

(c)

The termination of the alliance agreement; and

(d)

The termination of all litigation between the parties.

Under the initial settlement agreement, if the Mesa Wind acquisition loan was not repaid by the repayment date, Pacific Hydro would have had the right to continue the litigation with respect to the alliance agreement and the alleged redemption rights as described in Note 18 (b).  Subsequent to December 31, 2007, the repayment date was extended to June 24, 2008.

17.

Commitments

(a)

As at December 31, 2007, the Company has two letters of credit outstanding totaling $1,071,376 (US$1,090,000) to secure performance bonds to Southern California Edison for power purchase agreements for projects under development.  The letters of credit are secured by term deposits (Note 3).  An additional $100,000 has been placed on deposit to secure other terms of trade.

(b)

On January 25, 2006, the Company entered into an alliance agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totaling $9,000,000 for 6,000,000 shares.  The alliance agreement required the Company to offer projects to Pacific Hydro for financing and development within certain geographic areas and requires Pacific Hydro to fund development and construction costs on projects if a definitive joint venture agreement is entered into by the parties.  Pacific Hydro commenced a legal action against the Company to require the Company not to develop wind farms within these geographic areas without their participation or sell, lease or use its Tehachapi property as security for a loan.  Pursuant to the Phase II closing of the settlement agreement (Note 16), the alliance agreement and the legal action have been terminated.

(c)

The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California.  At this time, no definitive agreements have been entered into.

(d)

The Company has a Bureau of Land Management right-of-way that expires on January 26, 2013 and the Company has the right to enter into a new 30-year right-of-way.  The right-of-way requires annual payments of US$78,478.  The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right-of-way agreement.  The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement (Note 9).

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

17.

Commitments (continued)

(e)

The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,054 acres of land near Kingman, Arizona for a rental fee of US$19,054 per year.  Future rental rates are to be based on the fair market value of the property.  The right-of-way grant may be renewed by making an amended application and providing a plan of development.  Any improvements to the property must be removed at the end of the term of the right-of-way agreement.

(f)

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012.  The base rent from January 1, 2008 to December 31, 2009 is $3,311 per month increasing to $3,570 per month thereafter with operating costs of approximately $2,700 per month.

(g)

The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa Wind farm plus a management fee of US$200,000 per annum.  The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

18.

Contingencies

(a)

The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees.  If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

(b)

Pacific Hydro litigation

(i)

The Company entered into a settlement agreement with Pacific Hydro (Note 16) on September 28, 2007 and completed the Phase I closing on that date and the Phase II closing on November 28, 2007.  Pursuant to the Phase II closing, all of the legal actions described in Notes 18 (b)(ii) to 18 (b)(iv) were terminated but the parties may recommence the litigation proceedings to enforce their rights if the Mesa Wind acquisition loan is not repaid by the Repayment Date.  Furthermore Pacific Hydro will have the right to foreclose on the shares of Mesa Wind that have been placed in escrow.

(ii)

On November 7, 2006, Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro.  The Company has filed a statement of defense and counterclaim.  The statement of defence states that Pacific Hydro did not elect to subscribe to the US$7 million in shares to partially repay the Loan of US$13,400,000 to Pacific Hydro so that the maturity date of the loan was extended to December 31, 2006.  The counterclaim states that Pacific Hydro has obstructed the Company’s efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

18.

Contingencies (continued)

(b)

Pacific Hydro litigation (continued)

(iii)

On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share.  Pacific Hydro has claimed that it has the right to put these shares to the Company pursuant to the exclusivity agreement.  The Company has filed a statement of defence and counterclaim.  The statement of defence states that the terms and conditions of the private placement are described in the subscription agreement entered into by Pacific Hydro and that the subscription agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option.  The counterclaim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro.

(iv)

On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California without their participation.  The Company is claiming that the alliance agreement or subsequent joint venture agreements require shareholder approval and that joint venture agreements are subject to the negotiation of a definitive agreement.  The Company has filed its statement of defence and counterclaim with respect to this action.  Since the agreement has not been specifically approved by the shareholders, management believes that a special general meeting of the shareholders is required to approve any agreement with Pacific Hydro.

19.

Non-cash financing activities

During the eleven months ended December 31, 2007, the Company issued 119,000 shares at a value of $0.75 per share as a bonus for a loan commitment, 25,000 shares at a deemed value of $1.40 as brokers units relating to the October 23, 2007 private placement and 179,375 shares at a value of $0.80 per share for debt totaling $143,500.

During the year ended January 31, 2007, the Company issued 146,500 shares at a value of $0.86 per share in connection with a loan for $630,000 from a related party.

The Company expensed bonuses totaling $89,230 (year ended January 31, 2007 - $334,080) that were settled by the issue of shares.

20.

Economic dependence

The Company’s operations consist of generating wind energy in the State of California, U.S.A.  The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

21.

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

The fair values of cash, accounts receivable, refundable tax credits, deposits, restricted cash, accounts payable and long-term liabilities approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the U.S.  The Company will generate U.S. dollar revenues from its projects in the future, but often raises funds denominated in Canadian dollars to invest in its U.S. projects and incurs corporate overhead costs in Canadian dollars.

The Company does not engage in trading or other speculative activities with respect to financial instruments.

22.

Subsequent events

(a)

Subsequent to December 31, 2007 the Company received $598,650 from the exercise of 439,000 warrants and 105,000 stock options.

(b)

On January 3, 2008 the Company issued 213,179 shares for the conversion of debts totaling $275,000 at a deemed price of $1.29 per share.  There were no gains or losses on the settlement of these debts.

(c)

On February 29, 2008 the Company received a conditional commitment letter from Norddeutsche Landesbank Girozentrale (“NORD/LB”) to provide an $8.7 million loan in two tranches to refinance a portion of the Mesa acquisition loan.

(d)

On March 18, 2008 Pacific Hydro agreed to provide an extension of the repayment of the Mesa acquisition loan from the repayment date of April 28, 2008 to June 24, 2008 in exchange for a $100,000 extension fee which was paid on March 21, 2008.

23.

Segmented information

The Company is involved in the acquisition and development of wind farms in the United States and, accordingly, has no reportable segment revenues or operating results.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

24.

Reconciliation of Canadian and United States generally accepted accounting principles

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in some respects from generally accepted accounting principles in the United States (“US GAAP”).

(b)

The significant differences between Canadian and US GAAP that affect the Company’s consolidated financial statements are summarized below:

Reconciliation of balance sheet items

	December 31,	January 31,
	2007	2007
	$	$

Total assets per Canadian/US GAAP	25,992,595	30,574,515

Total liabilities per Canadian GAAP	23,223,670	28,585,546
Difference in convertible debt discount	8,634	67,137
Total liabilities under US GAAP	23,232,304	28,652,683

Shareholders' equity per Canadian GAAP	2,768,925	1,988,969
Difference in convertible debt discount	(8,634)	(67,137)
Shareholders' equity under US GAAP	2,760,291	1,921,832

Reconciliation of statement of operations items

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Net loss for the period per Canadian GAAP	(2,584,577)	(11,722,608)	(5,114,221)
Difference in convertible debt accretion	58,503	60,615	-
Net loss for the period per US GAAP	(2,526,074)	(11,661,993)	(5,114,221)

Net loss per share - basic and diluted per
US GAAP	(0.10)	(0.49)	(0.30)

Weighted average number of common shares
outstanding - basic and diluted	26,230,119	23,788,927	17,256,697

Under Canadian GAAP, the fixed price conversion feature within the convertible debt described in Note 8 (a) was bifurcated based on its fair value at the date of issue and presented as equity creating an initial issue discount on the host debt instrument.  Under US GAAP, only the intrinsic value of the beneficial conversion option as at the date of issue of the convertible debt was bifurcated.

Reconciliation of consolidated statement of cash flows is not presented since there are no significant differences to report.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

24.

Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(c)

Additional disclosure required by US GAAP operations in a foreign country

The Company is subject to numerous risks relating to the conduct of business in a foreign country, including, without limitation, economic, political and currency risk.  Any of these risks could have a significant impact on the Company’s operations.

The Company’s subsidiaries, Aero Energy, LLC, Verde Resources Corporation and Mesa Wind Power Corp., are subject to U.S. tax.

Accounting for uncertainty in income taxes

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No 109, Accounting for Income Taxes.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The Interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  The provisions in FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit.  The Company’s assessment is that there is no impact on its consolidated financial statements.

(d)

New accounting pronouncements for US GAAP

(i)

Fair value measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 establishes a framework for measuring the fair value of assets and liabilities.  This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.  SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.  The Company is currently assessing the impact of SFAS 157 on the Company’s financial position and results of operations, but does not anticipate a material impact.

(ii)

The fair value option for financial assets and financial liabilities

In February, 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities.  SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS 159 on its financial position and results of operations, but does not anticipate a material impact.

Western Wind Energy Corp.

Notes to the consolidated financial statements

December 31, 2007

(Expressed in Canadian dollars)

24.

Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(d)

New accounting pronouncements for US GAAP (continued)

(iii)

SFAS No. 141 R, Business Combinations (“SFAS 141R”)

In November 2007, the FASB issued SFAS 141R which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.  SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the requirements of SFAS 141R and has not yet determined the impact on its financial statements.

(iv)

SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements (“SFAS 160”)

In November 2007, the FASB issued SFAS 160, Non-Controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.  SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity.  SFAS 160 are effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests.  All other requirements of SFAS 160 will be applied prospectively.  Management is currently evaluating the requirements of SFAS 160 and has not yet determined the impact on its financial statements.

(v)

SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”)

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133.  SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and their effect on an entity’s financial position, financial performance, and cash flows.  SFAS 161 is effective for the Company on February 1, 2009.  The Company is currently evaluating the impact that the adoption of SFAS 161 will have on its consolidated financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WESTERN WIND ENERGY CORP.

By:	“Jeffrey J. Ciachurski”
Jeffrey J. Ciachurski
CEO and Director

Dated this 30th day of June, 2008.