Form 20-F/A
period 2007-01-31
WESTERN WIND ENERGY CORP
filed 2009-04-21
CIK 1271131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of January 31, 2007: 24,119,705 Common Shares without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes☐	No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of Securities Exchange Act of 1934.

Yes☐	No☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 11 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes☒	No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicated by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

We filed our Annual Report on Form 20F for the fiscal year ended January 31, 2007 (the “2007 Annual Report”) with the Securities and Exchange Commission (the “SEC”) on November 26, 2007. As Exhibit 4.21 of the 2007 Annual Report, we filed a redacted version of a Settlement Agreement (the “Settlement Agreement”) dated September 28, 2007 and entered into between, among other parties, Western Wind and Pacific Hydro Pty Ltd., and indicated that an application for confidential treatment of the Settlement Agreement would be made in due course.

On December 12, 2007, we filed an application with the SEC for confidential treatment of the Settlement Agreement on the basis that, in part, certain information set out in the Settlement Agreement, if known to the general public, could cause an artificial fluctuation in our share price or otherwise unduly affect our share price. The terms of the Settlement Agreement set out, in part, that if our stock price reached a certain level, this event would trigger a process that would result in Pacific Hydro selling up to 6,000,000 of our common shares. In April 2008, Pacific Hydro sold all of the shares that it owned in our company to a group of institutional investors.

On March 6, 2009, the SEC requested certain additional information concerning our application for confidential treatment of the Settlement Agreement. Given that Pacific Hydro has sold all of the shares that it owned in our company, we have elected to withdraw our application for confidential treatment of the Settlement Agreement. As a result, we are submitting as an exhibit to this Amendment the Settlement Agreement in its entirety, without redactions.

Item 19. Exhibits

Exhibit
Number
4.21	Settlement Agreement between, among others, Western Wind Energy Corp. and Pacific Hydro Pty Ltd. dated September 28, 2007.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WESTERN WIND ENERGY CORP.

By:	“Jeffrey J. Ciachurski”
Jeffrey J. Ciachurski
CEO and Director

Dated this 20th day of April, 2009.