Form 20-F
period 2008-12-31
WESTERN WIND ENERGY CORP
filed 2009-05-06
CIK 1271131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008, or

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

(Address of principal executive offices)

Jeff Ciachurski (604) 685-9463

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None	Not applicable
(Title of Class)	Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value

                 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

                 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2008: 36,703,251 Common Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of Securities Exchange Act of 1934.

Yes ☐     No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No   ☐

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

U.S. GAAP ☐

International Financial Reporting Standards as issued by the             Other ☒

International Accounting Standards Board  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐   No ☒

TABLE OF CONTENTS

PART I

	NOTE ON FORWARD-LOOKING STATEMENTS	5

	USE OF CERTAIN TERMS	6

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	7
3.A.	Selected Financial Data	7
3.B.	Capitalization and Indebtedness	9
3.C.	Reasons for the Offer and Use of Proceeds	9
3.D.	Risk Factors	10

ITEM 4.	INFORMATION ON THE COMPANY	15
4.A.	History and Development	15
4.B.	Business Overview	17
4.C.	Organizational Structure	26
4.D.	Property and Equipment	27
4.E.	Unresolved Staff Comments	29

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
5.A.	Operating Results	30
5.B.	Liquidity and Capital Resources	41
5.C.	Research and Development, Patents and Licenses, Etc	41
5.D.	Trend Information	41
5.E.	Off-Balance Sheet Arrangements	42
5.F.	Tabular Disclosure of Contractual Obligations	42

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	43
6.A.	Directors and Senior Management	43
6.B.	Compensation	45
6.C.	Board Practices	46
6.D.	Employees	47
6.E.	Share Ownership	47

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	49
7.A.	Major Shareholders	49
7.B.	Related Party Transactions	49
7.C.	Interests of Experts and Counsel	50

ITEM 8.	FINANCIAL INFORMATION	50
8.A.	Consolidated Statements and Other Financial Information	50
8.B.	Significant Changes	51

ITEM 9.	THE OFFER AND LISTING	51
9.A.	Offer and Listing Details	51
9.C.	Markets	53

ITEM 10.	ADDITIONAL INFORMATION	53
10.A.	Share Capital	53
10.B.	Notice of Articles and Articles of Incorporation	53
10.C.	Material Contracts	54
10.D.	Exchange Controls	55
10.E.	Taxation	56
10.F.	Dividends and Paying Agents	62
10.G.	Statement by Experts	62
10.H.	Documents on Display	62
10.I.	Subsidiary Information	62

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	62
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	63
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	63
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
	PROCEEDS	63
ITEM 15.	CONTROLS AND PROCEDURES	63
ITEM 16.	[RESERVED]	65
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	65
ITEM 16B.	CODE OF ETHICS	65
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	66
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	67
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	67
ITEM 16F.	CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT	67
ITEM 16G.	CORPORATE GOVERNANCE	67
PART III
ITEM 17.	FINANCIAL STATEMENTS	67
ITEM 18.	FINANCIAL STATEMENTS	67
ITEM 19.	EXHIBITS	68

PART I

NOTE ON FORWARD-LOOKING STATEMENTS

Statements in this annual report that are not based on historical events are called “forward-looking statements” within the meaning of applicable U.S. and Canadian securities laws.  These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to our future market size, our business, and our future operating performance.  When the words “may”, “should”, “will” “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, and “project”, or the negatives of such terms or similar expressions are used, they are intended to identify forward-looking statements.  Forward-looking statements include, without limitation, statements regarding management’s expectations regarding our future operations; forecasts of future costs and expenditures; evaluation of market conditions; the outcome of legal proceedings; the adequacy of reserves; the ability of our company to redevelop older existing wind farms on a profitable basis; our expectation that we will develop projects in Ontario, Canada and the Caribbean; our belief that we maybe able to enter into joint ventures to mitigate risks in turbine purchases in the event that turbine availability decreases; our expectation that we will have all required transmission agreements for the Southern California Edison Vincent Substation by September 2009; management’s belief that the Windridge property can be repowered to deliver the full 4.5 MW of name plate capacity with new turbines that are within FAA height restrictions; our expectation that BLM (as later defined herein) approval of our POD (as later defined herein) at the Mesa Wind Farm (“Mesa”) will be obtained in 2009; our belief that green credits have the potential to evolve into a significant source of revenue; our plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities; our belief that incentives in our industry should have a positive long-term effect on our business and the wind energy industry in general; our expectation that our cash on hand and cash flow from Mesa will be sufficient to support our ongoing operations through the next twelve months and provide the cash required to bring Windstar to a bankable stage; our expectation that projects like Windstar and Mesa will be attractive to potential finance partners; management’s belief that full financing will be available to complete future development of the Windstar and Mesa projects; or other business plans.  You are cautioned that any such forward-looking statements are not guarantees that any of our projects or business operating units, divisions, subsidiaries, or affiliates will achieve any particular financial results.  Our actual results may differ from those contained in the forward-looking statements due to risks or uncertainties facing us or due to facts differing from the assumptions underlying our predictions.  Some of those risks and assumptions are set out under “Risk Factors” outlined elsewhere in this annual report and include, but are not limited to operating risks; environmental and weather changes; competitive risks; regulatory changes; the actions of foreign and domestic governments; employment risks; enforcement risks; legal risks; securities and financial risks; the development and availability of renewable energy technologies; compliance costs; our ability to make effective acquisitions and successfully develop and integrate new acquisitions; pricing and other political pressures; our ability to manage our growth successfully; our ability to finance the development or construction costs of building wind and solar farms; our ability to purchase electric generation equipment; our ability to obtain access to the transmission lines necessary to deliver the power we produce and sell; our ability to secure new power purchase agreements and to fulfill our obligations to utilities under our current agreements; equipment failure risks; our ability to continue as a going concern; our ability to hire and retain qualified personnel and contractors; and the ability of U.S. residents to enforce civil judgments against us in Canada.

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

USE OF CERTAIN TERMS

In this annual report, please note the following:

•

references to “we”, “our”, “us” or “Western Wind” mean Western Wind Energy Corp. and its subsidiaries, unless the context of the sentence suggests otherwise;

•

references to “U.S.” or “the U.S.” mean the United States of America;

•

references to “MW” mean megawatts;

•

references to “MWh” mean megawatt hours;

•

references to “kW” mean kilowatts;

•

references to “kWh” mean kilowatt hours; and

•

all references to monetary amounts are in Canadian dollars, unless otherwise indicated.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

3.A.

Selected Financial Data

The following table summarizes selected consolidated financial data for our Company, which was prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the year ended December 31, 2008, the eleven months ended December 31, 2007 and for each of the three fiscal years ended January 31, 2007.  Additional information is presented to show the difference that would result from the application of U.S. generally accepted accounting principles (“U.S. GAAP”) to our financial information.  For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 25 to our consolidated financial statements included in this annual report.  We obtained the information in the following tables from more detailed consolidated financial statements and related notes included in this annual report and the tables should be read in conjunction with such financial statements and the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects”.  All amounts are expressed in Canadian dollars.

Canadian GAAP

		Eleven months
	Year Ended(1)	ended(1)	Years Ended January 31,(1)
	Dec. 31, 2008	Dec. 31, 2007	2007	2006	2005

Revenues	$5,116,652	$4,264,759	1,594,440	Nil	Nil
Loss from continuing operations	($4,993,322)	($2,819,232)	($5,559,547)	($ 4,719,358)	($2,595,956)
Loss from continuing operations per share	($0.15)	($0.11)	($0.23)	($0.27)	($0.19)
Net loss	($2,269,275)	($2,584,577)	($11,722,608)	($5,114,221)	($2,913,059)
Net loss per share
Basic	($0.07)	($0.10)	($0.49)	($0.30)	($0.21)
Diluted	($0.07)	($0.10)	($0.49)	($0.30)	($0.21)

	As At December 31,		As At January 31.
	2008	2007	2007	2006	2005

Total assets	$30,263,139	$25,992,595	$30,574,515	$12,347,093	$3,794,839
Total Liabilities	$7,820,646	$23,223,670	$28,585,546	$875,090	$714,694
Shareholders' equity	$22,442,493	$2,768,925	$1,988,969	$11,472,003	$3,080,145
Paid-in-Capital (2)	$50,739,467	$31,414,824	$25,671,261	$23,904,785	$10,288,855
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, basic and fully diluted	32,544,125	26,230,119	23,788,927	17,256,697	13,924,833

(1)

The consolidated financial statements were prepared on a going concern basis that assumes we will be able to realize assets and discharge liabilities during the normal course of business.   On June 20, 2008, we closed a private placement for gross proceeds of $18 million and on June 23, 2008, we paid Pacific Hydro Ltd. approximately US$12.4 million as full settlement of the Mesa Loan (as later defined herein) and all outstanding interest.   Our continued operations depend, in part, upon our ability to complete the development and construction of wind energy projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to finance our development projects through project financing or possible joint ventures ..  See notes 1, 8 and 15 to the consolidated financial statements.

(2)

Paid-in-capital includes share capital, subscriptions receivable, contributed surplus, warrants and deferred share bonus expense.

U.S. GAAP

		Eleven months
	Year Ended(1)	ended(1)	Years Ended January 31,(1)
	Dec. 31, 2008	Dec. 31, 2007	2007	2006	2005

Revenues	$5,116,652	$4,264,759	$1,594,440	Nil	Nil
Loss from continuing operations	($4,984,688)	($2,760,729)	($5,498,932)	($4,719,358)	($2,595,956)
Loss from continuing operations per share	($0.15)	($0. 11)	($0. 23)	($0. 27)	($0. 19)
Net loss	($2,260,641)	($2,526,074)	($11,661,993)	($5,114,221)	($2,913,059)
Net loss per share
Basic	($0.07)	($0. 10)	($0. 49)	($0. 30)	($0. 21)
Diluted	($0.07)	($0. 10)	($0. 49)	($0. 30)	($0. 21)

	As At December 31,			As At January 31.
	2008	2007	2007	2006	2005

Total assets	$30,263,139	$25,992,595	$30,574,515	$12,347,093	$3,794,839
Total Liabilities	$7,820,646	$23,232,304	$28,652,683	$875,090	$714,694
Shareholders' equity	$22,442,493	$2,760,291	$1,921,832	$11,472,003	$3,080,145
Paid-in-Capital (2)	$50,739,467	$31,414,824	$25,671,261	$23,904,785	$10,288,855
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, basic and fully diluted	32,544,125	26,230,119	23,788,927	17,256,697	13,924,833

(1)

The consolidated financial statements have been prepared on a going concern basis that assumes we will be able to realize assets and discharge liabilities during the normal course of business.   On June 20, 2008, we closed a private placement for gross proceeds of $18 million and on June 23, 2008, we paid Pacific Hydro Ltd. approximately US$12.4 million as full settlement of the Mesa Loan and all outstanding interest. Our continued operations depend, in part, upon our ability to complete the development and construction of wind energy projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to finance development projects through project financing or possible joint ventures.  See notes 1, 8 and 15 to the consolidated financial statements.

(2)

Paid-in-capital includes share capital, subscriptions receivable, contributed surplus, warrants and deferred share bonus expense.

Currency and Exchange Rates

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), for the average exchange rates during such periods (based on the daily Noon Buying Rates) of the Canadian dollars into US dollars:

	Year Ended	Eleven months
		ended		Years Ended January 31,
	Dec 31, 2008	Dec. 31, 2007	2007	2006	2005

Average for period	$0.9372	$0.9431	$0.8805	$0.8331	$0.7762

The following table sets out the high and low exchange rates, based on the Noon Buying Rate as certified for customs purposes by the Federal Reserve Bank of St Louis for the conversion of Canadian dollars into U.S. dollars, for the following periods:

2009	High	Low
April	$0.8307	$0.7911
March	$0.8167	$0.7695
February	$0.8203	$0.7868
January	$0.8459	$0.7844
2008
December	$0.8360	$0.7710
November	$0.8694	$0.7782
October	$0.9428	$0.7727

On April 20, 2009, the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars was US$0.8102 per one Canadian dollar.  Unless otherwise specified, all references to currency in this annual report refer to Canadian dollars.

3.B.

Capitalization and Indebtedness

Not applicable.

3.C.

Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.

Risk Factors

Operating Risks

We have a history of losses.

We have accumulated net losses of $29,009,242 since incorporation through the year ended December 31, 2008, and we expect such losses to continue as we incur development costs and general and administrative expenses. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability. Our ability to achieve and maintain profitability depends on our decision to invest in development projects and may depend on our ability to construct or acquire wind farms, and to generate and sell electricity at a profit.  If we cannot achieve or maintain profitability, we may not be able to continue to absorb the resulting financial losses. If we continue to suffer financial losses, our business may be jeopardized and our investors may lose all of their investment in our shares.

Our ability to manage our growth successfully is crucial to our future.

We are subject to a variety of risks associated with a growing business.  Our ability to operate successfully in the future depends upon our ability to maintain our existing wind farms; to finance, develop, and construct future renewable energy projects, implement and improve the administration of financial and operating systems and controls; expand our technical capabilities and manage our relationships with landowners and contractors. Our failure to manage growth effectively could have a material adverse effect on our business or results of operations.

We may not be able to finance the development or the construction costs of building wind and solar farms.

We do not have sufficient funds from the cash flow of our operations to fully finance the development or the construction costs of building wind and solar farms.  Additional funds will be required to complete the development and construction of our projects, to find and carry out the development of new properties, and to pay the general and administrative costs of operating our business.  Additional financing may not be available on acceptable terms, if at all.  If we are unable to raise additional funds when needed, we may be required to delay development and construction of our wind farms, reduce the scope of our projects, and/or eliminate or sell some or all of our development projects.

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

We may not be able to secure new power purchase agreements, and we may not be able to fulfill our obligations to utilities under our current agreements.

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

Environmental damage may result from the development and operation of our wind and solar farms.  The construction of wind and solar farms involves, among other things, land excavation and the installation of concrete foundations.  Equipment, such as wind turbines located on farms, can be a source of environmental concern, including noise pollution, damage to the soil as a result of oil spillage, and peril to certain migratory birds and animals that live, feed on, fly over, or cross the property.  We are required to carry out reclamation work to return leased properties to their original state at the termination of the lease.  The costs to complete reclamation work and remove obsolete equipment may be significant.  In addition, environmental regulators may impose restrictions on our operations, which would limit our ability to obtain the appropriate zoning or conditional use permits for new renewable energy farms.  We may also be assessed significant financial penalties for any environmental damage caused on properties that are leased, and we may be unable to sell properties that are owned.  Financial losses and liabilities that may result from environmental damage could affect our ability to continue to do business.

Competitive Risks

Larger developers have greater resources and expertise in developing and constructing wind and solar farms.

We face significant competition from large power project developers, including electric utilities and large independent power producers, that have greater project development, construction, financial, human resources, marketing and management capabilities than our company.  They have a track record of completing projects and may be able to acquire funding more easily to develop and construct projects.  They have also established relationships with energy utilities, transmission companies, turbine suppliers, and plant contractors that may make our access to such parties more difficult.

Renewable energy must compete with traditional fossil fuel sources.

In addition to competition from other industry participants, we face competition from fossil fuel sources such as natural gas and coal, and other renewable energy sources such as hydro and geothermal.  The competition depends on the resources available within the specific markets.  Although the cost to produce clean, reliable, renewable energy is becoming more competitive with traditional fossil fuel sources, it generally remains more expensive to produce, and the reliability of its supply is less consistent than traditional fossil fuel. However, deregulation, legislative mandates for renewable energy, and consumer preference for environmentally more benign energy sources are becoming important factors in increasing the development of alternative energy projects. Also short term deceases in oil and gas prices don’t necessarily result in decreases in long term prices as evidenced by an increase in the California Public Utiilties Commisssion long term Market Reference Prices released in October 2008 despite significantly lower market natural gas prices in October 2008 compared to October 2007.

The wind energy industry in California is highly competitive since wind plays an integral role in the electricity portfolio in California.

Since wind plays an integral role in the electricity portfolio in California and wind energy requires a significant amount of land resource, the wind energy industry in California is highly competitive.  The placement of commercial wind farms is highly competitive as evidenced by the fact that, in California, most of the commercial wind power in California is generated in only three geographical areas:  Altamont Pass, Tehachapi Pass and San Gorgonio Pass.  Wind developers compete for leased and owned land with favorable wind characteristics, limited supply of turbines and contractors, and for purchasers and available transmission capacity in the high wind areas.  There is no guarantee that we will be able to acquire the significant land resources needed to develop projects in California.

Regulatory Risks

Our business is subject to significant government regulation and, as a result, changes to such regulations may adversely affect our business.

Although independent and small power producers may generate electricity and engage in wholesale sales of energy without being subject to the full panoply of state and/or provincial and federal regulation to the same extent as a public utility company, our operations are nonetheless subject to changes in government regulatory requirements, such as regulations related to the environment, zoning and permitting, financial incentives, and taxation.  The operation of wind and solar farms is subject to regulation by various U.S. and Canadian government agencies at the federal, state (or provincial) and municipal level.  There is always the risk of change in government policies and laws, including but not limited to laws and regulations relating to income, capital, sales, corporate or local taxes, and the removal of tax incentives related to our industry.  Changes in these regulations could have a negative impact on our profitability.  Currently, there are laws, regulations and financial incentives favorable to renewable energy producers, such as:

i)

renewable portfolio standards, which require that power purchasers obtain a specific percentage of their power requirements from renewable resources;

ii)

U.S. Production Tax Credit that provides a levelized value of approximately 2.1-cents per kilowatt-hour (kWh) federal tax benefit for the first ten years of a renewable energy facility's operation, indexed for inflation;

iii)

an option to elect a 30% investment tax credit or an equivalent cash grant from the US Department of Energy rather than the US Production Tax Credit; and

iv)

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

Enforcement Risks

U.S. residents who own common shares may not be able to enforce civil judgments in Canada.

U.S. investors’ ability to enforce civil liabilities under applicable U.S. federal and state securities laws may be adversely affected because we are organized under the laws of British Columbia, Canada and because most of our officers or directors are not residents of the U.S.  As a result, it may be difficult or impossible for U.S. investors to effect service of process upon us or our officers or directors within the U.S.  Realizing judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws against us or our officers or directors may be difficult.  Courts in Canada may not enforce: (i) judgments of U.S. courts obtained in actions against us or our officers or directors that are predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (ii) in actions filed in Canada against us or our officers or directors predicated upon such laws.

Securities Risks

Our share price is subject to significant fluctuations.

The trading price of our common shares could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of our business strategy, competition, financial markets, oil and gas prices and other fossil fuel prices or applicable regulations which may affect our business and other factors.

Our shares are only listed on the Toronto Stock Exchange (“TSX”), which could affect the ability of U.S. shareholders to resell their shares or may affect liquidity or price.

Our shares are listed on the TSX and are not listed for trading on any U.S. exchange or trading market.  Thus, U.S. holders of Western Wind shares may be required to trade such shares outside the U.S.  The absence of an active U.S. trading market could decrease the liquidity or price of the shares held by U.S. holders.

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

We are a “foreign private issuer” as defined in the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  As a result, we are exempt from certain provisions of the Exchange Act that apply to U.S. public companies, including:  (i) the rules requiring the filing with the Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership, trading activities and liability for insiders who profit from trades made in a short period of time.  As a result, you are not afforded the same protections or the same information that would be made available to you if you were to invest in a U.S. public corporation.

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

INFORMATION ON THE COMPANY

4.A.

History and Development of the Company

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

Our registered and records office is located at Suite 300 - 576 Seymour Street, Vancouver, British Columbia, Canada V6B 3K1; telephone: (604) 688-6775.  Our business address is Suite 1326 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.  Our web site is www.westernwindenergy.com.

We primarily develop, own, and operate wind and solar farms for the production of renewable energy.  In 2007, we began to explore the development of utility-scale solar energy projects.  We seek to purchase properties suitable for the development of wind and solar farms.  In addition, we acquire older existing wind farms that management believes can be redeveloped on a profitable basis and that generate cash flow prior to redevelopment.

As of December 31, 2008, our total consolidated assets were $30,263,139.  For additional information regarding revenues and sales, see “Item 3.  Key Information – Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

Capital Investments

During the past three fiscal years, our principal capital expenditures have been the acquisition of real property and producing wind energy assets.  We have acquired 1,110 acres in Arizona in 2006 for  $1,886,413, and 567 acres in California from 2006 to 2008 for $2,197,264. We also acquired two producing wind farms in California in 2006 with a combined capacity of 34.5 MW for $16,585,889.

Divestitures

During the past three fiscal years, the only significant divestitures of assets occurred on October 31, 2006 as a result of the termination of a power purchase agreement and leases for a project in New Brunswick, Canada, and on September 28, 2007 as a result of a Settlement Agreement with Pacific Hydro Ltd. (“Pacific Hydro”), which terminated the Steel Park Project in Arizona (the “Steel Park Project”), we transferred ownership of the turbines to Pacific Hydro. Pacific Hydro became a shareholder of Western Wind in 2006, provided a loan for the acquisition of Mesa and had agreed to co-develop the Steel Park Project with us. Pacific Hydro sold its shares in Western Wind as part of the Settlement Agreement to institutional shareholders in April 2008. See our Form 20-F for the eleven months ended December 31, 2007 for additional information on our relationship with Pacfic Hydro.

Public Takeovers

During the last fiscal year and to date, there have been no public takeover offers by third parties.

Important developments during the year ended December 31, 2008 and in 2009

Revenues

Our revenues increased 20% to $5,116,652 for the year ended December 31, 2008, from $4,264,759 for the eleven months ended December 31, 2007.  The increase was largely due to higher monthly electricity prices for our wind farms and, to a lesser extent, twelve months of production compared to eleven months of production during the prior fiscal year.

Ontario – Future Solar Projects

During 2008 and the first quarter of 2009, we made significant inroads into establishing a foothold in solar energy by entering into four conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, we paid deposits of $31,000 which are now nonrefundable as the local Transmission Line provider has inspected the properties and has provided site approval reports. Additional future payments of $3,604,000 are contingent on reaching certain development milestones. Title of the properties would not be transferred to us until the full purchase price has been paid.

Settlement Agreement with Pacific Hydro

On September 28, 2007, we entered into a settlement agreement with Pacific Hydro that provided for settlement of various lawsuits and the termination of the business relationship between the parties.  Pursuant to the settlement agreement and a subsequent amendment:

(a)

The common shares of  Mesa Wind Power Corporation (“Mesa Wind”) and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by April 28, 2008, which was extended by amendment to June 24, 2008 (the “Repayment Date”).  The loan was repaid a day early on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company, and

(b)

The early repayment of the Mesa Loan on June 23 , 2008 triggered a reduction of interest charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid and a reduction of the loan principal by US$3,000,000 (relating to an offsetting within the settlement) which was netted to $2,900,000 after taking into account an extension fee of $100,000.

Private Placement of Special Warrants

On June 20, 2008, we closed a brokered private placement of 6,315,800 special warrants (“Special Warrants”) at a price of $2.85 per Special Warrant for gross proceeds of $18,000,030. Each Special Warrant entitles the holder to receive, without payment of additional consideration, one unit (a “Unit”) of Western Wind. Each Unit is comprised of one common share of Western Wind and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of Western Wind at a price of $3.70 per share at any time on or prior to the close of business on June 20, 2010. In addition, we granted 442,107 broker’s warrants exercisable into Units at any time before June 20, 2010 at a price of $2.85 per Unit. The Units have the same terms as those issued to the subscribers in the private placement. The agents also received a cash commission equal to 7% of the gross proceeds of the offering.

On July 24, 2008, we filed a short form prospectus that qualified the distribution of common shares and warrants underlying the Units. Pursuant to this short form prospectus, 6,315,800 Special Warrants were converted on July 31, 2008 whereby we issued 6,315,800 common shares and 3,157,500 common share purchase warrants of Western Wind.  As stated above, each common share purchase warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010.

Team Developments

In July 2008, we hired a financial controller to our Vancouver, BC based administration team and we terminated our investor relations services agreement with Ascenta Capital Partners, entered into on March 28, 2007.   Since July 2008, our investor relations functions have been provided in-house.

Zoning of the Windstar Project

On April 9, 2009, we received a unanimous 4 – 0 vote from the Kern County Planning Commission approving the rezoning of land for our 120 megawatt Windstar Project.

4.B.

Business Overview

Renewable Energy Development

Western Wind is engaged in the acquisition, development and operation of utility-scale renewable energy generation projects, focusing on wind and solar energy, and selling the energy we produce at wholesale prices to regulated utility companies.  The components of a utility-scale wind farm include wind turbines, a power distribution system, control and maintenance facilities, and a transformer and substation that connect the farm with the utility power grid.  Solar farms use solar arrays, rather than turbines, but have much of the same equipment.

We have two operating wind energy facilities – the Windridge Wind Farm (“Windridge”) and  Mesa – and we have one wind energy project in the late stages of development – the Windstar Project.  We sell energy produced from Windridge and Mesa to Southern California Edison Company (“SCE”), generating gross revenues of approximately $5 million per year.

According to the American Wind Energy Association (“AWEA”), wind energy was the world's fastest growing energy source during most of the 1990s, expanding at annual rates ranging from 25% to 35%.  The AWEA estimates the global industry growth rate has averaged 29% over the five years from 2004 through 2008, with a growth rate of 28.8% in 2008.  Globally, over 27,000 MW of new wind capacity was added in 2008, 29% more than in 2007.  Current installed capacity worldwide at the end of 2008 was 121,000 MW, compared to 94,000 MW at the end of 2007.  The major contributing growth factors are: international concern about global warming and environmental degradation, interruptible and finite supplies of fossil fuels, perceived problems associated with nuclear power, a desire to attain energy independence, population growth, government incentives to develop renewable energy projects and, generally, a significant increase in demand for energy.

Principal Markets and Projects

Our operating facilities are located in, and our primary focus for development is on, southern California and Arizona, and we expect to develop projects in Ontario, Canada , and the Caribbean .  The majority of our projects under development are located in California and Arizona, where Western Wind controls approximately 28,200 acres through direct ownership, right of way grants, leases or exclusive building rights under letters of intent (see table below).

California has three major regulated investor-owned utilities and many municipal utilities, all of which are required by state law to have renewable sources of generation in their resource portfolios, whether generated or purchased.  Arizona and Ontario utilities have similar requirements.  Due to federal regulations requiring that transmission owners provide service on the same terms to all generators requesting service, known as “open access”, independent power producers, such as our comapny, are able to develop wind and solar energy projects in areas where such resources are most prevalent and sell power to anyone interconnected with the transmission grid in California.  California’s transmission grid is operated by a regional transmission organization (“RTO”), the California Independent System Operator (“CAISO”).  Other states belong to other RTOs.

Nearly all of commercial wind energy generation in California originates in three areas:  Altamont Pass, Tehachapi Pass, and San Gorgonio Pass.  Tehachapi Pass is one of the largest wind parks in the world, with over 5,000 wind turbines owned and operated by a variety of different entities.  Tehachapi Pass generates over 705 MW of nameplate capacity, the maximum rated output the turbines could produce according to the turbine manufacturer, producing over 1.4 billion kilowatt hours of electricity per year.  In Tehachapi Pass, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy generation in the area.  According to the AWEA, a wind speed of 7.5 meters per second and higher is an “excellent” wind resource.  In preparing models of the Tehachapi Pass wind energy potential, the CAISO uses 7.5 meters per second and its models have shown a capacity factor of 45%.  Capacity factors in Tehachapi Pass are in excess of 40% using modern wind turbines, compared to an estimated average 36% capacity factor for all 2007 U.S. installations, according to the AWEA.

In addition, California’s electricity rates are among the highest in the U.S. and, in November 2008, the governor of the State of California signed Executive Order S-14-08 requiring that California utilities reach a 33% renewable energy goal by 2020, exceeding the previous legislative mandate that electric utilities supply 20% of their total retail power sales from renewable resources by 2010.  According to CAISO, the renewable portfolio standard will require 8,000 MW of new wind generation, of which approximately 4,000 MW is expected to be developed in Tehachapi Pass.

We continue to purchase and lease Tehachapi Pass property because it is one of the most favorable regions for wind energy generation.

Operating Projects and Projects Under Development in California and Arizona as of December 31, 2008

Generating Facility/ Development Project	Development Stage	Nameplate Capacity (MW)**	Land Resource (acres)	State
Mesa	Producing	30	440 (Leased)	California
Windridge	Producing	4.5	191 (Owned)	California
Windstar Project	Late-stage development	120	1,605 (Owned) 485 (Leased)	California
Barstow Project	Early-stage development	100	3,300 (Leased)	California
Reef City	Early-stage development	40	1,200 (Option to lease)	California
Kingman	Mid-stage development	15	1,110 (Owned)	Arizona
Kingman Expansion	Early-stage development	200	19,051 (Leased)	Arizona
Howling Dog	Early-stage development	15	393 (Owned)	Arizona
Red Lake	Early-stage development	20	442 (Owned)	Arizona

**Estimated nameplate capacity for particular projects can increase or decrease based on the following risk factors: limiting construction factors, such as topography and geography; any future or unknown environmental uncertainties; changes in capital cost items; changes in projected operating and maintenance costs; ability to obtain project financing and market conditions in the debt and project equity markets; interest in power purchase entities to procure specific amounts of energy; changes in local zoning policies; and events of force majeure, such as earthquakes, landslides, etc.

Below we provide a discussion of our projects, highlighting significant recent developments.

Tehachapi Pass, California – Windstar

We own 1,605 acres of land in the Tehachapi Pass Wind Park. Parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned. Five meteorological towers have been erected to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of entities. Tehachapi Pass generates over 705 megawatts of name plated capacity and produces over 1.4 billion kilowatt hours of electricity per year. The Tehachapi mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area.  Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, we negotiated a power purchase agreement with SCE to supply the output from a 120 MW facility with a firm operation date of December 31, 2009. On June 30, 2008, we had a meeting with SCE to initiate negotiations for an amendment with SCE to change the price term due to changes in cost of turbines and financing resulting from the delays in CAISO/SCE’s processing of out interconnection application. Negotiations with SCE on an amendment are continuing with SCE that among other items, include provisions for a new letter of credit, new project development deadlines and a higher energy price.

We have executed interconnection and transmission service agreements for the Sagebrush Line.  We have also submitted all required applications for interconnection and transmission services to NextEra Energy Resources (formerly known as FPL Energy, LLC), the operator of the Wilderness Line.

We have submitted all required applications for interconnection services to the CAISO to deliver power to SCE’s Vincent Substation.  Due to delays in the processing of our interconnection request, we now expect to have all other required transmission agreements executed by September 2009.  In February 2009, the CAISO granted our request to extend the commercial operation deadline from December 31, 2010 to December 31, 2012 due to its delays in processing our interconnection request.

We expense the property carrying costs such as property taxes, liability insurance costs and mortgage interest and capitalize the wind farm development costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, power purchase and regulatory matters. We have capitalized $532,184 in construction-in-progress costs during the year ended December 31, 2008.

The completion of the project is dependent upon our ability to complete satisfactory wind, environmental and geotechnical assessments, to purchase and arrange delivery of wind turbines to meet completion deadlines, to renegotiate the electricity price in the power purchase contract with Southern California Edison, to obtain development and construction approvals and to raise sufficient debt and/or  equity capital to finance the construction of the project. The re-zoning of the land was approved by the Kern County Planning Commission  (the “Commission”) on  April 9, 2009 and the Kern County Board of Supervisors is expected to meet on June 2, 2009 to ratify the Commission’s re-zoning approval.

Tehachapi Pass, California – Windridge

We own Windridge which consists of 191 acres of land in Tehachapi, 43 Windmatic turbines, a substation, a collection system and an assignment of a Power Purchase Agreement with Southern California Edison expiring on December 7, 2014 to deliver the output from 4.5 MW of capacity.

We were exploring options to increase the generating capacity up to 12.5 MW and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so our Windridge expansion plans have been temporarily suspended.

The facility is currently operating below its rated capacity but management believes that the Windridge property can be repowered to deliver the full 4.5 MW of name plate capacity with new turbines that are within the FAA height restrictions.

San Gorgonio Pass, California – Mesa Wind Farm

We own Mesa, a 30 MW wind power project located in the San Gorgonio Pass near Palm Springs. The assets include a right-of-way on 440 acres of land owned by the Bureau of Land Management (“BLM”), a power purchase agreement with SCE, 460 wind turbines at capacity, a collection system, a substation, roads and a maintenance building. The electricity production over the last nine years has been approximately 60 million kWh per year.

Of the original 460 Vestas V15 turbines, approximately 430 turbines are operational and all operations and maintenance are subcontracted out to Airstreams Maintenance Corporation (“Airstreams”), an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

The BLM right-of-way expires on January 26, 2013 (the “Grant”), but grants the leaseholder the right to enter into a new 30 year right-of-way if the agreement is not in default.  We have completed a plan of development (“POD”), environmental and archaeological assessments required for the new 30-year right-of-way for a repower and expansion up to 50 MW.  A leading consultant was engaged for a wind assessment study that determined the siting of the wind turbines for the 50 MW Redevelopment Project. As an alternative to a repower and expansion of the entire wind farm, we are also considering repowering the existing 30 MW with fewer larger machines and using a portion of the right-of-way for a separate new 20 MW wind power project. On April 8, 2009, the U.S. Fish and Wildlife Service issued its biological opinion (“Biological Opinion”) imposing mitigation measures upon which the incidental take permit for the desert tortoise relies.  Based on the Biological Opinion, BLM can complete its environmental assessment and we expect that it will be posted for the required 30-day comment period in the near future. After the 30-day comment period, BLM can approve our POD, at which point, we will determine whether to have two separate projects or a single large project. We had expected the BLM to approve our POD by August 2008; however, due to delays in the completion of the Biological Opinion, the BLM approval is expected in 2009.

The Power Purchase and Interconnection Agreement (“PPA”) with SCE provides for the sale of electricity on an “as available” basis at SCE’s short-run avoided cost.  The PPA expires on June 22, 2010; however, we have the ability to extend the existing 30 MW PPA, pending the California Public Utilities Commission’s (“CPUC”)  approval of a new standard offer contract.  Upon CPUC approval of SCE’s new standard offer contract, we will be required to enter into the new standard offer contract or to participate in SCE’s annual request for bids for renewable energy (“RFP”), or find other purchasers. As part of our repower/expansion plans, we submitted a bid for a new 20 MW project to SCE in response to its 2007 RFP.  Our initial bid was accepted by SCE and short-listed. To continue negotiations, we provided SCE a US$90,000 letter of credit to secure our performance.  On June 26, 2008, SCE rejected our bid and, in January 2009, released the letter of credit.  Once we obtain our new BLM right-of-way grant and determine whether to proceed with two separate projects or a single larger project, we will determine whether to enter into SCE’s standard offer contract or to participate in its annual RFP.

As of December 31, 2008 we have capitalized $143,612 in construction-in-progress costs related to these activities.

Kingman, Arizona

The Kingman Project is a 15 MW project fully zoned for wind energy on 1,110 acres owned by our company in Kingman, Arizona. In addition, we lease an adjacent 19,051 acres of land from BLM and are assessing development of a wind farm with up to 250 MW of generating capacity.  We have installed meteorological towers on the property, and other due diligence activities are required to be completed in order to finalize development plans.  The right-of-way is for three years with an option for an additional 30 years.

California - Barstow Project

In December 2007, we secured a new 100 MW wind and solar energy site near Barstow.  After reviewing our environmental and cultural surveys of the area for the installation of meteorological towers, BLM issued an environmental assessment and, effective April 2, 2009, a three-year grant authorizing us to install two towers. We anticipate completing the tower installations by the 2009 third quarter.

If we determine that the wind resource is sufficient to justify developing a wind farm project, we would conduct the required environmental surveys to install wind turbines and associated electrical equipment, and apply for a commercial right-of-way grant from the BLM for approximately 3,300 acres.  We are first in the queue to obtain a commercial right-of-way. This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission.

Ontario, Canada – Early Stage Solar Projects

In 2007, we began developing solar energy projects in Ontario, Canada.  Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient capacity.  Such eligible projects are then paid a standard price of $420.00 per MWh, often known as a “feed-in” tariff.  We have submitted applications for interconnection and transmission service for five proposed 10 MW solar energy projects and have conditionally secured land for 4 projects.

During 2008 and the first quarter 2009, we entered into four conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, we paid deposits of $31,000 which are now nonrefundable as the local Transmission Line provider has inspected the properties and has provided site approval reports. Additional future payments of $3,604,000 are contingent on reaching certain development miletones. Title of the properties would not be transferred to us until the full purchase price has been paid.

New Projects

As part of our California initiative, we entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms.  These potential projects are at an early stage of development.  We are carrying out preliminary due diligence to determine the feasibility of these sites for wind and/or solar energy development, and if feasible, acquiring the land by purchase or lease.

Strategic Considerations

General

We acquire and develop sites or existing wind farms based on the following criteria:

•

Satisfactory wind and/or solar resources to justify a commercial renewable energy facility;

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

•

Projected electricity prices; and

•

Growing demand for electricity.

We have internal consultants as well as third party consultants who are experienced in assessing wind resources, completing the necessary development programs to build wind farms and perform development activities.

Our primary efforts are focused on developing our properties in California and Arizona since these states have renewable energy portfolio standards and relatively high energy prices.  Our secondary focus is on other high energy price jurisdictions such as Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Cost to build

The key costs required to develop sites include: engineering, the purchase and delivery of turbines, road construction, installation of interconnection and collection systems, construction of wind turbine foundations, and other construction costs.  As a small producer, purchasing wind turbines at favorable rates is difficult and, in certain instances, larger competitors may have committed to purchase available turbines. However, in the current economic environment, the availability of turbines has improved and therefore any advantages larger competitors have over turbine purchases have reduced.  If turbine availability declines, we may have the ability to enter into a joint venture with another competitor in order to mitigate any risks in turbine purchases.

Revenue Sources and Seasonality

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

Some of our power purchase agreements provide for pricing based on variable Short Run Avoided Cost (“SRAC”) prices which are influenced by oil and gas prices.  As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.

Competition

Wind and solar energy take a large land base and good wind or solar resources.  Given these constraints and the increasing focus on renewable energy to offset the environmental problems caused by fossil fuels, the wind and solar energy industries are highly competitive.  Since a significant land base in high wind and solar areas is key to success, we focus our competitive strategy on purchasing and leasing land in areas that have already been tested for a high wind resource.  Often, these areas are also high solar resource areas.  By focusing on obtaining the land resources in desirable geographic areas first, we have the ability to test the resource in multiple areas concurrently and to concurrently develop multiple projects.  This is particularly true in California, where there is now a target of 33% renewable energy by 2020, requiring regulated utilities serving the state of California to purchase significant renewable energy.

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

Arizona and California are primarily served by large utilities, such as Southern California Edison Company, Pacific Gas & Electric Company, San Diego Gas & Electric Company, Arizona Public Service Company (“Arizona Public Service”) and Tucson Electric Power Company.  All of these companies have non-regulated subsidiaries or sister companies that develop generating facilities.  In addition, utilities from other states and countries have established large wind energy generating companies, such as Florida Power & Light Company, enXco, Inc. and PPM Energy, Inc. (now part of a large Spanish renewable company, Iberdrola Renovables, S.A.).

Financing Strategies

Western Wind plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities.  These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the U.S., power project financings can use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by our company or its subsidiaries.  The value of the tax losses resulting from accelerated depreciation and the 2009 economic stimulus program’s 30% grant from the US Department of Energy (or the value of tax credits, such as the Federal Production Tax Credits of approximately US$0.021 per kWh or a 30% investment tax credit), can represent a significant portion of the value of a renewable energy project.

Our primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.  The highest return on a developer’s investment is expected to come from a financing package consisting of the new 30% US Department of Energy grant, project debt and tax equity.

Technology

Turbine technology is considered a “mature” technology.  It has evolved significantly since the 1980's, eliminating much of the technological risks that may be associated with other less developed renewable power technologies.  Wind turbines are larger and capable of generating electricity in a variety of climatic conditions with varying wind speeds.

Due to the downturn in the global economy and the difficulty of obtaining financing, the demand for turbines and related electronic equipment has decreased, causing prices and ordering lead times to decrease.

While solar technology may not be as “mature” as wind turbine technology, photovoltaic has a proven track record and concentrated solar power is gaining ground with research and development efforts by the U.S. Department of Energy and other industry participants.  However, more utility-scale projects are required to advance the solar energy industry to the level of the wind energy industry. In addition, the lack of consistent interconnection rules, net metering, and utility rate structures provide barriers to developing the technology.

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

In California, deregulation legislation, such as the Assembly Bill 1890 and the Renewable Energy Program, were implemented in the mid-1990's to encourage the development of renewable power generation projects through various incentives.  In addition, Assembly Bill 995 and Senate Bill 1038 were passed to further facilitate the development of renewable resources.  In November 2008, the governor of the State of California signed Executive Order S-14-08 requiring that California utilities reach a 33% renewable energy goal by 2020, exceeding the previous legislative mandate that electric utilities supply 20% of their total retail power sales from renewable resources by 2010.

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

The Federal Energy Policy Act of 2005 provided further benefits to independent power producers by requiring transmission companies to provide access to third parties at a reasonable price. On October 3, 2008, the President of the United States signed the Emergency Economic Stabilization Act of 2008 into law. This legislation contains a number of tax incentives designed to encourage both individuals and businesses to make investments in solar energy, including an eight-year extension of the business solar investment tax credit (“ITC”). The ITC is a 30% tax credit on solar property effective through December 31, 2016. The American Recovery and Reinvestment Act of 2009 further extended the US$0.021/kWh Production Tax Credit (“PTC”) through December 31, 2012, and provides an option to elect a 30% ITC or an equivalent cash grant from the US Department of Energy.

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

International treaties and protocols, such as the Kyoto Protocol, have significantly impacted the development and implementation of renewable energy technologies.  Certain countries and regions also have established emission trading programs.  Under emission trading programs, utilities and factories are permitted to produce a certain level of emissions.  If such an entity produces fewer emissions than its allotment, the entity may sell its excess allotment to parties exceeding their emissions allotments.  To date, these mechanisms are at an early stage of development within the U.S. and Canada.  Credit trading provides the potential for creating additional income for renewable energy producers, rationalizing of electricity prices for utilities and reducing the overall retail price for green power.

Management believes that increasing emphasis on green technologies and governmental incentives in our industry should have a positive long-term effect on our business and the wind energy industry in general.

4.C.

Organizational Structure

Western Wind and its subsidiaries

Western Wind Energy Corp. is a parent company and not part of any group.  We conduct our business through our wholly owned subsidiaries, which are as follows:

i)

Western Wind Energy US Corporation (formerly known as Verde Resources Corporation) (“Western Wind US”) was incorporated in Arizona on August 8, 2001;

ii)

Aero Energy, LLC (“Aero Energy”) was organized in California on February 26, 2002;

iii)

Eastern Wind Power Inc. (“Eastern Wind”) was incorporated in the Province of New Brunswick, Canada on July 10, 2002 and is now an inactive entity;

iv)

Mesa Wind was incorporated in Delaware and merged with PAMC Management Corporation (“PAMC”), a Colorado corporation, with PAMC as the surviving entity, effective July 25, 2006.  PAMC subsequently changed its name to Mesa Wind Power Corporation;

v)

Western Solargenics, Inc. (“Solargenics”) was incorporated in the Province of British Columbia, Canada on August 10, 2007.

Our wind energy projects are developed through Western Wind US and its subsidiaries.  Our solar energy projects will be developed through Solargenics.  Our land purchases are made primarily through Aero Energy.

Western Wind’s Personal Teams

To ensure performance as we grow, we staff our teams with people who have multiple skills and industry knowledge and expertise.  We expand and create our management and development teams as the need arises.  Currently, our teams focus on the following areas:

•

Management (including Regulatory Affairs and Investor Relations)

•

Development

•

Operations and Maintenance

Our Management Team consists of Jeffrey J. Ciachurski, CEO; Chris Thompson, Chief Financial Officer; and T. Alana Steele, General Counsel and outside counsel as required. Alana Steele brings over 15 years of experience in the energy industry.

Our Development Team consists of J. Michael Boyd, Steve R. Mendoza, George W. Salama, Cash Long, and Rodney L. Dees, Senior Vice President, Project Development and Construction.  Mr. Dees is a wind energy construction executive who has directly managed the construction of over 1,000 MW of wind energy projects throughout the world, including projects for Zond Wind Systems, Cannon Wind Power, Enron Wind Systems, and GE Energy.

Our Operations and Maintenance Team is outsourced to Airstreams Maintenance Corporation (“Airstreams”), an independent company with extensive experience in operating and maintaining wind farms and overhauling wind turbines.  Airstreams’ subsidiary, Airstreams LLC, currently operates and maintains the Company’s two operating wind farms.

4.D.

Property and Equipment

As at December 31, 2008, our property and equipment assets were as follows:

		Accumulated	Net
	Cost	Depreciation	Book Value
Mesa
Generating Facility	$18,981,222	$6,146,779	$12,834,443
Vehicles	412,475	94,980	317,495
	19,393,697	6,241,759	13,151,938
Windridge
Land	568,509	-	568,509
Generating Facility	638,536	117,595	520,941
	1,207,045	117,595	1,089,450
Land
California (Windstar Project)	4,276,656	-	4,276,656
Arizona	2,229,139	-	2,229,139
	6,505,795	-	6,505,795
Meteorological towers	169,317	144,156	25,161
Furniture and equipment	129,075	37,570	91,505
Total	$27,404,929	$6,541,080	$20,863,849

Tehachapi Pass, California

From 2002 to 2008, we purchased 1,605 acres of land in Tehachapi Pass, California for $4,276,656 for the Windstar Project.  We erected meteorological towers costing $146,248 on some of these properties to assess the wind characteristics.  The mortgages to finance certain property acquisitions require monthly payments of approximately $7,000, including interest at rates from 6.5% to 8.0%, with maturities of 1.5 years to 7.5 years.

We acquired the 4.5 MW Windridge wind farm, which includes 191 acres of land, on February 17, 2006 for the purchase price of  $952,133 (US$825,000) plus a further $98,097 (US$84,999) in environmental, surveying and legal fees incurred in connection with the purchase.  We granted a mortgage to the vendor of Windridge to secure repayment of a promissory note in the amount of US$275,000 (“Windridge Acquisition Loan”).  The promissory note is convertible into common shares, at the option of the vendor, at a price of US$1.40 per share.

The allocation of Windridge’s purchase price is as follows:

Land	$568,509
Generating facilities	447,098
Power purchase agreement	34,623
$1,050,230

We are required to pay property taxes on our real estate holdings. For the year ended December 31, 2008 property taxes were approximately $30,000.

Palm Springs, California

We acquired shares of the 30 MW Mesa wind farm on July 25, 2006, and the cost base for tax purposes is less than the fair value of the purchased assets, we recorded a future income tax liability of $5,945,238 (US$5,180,927).  At the acquisition date, we assumed an asset retirement obligation of $953,704 (US$810,284).  As at December 31, 2008, we capitalized $143,612 in construction-in-progress costs related to Mesa Wind’s activities.

The allocation of Mesa Wind’s purchase price at the date of acquisition is as follows:

Generating facilities	$17,729,145
Land right of way	420,980
Goodwill	4,249,198
Power purchase agreement	34,242

22,433,565

Less
Future income tax liability	(5,945,238)
Asset retirement obligation	(953,704)
15,534,623
Cash	1,036
$15,535,659

Mesa Wind has the exclusive right until January 26, 2013, and the right to extend for another 30 years way if the existing right-of-way is in good standing, to use 440 acres of land owned by the BLM near Palm Springs, California for a wind energy development facility.  The annual lease payments and property taxes are approximately $94,000 and $188,000 per year, respectively.

We have entered into agreements to purchase four vehicles and one crane used in the operation of Mesa. At December 31, 2008, the outstanding balance related to these finance contracts amounted to $271,967.

Arizona

We purchased 442 acres of land in the Quail Springs area for $172,313 and 393 acres of land near Springerville,Arizona for $170,412.  We erected meteorological towers on these properties and continue to assess the wind characteristics.  We are also investigating other potential uses for these properties.

We purchased 1,110 acres of land near Kingman, Arizona for $1,886,413 on December 5, 2006 for the development of the Steel Park Project and for commercial uses. The land was pledged as security for a mortgage of US$412,500 which was repaid in July 2008.

After Pacific Hydro’s withdrawal from the Steel Park Project, we were unable to meet our commitment to Arizona Public Service to complete the project by March 31, 2007.  We consequently wrote off our $5,013,722 investment in the Steel Park Project during the year ended January 31, 2007.  During the year ended December 31, 2008,  $2,846,235 was recovered (eleven months ended December 31, 2007 - $10,443).  We continue to own the land and certain electrical equipment related to the Steel Park Project.

We were granted a land right-of-way with the BLM for three years for the right to use 19,051 acres near Kingman, Arizona for the development of a wind farm. Annual payments for the use of the property amount to $29,000 per year. Our company is required to provide environmental reports to the BLM prior to the installation of meteorological towers on the property. If satisfactory due diligence is completed on the property, our company will enter in to a 30 year right-of-way agreement.

ITEM 4.E.

UNRESOLVED STAFF COMMENTS

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the twelve months ended December 31, 2008, the eleven months ended December 31, 2007, and the year ended January 31, 2007 contain forward-looking statements.  See “Note on Forward-Looking Statements” in Part I.  Our financial statements included in the annual report were prepared in accordance with Canadian GAAP.  For a reconciliation of our financial statements included in this annual report to U.S. GAAP, see Note 25 to the financial statements.  Historical results may not be indicative of future performance.

Overview

Our principal business is the development and operation of renewable energy generation plants and the sale of energy.  We own two operating wind farms:  Windridge in Tehachapi Pass, California and Mesa near Palm Springs, California.  We are developing, or have interests in, other wind energy projects in California and Arizona.  We have purchased or leased land and carried out meteorological, environmental, geotechnical, permitting and zoning work to further the use of these properties for wind and solar farms.

5.A.

Operating Results

Results from Continuing Operations

Year ended December 31, 2008 vs. Eleven months ended December 31, 2007

Revenue

		Eleven months
	Year ended	ended
	December 31,	December 31,
	2008	2007	Variance $	Variance %
January 2008
Production Mwh	3,263		3,263
Price/Mwh	$69.77
Sales	$227,632		227,632
February to December
Production Mwh	50,316	56,182	(5,866)	-10%
Price/Mwh	$93.15	$71.24	$21.90	31%
Sales	$4,686,864	$4,002,623	$684,241	17%
Energy production for the fiscal year	$53,579	$56,182	$(2,603)	-5%
Price/Mwh	$91.73	$71.24	$20.48	29%
Energy sales for the fiscal year US$	$4,914,496	$4,002,623	$911,873	23%
Exchange Rate	1.0411	1.0655	$(59,980)	-2%
Energy sales for the fiscal year C$	$5,116,652	$4,264,759	$851,893	20%

For the year ended December 31, 2008, the Mesa and Windridge wind farms generated a total of 53,578 MWh and revenues of US$4,914,496 (average price of US$92 per MWh). The production of 50,316 MWh for the eleven months ended December 31, 2008 was 5,866 MWh (10%) less than production of 56,182 MWh of electricity for the comparative eleven months in 2007 primarily due to the average wind speeds being below the historic average and 1% fewer average turbines in operation. The lower production was more than offset by a 31% increase in average price which resulted in a 17% increase in revenues for the comparable period. The change in year end from January 31 to December 31 added January 2008 revenues of $227,632 but this was partially offset by a $59,980 foreign exchange effect due to a stronger US dollar relative to the Canadian dollar in 2007 compared to 2008.

Cost of sales

Cost of sales include operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities.

Cost of sales increased 21% to $1,859,104 for the year ended December 31, 2008 ($154,925 per month) and was 36% of revenues compared to $1,561,483 for the eleven months ended December 31, 2007 ($141,953 per month) ended and 37% of revenues in the comparative period. The average monthly increase was due to increased labor costs, fuel costs and the sourcing of replacement parts. Also several storms at the beginning of the year caused some turbine damage that led to costly repairs. The number of turbines operational at Mesa as at December 31, 2008 was 426 up from 416 as at December 31, 2007.

General and administration

General and administration costs were $4,176,487 for the year ended December 31, 2008 and similar to $4,160,045, for the eleven months ended December 31, 2007 but the 2008 average cost of $348,041 per month was down 8% from the average monthly cost of $378,186 per month during the previous fiscal period as detailed below.

		Eleven months
	Year ended	ended
	December 31,	December 31,	Variance
	2008	2007
Professional fees	$1,094,809	$1,691,557	$(596,748)
Consulting and directors' fees	551,991	602,834	(50,843)
Stock based compensation	938,077	812,725	125,352
Travel and automotive	548,037	342,893	205,144
Management fees	390,000	315,420	74,580
Advertising and promotion	209,642	144,445	65,197
Office and secretarial	386,162	112,641	273,521
Finance costs	-	89,250	(89,250)
Regulatory fees	57,769	48,280	9,489
	$4,176,487	$4,160,045	$16,442

Professional fees were high in 2007 due to higher audit fees, legal fees to defend against law suits, legal and accounting costs related to the completion of 2006 and 2007 regulatory filings, the restatement of the financial statements for the year ended January 31, 2006, fees for transfer pricing and tax planning and higher January 31, 2007 audit costs than the amounts that were earlier estimated. The 2008 professional fees averaged approximately $172,000 for the first, third and forth quarters but were over $600,000 in the second quarter due to approximately $400,000 in costs to engage our primary US law firm for assistance in the negotiation and preparation of a draft  purchase option agreement and a loan agreement between our company and a large US utility. These agreements were not executed and the discussions have been terminated.

The travel and automotive increase was primarily due to significantly higher travel relating to the refinancing of the Mesa Loan, the ongoing efforts to finance the Windstar Project, various solar initiatives and the attendance at numerous investor conferences to increase market awareness of the Company’s prospects which helped with the $18 million financing that closed in June 2008.

Management fees increased pursuant to a new consulting contract with our Chief Executive Officer.

The office and secretarial costs increased primarily due to the establishment of a corporate head office in Vancouver and the addition of two full time employees to improve communication and internal controls.

Project development

		Eleven months
	Year ended	ended
	December 31,	December 31,	Variance
	2008	2007
Consulting fees	$770,595	$395,166	$375,429
Stock based compensation	527,376	172,959	354,417
Project costs	289,660	362,169	(72,509)
Travel and automotive	238,206	48,492	189,714
Office and secretarial	50,752	8,734	42,018
	$1,876,589	$987,520	$889,069

All project development categories except direct project costs more than doubled as we entered into new contracting arrangements in late 2007 including stock options for individuals that bring construction, electrical, legal, finance and project management expertise to us as we embark on the construction and development of our wind and solar projects.

Direct project costs decreased due to a $219,000 research report on the Republic of India wind industry in 2007 that was not continued in 2008.

Amortization

Amortization was $2,418,012 for the year ended December 31, 2008, up from $2,163,295 for the eleven months ended December 31, 2008 reflecting monthly averages of $201,501 and $196,663, respectively.

Asset retirement obligation

The Mesa acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa land owner. The grant of right-of-way requires the turbines and foundations be removed at the termination of the lease in 2013. At the date of acquisition we provided for an asset retirement liability of $924,858 and accreted the liability by $76,296 to further increase the asset retirement liability as at January 31, 2007. For the eleven months ended December 31, 2007, there was a further accretion of $63,232 but the cost base of the asset retirement obligation was reduced to $926,362 due to a stronger Canadian dollar.  For the year ended December 31, 2008, there was a further accretion of $68,936 but the cost base of the asset retirement obligation was increased to $1,222,898 as at December 31, 2008 due to a stronger US dollar.

Interest and accretion on long term debt

Interest and accretion on long term debt for the year ended December 31, 2008 was a net recovery of $109,784 compared to an expense of $1,999,559 for the eleven months ended December 31, 2007 due to a retroactive reduction in the interest rate on the Pacific Hydro loan from LIBOR + 6% to LIBOR + 2.25% triggered by the June 2008 repayment of the loan before the agreed repayment date.

 Foreign exchange gain (loss)

We incurred a foreign exchange loss of $581,819 for the year ended December 31, 2008 due primarily to a change in the US exchange rate from 0.9913 at December 31, 2007 to 1.0189 at the Mesa loan repayment date of June 23, 2008 which increased the approximately US$15.6 million carrying value of the Mesa Loan principal and accrued interest.  The stronger US dollar also increased the net carrying value of other US dollars accounts payables and loans for the acquisition of Windridge and real estate in Tehachapi and Arizona.

The foreign exchange gain of $2,964,140 for the eleven months ended December 31, 2007 was due to the increase in the value of the Canadian dollar as at December 31, 2007 of 0.9913 compared to January 31, 2007 of 1.177 which decreased the approximately US$15.6 million carrying value of the Mesa Loan principal and accrued interest which was repaid in June 2008.

The major US operations of Mesa are considered self-sustaining and the gain in value will be deferred until our net investment in those operations is disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive income (loss) (“AOCI”) in shareholders’ equity. At December 31, 2008, the accumulated currency translation gain for this self sustaining investment amounted to $712,268 reflecting a gain of $2,618,200 during the year ended December 31, 2008 compared to an accumulated currency translation loss of $1,905,932 as at December 31, 2007.

Income (loss) on discontinued operations

             Recovery on discontinued operations was $2,724,047 for the year ended December 31, 2008 compared to a recovery of $234,655 for the eleven months ended December 31, 2007. The recovery was primarily due to the repayment of the Mesa Loan before the agreed upon repayment date of June 24, 2008, which triggered a reduction of the loan principal by US$3,000,000 as compensation for the Steel Park asset allocation relating to the discontinuation in 2007 of that project. The gain was partially offset by a Mesa Loan extension fee of US$100,000 and the third quarter accounts payables settlement.

Comprehensive gain

            The net loss for the year ended December 31, 2008 was $2,269,275 but this was more than offset by the currency translation adjustment of the self-sustaining subsidiary of $2,618,200 resulting in a net comprehensive gain of $348,925 compared to a net comprehensive loss of $4,963,607 for the eleven months ended December 31, 2007.

Eleven months ended December 31, 2007 vs. Year ended January 31, 2007

Revenue

On February 18, 2006, we acquired the 4 MW Windridge wind farm and on July 25, 2006, we acquired the 30 MW Mesa wind farm.

For the eleven months ended December 31, 2007, Mesa generated 54,614 MWh and revenues of US$3,894,355 (average price of US$71 per MWh), compared to 18,744 MWh of electricity and revenues of US$1,318,045 (average price of US$70 per MWh) for the period from the date of acquisition to January 31, 2007.

For the eleven months ended December 31, 2007, Windridge generated 1,611 MWh of electricity, up 11% from 1,448 MWh for the year ended January 31, 2007 despite a slightly shorter period of operations of 11 months compared to 11.4 months during the previous period. Revenues of US$110,930 (average price of $69 per MWh) for the eleven months ended December 31, 2007 were up 33% from US$83,537 (average price of $58 per MWh) for the year ended January 31, 2007.

The combined Canadian dollar revenues for the eleven months ended December 31, 2007 were $4,264,759, an increase of 167% from $1,594,440 for the year ended January 31, 2007. The significant increase in electricity volume and revenue was partly due to higher monthly production levels and electricity prices for both wind farms but primarily due to the acquisition of Mesa in July 2006.

Cost of sales

Plant operating costs include operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities.

For the eleven months ended December 31, 2007, the operations and maintenance expenses totalled $1,561,483 and were 37% of revenues compared to $1,110,750 and 70% of revenues in the comparative period. The costs incurred in the previous operating period were lower due to the acquisition of  Mesa part way through the year in July 2006 but the costs as a percentage of revenues were considerably higher due to the remediation and repair expenditures conducted in 2006 at Mesa to bring the number of operating turbines from a low of 365 at the time of the acquisition up to a high of 426 by March 2007.

General and administration

General and administration costs were $4,160,045 for the eleven months ended December 31, 2007, up $1,041,189 (33%) from $3,118,856 for the year ended January 31, 2007.  The eleven months ended December 31, 2007 average cost of $378,186 per month was up 46% from the average monthly cost of $259,905 per month during the previous fiscal period as detailed below.

	Eleven months
	ended	Year ended
	December 31,	January 31,	Variance
	2007	2007
Professional fees	$1,691,557	$1,013,673	$677,884
Consulting and directors' fees	602,834	331,147	271,687
Stock based compensation	812,725	424,398	388,327
Travel and automotive	342,893	237,245	105,648
Management fees	315,420	651,803	(336,383)
Advertising and promotion	144,445	167,589	(23,144)
Office and secretarial	112,641	128,427	(15,786)
Finance costs	89,250	142,014	(52,764)
Regulatory fees	48,280	22,560	25,720
	$4,160,045	$3,118,856	$1,041,189

Professional fees were high for the eleven months ended December 31, 2007 due to higher audit fees, legal fees to defend against law suits, legal and accounting costs related to the completion of 2006 and 2007 regulatory filings, the restatement of the financial statements for the year ended January 31, 2006, fees for transfer pricing and tax planning and higher January 31, 2007 audit costs than the amounts that were earlier estimated.

Consulting and directors’ fees increased 92% for the eleven months ended December 31, 2007 due to new contracting arrangements with individuals that bring additional legal and financial expertise to our company; an increase in the monthly fee for the existing contractors and directors and the hiring of a computer consultant to complete a computer forensic analysis for one of the law suits.

Stock based compensation also increased 92% for the eleven months ended December 31, 2007 compared to the year ended January 31, 2007 due to a 100% increase to 1,750,000 in the number of stock options granted for the eleven months ended December 31, 2007 compared to 875,000 in the previous period. The majority of the additional stock options were granted to consultants new to our company during the period.

The travel and automotive increase of 44% for the December 2007 period was primarily due to trips associated with the settlement of the Pacific Hydro law suit.

Management fees were higher during the year ended January 31, 2007 due to a $234,080 bonus accrual for our company shares issued in November 2007 to our Chief Executive Officer compared to a bonus accrual of $67,920 for the eleven months ended December 31, 2007 for the same bonus shares.

Project development

Project development costs were $987,520 for the eleven months ended December 31, 2007, up 7% from $926,912 for the year ended January 31, 2007 but the average cost of $89,775 per month for the eleven months ended December 31, 2007 was up 16% from the average monthly cost of $77,243 per month during the previous fiscal period as detailed below.

	Eleven months
	ended	Year ended
	December 31,	January 31,	Variance
	2007	2007
Consulting fees	$395,166	$554,523	$(159,357)
Stock based compensation	172,959	65,093	107,866
Project costs	362,169	184,804	177,365
Travel and automotive	48,492	66,208	(17,716)
Office and secretarial	8,734	56,284	(47,550)
	$987,520	$926,912	$60,608

Consulting fees were higher during the year ended January 31, 2007 due to a $100,000 bonus accrual for shares issued in November 2007 to a development consultant and who also serves as a director of our company compared to a bonus accrual of $16,000 for the eleven months ended December 31, 2007 for the same bonus shares. Also there were three additional development consultants added in November 2007. There was also $84,000 of fees paid to a consultant in the January 2007 period for the rezoning for the Kingman, Arizona property for the future development of a wind energy facility.

Stock based compensation increased 166% for the eleven months ended December 31, 2007 compared to the year ended January 31, 2007 due to stock options granted to three additional development consultants added in November 2007.

Project costs increased for the December 2007 period compared to the January 2007 period due to an expenditure of $219,000 to study the potential for commercial scale electricity generated from wind projects for the Republic of India.

Travel, automotive, office and secretarial costs were also higher for the January 2007 year end due to rezoning for the Kingman, Arizona property for the future development of a wind energy facility.

Amortization

Amortization was $2,163,295 for the eleven months ended December 31, 2007 compared to $1,418,075 for the year ended January 31, 2007. Most of this amortization expense related to Mesa that was acquired part way through the previous fiscal year, resulting in a monthly amortization rate of approximately $200,000.

Interest and accretion on long term debt

Interest and accretion on long term debt increased to $1,999,559 for the eleven months ended December 31, 2007 from $946,304 for the year ended January 31, 2007. The increase results from the interest accrued of $1,658,969 for the Mesa Loan payable to Pacific Hydro for the eleven months ended December 31, 2007 compared to $767,612 in the previous period. The interest accrued and paid on for the Kingman property was $90,763 for the eleven months ended December 31, 2007 compared to $10,259 in the previous period.  Accretion of the fair value of the conversion option, provided for the Windridge Acquisition Loan, was $95,560 compared to $99,008 in the previous period.

Asset retirement obligation

The Mesa acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa land owner. The grant of right-of-way requires the turbines and foundations be removed at the termination of the lease in 2013. At the date of acquisition we provided for an asset retirement liability of $924,858 and accreted the liability by $76,296 to further increase the asset retirement liability as at January 31, 2007. For the eleven months ended December 31, 2007 there was a further accretion of $63,232 but the cost base of the asset retirement obligation was reduced to $926,362 as at December 31, 2007 due to a stronger Canadian dollar in comparison to the US dollar.

Foreign exchange gain (loss)

We generated a foreign exchange gain of $2,964,140 for the eleven months ended December 31, 2007 due to a change in the US exchange rate from 1.177 at January 31, 2007 to 0.9913 at December 31, 2007 which reduced the carrying value of approximately US$15 million in long term debt and US$2.5 million in accounts payables, accrued interest and other accrued liabilities related to the acquisition of Mesa and Windridge and real estate in Tehachapi and Arizona.

The major US assets in Mesa are considered foreign self-sustaining operations and the loss in value is deferred until the assets are disposed of. The accumulated currency translation adjustments are recorded as AOCI in shareholders’ equity. At December 31, 2007, the accumulated loss amounted to $1,905,932, an increase of $2,379,030 during the eleven months ended December 31, 2007.

Summary of Quarterly Results

		Income (loss) Before		Net Income (Loss)	Net Income (Loss)
		Total	Discontinued	For The	Per Share Basic
		Revenues	Operations	Quarter	and Diluted
December 31, 2008		$687,666	$(2,127,709)	$(2,251,537)	$(0.07)
September 30, 2008		$1,405,648	$(699,660)	$(780,849)	$(0.02)
June 30, 2008		$2,145,874	$(24,433)	$2,904,631	$0.10
March 31, 2008		$877,464	$(2,141,520)	$(2,141,520)	$(0.07)
December 31, 2007 (1)		$282,053	$(2,589,496)	$(2,349,658)	$(0.09)
October 31, 2007		$817,266	$(151,762)	$(130,780)	$(0.01)
July 31, 2007 (2)		$1,492,822	$62,895	$137,756	$0.01
April 30, 2007		$1,672,618	$(140,870)	$(241,896)	$(0.01)
January 31, 2007(3), (4)		$694,668	$(1,683,212)	$(6,910,189)	$(0.29)
October 31, 2006(3), (4)		$61,471	$(2,806,422)	$(3,742,506)	$(0.16)
July 31, 2006(3), (4)		$20,595	$(382,472)	$(382,472)	$(0.02)
April 30, 2006(3), (4)		$17,706	$(687,441)	$(687,441)	$(0.03)
January 31, 2006(3), (4)	$	Nil	$(2,347,802)	$(2,347,802)	$(0.14)

(1)

Represents a two month quarter due to the change of year end from January 31 to December 31. We changed our year end to December 31 in order to coincide with the financial year end of our US operating subsidiaries.

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

(4)

Amounts have been restated for discontinued operations.

Construction-in-Progress

We are involved in the development of the Windstar 120 MW Project and the redevelopment of the Mesa 50 MW Project.  The construction-in-progress costs are summarized as follows:

	Mesa
	Windstar
	120MW	50MW	Total

Balance as at January 31, 2007	$222,632	$40,065	$262,697
Additions	204,965	52,368	257,333
Foreign exchange difference	-	(6,776)	(6,776)

Balance as at December 31, 2007	$427,597	$85,657	$513,254

Additions	532,184	32,994	565,178
Foreign exchange difference	-	24,961	24,961

Balance as at December 31, 2008	$959,781	$143,612	$1,103,393

The major components of the construction costs incurred for fiscal 2008 and 2007 were as follows:

Mesa 50 MW Project

Cost	Year Ended Dec 31, 2008	Eleven months Ended Dec 31, 2007
Permitting	$20,667	$25,000
Title Insurance	-	-
Environmental	12,327	20,293
Meteorological consulting	-	7,075
	$32,994	$52,368

Windstar 120 MW Project

Cost	Year Ended Dec 31, 2008	Eleven months Ended Dec 31, 2007
Engineering	$854	$24,419
Meteorological consulting	31,506	42,139
Environmental consulting	52,087	10,255
Legal	-	46,089
Transmission	116,027	53,239
Permitting	265,024	-
Other	66,686	28,824
	$532,184	$204,965

Policies or Factors That Could Materially Impact Operations and Income

Revenue Strategies

To date, our primary strategy for increasing revenues has been the acquisition of land for the development of wind and solar farms, acquiring older wind farms that we believe can be upgraded and redeveloped on a profitable basis, the negotiation of power purchase agreements and turbine purchase agreements, and the development of wind farms on acquired property.

Revenue is generated from wind and solar farms in the U.S. from the sale of electricity and the green attributes associated with renewable energy.  Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy.  Green credits are a developing market that is expected by industry experts to evolve into a significant source of revenue.  Developments in the green credit market are not expected to result in increased revenue under our existing power purchase agreements, which generally bundle all green attributes with the sale of electricity.

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

Critical Accounting Policies

Stock Based Compensation

We follow the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook section 3870 for Stock Based Compensation and Other Stock Based Payments.  Under CICA 3870, all stock option awards granted to our consultants or directors require the application of the fair value method, as recommended by the CICA.  All stock option awards granted to our consultants or directors after January 31, 2002 have been accounted for using the fair value method.

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

Critical Accounting Estimates

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgement.  The critical accounting estimates are as follows:

(a)

We have allocated the purchase price of property, equipment, goodwill, future income taxes and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)

We have recorded an asset retirement obligation, based on estimates of the cost to remediate  Mesa at a future date.

(c)

We have performed impairment testing on the amounts recorded as goodwill and construction in progress.

(d)

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. The critical accounting estimates are as follows:

a.

We have amortized the cost of the generating facilities, equipment and power purchase agreements over their estimated useful lives.

b.

We have recorded stock based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

(e)

We have performed a twelve month forecast using estimates for revenues, expenses and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the company’s going concern risk.

(f)

We have allocated expenses based on estimates provided by our contractors on their time spent on each project.

Initial Adoption and Changes in Accounting Policies

On January 1, 2008, we adopted new presentation and disclosure standards that were issued by the CICA:  Handbook Section 1535, Capital Disclosures (“Section 1535”), Financial Instruments - Disclosures (“Section 3862”),  Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”) and Handbook Section 1400, General Standards of Financial Statements Presentation (“Section 1400”).

(a)

Capital disclosure

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in the audited financial statements.

(b)

Financial instruments disclosures and presentation

Sections 3862 and 3863 replace CICA Handbook Section 3861, Financial Instruments Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments.  Sections 3862 and 3863 place increased emphasis on disclosures about the nature and the extent of risks arising from financial instruments and how the entity manages those risks.  The new disclosures pursuant to these new CICA Handbook Sections are included in the audited financial statements.

(c)

General Standards of Financial Statements Presentation

Section 1400 includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.  There was no material impact on our financial condition or operating results as a result of the adoption of Section 1400 and new disclosures pursuant to these new CICA Handbook Sections are included in the audited financial statements.

5.B.

Liquidity and Capital Resources

	Year ended December 31	Eleven months ended December 31
	2008	2007
Cash used in operating activities	$(4,190,455)	$(2,399,928)
Cash provided by (used in) investing activities	1,453,382	(631,379)
Cash provided by financing activities	4,104,951	3,438,294
Net increase in cash	$1,367,878	$406,987

As at December 31, 2008, we had positive working capital of $1,388,164 compared to a deficiency of $15,877,125 as at December 31, 2007.  The $17 million improvement was primarily related to the private placement of special warrants (later converted to common shares and warrants) that generated net proceeds of $16,229,836 to fund the US$12.4 million repayment of the Mesa Loan that had a carrying value of approximately US$15.6 million as at December 31, 2007 and to complete land acquisitions in Tehachapi.

 Our cash position was up $1,367,878 from December 31, 2007 to $1,817,371 as of December 31, 2008 primarily due to a net increase from financing activities of $4,104,951 and a net increase in investing activities of $1,453,382 which were partially offset by cash used in operating activities of $4,190,455. Cash used in operating activities included a decrease of $2,172,646 in accrued interest liabilities related to the repayment of the Mesa Loan. The cash provided from investing activities related to the release of $982,105 in restricted cash plus a recovery of $2,846,235 related to the Steel Park discontinued operation, by the purchase of property and equipment of $1,809,402 which included $1,449,000 for the acquisition of a further 180 acres of Tehachapi land for the Windstar Project and a new crane for Mesa with a carrying value of $233,882 as at December 31, 2008 and capitalized Windstar and Mesa project costs totalling $565,178.  We expect that our cash on hand and cash flow from Mesa will be sufficient to support our ongoing operations through the next twelve month period and provide the cash required to bring Windstar to a bankable stage. Additional development activities would be financed through an equity raise.

Future Liquidity Requirements

Though the capital markets are currently going through some turbulent times, the American Recovery and Reinvestment Act of 2009 extends the US$21/Mwh production tax credits through 2012, and provides an option to elect a 30% investment tax credit or an equivalent cash grant from the US Department of Energy. This stimulus bill is expected to have a positive impact for US renewable energy projects and in conjunction with the high projected cash flow from California wind areas like Tehachapi and Palm Springs we expect that projects like Windstar and Mesa will be attractive to potential finance partners. Consequently, management is optimistic that full financing will be available to complete the future development of these projects. We have also attracted attention from potential joint venture partners that have greater capital resources.

5.C.

Research and Development, Patents and Licenses, Etc.

Not applicable.

5.D.

Trend Information

Following a strong increase in the prices of oil and gas, there have been significant decreases in oil and gas prices.  The prices of oil and gas directly impact our revenues because our power purchase agreements are priced on an avoided cost basis.  Under an avoided cost basis power purchase agreement, the prices we are paid for the electricity we generate are tied to what the purchaser pays for other sources of electricity they purchase.  Oil and gas are primary inputs for our customer.  Therefore, as oil and gas prices rise, our customer’s costs increase, which increases the price our customer pays to us.  Likewise, as oil and gas prices decrease, the prices our customer pays to us decrease. Management expects the average oil and gas prices to be lower in 2009 than those in 2008 due to the current difficult economic climate.

Management is not aware of any other trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

5.E.

Off-Balance Sheet Arrangements

Not applicable.

5.F.

Tabular Disclosure of Contractual Obligations

The following table sets out our principal outstanding contractual obligations as of December 31, 2008:

		Payments Due by Period
	Total	Less than 1	1-3	3-5	More than 5
		Year	Years	Years	Years
Contractual
Obligations
Long-Term Debt Obligations	$931,939	$582,060	$293,633	$56,246	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Land Right-of-Way Payments(1)	$430,271	$117,038	$211,212	$102,021	Nil
Purchase Obligations(2)(3)	$539,292	$351,792	$174,960	$12,540	Nil
Other Long-Term Liabilities reflected on our Balance Sheet under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	$1,901,502	$1,050,890	$679,805	$170,807	Nil

(1)

We entered into lease agreements for some of our properties located in Arizona and California.  There are no current binding financial obligations under these agreements.  Binding financial obligations would materialize upon the occurrence of certain events, such as the commencement of production of wind energy and the subsequent sale of electricity.

(2)

We entered into an agreement with Airstreams Maintenance Corporation to operate and maintain our Mesa Wind Farm.

(3)

We entered into lease agreements to rent office space in Vancouver, BC and Tehachapi, CA.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.

Directors and Senior Management

Directors

Western Wind is managed by our Board of Directors (“Board of Directors” or “Board”) in accordance with our Articles.  The Board is comprised of six directors who are elected at our regular annual meeting.  Executive Officers are appointed by the Board of Directors and hold office at the Board’s discretion.

Name	Age	Present Position	Director Since/ Term Expires	Business Experience and Activities
Claus Andrup	59	Director of Western Wind	1998/2009	President of Andrup & Associates, a public relations firm, since 1980; President of Cape Marine Corp., a personal holding and investment company, since 1992.
J. Michael Boyd	54	Director and Chairman of Western Wind	2005/2009

Marketing and regulatory affairs consultant for technology companies; County Supervisor with Pima County, Arizona from 1992 to 2000; former President of Western Solargenics, Inc. and of Western Wind Energy US Corporation.

Robert C. Bryce	70	Director of Western Wind	2000/2009	President and director of Xemac Resources Ltd., a public company trading on the TSX Venture Exchange, since 1996.
Jeffrey J. Ciachurski	48	Director and Chief Executive Offcier of Western Wind, Western Wind US, and Mesa Wind; and Manager of Aero Energy	1998/2009	From 1998 to July 2006, President of Western Wind, Chief Executive Officer and Director of Western Wind since 1998; and Director of subsidiary corporations, Western Wind US and Mesa Wind.
Cash A. Long	51	Director of Western Wind and Manager of Aero Energy	2005/2009	Since 1986, principal and Chief Executive Officer of Mogul Energy Corporation. Since 1982, involved with AWES and WPM in the areas of wind facility operations, salvage and project redevelopment.
V. John Wardlow	63	Director and Secretary of Western Wind	2006/2009	Director of Western Wind since September 2006.

Other than as disclosed herein, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.  There are, to our knowledge, no familial relationships between any of the persons referred to above.

Senior Management

Western Wind’s senior management consists of its Management Team and other persons upon whose work our company is dependent, which are as follows:

Name	Present Position	Business Experience and Activities
J. Michael Boyd	Director and Chairman of Western Wind	Marketing and regulatory affairs consultant for technology companies; County Supervisor with Pima County, Arizona from 1992 to 2000; former President of Solargenics and of Western Wind US.
Jeffrey J. Ciachurski	Chief Executive Officer of Western Wind, Western Wind US and Mesa Wind ; Manager of Aero Energy	From 1998 to July 2006 President of Western Wind, Chief Executive Officer and Director of Western Wind since 1998; and Director of subsidiary corporations, Western Wind US and Mesa Wind.
Cash Long	Director of Western Wind and Manager of Aero Energy	Since 1986, principal and Chief Executive Officer of Mogul Energy Corporation. Since 1982, involved with AWES and WPM in the areas of wind facility operations, salvage and project redevelopment.
Steve Mendoza, P.E.	Executive Vice President and Chief Engineer of Western Wind

Former Chief Engineer and Deputy Director of the Arizona Power Authority; Registered Professional Engineer in California, Arizona and New Mexico; 1979 to 2000, employed by the Salt River Project in Arizona.

T. Alana Steele	General Counsel of Western Wind and our subsidiaries	General Counsel since November 2007 and attorney since 1998; has 15 years experience in the energy industry both from the utility side and as an energy regulatory attorney.
Chris Thompson, C.A.	Chief Financial Officer of Western Wind and its subsidiaries	Chief Financial Officer of Western Wind since November 2007 and a Chartered Accountant since 1984.

6.B.

Compensation

Summary

The following table lists all annual and long-term compensation for services in all capacities to our company for the fiscal year ended December 31, 2008 in respect of directors and members of our administrative, supervisory and management bodies.

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
Name and Principal Position	Consulting and Directors’ Fees ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under Options Granted (#)
Claus Andrup, Director	18,000	Nil	Nil	150,000(3)	Nil
J. Michael Boyd, Director	102,431(1)	Nil	Nil	150,000(3)	Nil
Robert C. Bryce, Chairman and Director	18,000	Nil	Nil	150,000(3)	Nil
Jeffrey J. Ciachurski, CEO and Director	390,000(2)	Nil	Nil	350,000(3)	39,576(2)
Cash Long, Director	115,234(4)	Nil	Nil	150,000(3)	Nil
Steve Mendoza, P.E., Executive Vice President	64,019(5)	Nil	Nil	400,000(9)	Nil
T. Alana Steele, General Counsel	191,232(6)	Nil	Nil	Nil	Nil
Chris R. Thompson, C.A., CFO()	240,000(7)	Nil	Nil	100,000(3)	Nil
V. John Wardlow, Director	18,000	Nil	50,000(8)	300,000(3)	Nil

(1)

Consists of US$86,000 in consulting fees converted to Canadian dollars.  Mr. Boyd is paid US$8,000 per month and is reimbursed for his expenses.

(2)

Mr. Ciachurski received consulting fees of approximately $22,500 per month plus quarterly fees of $30,000 for the fiscal year ended 2008.  Mr. Ciachuski also received a car allowance totalling $39,576.

(3)

Exercisable at a price of $1.34 per share until November 4, 2013.

(4)

Consists of US$108,000 in consulting fees converted to Canadian dollars.  Mr. Long receives approximately US$9,000 per month for    consulting services.

(5)    Mr. Mendoza receives a consulting fee of US$5,000 per month.

(6)

Ms. Steele was appointed our General Counsel on November 1, 2007 under a consulting agreement paying US$12,000 per month that was increased to $15,000 during the year for total fees of US$176,129.

(7)

Mr. Thompson was appointed our Chief Financial Officer on November 28, 2007, pursuant to an agreement with TCC Consulting Ltd, dated November 27, 2007. TCC Consulting Ltd. is a British Columbia company wholly-owned by Mr. Thompson and is paid a consulting fee of $15,000 per month, additional fees of $60,000 and reimbursement for expenses.

(8)

Mr. Wardlow received a $50,000 payment for a special consulting project.

(9)

Exercisable at a price of $1.34 per share until December 15, 2013.

Compensation of Directors

Non-executive directors may receive compensation for being a director of up to $18,000 per fiscal year, as determined by our Compensation Committee. During the fiscal year ended December 31, 2008, an aggregate of $54,000 was paid to non-executive directors for director fees. Mr. Wardlow received an additional $50,000 for a special consulting project.

Compensation of Management

Our executive officers allocate approximately forty (40) hours of work per week to the development of our business. During the fiscal year ended December 31, 2008, an aggregate of $1,102,916 in cash compensation was paid to management, exclusive of non-executive director fees, for consulting, project management, or management fees.  Our officers, managers and staff are retained by our company under consulting agreements that typically provide for a monthly fee for services, coverage of reasonable out-of-pocket expenses, and incentive stock options.

6.C.

Board Practices

Members of the Board of Directors are elected by our shareholders to represent the interests of all shareholders.  The board of directors communicates periodically, through meetings held in person or via telephone correspondence, in order to review significant developments affecting our company and to act on matters requiring Board approval.  Directors hold office until they resign or until the next annual general meeting, whichever is earlier.  The Board of Directors may appoint a director to fill a vacancy at any time in accordance with our Articles.  The Board of Directors delegates the executive management of our company to our Chief Executive Officer and Chief Financial Officer.

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

Messrs Ciachurski, Boyd and Long have consulting arrangements with our company and Mr. Ciahurski has a special change of control bonus clause which provides for a bonus payment if there is a corporate take-over. The bonus payment escalates with the take-over price ranging from a $2 million bonus for a take-over price of $3.00 per common share to a $6 million bonus for a take-over price of $7.00 per common share. For take-over prices between $3.00 and $7.00 per common share,  each $1.00 increment equals a pro-rata $1 million dollar bonus.

6.D.

Employees

We have two full-time employees, and no part-time employees.  We retain our officers, managers and staff, including members of our Management Team in Vancouver and Development Team in the US under consulting agreements.  See “Item 6.B. Compensation of Managment”.

6.E.

Share Ownership

As of April 20, 2009, (i) our directors and executive officers, as a group, beneficially own 4,315,366 common shares of our company and (ii) such person’s or group’s percentage ownership of outstanding common shares of our company on such date is 10.87%.  The holdings are as follows:

Name of Beneficial Owner	Number of Common Shares Beneficially Owned(1)	Percentage of Class
Claus Andrup	441,666(2)	1.12%
J Michael Boyd	715,000(3)	1.82%
Robert C. Bryce	616,866(4)	1.57%
Jeffrey J. Ciachurski	604,118(5)	1.54%
Cash A. Long	671,666(6)	1.71%
Steve Mendoza	237,700(7)	*
T. Alana Steele	100,000(8)	*
Chris R. Thompson	286,250(9)	*
V. John Wardlow	642,100(10)	1.62%

(1)

Includes options exercisable with 60 days of April 20, 2009. but does not include escrow shares.

(2)

Includes 275,000 incentive stock options to be vested by June 20, 2009.

(3)

Includes 575,000 incentive stock options to be vested by June 20, 2009.

(4)

Includes 225,000 incentive stock options to be vested by June 20, 2009.

(5)

Includes 325,000 incentive stock options to be vested by June 20, 2009.

(6)

Includes 225,000 incentive stock options to be vested by June 20, 2009.

(7)

Includes 200,000 incentive stock options to be vested by June 20, 2009.

(8)

Includes 100,000 incentive stock options to be vested by June 20, 2009.

(9)

Includes 256,250 incentive stock options to be vested by June 20, 2009.

(10)

Includes 400,000 incentive stock options to be vested by June 20, 2009.

*     Indicates less than 1%

Claus Andrup has incentive stock options entitling him to acquire up to 350,000 common shares, with 100,000 having an exercise price of $1.43 per share until March 16, 2010, 100,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 150,000 having an exercise price of $1.34 per share until November 4, 2013.

Michael Boyd has incentive stock options entitling him to acquire up to 650,000 of our common shares, with 200,000 options having an exercise price of $1.44 per share until May 20, 2009, 50,000 having an exercise price of $1.23 per share until September 25, 2011, 250,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 150,000 having an exercise price of $1.34 per share until November 4, 2013.

Robert Bryce has incentive stock options entitling him to acquire up to 300,000 common shares, with 50,000 having an exercise price of $1.23 per share until September 25, 2011, 100,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 150,000 having an exercise price of $1.34 per share until November 4, 2013.

Jeffrey Ciachurski has incentive stock options entitling him to acquire up to 500,000 of our common shares, with 50,000 options having an exercise price of $1.23 per share until September 25, 2011, 100,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 350,000 having an exercise price of $1.34 per share until November 4, 2013.

Cash Long has incentive stock options entitling him to acquire up to 300,000 of our common shares with 50,000 having an exercise price of $1.23 per share until September 25, 2011, 100,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 150,000 having an exercise price of $1.34 per share until November 4, 2013.

Steve Mendoza has incentive stock options entitling him to acquire up to 400,000 of our common shares at an exercise price of $1.34 until December 15, 2013.

Alana Steele has incentive stock options entitling her to acquire up to 100,000 of our common shares at an exercise price of $1.54 until November 8, 2012.

Chris Thompson has incentive stock options entitling him to acquire up to 375,000 of our common shares with 275,000 having an exercise price of $1.32 per share until November 28, 2012 and the remaining 100,000 having an exercise price of $1.34 per share until November 4, 2013.

John Wardlow has incentive stock options entitling him to acquire up to 550,000 of our common shares, with 150,000 options having an exercise price of $1.23 per share until September 25, 2011, 100,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 300,000 having an exercise price of $1.34 per share until November 4, 2013.

Options to Purchase Securities

In order to attract and retain highly qualified personnel, we provide a number of stock based incentives, primarily in the form of stock options, to certain of our directors, officers and consultants, on terms and conditions in accordance with the prevailing rules and policies of the TSX Venture Exchange and our board of directors.  We have a Stock Option Plan (the “Plan”) that was approved by our shareholders at our annual general meeting held on June 11, 2008.  Our board of directors administers the Plan.

The prevailing applicable incentive stock option policy of the TSX Venture Exchange provides that stock options may be exercisable for a period of not more than five years from the date of grant, must be non-assignable, and must have an exercise price not lower than the closing price of our common shares on the day preceding the date of the grant, less an applicable discount.  The aggregate number of shares reserved for issuance must not exceed 20% of our issued and outstanding shares, with the aggregate number of shares reserved to any one person not exceeding 5% of the outstanding shares.  Shareholder approval must be obtained for any reduction in the exercise price of any options held by insiders at the time of the proposed reduction in exercise price.

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

Identity of person or group	Amount Owned	Percentage of class(1)
Goodman & Company, Investment Counsel Ltd	5,511,700	15%

(1)

The percentage is determined based on the number of outstanding common shares as at April 20, 2009. Based on Schedule 13G/A filed by Goodman & Company, Investment Counsel Ltd (“Goodman) filed with the SEC on January 22, 2009, reporting beneficial ownership of  Western Wind with sole voting power over 4,634,500 common shares and 877,200 warrants, each such warrant entitling Goodman to acquire one common share at an exercise price of $3.70 per share until June 20, 2010.

 Our major shareholders do not have voting rights that differ from any other shareholders.

Shareholder Distribution

As at April 20, 2009, there were approximately eighty (80) holders of record of our common shares and 36,703,251 common shares were outstanding.  U.S. holders, including depositories and clearing agencies, held approximately 2,301,400, or 7.64%, of our common shares of record.

Major Changes in Shareholders Over the Past Three Fiscal Years

Pacific Hydro acquired 6,000,000 of our common shares from our treasury in January 2006, and sold the shares in April 2008 to a group of institutional shareholders as described in “Item 4.A.  Divestitures”.

Voting Rights

All shareholders have the same voting rights.

7.B.

Related Party Transactions

On November 30, 2006, the spouse of an officer and director loaned us $630,000 (US$500,000) to provide funds to purchase the Kingman, Arizona land.  The loan beared interest at LIBOR plus 5.98% and matured in two years.  In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86.  The loan was repaid October 22, 2007.

Pacific Hydro, the previous owner of approximately 23% of the common shares of our company up until April 2008, provided a loan of $15,771,800 (US$13,400,000) to fund our acquisition of Mesa Wind. The loan was repaid June 23, 2008. Interest accrued on the loan for the year ended December 31, 2008 amounted to $nil (eleven months ended December 31, 2007 - $1,658,899 (US$1,557,969)).

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to us at an interest rate of 12% per year and we paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share.  The loan was repaid on July 3, 2008.

As at December 31, 2008, we had an account receivable of $82,795 (2007 – nil) with a company having a common director and an account payable of $124,340 (2007 – $64,018) to an officer and director of our company.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

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

ITEM 8.

FINANCIAL INFORMATION

8.A.

Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles.  Included in those financial statements under Note 25 is a reconciliation of Canadian and United States generally accepted accounting principles.

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

(b)

The Mesa Acquisition Loan was repaid by the Repayment Date , which triggered a reduction of interest charged by Pacific Hydro, from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the repayment date and a reduction of the loan principal by US$3,000,000 (related to an offsetting within the agreement).

Discontinued operation

On March 6, 2009, we settled a lawsuit filed by Tom Vihvelin, a former director of Eastern Wind and recorded a loss from discontinued operations for the year ended December 31, 2008  which included the settlement amount of $50,000 to Mr. Vihvelin plus legal costs.

We are not presently involved in, nor are we aware of, any pending legal proceedings, which could have a material adverse effect upon our business or financial position.  To the best of our knowledge, there are no legal proceedings contemplated by any governmental or regulatory authority.

Dividend Policy

Our Articles of Incorporation provide for the ability of our directors to declare and authorize dividends from time to time, as they deem advisable, subject to the British Columbia Business Corporations Act.  We have not paid any dividends since our incorporation and do not anticipate paying dividends in the foreseeable future.  We intend to apply any earnings from our operations for use in our business and in particular, to develop our renewable energy projects.

8.B.

Significant Changes

Other than as disclosed elsewhere in this annual report, no significant changes have occurred since the date of the financial statements provided in Item 17 below.

ITEM 9.

THE OFFER AND LISTING

9.A.

Offer and Listing Details

Price History of the Stock

The following is a summary of the annual high and low market prices for the year ended December 31, 2008, the eleven months ended December 31, 2007 and the financial years ended January 31, 2007, 2006, and 2005:

	TSX Venture Exchange(3)		OTC Bulletin Board(1) (2)
Annual Highs and Lows	High	Low	High	Low
2008	$4.35	$0.50	-	-
Eleven months ended December 31,
2007	$2.19	$0.76	-	-
2007	$2.40	$0.75	$2.30	$1.27
2006	$2.10	$0.90	-	-
2005	$3.60	$0.87	-	-

____________________

(1)

Prices are in U.S. dollars.

(2)

Our common shares were quoted on the OTC Bulletin Board from February 4, 2006 until September 2006, at which time we were delisted because we failed to file our 2006 annual report within the grace period set out by the National Association of Securities Dealers (“NASD”).

(3)

We have elected to use the trading highs and lows and comparatives have been amended to be consistent with the 2008 presentation.

The following is a summary, on a fiscal quarter basis, of the high and low prices of our common shares on the TSX Venture Exchange during our two most recent financial years and any subsequent periods.

	TSX Venture Exchange(2)
Quarterly Highs and Lows	High	Low

Financial Year Ending December 31,
2009
Second Quarter(1)	$0.68	$0.58
First Quarter	$0.80	$0.50
Financial Year Ended December 31,
2008
Fourth Quarter	$1.44	$0.50
Third Quarter	$3.05	$0.98
Second Quarter	$4.35	$2.10
First Quarter	$2.27	$1.38
Eleven Months Ended December 31,
2007
Fourth Quarter	$2.19	$1.16
Third Quarter	$1.79	$0.90
Second Quarter	$1.15	$0.76
First Quarter	$1.50	$0.97

(1)

The high and low are determined based on share prices through April 20, 2009.

(2)

We have elected to use the trading highs and lows and comparatives have been amended to be consistent with the 2007 presentation.

The following is a summary, on a monthly basis, of the high and low prices of our common shares during the past six months on the TSX Venture Exchange.

	TSX Venture Exchange
Monthly Highs and Lows	High	Low
April 1 to April 20, 2009 (1)	$0.68	$0.58
March, 2009	$0.73	$0.51
February, 2009	$0.65	$0.53
January, 2009	$0.80	$0.50
December, 2008	$1.00	$0.50
November, 2008	$1.44	$0.70
October, 2008	$1.40	$0.70

(1)

The closing price for our common shares on the TSX Venture Exchange as of April 20, 2009 was $0.63.

9.C.

Markets

Our common shares currently trade on the TSX Venture Exchange under the symbol "WND".

ITEM 10.

ADDITIONAL INFORMATION

10.A.

Share Capital

Not applicable.

10.B.

Notice of Articles and Articles of Incorporation

Our Notice of Articles and Articles of Incorporation, as amended (“Articles”), are filed with the Registrar of Companies for the Province of British Columbia (the “Registrar of Companies”).  Our incorporation number is BCO 556953.

Powers of Directors

The Board of Directors of a company incorporated under the laws of British Columbia are entrusted by the British Columbia Business Corporations Act (“BC Act”), subject to the articles of a company, to manage or supervise the management of the business and affairs of the company.  Every director and officer must act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.  An unqualified person may not act as a director of a company.  Unqualified persons include persons under the age of 18, found to be incapable of managing their own affairs, found to have undischarged bankrupts and who have been convicted of an offense concerning the promotion, formation or management of a corporation or an unincorporated business, or an offense involving fraud, subject to certain exceptions.

A director or senior officer must disclose the nature and extent of any interest in any property or right that could result, directly or indirectly, in a material conflict with that director or senior officer’s duty or interest as a director or senior officer.  If a director has a disclosable interest in a contract or transaction involving the company, the director is generally required to disclose such interest to the other directors and to abstain on voting on the resolution pertaining to the contract or transaction.  The BC Act provides specific instances in which a director or senior officer of a company, although having an interest in the substance of the resolution, need not abstain from voting on the resolution, primarily with regard to transactions between the corporate parent and its wholly-owned subsidiaries.

Directors may not, in the absence of an independent quorum, vote compensation to themselves or any members of their body.

Directors are not required to retire pursuant to any age limit requirements.

The BC Act does not require that a director hold shares of a company unless the memorandum or articles require otherwise.  Our Articles do not require our directors to own shares of our company.

Rights, Preferences and Restrictions By Class of Shares

Under our Articles, our share structure is comprised of an unlimited number of Common shares, without par value, and an unlimited number of Class "A" Preference shares, also without par value.

Each holder of our common shares is entitled to notice of and to attend and to cast one vote at our general shareholders' meetings.  The holders of our Class "A" Preference shares are not entitled to notice of, to attend, or to vote at our general shareholder meetings.  The Class "A" Preference shares are issuable in series and are entitled to receive, before any distribution to any other class of shares that ranks junior to the Class "A" Preference shares, and upon the liquidation or dissolution of our Company, the amount of paid up capital with respect to each Class "A" preference share held by them; all accrued unpaid cumulative dividends (if any and if preferential); and all declared and unpaid non-cumulative dividends (if any and if preferential).  To date, no Class “A” Preference shares have been issued.  Subject to the BC Act and under our Articles, we may, by directors’ resolution:  (i) create or eliminate one or more series of shares; (ii) establish, increase, reduce or eliminate the maximum number of shares we are authorized to issue under any class or series of shares; (iii) subdivide or consolidate any unissued, or fully paid issued, shares; (iv) change all or any of our company’s unissued  or fully paid issued, shares with par value into shares without par value or vice versa and (v) alter the names of any shares.

There are no limitations on rights to own our securities including the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities imposed by Canadian law or by our Articles and bylaws.

We can, by ordinary resolution, create, vary, eliminate, or restrict special rights for the shares of any class or series of shares, whether or not any of those shares have been issued.

We must hold annual general meetings at least once each calendar year and not more than fifteen months after the last annual reference date.  The directors, may also, whenever they deem it appropriate, call a meeting of the shareholders.  Shareholder meetings are held in British Columbia unless the location is approved prior to the meeting by (i) a resolution of the directors, and (ii) the Registrar of Companies.

We are prohibited under our Articles from purchasing or otherwise acquiring any of our shares if there are reasonable grounds to believe that we are insolvent or making the purchase or acquisition would render our company insolvent.  If  our company retains a redeemed share, or a share purchased or otherwise acquired by us, we may sell or otherwise dispose of the share.  However, while we hold such share, we cannot vote the share at a shareholders’ meeting,  pay a dividend on the share, nor make any other distribution on the share.

Under a Shareholder Protection Rights Plan Agreement dated April 5, 2005 (the “Rights Plan”), which was adopted to protect our shareholders from unfair, abusive or coercive acquisition tactics, and to ensure that all shareholders receive equal treatment and that shareholder value is maximized in the event of a takeover, each issued and outstanding common share holder of Western Wind is issued one right per common share (each, a “Right”).  Each Right entitles the holder to purchase one common share of our company for an exercise price, subject to the terms and conditions specified under the Rights Plan.  The Rights Plan has a term of ten years, subject to confirmation by our shareholders at our fifth and eighth annual meetings following our 2005 Annual and Special Meeting of Shareholders.

10.C.

Material Contracts

Electricity produced at Mesa is sold to SCE pursuant to an existing power purchase agreement that expires on June 22, 2010.  As consideration for the acquisition, we paid the vendors the sum of US$13.4 million.

We acquired Windridge on February 17, 2006 for the purchase price of $1,050,230.  The acquisition was financed by a US$275,000 convertible loan, secured by the Windridge Acquisition Loan.

We entered into a settlement agreement with Pacific Hydro in September 2007.

10.D.

Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or impose foreign exchange controls, or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares.  However, any remittance to U.S. residents is subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our common shares) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”).  See “Item 10.E. Taxation”.

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

10.E.

Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the U.S., who is not and will not be deemed a resident of Canada for purposes of the Income Tax Act (Canada) (the “ITA”).  This summary also includes the impact of the Canada-US Tax Convention (“Treaty”) on U.S. resident shareholders who qualify for benefits under the Treaty and who do not use or hold, and who are not deemed to use or hold, our common shares in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Treaty.  This summary also takes into account the amendments to the ITA and the Regulations that have received Royal Assent prior to the date hereof.   This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consideration, which may differ from Canadian federal income tax consequences described herein.

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

Dividends

Any dividends paid on our common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% on the gross amount of the dividend paid.  The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Western Wind) to residents of the U.S. who are beneficial owners, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the U.S. that owns at least 10% of the voting shares of the corporation paying the dividend.  We would be required to deduct any tax payable by the holder pursuant to these requirements.  See “Foreign Tax Credit”.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before December 31, 2010, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend).

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

As discussed below, we do not believe that we were a “passive foreign investment corporation” for the taxable year ended December 31, 2008, and do not expect that we will be a “passive foreign investment corporation” for the taxable year ending December 31, 2009.  (See more detailed discussion at “Passive Foreign Investment Corporation” below).  Accordingly, although we expect that we may be a QFC, there can be no assurances that the IRS will not challenge our determination concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

 Not applicable.

10.G.

Statement by Experts

 Not applicable.

10.H.

Documents on Display

Documents and agreements concerning our company and our subsidiaries referred to in this annual report are available for inspection during normal business hours at the law offices of Thomas, Rondeau, LLP, Suite 1925, 700 West Georgia Street, Vancouver, B.C., Canada V7Y 1A1.

We are subject to the information requirements of the Exchange Act and, to the extent required of Canadian companies, file periodic reports and other information with the SEC. All such reports and information may be read and copied at the public reference facilities listed below.

Our SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Judiciary Plaza, Room 1580, 100 F Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the SEC’s website at www.sec.gov.

10.I.

Subsidiary Information

We have five wholly-owned subsidiaries: Western Wind US (formerly known as Verde Resources Corporation), Aero Energy, Eastern Wind Power Inc., Mesa Wind and Solargenics.  Western Wind US is incorporated under the laws of the State of Arizona; Aero Energy is a limited liability company organized under the laws of the State of California; Eastern Wind is incorporated under the laws of the Province of New Brunswick, Canada; Mesa Wind is incorporated under the laws of the State of Colorado; and Solargenics is incorporated under the laws of the Province of British Columbia.  Eastern Wind is an inactive entity.  Please see Section 4.C. for formal descriptions of the companies.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, other large receivables are due from taxation authorities and our cash is held with ScotiaBank and Bank of America. Historically, we have not had collection issues associated with our trade receivables and the aging of trade receivables are reviewed on a regular basis to ensure the timely collection of amounts owing to us. At December 31, 2008, less than 1% of our trade receivables were not current. We manage our credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. This risk management strategy is unchanged from the prior year.

We manage our liquidity risk associated with our financial liabilities (primarily those described in Note 20 of the audited financial statements and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. We are in compliance with all financial covenants relating to our financial liabilities as at December 31, 2008. This risk management strategy is unchanged from the prior year.

We have substantial assets denominated in US dollars related to our California and Arizona properties. Based upon the net assets of our self sustaining operations as at December 31, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in approximately $100,000 impact to Accumulated Other Comprehensive Income. Based upon the remaining debt payments at December 31, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by us, would result in approximately $10,000 impact to net income (loss).  This risk management strategy is unchanged from the prior year however we substantially reduced our US dollar liabilities in June 2008 which increased our overall foreign exchange exposure but substantially reduced the net income (loss) exposure.

We generate revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore we are exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. We are partially hedged for the US dollar natural gas price risk as we report in Canadian dollars which often decrease as US dollars based oil and natural gas prices decrease. We manage the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts adjusted at contractual rates compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

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

ITEM 15.

CONTROLS AND PROCEDURES

15.A.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our annual filings and interim filings and other reports filed or submitted under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e) under the Exchange Act, we evaluated, with the participation of our CEO and CFO, the effectiveness of our disclosure controls and procedures as of December 31, 2008.  Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this Form 20-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

15.B.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles including a reconciliation to US generally accepted accounting principles.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

15.C.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

15.D.

Changes in Internal Control Over Financial Reporting

Our internal controls and procedures have improved, due to the establishment of a permanent head office in Vancouver and the additional employees including afinancial controller. These measures have allowed all of our books and records to be centralized and have provided additional segregation of duties. No other changes in our internal controls or other factors that have materially affected or are reasonably likely to materially  affect these controls subsequent to December 31, 2007 have been made.

In conducting our evaluation of the effectiveness of our disclosure controls and procedures, management has concluded that while our disclosure controls and procedures that are in place are effective for our current size of operations, they could be further enhanced as we grow. Our management sets financial reporting objectives based on our business needs and activities for our current annual and interim financial statements and any financial data based on those statements, such as earnings releases. Management then determines whether there are any risks that could result in a material misstatement in any of our financial reporting, including financial statements and earnings releases. Management intends to  implement changes in internal controls as the business needs and activities change.

ITEM 16.

[RESERVED]

ITEM 16.A.

AUDIT COMMITTEE FINANCIAL EXPERT

Members of the Audit Committee have broad financial experience gained through prior board memberships, establishing and operating their own businesses, as well as through prior general management experience.  We believe that collectively, the members of our board of directors have the requisite financial skills and expertise to enable them fully to carry out their responsibilities.  However, the Board considers that no individual member of the committee qualifies as a “financial expert” within the terms of the definition set out in the Sarbanes-Oxley Act of 2002.  The Audit Committee consists of three directors who are not involved in the day-to-day operations of our company.

ITEM 16.B.

CODE OF ETHICS

On June 6, 2008, we adopted a written “code of ethics” that meets the standards of the U.S. Sarbanes-Oxley Act of 2002 and applies to all of our directors, officers and employers , which is available on our website, www.westernwindenergy.com under “Corporate Governence”.   In addition, we will provide a copy of our code of ethics, free of charge, in response to a written request.

ITEM 16.C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte and Touche LLP were our independent auditor for the eleven months ended December 31, 2007 and fiscal year ended December 31, 2008.  The chart below sets forth the total amount billed to us by Deloitte and Touche LLP for services performed and breaks down these amounts by category of service:

Principal Accounting	Billed during the	Billed during the
Fees and Services	year ended	eleven months ended
	December 31, 2008	December 31, 2007
Audit fees	$303,250	$390,000
Audit Related fees	Nil	Nil
Tax Fees	$29,232	Nil
All Other Fees	Nil	Nil

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

Audit Committee's pre-approval policies and procedures

The Audit Committee engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by our auditors.  Any services provided by our auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.  The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement.

ITEM 16.D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.

CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.

CORPORATE GOVERNANCE

None.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

1.

Reports of Independent Registered Chartered Accountants on the Consolidated Financial Statements of Western Wind as at, and for the year ended December 31, 2008 and for the eleven months ended December 31, 2008 and year ended January 31, 2007.

2.

Comments by Independent Registered Chartered Accountants on Canada-U.S. Reporting Difference.

3.

Consolidated Balance Sheets at December 31, 2008 and December 31, 2007.

4.

Consolidated Statements of Operations and Deficit for the year ended December 31, 2008, eleven months ended December 31, 2007 and for the year ended January 31, 2007.

5.

Consolidated Statements of Cash Flows for the year ended December 31, 2008, eleven months ended December 31, 2007 and for the year ended January 31, 2007.

6.

Consolidated Statements of Shareholders equity and comprehensive loss for the year ended December 31, 2008, eleven months ended December 31, 2007 and for the year ended January 31, 2007.

7.

Notes to the Consolidated Financial Statements, December 31, 2008.

ITEM 18.

FINANCIAL STATEMENTS

Please refer to “Item 17. Financial Statements”.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 1.7 to the Form 20-F as filed with the SEC on August 25, 2005).
1.2	Notice of Articles (incorporated by reference to Exhibit 1.6 to the Form 20-F as filed with the SEC on August 25, 2005).
2.1	Shareholder Rights Plan dated April 5, 2005 (incorporated by reference to Exhibit 4.13 to the Form 20-F as filed with the SEC on August 25, 2005).
4.1	The 2008 Stock Option Plan of Western Wind dated June 11, 2008. (incorporated by reference to Exhibit 4.1 in the Form 20-F filed with the SEC on June 30, 2008) #
4.6

Settlement Agreement by and between certain Pacific Hydro Parties and Western Wind Energy Parties dated September 28, 2007 (incorporated by reference to Exhibit 4.21 to the Form 20-F as filed with the SEC on November 26, 2007)

4.7

Addendum to the Settlement Agreement between, among others, Western Wind and Pacific Hydro dated November 16, 2007. (incorporated by reference to Exhibit 4.7 to the Form 20-F as filed with the SEC on June 30, 2008)

4.8

Second Addendum to the Settlement Agreement between, among others, Western Wind and Pacific Hydro dated March 18, 2008. (incorporated by reference to Exhibit 4.8 to the Form 20-F as filed with the SEC on June 30, 2008)

4.9	Consulting Agreement dated September 8, 2008 between Western Wind and Jeffrey J. Ciachurski. * #
4.10	Consulting Agreement dated November 27, 2007 between Western Wind and TCC Consulting Ltd. (incorporated by reference to Exhibit 4.10 to the Form 20-F as filed with the SEC on June 30, 2008). #
6.1	For earnings/(loss) per share calculation, see note 2(q) to our consolidated financial statements.

8.1	Subsidiaries of Registrant. *
12.1	Certification of Jeffrey J. Ciachurski, Chief Executive Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a). *
12.2	Certification of Chris R. Thompson, Chief Financial Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a). *
13.1	Certification of Jeffrey J. Ciachurski, Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
13.2	Certification of Chris R. Thompson, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

* Filed herewith

# management contract or compensatory plan

Consolidated financial statements of

Western Wind Energy Corp.

December 31, 2008

Western Wind Energy Corp.

December 31, 2008

Table of contents

Report of Independent Registered Chartered Accountants	72-74
Consolidated balance sheets	75
Consolidated statements of operations	76
Consolidated statements of cash flows	77
Consolidated statements of shareholders’ equity and accumulated other comprehensive income (loss)	78-79
Notes to the consolidated financial statements	80-110

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Western Wind Energy Corp.

We have audited the consolidated balance sheets of Western Wind Energy Corp. (the “Company”) as at December 31, 2008 and 2007 and the consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the year ended December 31, 2008 and the eleven months ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Western Wind Energy Corp. as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the year ended December 31, 2008 and the eleven months ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

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

The consolidated statements of operations and cash flows for the year ended January 31, 2007, prior to the reconfiguration of operating expenses as disclosed in Note 24, were audited by other independent auditors, whose opinion thereon, dated August 21, 2007, was unqualified and included emphasis of a matter concerning the Company's ability to continue as a going concern. We have examined the reconfiguration of operating expenses and in our opinion, these expenses are properly presented.

Independent Registered Chartered Accountants
Vancouver, Canada
April 30, 2009

Member of
Deloitte Touche Tohmatsu

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 (b) to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 18, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events and changes in accounting principles in the auditors’ report when these are adequately disclosed in the financial statements.

 /s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

April 30, 2009

REPORT OF PRIOR YEAR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Western Wind Energy Corp.

We have audited the accompanying consolidated statements of operations, cash flows and shareholders’ equity and accumulated other comprehensive income (loss) of Western Wind Energy Corp. for the year ended January 31, 2007 before giving effect to the matters described in note 24. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (U.S. of America). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, these consolidated financial statements referred to above before giving effect to the matters described in note 24, present fairly in all material respects, the results of Western Wind Energy Corp.’s operations and its cash flows for the year ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Western Wind Energy Corp. will continue as a going concern. However, the conditions described in note 1 to the consolidated financial statements raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada,
August 21, 2007.	Chartered Accountants

Western Wind Energy Corp.
Consolidated balance sheets
As at December 31, 2008 and 2007
(Expressed in Canadian dollars)

	2008	2007
	$	$
Assets
Current assets
Cash	1,817,371	449,493
Accounts receivable	546,878	338,180
Refundable tax credits	311,211	278,828
Income taxes refundable	223,314	182,958
Prepaid expenses	346,180	261,436
	3,244,954	1,510,895

Restricted cash (Note 3)	210,214	1,171,376
Construction in progress (Note 4)	1,103,393	513,254
Property and equipment (Note 5)	20,863,849	18,803,717
Goodwill and other intangible assets (Note 6)	4,840,729	3,993,353
	30,263,139	25,992,595

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	733,190	1,020,644
Discontinued (Note 7)	484,200	457,925
Accrued interest liabilities	57,340	2,229,986
Loans payable, current portion (Note 8)	582,060	13,679,465
	1,856,790	17,388,020

Loans payable (Note 8)	349,879	692,217
Asset retirement obligation (Note 9)	1,222,898	926,362
Future income tax liability (Note 10)	4,391,079	4,217,071
	7,820,646	23,223,670

Shareholders' equity
Share capital (Note 11)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
36,703,251 (2007 - 28,827,039)	40,604,309	26,255,942
Contributed surplus	4,837,341	4,128,400
Warrants (Note 12)	5,297,817	1,030,482
	50,739,467	31,414,824

Accumulated other comprehensive income (loss)	712,268	(1,905,932)
Accumulated deficit	(29,009,242)	(26,739,967)
	(28,296,974)	(28,645,899)
	22,442,493	2,768,925
	30,263,139	25,992,595

Commitments (Note 16)
Contingencies (Note 17)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.
Consolidated statements of operations
Periods ended December 31, 2008 and 2007 and January 31, 2007
(Expressed in Canadian dollars)

	Year ended	Eleven months ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$
		(Note 24)	(Note 24)

Revenue
Energy sales	5,116,652	4,264,759	1,594,440

Expenses (Note 24)
Cost of sales (i)	1,859,104	1,561,483	1,110,750
General and administration (i)	4,176,487	4,160,045	3,118,856
Project development (i)	1,876,589	987,520	926,912
Amortization	2,418,012	2,163,295	1,418,075
Asset retirement obligation accretion (Note 9)	68,936	63,232	76,296
Interest and accretion on long-term debt (Note 15)	(109,784)	1,999,559	946,304
Foreign exchange (gain) loss	581,819	(2,964,140)	536,996
	10,871,163	7,970,994	8,134,189

Loss before the following	(5,754,511)	(3,706,235)	(6,539,749)
Interest income	53,781	70,780	111,006
Write-off of equipment (Note 13)	-	-	(24,286)

Loss from continuing operations before income taxes	(5,700,730)	(3,635,455)	(6,453,029)
Income tax recovery (Note 10)	707,408	816,223	893,482

Loss from continuing operations after tax	(4,993,322)	(2,819,232)	(5,559,547)
Income (loss) from discontinued operations (Note 7)	2,724,047	234,655	(6,163,061)
Net loss	(2,269,275)	(2,584,577)	(11,722,608)

(Loss) gain per share as reported - basic and diluted
Continuing operations	(0.15)	(0.11)	(0.23)
Discontinued operations	0.08	0.01	(0.26)
Net loss	(0.07)	(0.10)	(0.49)

Weighted average number of common shares outstanding - basic and diluted	32,544,125	26,230,119	23,788,927

(i)

Included in cost of sales, general and administration and project development costs are amounts related to stock- based compensation totaling $1,475,093 (eleven months ended December 31, 2007 - $989,482; year ended January 31, 2007 - $490,168) (Note 11 (d)).

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.
Consolidated statements of cash flows
Periods ended December 31, 2008 and 2007 and January 31, 2007
(Expressed in Canadian dollars)

	Year ended	Eleven months ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Operating activities
Net loss from continuing operations after tax	(4,993,322)	(2,819,232)	(5,559,547)
Items not involving cash
Amortization	2,418,012	2,163,295	1,418,075
Asset retirement obligation accretion	68,936	63,232	76,296
Bonuses paid in shares and to repay investment deposit	-	83,920	334,080
Financing fees payable in common shares and equity rights	-	89,250	125,990
Accretion on long-term debt	13,720	95,560	99,008
Write-off of equipment	-	-	24,286
Stock-based compensation expense	1,475,093	989,482	490,168
Future income taxes recoverable	(711,252)	(650,626)	(359,259)
Unrealized foreign exchange (gain) loss	272,949	(2,964,140)	-
	(1,455,864)	(2,949,259)	(3,350,903)
Change in non-cash working capital
Refundable tax credits	(49,467)	(207,901)	(23,134)
Accounts receivable	(137,558)	279,651	(694,001)
Income taxes refundable	-	42,676	(264,768)
Prepaid expenses	(30,723)	(60,300)	(197,567)
Accounts payable and accrued liabilities	(344,197)	(1,199,774)	(824,538)
Accrued interest liabilities	(2,172,646)	1,694,979	809,505
	(4,190,455)	(2,399,928)	(4,545,406)

Investing activities
Purchase of property and equipment	(1,809,402)	(329,932)	(3,526,377)
Purchase of Mesa Wind Farm	-	-	(15,534,623)
Purchase of intangible assets	-	-	(34,623)
Construction in progress	(565,556)	(261,741)	(164,167)
Property and equipment deposits	-	(122,746)	809,408
Restricted cash	982,105	(167,000)	(1,194,530)
Discontinued operations (Note 7)	2,846,235	250,040	-
	1,453,382	(631,379)	(19,644,912)

Financing activities
Shares issued for cash	17,733,819	4,437,411	607,950
Loans payable and conversion rights	(13,628,868)	(999,117)	17,702,079
	4,104,951	3,438,294	18,310,029

Net cash inflow (outflow)	1,367,878	406,987	(5,880,289)
Cash position, beginning of period	449,493	42,506	5,922,795
Cash position, end of period	1,817,371	449,493	42,506

Supplemental cash flow information
Interest paid in cash	2,220,536	161,136	39,734
Interest income	53,781	70,780	111,006
Income tax received	-	211,434	-

Non-cash financing activities (Note 18)

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and accumulated other comprehensive income (loss)
Periods ended December 31, 2008 and 2007 and January 31, 2007
(Expressed in Canadian dollars)

									Accumulated
									other	Total
	Common shares		Contributed	Warrants		Special Warrants			comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Number	Amount	Deficit	income (loss)	equity
		$	$		$		$	$	$	$

Balance as at January 31, 2006	23,714,789	21,490,117	2,414,668	8,176,589	-	-	-	(12,432,782)	-	11,472,003
Net loss for the year	-	-	-	-	-	-	-	(11,722,608)	-	(11,722,608)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	473,098	473,098
Comprehensive loss										(11,249,510)
Cash transactions
Exercise of warrants at $2.10	16,000	33,600	-	(16,000)	-	-	-	-	-	33,600
Exercise of warrants at $1.80	27,000	48,600	-	(27,000)	-	-	-	-	-	48,600
Exercise of warrants at $1.03	78,000	80,340	-	(78,000)	-	-	-	-	-	80,340
Private placement at $1.20 per unit Net share issuance costs of $14,090	137,416	150,810	-	137,416	-	-	-	-	-	150,810
Allocation of fair value of warrants	-	(49,870)	-	-	49,870	-	-	-	-	-
Share subscriptions received (receivable)	-	-	294,600	-	-	-	-	-	-	294,600
Non-cash transactions	258,416	263,480	294,600	16,416	49,870	-	-			607,950
Fair value of conversion option	-	-	208,288	-	-	-	-	-	-	208,288
Expiry of warrants	-	-	-	(489,161)	-	-	-	-	-	-
Finance cost payable by issuance of shares at $1.03	146,500	125,990	-	-	-	-	-	-	-	125,990
Stock-based compensation	-	-	490,168	-	-	-	-	-	-	490,168
Bonus expense	-	-	334,080	-	-	-	-	-	-	334,080
Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	-	-	(24,155,390)	473,098	1,988,969
Net loss for the period	-	-	-	-	-	-	-	(2,584,577)		(2,584,577)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	(2,379,030)	(2,379,030)
Comprehensive loss										(4,963,607)
Cash transactions
Private placement at $0.90 per unit, net of issuance costs of $51,000	732,000	382,971	-	774,000	237,729	-	-	-	-	620,700
Private placement of 107,779 units at $0.90	107,779	61,222	-	107,779	35,779	-	-	-	-	97,001
Private placement of 165,000 units at $1.00	165,000	102,226	-	165,000	62,774	-	-	-	-	165,000
Private placement of 2,086,400 units at $1.40 per unit, net of issuance costs of $480,388	2,086,400	1,891,996	-	1,223,900	650,956	-	-	-	-	2,542,952
Exercise of options at $0.86 per share	100,000	86,000	-	-	-	-	-	-	-	86,000
Exercise of warrants at $1.03 per share	712,000	733,360	-	(712,000)	-	-	-	-	-	733,360
Exercise of warrants at $1.05 per share	78,950	107,147	-	(78,950)	(24,249)	-	-	-	-	82,898
Share subscriptions received (receivable)	-	-	109,500	-	-	-	-	-	-	109,500
Adjustment to 2006 fair value of warrants	-	(17,623)	-	-	17,623	-	-	-	-	-
Non-cash transactions	3,982,129	3,347,299	109,500	1,479,729	980,612	-	-	-	-	4,437,411
Debt settlement at a value of $0.80 per share	179,375	143,500	-	-	-	-	-	-	-	143,500
Transfer from contributed surplus on exercise of options	-	96,306	(96,306)	-	-	-	-	-	-	-
Expiry of warrants	-	-	-	(1,079,962)	-	-	-	-	-	-
Bonus shares at a value of $0.75 per share	119,000	89,250	-	-	-	-	-	-	-	89,250
Bonus shares at a value of $1.64 per share	426,830	700,000	(700,000)	-	-	-	-	-	-	-
Deferred bonus expense	-	-	83,920	-	-	-	-	-	-	83,920
Stock-based compensation	-	-	989,482	-	-	-	-	-	-	989,482
Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and accumulated other comprehensive income (loss)
Periods ended December 31, 2008 and 2007 and January 31, 2007
(Expressed in Canadian dollars)

									Accumulated
									other	Total
		Common shares	Contributed		Warrants	Special Warrants			comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Number	Amount	Deficit	income (loss)	equity
		$	$		$		$	$	$	$

Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925
Net loss for the period	-	-	-	-	-	-	-	(2,269,275)	-	(2,269,275)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	2,618,200	2,618,200
Comprehensive income										348,925
Cash transactions
Private placement of 6,315,800 special warrants at $2.85 per unit, net of issuance costs of $1,571,077 and broker warrants	-	-	-	-	-	6,315,800	15,560,086	-	-	15,560,086
Conversion of 6,315,800 special warrants to common shares and warrants net of additional issuance costs of $199,117	6,315,800	11,641,236	-	3,157,900	3,719,733	(6,315,800)	(15,560,086)	-	-	(199,117)
Special broker warrants issued	-	-	-	-	-	442,107	868,867	-	-	868,867
Conversion of special broker warrants to broker warrants (a)	-	-	-	442,107	868,867	(442,107)	(868,867)	-	-	-
Exercise of options at $1.05 per share	100,000	188,255	(83,255)	-	-	-	-	-	-	105,000
Exercise of options at $1.10 per share	250,000	459,802	(184,802)	-	-	-	-	-	-	275,000
Exercise of options at $1.23 per share	100,000	207,013	(84,013)	-	-	-	-	-	-	123,000
Exercise of options at $1.33 per share	100,000	243,367	(110,367)	-	-	-	-			133,000
Exercise of warrants at $1.05 per share	531,257	721,682	-	(531,257)	(163,862)	-	-	-	-	557,820
Exercise of warrants at $1.75 per share	162,950	371,708	-	(162,950)	(86,545)	-	-	-	-	285,163
Exercise of warrants at $1.20 per share	10,000	15,804	-	(10,000)	(3,804)	-	-	-	-	12,000
Exercise of warrants at $1.30 per share	10,000	17,911	-	(10,000)	(4,911)	-	-	-	-	13,000
Non-cash transactions	7,580,007	13,866,778	(462,437)	2,885,800	4,329,478	-	-	(29,009,242)	-	17,733,819
Debt settlement at a value of $1.20 per share	166,667	200,000	(200,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.61 per share	46,512	75,000	(75,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.41 per share	7,100	10,000	-	-	-	-	-	-	-	10,000
Exercise of options at $1.33 per share	50,926	123,937	(56,206)	-	-	-	-	-	-	67,731
Exercise of options at $1.52 per share	25,000	72,652	(34,652)	-	-	-	-	-	-	38,000
Expiry of Warrants	-	-	62,143	(5,901,882)	(62,143)	-	-	-	-	-
Stock-based compensation	-	-	1,475,093	-	-	-	-	-	-	1,475,093
Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	-	-	(29,009,242)	712,268	22,442,493

(a) Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $2.85 per agent's unit until June 20, 2010. An agent's unit comprises one common share and one-half of one warrant (Note 12).

See accompanying notes to the consolidated financial statements.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

1.	Nature of business and continued operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind energy projects on properties either owned or leased by the Company in California and Arizona. The Company holds these wind farm properties in North America through its wholly-owned subsidiaries, Western Wind Energy US Corporation (formerly known as Verde Resources Corporation) (“Western Wind US”), Aero Energy, LLC (“Aero”) and Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated a wholly-owned subsidiary, Western Solargenics, Inc. (“Solar”) to develop solar energy projects. An additional wholly-owned subsidiary, Eastern Wind Power Inc. (“EWP”), is currently inactive.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. In recent years, the Company has experienced cash outflows from operating activities, and net losses. These conditions reflect the fact that income and cash flows from income-producing activities have not been sufficient to offset cash used for project development expenses. The Company has the ability to continue its existing income-producing operation. As the Company proceeds to develop its further business opportunities, cash provided by operations will need to be augmented by additional sources of capital.

If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported statement of operations and the balance sheet classification.

In January 2008, the Company changed its fiscal year end from January 31 to December 31, effective as of December 31, 2007. Accordingly, the Company has reported its consolidated financial statements for the year ended December 31, 2008 with comparatives for the eleven months ended December 31, 2007.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly owned subsidiaries. All information is stated in Canadian dollars unless otherwise stated and include the following significant accounting policies:

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries, EWP and Solar, and wholly-owned U.S. subsidiaries, Western Wind US, Aero and Mesa Wind. All significant intercompany accounts and transactions have been eliminated.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(b)	New accounting policies adopted

On January 1, 2008, the Company adopted new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1535, Capital Disclosures (“Section 1535”), Financial Instruments - Disclosures (“Section 3862”), Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”), and Handbook Section 1400, General Standards of Financial Statements Presentation (“Section 1400”).

(i) Capital disclosure

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 21.

(ii) Financial instruments disclosures and presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and the extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures pursuant to these new Handbook Sections are included in Note 20.

(iii) General standards of financial statements presentation

Section 1400 includes requirements for management to assess and disclose an entity’s ability to continue as a going concern. There was no material impact on the Company’s financial condition or operating results and disclosure as a result of the adoption of Section 1400.

	(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of impairment of long-lived assets, asset retirement obligation, future income taxes, stock-based compensation and allocation of expenses within the consolidated statements of operations.

	(d)	Cash

Cash consists of cash on deposit with banks.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(e)	Accounts receivable

Accounts receivable are recorded at amortized cost less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the financial condition of the customers, aging of accounts receivables, the current business environment and historical collection experience when assessing impairment.

	(f)	Restricted cash

Restricted cash includes cash reserves that are segregated from the Company’s cash balances to secure letters of credit. The funds are disclosed separately since the funds cannot be accessed until the expiry of the letters of credit.

	(g)	Construction in progress

Construction in progress includes costs incurred to assess the feasibility of wind farm sites and to secure property rights. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and successfully complete future operations or dispositions. As at December 31, 2008, the Company has not commenced commercial operations for the projects recorded under this caption.

	(h)	Capital assets

Land is recorded at cost plus site investigation, legal and title insurance costs. Generating facilities include wind turbines, electrical infrastructure, buildings, asset retirement obligation and roads. Meteorological towers include wind equipment used for wind assessments during the development stage.

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(i)	Goodwill and other intangible assets

The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss. The fair value of goodwill is determined in the same manner as in a business combination.

Other intangible assets include amounts allocated to power purchase agreements and to the land right-of-way and are amortized on a straight line basis using the following rates:

Land right-of-way	6.5 years
Power purchase agreement	4 years

(j)	Impairment of long-lived assets

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

(k)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method. The asset retirement obligation is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2008, the Company had an asset retirement obligation with respect to a right-of-way that is owned by Mesa Wind.

(l)	Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(m)	Foreign currency transactions

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

(i) Integrated foreign operations

Assets and liabilities of integrated foreign operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the period except for amortization, which is translated at historical exchange rates. Translation exchange gains and losses are included in the net loss for the period.

(ii) Self-sustaining foreign operations

Assets and liabilities of foreign operations that are self sustaining entities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses are translated at the average exchange rates prevailing during the period. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive income (loss).

	(o)	Revenue recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(q)	Loss per share

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

	(r)	Financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), available-for-sale (assets), receivables, held- to-maturity (assets) and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

The Company has designated its cash and restricted cash as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and loans payable are classified as other liabilities, which are measured at amortized cost.

	(s)	New accounting standards not yet adopted

(i) Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of tangible assets by profit- oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective in the first quarter of 2009 and the Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

(ii) Convergence with International Financial Reporting Standards

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and the Company will be required to report according to IFRS standards for the year ended December 31, 2011, beginning with fiscal quarter therein on a comparative basis. We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(s)	New accounting standards not yet adopted (continued)

		(iii)	Business combination

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

		(iv)	Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non-Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

3.	Restricted cash

	2008	2007
	$	$

Term deposits	210,214	1,230,728
Less: Unrestricted portion of term deposit	-	(59,352)
Restricted term deposits	210,214	1,171,376

The Company has placed $110,214 (2007 - $1,071,376) to secure letters of credit totaling US$90,000 (2007 - US$1,090,000) to Southern California Edison as required by power purchase agreements (Note 15). An additional $100,000 (2007 - $100,000) has been placed on deposit to secure corporate credit cards.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

4.	Construction in progress

			2008
	Windstar	Mesa Wind
	120MW	50MW	Total
	$	$	$

Balance, January 1	427,597	85,657	513,254
Additions	532,184	32,994	565,178
Foreign exchange difference	-	24,961	24,961
Balance, December 31	959,781	143,612	1,103,393

			2007
	Windstar	Mesa Wind
	120MW	50MW	Total
	$	$	$

Balance, February 1	222,632	40,065	262,697
Additions	204,965	52,368	257,333
Foreign exchange difference	-	(6,776)	(6,776)
Balance, December 31	427,597	85,657	513,254

The Company has interests in the Windstar 120 MW and Mesa Wind 50 MW wind farm projects.

(a)	Windstar 120 MW project

On March 7, 2005, the Company’s wholly-owned subsidiary, Aero, entered into a formal power purchase agreement with Southern California Edison Company for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The power purchase agreement requires that the facility be completed by December 31, 2009. The power purchase agreement with Southern California Edison provides for termination if turbine prices exceed $850 per kW.

(b)	Mesa Wind 50 MW redevelopment project

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

5.	Property and equipment

			2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	7,074,304	-	7,074,304
Generating facilities	19,619,758	(6,264,374)	13,355,384
Meteorological towers	169,317	(144,156)	25,161
Furniture and equipment	129,075	(37,570)	91,505
Assets under capital leases
(Note 8(e))	412,475	(94,980)	317,495
	27,404,929	(6,541,080)	20,863,849

			2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	5,625,304	-	5,625,304
Generating facilities	15,850,347	(3,012,629)	12,837,718
Meteorological towers	169,317	(110,292)	59,025
Furniture and equipment	36,195	(21,815)	14,380
Assets under capital leases	152,605	(38,472)	114,133
Property and equipment deposits	153,157	-	153,157
	21,986,925	(3,183,208)	18,803,717

The unrealized foreign exchange translation gain in property and equipment for the year ended December 31, 2008 was $2,595,008 (loss of $2,538,147 for the eleven months ended December 31, 2007).

6.	Goodwill and other intangible assets

			2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	4,522,677	-	4,522,677
Power purchase contracts	71,343	(36,890)	34,453
Land right-of-way	451,445	(167,846)	283,599
	5,045,465	(204,736)	4,840,729

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

6.	Goodwill and other intangible assets (continued)

			2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,662,851	-	3,662,851
Power purchase contracts	64,362	(19,793)	44,569
Land right-of-way	365,619	(79,686)	285,933
	4,092,832	(99,479)	3,993,353

The foreign exchange translation gain on goodwill and other intangible assets for the year ended December 31, 2008 was $921,124 (loss of $686,161 for the eleven months ended December 31, 2007).

7.	Discontinued operations

Income (loss) from discontinued operations is comprised of the following:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Grand Manan 20 MW project	(122,188)	224,212	(1,149,339)
Steel Park 15 MW project	2,846,235	10,443	(5,013,722)
	2,724,047	234,655	(6,163,061)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

7.	Discontinued operations (continued)

(a)	Grand Manan 20 MW project

The Company had a power purchase agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call the $200,000 letter of credit and the Company owed a third party $200,000 for providing security for the letter of credit. The third party agreed to accept 166,667 shares in lieu of the debt and accordingly the $200,000 was initially classified as contributed surplus and then transferred to common shares when the shares were issued on January 8, 2008. Since the power purchase agreement was terminated, the Company has written off its investment in the Grand Manan project, property and equipment of $1,149,339 as a loss on discontinued operations. The results of operations for the last three fiscal periods are as follows:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Loss for the period	(122,188)	(25,828)	(120,190)
Gain on sale of wind data	-	250,040	-
Write-off of construction in progress	-	-	(733,417)
Write-off of property and equipment	-	-	(95,732)
Letter of credit accrual	-	-	(200,000)
(Loss) income before income taxes	(122,188)	224,212	(1,149,339)

(b)	Steel Park 15 MW project

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

7.	Discontinued operations (continued)

(b)	Steel Park 15 MW project (continued)

The results of operations for the last three fiscal periods are as follows:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Gain (loss) for the year	2,846,235	10,443	(159,782)
Write-off of construction in progress	-	-	(4,853,940)
	2,846,235	10,443	(5,013,722)

The Mesa loan was repaid during the year which triggered a reduction of the loan principal by US$3,000,000 which was a net reduction of US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation relating to the Steel Park asset allocation following discontinuation of that project. (Note 8(c)). The amount was further partially offset by a settlement arrangement of an amount owing to a Steel Park vendor.

The Company has segregated its assets and liabilities related to discontinued operations. The assets and liabilities related to the discontinued operations are as follows:

	December 31, 2008				December 31, 2007
	Grand	Steel		Grand	Steel
	Manan	Park		Manan	Park
	15MW	15MW	Total	15MW	15MW	Total
	$	$	$	$	$	$

Accounts payables	149,688	334,512	484,200	62,500	395,425	457,925

8.	Loans payable

	2008	2007
	$	$

Windridge acquisition loan (a)	348,840	258,888
Windstar mortgages (b)	311,132	373,751
Mesa Wind acquisition loan (c)	-	13,283,420
Kingman acquisition loans (d)	-	408,911
Crane financing contract (e)	246,442	-
Other	25,525	46,712
	931,939	14,371,682
Less: Current portion	582,060	13,679,465
	349,879	692,217

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

8.	Loans payable (continued)

	(a)	Windridge acquisition loan

The Windridge acquisition loan of US$285,000 is secured by a first charge on the Windridge land with interest payable annually at the rate of 8%. Principal was initially due on May 10, 2008 and was extended to June 15, 2009. The loan is convertible into common shares, at the option of the holder, at a price of US$1.40 per share. The note is redeemable by the Company upon 30 days’ notice.

The loan is recorded at $348,840 (US$285,000) at December 31, 2008 (2007 - $258,888 (US$261,160)). On initial recognition, $208,288 (US$176,965) of the total proceeds was recorded as an equity instrument within contributed surplus. The debt component has now been fully accreted to face value.

	(b)	Windstar mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance at December 31, 2008 is $311,132 (US$254,193) (2007 - $373,751 (US$377,031)). The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years. The mortgages are secured by first charges on the land.

	(c)	Mesa Wind acquisition loan

The acquisition of PAMC was financed by a loan of $15,771,800 (US$13,400,000) from Pacific Hydro Limited bearing interest at LIBOR plus 6%. The Mesa loan was repaid on June 23, 2008 (the “Repayment date”), which triggered a reduction of $ 826,441 of interest charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid; and a reduction of the loan principal by US$3,000,000 which was a net reduction of US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation relating to the Steel Park asset allocation following discontinuation of that project (Note 7).

The accrued interest on the Mesa Wind acquisition loan as at December 31, 2008 at LIBOR plus 6% amounts to $Nil (2007 - $2,213,308).

	(d)	Kingman acquisition loans

The Company borrowed from the vendor of the land $971,025 (US$825,000) bearing interest at 7% per year and secured by a first charge on the property. Half of the loan was repaid in June 2007 and the remaining half was repaid in December 2007. Replacement financing of US$412,500 in June 2007 was provided by a significant shareholder as a loan to the Company bearing interest at 12% and was secured by a second charge on the property. The replacement loan was repaid on July 3, 2008. The lender also received 119,000 bonus shares on October 11, 2007 at a fair value of $0.75 per share for a total cost of $89,250.

	(e)	Crane financing contract

TheWells Fargo Equipment Finance contract balance of $246,442 at December 31, 2008 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

8.	Loans payable (continued)

(f)	Loan payable

Principal payments due in the next five years and thereafter are as follows:
$

2009	582,060
2010	93,287
2011	96,835
2012	103,511
2013	47,522
Thereafter	8,724
931,939

9.	Asset retirement obligation

On July 25, 2006, the Company acquired a right-of-way that expires on January 26, 2013 from the Bureau of Land Management. The right-of-way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right-of-way unless renewed by the Company.

The changes in the asset retirement obligation liability are as follows:

	2008	2007
	$	$

Balance, beginning of period	926,362	1,030,000
Accretion	68,936	63,232
Foreign exchange difference	227,600	(166,870)
Balance, end of period	1,222,898	926,362

The total undiscounted amount of the estimated cash flows of the asset retirement obligation, which is expected to be paid in 2013, is $1,405,600. The asset retirement obligation was calculated using a discount rate of 8.84% per annum.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

10.	Income taxes

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$
Income taxes
Current	3,834	(165,597)	(534,262)
Future	(711,242)	(650,626)	(359,220)
	(707,408)	(816,223)	(893,482)

The items accounting for the difference between income taxes computed at the statutory rate of 31.0% (December 31, 2007 - 34.12%; January 31, 2007 - 34.12%) and the provision for income taxes are as follows:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$
Loss from continuing operations before income tax	(5,700,730)	(3,635,455)	(6,453,029)

Computed tax recovery at statutory rate	(1,767,226)	(1,240,417)	(2,201,774)
Increase (decrease) resulting from
permanent differences
Stock-based compensation	457,279	337,611	167,245
Foreign exchange translation	205,718	(1,076,326)	270,177
Adjustment to prior year's net operating losses	730,974	-	-
Other	157,636	59,815	42,775
Tax rate changes	-	-	133,311
U.S. and Canadian tax rate difference	(416,061)	(156,498)	(161,764)
Change in valuation allowance	(75,728)	1,259,592	856,548
Income tax expense (recovery)	(707,408)	(816,223)	(893,482)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

10.	Income taxes (continued)

Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income taxes were as follows:

	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$
Future income tax assets
Interest payable to related parties	-	854,780	311,484
Property and equipment	-	-	106,080
Net operating losses on discontinued operations	1,173,428	2,256,061	1,998,324
Asset retirement obligation	489,159	370,544	410,249
Other	-	-	49,199
Share issue costs	551,528	175,160	162,785
Finance costs	571,119	-	-
Net operating losses carryforward	5,114,698	4,629,732	4,325,039
	7,899,932	8,286,277	7,363,160
Valuation allowance	(7,899,932)	(7,975,660)	(6,997,627)
	-	310,617	365,533

Future income tax liabilities
Property and equipment	(4,245,384)	(4,448,176)	(5,904,794)
Other	(145,695)	(79,512)	(186,990)
	(4,391,079)	(4,527,688)	(6,091,784)
Net future income tax liability	(4,391,079)	(4,217,071)	(5,726,251)

In assessing the realizability of future income tax assets (“FITA”), management considers whether it is more likely than not that some portion or all of the FITA will not be realized. The ultimate realization of FITA is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2008, the Company does not believe it meets the criteria to recognize FITA.

At December 31, 2008 the Company has total non-capital loss carryforwards for U.S. federal income tax purposes of approximately US$9,621,396 which expire at various times commencing in 2021. Non-capital loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non-capital loss carryforwards of approximately $5,114,626 which expire as follows:

$

2009	-
2010	-
2011	-
2015	318,524
2026 and thereafter	4,796,102
5,114,626

The potential tax impact of the losses has been fully offset by a valuation allowance in the consolidated financial statements.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

11.	Share capital

(a)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. On June 12, 2008, 37,501 shares were released and a further 37,501 shares were released on December 9, 2008, leaving a balance of 674,998 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. 5% of the total original escrow shares will be released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(b)	The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 6,008,744 common shares representing 20% of the issued and outstanding shares as at June 11, 2008.

Each option entitles the holder to acquire one common share at its exercise price and is being vested between 12 and 24 months from the date of grant and expires five years from the date of grant.

During the year ended December 31, 2008, the Company granted 2,200,000 options to directors, officers, employees and consultants to acquire shares at $1.34 per share and 337,400 to a third party to acquire shares at $2.29 per share. A consultant was terminated and the exercise rights for the balance of the stock options (75,000 options at $1.54 per share) were forfeited. The third party’s 337,400 stock options issued at $2.29 were cancelled as a result of the termination of the investor relation contract with the Company. 400,000 options at $1.74, 200,000 options at $2.40 and 50,000 options at $2.55 expired during the year.

During the eleven months ended December 31, 2007, the Company granted 850,000 options to directors, and officers to acquire shares at $1.54 per share and 900,000 to consultants to acquire shares ranging from $1.32 to $1.54 per share. A consultant was terminated and the exercise rights for the balance of the stock options (25,000 options at $1.52 per share and 25,000 options at $2.05 per share) were cancelled. 370,000 options with an exercise price of $1.20 per share expired.

During the year ended January 31, 2007, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to a consultant at $2.05 per share.

The Company recorded $1,475,093 of stock-based compensation expense during the year ended December 31, 2008 (eleven months ended December 31, 2007 - $989,482; year ended January 31, 2007 - $490,168).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

11.	Share capital (continued)

(b)	(continued)

A summary of stock option information as at December 31, 2008 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$

Options outstanding at January 31, 2006	2,170,000	1.51
Granted	875,000	1.25
Options outstanding at January 31, 2007	3,045,000	1.43
Granted	1,750,000	1.41
Exercised	(100,000)	0.86
Cancelled	(50,000)	1.79
Expired	(370,000)	1.20
Options outstanding at December 31, 2007	4,275,000	1.45
Granted	2,537,400	1.47
Exercised	(625,926)	1.19
Forfeited	(75,000)	1.54
Cancelled	(337,400)	2.29
Expired	(650,000)	2.01
Options outstanding at December 31, 2008	5,124,074	1.37

		Stock options outstanding		Options exercisable
Weighted
average
		Weighted	remaining		Weighted
	Number of	average	contractual	Number of	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
$		$			$

1.00 - 1.60	5,124,074	1.37	2.60	2,986,574	1.37

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

11.	Share capital (continued)

(c)

The fair value of the Company’s stock-based awards granted to employees, non-employee directors and consultants for the year ended December 31, 2008 and eleven months ended December 31, 2007 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007

Expected life (in years)	5	5	5
Risk-free interest rate	3%	4%	4%
Expected stock volatility	86%	89%	73%
Dividend yield	0%	0%	0%

The weighted average fair value per stock option granted during the year ended December 31, 2008 was $0.75 (December 31, 2007 - $1.41; January 31, 2007 - $1.55).

(d)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation as follows:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007

Cost of sales	9,640	3,799	676
General and administration	938,077	812,724	424,399
Project development	527,376	172,959	65,093
	1,475,093	989,482	490,168

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

12.	Warrants

Share purchase warrants outstanding as at December 31, 2008:

Number of		Amount	Exercise
warrants (ii)		($)	price	Expiry date
			$

191,570		58,840	1.05	February 23, 2009
80,002		26,558	1.05	August 1, 2009
155,000		58,969	1.20	October 11, 2009
1,060,950		564,850	1.75	October 23, 2009
3,157,900	(i)	3,719,733	3.70	June 20, 2010
442,107	(i)	868,867	2.85	June 20, 2010
5,087,529		5,297,817

(i)

On June 20, 2008, the Company issued 6,315,800 special warrants (the “Special Warrants”) through a private placement (“Offering”) at a price of $2.85 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, 6,315,800 common shares (the “Common Shares”) and 3,157,900 common share purchase warrants (the “Warrants”). In conjunction with the Offering, the Company also issued 442,107 brokers’ warrants (the “Brokers’ Warrants”). Each Broker’s Warrant may be exercised by the holder to acquire one Agents’ Unit at a price of $2.85 per Agents’ Unit until June 20, 2010. An Agents’ Unit comprises one common share and one-half of one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010. On July 31, 2008, each Special Warrant and Broker’s Warrant were converted to one common share and one half of one Warrant following the issue of a short-form prospectus to that effect. Broker’s Warrants were not converted to date.

(ii)	Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted during the year ended December 31, 2008 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk free rate of interest - 3.25%, dividend yield - 0%, volatility - 88% and an expected term of approximately 2 years.

As the Company incurred losses for the year ended December 31, 2008 and for the eleven months ended December 31, 2007 and year ended January 31, 2007, the stock options and share purchase warrants, as disclosed in Note 12 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

13.	Write-off of equipment

The Company wrote off $24,286 in equipment during the year ended January 31, 2007 as a result of the downsizing of its office in Arizona and the write-off of a vehicle as a result of an accident.

14.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Directors' fees	104,000	56,000	27,500
Consulting fees	1,177,597	556,946	661,719
Bonuses	-	83,920	334,080
Management fees	270,000	247,500	417,723
Secretarial	36,000	45,000	60,000
Financing costs	-	89,250	142,014
Interest	(226,359)	1,718,765	774,498
Other	39,576	-	-
	1,400,814	2,797,381	2,417,534

(b)

On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 (US$500,000) to provide funds to purchase the Kingman, Arizona land. The loan bears interest at LIBOR plus 5.98% and matures in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86. The loan was repaid October 22, 2007.

(c)

Pacific Hydro, the previous owner of approximately 23% of the common shares of the Company up until April 2008, provided a loan of $15,771,800 (US$13,400,000) to fund the Company’s acquisition of Mesa Wind (Note 8(c)). The loan was repaid June 23, 2008. Interest accrued on the loan for the year ended December 31, 2008 amounted to $Nil (eleven months ended December 31, 2007 - $1,658,899 (US$1,557,969)).

(d)

During the fiscal year ended January 31, 2006, bonuses totaling $1,000,000 were awarded to two directors and officers of the Company and were settled through the issuance of 182,930 shares in October 2005 and 426,830 shares in November 2007. The November 2007 shares were issued once the recipient met the established bonus terms of continuing service to the Company until at least October 26, 2007. The shares were fully amortized in 2007 (December 31, 2007 - $83,920; January 31, 2007 - $334,080).

(e)

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to the Company at an interest rate of 12% per year and the Company paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share. The loan was repaid on July 3, 2008.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

14.	Related party transactions (continued)

(f)

As at December 31, 2008, the Company had an account receivable of $82,795 (2007 - $Nil) with a company having a common director and an account payable of $58,747 (2007 - $Nil) to an officer and director of the Company.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

15.	Settlement agreement with Pacific Hydro

On September 28, 2007, the Company entered a settlement agreement with Pacific Hydro that provided for settlement of the lawsuits and the termination of the business relationship between the parties. Pursuant to the settlement agreement and a subsequent amendment:

(a)

the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”). The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company; and

(b)

As mentioned in Note 8, the Mesa loan was repaid on June 23, 2008, which triggered a reduction of interest of $826,441 charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid; and a reduction of the loan principal by US$3,000,000 which was netted to US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation for the Steel Park asset allocation on the discontinuation of that project.

16.	Commitments

		Within 1	2 to 3	4 to 5
	Total	year	years	years
	$	$	$	$
Right of way agreements (c) (d)	430,271	117,038	211,212	102,021
Office leases (e) (f)	283,692	96,192	174,960	12,540
Management contract (g)	255,600	255,600	-	-
	969,563	468,830	386,172	114,561

(a)

As at December 31, 2008, the Company has a letter of credit outstanding totaling $110,214 (US$90,000) to secure a performance bond to Southern California Edison for a power purchase agreement for a project under development. The letter of credit is secured by term deposits (Note 3). An additional $100,000 has been placed on deposit to secure other terms of trade.

(b)

The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

16.	Commitments (continued)

(c)

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

(d)

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

(e)

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. The base rent from January 1, 2008 to December 31, 2009 is $3,311 per month increasing to $3,570 per month thereafter with operating costs of approximately $2,700 per month.

(f)

The Company entered into a lease agreement for office space in Tehachapi, CA that expires July 2011. The base rent from August 1, 2009 to June 2010 is US$1,650 per month increasing to US$1,700 per month thereafter.

(g)

The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa Wind farm plus a management fee of US$213,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

17.	Contingencies

(a)

As at December 31, 2008 the Company had only two employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

17.	Contingencies (continued)

(b)

As at December 31, 2008, the Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid refundable deposits of $20,000 in 2008 and a payment of $10,000 subsequent to the year end. The deposits become nonrefundable once the local Transmission Line provider inspects the property and provides a site approval report. If any site does not receive a report satisfactory to the Company within approximately 6 months of the Purchase and sale Agreement Date, the purchase agreement would not be consummated. The following additional payments are contingent on the project development process as follows:

$15,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8 months of the purchase and sale agreement date or the company waives such requirement;

$25,000 is payable for each property if the Company is successful in obtaining all other contracts , agreements and approvals within approximately 24 months of the purchase and sale agreement date or the company waives such requirement; and

The difference between the combined purchase price of $2,575,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase has been paid.

18.	Non-cash financing activities

During the year ended December 31, 2008, the Company issued 275,000 shares at an average value of $1.29 per share as settlement of certain debts.

During the eleven months ended December 31, 2007, the Company issued 119,000 shares at a value of $0.75 per share as a bonus for a loan commitment, 25,000 shares at a deemed value of $1.40 as brokers units relating to the October 23, 2007 private placement and 179,375 shares at a value of $0.80 per share for debt totaling $143,500.

The Company expensed bonuses totaling $nil (eleven months ended December 31, 2007 - $89,230) that were settled by the issue of shares.

19.	Economic dependence

The Company’s operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

20.	Financial instruments

(a)	Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Unrealized gains and losses on held-for-trading financial instruments are recognized in the net income (loss) for the period. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (loss) (“OCI”) and are transferred to the net income (loss) for the period when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability other than held-for-trading, are added to the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

Accounts payable and accrued liabilities (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair value at December 31, 2008 and 2007 due to their short-term nature. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 8, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by fixing the interest rates upon the inception of the debt. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

(b)	Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As at December 31, 2008, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

20.	Financial instruments (continued)

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At December 31, 2008 less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 8 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 8, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 21, the Company is in compliance with all financial covenants relating to its financial liabilities as at December 31, 2008. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in US$ related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at December 31, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in approximately $100,000 impact to accumulated other comprehensive income (loss) (“AOCI”). Based upon the remaining payments at December 31, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in approximately $10,000 impact to net income (loss). The Company substantially reduced its US$ liabilities in June 2008 which increased the overall foreign exchange exposure but substantially reduced the net income (loss) exposure.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. The Company is partially hedged for the US$ natural gas price risk as it reports in Canadian dollars which often decreases as US$ based oil and natural gas price decreases. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

21.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	December 31,	December 31,
	2008	2007
	$	$

Total loans payable including current portion	931,939	14,371,682
Shareholders’ equity	22,442,493	2,768,925
Total debt and equity	23,374,432	17,140,607

Debt to equity ratio, end of period	0.04	5.19

Changes from December 31, 2007 relate primarily to changes within shareholders’ equity relating to current period earnings, the exercise of stock options, the exercise of warrants, the issue of Special Warrants (Note 12) and repayment of the Pacific Hydro loan as mentioned in Note 15.

The Company is in compliance with all financial covenants as at December 31, 2008.

Capital required for new projects would initially be sought at the project company level through finance partnerships common in the U.S. renewable energy market.

22.	Subsequent events

On March 6, 2009, the Company settled a lawsuit filed by Tom Vihvelin, a former director of Eastern Wind and recorded a loss from discontinued operations for the year ended December 31, 2008 of $122,188 which included the settlement amount of $50,000 to the plaintiff plus legal costs.

23.	Segmented information

The Company is involved in the acquisition and development of wind farms in the United States and, accordingly, has one reportable segment.

24.	Comparative figures

The comparative consolidated balance sheets and statements of operations have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements. In addition, the Company presented its statement of operations based on functional account and as a result, has restated the statement of operations for the eleven months ended December 31, 2007 and year ended January 31, 2007.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

25.	Reconciliation of Canadian and United States generally accepted accounting principles

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in some respects from generally accepted accounting principles in the United States (“US GAAP”).

(b)	The significant differences between Canadian and US GAAP that affect the Company’s consolidated financial statements are summarized below:

Reconciliation of balance sheet items

	2008	2007
	$	$

Total assets per Canadian/US GAAP	30,263,139	25,992,595

Total liabilities per Canadian GAAP	7,820,646	23,223,670
Difference in convertible debt discount	-	8,634
Total liabilities under US GAAP	7,820,646	23,232,304

Shareholders' equity per Canadian GAAP	22,442,493	2,768,925
Difference in convertible debt discount	-	(8,634)
Shareholders' equity under US GAAP	22,442,493	2,760,291

Reconciliation of statement of operations items

		Eleven months
	Year ended	ended	Year ended
	December 31,	December 31,	January 31,
	2008	2007	2007
	$	$	$

Net loss for the period per Canadian GAAP	(2,269,275)	(2,584,577)	(11,722,608)
Difference in convertible debt accretion	8,634	58,503	60,615
Net loss for the period per US GAAP	(2,260,641)	(2,526,074)	(11,661,993)

(Loss) gain per share - basic and diluted per US GAAP
Continuing operations	(0.15)	(0.11)	(0.23)
Discontinued operations	0.08	0.01	(0.26)
Net loss	(0.07)	(0.10)	(0.49)

Weighted average number of common shares outstanding - basic and diluted	32,544,125	26,230,119	23,788,927

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

25.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

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

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS 157 became effective for our 2008 fiscal year and there has been no material impact in the Company’s financial condition, results of operations or cash flows as a result of the adoption of this standard.

(ii)	The fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115 (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. While SFAS 159 became effective for our 2008 fiscal year, we did not elect the fair value measurement option for any of our financial assets or liabilities. Therefore, the adoption of SFAS 159 did not have a material impact in the Company’s financial condition, results of operations or cash flows.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

25.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(d)	New accounting pronouncements for US GAAP (continued)

(iii)	SFAS No. 141 R, Business Combinations (“SFAS 141R”)

In December 2007, the FASB issued SFAS 141R which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the requirements of SFAS 141R and has not yet determined the impact on its consolidated financial statements.

(iv)	SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements (“SFAS 160”)

In December 2007, the FASB issued SFAS 160, Non-Controlling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (SFAS 160”), which requires an entity to classify noncontrolling interests in subsidiaries as a separate component of equity, to clearly present the consolidated net income attributable to the parent and the non-controlling interest on the face of the consolidated statement of income, and to account for transactions between an entity and noncontrolling interests as equity transactions. Additionally, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value. This statement is effective for fiscal periods beginning after December 31, 2008. Management is currently evaluating the requirements of SFAS 160 and has not yet determined the impact on its consolidated financial statements.

(v)	SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”)

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and their effect on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for the Company on January 1, 2009. The Company is currently evaluating the impact that the adoption of SFAS 161 will have on its consolidated financial statements.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2008
(Expressed in Canadian dollars)

25.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(d)	New accounting pronouncements for US GAAP (continued)

(vi)	SFAS No. 162, Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”)

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Management is currently evaluating the requirements of SFAS 162 and has not yet determined the impact on its consolidated financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WESTERN WIND ENERGY CORP.

“Jeffrey J. Ciachurski”
By:
Jeffrey J. Ciachurski
CEO and Director

Dated this 5th day of May, 2009.