Form 20-F
period 2009-12-31
WESTERN WIND ENERGY CORP
filed 2010-05-27
CIK 1271131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009, or

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

Jeff Ciachurski
1326 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8
(604) 685-9463
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None	Not applicable
(Title of Class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2009: 47,542,397 Common Shares, without par value

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ] No [ X ]

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of Securities Exchange Act of 1934.

Yes [   ] No [ X ]

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [   ]

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [ X ]

     Indicated by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[ X ] Item 17 [   ] Item 18

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

Table of Contents

NOTE ON FORWARD-LOOKING STATEMENTS		5

USE OF CERTAIN TERMS		6

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
3.A.	Selected Financial Data	6
3.B.	Capitalization and Indebtedness	9
3.C.	Reasons for the Offer and Use of Proceeds	9
3.D.	Risk Factors	10

ITEM 4.	INFORMATION ON THE COMPANY	16
4.A.	History and Development of the Company	16
4.B.	Business Overview	20
4.C.	Organizational Structure	30
4.D.	Property and Equipment	31
4.E.	Unresolved Staff Comments	33

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	33
5.A.	Operating Results	34
5.B.	Liquidity and Capital Resources	45
5.C.	Research and Development, Patents and Licenses, Etc.	46
5.D.	Trend Information	46
5.E.	Off-Balance Sheet Arrangements	46
5.F.	Tabular Disclosure of Contractual Obligations	47

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	47
6.A.	Directors and Senior Management	47
6.B.	Compensation	49
6.C.	Board Practices	50
6.D.	Employees	51
6.E.	Share Ownership	51

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53
7.A.	Major Shareholders	53
7.B.	Related Party Transactions	54
7.C.	Interests of Experts and Counsel	54

ITEM 8.	FINANCIAL INFORMATION	54
8.A.	Consolidated Statements and Other Financial Information	54
8.B.	Significant Changes	55

ITEM 9.	THE OFFER AND LISTING	55
9.A.	Offer and Listing Details	55
9.C.	Markets	57

ITEM 10.	ADDITIONAL INFORMATION	57
10.A.	Share Capital	57
10.B.	Notice of Articles and Articles of Incorporation	57
10.C.	Material Contracts	58
10.D.	Exchange Controls	59
10.E.	Taxation	60
10.F.	Dividends and Paying Agents	66
10.G.	Statement by Experts	66
10.H.	Documents on Display	66
10.I.	Subsidiary Information	66

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	66

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	67

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	67

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	67

ITEM 15.	CONTROLS AND PROCEDURES	68
15.A.	Disclosure Controls and Procedures	68
15.B.	Management’s Annual Report on Internal Control Over Financial Reporting	68
15.C.	Attestation Report of the Registered Public Accounting Firm	69
15.D.	Changes in Internal Control Over Financial Reporting	69

ITEM 16.	[RESERVED]	69
16.A.	AUDIT COMMITTEE FINANCIAL EXPERT	69
16.B.	CODE OF ETHICS	69
16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	69
16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	71
16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	71
16.F.	CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT	71
16.G.	CORPORATE GOVERNANCE	71

ITEM 17.	FINANCIAL STATEMENTS	71

ITEM 18.	FINANCIAL STATEMENTS	71

ITEM 19.	EXHIBITS	72

PART I

NOTE ON FORWARD-LOOKING STATEMENTS

Statements in this annual report that are not based on historical events are called “forward-looking statements” within the meaning of applicable U.S. and Canadian securities laws. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to our future market size, our business, and our future operating performance. When the words “may”, “should”, “will” “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, and “project”, or the negatives of such terms or similar expressions are used, they are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding management’s expectations regarding our future operations; forecasts of future costs and expenditures; evaluation of market conditions; the outcome of legal proceedings; the adequacy of reserves; the ability of our company to redevelop older existing wind farms on a profitable basis; our expectation that we will develop projects in Ontario, Canada and the Caribbean; our belief that we maybe able to enter into joint ventures to mitigate risks in turbine purchases in the event that turbine availability decreases; our expectation that we will have all required transmission agreements to deliver power to Southern California Edison Company’s Vincent Substation by the second quarter of 2010; management’s belief that the Windridge Wind Farm can be repowered to deliver the full 4.5 MW of name plate capacity with new turbines that are within FAA height restrictions; our belief that green credits have the potential to evolve into a significant source of revenue; our plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities; our belief that incentives in our industry should have a positive long-term effect on our business and the wind energy industry in general; management’s belief that our cash on hand and cash flow from the Mesa Wind Farm (“Mesa”) will be insufficient to support our project development expenses and will have to be augmented by additional financing or capital; our expectation that projects like Windstar, Mesa and Kingman will be attractive to potential finance partners; management’s belief that full financing will be available to complete future development of the Windstar, Mesa and Kingman Projects; management’s belief that Mesa and Windridge Wind Farms acquired by the Company can be redeveloped on a profitable basis and can continue to generate cash flow prior to redevelopment; the Company’s estimate that it will start construction of the Windstar Project on August 1, 2010 and that its commercial operations will commence on March 1, 2011; the Company’s ability to acquire or lease additional contiguous land parcels to its Windswept Project to further increase the capacity of the project; the Company’s expectation that the remaining balance of the Windstar Project financing will come from a combination of the engineering, procurement and construction contractor and the turbine supplier; the Company’s anticipation that the repowering/expansion of the Mesa Wind Farm will start construction in time to qualify for the 30% cash grant from the U.S. Treasury Department and will qualify for a U.S. Department of Energy loan guarantee program; the Company’s estimate that the Mesa wind turbines will have another ten years of useful life; or other business plans. You are cautioned that any such forward-looking statements are not guarantees that any of our projects or business operating units, divisions, subsidiaries, or affiliates will achieve any particular financial results. Our actual results may differ from those contained in the forward-looking statements due to risks or uncertainties facing us or due to facts differing from the assumptions underlying our predictions. Some of those risks and assumptions are set out under “Risk Factors” outlined elsewhere in this annual report and include, but are not limited to operating risks; environmental and weather changes; competitive risks; regulatory changes; the actions of foreign and domestic governments; employment risks; enforcement risks; legal risks; securities and financial risks; the development and availability of renewable energy technologies; compliance costs; our ability to make effective acquisitions and successfully develop and integrate new acquisitions; pricing and other political pressures; our ability to manage our growth successfully; our ability to finance the development or construction costs of building wind and solar farms; our ability to purchase electric generation equipment; our ability to obtain access to the transmission lines necessary to deliver the power we produce and sell; our ability to secure new power purchase agreements and to fulfill our obligations to utilities under our current agreements; equipment failure risks; our ability to continue as a going concern; our ability to hire and retain qualified personnel and contractors; and the ability of U.S. residents to enforce civil judgments against us in Canada.

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
  references to “U.S.” or “the U.S.” mean the United States of America;
  references to “MW” mean megawatts;
  references to “MWh” mean megawatt hours;
  references to “kW” mean kilowatts;
  references to “kWh” mean kilowatt hours; and
  all references to monetary amounts are in Canadian dollars, unless otherwise indicated.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

The following table summarizes selected consolidated financial data for our Company, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the year ended December 31, 2009, the year ended December 31, 2008, the eleven months ended December 31, 2007 and for each of the two fiscal years ended January 31, 2007 and 2006. Additional information is presented to show the difference that would result from the application of U.S. generally accepted accounting principles (“U.S. GAAP”) to our financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 23 to our consolidated financial statements included in this annual report. We obtained the information for the years ended December 31, 2009 and 2008 in the following tables from more detailed consolidated financial statements and related notes included in this annual report and the tables should be read in conjunction with such financial statements and the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects”. All amounts are expressed in Canadian dollars.

Canadian GAAP

	Years Ended December 31,		Eleven months ended(1)	Years Ended January 31,(1)
	2009	2008	Dec. 31, 2007	2007	2006

Revenues	$2,798,496	$5,116,652	$4,264,759	1,594,440	Nil
Loss from continuing operations	($5,023,162)	($4,993,322)	($2,819,232)	($5,559,547)	($4,719,358)
Loss from continuing operations per share	($0.12)	($0.15)	($0.11)	($0.23)	($0.27)
Net loss	($5,023,162)	($2,269,275)	($2,584,577)	($11,722,608)	($5,114,221)
Net loss per share
Basic	($0.12)	($0.07)	($0.10)	($0.49)	($0.30)
Diluted	($0.12)	($0.07)	($0.10)	($0.49)	($0.30)

	As At December 31,			At January 31,
	2009	2008	2007	2007	2006

Total assets	$29,202,080	$30,263,139	$25,992,595	$30,574,515	$12,347,093
Total Liabilities	$4,358,918	$7,820,646	$23,223,670	$28,585,546	$875,090
Shareholders' equity	$24,843,162	$22,442,493	$2,768,925	$1,988,969	$11,472,003
Paid-in-Capital (2)	$59,923,024	$50,739,467	$31,414,824	$25,671,261	$23,904,785
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, basic and fully diluted	42,860,006	32,544,125	26,230,119	23,788,927	17,256,697

(1)

The consolidated financial statements were prepared on a going concern basis that assumes we will be able to realize assets and discharge liabilities during the normal course of business. Our continued operations depend, in part, upon our ability to complete the development and construction of wind energy projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to finance our development projects through project financing or possible joint ventures. The Company has been successful to date in attracting additional capital to continue development and to maintain liquidity. See notes 1 and 8 to the audited consolidated financial statements.

(2)	Paid-in-capital includes share capital, subscriptions receivable, contributed surplus, warrants and deferred share bonus expense.

U.S. GAAP

	Years Ended December 31(1)		Eleven months ended(1)	Years Ended January 31,(1)
	2009	2008	2007	2007	2006

Revenues	$2,798,496	$5,116,652	$4,264,759	$1,594,440	Nil
Loss from continuing operations	($5,023,162)	($4,984,688)	($2,760,729)	($5,498,932)	($4,719,358)
Loss from continuing operations per share	($0.12)	($0.15)	($0. 11)	($0. 23)	($0. 27)
Net loss	($5,023,162)	($2,260,641)	($2,526,074)	($11,661,993)	($5,114,221)
Net loss per share
Basic	($0.12)	($0.07)	($0. 10)	($0. 49)	($0. 30)
Diluted	($0.12)	($0.07)	($0. 10)	($0. 49)	($0. 30)

	As At December 31,			As At January 31,
	2009	2008	2007	2007	2006

Total assets	$29,202,080	$30,263,139	$25,992,595	$30,574,515	$12,347,093
Total Liabilities	$4,358,918	$7,820,646	$23,232,304	$28,652,683	$875,090
Shareholders' equity	$24,843,162	$22,442,493	$2,760,291	$1,921,832	$11,472,003

Paid-in-Capital (2)	$59,923,024	$50,739,467	$31,414,824	$25,671,261	$23,904,785
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, basic and fully diluted	42,860,006	32,544,125	26,230,119	23,788,927	17,256,697

(1)

The consolidated financial statements have been prepared on a going concern basis that assumes we will be able to realize assets and discharge liabilities during the normal course of business. Our continued operations depend, in part, upon our ability to complete the development and construction of wind energy projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to finance development projects through project financing or possible joint ventures. The Company has been successful to date in attracting additional capital to continue development and to maintain liquidity. See notes 1and 8 to the audited consolidated financial statements.

(2)	Paid-in-capital includes share capital, subscriptions receivable, contributed surplus, warrants and deferred share bonus expense.

Currency and Exchange Rates

The following table sets out the exchange rates, based on the noon buying rates in St Louis for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of St Louis (the “Noon Buying Rate”), for the average exchange rates during such periods (based on the daily Noon Buying Rates) of the Canadian dollars into US dollars:

	Years Ended December 31,		Eleven months ended	Years Ended January 31,
	2009	2008	Dec 31, 2007	2007	2006

Average for period	$0.8761	$0.9372	$0.9431	$0.8805	$0.8331

The following table sets out the high and low exchange rates, based on the Noon Buying Rate as certified for customs purposes by the Federal Reserve Bank of St Louis for the conversion of Canadian dollars into U.S. dollars, for the following periods:

2010	High	Low
April	$1.0040	$0.9805
March	$0.9891	$0.9596
February	$0.9598	$0.9315
January	$0.9747	$0.9373

2009
December	$0.9615	$0.9334
November	$0.9562	$0.9309

On May 20, 2010, the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars was US$0.9365 per one Canadian dollar. Unless otherwise specified, all references to currency in this annual report refer to Canadian dollars.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Operating Risks

We may not be able to begin construction of our Windstar, Kingman or Mesa Projects in 2010 or place the facilities in commercial operation by 2012 to qualify for the 30% tax credit or cash grant from the U.S. Treasury Department.

Under the American Recovery and Reinvestment Act of 2009 (“Recovery Act”), funds will be granted to persons who place in service specified energy property during 2009 or 2010 or after 2010 if construction began on the property during 2009 or 2010 and the property is placed in service by a certain date specified by the Recovery Act. In order for the Company to qualify for the investment credit or cash grant, construction of our Windstar, Kingman or Mesa repower/expansion projects must begin construction before December 31, 2010 and be in commercial operation by December 31, 2012. If we fail to meet these deadlines, we will not qualify for either the investment credit or cash grant, which could impact the feasibility of our projects.

We have a history of losses.

We have accumulated deficit of $34,032,404 since incorporation through the year ended December 31, 2009, and we expect such losses to continue as we incur non-capitalized development costs and general and administrative expenses. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability. Our ability to achieve and maintain profitability depends on our decision to invest in development projects and may depend on our ability to construct or acquire wind farms, and to generate and sell electricity at a profit. If we cannot achieve or maintain profitability, we may not be able to continue to absorb the resulting financial losses. If we continue to suffer financial losses, our business may be jeopardized and our investors may lose all of their investment in our shares.

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

Notwithstanding the Recovery Act and other regulatory incentives, we may not be able to finance the development or the construction costs of building wind and solar farms.

We do not have sufficient funds from the cash flow of our operations to fully finance the development or the construction costs of building wind and solar farms. Additional funds will be required to complete the development and construction of our projects, to find and carry out the development of new properties, and to pay the general and administrative costs of operating our business. Additional financing may not be available on acceptable terms, if at all, even with various regulatory and tax incentives. If we are unable to raise additional funds when needed, we may be required to delay development and construction of our wind farms, reduce the scope of our projects, and/or eliminate or sell some or all of our development projects. Specifically with regards to our Windstar Project, if we cannot close financing on a timely basis, it would delay further development on the project which would affect our application for the investment tax credit or cash grant from the U.S. Treasury Department.

Changes in oil and gas prices can negatively affect our energy prices.

Some of the Company’s power purchase agreements provide for pricing based on variable Short Run Avoided Cost (“SRAC”) prices that are influenced by oil and gas prices. As oil and gas prices fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.

We may not be able to obtain suitable land parcels to develop our wind and solar farm projects.

Although we may own, lease or have rights to certain land parcels we may not be able to secure additional suitable land parcels that can be appropriately zoned to complete our wind and solar farm projects.

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

We depend on access to transmission facilities so that we may deliver power to the purchaser. If existing transmission facilities do not have available transmission capacity, we would be required to pay for the upgrade of existing transmission facilities or to construct new ones. There can be no assurance that we will be able to secure access to transmission facilities at a reasonable cost, or at all. As a result, expected profitability on a project may be lower than anticipated or, if we have no access to electricity transmission facilities, we may not be able to fulfill our obligations to deliver power or to construct the wind power facility or we may be required to pay liquidated damages.

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

We are subject to currency risk since we report our financial statements in Canadian dollars and raise equity capital in Canadian dollars. We attempt to match our funds with our obligations but this is not always achieved. At the same time, any U.S. dollar denominated debt offsets our investments in U.S. dollar assets. When we construct projects in the U.S., we usually raise project debt in U.S. dollars and a portion of the equity in U.S. dollars. All revenues and expenses for these projects will be in U.S. dollars. The translation of these amounts into our financial reporting currency, however, may result in foreign exchange losses.

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

We face significant competition from large power project developers, including electric utilities and large independent power producers that have greater project development, construction, financial, human resources, marketing and management capabilities than our company. They have a track record of completing projects and may be able to acquire funding more easily to develop and construct projects. They have also established relationships with energy utilities, transmission companies, turbine suppliers, and plant contractors that may make our access to such parties more difficult.

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

ii)	U.S. Production Tax Credit that provides a levelized value of approximately 2.1-cents per kilowatt-hour (kWh) federal tax benefit for the first ten years of a renewable energy facility's operation, indexed for inflation or, in the alternative, the 30% Business Energy Investment Tax Credit or an equivalent cash grant from the U.S. Treasury Department; and

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

As of December 31, 2009, our total consolidated assets were $29,202,080. For additional information regarding revenues and sales, see “Item 3. Key Information – Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

Capital Investments

During the past three fiscal years, our principal capital expenditures have been the acquisition of real property and producing wind energy assets. We have acquired 532 acres in California from 2007 to 2009 for $4,532,427. We have four conditional purchase agreements for land in Ontario, Canada for 384 acres for potential development of solar energy facilities with a combined conditional purchase price of $3,635,000, of which deposits of $46,000 are outstanding as at December 31, 2009.

Divestitures

During the past three fiscal years, the only significant divestiture of assets occurred on September 28, 2007 as a result of a Settlement Agreement with Pacific Hydro Ltd. (“Pacific Hydro”), which terminated the Steel Park Project in Arizona (the “Steel Park Project”). Pursuant to the settlement agreement, we transferred ownership of the turbines to Pacific Hydro. Pacific Hydro became a shareholder of Western Wind in 2006, provided a loan for the acquisition of the Mesa Wind Farm and had agreed to co-develop the Steel Park Project with us. Pacific Hydro sold its shares in Western Wind as part of the Settlement Agreement to institutional shareholders in April 2008. See our Form 20-F for the eleven months ended December 31, 2007 for additional information on our relationship with Pacific Hydro at that time.

Public Takeovers

During the last fiscal year and to date, there have been no public takeover offers by third parties.

Important developments during the year ended December 31, 2009 and in 2010

Revenues

Our revenues decreased 45% to $2,798,496 for the year ended December 31, 2009, from $5,116,652 for the year ended December 31, 2008. The decrease was largely due to lower monthly electricity prices caused by a decrease in natural gas prices that we are paid for our electric generation.

Ontario Solar Projects

During 2009, we made significant inroads into establishing a foothold in solar energy by entering into four conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements as at December 31, 2009, we have paid deposits of $46,000 that become non-refundable once the Company obtains all government, local authority, utility and other contracts, agreements and approvals necessary to develop solar energy facilities. We could pay an additional $3,589,000 in progress payments if we complete the purchase of the properties.

Production & Investment Tax Credits

On March 24, 2009, we announced through a press release that the U.S. Congress passed the American Recovery and Reinvestment Act of 2009, which extends the U.S.$21/MWh production tax credits through 2012 and provides an option to elect a 30% investment tax credit or equivalent cash grant from the U.S. Treasury Department. Management expects the new law to have a positive impact for U.S. renewable energy projects and did experience an increase in the number of parties expressing an interest in financing our development projects. There can be no assurance, however, that the Company will receive any financing opportunities as a result of the new law. See “Risk Factors”.

Private Placement

On March 30, 2009, we entered into an engagement letter with Loewen, Ondaatje, McCutcheon Limited (“LOM”) pursuant to which we engaged LOM as agents in connection with a proposed private placement of up to 5,846,154 units (the “Units”) of the Company at a price of $0.65 per Unit to raise total gross proceeds of approximately $3.8 million (the “Offering”). Each Unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share until 24 months from the closing date of the offering. LOM was granted an agent option to increase the size of the Offering by 20%. The Offering closed on May 5, 2009. The net proceeds from the Offering were used to fund development activities for the Windstar Project, re-powering/expansion of the Mesa Wind Farm near Palm Springs, California, and the Ontario Solar Initiative where the Company has secured four (4) solar sites by way of conditional land purchase agreements. The agents undertook the offering on a fully marketed, commercially reasonable efforts basis. The agents were paid a cash commission of 7% of the gross proceeds and granted agent's compensation options to purchase an additional 7% of the number of Units sold. The Company also announced its intention to issue, by way of a non-brokered private placement, up to an additional 2,700,000 Units partially for cash but mostly for direct land acquisitions in the Tehachapi Wind Resource Area.

On May 5, 2009, we closed the above mentioned brokered private placement offering of 7,015,000 units at a price of $0.65 per unit for gross proceeds of $4,560,205. Each unit was comprised of one common share and one half of a purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share for a period of two years from the closing date at a price of $1.00 per share.

On May 12, 2009, we issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share for a period of two years from the closing date at a price of $1.00 per share.

Development of the Windstar Project

On June 5, 2009, we acquired, in an arm’s length transaction, important parcels of land located in Tehachapi, California from two individuals. We issued 1,521,601 shares at a value of $0.89 per share for a total of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$ 200,000) in cash for the land.

In February 2010, the Company closed an acquisition of an additional 100 acres of land in Tehachapi, California relating to the Windstar Project for $802,577 net of $174,000 paid in deposits as of December 31, 2009.

On June 10, 2009, we received unanimous consent from the Kern County Board of Supervisors for wind energy zoning approval of its 120 megawatt Windstar Project.

On July 9, 2009, we engaged The Manufacturers Life Insurance Company (“Manulife”) to arrange up to $200 million in senior secured project financing (“Debt Facility”) to support the construction and operation of the 120 MW Windstar Project located in Tehachapi, California. The proposed term of the Debt Facility would include the construction period plus 20 years and the interest rate would be fixed at a market rate set upon closing. Closing of this financing is subject to the usual and customary due diligence for a wind project as well as lender approvals.

On August 11, 2009, we engaged R. W. Beck Inc. and DNV Global Energy Concepts Inc. ("Independent Engineers") as the independent engineers for the Windstar Project. The Independent Engineers will review the technical aspects of the project, evaluate and analyze the wind data and resource assessments, monitor construction and review start-up and testing procedures.

On August 24, 2009, the Company entered into a major wind turbine reservation order with Gamesa Wind US LLC for the procurement of up to 120 MW of wind turbine generators. The Windstar Project will consist of Gamesa G80 2-MW and G87 2-MW turbines. This flexible product mix is capable of harnessing the Windstar site’s uniquely varied wind resource.

On December 17, 2009, we signed an amendment to the power purchase agreement (“PPA”) that updates the terms to reflect current market conditions and project status. We estimate construction to commence in the third quarter of 2010 and commercial operations to commence in the second quarter of 2011.

On January 15, 2010, we entered into two corporate loan agreements with two institutional investors for a total of US$2.5 million. The loans bear interest at 10% per annum. A bonus was payable in common shares of the Company at a discounted market price of C$1.46. A finder’s fee was payable to PI Financial Corp., who acted as an advisor on the loan, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of C$1.82. The bonus shares totaled 352,534. The Company used the funds to post a US$2.4 million development fee in favor of Southern California Edison Company as insurance that we will complete the construction of the Windstar Project.

On March 1, 2010, we provided an update on the 120 MW Windstar Project financing by stating the final execution of a Turbine Supply Agreement ("TSA") and Balance of Plant Contract from an EPC Contractor and other key project components are completed prior to formal financial close. At formal financial close, the lender will release into an escrow construction account, the funding necessary to construct and commence operations at the wind park. We also announced that we selected RMT Inc., a subsidiary of Alliant Energy of Madison, Wisconsin, as the EPC contractor for Windstar. RMT, is currently performing substantial activities on the Windstar Project which include geotechnical drilling of all 60 turbine sites, calculations of soil dynamic loadings, seismic refraction surveys, electrical resistivity testing, road design, substation design, transmission interconnection design and formulating the complex turbine installation and commissioning strategy.

Development of the Mesa Project

On September 23, 2009, we announced through a press release that the U.S. Bureau of Land Management (“BLM”) approved the Company’s proposal to renew the Right of Way (“ROW”) Grant, set to expire in 2013, to re-power (“Phase I”) and expand (“Phase II) the Mesa Wind Farm (“Mesa Project”) near Palm Springs, California with new, more efficient wind turbine generators and to continue to operate for another 24 years, until 2037. The Mesa Project is potentially one of the highest yielding wind parks in the country, per megawatt (MW), due to its outstanding wind speeds.

On March 8, 2010, we announced that we planned to commence construction of Phase I of the Mesa Project before the end of 2010 and to commence commercial operations before June 30, 2011. In addition, we stated that the potential lender's independent engineer completed an independent resource assessment on the Mesa site and Gamesa completed a site suitability study for Phase I of the Mesa Project. Capacity factors are consistent with a wind resource at Mesa averaging 10.4 meters per second (23 mph) from met tower MT-34 recording over six (6) years of wind data.

Development of the Windswept Project

On October 26, 2009, we announced that we had secured approximately 575 contiguous acres near Tehachapi, California through land purchases and ground leases to pursue the development of a new wind energy project of at least 30MW. The new project is just west of Western Wind’s current late development stage Windstar Project. Western Wind is testing the site to confirm the wind resource and working on acquiring or leasing additional contiguous land parcels.

Sale of Easements

On October 28, 2009, we completed the sale of two easements in the Windstar Project area for a total consideration of U.S.$201,075, of which U.S.$49,976 was used to repay one of the Windstar mortgages in full resulting in a net cash inflow of U.S.$151,099.

On March 15, 2010, we completed the sale of easements in the Windstar project area for a total consideration of U.S.$33,996 of which U.S.$22,183 was used to repay another of the Windstar mortgages in full resulting in a net cash inflow of U.S.$11,813.

Development of the Kingman Project

On October 20, 2009, we signed a power purchase agreement (“PPA”) with UNS Electric Inc., a subsidiary of UniSource Energy Corporation (UNS-NYSE) of Arizona, for a new fully integrated combined wind and solar (photovoltaic (“PV”)) energy project. The Arizona Corporation Commission approved the PPA on April 1, 2010. In addition, we executed a contract with UNS to construct the interconnection facilities, including the transmission line from the project substation to the point of interconnection with UNS transmission system. The proposed integrated wind and solar project is believed to be one of the first of its kind in North America.

On January 13, 2010, we announced that we received approval from the FAA for 15 turbine locations at 399 feet per turbine for our Kingman Project, an integrated wind and solar project in Arizona. We also announced that we are in the process of finalizing a turbine supplier, EPC contractor and solar panel provider and that the Company will be utilizing very advanced copper indium gallium selenium (CIGS) solar technology that is both robust and cost effective.

On March 8, 2010, we announced that we planned to commence construction of the Kingman Project before the end of 2010 and to commence commercial operations before June 30, 2011. The Company and RMT, an EPC contractor for the Windstar Project, are jointly conducting various project tasks for Kingman including preliminary design, system impact and feasibilities studies and permitting.

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

We have two operating wind energy facilities – the Mesa and Windridge Wind Farms – and we have one wind energy project in the late stages of development – the Windstar Project. We sell energy produced from Windridge and Mesa to Southern California Edison Company (“SCE”), generating gross revenues of approximately $2.8 million per year.

According to the American Wind Energy Association (“AWEA”), wind energy was the world's fastest growing energy source during most of the 1990s, expanding at annual rates ranging from 25% to 35%. The AWEA estimates the global industry growth rate has averaged 32% over the five years from 2004 through 2008, with a growth rate of 39% in 2009. Globally, over 9,900 MW of new wind capacity was added in 2009, 18% more capacity than was available in 2008. Current installed capacity worldwide at the end of 2009 was 159,000 MW, compared to 121,000 MW at the end of 2008. The major contributing growth factor is the federal stimulus package passed in 2009 that extended a tax credit and provided other investment incentives for alternative energy sources.

Principal Markets and Projects

Our operating facilities are located in, and our primary focus for development is on, southern California and Arizona, and we expect to develop projects in Ontario, Canada, and the Caribbean. The majority of our projects under development are located in California and Arizona, where Western Wind controls approximately 10,000 acres through direct ownership, right of way grants, leases or exclusive building rights under letters of intent (see table below). This is a decrease from 28,000 in prior years due to the release of certain BLM land in Arizona due to habitat for threatened and/or listed species.

California has three major regulated investor-owned utilities and many municipal utilities, all of which are required by state law to have renewable sources of generation in their resource portfolios, whether generated or purchased. Arizona and Ontario utilities have similar requirements. Due to federal regulations requiring that transmission owners provide service on the same terms to all generators requesting service, known as “open access”, independent power producers, such as our company, are able to develop wind and solar energy projects in areas where such resources are most prevalent and sell power to anyone interconnected with the transmission grid in California. California’s transmission grid is operated by a regional transmission organization (“RTO”), the California Independent System Operator (“CAISO”). Other states belong to other RTOs.

Nearly all of commercial wind energy generation in California originates in three areas: Altamont Pass, Tehachapi Pass, and San Gorgonio Pass. Tehachapi Pass is one of the largest wind parks in the world, with over 5,000 wind turbines owned and operated by a variety of different entities. Tehachapi Pass produces over 705 MW of nameplate capacity, the maximum rated output the turbines could produce according to the turbine manufacturer, producing over 1.4 billion kilowatt hours of electricity per year. In Tehachapi Pass, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy generation in the area. According to the AWEA, a wind speed of 7.5 meters per second and higher is an “excellent” wind resource. In preparing models of the Tehachapi Pass wind energy potential, the CAISO uses 7.5 meters per second and its models have shown a capacity factor of 45%. Capacity factors in Tehachapi Pass are in excess of 40% using modern wind turbines, compared to an estimated average 36% capacity factor for all 2007 U.S. installations, according to the AWEA.

In addition, California’s electricity rates are among the highest in the U.S. and, in November 2008, the governor of the State of California signed Executive Order S-14-08 requiring that California utilities reach a 33% renewable energy goal by 2020, exceeding the previous legislative mandate that electric utilities supply 20% of their total retail power sales from renewable resources by 2010. According to CAISO, the renewable portfolio standard will require 8,000 MW of new wind generation, of which approximately 4,000 MW are expected to be developed in Tehachapi Pass. We continue to purchase and lease Tehachapi Pass property because it is one of the most favorable regions for wind energy generation.

Operating Projects and Projects Under Development in Ontario, California and Arizona as of December 31, 2009

Generating Facility/ Development Project	Development Stage*	Nameplate Capacity (MW)**	Land Resource (acres)	State/Province
Mesa & Mesa Project	Producing & Late – stage development	50	440 (Leased)	California
Windridge	Producing	4.5	191 (Owned)	California
Windstar Project	Late-stage development	120	1,840 (Owned)	California
Barstow Project	Early-stage development	100	3,300 (Leased)	California
Reef City	Early-stage development	40	1,200 (Option to lease)	California
Kingman	Late-stage development	15	1,110 (Owned)	Arizona
Windswept	Early-stage development	30	44 (Owned) 527 (Lease)	California
Howling Dog	Early-stage development	15	393 (Owned)	Arizona
Red Lake	Early-stage development	20	442 (Owned)	Arizona
Ontario Solar	Early-stage development	40	384 (Conditional purchase agreements)	Ontario
*Late-stage development projects include projects with power purchase agreements, land control and zoning.
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

Windstar – Tehachapi Pass, California

We own 1,840 acres of land in the Tehachapi Pass Wind Park. Parcels in excess of 1,015 acres are zoned for wind farm development, with the remaining parcels used for setback and other purposes. The Kern County Board of Supervisors approved our zone change request on June 9, 2009. Five meteorological towers have been erected since May 2006, to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of entities. Tehachapi Pass generates over 705 megawatts of nameplate capacity and produces over 1.4 billion kilowatt-hours of electricity per year. The Tehachapi mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, we negotiated a PPA with Southern California Edison Company (“SCE”) to supply the output from a 120 MW facility no later than December 31, 2009. On December 17, 2009, the Company signed an amendment to the PPA that updates the terms to reflect current market conditions and project status. We estimate that construction will begin by in 2010 and the commercial operations will begin in 2011. There can be no assurance, however, that construction and commercial operations will commence on such dates or at all. See “Risk Factors”.

We have executed interconnection and transmission service agreements for access to and use of the Sagebrush Line. In addition, we have submitted all required applications for interconnection and transmission services to NextEra Energy Resources (formerly known as FPL Energy, LLC), the operator of the Wilderness Line, and expect to have the interconnection and transmission services agreements executed by the second quarter of 2010. There can be no assurance, however, that we will have the Wilderness agreements executed by such time. See “Risk Factors”.

We have executed a Large Generator Interconnection Agreement with California Independent System Operator (“CAISO”) and SCE to deliver power to SCE’s Vincent Substation. In February 2009, the CAISO granted our request to extend the commercial operation deadline from December 31, 2010 to December 31, 2012 due to its delays in processing our interconnection request.

In July 2009 we engaged The Manufacturers Life Insurance Company (“Manulife”) to arrange up to $200 million in senior secured project financing (“Debt Facility”) to support the engineering, procurement, and construction (“EPC”) of the Windstar Project. The term of the Debt Facility would include the construction period plus 20 years and the interest rate would be fixed at a market rate set upon closing. Closing of this financing will be subject to usual and customary due diligence by R. W. Beck Inc. and DNV Global Energy Concepts Inc. for a wind project as well as lender approvals. The remaining balance of the Windstar Project financing is expected to come from a combination of vendors and a third party lender, some of whom would be repaid from the 30% cash grant from the U.S. Treasury Department.

We expense the property carrying costs such as property taxes, liability insurance costs and mortgage interest and capitalize the wind farm development costs, including costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, power purchase agreements and regulatory matters. We have capitalized $1,423,196 in construction-in-progress costs during the year ended December 31, 2009.

We entered into a Limited Notice to Proceed Agreement authorizing RMT Inc., the selected EPC contractor for Windstar, to perform preliminary specified engineering, and consulting services up to U.S.$617,000. These services were completed and are to be funded from the project financing being arranged.

Windswept Project – Tehachapi Pass, California

We have secured approximately 571 contiguous acres near Tehachapi, California, just west of our Windstar Project, through land purchases and ground leases to pursue the development of an additional wind energy project of at least 30MW. We are testing the wind resource to confirm suitability and working on acquiring or leasing additional contiguous land parcels increase the capacity of the Windswept Project. However, there can be no assurance that we can find additional suitable parcels or to acquire additional land on terms satisfactory to us.

The Windswept Project is still several years from completion and is subject to obtaining wind energy zoning from Kern County, a power purchase agreement, interconnection to Southern California Edison’s new Tehachapi Renewable Energy Transmission line, financing and other development milestones.

Windridge – Tehachapi Pass, California

Windridge consists of 191 acres of land in Tehachapi, California, 43 Windmatic turbines, a substation, a collection system and a Power Purchase Agreement with Southern California Edison Company, which expires on December 7, 2014, to deliver the output from 4.5 MW of capacity.

We were exploring options to increase the generating capacity and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so our Windridge expansion plans have been temporarily suspended. The facility is currently operating below its rated capacity but management believes that the Windridge property can be repowered to deliver the full 4.5 MW of name plate capacity with new turbines that are within the FAA height restrictions or by using up to 70 of the Vestas V15 wind turbines that may be available after the Mesa Wind Farm expansion and repower.

Mesa Wind Farm – San Gorgonio Pass, California

Our Mesa Wind Farm is a 30 MW wind power facility located in the San Gorgonio Pass near Palm Springs. The assets include a right-of-way on 440 acres of land owned by the BLM, a PPA with SCE, 460 wind turbines, a collection system, a substation, roads and a maintenance building. The electricity production over the last nine years has been approximately 60 million kWh per year.

Currently, of the original 460 65-kW Vestas V15 turbines, approximately 430 are still operational and most have been upgraded to 75 kW, therefore maintaining the nominal 30MW capacity with fewer units. All operations and maintenance are subcontracted out to Airstreams Maintenance Corporation, an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

We submitted a plan of development (“POD”), environmental and archaeological assessments required for a repower and expansion up to 50 MW to BLM. A leading consultant was engaged for a wind assessment study that determined the siting of the wind turbines for the 50 MW redevelopment project. Due to larger turbines and foundations and site terrain, the project has been reduced to 46 MW. Phase I one of the redevelopment includes removing the existing turbines and installing 15 new, more efficient turbines. Phase II consists of installing an additional eight turbines and is dependent on obtaining transmission capacity. On September 21, 2009 the BLM issued a Record of Decision approving our redevelopment project and granted a 24-year ROW extension to September 22, 2037.

The PPA and associated interconnection agreement with SCE provides for the sale of electricity on an “as available” basis at SCE’s short-run avoided cost through June 22, 2010. On April 12, 2010, SCE extended the PPA in compliance with an order by the California Public Utilities Commission (“CPUC”) pending its approval of a new standard offer contract. Upon CPUC approval of SCE’s new standard offer contract, we will be required to enter into the new standard offer contract or to execute a PPA resulting from our participation in SCE’s 2009 request for proposals (“RFP”) to supply renewable energy. There can be no assurance, however, that SCE will award us a PPA under the 2009 RFP.

SCE has notified us that the repower of Mesa would cause significant transmission reliability issues and would need to be studied further. In addition, SCE notified us that there was insufficient capacity for Phase II of the Mesa Project, the 16-MW expansion (known as Mesa II). Management will continue working with SCE in evaluating to increase transmission capacity. We have expectations that the repowering/expansion of the Mesa Wind Farm will qualify for the 30% cash grant from the U.S. Treasury Department; however, there can be no assurance that the Mesa Project will start construction in 2010 to qualify for such grant or the loan guarantee program. See “Risk Factors”.

As of December 31, 2009 we have capitalized $207,894 in construction-in-progress costs related to these activities.

Kingman, Arizona

The Kingman Project is a 7 to 11 MW project fully zoned for wind energy on 1,110 acres owned by the Company in Kingman, Arizona. On October 20, 2009 we executed (“PPA”) with UNS Electric Inc., a subsidiary of UniSource Energy Corporation (UNS-NYSE) of Arizona, for a new fully integrated combined wind and solar (photovoltaic (“PV”)) energy project. The Arizona Corporation Commission approved the PPA on April 1, 2010. The new integrated wind and solar project is believed to be one of the first of its kind in North America.

In addition, we executed a contract with UNS to construct the interconnection facilities, including the transmission line from the project substation to the point of interconnection with UNS transmission system.

We have received approval from the FAA for 15 turbine locations at 399 feet per turbine. We are in the process of finalizing a turbine supplier, EPC contractor and solar panel provider utilizing very advanced copper indium gallium selenium (CIGS) solar technology that is both robust and cost effective.

We have capitalized $92,065 in construction-in-progress costs during the year ended December 31, 2009.

Barstow Project - California

In December 2007, we secured a new 100 MW wind and solar energy site near Barstow. After reviewing our environmental and cultural surveys of the area for the installation of meteorological towers, BLM issued an environmental assessment and, effective April 2, 2009, a three-year grant authorizing us to install two towers. The towers were installed during the second quarter of 2009.

If we determine that the wind resource is sufficient to justify developing a wind farm project, we will conduct the required environmental surveys to install wind turbines and associated electrical equipment, and apply for a commercial right-of-way grant from the BLM for approximately 3,300 acres. We are first in the queue to obtain a commercial right-of-way. This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission.

Ontario, Canada

In 2007, we began developing solar energy projects in Ontario, Canada. Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient capacity. Such eligible projects are then paid a standard price of $443 per MWh, often known as a “feed-in” tariff.

During 2008 and early 2009, we entered into five conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. During 2009, one of the conditional purchase agreements expired. However, we intend to renegotiate the agreement after obtaining appropriate zoning. There can be no assurance, however, that we will be able to renegotiate such agreement on terms acceptable to us or at all. See “Risk Factors”. Under the remaining four agreements, we paid deposits of $46,000, which become non-refundable when we obtain all government, local authority, utility and other contracts, agreements and approvals necessary to develop solar energy facilities. Additional future payments of $3,589,000 are contingent on reaching certain development milestones such as appropriate zoning. Title of the properties would not be transferred to us until the full purchase price has been paid.

We have submitted applications for interconnection and transmission service for five proposed 10-MW solar energy projects and have conditionally secured land for four projects. Four of the projects have completed interconnection impact assessments and zoning applications have been submitted; the fifth was withdrawn when the conditional purchase agreement expired.

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

Strategic Considerations

General

We acquire and develop sites or existing wind farms based on the following criteria:

  Satisfactory wind and/or solar resources to justify a commercial renewable energy facility;
  Access to transmission facilities with sufficient available capacity;
  Permitting and zoning policies that allow wind and/or solar farm development;
  Satisfactory environmental and archeological studies;
  Satisfactory terrain and geographic features that do not impede development;
  Regional support for renewable energy from the local population;
  Local political support for wind/solar power development;
  Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;
  Projected electricity prices; and
  Growing demand for electricity.

We have internal consultants as well as third party consultants who are experienced in assessing wind resources, completing the necessary development programs to build wind or solar farms and perform development activities.

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

Some of our California power purchase agreements are standard offer contracts that provide for pricing based on the short run avoided cost of energy. Effective August 1, 2009, the CPUC mandated a new pricing formula for standard offer contracts called the Market Index Formula, which is indexed to gas and energy forward prices and includes a variable operations and maintenance component and a market heat rate component. Thus, as natural gas and other energy prices fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.

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

Arizona and California are primarily served by large utilities, such as Southern California Edison Company, Pacific Gas & Electric Company, San Diego Gas & Electric Company, Arizona Public Service Company (“Arizona Public Service”) and UNS. All of these companies have non-regulated subsidiaries or sister companies that develop generating facilities. In addition, utilities from other states and countries have established large wind energy generating companies, such as Florida Power & Light Company, enXco, Inc. and PPM Energy, Inc. (now part of a large Spanish renewable company, Iberdrola Renovables, S.A.).

Financing Strategies

Western Wind intends to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities. There can be no assurance, however, that we will be able to raise capital through such sources on terms acceptable to us or at all. See “Risk Factors”. These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the U.S., power project financings can use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by our company or its subsidiaries. The value of the tax losses resulting from accelerated depreciation and the 2009 economic stimulus program’s 30% grant from the U.S. Treasury Department (or the value of tax credits, such as the Federal Production Tax Credits of approximately U.S.$0.021 per kWh or a 30% investment tax credit), can represent a significant portion of the value of a renewable energy project.

Our primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development. The highest return on a developer’s investment is expected to come from a financing package consisting of the recent 30% U.S. Treasury Department grant and project debt. There can be no assurance that we will have our projects under construction and in commercial operation by the deadlines required to receive the U.S. Treasury Department grant or that we will be able to access project debt on terms acceptable to us or at all. See “Risk Factors”.

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

In California, deregulation legislation, such as the Assembly Bill 1890 and the Renewable Energy Program, were implemented in the mid-1990's to encourage the development of renewable power generation projects through various incentives. In addition, Assembly Bill 995 and Senate Bill 1038 were passed to further facilitate the development of renewable resources. In November 2008, the governor of the State of California signed Executive Order S-14-08 requiring that California utilities reach a 33% renewable energy goal by 2020, exceeding the previous legislative mandate that electric utilities supply 20% of their total retail power sales from renewable resources by 2010. In September 2009, the Governor signed Executive Order S-21-09, requiring the Air Resources Board under the California Environmental Protection Agency to adopt a regulation by July 1, 2010 requiring California’s load-serving entities to meet the 33% renewable energy goal through the creation and use of renewable energy sources to ensure reduction of greenhouse gas emissions.

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

The Federal Energy Policy Act of 2005 provided further benefits to independent power producers by requiring transmission companies to provide access to third parties at a reasonable price. On October 3, 2008, the President of the United States signed the Emergency Economic Stabilization Act of 2008 into law. This legislation contains a number of tax incentives designed to encourage both individuals and businesses to make investments in solar energy, including an eight-year extension of the business solar investment tax credit (“ITC”). The ITC is a 30% tax credit on solar property effective through December 31, 2016. The American Recovery and Reinvestment Act of 2009 further extended the U.S.$0.021/kWh Production Tax Credit (“PTC”) through December 31, 2012, and provides an option to elect a 30% ITC or an equivalent cash grant from the US Department of Energy.

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

v) Western Solargenics, Inc. (“Solargenics”) was incorporated in the Province of British Columbia, Canada on August 10, 2007;

vi) Windstar Holding Company (“Windstar Holding”) was incorporated in California on September 4, 2009; and

vii) Windstar Energy, LLC (“Windstar Energy”) was organized in California on September 30, 2009.

Our wind energy projects are developed through Western Wind US and its subsidiaries. Our Ontario solar energy land purchases and projects are developed through Solargenics. Our U.S. land purchases are made primarily through AERO Energy.

Western Wind’s Personnel Teams

To ensure performance as we grow, we staff our teams with people who have multiple skills and industry knowledge and expertise. We expand and create our management and development teams as the need arises. Currently, our teams focus on the following areas:

  Management (including Regulatory Affairs and Investor Relations)

  Development

  Operations and Maintenance

Our Management Team consists of Jeffrey J. Ciachurski, CEO; Chris Thompson, Chief Financial Officer; and T. Alana Steele, General Counsel, and outside counsel as required. Alana Steele brings over 15 years of experience in the energy industry.

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

Our Operations and Maintenance Team is outsourced to Airstreams Maintenance Corporation, (“Airstreams”), an independent company with extensive experience in operating and maintaining wind farms and overhauling wind turbines. Airstreams’ subsidiary, Airstreams LLC, currently operates and maintains the Company’s two operating wind farms.

4.D.	Property and Equipment

As at December 31, 2009, our property and equipment assets were as follows:

	Cost	Accumulated Depreciation	Net Book Value
Mesa
Generating Facility	$15,215,824	$6,716,623	$8,499,201
Vehicles	412,475	177,475	235,000
	15,628,299	6,894,098	8,734,201
Windridge
Land	568,509	-	568,509
Generating Facility	447,098	113,526	333,572
	1,015,607	113,526	902,081
Land
California (Windstar Project)	6,768,214	-	6,768,214
Arizona	2,229,139	-	2,229,139
	8,997,353	-	8,997,353

	Cost	Accumulated Depreciation	Net Book Value
Meteorological towers	348,043	206,185	141,858
Furniture and equipment	162,940	82,289	80,651
Total	$26,152,242	$7,296,098	$18,856,144

Tehachapi Pass, California

From 2002 to 2009, we purchased 1,840 acres of land in Tehachapi Pass, California for $6,917,544 for the Windstar Project. We erected meteorological towers on some of these properties to assess the wind characteristics. The one mortgage remaining to finance one of the property acquisitions requires a monthly payment of approximately $1,204, including interest at a rate of 6.5% and a maturity of July 2014.

We acquired the 4.5 MW Windridge Wind Farm, which includes 191 acres of land, on February 17, 2006 for the purchase price of $952,133 (U.S.$825,000) plus a further $98,097 (U.S.$84,999) in environmental, surveying and legal fees incurred in connection with the purchase. We granted a mortgage to the vendor of Windridge to secure repayment of a promissory note in the amount of U.S.$275,000 (“Windridge Acquisition Loan”). The promissory note is convertible into common shares, at the option of the vendor, at a price of U.S.$1.40 per share.

The allocation of Windridge’s purchase price is as follows:

Land	$568,509
Generating facilities	447,098
Power purchase agreement	34,623
$1,050,230

We are required to pay property taxes on our real estate holdings. For the year ended December 31, 2009 property taxes were approximately $20,000.

Palm Springs, California

We acquired shares of the 30 MW Mesa wind farm on July 25, 2006, and because the cost base for tax purposes is less than the fair value of the purchased assets, we recorded a future income tax liability of $5,945,238 (U.S.$5,180,927). At the acquisition date, we assumed an asset retirement obligation of $953,704 (U.S.$810,284). As at December 31, 2009, we capitalized $313,275 in construction-in-progress costs related to Mesa Wind’s activities.

The allocation of Mesa Wind’s purchase price at the date of acquisition is as follows:

Generating facilities	$17,729,145
Land right of way	420,980
Goodwill	4,249,198
Power purchase agreement	34,242
22,433,565
Less
Future income tax liability	(5,945,238)
Asset retirement obligation	(953,704)
15,534,623
Cash	1,036
$15,535,659

Mesa Wind has the exclusive right until September 22, 2037 to use 440 acres of land owned by the BLM near Palm Springs, California for a wind energy development facility. We estimate the Mesa wind turbines will have another 10 years of useful life but no net salvage value at that time and these assets are now depreciated on a straight-line basis over ten years.

We also revised our estimate of total estimated cash flows to settle the asset retirement obligation to $825,000, which we anticipate to be paid upon expiration of the right-of-way. Time value of money reduces the net present value of the asset retirement obligation to $75,575 as at December 31, 2009 with a corresponding reduction in the asset values.

The annual lease payments and property taxes are approximately $85,000 and $133,000 per year, respectively.

We have entered into an agreement to purchase one crane used in the operation of Mesa. At December 31, 2009, the outstanding balance related to the finance contract amounted to $165,390.

Arizona

We purchased 442 acres of land in the Quail Springs area for $172,313 and 393 acres of land near Springerville, Arizona for $170,413. We erected meteorological towers on these properties and continue to assess the wind characteristics. We are also investigating other potential uses for these properties.

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

The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2009, the year ended December 31, 2008, and the eleven months ended December 31, 2007 contain forward-looking statements. See “Note on Forward-Looking Statements” in Part I. Our financial statements included in the annual report were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in this annual report to U.S. GAAP, see Note 23 to the financial statements. Historical results may not be indicative of future performance.

Overview

Our principal business is the development and operation of renewable energy generation plants and the sale of energy. We own two operating wind farms: Windridge in Tehachapi Pass, California and Mesa near Palm Springs, California. We are developing, or have interests in, other wind energy projects in California and Arizona. We are also developing solar energy projects in Ontario, Canada. We have purchased or leased land and carried out meteorological, environmental, geotechnical, permitting and zoning work to further the use of these properties for wind and solar farms.

5.A.	Operating Results

Results from Continuing Operations

Year ended December 31, 2009 vs. Year ended December 31, 2008

Revenue

	Year ended December 31, 2009	Year ended December 31, 2008	Variance $	Variance %
Energy production for the period (MWh)	58,859	53,579	5,280	10%
Price/MWh (U.S.$)	$41.36	$91.73	$(50.37)	-55%
Energy sales for the period U.S.$	$2,434,351	$4,914,496	$(2,480,145)	-50%
Exchange Rate	1.150	1.041	$161,989	10%
Energy sales for the period C$	$2,798,496	$5,116,652	$(2,318,156)	-45%

For the year ended December 31, 2009, the Mesa and Windridge wind farms generated a total of 58.859MWh and revenues of U.S.$2,434,351 (average price of U.S.$41.36 per MWh) compared to production of 53,579 MWh and revenues of U.S.$4,914,496 (average price of U.S.$91.73 per MWh) for the year ended December 31, 2008. The decrease in energy sales was primarily due to a 55% decrease in the average price per MWh offset by a 10% increase in production, and a 10% increase in the value of the U.S. dollar. The decrease in the average price was caused by a decrease in natural gas prices.

Cost of sales

Cost of sales includes operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities. Cost of sales decreased 1% to $1,844,024 for the year ended December 31, 2009 and was 66% of revenues compared to $1,859,104 for the year ended December 31, 2008 and 36% of revenues in the comparative period. Despite a significant decrease in revenue for 2009 compared to 2008, cost of sales only slightly decreased because of the increase in the value of the U.S. dollar. This factor also influences revenue, but revenues are also heavily impacted by SRAC prices and average wind speeds.

General and administration

	Year ended December 31, 2009	Year ended December 31, 2008	Variance	Variance %
Professional fees	$330,543	$1,094,809	$(764,266)	70%
Consulting and directors' fees	859,718	941,991	(82,273)	9%
Stock-based compensation	775,082	938,077	(162,995)	17%
Travel and automotive	286,292	548,037	(261,745)	48%
Advertising and promotion	44,814	209,642	(164,828)	79%
Office and secretarial	416,575	386,162	30,413	8%
Regulatory fees	63,281	57,769	5,512	10%
	$2,776,305	$4,176,487	$(1,400,182)	34%

General and administration costs decreased to $2,776,305 for the year ended December 31, 2009 compared to $4,176,487, for the year ended December 31, 2008.

Professional fees were considerably higher in 2008 due to legal fees required to exercise options and warrants and costs related to engaging our primary U.S. law firm for assistance in the negotiation with the refinancing of the Mesa loan.

Consulting and directors’ fees decreased in 2009 due to the termination of payments to third party consultants for financial and legal services that occurred in 2008.

The travel and automotive and advertising and promotion expenses decreased for the year ending 2009 primarily due to significantly higher travel in 2008 relating to the refinancing of the loan to acquire the Mesa Wind Farm and the attendance at numerous investor conferences to increase market awareness of the Company’s prospects which helped with the $18 million financing that closed in 2008. Further in 2009 the Company significantly reduced advertising and promotion expenses in order to conserve cash for development activities.

Project development

	Year ended December 31, 2009	Year ended December 31, 2008	Variance	Variance %
Consulting fees	$1,024,514	$770,595	$253,919	33%
Stock based compensation	445,949	527,376	(81,427)	-15%
Project costs	545,940	289,660	256,280	88%
Travel and automotive	174,319	238,206	(63,887)	-27%
Office and secretarial	169,113	50,752	118,361	233%
	$2,359,835	$1,876,589	$483,246	26%

All project development categories, except travel and automotive costs and stock based compensation, increased substantially as the Company engaged two additional part time consultants to assist in the development of wind and solar projects in Puerto Rico, established an office in Tehachapi in August 2008, and embarked on further development of our wind and solar projects in 2009.

Project costs increased due to the cost of tying up additional land holdings in Tehachapi for Windstar and future wind and/or solar project development, more permitting and other mapping activities for the Barstow and Kingman projects and costs related to the development of the Ontario solar projects. The costs related to the Ontario solar projects were originally capitalized in 2009, but later expensed due to changes in management expectations concerning agricultural land restrictions. Further costs related to the Ontario solar projects will be expensed until circumstances with the land restrictions change.

Amortization

In previous reporting periods, the Company depreciated its Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way, which was originally to expire on January 26, 2013. On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities by an additional 7 years and, therefore, these assets will be depreciated on a straight-line basis over this time frame prospectively. Management estimates the Mesa wind turbines will have another ten years of useful life but no net salvage value at that time and these assets are now depreciated on a straight-line basis over ten years.

Amortization was $1,875,384 for the year ended December 31, 2009, a decrease of 22% from $2,418,012 for the year ended December 31, 2008 primarily due to a change in accounting estimate discussed above.

Asset retirement obligation

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the BLM, the landowner. The grant right-of-way requires the turbines and foundations be removed at the termination of the lease. In previous reporting periods the Company accreted the asset retirement obligation over the life of the previously existing right-of-way that was originally to expire on January 26, 2013. On September 21, 2009 the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037. The asset retirement obligation is accreted over the life of the new right of way expiring on September 22, 2037, which has significantly reduced the liability in current dollars. This change in accounting estimate has been applied prospectively and has had the effect of also reducing the accretion in the period.

Accretion expense on the asset retirement obligation decreased 39% from $68,936 for the year ended December 31, 2008 to $42,297 for the year ended December 31, 2009 due to a change in accounting estimate discussed above.

Interest and accretion on long term debt

Interest and accretion on long term debt for the year ended December 31, 2009 was $44,236 compared to a recovery of $109,784 for the year ended December 31, 2008 derived from the repayment of the loan used to acquire the Mesa Wind Farm in June 2008.

Foreign exchange gain (loss)

The Company incurred a foreign exchange loss of $39,117 for the year ended December 31, 2009 due primarily to a change in the U.S.-Canada exchange rate from 1.224 as at December 31, 2008 to 1.0461 at December 31, 2009, which triggered unrealized foreign exchange translation gains on the Company’s net US dollar monetary liabilities. However, this was reduced by a loss on U.S. cash held in Canada during the period resulting in a net loss for the period.

The major U.S. operations of Mesa are considered self-sustaining and the gain/loss in value will be deferred until the Company’s net investment in those operations is disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At December 31, 2009, the accumulated currency translation loss for this self sustaining investment amounted to $1,047,458 reflecting a loss of $1,759,726 during the year ended December 31, 2009 plus an accumulated currency translation gain of $712,268 as at December 31, 2008.

Income (loss) on discontinued operations

Recovery on discontinued operations was $Nil for the year ended December 31, 2009 compared to a recovery of $2,724,047 for the year ended December 31, 2008. The recovery was primarily due to the repayment of the Mesa Loan before the agreed upon repayment date of June 24, 2008, which triggered a reduction of the loan principal by U.S.$3,000,000 as compensation for the Steel Park asset allocation relating to the discontinuation in 2007 of that project. The gain was partially offset by a Mesa Loan extension fee of US$100,000 and the third quarter accounts payables settlement.

Income tax recovery

Income tax recovery was $976,203 for the year ended December 31, 2009, an increase from $707,408 for the year ended December 31, 2008 due to an income tax recovery in Mesa related to a change in U.S. Internal Revenue Code section 172 (b) (1) (h). This change allows us to carry back eligible losses in 2008 and 2009 to 2006 when taxes were paid.

Comprehensive loss

The net loss for the year ended December 31, 2009 of $5,023,162 plus the currency translation adjustment of the self-sustaining subsidiary of $1,759,726 resulted in a net comprehensive loss of $6,782,888 compared to a net comprehensive income of $348,925 for the year ended December 31, 2008.

Year ended December 31, 2008 vs. Eleven months ended December 31, 2007

Revenue

	Year ended December 31, 2008	Eleven months ended December 31, 2007	Variance $	Variance %
January 2008
Production Mwh	3,263		3,263
Price/Mwh	$69.77
Sales	$227,632		227,632
February to December
Production Mwh	50,316	56,182	(5,866)	-10%
Price/Mwh	$93.15	$71.24	$21.90	31%
Sales	$4,686,864	$4,002,623	$684,241	17%
Energy production for the fiscal year	$53,579	$56,182	$(2,603)	-5%
Price/Mwh	$91.73	$71.24	$20.48	29%
Energy sales for the fiscal year US$	$4,914,496	$4,002,623	$911,873	23%
Exchange Rate	1.0411	1.0655	$(59,980)	-2%
Energy sales for the fiscal year C$	$5,116,652	$4,264,759	$851,893	20%

For the year ended December 31, 2008, the Mesa and Windridge wind farms generated a total of 53,578 MWh and revenues of U.S.$4,914,496 (average price of U.S.$92 per MWh). The production of 50,316 MWh for the eleven months ended December 31, 2008 was 5,866 MWh (10%) less than production of 56,182 MWh of electricity for the comparative eleven months in 2007 primarily due to the average wind speeds being below the historic average and 1% fewer average turbines in operation. The lower production was more than offset by a 31% increase in average price which resulted in a 17% increase in revenues for the comparable period. The change in year end from January 31 to December 31 added January 2008 revenues of $227,632 but this was partially offset by a $59,980 foreign exchange effect due to a stronger U.S. dollar relative to the Canadian dollar in 2007 compared to 2008.

Cost of sales

Cost of sales includes operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities.

Cost of sales increased 21% to $1,859,104 for the year ended December 31, 2008 ($154,925 per month) and was 36% of revenues compared to $1,561,483 for the eleven months ended December 31, 2007 ($141,953 per month) and 37% of revenues in the comparative period. The average monthly increase was due to increased labor costs, fuel costs and the sourcing of replacement parts. Also several storms at the beginning of the year caused some turbine damage that led to costly repairs. The number of turbines operational at Mesa as at December 31, 2008 was 426 up from 416 as at December 31, 2007.

General and administration

General and administration costs were $4,176,487 for the year ended December 31, 2008 and similar to $4,160,045, for the eleven months ended December 31, 2007 but the 2008 average cost of $348,041 per month was down 8% from the average monthly cost of $378,186 per month during the previous fiscal period as detailed below.

	Year ended December 31, 2008	Eleven months ended December 31, 2007	Variance
Professional fees	$1,094,809	$1,691,557	($596,748)
Consulting and directors' fees	551,991	602,834	(50,843)
Stock based compensation	938,077	812,725	125,352
Travel and automotive	548,037	342,893	205,144
Management fees	390,000	315,420	74,580
Advertising and promotion	209,642	144,445	65,197
Office and secretarial	386,162	112,641	273,521
Finance costs	-	89,250	(89,250)
Regulatory fees	57,769	48,280	9,489
	$4,176,487	$4,160,045	$16,442

Professional fees were high in 2007 due to higher audit fees, legal fees to defend against law suits, legal and accounting costs related to the completion of 2006 and 2007 regulatory filings, the restatement of the financial statements for the year ended January 31, 2006, fees for transfer pricing and tax planning and higher January 31, 2007 audit costs than the amounts that were earlier estimated. The 2008 professional fees averaged approximately $172,000 for the first, third and fourth quarters but were over $600,000 in the second quarter due to approximately $400,000 in costs to engage our primary U.S. law firm for assistance in the negotiation and preparation of a draft purchase option agreement and a loan agreement between our company and a large U.S. utility. These agreements were not executed and the discussions have been terminated.

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

Project development

	Year ended December 31, 2008	Eleven months ended December 31, 2007	Variance
Consulting fees	$770,595	$395,166	$375,429
Stock based compensation	527,376	172,959	354,417
Project costs	289,660	362,169	(72,509)
Travel and automotive	238,206	48,492	189,714
Office and secretarial	50,752	8,734	42,018
	$1,876,589	$987,520	$889,069

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

Asset retirement obligation

The Mesa acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa land owner. The grant of right-of-way requires the turbines and foundations be removed at the termination of the lease in 2013. At the date of acquisition we provided for an asset retirement liability of $924,858 and accreted the liability by $76,296 to further increase the asset retirement liability as at January 31, 2007. For the eleven months ended December 31, 2007, there was a further accretion of $63,232 but the cost base of the asset retirement obligation was reduced to $926,362 due to a stronger Canadian dollar. For the year ended December 31, 2008, there was a further accretion of $68,936 but the cost base of the asset retirement obligation was increased to $1,222,898 as at December 31, 2008 due to a stronger U.S. dollar.

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

Foreign exchange gain (loss)

We incurred a foreign exchange loss of $581,819 for the year ended December 31, 2008 due primarily to a change in the U.S. exchange rate from 0.9913 at December 31, 2007 to 1.0189 at the Mesa loan repayment date of June 23, 2008 which increased the approximately U.S.$15.6 million carrying value of the Mesa Loan principal and accrued interest. The stronger U.S. dollar also increased the net carrying value of other U.S. dollars accounts payables and loans for the acquisition of Windridge and real estate in Tehachapi and Arizona.

The foreign exchange gain of $2,964,140 for the eleven months ended December 31, 2007 was due to the increase in the value of the Canadian dollar relative to the US dollar as at December 31, 2007 of 0.9913 compared to 1.177 at January 31, 2007 which decreased the approximately U.S.$15.6 million carrying value of the Mesa Loan principal and accrued interest. The loan was repaid in June 2008.

The major U.S. operations of Mesa are considered self-sustaining and the gain in value will be deferred until our net investment in those operations is disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive income (loss) (“AOCI”) in shareholders’ equity. At December 31, 2008, the accumulated currency translation gain for this self sustaining investment amounted to $712,268 reflecting a gain of $2,618,200 during the year ended December 31, 2008 plus an accumulated currency translation loss of $1,905,932 as at December 31, 2007.

Income (loss) on discontinued operations

Recovery on discontinued operations was $2,724,047 for the year ended December 31, 2008 compared to a recovery of $234,655 for the eleven months ended December 31, 2007. The recovery was primarily due to the repayment of the Mesa Loan before the agreed upon repayment date of June 24, 2008, which triggered a reduction of the loan principal by U.S.$3,000,000 as compensation for the Steel Park asset allocation relating to the discontinuation in 2007 of that project. The gain was partially offset by a Mesa Loan extension fee of U.S.$100,000 and the third quarter accounts payables settlement.

Comprehensive gain

The net loss for the year ended December 31, 2008 was $2,269,275 but this was more than offset by the currency translation adjustment of the self-sustaining subsidiary of $2,618,200 resulting in a net comprehensive gain of $348,925 compared to a net comprehensive loss of $4,963,607 for the eleven months ended December 31, 2007.

Summary of Quarterly Results

	Total Revenues	Income (Loss) Before Discontinued Operations	Net Income (Loss) For the Quarter	Net Income (Loss) Per Share Basic and Diluted

December 31, 2009	$391,952	($1,512,001)	($1,512,001)	($0.02)
September 30, 2009	$691,558	($645,921)	($645,921)	($0.02)
June 30, 2009	$1,041,523	($1,180,684)	($1,180,684)	($0.03)
March 31, 2009	$673,463	($1,684,556)	($1,684,556)	($0.05)
December 31, 2008	$687,666	($2,127,709)	($2,251,537)	($0.07)
September 30, 2008	$1,405,648	($699,660)	($780,849)	($0.02)
June 30, 2008	$2,145,874	($24,433)	$2,904,631	$0.10
March 31, 2008	$877,464	($2,141,520)	($2,141,520)	($0.07)
December 31, 2007 [1]	$282,053	($2,589,496)	($2,349,658)	($0.09)
October 31, 2007	$817,266	($151,762)	($130,780)	($0.01)
July 31, 2007 [2]	$1,492,822	$62,895	$137,756	$0.01
April 30, 2007	$1,672,618	($140,870)	($241,896)	($0.01)
[1] Represents a two month quarter due to the change of year end from January 31 to December 31. The Company changed its year end to December 31 in order to coincide with the financial year end of its U.S. operating subsidiaries.
[2] These amounts have been restated because, subsequent to October 31, 2007, we identified errors in the elimination of intercompany fees that impacted revenues, plant operating costs and the foreign exchange gain.

Construction-in-Progress

We are involved in the development of the Windstar 120 MW Project, the redevelopment of the Mesa 50 MW Project and the development of the Kingman 11MW Project. The construction-in-progress costs are summarized as follows:

	Windstar 120MW	Mesa Wind 50MW	Kingman 11MW	Total

Balance as at December 31, 2007	$427,597	$85,657	$ -	$513,254
Additions	532,184	32,994	-	565,178
Foreign exchange difference	-	24,961	-	24,961
Balance as at December 31, 2008	$959,781	$143,612	-	$1,103,393
Additions	1,423,496	207,894	92,065	1,723,455
Foreign exchange difference	-	(38,231)	-	(38,231)
Balance as at December 31, 2009	$2,383,277	$313,275	$92,065	$2,788,617

The major components of the construction costs incurred for fiscal 2009 and 2008 were as follows:

Mesa 50 MW Project

Cost

	Year Ended December 31, 2009	Year Ended December 31, 2008
Legal	$86,700	$ -
Transmission and interconnection	51,571	-
Engineering	51,145	-
Meteorological consulting	10,330	-
Permitting	-	20,667
Environmental	-	12,327
Other	8,148	-
	$207,894	$32,994

Windstar 120 MW Project

Cost

	Year Ended December 31, 2009	Year Ended December 31, 2008
Environmental consulting	$306,389	$52,087
Permitting	212,658	265,024
Transmission and interconnection	189,209	116,027
Engineering	174,757	854
Legal	155,499	-
Financing costs	145,811	-
Other	186,654	66,686
Meteorological consulting	52,519	31,506
	$1,423,496	$532,184

Kingman 11 MW Project

Cost

	Year Ended December 31, 2009	Year Ended December 31, 2008
Transmission and interconnection	$66,302	$-
Environmental consulting	16,921	-
Legal	6,044	-
Meteorological consulting	1,826	-
Permitting	339	-
Other	633	-
	$92,065	$-

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

Critical Accounting Estimates

Since the determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of audited consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment. The critical accounting estimates are as follows:

(a)	We have allocated the purchase price of property, equipment, goodwill, future income taxes and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)	We have recorded an asset retirement obligation, based on estimates of the cost to remediate Mesa at a future date.

(c)	We have performed impairment testing on the amounts recorded as goodwill and construction in progress.

(d)	We have amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and power purchase agreements over their estimated lives.

(e)	We have recorded stock based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

(f)	We have performed a twelve month forecast using estimates for revenues, expenses and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the company’s going concern assumption.

(g)	We have allocated expenses based on estimates provided by our contractors on their time spent on each project.

(h)	We record future income taxes based on estimated differences in net book values and tax values of our tangible and intangible assets.

Initial Adoption and Changes in Accounting Policies

On January 1, 2009, we adopted new presentation and disclosure standards that were issued by the CICA: Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”).

(a)	Goodwill and Intangible Assets

In 2009, we adopted a new presentation and disclosure standard that was issued by the Canadian Institute of Chartered Accountants (“CICA”). Section 3064 clarifies the criteria for the recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The disclosures required by this section are included in Note 6 to the audited financial statements. There has been no significant effect on the financial statements related to the adoption of Section 3064.

(b)	Financial instruments - Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The disclosures required by this section are included in Note 18 to the audited financial statements. There has been no significant effect on the financial statements related to the adoption of this section.

5.B.	Liquidity and Capital Resources

	Year ended December 31,
	2009	2008
Cash used in operating activities	($2,957,986)	($4,190,455)
Cash provided by (used in) investing activities	(2,701,468)	1,453,382
Cash provided by financing activities	5,724,235	4,104,951
Net increase in cash	$ 64,781	$1,367,878

As at December 31, 2009, we had positive working capital of $1,851,814 compared to a $1,388,164 as at December 31, 2008.

Our cash position was up $64,781 from December 31, 2008 to $1,882,152 as of December 31, 2009 primarily due to a net increase from financing activities of $5,724,235. The cash used in investing activities related to the purchase of property and equipment of $635,825 and capitalized Windstar, Mesa and Kingman project costs totalling $1,723,455. In recent years, the Company has experienced cash inflows from operating activities, cash outflows from development activities and net losses. These conditions reflect the fact that income and cash flows from income-producing activities have been insufficient to offset cash used for project development expenses. The Company has been successful in attracting additional capital to continue development and to maintain liquidity. But as the Company proceeds to develop its further business opportunities, cash provided by operations will need to be augmented by additional sources of capital.

Future Liquidity Requirements

Though the capital markets have gone through some turbulent times, the American Recovery and Reinvestment Act of 2009 extends the U.S.$21/MWh production tax credits through 2012, and provides an option to elect a 30% investment tax credit or equivalent cash grant from the U.S. Department of Energy. This stimulus bill is expected to have a positive impact for U.S. renewable energy projects as evidenced by the Company’s ability to engage The Manufacturers Life Insurance Company to arrange up to $200 million in senior secured project financing to support the construction and operation of the 120MW Windstar Project. With the high projected cash flow from California wind areas like Tehachapi and Palm Springs, the Company believes that future projects like Mesa and Kingman will be attractive to potential finance partners.

5.C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

5.D.	Trend Information

Following a strong increase in the prices of oil and gas in 2008, there have been significant decreases in oil and gas prices in 2009. The prices of oil and gas directly impact our revenues because our power purchase agreements are priced on an avoided cost basis. Under an avoided cost basis power purchase agreement, the prices we are paid for the electricity we generate are tied to what the purchaser pays for other sources of electricity they purchase. Oil and gas are primary inputs for our customer. Therefore, as oil and gas prices rise, our customer’s costs increase, which increases the price our customer pays to us. Likewise, as oil and gas prices decrease, the prices our customer pays to us decrease. Management expects the average oil and gas prices to be similar in 2010 to those in 2009 due to the uncertain recovery of the economic climate.

Management is not aware of any other trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

5.E.	Off-Balance Sheet Arrangements

Not applicable.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets out our principal outstanding contractual obligations as of December 31, 2009:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years		More than 5 Years
Long-Term Debt Obligations	$329,096	$144,490	$141,063	$43,543	$	Nil

Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil		Nil

Land Right-of-Way Payments(1)	828,387	82,839	165,677	165,677		414,194

Purchase Obligations(2) (3)	405,929	317,899	88,030	Nil		Nil

Other Long-Term Liabilities reflected on our Balance Sheet under Canadian GAAP	Nil	Nil	Nil	Nil		Nil
Total	$1,563,412	$545,228	$394,770	$209,220		$414,194

(1)	We entered into lease agreements for some of our properties located in Arizona and California. There are no current binding financial obligations under these agreements. Binding financial obligations would materialize upon the occurrence of certain events, such as the commencement of production of wind energy and the subsequent sale of electricity.
(2)	We entered into an agreement with Airstreams Maintenance Corporation to operate and maintain our Mesa Wind Farm
(3)	We entered into lease agreements to rent office space in Vancouver, BC and Tehachapi, CA.
(4)	We entered into four conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid deposits of $46,000 which become non-refundable when the Company obtains all government, local authority, utility and other contracts agreements and approvals necessary to develop solar energy facilities. $15,000 to $24,000 is payable for each property successfully rezoned for intended use within approximately 8-12 months of the Purchase and Sale Agreement Date or the company waives such requirement. $25,000 is payable for each property if the Company is successful in obtaining all other contracts, agreements and approvals within approximately 24 months of the Purchase and Sale Agreement Date or the company waives such requirement. The difference between the combined purchase price of $3,635,000 and the progress payments would be due if the Company completes the purchase of the properties.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

Directors

Western Wind is managed by our Board of Directors (“Board of Directors” or “Board”) in accordance with our Articles. The Board is comprised of six directors who are elected at our regular annual meeting. Executive Officers are appointed by the Board of Directors and hold office at the Board’s discretion.

Name	Age	Present Position	Director Since/ Term Expires	Business Experience and Activities
Claus Andrup	60	Director of Western Wind	1998/2010	President of Andrup Corporate Consultants Inc., a public relations firm, since 1980; Director of Greenbriar Capital Corp., a reporting issuer, since April 2009.
J. Michael Boyd	55	Director and Chairman of Western Wind	2005/2010
Marketing and regulatory affairs consultant for technology companies; County Supervisor with Pima County, Arizona from 1992 to 2000; former President of Western Solargenics, Inc. and of Western Wind Energy US Corporation.

Robert C. Bryce	71	Director of Western Wind	2000/2010	President and director of Abiting Inc., a mining consulting firm, since 1996.
Jeffrey J. Ciachurski	49	Director and Chief Executive Offcier of Western Wind, Western Wind US, and Mesa Wind; and Manager of Aero Energy	1998/2010	From 1998 to July 2006, President of Western Wind, Chief Executive Officer and Director of Western Wind since 1998; and Director of subsidiary corporations, Western Wind US and Mesa Wind.
Cash A. Long	52	Director of Western Wind and Manager of Aero Energy	2005/2010	Since 1986, principal and Chief Executive Officer of Mogul Energy Corporation. Since 1982, involved with AWES and WPM in the areas of wind facility operations, salvage and project redevelopment.
V. John Wardlow	64	Director and Secretary of Western Wind	2006/2010	Director of Western Wind since September 2006. Director of Greenbriar Capital Corp., a reporting issuer, since April 2009.

Other than as disclosed herein, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer. There are, to our knowledge, no familial relationships between any of the persons referred to above.

Senior Management

Western Wind’s senior management consists of its Management Team and other persons upon whose work our company is dependent, who are as follows:

Name	Present Position	Business Experience and Activities
J. Michael Boyd	Director and Chairman of Western Wind	Marketing and regulatory affairs consultant for technology companies; County Supervisor with Pima County, Arizona from 1992 to 2000; former President of Solargenics and of Western Wind US.
Jeffrey J. Ciachurski	Chief Executive Officer of Western Wind, Western Wind US and Mesa Wind; Manager of Aero Energy	From 1998 to July 2006 President of Western Wind, Chief Executive Officer and Director of Western Wind since 1998; and Director of subsidiary corporations, Western Wind US and Mesa Wind.
Cash Long	Director of Western Wind and Manager of Aero Energy	Since 1986, principal and Chief Executive Officer of Mogul Energy Corporation. Since 1982, involved with AWES and WPM in the areas of wind facility operations, salvage and project redevelopment.
Steve Mendoza, P.E.	Executive Vice President and Chief Engineer of Western Wind
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

Other than as disclosed herein, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as an executive officer. There are, to our knowledge, no familial relationships between any of the persons referred to above.

6.B.	Compensation

Summary

The following table lists all annual and long-term compensation for services in all capacities to our company for the fiscal year ended December 31, 2009 in respect of directors and members of our administrative, supervisory and management bodies.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
	Consulting and Directors’ Fees ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under Options Granted (#)
Claus Andrup, Director	18,000	Nil	Nil	Nil	Nil
J. Michael Boyd, Chairman and Director	109,575(1)	Nil	Nil	Nil	Nil
Robert C. Bryce, Director	18,000	Nil	Nil	Nil	Nil
Jeffrey J. Ciachurski, CEO and Director	396,000(2)	Nil	Nil	Nil	17,122(2)
Cash Long, Director	95,878(3)	Nil	Nil	Nil	Nil
Steve Mendoza, P.E., Executive Vice President	68,484(4)	Nil	Nil	Nil	Nil
T. Alana Steele, General Counsel	205,452(5)	Nil	Nil	Nil	Nil
Chris R. Thompson, C.A., CFO	245,000(6)	Nil	Nil	Nil	Nil
V. John Wardlow, Director	18,000	Nil	25,000(7)	Nil	Nil

(1)	Consists of U.S.$96,000 in consulting fees converted to Canadian dollars at the annual average rate as of December 31, 2009. Mr. Boyd is paid U.S.$8,000 per month and is reimbursed for his expenses.
(2)	Mr. Ciachurski received consulting fees of approximately $22,500 per month plus quarterly fees of $31,500 for the fiscal year ended 2009. Mr. Ciachuski also received a car allowance totalling $17,122.

(3)
Consists of U.S.$84,000 in consulting fees converted to Canadian dollars at the annual average rate as of December 31, 2009. Mr. Long receives approximately U.S.$7,000 per month for consulting services.

(4)
Consists of U.S.$60,000 in consulting fees converted to Canadian dollars at the annual average rate as of December 31, 2009. Mr. Mendoza is paid U.S.$5,000 per month and is reimbursed for his expenses.

(5)	Ms. Steele receives consulting fees of U.S.$15,000 per month for total fees of U.S.$180,000.
(6)	Through his wholly owned British Columbia company, TCC Consulting Ltd, Mr. Thompson is paid a consulting fee of $15,000 per month, additional fees of $65,000 and reimbursement for expenses.
(7)	Mr. Wardlow received a $25,000 payment for a special consulting project.

Compensation of Directors

Non-executive directors may receive compensation for being a director of up to $18,000 per fiscal year, as determined by our Compensation Committee. During the fiscal year ended December 31, 2009, an aggregate of $54,000 was paid to non-executive directors for director fees. Nine thousand dollars was advanced in 2009 to non-executive directors for 2010 director fees.

Compensation of Management

Our executive officers allocate approximately forty (40) hours of work per week to the development of our business. During the fiscal year ended December 31, 2009, an aggregate of $1,314,570 in cash compensation was paid to management, exclusive of non-executive director fees, for consulting, project management, or management fees. Our officers, managers and staff are retained by our company under consulting agreements that typically provide for a monthly fee for services, coverage of reasonable out-of-pocket expenses, and incentive stock options.

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

The Corporate Governance Committee is comprised of Claus Andrup, Robert Bryce, and V. John Wardlow. The Corporate Governance Committee is responsible for the development and supervision of Western Wind’s approach to corporate governance issues. The Corporate Governance Committee expects to assist the Board of Directors in developing corporate governance guidelines, including the constitution and independence of the Board, and make recommendations to the Board of Directors with respect to corporate governance practices.

The Corporate Disclosure Committee is comprised of Jeffrey J. Ciachurski, J. Michael Boyd and V. John Wardlow. The Corporate Disclosure Committee is responsible for developing, implementing and monitoring the disclosure policy and procedure for Western Wind.

Jeffrey J. Ciachurski, J. Michael Boyd and Cash A. Long have consulting arrangements with our company and Mr. Ciahurski has a special change of control bonus clause that provides for a bonus payment if there is a corporate take-over. The bonus payment escalates with the take-over price ranging from a $2 million bonus for a take-over price of $3.00 per common share to a $6 million bonus for a take-over price of $7.00 per common share. For take-over prices between $3.00 and $7.00 per common share, each $1.00 increment equals a pro-rata $1 million dollar bonus.

6.D.	Employees

We have two full-time employees, and no part-time employees. We retain our officers, managers and staff, including members of our Management Team in Vancouver and Development Team in the US under consulting agreements. See “Item 6.B. Compensation of Management”.

6.E.	Share Ownership

As of May 20, 2010, (i) our directors and executive officers, as a group, beneficially own 5,147,036 common shares of our company and (ii) such person’s or group’s percentage ownership of outstanding common shares of our company on such date is 9.83%. The holdings are as follows:

Name of Beneficial Owner	Number of Common Shares Beneficially Owned(1)	Percentage of Class

Claus Andrup	383,333	*
J Michael Boyd	508,500	1.02%
Robert C. Bryce	627,250	1.26%
Jeffrey J. Ciachurski	1,318,933	2.63%
Cash A. Long	359,166	*
Steve Mendoza	434,577	*
T. Alana Steele	123,077	*
Chris R. Thompson	555,000	1.11%
V. John Wardlow	826,200	1.65%
(1) Includes options and warrants exercisable within 60 days of May 20, 2010, but does not include escrow shares.
* Indicates less than 1%.

Claus Andrup has incentive stock options entitling him to acquire up to 250,000 common shares, with 100,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 150,000 having an exercise price of $1.34 per share until November 4, 2013.

Michael Boyd has incentive stock options entitling him to acquire up to 450,000 of our common shares, with 50,000 having an exercise price of $1.23 per share until September 25, 2011, 250,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 150,000 having an exercise price of $1.34 per share until November 4, 2013. He also has warrants entitling him to acquire up to 18,500 common shares at an exercise price of $1.00 per share until May 6, 2011.

Robert Bryce has incentive stock options entitling him to acquire up to 300,000 common shares, with 50,000 having an exercise price of $1.23 per share until September 25, 2011, 100,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 150,000 having an exercise price of $1.34 per share until November 4, 2013. He also has warrants entitling him to acquire up to 10,384 common shares at an exercise price of $1.00 per share until May 6, 2011.

Jeffrey Ciachurski has incentive stock options entitling him to acquire up to 500,000 of our common shares, with 50,000 options having an exercise price of $1.23 per share until September 25, 2011, 100,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 350,000 having an exercise price of $1.34 per share until November 4, 2013. He also has warrants entitling him to acquire up to 179,938 common shares at an exercise price of $1.00 per share until May 6, 2011.

Cash Long has incentive stock options entitling him to acquire up to 300,000 of our common shares with 50,000 having an exercise price of $1.23 per share until September 25, 2011, 100,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 150,000 having an exercise price of $1.34 per share until November 4, 2013.

Steve Mendoza has incentive stock options entitling him to acquire up to 400,000 of our common shares at an exercise price of $1.34 until December 15, 2013. He also has warrants entitling him to acquire up to 11,077 common shares at an exercise price of $1.00 per share until May 6, 2011.

Alana Steele has incentive stock options entitling her to acquire up to 100,000 of our common shares at an exercise price of $1.54 until November 8, 2012. She also has warrants entitling her to acquire up to 7,692 common shares at an exercise price of $1.00 per share until May 6, 2011.

Chris Thompson has incentive stock options entitling him to acquire up to 375,000 of our common shares with 275,000 having an exercise price of $1.32 per share until November 28, 2012 and the remaining 100,000 having an exercise price of $1.34 per share until November 4, 2013. He also has warrants entitling him to acquire up to 50,000 common shares at an exercise price of $1.00 per share until May 6, 2011.

John Wardlow has incentive stock options entitling him to acquire up to 550,000 of our common shares, with 150,000 options having an exercise price of $1.23 per share until September 25, 2011, 100,000 having an exercise price of $1.54 per share until November 8, 2012 and the remaining 300,000 having an exercise price of $1.34 per share until November 4, 2013.

Options to Purchase Securities

In order to attract and retain highly qualified personnel, we provide a number of stock based incentives, primarily in the form of stock options, to certain of our directors, officers and consultants, on terms and conditions in accordance with the prevailing rules and policies of the TSX Venture Exchange and our board of directors. We have a Stock Option Plan (the “Plan”) that was approved by our shareholders at our annual general meeting held on June 22, 2009, which increased the number of shares issuable to equal 20% of our issued and outstanding shares on June 11, 2008. The purpose of the Plan is to encourage ownership of the common shares of Western Wind by persons who are directors, senior officers and key employees of, as well as consultants and employees of management companies providing services to the Company and or our subsidiaries. Under the Plan, the maximum number of shares that may be issued upon the exercise of stock options granted under the Plan may not exceed the number equal to the number of shares issuable. The number of options granted to any one individual in any 12-month period may not exceed 5% of the issued shares. And the number of options granted to any on consultant in any 12-month period may not exceed 2% of the issued shares. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board of Directors grant and announce the granting of the options. Our Board of Directors administers the Plan.

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

Identity of person or group	Amount Owned	Percentage of class (1)
Goodman & Company, Investment Counsel Ltd	9,371,300	18.9%

(1)

The percentage is determined based on the number of outstanding common shares as at April 20, 2010. Based on Schedule 13G/A filed by Goodman & Company, Investment Counsel Ltd (“Goodman) filed with the SEC on January 26, 2010, reporting beneficial ownership of Western Wind with sole voting power over 8,494,100 common shares and 877,200 warrants, each such warrant entitling Goodman to acquire one common share at an exercise price of $3.70 per share until June 20, 2010.

Our major shareholders do not have voting rights that differ from any other shareholders.

Shareholder Distribution

As at May 20, 2010, there were approximately eighty (80) holders of record of our common shares and 49,543,781 common shares were outstanding. U.S. holders, including depositories and clearing agencies, held approximately 2,301,400, or 7.64%, of our common shares of record.

Major Changes in Shareholders Over the Past Three Fiscal Years

Pacific Hydro acquired 6,000,000 of our common shares from our treasury in January 2006, and sold the shares in April 2008 to a group of institutional shareholders as described in “Item 4.A. Divestitures”.

Voting Rights

All shareholders have the same voting rights.

7.B.	Related Party Transactions

On November 30, 2006, the spouse of an officer and director loaned us $630,000 (U.S.$500,000) to provide funds to purchase the Kingman, Arizona land. The loan bore interest at LIBOR plus 5.98% and matured in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86. The loan was repaid October 22, 2007.

Pacific Hydro, the previous owner of approximately 23% of the common shares of our company up until April 2008, provided a loan of $15,771,800 (U.S.$13,400,000) to fund our acquisition of Mesa Wind. The loan was repaid June 23, 2008. Interest accrued on the loan for the year ended December 31, 2008 amounted to $Nil (eleven months ended December 31, 2007 - $1,658,899 (U.S.$1,557,969)).

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (U.S.$412,500) to us at an interest rate of 12% per year and we paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share. The loan was repaid on July 3, 2008.

As at December 31, 2009, the Company had an account receivable of $88,226 (2008 - $82,795) with a company that had a common director in the prior year but is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

As at December 31, 2009, the Company advanced 2010 directors fees of $9,000 (December 31, 2008 - $Nil).

As at December 31, 2009, the Company had accounts receivable of $12,395 (December 31, 2008 - $Nil) and an accounts payable of $Nil (December 31, 2008 - $58,747) to an officer and director of the Company.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Other than as disclosed elsewhere, and in Items 4, 6 and 7 of this annual report, there have been, to the best of our knowledge, no material transactions or loans for the period from February 1, 2007 to the date of this annual report, between us and: (a) enterprises that directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with us; (b) our associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. Included in those financial statements under Note 23 is a reconciliation of Canadian and United States generally accepted accounting principles.

Financial Statements

See “Item 17. Financial Statements” for financial statements filed as part of this annual report.

Legal Proceedings

Discontinued operation

On March 6, 2009, we settled a lawsuit filed by Tom Vihvelin, a former director of Eastern Wind and recorded a loss from discontinued operations for the year ended December 31, 2008, which included the settlement amount of $50,000 to Mr. Vihvelin plus legal costs.

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

Price History of the Stock

The following is a summary of the annual high and low market prices for the year ended December 31, 2009, the year ended December 31, 2008, the eleven months ended December 31, 2007 and the financial years ended January 31, 2007 and 2006:

	TSX Venture Exchange(3)		OTC Bulletin Board (1)(2)
Annual Highs and Lows	High	Low	High	Low
2009	$1.92	$0.51	-	-
2008	$4.35	$0.50	-	-
Eleven months ended December 31,
2007	$2.19	$0.76	-	-
2007	$2.40	$0.75	$2.30	$1.27
2006	$2.10	$0.90	-	-

(1)	Prices are in U.S. dollars.
(2)

Our common shares were quoted on the OTC Bulletin Board from February 4, 2006 until September 2006, at which time we were delisted because we failed to file our 2006 annual report within the grace period set out by the National Association of Securities Dealers (“NASD”).

(3)	We have elected to use the trading highs and lows and comparatives have been amended to be consistent with the 2009 presentation.

The following is a summary, on a fiscal quarter basis, of the high and low prices of our common shares on the TSX Venture Exchange during our two most recent financial years and any subsequent periods.

	TSX Venture Exchange
Quarterly Highs and Lows	High	Low

Financial Year Ended December 31,
2010
Second Quarter(1)	$1.66	$1.07
First Quarter	$2.05	$1.36
Financial Year Ending December 31,
2009
Fourth Quarter	$1.92	$1.14
Third Quarter	$1.69	$1.07
Second Quarter	$1.50	$0.58
First Quarter	$0.80	$0.50
Financial Year Ended December 31,
2008
Fourth Quarter	$1.44	$0.50
Third Quarter	$3.05	$0.98
Second Quarter	$4.35	$2.10
First Quarter	$2.27	$1.38
(1) The high and low are determined based on share prices through May 20, 2010.

The following is a summary, on a monthly basis, of the high and low prices of our common shares during the past six months on the TSX Venture Exchange.

	TSX Venture Exchange
Monthly Highs and Lows	High	Low
May 1 to May 20, 2010(1)	$1.62	$1.07
April 2010	$1.66	$1.33
March 2010	$1.72	$1.36
February, 2010	$1.93	$1.56
January, 2010	$2.05	$1.76
December, 2009	$1.92	$1.21
November, 2009	$1.30	$1.13

(1)	The closing price for our common shares on the TSX Venture Exchange as of May 20, 2010 was $1.24.

9.C.	Markets

Our common shares currently trade on the TSX Venture Exchange under the symbol "WND".

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Notice of Articles and Articles of Incorporation

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

Under a Shareholder Protection Rights Plan Agreement dated April 5, 2005 (the “Rights Plan”), which was adopted to protect our shareholders from unfair, abusive or coercive acquisition tactics, and to ensure that all shareholders receive equal treatment and that shareholder value is maximized in the event of a takeover, each issued and outstanding common share holder of Western Wind is issued one right per common share (each a “Right”). Each Right entitles the holder to purchase one common share of our company for an exercise price, subject to the terms and conditions specified under the Rights Plan. The Rights Plan has a term of ten years, subject to confirmation by our shareholders at our fifth and eighth annual meetings following our 2005 Annual and Special Meeting of Shareholders.

10.C. Material Contracts

Electricity produced at Mesa is sold to SCE pursuant to an existing power purchase agreement that originally expired on June 22, 2010, but has been extended until the CPUC approves a new standard offer contract for the California investor-owned utilities. As consideration for the acquisition, we paid the vendors the sum of U.S.$13.4 million.

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

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the U.S., who is not and will not be deemed a resident of Canada for purposes of the Income Tax Act (Canada) (the “ITA”). This summary also includes the impact of the Canada-U.S. Tax Convention (“Treaty”) on U.S. resident shareholders who qualify for benefits under the Treaty and who do not use or hold, and who are not deemed to use or hold, our common shares in connection with carrying on a business in Canada (a “non-resident holder”).

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

As discussed below, we do not believe that we were a “passive foreign investment corporation” for the taxable year ended December 31, 2009, and do not expect that we will be a “passive foreign investment corporation” for the taxable year ending December 31, 2010. (See more detailed discussion at “Passive Foreign Investment Corporation” below). Accordingly, although we expect that we may be a QFC, there can be no assurances that the IRS will not challenge our determination concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

We do not believe that we were a PFIC for the taxable period ended December 31, 2009. There can be no assurance, however, that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

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

Documents and agreements concerning our company and our subsidiaries referred to in this annual report are available for inspection during normal business hours at the law offices of Thomas, Rondeau, LLP, Suite 300, 576 Seymour Street, Vancouver, B.C., Canada V6B 3K1.

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

We have seven wholly-owned subsidiaries: Western Wind US (formerly known as Verde Resources Corporation), Aero Energy, Eastern Wind Power Inc., Mesa Wind, Solargenics, Windstar Holding and Windstar Energy. Western Wind US is incorporated under the laws of the State of Arizona; Aero Energy is a limited liability company organized under the laws of the State of California; Eastern Wind is incorporated under the laws of the Province of New Brunswick, Canada; Mesa Wind is incorporated under the laws of the State of Colorado; Solargenics is incorporated under the laws of the Province of British Columbia; Windstar Holding is incorporated under the laws of the State of California; and Windstar Energy is a limited liability company organized under the laws of the State of California. Eastern Wind is an inactive entity. Please see Section 4.C. for formal descriptions of the companies.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have limited exposure to credit risk, as the majority of our sales contracts are with a large utility customer, other large receivables are due from taxation authorities and our cash is held with ScotiaBank and Bank of America. Historically, we have not had collection issues associated with our trade receivables and the aging of trade receivables are reviewed on a regular basis to ensure the timely collection of amounts owing to us. At December 31, 2009, less than 1% of our trade receivables were not current. We manage our credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. This risk management strategy is unchanged from the prior year.

We manage our liquidity risk associated with our financial liabilities (primarily those described in Note 19 of the audited financial statements and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. We are in compliance with all financial covenants relating to our financial liabilities as at December 31, 2009. This risk management strategy is unchanged from the prior year.

We have substantial assets denominated in U.S. dollars related to our California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at December 31, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $77,000 impact to accumulated other comprehensive income (“AOCI”). We also have certain loans payable denominated in U.S. dollars in our integrated subsidiaries related to our California properties. Based upon the remaining payments at December 31, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $3,000 impact to net income.

We generate revenue through variable price power purchase agreements with a California utility. The power rates reflect current natural gas market prices and therefore we are exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $30,000. We are partially hedged for the US dollar natural gas price risk as we report in Canadian dollars which often decrease as US dollars based oil and natural gas prices decrease. We manage the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts adjusted at contractual rates compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have had no material defaults in the payment of principal, interest, a sinking or purchase fund instalment or any other material default that exceeds 5% of our total assets.

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

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Our system of disclosure controls and procedures includes, but is not limited to, our Disclosure Policy, our Code of Ethics, our Insider Trading Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting disclosure consideration.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as required by applicable United States and Canadian securities laws and regulations. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our annual filings and interim filings and other reports filed or submitted is recorded, processed, summarized and reported within time periods specified and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

15.B.	Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles including a reconciliation to U.S. generally accepted accounting principles.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework for Smaller Public Companies. Based on this assessment, management believes that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

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

No changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, these controls have occurred during the year ended December 31, 2009.

In conducting an evaluation of the effectiveness of our disclosure controls and procedures, our management has concluded that, while our disclosure controls and procedures that are in place are effective for our current level of operations, they could be further enhanced as we grow. Our management designed its current internal control system over financial reporting based on our business needs and activities and based on its current annual and interim financial statements requirements and its current financial data requirements based on those statements, such as earnings releases. Management then determines whether there are any risks that could result in a material misstatement in any of our financial reporting, including financial statements and earnings releases. Management intends to implement changes in internal controls as the business needs and activities change.

ITEM 16.	[RESERVED]

16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Members of the Audit Committee have broad financial experience gained through prior board memberships, establishing and operating their own businesses, as well as through prior general management experience. We believe that collectively, the members of our board of directors have the requisite financial skills and expertise to enable them fully to carry out their responsibilities. However, the Board considers that no individual member of the committee qualifies as a “financial expert” as defined in Item 16A of SEC Form 20-F. The Audit Committee consists of three independent directors.

16.B.	CODE OF ETHICS

On June 6, 2008, we adopted a written “code of ethics” that meets the standards outlined in item 16B of SEC Form 20-F and applies to all of our directors, officers and employers, which is available on our website, www.westernwindenergy.com under “Corporate Governance”. In addition, we will provide a copy of our code of ethics, free of charge, in response to a written request.

16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP was our independent auditor for fiscal years ended December 31, 2008 and 2009. The chart below sets forth the total amount billed to us by Deloitte & Touche LLP for services performed and breaks down these amounts by category of service:

Principal Accounting Fees and Services	Billed during the year ended December 31, 2009	Billed during the year ended December 31, 2008
Audit fees	$303,965	$303,250
Audit Related fees	Nil	Nil
Tax Fees	Nil	$29,232
All Other Fees	Nil	Nil

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

16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

16.F.	CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

Not applicable.

16.G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

1.
Reports of Independent Registered Chartered Accountants on the Consolidated Financial Statements of Western Wind as at, and for the year ended December 31, 2009 and for the year ended December 31, 2008 and eleven months ended December 31, 2007.

2.	Comments by Independent Registered Chartered Accountants on Canada-U.S. Reporting Difference.

3.	Consolidated Balance Sheets at December 31, 2009 and December 31, 2008.

4.	Consolidated Statements of Operations and Deficit for the year ended December 31, 2009, year ended December 31, 2008 and eleven months ended December 31, 2007.

5.	Consolidated Statements of Cash Flows for the year ended December 31, 2009, year ended December 31, 2008 and eleven months ended December 31, 2007.

6.	Consolidated Statements of Shareholders equity and comprehensive loss for the year ended December 31, 2009, year ended December 31, 2008 and eleven months ended December 31, 2007.

7.	Notes to the Consolidated Financial Statements, December 31, 2009.

ITEM 18.	FINANCIAL STATEMENTS

Please refer to “Item 17. Financial Statements”.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 1.7 to the Form 20-F as filed with the SEC on August 25, 2005).
1.2	Notice of Articles (incorporated by reference to Exhibit 1.6 to the Form 20-F as filed with the SEC on August 25, 2005).
2.1	Shareholder Rights Plan dated April 5, 2005 (incorporated by reference to Exhibit 4.13 to the Form 20-F as filed with the SEC on August 25, 2005).
4.1	The 2008 Stock Option Plan of Western Wind dated June 11, 2008. (incorporated by reference toExhibit 4.1 in the Form 20-F filed with the SEC on June 30, 2008) #
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

4.9	Consulting Agreement dated September 8, 2008 between Western Wind and Jeffrey J. Ciachurski. #
4.10	Consulting Agreement dated November 27, 2007 between Western Wind and TCC Consulting Ltd. (incorporated by reference to Exhibit 4.10 to the Form 20-F as filed with the SEC on June 30, 2008) #
6.1	For earnings/(loss) per share calculation, see note 2(p) to our consolidated financial statements.

Exhibit Number	Description
8.1	Subsidiaries of Registrant. *
12.1	Certification of Jeffrey J. Ciachurski, Chief Executive Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a). *
12.2	Certification of Chris R. Thompson, Chief Financial Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a). *
13.1	Certification of Jeffrey J. Ciachurski, Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
13.2	Certification of Chris R. Thompson, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

* Filed herewith
# management contract or compensatory plan

Consolidated financial statements of
Western Wind Energy Corp.
December 31, 2009 and 2008

Western Wind Energy Corp.
December 31, 2009 and 2008

Table of contents

Report of Independent Registered Chartered Accountants	76-77

Consolidated balance sheets	78

Consolidated statements of operations	79

Consolidated statements of cash flows	80

Consolidated statements of shareholders’ equity and comprehensive income (loss)	81-82

Notes to the consolidated financial statements	83-113

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Western Wind Energy Corp.

We have audited the consolidated balance sheets of Western Wind Energy Corp. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the years ended December 31, 2009 and 2008 and the eleven months ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 and the eleven months ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 22, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. In addition, the standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 (b) to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 22, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events or require a reference to such changes in accounting principles in the auditors’ report when these matters are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 22, 2010

Western Wind Energy Corp.
Consolidated balance sheets
As at December 31, 2009 and 2008
(Expressed in Canadian dollars)

	2009	2008
	$	$
Assets
Current assets
Cash	1,882,152	1,817,371
Accounts receivable (net of allowance for doubtful accounts)	253,853	546,878
Refundable tax credits	89,479	311,211
Income taxes refundable	195,897	223,314
Prepaid expenses and deposits	489,034	346,180
	2,910,415	3,244,954

Restricted cash (Note 3)	106,114	210,214
Construction in progress (Note 4)	2,788,617	1,103,393
Deposits	446,288	-
Property and equipment (Note 5)	18,856,144	20,863,849
Goodwill and other intangible assets (Note 6)	4,094,502	4,840,729
	29,202,080	30,263,139

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	636,169	733,190
Discontinued (Note 7)	272,063	484,200
Accrued interest liabilities	5,879	57,340
Loans payable, current portion (Note 8)	144,490	582,060
	1,058,601	1,856,790

Loans payable (Note 8)	184,606	349,879
Asset retirement obligation (Note 9)	75,575	1,222,898
Future income tax liability (Note 10)	3,040,136	4,391,079
	4,358,918	7,820,646

Shareholders' equity
Share capital (Note 11)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
47,542,397 (2008 - 36,703,251)	47,319,717	40,604,309
Contributed surplus	6,714,588	4,837,341
Warrants (Note 12)	5,888,719	5,297,817
	59,923,024	50,739,467

Accumulated other comprehensive (loss) income	(1,047,458)	712,268
Accumulated deficit	(34,032,404)	(29,009,242)
	(35,079,862)	(28,296,974)
	24,843,162	22,442,493
	29,202,080	30,263,139

Commitments (Note 14)
Contingencies (Note 15)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the consolidated financial statements.	78

Western Wind Energy Corp.
Consolidated statements of operations
Periods ended December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007
	$	$	$

Revenue
Energy sales	2,798,496	5,116,652	4,264,759

Expenses
Amortization	1,875,384	2,418,012	2,163,295
Asset retirement obligation accretion (Note 9)	42,297	68,936	63,232
Cost of sales (i)	1,844,024	1,859,104	1,561,483
General and administration (i)	2,776,305	4,176,487	4,160,045
Foreign exchange (gain) loss	39,117	581,819	(2,964,140)
Interest and accretion on long-term debt (Note 14)	44,236	(109,784)	1,999,559
Project development (i)	2,359,835	1,876,589	987,520
	8,981,198	10,871,163	7,970,994

Loss before the following	(6,182,702)	(5,754,511)	(3,706,235)
Interest income	6,673	53,781	70,780
Gain on sale of assets	176,664	-	-

Loss from continuing operations before income taxes	(5,999,365)	(5,700,730)	(3,635,455)
Income tax recovery (Note 10)	976,203	707,408	816,223

Loss from continuing operations after tax	(5,023,162)	(4,993,322)	(2,819,232)
Income from discontinued operations (Note 7)	-	2,724,047	234,655
Net loss	(5,023,162)	(2,269,275)	(2,584,577)

Income (loss) per share as reported - basic and diluted (Note 12)
Continuing operations	(0.12)	(0.15)	(0.11)
Discontinued operations	-	0.08	0.01
Net loss	(0.12)	(0.07)	(0.10)

Weighted average number of common shares outstanding - basic and diluted	42,860,006	32,544,125	26,230,119

(i)

Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totaling $1,226,595 (year ended December 31, 2008 - $1,475,093 ; eleven months ended December 31, 2007 - $989,482) (Note 11 (g)).

See accompanying notes to the consolidated financial statements.	79

Western Wind Energy Corp.
Consolidated statements of cash flows
Periods ended December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007
	$	$	$

Operating activities
Net loss from continuing operations after tax	(5,023,162)	(4,993,322)	(2,819,232)
Items not involving cash
Accretion on long-term debt	-	13,720	95,560
Amortization	1,875,384	2,418,012	2,163,295
Asset retirement obligation accretion	42,297	68,936	63,232
Bonus shares and to repay investment deposit	-	-	83,920
Financing fees payable in common shares and equity rights	-	-	89,250
Future income taxes recoverable	(781,872)	(711,252)	(650,626)
Stock-based compensation expense	1,226,595	1,475,093	989,482
Unrealized foreign exchange (gain) loss	(138,881)	272,949	(2,964,140)
Gain on sale of assets	(176,664)	-	-
	(2,976,303)	(1,455,864)	(2,949,259)
Change in non-cash working capital
Accounts payable and accrued liabilities	(187,561)	(344,197)	(1,199,774)
Accounts receivable	246,638	(137,558)	279,651
Accrued interest liabilities	(46,794)	(2,172,646)	1,694,979
Income taxes refundable	(5,040)	-	42,676
Prepaid expenses	(210,659)	(30,723)	(60,300)
Refundable tax credits	221,733	(49,467)	(207,901)
	(2,957,986)	(4,190,455)	(2,399,928)

Investing activities
Construction in progress	(1,723,455)	(565,556)	(261,741)
Discontinued operations (Note 7)	-	2,846,235	250,040
Property and equipment deposits	(446,288)	-	(122,746)
Purchase of property and equipment	(635,825)	(1,809,402)	(329,932)
Restricted cash	104,100	982,105	(167,000)
	(2,701,468)	1,453,382	(631,379)

Financing activities
Shares and warrants issued for cash	6,256,720	17,733,819	4,437,411
Loans payable	(532,485)	(13,628,868)	(999,117)
	5,724,235	4,104,951	3,438,294

Net cash (outflow) inflow	64,781	1,367,878	406,987
Cash position, beginning of period	1,817,371	449,493	42,506
Cash position, end of period	1,882,152	1,817,371	449,493

Supplemental cash flow information
Interest paid in cash	84,069	2,220,536	161,136
Interest income received	8,676	53,781	70,780
Income tax received	227,109	-	211,434

Non-cash financing activities (Note 16)

See accompanying notes to the consolidated financial statements.	80

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and comprehensive income (loss
Periods ended December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

	Common shares		Contributed surplus	Warrants		Special Warrants			Accumulated other comprehensive income (loss)	Total shareholders' equity
	Number	Amount		Number	Amount	Number	Amount	Deficit
		$	$		$		$	$	$	$

Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	-	-	(24,155,390)	473,098	1,988,969
Net loss for the period	-	-	-	-	-	-	-	(2,584,577)		(2,584,577)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	(2,379,030)	(2,379,030)
Comprehensive loss										(4,963,607)
Cash transactions
Private placement at $0.90 per unit, net of issuance costs of $51,000	732,000	382,971	-	774,000	237,729	-	-	-	-	620,700
Private placement of 107,779 units at $0.90	107,779	61,222	-	107,779	35,779	-	-	-	-	97,001
Private placement of 165,000 units at $1.00	165,000	102,226	-	165,000	62,774	-	-	-	-	165,000
Private placement of 2,086,400 units at $1.40 per unit, net of issuance costs of $480,388	2,086,400	1,891,996	-	1,223,900	650,956	-	-	-	-	2,542,952
Exercise of options at $0.86 per share	100,000	86,000	-	-	-	-	-	-	-	86,000
Exercise of warrants at $1.03 per share	712,000	733,360	-	(712,000)	-	-	-	-	-	733,360
Exercise of warrants at $1.05 per share	78,950	107,147	-	(78,950)	(24,249)	-	-	-	-	82,898
Share subscriptions received (receivable)	-	-	109,500	-	-	-	-	-	-	109,500
Adjustment to 2006 fair value of warrants	-	(17,623)	-	-	17,623	-	-	-	-	-
	3,982,129	3,347,299	109,500	1,479,729	980,612	-	-	-	-	4,437,411
Non-cash transactions
Debt settlement at a value of $0.80 per share	179,375	143,500	-	-	-	-	-	-	-	143,500
Transfer from contributed surplus on exercise of options	-	96,306	(96,306)	-	-	-	-	-	-	-
Expiry of warrants	-	-	-	(1,079,962)	-	-	-	-	-	-
Bonus shares at a value of $0.75 per share	119,000	89,250	-	-	-	-	-	-	-	89,250
Bonus shares at a value of $1.64 per share	426,830	700,000	(700,000)	-	-	-	-	-	-	-
Deferred bonus expense	-	-	83,920	-	-	-	-	-	-	83,920
Stock-based compensation	-	-	989,482	-	-	-	-	-	-	989,482
Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925
Net loss for the period	-	-	-	-	-	-	-	(2,269,275)	-	(2,269,275)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	2,618,200	2,618,200
Comprehensive income										348,925
Cash transactions
Private placement of 6,315,800 special warrants at $2.85 per unit, net of issuance costs of $1,571,077 and broker warrants	-	-	-	-	-	6,315,800	15,560,086	-	-	15,560,086
Conversion of 6,315,800 special warrants to common shares and warrants net of additional issuance costs of $199,117	6,315,800	11,641,236	-	3,157,900	3,719,733	(6,315,800)	(15,560,086)	-	-	(199,117)
Special broker warrants issued	-	-	-	-	-	442,107	868,867	-	-	868,867
Conversion of special broker warrants to broker warrants (a)	-	-	-	442,107	868,867	(442,107)	(868,867)	-	-	-
Exercise of options at $1.05 per share	100,000	188,255	(83,255)	-	-	-	-	-	-	105,000
Exercise of options at $1.10 per share	250,000	459,802	(184,802)	-	-	-	-	-	-	275,000
Exercise of options at $1.23 per share	100,000	207,013	(84,013)	-	-	-	-	-	-	123,000
Exercise of options at $1.33 per share	100,000	243,367	(110,367)	-	-	-	-			133,000
Exercise of warrants at $1.05 per share	531,257	721,682	-	(531,257)	(163,862)	-	-	-	-	557,820
Exercise of warrants at $1.75 per share	162,950	371,708	-	(162,950)	(86,545)	-	-	-	-	285,163
Exercise of warrants at $1.20 per share	10,000	15,804	-	(10,000)	(3,804)	-	-	-	-	12,000
Exercise of warrants at $1.30 per share	10,000	17,911	-	(10,000)	(4,911)	-	-	-	-	13,000
	36,407,046	40,122,720	3,665,963	10,989,411	5,359,960	-	-	(29,009,242)	-	17,733,819
Non-cash transactions
Debt settlement at a value of $1.20 per share	166,667	200,000	(200,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.61 per share	46,512	75,000	(75,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.41 per share	7,100	10,000	-	-	-	-	-	-	-	10,000
Exercise of options at $1.33 per share	50,926	123,937	(56,206)	-	-	-	-	-	-	67,731
Exercise of options at $1.52 per share	25,000	72,652	(34,652)	-	-	-	-	-	-	38,000
Expiry of Warrants	-	-	62,143	(5,901,882)	(62,143)	-	-	-	-	-
Stock-based compensation	-	-	1,475,093	-	-	-	-	-	-	1,475,093
Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	-	-	(29,009,242)	712,268	22,442,493

See accompanying notes to the consolidated financial statements.	81

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and comprehensive income (loss)
Periods ended December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

	Common shares		Contributed surplus	Warrants		Special Warrants			Accumulated other comprehensive income (loss)	Total shareholders' equity
	Number	Amount		Number	Amount	Number	Amount	Deficit
		$	$		$		$	$	$	$

Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	-	-	(29,009,242)	712,268	22,442,493
Net loss for the period	-	-	-	-	-	-	-	(5,023,162)	-	(5,023,162)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	(1,759,726)	(1,759,726)
Comprehensive loss										(6,782,888)

Cash transactions
Recovery of issuance costs		98,260								98,260
Private placement of 7,015,700 shares at $0.65 per unit, net of issuance costs of $731,701 and broker warrants	7,015,700	2,802,576	-	3,507,850	1,025,928	-	-	-	-	3,828,504
Broker warrants issued (b)	-	-	-	491,099	247,150	-	-	-	-	247,150
Private placement of units (Note 11(c))	699,955	351,919	-	349,975	103,051	-	-	-	-	454,970
Exercise of warrants at $1.00 per share	1,443,000	1,865,028		(1,443,000)	(422,029)					1,442,999
Exercise of warrants at $1.05 per share	38,890	53,747		(38,890)	(12,910)					40,837
Exercise of warrants at $1.20 per share	120,000	189,653		(120,000)	(45,653)					144,000
	9,317,545	5,361,183	-	2,747,034	895,537	-	-	(5,023,162)	-	6,256,720
Non-cash transactions
Issuance of shares and warrants for purchase of land	1,521,601	1,354,225	-	760,801	346,017	-	-	-	-	1,700,242
Expiry of warrants	-	-	650,652	(1,328,632)	(650,652)	-	-	-	-	-
Stock-based compensation	-	-	1,226,595	-	-	-	-	-	-	1,226,595
Balance at December 31, 2009	47,542,397	47,319,717	6,714,588	7,266,732	5,888,719	-	-	(34,032,404)	(1,047,458)	24,843,162

(a)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $2.85 per agent's unit until June 20, 2010. An agent's unit comprises one common share and one-half of one warrant (Note 12).

(b)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $0.65 per agent's unit until May 5, 2011. An agent's unit comprises one common share and one-half of one warrant (Note 11).

See accompanying notes to the consolidated financial statements.	82

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

1.	Nature of business and continued operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind energy projects, principally on properties either owned or leased by the Company in California and Arizona. The Company holds these wind farm properties in North America through its wholly-owned subsidiaries, Western Wind Energy US Corporation (formerly known as Verde Resources Corporation) (“Western Wind US”), AERO Energy, LLC (“Aero”), Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated a wholly-owned subsidiary, Western Solargenics, Inc. (“Solar”) to develop solar energy projects and two project specific subsidiaries of Western Wind US, Windstar Holding Company (“Windstar Holding”) and Windstar Energy LLC (“Windstar Energy”), to develop the 120MW Windstar wind project. An additional wholly-owned subsidiary, Eastern Wind Power Inc. (“EWP”), is currently inactive.

These audited consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. In recent years, income and cash flows from income-producing activities have been insufficient to offset cash used for project development expenses. The Company has been successful in attracting additional capital to continue development and to maintain liquidity. As the Company proceeds to develop its further business opportunities, cash provided by operations will need to be augmented by additional sources of capital.

If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported statement of operations and the balance sheet classification.

In January 2008, the Company changed its fiscal year end from January 31 to December 31, effective as of December 31, 2007. Accordingly, the Company has reported its consolidated financial statements for the year ended December 31, 2009 with comparatives for the year ended December 31, 2008 and the eleven months ended December 31, 2007.

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

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries, EWP and Solar, and wholly-owned U.S. subsidiaries, Western Wind US, Aero, Mesa Wind, Windstar Holding and Windstar Energy. All significant intercompany accounts and transactions have been eliminated.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(b)	New accounting policies adopted

(i)
In 2009, the Company adopted a new presentation and disclosure standard that was issued by the Canadian Institute of Chartered Accountants (“CICA”). Section 3064, Goodwill and Intangible Assets, clarifies the criteria for the recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The disclosures required by this section are included in Note 6. There has been no significant effect on the financial statements related to the adoption of Section 3064.

(ii)
In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The disclosures required by this section are included in Note 19. There has been no significant effect on the financial statements related to the adoption of this section.

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

Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of impairment of long-lived assets, amortization, asset retirement obligation, future income taxes, stock-based compensation and allocation of expenses within the consolidated statements of operations.

(d)	Cash

Cash consists of cash on deposit with banks.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
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

Construction in progress includes costs incurred to assess the feasibility of wind farm sites and solar energy facilities and to secure property rights. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and successfully complete future operations or dispositions. As at December 31, 2009, the Company has not commenced commercial operations for the projects recorded under this caption.

(h)	Capital assets

Land is recorded at cost plus site investigation, legal and title insurance costs. Other generating facilities include wind turbines, electrical infrastructure, buildings, asset retirement obligation and roads. Meteorological towers include wind equipment used for wind assessments during the development stage.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, amortization is based on one-half of the full year amortization for depreciable assets excluding generating facilities.

Amortization is on a straight line basis and the rates are as follows:

Wind turbines and towers	9 to 14 years
Other generating facilities	14 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(i)	Goodwill and other intangible assets

The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually or when events or circumstances change. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss.

Other intangible assets include amounts allocated to power purchase agreements and to the land right-of-way and are amortized on a straight line basis using the following rates:

Land right-of-way	30.5 years
Power purchase agreement	4 years

(j)	Impairment of long-lived assets

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

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method. The asset retirement obligation is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2009, the Company had an asset retirement obligation with respect to a right-of-way that is owned by Mesa Wind (Note 20).

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(m)	Foreign currency translation

(i)	Canadian operations

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

(ii)	Integrated foreign operations

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

(iii)	Self-sustaining foreign operations

Assets and liabilities of foreign operations that are self sustaining entities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses are translated at the average exchange rates prevailing during the period. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive (loss) income.

(n)	Revenue recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

(o)	Stock-based compensation

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(p)	Loss per share

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

(q)	Financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), available-for-sale (assets), loans and receivables, held-to-maturity (assets) and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

The Company has designated its cash and restricted cash as held-for-trading, which are measured at fair value. Accounts receivable and deposits are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and loans payable are classified as other financial liabilities, which are measured at amortized cost.

(r)	New accounting standards not yet adopted

(i)	Business combination

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and to recognize acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet reviewed the impact adopting this section will have on its consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(r)	New accounting standards not yet adopted (continued)

(iii)	Convergence with International Financial Reporting Standards

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and we will be required to report according to IFRS standards for the year ended December 31, 2011. We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

3.	Restricted cash

	2009	2008
	$	$

Restricted term deposits	106,114	210,214

The Company has placed $NIL (2008 - $110,214) to secure letters of credit totaling US$NIL (2008 -US$90,000) to Southern California Edison as required by power purchase agreements. $100,000 (2008 -$100,000) plus accrued interest has been placed on deposit to secure corporate credit cards.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

4.	Construction in progress

	Windstar	Mesa Wind	Kingman
	120 MW	50MW	11MW	Total
	$	$	$	$

January 1, 2009	959,781	143,612	-	1,103,393
Additions	1,423,496	207,894	92,065	1,723,455
Foreign exchange	-	(38,231)	-	(38,231)
December 31, 2009	2,383,277	313,275	92,065	2,788,617

	Windstar	Mesa Wind	Kingman
	120MW	50MW	11MW	Total
	$	$	$	$

January 1, 2008	427,597	85,657	-	513,254
Additions	532,184	32,994	-	565,178
Foreign exchange	-	24,961	-	24,961
December 31, 2008	959,781	143,612	-	1,103,393

The Company has interests in the Windstar 120 MW, Mesa Wind 50 MW and Kingman 11 MW wind farm projects.

(a)	Windstar 120 MW project

On March 8, 2005, the Company’s wholly-owned subsidiary, Aero, entered into a formal power purchase agreement (“PPA”) with Southern California Edison Company (“SCE”) for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The PPA required that the facility be completed by December 31, 2009. On December 17, 2009, the Company signed an amendment to the PPA that updates the terms to reflect current market conditions, project status and a completion date of December 31, 2011. The Company estimates the start of construction to be August 1, 2010 and the Commercial Operations Date to be March 31, 2011.

The Company has incurred initial development costs on this project for financing, environmental impacts and wind studies with respect to placement of the wind turbines and preliminary engineering and transmission studies related to interconnection.

(b)	Mesa Wind 50 MW redevelopment project

On July 25, 2006, the Company purchased the Mesa Wind project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management (“BLM”) and satisfactory development work was completed so that the site could be redeveloped to 50 MW’s.

On September 21, 2009 the BLM approved the Company’s plan of development, granted a 24 year lease extension to September 22, 2037, approved the US Fish and Wildlife Service biological opinion and issued a favorable Record of Decision.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

4.	Construction in progress (continued)

(b)	Mesa Wind 50 MW redevelopment project (continued)

The Company has incurred initial development costs on this project for environmental impacts and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection.

(c)	Kingman 11 MW project

On October 16, 2009 the Company signed a power purchase agreement with UNS Electric, Inc, for a new fully integrated combined wind and solar (photo voltaic (“PV”)) energy project.

The Company has incurred initial development costs on this project for environmental impact and wind studies with respect to placement of the wind turbines and preliminary engineering and transmission studies related to interconnection.

5.	Property and equipment

		December 31, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$

Land	9,565,862	-	9,565,862
Wind turbines and towers	13,146,737	(5,457,575)	7,689,162
Other generating facilities	2,516,185	(1,372,576)	1,143,609
Meteorological towers	348,043	(206,185)	141,858
Furniture and equipment	162,941	(82,287)	80,654
Assets under capital leases (Note 8c)	412,474	(177,475)	234,999
	26,152,242	(7,296,098)	18,856,144

		December 31, 2008
	Cost	Accumulated amortization	Net book value
	$	$	$

Land	7,074,304	-	7,074,304
Wind turbines and towers	16,110,932	(4,911,769)	11,199,163
Other generating facilities	3,317,387	(1,322,388)	1,994,999
Meteorological towers	330,127	(161,067)	169,060
Furniture and equipment	159,704	(50,876)	108,828
Assets under capital leases (Note 8c)	412,475	(94,980)	317,495
	27,404,929	(6,541,080)	20,863,849

The unrealized foreign exchange translation gain in property and equipment for the year ended December 31, 2009 was $1,689,630 (2008 - $2,595,008). Total amortization for the year ended December 31, 2009 was $1,824,197 (December 31, 2008 - $2,344,264).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

6.	Goodwill and other intangible assets

		December 31, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$

Goodwill	3,865,336	-	3,865,336
Power purchase contracts	66,006	(45,777)	20,229
Land right-of-way	385,831	(176,894)	208,937
	4,317,173	(222,671)	4,094,502

		December 31, 2008
	Cost	Accumulated amortization	Net book value
	$	$	$

Goodwill	4,522,677	-	4,522,677
Power purchase contracts	71,343	(36,890)	34,453
Land right-of-way	451,445	(167,846)	283,599
	5,045,465	(204,736)	4,840,729

The foreign exchange translation gain on goodwill and other intangible assets for the year ended December 31, 2009 was $692,040 (2008 - $921,124). Total amortization for the year ended December 31, 2009 was $51,187 (2008 - $73,748).

7.	Discontinued operations

Income (loss) from discontinued operations is comprised of the following:

	Year ended	Year ended	Eleven months ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Grand Manan 20 MW project	-	(122,188)	224,212
Steel Park 15 MW project	-	2,846,235	10,443
	-	2,724,047	234,655

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

7.	Discontinued operations (continued)

(a)	Grand Manan 20 MW project

The Company had a power purchase agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call the $200,000 letter of credit and the Company owed a third party $200,000 for providing security for the letter of credit. The third party agreed to accept 166,667 shares in lieu of the debt and accordingly the $200,000 was initially classified as contributed surplus and transferred to common shares when the shares were issued on January 8, 2008. Since the power purchase agreement was terminated, the Company has written off its investment in the Grand Manan project, property and equipment of $1,149,339 as a loss on discontinued operations. The results of operations for the last three fiscal periods are as follows:

	Year ended	Year ended	Eleven months ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Loss for the period	-	(122,188)	(25,828)
Gain on sale of wind data	-	-	250,040
Write-off of construction in progress	-	-	-
Write-off of property and equipment	-	-	-
Letter of credit accrual	-	-	-
(Loss) income before income taxes	-	(122,188)	224,212

(b)	Steel Park 15 MW project

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

7.	Discontinued operations (continued)

(b)	Steel Park 15 MW project (continued)

The results of operations for the last three fiscal periods are as follows:

	Year ended	Year ended	Eleven months ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Gain for the year	-	2,846,235	10,443
Write-off of construction in progress	-	-	-
	-	2,846,235	10,443

On September 28, 2007, the Company entered a settlement agreement with Pacific Hydro that provided for settlement of the lawsuits and the termination of the business relationship between the parties. Pursuant to the settlement agreement and a subsequent amendment:

(i)	the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”). The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company; and

(ii)	The Mesa loan was repaid on June 23, 2008, which triggered a reduction of interest of $826,441 charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid; and a reduction of the loan principal by US$3,000,000 which was netted to US$2,900,000 after taking into account an extension fee of US$100,000. The net reduction was recorded as income from discontinued operations as it was for compensation for the Steel Park asset allocation on the discontinuation of that project.

The Company has segregated its assets and liabilities related to discontinued operations. The liabilities related to the discontinued operations are as follows:

			2009			2008
	Grand Manan	Steel Park		Grand Manan	Steel Park
	15 MW	15 MW	Total	15 MW	15MW	Total
	$	$	$	$	$	$

Accounts payables	-	272,063	272,063	149,688	334,512	484,200

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

8.	Loans payable

	$	$

Windridge acquisition loan (a)	-	348,840
Windstar mortgages (b)	163,706	311,132
Crane financing contract (c)	165,390	246,442
Other	-	25,525
	329,096	931,939
Less: Current portion	144,490	582,060
	184,606	349,879

(a)	Windridge acquisition loan

The Windridge acquisition loan of US$285,000 was secured by a first charge on the Windridge land with interest payable annually at the rate of 8%. Principal was initially due on May 10, 2008 and was extended to June 15, 2009 and repaid on that date.

(b)	Windstar mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance at December 31, 2009 is $163,706 (US$156,491) (2008 - $311,132 (US$254,193)). The mortgages are repayable in blended monthly payments with interest at rates from 6.5% or 8% and with terms of three or four years. The mortgages are secured by first charges on the land.

(c)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of US$158,102 at December 31, 2009 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

(e)	Loan payable

Principal payments due in the next five years are as follows:

$

2010	144,490
2011	68,169
2012	72,894
2013	36,087
2014	7,456
329,096

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

9.	Asset retirement obligation

On July 25, 2006, the Company acquired a right-of-way that was to expire on January 26, 2013 from the Bureau of Land Management. The right-of-way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right-of-way unless renewed by the Company. On September 21, 2009, the Company’s BLM right-of-way was extended to September 22, 2037, which extends the date to remove all buildings, equipment, machinery and materials from the site (Note 20) and reduces the current value of the obligation.

The changes in the asset retirement obligation liability are as follows:

	2009	2008
	$	$

Balance, beginning of period	1,222,898	926,362
Adjustment due to right of way extension	(1,006,607)	-
Accretion	42,297	68,936
Foreign exchange difference	(183,013)	227,600
Balance, end of period	75,575	1,222,898

The total undiscounted amount of the estimated cash flows of the asset retirement obligation, which is expected to be paid in 2037, is $858,329. The asset retirement obligation was calculated using a discount rate of 9.42% per annum.

10.	Income taxes

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007
	$	$	$
Income taxes
Current	(194,332)	3,834	(165,597)
Future	(781,871)	(711,242)	(650,626)
	(976,203)	(707,408)	(816,223)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

10.	Income taxes (continued)

The items accounting for the difference between income taxes computed at the statutory rate of 30% (2008 - 31.0%; 2007 - 34.12%) and the provision for income taxes are as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007
	$	$	$

Loss from continuing operations before income tax	(5,999,365)	(5,700,730)	(3,635,455)

Computed tax recovery at statutory rate	(1,799,810)	(1,767,226)	(1,240,417)
Increase (decrease) resulting from permanent differences
Stock-based compensation	367,979	457,279	337,611
Foreign exchange translation	(18,133)	205,718	(1,076,326)
Adjustment to prior year's net operating losses	253,740	730,974	-
Other	562,044	157,636	59,815
U.S. and Canadian tax rate difference	(266,973)	(416,061)	(156,498)
Change in valuation allowance	(75,050)	(75,728)	1,259,592
Income tax recovery	(976,203)	(707,408)	(816,223)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

10.	Income taxes (continued)

Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income taxes were as follows:

	2009	2008	2007
	$	$	$
Future income tax assets
Interest payable to related parties	-	-	854,780
Property and equipment	-	-	-
Net operating losses on discontinued operations	1,162,954	1,173,428	2,256,061
Asset retirement obligation	30,228	489,159	370,544
Other	16,601	-	-
Share issue costs	539,351	551,528	175,160
Finance costs	485,473	571,119	-
Net operating losses carryforward	5,590,275	5,114,698	4,629,732
	7,824,882	7,899,932	8,286,277
Valuation allowance	(7,824,882)	(7,899,932)	(7,975,660)
	-	-	310,617

Future income tax liabilities
Property and equipment	(2,923,274)	(4,245,384)	(4,448,176)
Other	(116,862)	(145,695)	(79,512)
	(3,040,136)	(4,391,079)	(4,527,688)
Net future income tax liability	(3,040,136)	(4,391,079)	(4,217,071)

In assessing the realizability of future income tax assets (“FITA”), management considers whether it is more likely than not that some portion or all of the FITA will not be realized. The ultimate realization of FITA is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2009, the Company does not believe it meets the criteria to recognize FITA.

At December 31, 2009, the Company has total non-capital loss carryforwards for U.S. federal income tax purposes of approximately US$10,364,916 which expire at various times commencing in 2022. Non-capital loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non-capital loss carryforwards of approximately $4,467,231 which expire as follows:

$

2010	-
2011	-
2015	84,270
2016	-
2025 and thereafter	4,382,961
4,467,231

The potential tax impact of the losses has been fully offset by a valuation allowance in the consolidated financial statements.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

11.	Share capital

(a)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2008, 75,002 shares were released and then a further 37,501 shares were released on both June 4, 2009 and December 4, 2009, leaving a balance of 599,996 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. 5% of the total original escrow shares have been released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(b)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(c)

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

(d)

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in the Tehachapi, CA. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

(e)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 9,188,101 common shares representing 20% of the issued and outstanding shares as at the June 22, 2009 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest between 18 months from the date of grant and expire ten years from the date of grant.

During the year ended December 31, 2009, an employee and a consultant were terminated and the weighted average exercise rights for 274,074 stock options at $1.33 per share were forfeited. 550,000 options with a weighted average exercise price of $1.42 per share expired. Further the Company granted 100,000 options to a consultant to acquire shares at $1.11 per share.

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

11.	Share capital (continued)

(e)	(continued)

400,000 options at $1.74, 200,000 options at $2.40 and 50,000 options at $2.55 expired during the year ended December 31, 2008.

The Company recorded $1,226,595 of stock-based compensation expense during the year ended December 31, 2009 (year ended December 31, 2008 - $1,475,093; eleven months ended December 31, 2007 - $989,482).

A summary of stock option information as at December 31, 2009 is as follows:

	Shares	Weighted average exercise price
		$

Options outstanding at January 31, 2007	3,045,000	1.43
Granted	1,750,000	1.41
Exercised	(100,000)	0.86
Cancelled	(50,000)	1.79
Expired	(370,000)	1.20
Options outstanding at December 31, 2007	4,275,000	1.45
Granted	2,537,400	1.47
Exercised	(625,926)	1.19
Forfeited	(75,000)	1.54
Cancelled	(337,400)	2.29
Expired	(650,000)	2.01
Options outstanding at December 31, 2008	5,124,074	1.37
Granted	100,000	1.11
Forfeited	(274,074)	1.33
Expired	(550,000)	1.42
Options outstanding at December 31, 2009	4,400,000	1.36

Range of exercise prices	Number of stock options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options outstanding	Weighted average exercise price
$		$			$

1.11 - 1.32	1,350,000	1.26	2.80	1,275,000	1.27
1.33 - 1.54	3,050,000	1.40	3.47	2,000,000	1.43

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

11.	Share capital (continued)

(f)

The fair value of the Company’s stock-based awards granted to employees, non-employee directors and consultants for the periods ended December 31, 2009, 2008 and 2007 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007

Expected life (in years)	5	5	5
Risk-free interest rate	3%	3%	4%
Expected stock volatility	91%	86%	89%
Dividend yield	0%	0%	0%

The weighted average fair value per stock option granted during the year ended December 31, 2009 was $0.79 (2008 - $0.75; 2007 - $1.41).

(g)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007
	$	$	$

Cost of sales	6,264	9,640	3,799
General and administration	775,441	938,077	812,724
Project development	444,890	527,376	172,959
	1,226,595	1,475,093	989,482

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

12.	Warrants

Share purchase warrants outstanding as at December 31, 2009:

Number of warrants (i)	Amount ($)	Exercise price	Expiry date
		$

760,801 (ii)	346,017	1.00	June 5, 2011
349,975 (ii)	103,051	1.00	May 12, 2011
2,064,850 (ii)	603,901	1.00	May 5, 2011
491,099 (ii)	247,150	0.65	May 5, 2011
3,157,900 (iii)	3,719,733	3.70	June 20, 2010
442,107 (iii)	868,867	2.85	June 20, 2010
7,266,732	5,888,719

(i)	Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted during the year ended December 31, 2009 and 2008 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in the Tehachapi, CA. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

12.	Warrants (continued)

(iii)

On June 20, 2008, the Company issued 6,315,800 special warrants (the “Special Warrants”) through a private placement (“Offering”) at a price of $2.85 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, 6,315,800 common shares (the “Common Shares”) and 3,157,900 common share purchase warrants (the “Warrants”). In conjunction with the Offering, the Company also issued 442,107 brokers’ warrants (the “Brokers’ Warrants”). Each Brokers’ Warrant may be exercised by the holder to acquire one Agents’ Unit at a price of $2.85 per Agents’ Unit until June 20, 2010. An Agents’ Unit comprises one common share and one-half of one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010. On July 31, 2008, each Special Warrant and Brokers’ Warrant were converted to one common share and one half of one Warrant following the issue of a short-form prospectus to that effect. Brokers’ Warrants have not been exercised as of December 31, 2009.

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007

Expected life (in years)	2	2	2
Risk-free interest rate	1%	3%	4%
Expected stock volatility	106%	88%	77%
Dividend yield	0%	0%	0%

As the Company incurred losses for the periods ended December 31, 2009, 2008 and 2007, the stock options and share purchase warrants, as disclosed in Note 11 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

13.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007
	$	$	$

Directors' fees	63,000	104,000	56,000
Consulting fees	1,578,688	1,447,597	888,366
Secretarial	36,000	36,000	45,000
Financing costs	-	-	89,250
Interest	-	(226,359)	1,718,765
Other	-	39,576	-
	1,677,688	1,400,814	2,797,381

(b)

As at December 31, 2009, the Company had an account receivable of $88,226 (2008 - $82,795) with a company that had a common director in the prior year but is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(c)

As at December 31, 2009, the Company had an accounts receivable of $12,395 (December 31, 2008 - $NIL) and an accounts payable of $NIL (December 31, 2008 - $58,747) to an officer and director of the Company.

(d)

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to the Company at an interest rate of 12% per year and the Company paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share. The loan was repaid on July 3, 2008.

(e)

During the fiscal year ended January 31, 2006, bonuses totaling $1,000,000 were awarded to two directors and officers of the Company and were settled through the issuance of 182,930 shares in October 2005 and 426,830 shares in November 2007. The November 2007 shares were issued once the recipient met the established bonus terms of continuing service to the Company until at least October 26, 2007. The values of the shares were fully expensed in 2007 (December 31, 2007 - $83,920).

(f)

Pacific Hydro, the previous owner of approximately 23% of the common shares of the Company up until April 2008, provided a loan of $15,771,800 (US$13,400,000) to fund the Company’s acquisition of Mesa Wind. The loan was repaid June 23, 2008. Interest accrued on the loan for the year ended December 31, 2008 amounted to $NIL (eleven months ended December 31, 2007 - $1,658,899 (US$1,557,969)).

(g)

On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 (US$500,000) to provide funds to purchase the Kingman, Arizona land. The loan bore interest at LIBOR plus 5.98% and matured in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86 per share. The loan was repaid October 22, 2007.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

13.	Related party transactions (continued)

(h)	As at December 31, 2009, the Company advanced directors fees of $9,000 (December 31, 2008 - $NIL).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties in the normal course, unless otherwise noted.

14.	Commitments

	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
	$	$	$	$	$

Right of way agreement (a)	828,387	82,839	165,677	165,677	414,194
Office leases (b) (c)	175,979	87,949	88,030	-	-
Management contract (d)	229,950	229,950	-	-	-
	1,234,316	400,738	253,707	165,677	414,194

(a)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement (Note 9).

(b)

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. The base rent is $3,570 per month and operating costs are approximately $2,700 per month.

(c)	The Company entered into a lease agreement for office space in Tehachapi, CA that expires July 2010. The base rent is US$1,700 per month thereafter.

(d)

The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of US$219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

15.	Contingencies

(a)

As at December 31, 2009, the Company had only two employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

(b)

As at December 31, 2009, the Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid deposits of $46,000 which become nonrefundable when the Company obtains all Government, Local Authority, Utility and other contracts, agreements and approvals necessary to develop solar energy facilities. The following additional payments are contingent on the project development process as follows:

•
$15,000 - $24,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8-12 months of the purchase and sale agreement date or the company waives such requirement;

•
$25,000 is payable for each property if the Company is successful in obtaining all other contracts, agreements and approvals within approximately 24 months of the purchase and sale agreement date or the company waives such requirement; and

•	The difference between the combined purchase price of $3,635,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase price has been paid.

16.	Non-cash financing activities

During the year ended December 31, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share as partial payment for the settlement of land purchases located in Tehachapi, California.

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

The Company issued bonuses totaling $NIL (December 31, 2008 - $NIL; eleven months ended December 31, 2007 - $89,230) that were settled by the issue of shares.

17.	Economic dependence

The Company’s revenue-producing operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

18.	Financial instruments

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

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to or in the case of a liability deducted from the cost of the instrument at its initial carrying amount.

The Company has made the following classifications:

•	Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

•
Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

•
Accounts payable, accrued liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate their fair value at December 31, 2009 and December 31, 2008 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 8, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by either fixing the interest rates upon the inception of the debt. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

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

As at December 31, 2009, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

18.	Financial instruments (continued)

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At December 31, 2009, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

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

As disclosed in Note 20, the Company does not have any financial covenants relating to its financial liabilities as at December 31, 2009. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at December 31, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $77,000 impact to accumulated other comprehensive income (“AOCI”). The Company also has certain loans payable denominated in U.S. dollars in its integrated subsidiaries related to its California properties. Based upon the remaining payments at December 31, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $3,000 impact to net income. This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current oil and gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $30,000. The Company manages this commodity price risk by monitoring the oil and gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

18.	Financial instruments (continued)

(d)	Fair Value Hierarchy

Canadian GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Three levels of the fair value hierarchy are described below:

•	Level 1 of the fair value hierarchy includes unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2 of the fair value hierarchy includes quoted prices in markets that are not active or model inputs that are observable either directly or indirectly.

•	Level 3 of the fair value hierarchy includes prices or valuation techniques that require inputs that are not based on observable market data.

As of December 31, 2009

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Cash	1,882,152	-	-	1,882,152
Restricted cash	106,114	-	-	106,114
	1,988,266	-	-	1,988,266

19.	Capital disclosures

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

	2009	2008
	$	$

Total loans payable including current portion	329,096	931,939
Shareholders’ equity	24,843,162	22,442,493
Total debt and equity	25,172,258	23,374,432

Debt to equity ratio, end of period	0.01	0.04

The Company had no financial covenants that would have required compliance as at December 31, 2009.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

20.	Change in estimate

In previous reporting periods, the Company depreciated its Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities by an additional 7 years and, therefore, these assets will be depreciated over a straight-line basis over this time frame. Management estimates the Mesa wind turbines will have another ten years of useful life but no net salvage value at that time and these assets are now depreciated on a straight-line basis over ten years. The Company also revised its estimate of total estimated cash flows to settle the asset retirement obligation to $820,000, anticipated to be paid upon expiration of the right-of-way.

These changes in accounting estimates have been applied prospectively effective July 1, 2009 with the effect of reducing the quarterly depreciation and accretion expense to US$188,824 and US$1,625, respectively. The decrease in asset retirement obligation has been recorded as a decrease in the cost of wind turbines and towers, meteorological towers, and other generating facilities.

21.	Subsequent events

(a)

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of US$2.5 million. The loans bear interest at 10% per annum. A bonus was payable in common shares of the Company at a discounted market price of C$1.46. A finder’s fee was payable to PI Financial Corp., who acted as an advisor on the loan, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of C$1.82. The bonus shares totaled 352,534. The Company used the funds to post a US$2.4 million development fee in favor of Southern California Edison as insurance that the Company will complete the construction of the 120 MW Windstar project located in Tehachapi, California.

(b)

On January 18, 2010, the Company entered into a Limited Notice to Proceed Agreement authorizing RMT Inc, the selected balance of plant contractor for Windstar, to perform preliminary specified engineering, procurement, and consulting services up to $617,000. These services are expected to be part of the engineering, procurement and construction contract and are expected to be funded from the project financing being arranged.

(c)	Subsequent to December 31, 2009 the Company received $1,267,600 from the exercise of 1,128,850 warrants and 125,000 stock options.

(d)	In February 2010, the Company closed on an additional 100 acres of land in Tehachapi, California relating to the Windstar project for $802,577 net of $174,000 paid in deposits as of December 31, 2009.

22.	Segmented information

The Company is involved in the acquisition and development of wind farms in the United States and, accordingly, has one reportable segment.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

23.	Reconciliation of Canadian and United States generally accepted accounting principles

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in some respects from generally accepted accounting principles in the United States (“US GAAP”).

(b)	The significant differences between Canadian and US GAAP that affect the Company’s consolidated financial statements are summarized below:

Reconciliation of statement of operations items

	Year ended December 31, 2009	Year ended December 31, 2008	Eleven months ended December 31, 2007
	$	$	$

Net loss for the period per Canadian GAAP	(5,023,162)	(2,269,275)	(2,584,577)
Difference in convertible debt accretion	-	8,634	58,503
Net loss for the period per US GAAP	(5,023,162)	(2,260,641)	(2,526,074)

Gain (loss) per share - basic and diluted per US GAAP
Continuing operations	(0.12)	(0.15)	(0.11)
Discontinued operations	-	0.08	0.01
Net loss	(0.12)	(0.07)	(0.10)

Weighted average number of common shares outstanding - basic and diluted	42,860,006	32,544,125	26,230,119

Under Canadian GAAP, the fixed price conversion feature within the convertible debt was bifurcated based on its fair value at the date of issue and presented as equity creating an initial issue discount on the host debt instrument. Under US GAAP, only the intrinsic value of the beneficial conversion option as at the date of issue of the convertible debt was bifurcated. The loan was repaid on June 15, 2009.

Reconciliation of consolidated balance sheet and statement of cash flows are not presented since there are no significant differences to report.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

23.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(c)	Additional disclosure required by US GAAP operations in a foreign country

The Company is subject to numerous risks relating to the conduct of business in a foreign country, including, without limitation, economic, political and currency risk. Any of these risks could have a significant impact on the Company’s operations.

The Company’s subsidiaries, Aero Energy, LLC, Western Wind Energy US Corporation (formerly known as “Verde Resources Corporation”), Mesa Wind Power Corp., Windstar Holding and Windstar Energy are subject to U.S. tax.

Business Combinations (“ASC 805-10”)

In December 2007, the FASB issued ASC 805-10 which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. ASC 805-10 also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805-10 is effective for fiscal years beginning on or after December 15, 2008. There has been no material impact in the Company’s financial condition, results of operations or cash flows as a result of the adoption of this standard.

Non-Controlling Interests in Consolidated Financial Statements (“ASC 810-10 ”)

In December 2007, the FASB issued ASC 810-10, Non-Controlling Interests in Consolidated Financial Statements – an amendment of ASC 860-10 (“ASC 810-10”), which requires an entity to classify noncontrolling interests in subsidiaries as a separate component of equity, to clearly present the consolidated net income attributable to the parent and the non-controlling interest on the face of the consolidated statement of income, and to account for transactions between an entity and noncontrolling interests as equity transactions. Additionally, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value. ASC 810-10 is effective for fiscal periods beginning after December 31, 2008. There has been no material impact in the Company’s financial condition, results of operations or cash flows as a result of the adoption of this standard.

Disclosure about Derivative Instruments and Hedging Activities (“ASC 815-10”)

In March 2008, the FASB issued ASC 815-10, Disclosures about Derivative Instruments and Hedging Activities. ASC 815-10 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and their effect on an entity’s financial position, financial performance, and cash flows. ASC 815-10 is effective for the Company on January 1, 2009. There has been no material impact in the Company’s financial condition, results of operations or cash flows as a result of the adoption of this standard.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

23.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(c)	Additional disclosure required by US GAAP operations in a foreign country (continued)

FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles (“ASC 105-10”)

In July 2009, the FASB issued ASC 105-10, FASB Accounting Standards Codification and The Hierarchy of Generally Accepted Accounting Principles ("ASC 105-10"). ASC 105-10 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. ASC 105-10 is effective for interim and annual periods ending after September 15, 2009. There has been no material impact in the Company’s financial condition, results of operations or cash flows as a result of the adoption of this standard.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WESTERN WIND ENERGY CORP.

	By:	“Jeffrey J. Ciachurski”
Jeffrey J. Ciachurski
CEO and Director
Dated this 20 day of May, 2009.