Form 20-F
period 2010-12-31
WESTERN WIND ENERGY CORP
filed 2011-06-27
CIK 1271131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010, or

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

1328 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8
(Address of principal executive offices)

Jeff Ciachurski
1328 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 31, 2010: 55,261,986 Common Shares, without par value

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

Yes [ X ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [ X ]

Indicated by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the	Other [ X ]
International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[ X ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

Table of Contents

NOTE ON FORWARD-LOOKING STATEMENTS		5
USE OF CERTAIN TERMS		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
3.A.	Selected Financial Data	7
3.B.	Capitalization and Indebtedness	10
3.C.	Reasons for the Offer and Use of Proceeds	10
3.D.	Risk Factors	10
ITEM 4.	INFORMATION ON THE COMPANY	16
4.A.	History and Development of the Company	16
4.B.	Business Overview	20
4.C.	Organizational Structure	33
4.D.	Property and Equipment	34
4.E.	Unresolved Staff Comments	36
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
5.A.	Operating Results	37
5.B.	Liquidity and Capital Resources	49
5.C.	Research and Development, Patents and Licenses, Etc.	50
5.D.	Trend Information	50
5.E.	Off-Balance Sheet Arrangements	50
5.F.	Tabular Disclosure of Contractual Obligations	51
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	55
6.A.	Directors and Senior Management	55
6.B.	Compensation	57
6.C.	Board Practices	59
6.D.	Employees	60
6.E.	Share Ownership	60
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	62
7.A.	Major Shareholders	62
7.B.	Related Party Transactions	63
7.C.	Interests of Experts and Counsel	64
ITEM 8.	FINANCIAL INFORMATION	64
8.A.	Consolidated Statements and Other Financial Information	64
8.B.	Significant Changes	65
ITEM 9.	THE OFFER AND LISTING	65
9.A.	Offer and Listing Details	65
9.C.	Markets	67
ITEM 10.	ADDITIONAL INFORMATION	67
10.A.	Share Capital	67
10.B.	Notice of Articles and Articles of Incorporation	67
10.C.	Material Contracts	69
10.D.	Exchange Controls	72
10.E.	Taxation	73
10.F.	Dividends and Paying Agents	80
10.G.	Statement by Experts	80
10.H.	Documents on Display	80
10.I.	Subsidiary Information	80

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	81
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	82
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	82
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	82
ITEM 15.	CONTROLS AND PROCEDURES	82
15.A.	Disclosure Controls and Procedures	82
15.B.	Management’s Annual Report on Internal Control Over Financial Reporting	83
15.C.	Attestation Report of the Registered Public Accounting Firm	83
15.D.	Changes in Internal Control Over Financial Reporting	83
ITEM 16.	[RESERVED]	84
16.A.	AUDIT COMMITTEE FINANCIAL EXPERT	84
16.B.	CODE OF ETHICS	84
16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	84
16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	85
16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	85
16.F.	CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT	86
16.G.	CORPORATE GOVERNANCE	86
ITEM 17.	FINANCIAL STATEMENTS	86
ITEM 18.	EXHIBITS	87

PART I

NOTE ON FORWARD-LOOKING STATEMENTS

Statements in this annual report that are not based on historical events are called “forward-looking statements” within the meaning of applicable U.S. and Canadian securities laws. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to our future market size, our business, and our future operating performance. When the words “may”, “should”, “will” “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, and “project”, or the negatives of such terms or similar expressions are used, they are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding management’s expectations regarding our future operations; forecasts of future costs and expenditures; evaluation of market conditions; the outcome of legal proceedings; the adequacy of reserves; the ability of our company to redevelop older existing wind farms on a profitable basis; our expectation that we will develop projects in Ontario, Canada and Puerto Rico; our belief that we maybe able to enter into joint ventures to mitigate risks in turbine purchases in the event that turbine availability decreases; our expectation that we will have all required transmission agreements to deliver power to Southern California Edison Company’s Vincent Substation by the end of 2011; management’s belief that the Windridge Wind Farm can be repowered to deliver the full 4.5 MW of name plate capacity with new turbines that are within FAA height restrictions; our belief that green credits have the potential to evolve into a significant source of revenue; our plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind or solar energy facilities; our belief that incentives in our industry should have a positive long-term effect on our business and the wind energy industry in general; management’s belief that our cash on hand and cash flow from the Mesa Wind Farm (“Mesa”) will be insufficient to support our project development expenses and will have to be augmented by additional financing or capital which we have been successful in doing in the past to maintain liquidity; our expectation that projects like Yabucoa, Mesa and Kingman II will be attractive to potential finance partners; management’s belief that full financing will be available to complete future development of the Yabucoa, Mesa and Kingman II Projects; management’s belief that Mesa and Windridge Wind Farms acquired by us can be redeveloped on a profitable basis and can continue to generate cash flow prior to redevelopment; our estimate that construction of the Windstar Project will be complete by the second quarter of 2012 and the Kingman Project will be complete by the third quarter of 2011; our ability to acquire or lease additional contiguous land parcels to our Windswept Project to further increase the capacity of the project; our anticipation that the Yabucoa project will start construction in time to qualify for the 30% cash grant from the U.S. Treasury Department and will qualify for a U.S. Department of Energy loan guarantee program; our expectation that oil and gas prices in 2011 will be similar to 2010 prices; our estimate that the Mesa wind turbines will have another ten years of useful life; our plan to continue raising capital through institutional sources; or other business plans. You are cautioned that any such forward-looking statements are not guarantees that any of our projects or business operating units, divisions, subsidiaries, or affiliates will achieve any particular financial results. Our actual results may differ from those contained in the forward-looking statements due to risks or uncertainties facing us or due to facts differing from the assumptions underlying our predictions. Some of those risks and assumptions are set out under “Risk Factors” outlined elsewhere in this annual report and include, but are not limited to, operating risks; environmental and weather changes; competitive risks; regulatory changes; the actions of foreign and domestic governments; employment risks; enforcement risks; legal risks; securities and financial risks; the development and availability of renewable energy technologies; compliance costs; our ability to make effective acquisitions and successfully develop and integrate new acquisitions; pricing and other political pressures; our ability to manage our growth successfully; our ability to finance the development or construction costs of building wind and solar farms; our ability to purchase electric generation equipment; our ability to obtain access to the transmission lines necessary to deliver the power we produce and sell; our ability to secure new power purchase agreements (“PPA”) and to fulfill our obligations to utilities under our current agreements; equipment failure risks; our ability to continue as a going concern; our ability to hire and retain qualified personnel and contractors; and the ability of U.S. residents to enforce civil judgments against us in Canada.

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

USE OF CERTAIN TERMS

In this annual report, please note the following:

  references to “we”, “our”, “us” “Western Wind” or the “Company” mean Western Wind Energy Corp. and its subsidiaries, unless the context of the sentence suggests otherwise;

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

The following table summarizes selected consolidated financial data for our Company, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the years ended December 31, 2010, 2009, 2008, for the eleven months ended December 31, 2007 and the fiscal year ended January 31, 2007. Additional information is presented to show the difference that would result from the application of U.S. generally accepted accounting principles (“U.S. GAAP”) to our financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 24 to our consolidated financial statements included in this annual report. We obtained the information for the years ended December 31, 2010, 2009 and 2008 in the following tables from more detailed consolidated financial statements and related notes included in this annual report and the tables should be read in conjunction with such financial statements and the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects”. All amounts are expressed in Canadian dollars.

Canadian GAAP

				Eleven
				months
				ended
				December	Year Ended
	Years Ended December 31,			31,	January 31,
	2010	2009 (1)	2008 (1)	2007 (1)	2007(1)

Revenues	$2,717,417	$2,798,496	$5,116,652	$4,264,759	$1,594,440
Income (loss) from continuing operations after tax	$2,029,878	($5,023,162)	($4,993,322)	($2,819,232)	($5,559,547)
Income (loss) from continuing operations per share	$0.04	($0.12)	($0.15)	($0.11)	($0.23)
Net Income (loss)	$2,029,878	($5,023,162)	($2,269,275)	($2,584,577)	($11,722,608)
Net income (loss) per share
Basic	$0.04	($0.12)	($0.07)	($0.10)	($0.49)
Diluted	$0.04	($0.12)	($0.07)	($0.10)	($0.49)

					As at
	As at December 31,				January 31,
	2010	2009	2008	2007	2007

Total assets	$254,448,692	$29,202,080	$30,263,139	$25,992,595	$30,574,515
Total liabilities	$218,847,818	$4,358,918	$7,820,646	$23,223,670	$28,585,546
Shareholders’ equity	$35,600,874	$24,843,162	$22,442,493	$2,768,925	$1,988,969
Paid-in-Capital (2)	$71,120,161	$59,923,024	$50,739,467	$31,414,824	$25,671,261
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, basic	50,866,886	42,860,006	35,544,125	26,230,119	23,788,927
Weighted average common shares outstanding fully diluted	53,119,267	Nil	Nil	Nil	Nil

(1)

The consolidated financial statements were prepared on a going concern basis that assumes we will be able to realize assets and discharge liabilities during the normal course of business. Our continued operations depend, in part, upon our ability to complete the development and construction of wind energy projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to finance our development projects through project financing or possible joint ventures. The Company has been successful to date in attracting additional capital to continue development and to maintain liquidity. See notes 9 and 13 to the audited consolidated financial statements.

(2)	Paid-in-capital includes share capital, subscriptions receivable, contributed surplus, warrants and deferred share bonus expense.

U.S. GAAP

				Eleven
				months	Year Ended
	Years Ended December 31,			ended	January 31,
	2010	2009 (1)	2008 (1)	2007 (1)	2007 (1)

Revenues	$2,717,417	$2,798,496	$5,116,652	$4,264,759	$1,594,440
Income (loss) from continuing operations after tax	$2,029,878	($5,023,162)	($4,984,688)	($2,760,729)	($5,498,932)
Income (loss) from continuing operations per share	$0.04	($0.12)	($0.15)	($0.11)	($0.23)
Net Income (loss)	$2,029,878	($5,023,162)	($2,260,641)	($2,526,074)	($11,661,993)
Net Income (loss) per share
Basic	$0.04	($0.12)	($0.07)	($0.10)	($0.49)
Diluted	$0.04	($0.12)	($0.07)	($0.10)	($0.49)

					As at
	As at December 31,				January 31,
	2010	2009	2008	2007	2007

Total assets	$254,984,091	$29,202,080	$30,263,139	$25,992,595	$30,574,515
Total liabilities	$225,277,687	$4,358,918	$7,820,646	$23,232,304	$28,652,683
Shareholders’ equity	$29,706,404	$24,843,162	$22,442,493	$2,760,291	$1,921,832
Paid-in-Capital (2)	$66,643,393	$59,923,024	$50,739,467	$31,414,824	$25,671,261
Cash dividends	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted average common shares outstanding, basic.	50,866,886	42,860,006	32,544,125	26,230,119	23,788,927
Weighted average common shares outstanding fully diluted	53,119,267	Nil	Nil	Nil	Nil

(1)

The consolidated financial statements have been prepared on a going concern basis that assumes we will be able to realize assets and discharge liabilities during the normal course of business. Our continued operations depend, in part, upon our ability to complete the development and construction of wind energy projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to finance development projects through project financing or possible joint ventures. The Company has been successful to date in attracting additional capital to continue development and to maintain liquidity. See notes 1and 9 to the audited consolidated financial statements.

(2)	Paid-in-capital includes share capital, subscriptions receivable, contributed surplus, warrants and deferred share bonus expense.

Currency and Exchange Rates

The following table sets out the exchange rates, based on the noon buying rates in St. Louis for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of St. Louis (the “Noon Buying Rate”), for the average exchange rates during such periods (based on the daily Noon Buying Rates) of the Canadian dollars into US dollars:

				Eleven
				months	Year
				ended	Ended
				December	January
	Years Ended December 31,			31,	31,
	2010	2009	2008	2007	2007
Average for period	$0.9710	$0.8761	$0.9372	$0.9431	$0.8805

The following table sets out the high and low exchange rates, based on the Noon Buying Rate as certified for customs purposes by the Federal Reserve Bank of St. Louis for the conversion of Canadian dollars into U.S. dollars, for the following periods:

2011	High	Low
May	$1.0539	$1.0195
April	$1.0542	$1.0321
March	$1.0324	$1.0080
February	$1.0270	$1.0080
January	$1.0098	$0.9980
2010
December	$0.9996	$0.9827
November	$0.9988	$0.9741

On June 17, 2011, the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars was US$1.0207 per one Canadian dollar. Unless otherwise specified, all references to currency in this annual report refer to Canadian dollars.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Operating Risks

We may not be able to begin construction of our Yabucoa, Kingman II or Mesa Projects in 2011 or place these facilities or our Windstar and Kingman facilities in commercial operation by 2012 to qualify for the 30% tax credit or cash grant from the U.S. Treasury Department.

Under the American Recovery and Reinvestment Act of 2009 (“Recovery Act”) as amended in 2010, funds will be granted to persons who place in service specified energy property during 2009 or 2010 or after 2010 if construction began on the property during 2009, 2010 or 2011 and the property is placed in service by a certain date specified by the Recovery Act. In order for the Company to qualify for the investment credit or cash grant, construction of our Yabucoa, Kingman II or Mesa repower/expansion projects must begin construction before December 31, 2011 and be in commercial operation by December 31, 2012. If we fail to meet these deadlines, we will not qualify for either the investment credit or cash grant, which could impact the feasibility of our projects.

We have a history of losses.

We have an accumulated deficit of $32,002,526 since incorporation through the year ended December 31, 2010, and we expect such losses to continue through the next year as we incur non-capitalized development costs and general and administrative expenses. We cannot predict if we will achieve profitability and, if we do, we may not be able to sustain or increase our profitability. Our ability to achieve and maintain profitability depends on our ability to construct our Windstar and Kingman projects, our decision to invest in development projects, our ability to construct new projects or acquire wind/solar farms, and to generate and sell electricity at a profit. If we cannot achieve or maintain profitability, we may not be able to continue to absorb the resulting financial losses. If we continue to suffer financial losses, our business may be jeopardized and our investors may lose all of their investment in our shares.

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

We do not have sufficient funds from the cash flow of our operations to fully finance the development or the construction costs of building wind and solar farms beyond Windstar and Kingman, which are already financed. Additional funds will be required to find and carry out the development of new properties, and to pay the general and administrative costs of operating our business. Additional financing may not be available on acceptable terms, if at all, even with various regulatory and tax incentives. If we are unable to raise additional funds when needed, we may be required to delay development and construction of our wind farms, reduce the scope of our projects, and/or eliminate or sell some or all of our development projects. Specifically with regards to our Yabucoa and Kingman II Project, if we cannot close financing on a timely basis, it would delay further development on the project which would affect our application for the investment tax credit or cash grant from the U.S. Treasury Department.

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

Changes in interest rates and debt covenants and increases in turbine prices and construction costs may result in our projects not yet under construction not being economically feasible.

Increases in interest rates and changes in debt covenants may reduce the amounts that we can borrow, reduce the cash flow generated by our projects not yet under construction, and increase the equity required to complete the construction of these future projects. Cost of wind turbines and construction costs further have increased significantly over the last four years. Further increases may increase the cost of our projects to the point that such projects are not feasible given the prices utilities are willing to pay. In the past, we have renegotiated power purchase agreements to provide for higher electricity prices. There can be no assurance, however, that we will be able to negotiate higher electricity prices in the future.

If our subsidiaries default on their obligations under their respective debt financings, we may be required to make certain payments to the relevant lenders or these lenders may foreclose on the collateral securing the debt, which could cause us to lose certain assets, including our wind energy projects.

Our debt consists primarily of the Windstar project Note Purchase agreement and the Kingman project credit agreement, both of which are secured by the projects physical assets, major contracts, cash collateral accounts, the US Treasury Department cash grant and our ownership interest in the project subsidiary. If our subsidiaries default on their obligations under the relevant financing agreement, creditors may foreclose on the relevant collateral and we may lose our ownership interest in the relevant subsidiary or some or all of its assets. The loss of our ownership interest in one or more of our subsidiaries or their assets could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to currency risk since we raise equity capital in Canadian dollars and a significant portion of our investment in property, plant and equipment and development costs are in US dollars.

We are subject to some currency risk since we report our financial statements in US dollars and raise equity capital in Canadian dollars. Most of the equity capital raised would be used when we develop projects in the US. The translation of these amounts into our financial reporting currency may result in foreign exchange losses.

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

After the construction of a wind or solar farm, the electricity produced may be lower than anticipated because of equipment malfunction. For new wind farms, the loss from operations is covered by the manufacturer’s warranty, for periods of two to ten years, and the risk is not covered when existing wind farms with older equipment are acquired. Unscheduled maintenance can result in lower electricity production for several months and correspondingly, in lower revenues.

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

Although independent and small power producers may generate electricity and engage in wholesale sales of energy without being subject to the full panoply of state and/or provincial and federal regulation to the same extent as a public utility company, our operations are nonetheless subject to changes in government regulatory requirements, such as regulations related to the environment, zoning and permitting, financial incentives, and taxation. The operation of wind and solar farms is subject to regulation by various U.S. and Canadian government agencies at the federal, state (or provincial) and municipal level. There is always the risk of change in government policies and laws, including but not limited to laws and regulations relating to income, capital, sales, corporate or local taxes, and the removal of tax incentives related to our industry. Changes in these regulations could have a negative impact on our profitability. Currently, there are laws, regulations and financial incentives favorable to renewable energy producers, such as:

i)	renewable portfolio standards, which require that power purchasers obtain a specific percentage of their power requirements from renewable resources; and

ii)

U.S. Production Tax Credit that provides a levelized value of approximately 2.1cents per kilowatt-hour (kWh) federal tax benefit for the first ten years of a renewable energy facility's operation, indexed for inflation or, in the alternative, the 30% Business Energy Investment Tax Credit or an equivalent cash grant from the U.S. Treasury Department;

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

We may intend to issue more shares as a means of raising capital to fund the development of our business and repay loans. As a result, when we do issue additional shares our current shareholders might experience a dilution of their proportionate shareholdings in our company.

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

We have a Shareholder Protection Rights Plan designed to protect our shareholders and us from unfair, abusive or coercive tactics, and we intend to reconfirm the plan at our annual general meeting in 2011. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline. For more information, see “Item 10. Additional Information – Notice of Articles and Articles of Incorporation”.

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

Our registered and records office is located at Suite 300 - 576 Seymour Street, Vancouver, British Columbia, Canada V6B 3K1; telephone: (604) 688-6775. Our business address is Suite 1328 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. Our web site is www.westernwindenergy.com.

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

As of December 31, 2010, our total consolidated assets were $254,448,692. For additional information regarding revenues and sales, see “Item 3. Key Information – Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

Capital Investments

During the past three fiscal years, our principal capital expenditures have been the acquisition of real property and producing wind energy assets. We have acquired 509 acres in California from 2008 to 2010 for $4,623,723.

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

Important recent developments

Revenues

Our revenues decreased 3% to $2,717,417 for the year ended December 31, 2010, from $2,798,496 for the year ended December 31, 2009. The decrease was largely due to the decrease in the value of the US to Canadian exchange rate from 1.1414 at December 31, 2009 to 1.0301 at December 31, 2010.

Development and Construction of the Windstar Project

In December 2010, we signed a US$204.5 million Senior Secured Note Purchase Agreement with various institutional lenders and a financing agreement with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (“Rabobank”) for up to US$55 million to finance the Windstar project. The notes are secured by a first lien on all the project assets and the line of credit provided through the financing agreement is secured by a first lien on the proceeds of the 30% cash grant from the US Treasury Department and a second lien on all the assets of the Windstar project.

Construction began on December 16, 2010 and we expect the project to be in commercial operation in the fourth quarter of 2011.

On November 30, 2010, we signed a Turbine Supply Agreement with Gamesa Wind US LLC (“Gamasa”) for the procurement of up to 120 MW of wind turbine generators. Windstar will consist of Gamesa G80 and G87 2-MW turbines. This flexible product mix is capable of harnessing the uniquely varied wind regime of the Windstar site in Tehachapi, California.

On November 30, 2010, we signed a US$45 million Engineering, Procurement and Construction Agreement with RMT, Inc. (“RMT”), whose parent company is the multi-billion dollar regulated utility, Alliant Energy of Madison, Wisconsin, as the engineering, procurement and construction (“EPC”) contractor for Windstar.

Development and Construction of the Kingman Project

On December 20, 2010, we signed a Credit Agreement with Keybank National Association (“Keybank”) that will provide the Company with a US$4,200,000 Treasury Grant Loan and a Construction Loan facility of up to US$16,000,000. The loans are secured by a first lien on all of the assets of our subsidiary Kingman Energy Corp. (“Kingman”).

On December 20, 2010, we signed a loan agreement with RMT for US$4,400,000 secured by a second lien on the Kingman project assets.

On December 17, 2010, the Company signed a Turbine Supply Agreement with Gamesa as the turbine supplier, and signed a US$7.9 million EPC agreement with RMT as the EPC contractor. The Company has selected American Capital Energy, Inc. as the solar array EPC contractor.

Construction began on December 22, 2010 and the Company estimates initial operations to commence in the third quarter of 2011.

Development of the Yabucoa Project

On February 25, 2011, we signed a 30 MW solar PPA with the Puerto Rico Electric Power Authority (“PREPA”) for a term of 20 years commencing on the Commercial Operations Date.

On August 17, 2010, we entered into a 40-year land lease agreement with the Puerto Rico Land Authority to secure 400 acres of land for a 30 MW PV solar project. Under this agreement, the Company paid an initial deposit of US$54,999, representing part of the last year of rent. The annual lease payments range from US$44,000 in the first year to US$220,000 in the last year. Royalty payments equal to 1% of net income after taxes are due once the solar facility commences operations and electricity becomes available under a PPA. The Company is in the process of registering the land lease with the Office of Puerto Rico. Pursuant to the executed lease agreement, no obligation under the lease is enforceable until it is registered.

Ontario Solar Projects

During 2010, we decided to terminate all the conditional purchase agreements we previously entered for land in Ontario, Canada as the potential for solar projects on these properties has decreased significantly for a variety of reasons, including zoning issues. Deposits for these properties are expected to be returned in 2011. In connection with one land lease agreement, we have filed one Feed-In Tariff (“FIT”) application with the Ontario Government who will select the projects to proceed with based on the transmission availability and the feasibility of the various applications they receive.

Production & Investment Tax Credits

On March 24, 2009, we announced through a press release that the US Congress passed the American Recovery and Reinvestment Act of 2009, which extends the U.S.$21/MWh production tax credits through 2012 and provides an option to elect a 30% investment tax credit or equivalent cash grant from the U.S. Treasury Department. Management expects the new law to have a positive impact for U.S. renewable energy projects and did experience an increase in the number of parties expressing an interest in financing our development projects. The Company has been able to successfully close two project financings with the introduction of the new law, but there can be no assurance, that the Company will receive any further financing opportunities in the future as a result of the new law. See “Risk Factors.”

Private Placements and Corporate Loans

On January 15, 2010, we entered into two corporate loan agreements with two institutional investors for a total of US$2.5 million. The loans bear interest at 10% per annum. A bonus was payable to the institutional investors in common shares of the Company at a discounted market price of $1.46. A finder’s fee was payable to PI Financial Corp. (“PI”), who acted as an advisor on the loan, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of $1.82. The bonus shares totaled 352,534. We used the funds to post a US$2.4 development fee in favor of Southern California Edison (“SCE”) as insurance that the Company will complete the construction of the Windstar project located in Tehachapi, California.

On July 8, 2010, we closed a non-brokered private placement of 2,593,300 units at a price of $1.10 per unit for gross proceeds of $2,852,630. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.50 per share for a period of two years.

On July 12, 2010, we received US$2 million pursuant to a corporate loan agreement with an institutional investor. The loan bears interest at 10% per annum and will become due on June 30, 2011. In connection with this loan, we issued 463,471 bonus shares to the institutional investor at a discounted market price of $0.92.

A finder’s fee related to the above private placement and corporate loan was paid to PI, who acted as an advisor on the loan and private placement, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of $1.15. Total finder’s warrants issued totalled 311,303.

On November 30, 2010, we closed the first tranche of a private placement. We issued 914,482 units at a price of $1.00 per unit for gross proceeds of $914,482. Each unit was comprised of one common share and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share at a price of $1.25 per share until November 30, 2012. In connection with the offering, we paid a 7% finders’ fee and issued 64,013 finder’s warrants. Each finder’s warrant entitles the holder to purchase one unit at a price of $1.00 per share until November 30, 2012. The finder’s units have the same characteristics as the units sold in the offering.

In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of US$9,500,000. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. The loans are secured by the Company’s property. US$900,000 in bonus interest was paid to one of the institutional lenders and $4,500 in finance fees were paid directly related to the financing. These payments have been netted against the loan and will be amortized over the life of the loan. Another US$1,000,000 in bonus payments is due to the other institutional lender on December 9, 2011.

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

We have two operating wind energy facilities – the Mesa and Windridge Wind Farms –and we have one solar energy project in the late stages of development – the Yabucoa Project. We sell energy produced from Windridge and Mesa to Southern California Edison Company (“SCE”), generating gross revenues of approximately $2.8 million per year for the past four years.

We currently have two projects under construction, the 120 MW Windstar wind energy project estimated to commence operations by the fourth quarter of 2011 and the 10.5 MW Kingman combined wind and solar project estimated to commence operations by the third of 2011.

According to the American Wind Energy Association (“AWEA”), wind energy was the world's fastest growing energy source during most of the 1990s, expanding at annual rates ranging from 25% to 35%. The AWEA estimates the global industry growth rate has averaged 32% over the five years from 2004 through 2008, with a growth rate of 39% in 2009 and 15% in 2010. Globally, over 5,100 MW of new wind capacity was added in 2010. The major contributing growth factor is the federal stimulus package passed in 2009 that extended a tax credit and provided other investment incentives for alternative energy sources.

Principal Markets and Projects

Our operating facilities are located in, and our primary focus for development is in, southern California, Arizona, Puerto Rico and Ontario, Canada. The majority of our projects under development are located in California and Arizona, where Western Wind controls approximately 21,000 acres through direct ownership, right of way grants, leases or exclusive building rights under letters of intent (see table below). In addition, we control 400 acres in Yabucoa, Puerto Rico. California has three major regulated investor-owned utilities and many municipal utilities, all of which are required by state law to have renewable sources of generation in their resource portfolios, whether generated or purchased. Arizona and Ontario utilities have similar requirements. Due to federal regulations requiring that transmission owners provide service on the same terms to all generators requesting service, known as “open access”, independent power producers, such as our company, are able to develop wind and solar energy projects in areas where such resources are most prevalent and sell power to anyone interconnected with the transmission grid in California. California’s transmission grid is operated by a regional transmission organization (“RTO”), the California Independent System Operator (“CAISO”). Other states belong to other RTOs.

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

Operating Projects, Projects under Construction and Projects under Development in California, Arizona, Yabucoa and Ontario as of December 31, 2010

Generating Facility/	Development Stage*	Nameplate Capacity	Land Resource	State/Province
Development Project		(MW)**	(acres)
Mesa & Mesa Expansion Project	Producing & mid–stage development	50	440 (Leased)	California
Windridge	Producing	4.5	191 (Owned)	California
Windstar Project	Under construction	120	1,850 (Owned)	California
Barstow Project	Early-stage development	100	3,300 (Leased)	California
Reef City	Early-stage development	40	1,200 (Option to lease)	California
Kingman & Kingman II	Under construction & mid-stage development	20.5	1,110 (Owned)	Arizona
Windswept	Early-stage development	30	44 (Owned) 527 (Lease)	California
Howling Dog	Early-stage development	15	433 (Owned)	Arizona
Red Lake	Early-stage development	20	442 (Owned)	Arizona
Yabucoa Project	Late-stage development	30	400 (Leased)	Puerto Rico
Snowflake	Early-stage development	200	16,500 (Leased)	Arizona
Ontario Solar	Mid-stage development	10	72 (Option to lease)	Ontario
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

Operations

Mesa Wind Farm – 30MW

Our Mesa Wind Farm is a 30 MW wind power facility located in the San Gorgonio Pass near Palm Springs. The assets include a right-of-way on 440 acres of land owned by the Bureau of Land Management (“BLM”), a PPA with SCE, 460 wind turbines, a collection system, a substation, roads and a maintenance building. The electricity production over the last nine years has been approximately 60 million kWh per year.

Currently, of the original 460 65-kW Vestas V15 turbines, approximately 430 are still operational and most have been upgraded to 75 kW, therefore maintaining the nominal 30MW capacity with fewer units. All operations and maintenance are subcontracted out to Green Energy Maintenance Corp., an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

We submitted a plan of development (“POD”), environmental and archaeological assessments required for a repower and expansion up to 50 MW to BLM. A leading consultant was engaged for a wind assessment study that determined the siting of the wind turbines for the 50 MW redevelopment project. Phase I one of the redevelopment includes removing the existing turbines and installing 15 new, more efficient turbines. Phase II consists of installing an additional eight turbines and is dependent on obtaining transmission capacity. On September 21, 2009, the BLM issued a Record of Decision approving our redevelopment project and granted a 24-year right of way extension to September 22, 2037.

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

SCE has notified us that the repower of Mesa would cause significant transmission reliability issues and would need to be studied further. In addition, SCE notified us that there was insufficient capacity for Phase II of the Mesa Project, the 16-MW expansion (known as Mesa II). Management will continue working with SCE in evaluating the costs to increase transmission capacity.

As of December 31, 2010 we have capitalized $470,734 in construction-in-progress costs related to these activities.

Windridge Wind Farm – 4.5MW

Windridge consists of 191 acres of land in Tehachapi, California, 43 Windmatic turbines, a substation, a collection system and a Power Purchase Agreement with SCE, which expires on December 7, 2014, to deliver the output from 4.5 MW of capacity.

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

Under Construction

Windstar Wind Farm – 120MW

The Windstar Project is a 120MW, fully zoned and permitted wind project on 1,850 acres of land owned by the Company in Tehachapi, California. Five meteorological towers have been erected since May 2006, to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of entities. Tehachapi Pass generates over 1400 megawatts of name plated capacity. The Tehachapi mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

In December 2010 we signed a US$204.5 million Senior Secured Note Purchase Agreement with various institutional lenders and a financing agreement with Rabobank for up to US$55 million to finance the Windstar project. The notes are secured by a first lien on all the project assets and the line of credit provided through the financing agreement is secured by a first lien on the proceeds of the 30% cash grant from the US Treasury Department and a second lien on all the assets of the Windstar project.

Construction began on December 16, 2010 and we expect the project to be in commercial operation in the fourth quarter of 2011.

On November 20, 2010, we signed a Turbine Supply Agreement with Gamesa for the procurement of up to 120 MW of wind turbine generators. Windstar will consist of Gamesa G80 and G87 2-MW turbines. This flexible product mix is capable of harnessing the uniquely varied wind regime of the Windstar site.

On November 30, 2010, we signed an EPC agreement with RMT, whose parent company is the multi-billion dollar regulated utility, Alliant Energy of Madison, Wisconsin as the EPC contractor for Windstar.

On March 8, 2005, we negotiated a PPA with SCE to supply the output from a 120 MW facility no later than December 31, 2009. On December 17, 2009, the Company signed an amendment to the PPA that updates the terms to reflect current market conditions and project status.

We have executed a Large Generator Interconnection Agreement (“LGIA”) with CAISO and SCE to deliver power to SCE’s Vincent Substation. In February 2009, the CAISO granted our request to extend the commercial operation deadline from December 31, 2010 to December 31, 2012 due to its delays in processing our interconnection request. Further we have executed interconnection and transmission service agreements for access to the Sagebrush and Wilderness Lines.

We previously expensed property carrying costs such as property taxes, liability insurance costs and mortgage interest prior to financial close. In December 2010, we started capitalizing carrying costs and continue to capitalize power project development and construction costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, financing, power purchase and regulatory matters. We have capitalized $9,794,999 in power project development and construction costs during the year ended December 31, 2010.

Kingman Wind Farm - 10.5MW

The Kingman Project is a 10.5 MW wind and solar project fully zoned for wind and solar energy on 1,110 acres owned by us in Kingman, Arizona. The new integrated wind and solar project is believed to be one of the first of its kind in North America.

On December 20, 2010, we signed a Credit Agreement with Keybank that will provide the Company with a US$4.2 million Treasury Grant Loan and a Construction Loan facility of up to US$16.0 million. The loans are secured by a first lien on all of the assets of Kingman Energy.

On December 20, 2010, we signed a loan agreement with RMT, Inc. for US$4.4 million secured by a second lien on the Kingman project assets.

On December 17, 2010, we signed a Turbine Supply Agreement with Gamesa as the turbine supplier, and signed an EPC agreement with RMT as the EPC contractor. The Company has selected American Capital Energy, Inc. as the solar array EPC contractor.

Construction began on December 22, 2010 and the Company estimates initial operations to commence in the third quarter of 2011.

On October 16, 2009 we signed a power purchase agreement with UNS Electric, Inc, a subsidiary of UniSource Energy Corporation of Arizona (“UNS”) for a new fully integrated wind and solar (photo-voltaic ("PV")) energy project. The Arizona Corporation Commission (“ACC”) approved the PPA on April 1, 2010. In addition, we executed a contract with UNS to construct the interconnection facilities, including the transmission line from the project substation to the point of interconnection with UNS transmission system.

We have capitalized $1,021,995 in power project development and construction costs during the year ended December 31, 2010.

Under Development

Yabucoa Project – Late Stage Development - 30MW

The Yabucoa Project is a 30 MW solar project located on 400 acres of leased land in the Municipality of Yabucoa, Commonwealth of Puerto Rico.

On February 25, 2011, we signed a 30 MW solar PPA with the PREPA for a term of 20 years commencing on the Commercial Operations Date.

On August 17, 2010, we entered into a 40-year land lease agreement with the Puerto Rico Land Authroity to secure 400 acres of land for a 30 MW PV solar project.

Most of the environmental approvals are essentially complete and the Company is in the process of negotiating contracts for the final permitting, engineering, procurement, construction, tax structuring and project finance. In January 2011, a team from Western Wind conducted a site visit with a key member of the lending group that provided the financing for the recently financed, 120 MW Windstar project in California.

In March 2011, we engaged Rabobank as our exclusive financial advisor to provide financial advisory services in connection with the potential placement of tax equity and debt financing for the Yabucoa Project. We expect to close the financing by the fourth quarter of 2011 and begin construction before the end of 2011 with the intention of qualifying the project for the US Federal Government’s 30% cash grant.

We have incurred development costs on this project for financing, environmental impacts studies, engineering and transmission studies related to interconnection and feasibility studies. The Company has capitalized $434,649 in power project development and construction costs during the year ended December 31, 2010.

Ontario Project – Mid Stage Development – 10MW

In 2007, we began developing solar energy projects in Ontario, Canada. Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient capacity. Such eligible projects are then paid a standard price of $443 per MWh, often known as a “feed-in” tariff.

In the past three years, we entered into nine conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. All of these agreements have been terminated as the potential for solar projects on these properties has decreased significantly for a variety of reasons, including zoning issues. Deposits for these properties are expected to be returned in 2011. In connection with one land lease agreement, we have filed one FIT application with the Ontario Government who will select the projects to proceed with based on the transmission availability and the feasibility of the various applications they receive.

Windswept Project – Early Stage Development – 30MW

We have secured approximately 571 contiguous acres near Tehachapi, California just west of Windstar, through land purchases and ground leases to pursue the development of an additional wind energy project of at least 30 MW. We are testing the wind resource to confirm suitability and working on acquiring or leasing additional contiguous land parcels to increase the capacity of the Windswept Project.

The Windswept Project is still several years away and is subject to obtaining wind energy zoning from Kern County, a power purchase agreement, interconnection to SCE’s new Tehachapi Renewable Energy Transmission system, financing and other development milestones.

Barstow Project – Early Stage Development – 100MW

In December 2007, we secured a new 100 MW wind and solar energy site near Barstow, California. After reviewing the Company’s environmental and cultural surveys of the area for the installation of meteorological towers, BLM issued an environmental assessment and, effective April 2, 2009, a three-year grant authorizing us to install two towers. The towers were installed during the second quarter of 2009.

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

Snowflake Project – Early Stage Development – 200MW

On February 22, 2011, we entered into a 16,500 contiguous ground lease with Rocking Chair Ranch, Inc. in Navajo, Arizona, and intend to secure up to approximately 22,000 acres in the near future, to pursue the development of a wind energy project of approximately 200 MW. The property will be used solely for wind energy purposes. The lease extends for a period of up to 30 years. A US$50,000 deposit was made in March 2011 and 30 days following the operations commencement date, the Company shall issue to Rocking Chair Ranch, Inc. common stock of the Company with an aggregate market value of US$250,000. Rent will be based on the greater of a percentage rent or the minimum guaranteed payment of $5,000 per MW per lease year.

We anticipate erecting meteorological towers in third quarter of 2011 to test the wind resource and have commenced work to confirm environmental and transmission suitability and economic feasibility.

The Snowflake Project is still several years away and is subject to obtaining wind energy zoning from local authorities, a power purchase agreement, an interconnection agreement, financing and other development milestones.

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

Strategic Considerations

General

We acquire and develop sites or existing wind and solar farms based on the following criteria:

  Satisfactory wind/solar and/or other resources to justify a commercial renewable energy facility;

  Access to transmission facilities with sufficient available capacity;

  Permitting and zoning policies that allow wind or solar farm development;

  Satisfactory environmental and archeological studies;

  Satisfactory terrain and geographic features that do not impede development;

  Regional support for renewable energy from the local population;

  Local political support for wind/solar power development;

  Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

  Projected electricity prices; and

  Growing demand for electricity.

We have consultants who are experienced in assessing wind and solar resources, completing the necessary development programs to build wind or solar farms and perform development activities.

Our primary efforts are focused on constructing Windstar and Kingman and developing our Yabucoa and Kingman expansion projects in 2011. We will continue to focus our attention to states/territories that have renewable energy portfolio standards and relatively high energy prices. Our other focus is on other high energy price jurisdictions such as Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Cost to build

The key costs required to develop sites include: engineering, the purchase and delivery of turbines, road construction, installation of interconnection and collection systems, construction of wind turbine foundations, and other construction costs. As a small producer, purchasing wind turbines at favorable rates is difficult and, in certain instances, larger competitors may have committed to purchase available turbines. However, in the current economic environment, the availability of turbines has improved and therefore any advantages larger competitors have over turbine purchases have been reduced.

Revenue Sources and Seasonality

Revenue from wind farms in the U.S. comes primarily from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. In the future, California and other states may create markets for “renewable energy credits” (“RECs”, also known as “green tags” or “renewable energy certificates”), allowing the green attributes to be valued and sold separately from the electricity generated. Green credits have the potential to evolve into a significant source of revenue. The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona, Puerto Rico and Ontario.

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

Our power purchase agreements for our operating wind parks provide for pricing based on variable SRAC prices which are influenced by oil and gas prices. As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.

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

Arizona and California are primarily served by large utilities, such as Southern California Edison Company, Pacific Gas & Electric Company, San Diego Gas & Electric Company, Arizona Public Service Company (“Arizona Public Service”) and UNS. All of these companies have non-regulated subsidiaries or sister companies that develop generating facilities. In addition, utilities from other states and countries have established large wind energy generating companies, such as NextERA Energy Resources, enXco, Inc. and PPM Energy, Inc. (now part of a large Spanish renewable company, Iberdrola Renovables, S.A.).

Financing Strategies

We plan to continue raising capital through institutional sources such as those that financed Windstar and Kingman as they are experienced in power project financing to finance the construction and operation of wind and solar energy facilities. There can be no assurance, however, that we will be able to raise capital through such sources on terms acceptable to us or at all. See “Risk Factors”. These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind/solar assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the U.S., power project financings can use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by us or our subsidiaries. The value of the tax losses resulting from accelerated depreciation and the 2009 economic stimulus program’s 30% cash grant from the US Department of Energy (or the value of tax credits, such as the Federal Production Tax Credits of approximately US$0.021 per kWh or a 30% investment tax credit), can represent a significant portion of the value of a renewable energy project.

Our primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development. The highest return on a developer’s investment is expected to come from a financing package consisting of the 30% US Department of Energy grant and project debt.

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

In California, deregulation legislation, such as the Assembly Bill 1890 and the Renewable Energy Program, were implemented in the mid-1990's to encourage the development of renewable power generation projects through various incentives. In addition, Assembly Bill 995 and Senate Bill 1038 were passed to further facilitate the development of renewable resources. In November 2008, the governor of the State of California signed Executive Order S-14-08 requiring that California utilities reach a 33% renewable energy goal by 2020, exceeding the previous legislative mandate that electric utilities supply 20% of their total retail power sales from renewable resources by 2010. In September 2009, the Governor signed Executive Order S-21-09, requiring the Air Resources Board under the California Environmental Protection Agency to adopt a regulation by July 1, 2010 requiring California’s load-serving entities to meet the 33% renewable energy goal through the creation and use of renewable energy sources to ensure reduction of greenhouse gas emissions. In the ongoing effort to codify the ambitious 33% by 2020 goal, Governor Edmund G. Brown, Jr. signed Senate Bill X1-2 in April 2011. This new Renewable Portfolio Standard (“RPS”) preempts the California Air Resources Boards’ 33% Renewable Electricity Standard and applies to all electricity retailers in the state including publicly owned utilities, investor-owned utilities, electricity service providers, and community choice aggregators. All of these entities must adopt the new RPS goals of 20% of retail sales from renewables by the end of 2013, 25% by the end of 2016, and the 33% requirement by the end of 2020. In Arizona, access to the electricity market has been established through Arizona's Retail Electric Competition Rules, which, in management's opinion, provide a favorable environment for renewable energy generators. Electricity producers are subject to the Federal Public Utilities Regulatory Policies Act (“PURPA”) and state regulations. In addition, power producers must also meet standards set by the ACC.

The Federal Energy Policy Act of 2005 provided further benefits to independent power producers by requiring transmission companies to provide access to third parties at a reasonable price. On October 3, 2008, the President of the United States signed the Emergency Economic Stabilization Act of 2008 into law. This legislation contains a number of tax incentives designed to encourage both individuals and businesses to make investments in solar energy, including an eight-year extension of the business solar investment tax credit (“ITC”). The ITC is a 30% tax credit on solar property effective through December 31, 2016. The American Recovery and Reinvestment Act of 2009 further extended the U.S.$0.021/kWh Production Tax Credit (“PTC”) through December 31, 2012, and provides an option to elect a 30% ITC or an equivalent cash grant from the US Department of Treasury. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (“Tax Relief Act”), signed into law on December 17, 2010, extends the cash grant program for an additional year, through December 31, 2011. In addition, the Tax Relief Act allows a 100% bonus depreciation on new equipment placed into service after September 8, 2010, through the end of 2011, subject to certain qualification requirement.

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

v)	Western Solargenics, Inc. (“Solargenics”) was incorporated in the Province of British Columbia, Canada on August 10, 2007;

vi)	Windstar Holding Company (“Windstar Holding”) was incorporated in California on September 4, 2009;

vii)	Windstar Energy, LLC (“Windstar Energy”) was organized in California on September 30, 2009;

viii)	Solargenics Ottawa 1 Inc. was incorporated in Ontario, Canada on June 23, 2010;

ix)	Kingman Energy Corp. (“Kingman Energy”) was incorporated in Arizona on September 22, 2010; and

x)	Windstar Holding Company II, LLC (“Windstar Holding II”) was organized in California on November 10, 2010.

Our wind energy projects are developed through Western Wind US and its subsidiaries. Our Ontario solar energy land purchases and projects are developed through Solargenics. Our U.S. land purchases are made primarily through Western Wind US.

Western Wind’s Personnel Teams

To ensure performance as we grow, we staff our teams with people who have multiple skills and industry knowledge and expertise. We expand and create our management and development teams as the need arises. Currently, our teams focus on the following areas:

  Management (including Regulatory Affairs and Investor Relations)

  Development

  Operations and Maintenance

Our Management Team consists of Jeffrey J. Ciachurski, CEO; Kevin Craig, Chief Financial Officer; Chris Thompson, Senior Vice President of Project Finance; and T. Alana Steele, Chief Operating Officer and General Counsel. Our Project Team consists of Alana Steele, J. Michael Boyd, Steve R. Mendoza, Greg Wilson, Robert Bevin, Tom Dugan, and Tom Biernat. Tom Biernat joined the team as Construction Manager in March 2011, succeeding Rodney Dees. He brings over 30 years of wind construction and operations and maintenance experience to the team.

Our operations and maintenance function is outsourced to each project’s turbine supplier during the relevant warranty period and to Green Energy Maintenance Corp (“GEM”) (formerly Airstreams Maintenance Corporation (“Airstreams”)), an independent company with extensive experience in operating and maintaining wind farms, for the balance of the plant operations and maintenance and post-warranty operations and maintenance. GEM provides balance of plant operation and maintenance services for Windstar and Kingman in addition to the operation and maintenance provided by the turbine supplier, as well as full operations and maintenance services for the Company’s two operating wind farms and will provide operations support for Windstar and Kingman.

4.D.	Property and Equipment

As at December 31, 2010, our property and equipment assets were as follows:

		Accumulated	Net
	Cost	Depreciation	Book Value
Mesa
Generating Facility	$14,558,377	$7,169,686	$7,388,691
Vehicles	412,475	259,970	152,505
	14,970,852	7,429,656	7,541,196
Windridge
Land	568,509	-	568,509
Generating Facility	447,098	139,669	307,429
	1,015,607	139,669	875,938
Land
California (mainly Windstar Project)	6,855,610	-	6,855,610
Arizona	2,229,139	-	2,229,139
	9,084,748	-	9,084,748
Meteorological towers	348,043	246,011	102,032
Furniture and equipment	169,285	110,972	58,313
Total	$25,588,535	$7,926,307	$17,662,228

Tehachapi Pass, California

From 2002 to 2010, we purchased 1,850 acres of land in Tehachapi Pass, California for $7,424,119 for the Windstar Project. We erected meteorological towers on some of these properties to assess the wind characteristics.

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

The allocation of Windridge’s purchase price was as follows:

Land	$568,509
Generating Facilities	447,098
Power Purchase Agreement	34,623
$1,050,230

We are required to pay property taxes on our real estate holdings. For the year ended December 31, 2010, property taxes were approximately $49,000.

Palm Springs, California

We acquired shares of the 30 MW Mesa wind farm on July 25, 2006, and because the cost base for tax purposes is less than the fair value of the purchased assets, we recorded a future income tax liability of $5,945,238 (US$5,180,927). At the acquisition date, we assumed an asset retirement obligation of $953,704 (US$810,284). As at December 31, 2010, we capitalized $470,734 in construction-in-progress costs related to Mesa Wind’s activities.

The allocation of Mesa Wind’s purchase price at the date of acquisition is as follows:

Generating Facilities	$17,729,145
Land Right of Way	420,980
Goodwill	4,249,198
Power Purchase Agreement	34,242
$22,433,565
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

We also revised our estimate of total estimated cash flows to settle the asset retirement obligation to $825,000, which we anticipate to be paid upon expiration of the right-of-way. Time value of money reduces the net present value of the asset retirement obligation to $79,121 as at December 31, 2010 with a corresponding reduction in the asset values.

The annual lease payments and property taxes are approximately $84,000 and $107,000 per year, respectively.

We entered into an agreement to purchase one crane used in the operation of Mesa. At December 31, 2010, the outstanding balance related to the finance contract amounted to $111,917.

Arizona

We purchased 442 acres of land in the Quail Springs area for $172,313 and 393 acres of land near Springerville, Arizona for $170,413. We erected meteorological towers on these properties and continue to assess the wind characteristics. We are also investigating other potential uses for these properties.

We purchased 1,110 acres of land near Kingman, Arizona for $1,886,413 on December 5, 2005 for the development of the Kingman Project and for commercial uses.

4.E.	Unresolved Staff Comments

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2010, 2009 and 2008 contain forward-looking statements. See “Note on Forward-Looking Statements” in Part I. Our financial statements included in the annual report were prepared in accordance with Canadian GAAP. A reconciliation of Canadian GAAP and US GAAP is included in this annual report, see Note 24 to the consolidated financial statements. Historical results may not be indicative of future performance.

Overview

Our principal business is the development and operation of renewable energy generation plants and the sale of energy. We own two operating wind farms: Windridge in Tehachapi Pass, California and Mesa near Palm Springs, California. We are constructing two wind farms: Windstar in Tehachapi Pass, California and Kingman in Kingman, Arizona. We are developing, or have interests in, other wind energy projects in California and Arizona. We are also developing solar energy projects in Ontario, Canada and Yabucoa, Puerto Rico. We have purchased or leased land and carried out meteorological, environmental, geotechnical, permitting and zoning work to further the use of these properties for wind and solar farms.

5.A.	Operating Results

Results from Continuing Operations

Year ended December 31, 2010 vs. Year ended December 31, 2009

Revenue

	Year ended	Year ended
	December 31,	December 31,
	2010	2009	Variance $	Variance %
Energy production for the period (MWh)	55,001	58,859	(3,858)	-7%
Price/MWh (US$)	$42.21	$39.33	$2.88	7%
Energy sales for the period (US$)	$2,321,866	$2,315,070	$6,796	0%
As available capacity payments	$312,528	$119,281	$193,247	162%
Total sales from generating facilities (US$)	$2,634,394	$2,434,351	$200,043	8%
Exchange Rate (C$ to US$)	1.031	1.150	(0.119)	-10%
Energy sales for the period (C$)	$2,717,417	$2,798,496	$(81,079)	-3%

For the year ended December 31, 2010, the Mesa and Windridge wind farms generated a total of 55,001 MWh and revenues from energy sales of US$2,321,866 (average price of US$42.21per MWh) compared to production of 58,859 MWh and revenues from energy sales of US$2,315,070 (average price of US$39.33 per MWh) for the year ended December 31, 2009. The increase in energy sales was primarily due to a 7% increase in price due to higher natural gas prices mostly offset by a 7% decrease in energy production due to a lower than normal wind year. Available capacity payments for the year ended December 31, 2010 were US$312,528 which was 162% higher than the comparative period available capacity payments of US$119,281. This increase was due to the change in the SRAC contract revenue calculation effective August 2009. The total US dollar sales from generating facilities for the year ended December 31, 2010 increased 8% to US$2,634,394 from US$2,434,351 which was more than offset by a 10% decrease in the value of the US dollar, resulting in the Canadian dollar sales from generating facilities decreasing 3% to $2,717,417 from $2,798,496 in the comparative period.

Cost of sales

Cost of sales includes operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities. Cost of sales decreased 19% to $1,491,476 for the year ended December 31, 2010 and was 55% of revenues compared to $1,844,024 for the year ended December 31, 2009 and 67% of revenues in the comparative period. The 19% decrease in cost of sales reflected a 10% decrease in the value of the US dollar relative to the Canadian dollar.

General and administration

	Year ended	Year ended
	December 31,	December 31,
	2010	2009	Variance $	Variance %
Professional Fees	$391,569	$330,543	$61,026	18%
Consulting and Directors' Fees	$866,356	$859,718	$6,638	1%
Stock-based Compensation	$813,600	$775,082	$38,518	5%
Travel and Automotive	$349,416	$286,292	$63,124	22%
Advertising and Promotion	$34,564	$44,814	$(10,250)	-23%
Office and Secretarial	$396,981	$416,575	$(19,594)	-5%
Regulatory Fees	$75,612	$63,281	$12,331	19%
	$2,928,098	$2,776,305	$151,793	5%

General and administration costs increased to $2,928,098 for the year ended December 31, 2010 compared to $2,776,305, for the year ended December 31, 2009 due primarily to the increase in professional fees related to the additional audit costs for the year end, as well as for additional audits required by the Windstar and Kingman projects’ financing agreements and the increased travel related to closing financing for both Windstar and Kingman. The increase in stock-based compensation is due to the issuance of 3,100,000 options to the Company’s contractors, employees and directors in December 2010. These increases were partially offset by the decrease in the value of the US dollar relative to the Canadian dollar.

Project development

	Year ended	Year ended
	December 31,	December 31,
	2010	2009	Variance $	Variance %
Consulting Fees	$5,972,570	$1,024,514	$4,948,056	483%
Stock-based Compensation	$338,280	$445,949	$(107,669)	-24%
Project costs	$334,540	$545,940	$(211,400)	-39%
Travel and Automotive	$133,436	$174,319	$(40,883)	-23%
Office and Secretarial	$188,899	$169,113	$19,786	12%
	$6,967,725	$2,359,835	$4,607,890	195%

Project development costs increased primarily related to the $4.9 million in Windstar and Kingman project completion bonuses declared to the Company’s consultants, employees and directors. The increased consulting fees were partially offset by a reduction in stock-based compensation in the period as options granted and issued in 2007 became fully vested in 2009 and 75% of the options granted and issued in 2008 had been fully expensed by the end of 2009 therefore reducing the 2010 stock-based compensation expenditure. There was further offset due to a decrease in the project and travel and automotive costs is primarily due to the decrease in expenditures related to the Ontario project.

Amortization

Amortization was $956,270 for the year ended December 31, 2010, down 49% from $1,875,384 for the year ended December 31, 2009 primarily due to a change in accounting estimate discussed below.

Prior to September 2009, we amortized our Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009, the Company’s BLM right-of-way for its Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities. Management estimates the Mesa wind turbines will have another ten years of useful life, an increase of seven years compared to the estimated life used in the comparable quarter last year, but no net salvage value at that time and these assets are now being amortized on a straight-line basis over ten years.

Asset retirement obligation

Accretion was $7,011 for the year ended December 31, 2010, down 83% from $42,297 for the year ended December 31, 2009 primarily due to a change in accounting estimate discussed below.

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa Wind Farm land owner. The grant right-of-way requires the turbines and foundations be removed at the termination of the lease. In previous reporting periods the Company accreted the asset retirement obligation over the life of the previously existing right-of-

way which was originally to expire on January 26, 2013. On September 21, 2009 our BLM right-of-way for our Mesa operations was extended to September 22, 2037. The asset retirement obligation is accreted over the life of the new right of way expiring on September 22, 2037 which has significantly reduced the liability in current dollars. This change in accounting estimate has been applied prospectively with an effect of also reducing the accretion in the period.

Interest and accretion on long term debt

Interest and accretion on long term debt for the year ended December 31, 2010 was $68,499 compared to $44,236 for the year ended December 31, 2009. The increase was primarily due an increase in loans payable during the year ended December 31, 2010. A portion of the funds were primarily for the Windstar and Kingman projects which are under construction so the related interest costs are being capitalized as Power project and development and construction costs.

Foreign exchange gain (loss)

We incurred a foreign exchange gain of $208,268 for the year ended December 31, 2010 compared to a loss of $39,117 for the year ended December 31, 2009. The gain was primarily due to US dollar denominated loans taken out by Western Wind during the year when the US dollar was stronger than the year-end US – Canadian exchange rate of 1.0009.

In December 2010, we completed the US dollar financing of our 120 MW Windstar project and our 10.5 MW Kingman project. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries operate changed. As a result of this financing, a majority of our debt as well as all our revenue will be denominated in United States dollars. The change in functional currency is accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change.

The major US operations of Mesa, Kingman and Windstar are considered self-sustaining and the gain/loss in value will be deferred until our net investment in those operations is disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. As well, during the year, we designated an interest rate swap as a hedge instrument; therefore, the fair market value of that swap is also recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At December 31, 2010, the accumulated currency translation loss amounted to $3,516,761 reflecting a loss of $1,992,733 during the year ended December 31, 2010 for the self-sustaining investments, plus an accumulated currency translation loss of $1,047,458 as at December 31, 2009 and a fair market valuation of the interest rate swap of $476,570.

Income tax recovery

Income tax recovery was $11,483,879 for the year ended December 31, 2010, up from $976,203 for year ended December 31, 2009. The significant increase was due to the recovery of valuation allowances now recognized as a future income tax asset (“FITA”) on the balance sheet. The close of the $299 million Windstar and Kingman financing provided substantial available evidence that there is a very strong likelihood that the FITA will be realized in the foreseeable future and therefore the criteria to recognize a FITA has been met. The valuation allowances primarily arose from non- loss carry forwards from deductible temporary differences and operating losses related to the Windstar and Kingman development costs that were expensed in previous years.

Comprehensive loss

The net income for the year ended December 31, 2010 of $2,029,878 less the currency translation adjustment of the self-sustaining subsidiaries and interest rate swap of $2,469,303 resulted in a net comprehensive loss of $439,425 compared to a net comprehensive loss of $6,782,888 for the year ended December 31, 2009.

Year ended December 31, 2009 vs. Year ended December 31, 2008

Revenue

	Year ended	Year ended
	December 31,	December 31,
	2009	2008	Variance $	Variance %
Energy production for the period (MWh)	58,859	53,579	5,280	10%
Price/MWh (US$)	$41.36	$91.73	$(50.37)	-55%
Energy sales for the period US$	$2,434,351	$4,914,496	$(2,480,145)	-50%
Exchange Rate (C$:US$)	$1.150	$1.041	$0.11	10%
Energy sales for the period (C$)	$2,798,496	$5,116,652	$(2,318,156)	-45%

For the year ended December 31, 2009, the Mesa and Windridge wind farms generated a total of 58,859 MWh and revenues of US$2,434,351 (average price of US$41.36 per MWh) compared to production of 53,579 MWh and revenues of US$4,914,496 (average price of US$91.73 per MWh) for the year ended December 31, 2008. The decrease in energy sales was primarily due to a 55% decrease in the average price offset by a 10% increase in production, and a 10% increase in the value of the US dollar. The decrease in the average price was caused by a decrease in natural gas prices.

Cost of sales

Cost of sales include operations and maintenance costs, property taxes, right-of-way fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities. Cost of sales decreased 1% to $1,844,024 for the year ended December 31, 2009 and was 66% of revenues compared to $1,859,104 for the year ended December 31, 2008 and 36% of revenues in the comparative period. Despite a significant decrease in revenue for 2009 compared to 2008, cost of sales only slightly decreased because it is influenced more by production issues and the US$ exchange rate. These factors also influence revenue but revenues are heavily impacted by Short Run Avoided Costs (“SRAC”) prices and average wind speeds.

General and administration

	Year ended	Year ended
	December 31,	December 31,
	2009	2008	Variance $	Variance %
Professional Fees	$330,543	$1,094,809	$(764,266)	-70%
Consulting and Directors' Fees	$859,718	$941,991	$(82,273)	-9%
Stock-based Compensation	$775,082	$938,077	$(162,995)	-17%
Travel and Automotive	$286,292	$548,037	$(261,745)	-48%
Advertising and Promotion	$44,814	$209,642	$(164,828)	-79%
Office and Secretarial	$416,575	$386,162	$30,413	8%
Regulatory Fees	$63,281	$57,769	$5,512	10%
	$2,776,305	$4,176,487	$(1,400,182)	-34%

General and administration costs decreased to $2,776,305 for the year ended December 31, 2009 compared to $4,176,487, for the year ended December 31, 2008.

Professional fees were considerably higher in 2008 due to legal fees required to exercise options and warrants and costs related to engaging our primary US law firm for assistance in the negotiation with the refinancing of the Mesa loan.

Consulting and directors’ fees decreased in 2009 due to the termination of payments to third party consultants for financial and legal services which occurred in 2008.

The travel and automotive and advertising and promotion expenses decreased for the year ending 2009 primarily due to significantly higher travel in 2008 relating to the refinancing of the Mesa loan and the attendance at numerous investor conferences to increase market awareness of the Company’s prospects which helped with the $18 million financing that closed in 2008. Further in 2009 we significantly reduced advertising and promotion expenses in order to conserve cash for development activities.

Project development

	Year ended	Year ended
	December 31,	December 31,
	2009	2008	Variance $	Variance %
Consulting Fees	$1,024,514	$770,595	$253,919	33%
Stock-based Compensation	$445,949	$527,376	$(81,427)	-15%
Project Costs	$545,940	$289,660	$256,280	88%
Travel and Automotive	$174,319	$238,206	$(63,887)	-27%
Office and Secretarial	$169,113	$50,752	$118,361	233%
	$2,359,835	$1,876,589	$483,246	26%

All project development categories except travel and automotive costs and stock-based compensation increased substantially as we engaged two additional part-time consultants to assist in the development of wind and solar projects in Puerto Rico, established an office in Tehachapi in August 2008, and embarked on further development of our wind and solar projects in 2009.

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

Amortization

In previous reporting periods, we depreciated our Mesa wind turbines and towers, meteorological towers, and other generating facilities and accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009, our BLM right-of-way for our Mesa operations was extended to September 22, 2037, which extends the life of the meteorological towers, and other generating facilities by an additional 7 years and, therefore, these assets will be depreciated on a straight-line basis over this time frame prospectively. Management estimates the Mesa wind turbines will have another ten years of useful life but no net salvage value at that time and these assets are now depreciated on a straight-line basis over ten years.

Amortization was $1,875,384 for the year ended December 31, 2009, down 22% from $2,418,012 for the year ended December 31, 2008 primarily due to a change in accounting estimate discussed above.

Asset retirement obligation

The Mesa Wind Farm acquisition in July 2006 included a grant of right-of-way with the BLM, the Mesa Wind Farm land owner. The grant right-of-way requires the turbines and foundations be removed at the termination of the lease. In previous reporting periods the Company accreted the asset retirement obligation over the life of the previously existing right-of-way which was originally to expire on January 26, 2013. On September 21, 2009 our BLM right-of-way for our Mesa operations was extended to September 22, 2037. The asset retirement obligation is accreted over the life of the new right of way expiring on September 22, 2037 which has significantly reduced the liability in current dollars. This change in accounting estimate has been applied prospectively with an effect of also reducing the accretion in the period.

Accretion expense on the asset retirement obligation decreased 39% from $68,936 for the year ended December 31, 2008 to $42,297 for the year ended December 31, 2009 due to a change in accounting estimate discussed above.

Interest and accretion on long term debt

Interest and accretion on long term debt for the year ended December 31, 2009 was $44,236 compared to a recovery of $109,784 for the year ended December 31, 2008 derived from the repayment of the Pacific Hydro loan in June 2008.

Foreign exchange gain (loss)

We incurred a foreign exchange loss of $39,117 for the year ended December 31, 2009 due primarily to a change in the US exchange rate from 1.224 as at December 31, 2008 to 1.0461 at December 31, 2009 which triggered unrealized foreign exchange translation gains on our net US dollar monetary liabilities. However, this was reduced by a loss on US cash held in Canada during the period resulting in a net loss for the period.

The major US operations of Mesa are considered self-sustaining and the gain/loss in value will be deferred until our net investment in those operations is disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At December 31, 2009, the accumulated currency translation loss for this self-sustaining investment amounted to $1,047,458 reflecting a loss of $1,759,726 during the year ended December 31, 2009, plus an accumulated currency translation gain of $712,268 as at December 31, 2008.

Income tax recovery

Income tax recovery was $976,203 for the year ended December 31, 2009, up from $707,408 for the year ended December 31, 2008 due to an income tax recovery in Mesa related to a change in Internal Revenue Code section 172 (b) (1) (h). This change allows us to carry back eligible losses in 2008 and 2009 to 2006 when taxes were paid.

Comprehensive loss

The net loss for the year ended December 31, 2009 of $5,023,162 plus the currency translation adjustment of the self-sustaining subsidiary of $1,759,726 resulted in a net comprehensive loss of $6,782,888 compared to a net comprehensive income of $348,925 for the year ended December 31, 2008.

Summary of Quarterly Results

Period Ended	Total Revenues	Income (loss) before discontinued operations	Net income(loss)for the Quarter	Net Income(loss) pershare Basicand Diluted
December 31 2010	$385,037	$4,472,640	$4,472,640	$0.09
September 30 2010	$858,759	$(665,204)	$(665,204)	$(0.01)
June 30 2010	$962,197	$(673,876)	$(673,876)	$(0.02)
March 31 2010	$511,424	$(1,103,682)	$(1,103,682)	$(0.02)
December 31 2009	$391,952	$(1,512,001)	$(1,512,001)	$(0.02)
September 30 2009	$691,558	$(645,921)	$(645,921)	$(0.02)
June 30 2009	$1,041,523	$(1,180,684)	$(1,180,684)	$(0.03)
March 31 2009	$673,463	$(1,684,556)	$(1,684,556)	$(0.05)

Fourth Quarter 2010

During the fourth quarter of 2010, we closed financing on two of our development projects, the 120 MW Windstar project and the 10.5 MW Kingman project.

We recorded net income of $4,472,640 or nine cents ($0.09) per share for the three months ended December 31, 2010 compared to a net loss of $1,512,001 or two cents ($0.02) per share for the three months ended December 31, 2009. The net income relates to the recognition of future income tax recoveries totaling $11,483,879 resulting from the tax effect of previous net losses that can now be recognized as future tax assets given the future income expected from the Windstar and Kingman projects.

Due to stronger winds for the three months ended December 31, 2010, electricity production increased 16% to 10,232 MWh compared to 8,794 MWh for the three months ended December 31, 2009. However a decrease in natural gas prices which led to a decrease in the average SRAC electricity selling prices partially offset the increase in electricity production resulting in a 2% increase in US dollar revenues. Due to a 4% drop in the value of the US dollar during the three months ended December 31, 2010, the overall revenues decreased 2% to $385,950 from $391,971 for the three months ended December 31, 2009.

Expenses increased $5,197,956 to $7,341,965 for the three months ended December 31, 2010 compared to $2,144,008 for the same period in the prior year due to a $4,815,791 increase in project development costs primarily from a one-time bonus payable to the Company’s employees, consultant and officers for the completion of the Windstar and Kingman financing. General and administration costs increased $413,658 (65%) to $1,052,440 for the three months ended December 31, 2010 due to the cost allocation of stock options granted in quarter four, however, this was partially offset by a foreign exchange gain of $210,490 for the same quarter.

Loss from continuing operations before income taxes was $6,379,427 compared to $1,585,164 due to the increase in project development expenses but the loss in quarter four 2010 was more than offset by the income tax recovery mentioned above.

Construction-in-Progress

We are involved in the development of the Windstar 120 MW Project, the redevelopment of the Mesa 50 MW Project, the development of the Kingman 11MW Project and the development of the 30MW Yabucoa Project. The power project development and construction costs are summarized as follows:

	Windstar	Mesa Wind	Kingman	Yabucoa
	120 MW	50 MW	10.5 MW	30 MW	Total
	$	$	$	$	$

December 31, 2008	959,781	143,612	-	-	1,103,393
Additions	1,423,496	207,894	92,065	-	1,723,455
Foreign exchange	-	(38,231)	-	-	(38,231)
December 31, 2009	2,383,277	313,275	92,065	-	2,788,617
Additions	7,753,105	176,957	950,850	434,649	9,315,561
Foreign exchange	(341,383)	(19,498)	(20,920)	-	(381,801)
December 31, 2010	9,794,999	470,734	1,021,995	434,649	11,722,377

The major components of the construction costs incurred for fiscal 2010 and 2009 were as follows:

Windstar 120 MW Project

Cost
	Year	Year
	Ended	Ended
	Dec 31, 2010	Dec 31, 2009
Financing costs	$2,655,744	$145,811
Engineering	1,387,736	174,757
Project management	1,027,429	-
Permitting	987,087	212,658
Turbines	408,129	-
Construction	359,229	-
Environmental consulting	303,041	306,389
Transmission and interconnection	173,962	189,209
Legal	150,446	155,499
Property costs	61,943	-
Meteorological consulting	32,989	52,519
Other	205,370	186,654
	$7,753,105	$1,423,496

Mesa 50 MW Project

Cost
	Year	Year
	Ended	Ended
	Dec 31, 2010	Dec 31, 2009
Engineering	$102,589	$51,145
Transmission and interconnection	59,664	51,571
Legal	-	86,700
Meteorological consulting	10,400	10,330
Other	4,304	8,148
	$176,967	$207,894

Kingman 10.5 MW Project

Cost
	Year	Year
	Ended	Ended
	Dec 31, 2010	Dec 31, 2009
Project management	$260,635	$-
Engineering	217,713	-
Transmission and interconnection	98,152	66,302
Construction	87,471	-
Environmental consulting	82,975	16,921
Financing costs	70,275	-
Permitting	29,575	339
Turbines	25,403	-
Land access	14,613	-
Meteorological consulting	10,730	1,826
Legal	9,320	6,044
Property costs	4,908	-
Other	39,080	633
	$950,850	$92,065

Yabucoa 30 MW Project

Cost
	Year	Year
	Ended	Ended
	Dec 31, 2010	Dec 31, 2009
Environmental consulting	$250,846	$-
Legal	132,275	-
Engineering	28,419	-
Other	23,109	-
	$434,649	$-

Policies or Factors That Could Materially Impact Operations and Income

Revenue Strategies

To date, our primary strategy for increasing revenues has been the acquisition of land for the development of wind and solar farms, acquiring older wind farms that we believe can be upgraded and redeveloped on a profitable basis, the negotiation of power purchase agreements and turbine purchase agreements, and the construction and development of wind/solar farms on acquired property.

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

Critical Accounting Estimates

Since the determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of audited consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment. The critical accounting estimates are as follows:

(a)	We have allocated the purchase price of property, equipment, goodwill, future income taxes and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)	We have recorded an asset retirement obligation, based on estimates of the cost to remediate Mesa at a future date.

(c)	We have performed impairment testing on the amounts recorded as goodwill, power project development and construction costs and property and equipment.

(d)	We have amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and power purchase agreements over their estimated lives.

(e)

We have recorded stock-based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options and related volatility granted to employees and consultants.

(f)

We have performed a forecast using estimates for revenues, expenses and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the Company’s going concern assumption.

(g)	We have allocated expenses based on estimates provided by our contractors on their time spent on each project.

(h)	We record future income taxes based on estimated differences in net book values and tax values of our tangible and intangible assets, as well as the value of the tax losses carry forward.

Initial Adoption and Changes in Accounting Policies

As at December 31, 2010, we completed the US dollar financing of our 120 MW Windstar project. At such time, the primary economic environment in which we operate changed. As a result of this financing, a majority of our debt as well as all our revenue will be denominated in United States dollars. The change in functional currency is accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change.

5.B.	Liquidity and Capital Resources

	Year ended	Year ended
	December 31	December 31
	2010	2009
Cash used in operating activities	$(47,280)	$(2,957,986)
Cash used in investing activities	(216,818,179)	(2,701,468)
Cash provided by financing activities	216,103,680	5,724,235
Net (decrease) increase in cash	$(761,779)	$64,781

As at December 31, 2010, we had negative working capital of $22,028,290 and cash on hand of $1,120,373 compared to positive working capital of $1,851,814 and cash of $1,882,152, respectively as at December 31, 2009.

The significant decrease in working capital was primarily due to the inclusion of the Windstar and Kingman projects as current accounts payable that will be paid out of long term restricted cash. Also included in current loans payable are two corporate loans from shareholders totalling US$2.5 million originally due in January 2011 that were rolled over and are now due in January 2012.

The cash on hand decreased during the year by $761,779 due to $47,280 used for operations and the remainder used primarily for deposits and power project development and construction costs essential for initial development and construction of our Windstar and Kingman Wind Farms.

Future Liquidity

Though the capital markets had been going through some turbulent times, the American Recovery and Reinvestment Act of 2009 extended the US$21/MWh production tax credits through 2012, and provided an option to elect a 30% investment tax credit or equivalent cash grant from the US Department of Energy. This stimulus bill has had a positive impact for US renewable energy projects as evidenced by the Company’s ability to finance US$275 million for Windstar and over US$24 million for Kingman.

5.C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

5.D.	Trend Information

Following a significant decrease in the prices of oil and gas in 2009, there has been some recovery of the oil and gas prices in 2010. The prices of oil and gas directly impact our revenues because our power purchase agreements are priced on an avoided cost basis. Under an avoided cost basis power purchase agreement, the prices we are paid for the electricity we generate are tied to what the purchaser pays for other sources of electricity they purchase. Oil and gas are primary inputs for our customer. Therefore, as oil and gas prices rise, our customer’s costs increase, which increases the price our customer pays to us. Likewise, as oil and gas prices decrease, the prices our customer pays to us decrease. Management expects the average oil and gas prices to be similar in 2011 to those in 2010 due to the uncertain recovery of the economic climate.

Management is not aware of any other trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

5.E.	Off-Balance Sheet Arrangements

Not applicable.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets out our principal outstanding contractual obligations as of December 31, 2010:

					More than 5
Agreements	Total	Within 1 year	2 to 3 years	4 to 5 years	years
Long term debt (a)	$208,173,223	$14,873,526	$30,994,025	$19,045,890	$143,259,784
Right of way (b)	$815,140	$88,894	$161,388	$161,388	$403,470
Office leases (c )	$99,930	$87,354	$12,576	$-	$-
Management contract	$223,000	$223,000	$-	$-	$-
Operations and maintenance agreement (d)	$30,807,950	$189,067	$1,498,883	$5,280,000	$23,840,000
Interconnection agreement (e)	$4,500,000	$2,000,000	$-	$-	$2,500,000
Turbine supply agreement (f)	$99,904,041	$84,416,817	$15,487,224	$-	$-
Engineering, procurement, construction agreement (g)	$39,075,130	$39,075,130	$-	$-	$-
	$383,598,414	$140,953,788	$48,154,096	$24,487,278	$170,003,254

(a)	Long term debt

i.
The Company entered into a US$204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. As of December 31, 2010, Series A and Series B notes were issued for a total of US$178,520,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%. Interest is due monthly. A commitment fee of 1.25% per annum is also charged on the Series C notes that have not been utilized. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date.

ii.
The Company signed a financing agreement with Rabobank to finance the Windstar project for up to US$55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the US Department of Energy cash grant described above but no later than July 31, 2012. As at December 31, 2010, Rabobank had funded US$25,000,000. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

iii.
On January 15, 2010, the company entered into two corporate loan agreements with two institutional investors for a total of US$2,500,000. The loans bear interest at 10% per annum, compounded monthly. The loans are due on January 15, 2011. The loans are secured by the Company’s property. In January 2011, the loans were amended to reflect a new due date of January 15, 2012.

iv.
On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of US$2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan is due on June 30, 2011. The loan is secured by the Company's property.

v.
In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of US$9,500,000. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. The loans are secured by the Company’s property.

vi.
The Company signed a credit agreement with Keybank that will provide the Company with a US$4,200,000 Treasury Grant Loan and a Construction Loan facility of up to US$16,000,000. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest is due quarterly.

(b)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of- way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right-of-way agreement. The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement.

(c)

The Company has entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. The base rent is $3,570 per month with additional operating costs of approximately $2,700 per month. The Company had entered into a lease agreement for office space in Tehachapi, CA that expired on July 31, 2010. The lease was renewed on August 1, 2010 to end July 31, 2011. The base rent is US$1,700 per month.

(d)	Operations and maintenance agreements

i.
The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa wind farm plus a management fee of US$219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

ii.
The Company entered into an Operations and Maintenance Agreement with Gamesa for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. Starting the third year after the commencement date during the warranty period for the Windstar project, the Company will pay an annual fixed fee of US$44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year after the commencement date. After the initial five year warranty period, an additional US$25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

iii.	During the warranty period for the Kingman project, the Company will pay an annual fixed fee of US$59,000 per turbine for a period of two years.

iv.
The Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as manager and administrator and operation and maintenance provider for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of US$75,000 per year and an operations and maintenance service fee paid monthly based on an approved budget. The term of the agreement is for 24 months and will automatically extend for an additional year until the expiration of the power purchase agreement unless the Company gives written notice to terminate.

v.
The Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of S$38,400 per year and an operation and maintenance service fee paid monthly based on an approved budget. The term of the agreement is for 24 months and will automatically extend for an additional year until the expiration of the power purchase agreement unless the Company gives written notice to terminate.

(e)

The Company entered into a Common Facilities Agreement with Sky River, LLC. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of US$2 million is due 120 days after the Initial Operations Date under the PPA and a second payment of US$2.5 million on the tenth anniversary of such date.

(f)	Turbine supply agreements

i.

The Company entered into a turbine supply agreement with Games Wind US LLC related to the Windstar project. Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit totaling US$61,930,831 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the remaining 10% is due on the earlier of the receipt of the cash grant or ninety days after initial operation under the power purchase agreement.

ii.

The Company entered into a turbine supply agreement with Gamesa Wind US LLC related to the Kingman project. Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit of US$4,653,800 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the final 10% is due on substantial completion which is expected in 2011.

(g)	Engineering, procurement and construction agreements

i.

The Company entered into an engineering, procurement and construction agreement with RMT Inc. as the contractor during the construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of US$10,335,141 in December 2010. The reminder of the contract price will be paid throughout the construction period.

ii.

The Company entered into an engineering, procurement and construction agreement with RMT Inc. as the contractor during the construction of the Kingman project. Pursuant to this agreement, the Company paid an initial deposit of US$4,000,000 in December 2010. The reminder of the contract price will be paid throughout the construction period.

(h)	As at December 31, 2010, the Company has placed on deposit $100,000 to secure corporate credit cards.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

Directors

Western Wind is managed by our Board of Directors (“Board of Directors” or “Board”) in accordance with our Articles of Incorporation. The Board is comprised of six directors who are elected at our regular annual meeting. Executive Officers are appointed by the Board of Directors and hold office at the Board’s discretion.

Name	Age	Present Position	Director	Business Experience and Activities
Since/
Term
Expires

Claus	61	Director of Western	1998/2011	President of Andrup Corporate
Andrup		Wind		Consultants Inc., a public relations
firm, since 1980; President of OHG
Resouces Inc., a private mining
company from October 2009 to
current; Director of Greenbriar Capital
Corp., a reporting issuer, since April
2009.

J. Michael	56	Director and	2005/2011	Marketing and regulatory affairs
Boyd		Chairman of		consultant for technology companies;
		Western Wind		County Supervisor with Pima County,
Arizona from 1992 to 2000; former
President of Western Solargenics, Inc.
and of Western Wind Energy US
Corporation.

Robert C.	72	Director of Western	2000/2011	President and director of Abiting Inc.,
Bryce		Wind		a mining consulting firm, since 1996.
Director of Tagish Lake Gold Corp.,
Kalahari Resources Inc., Alexis
Minerals Corp., Scorpio Mining
Corporation and Journey Resources
Corp.

Jeffrey J.	50	Director and Chief	1998/2011	From 1998 to July 2006, President of
Ciachurski		Executive Officer		Western Wind, Chief Executive
		of Western Wind,		Officer and Director of Western Wind
		Western Wind US,		since 1998; and Director of subsidiary
		and Mesa Wind;		corporations, Western Wind US and
		and Manager of		Mesa Wind. Director and Chief
		Aero Energy		Executive Officer of Greenbriar
Capital Corp., a reporting issuer, since
April 2009.

Name	Age	Present Position	Director	Business Experience and Activities
Since/
Term
Expires

V. John	65	Director and	2006/2011	Director of Western Wind since
Wardlow		Secretary of		September 2006. Director of
		Western Wind		Greenbriar Capital Corp., a reporting
issuer, since April 2009. Stunt
Coordinator and Stunt Performer for
Double Action Stunts Inc. since July
1980.

Other than as disclosed herein, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer. There are, to our knowledge, no familial relationships between any of the persons referred to above.

Senior Management

Western Wind’s senior management consists of its Management Team and other persons upon whose work our company is dependent, who are as follows:

Name	Present Position	Business Experience and Activities

J. Michael Boyd	Director and	Marketing and regulatory affairs consultant for
	Chairman of	technology companies; County Supervisor with
	Western Wind	Pima County, Arizona from 1992 to 2000; former
President of Solargenics and of Western Wind
US.

Jeffrey J. Ciachurski	Chief Executive	From 1998 to July 2006, President of Western
	Officer of Western	Wind, Chief Executive Officer and Director of
	Wind, Western	Western Wind since 1998; and Director of
	Wind US and Mesa	subsidiary corporations, Western Wind US and
	Wind ; Manager of	Mesa Wind. Director and Chief Executive Officer
	Aero Energy	of Greenbriar Capital Corp., a reporting issuer,
since April 2009.

Steve Mendoza, P.E.	Executive Vice	Former Chief Engineer and Deputy Director of
	President and Chief	the Arizona Power Authority; Registered
	Engineer of	Professional Engineer in California, Arizona and
	Western Wind	New Mexico; 1979 to 2000, employed by the Salt
River Project in Arizona.

T. Alana Steele	Chief Operating	Chief Operating Officer since June 2010, General
	Officer and General	Counsel since November 2007 and attorney since
	Counsel of Western	1998; has 15 years of experience in the energy
	Wind and our	industry both from the utility side and as an
	subsidiaries	energy regulatory attorney.

Name	Present Position	Business Experience and Activities

Kevin Craig, C.A.	Chief Financial	Chief Financial Officer of Western Wind since
	Officer of Western	June 1, 2011 and Chartered Accountant since
	Wind and its	2005.
subsidiaries

Chris Thompson,	Senior Vice	Senior Vice President of Project Finance of
C.A.	President of Project	Western Wind since June 1, 2011, Chief
	Finance of Western	Financial Officer of Western Wind from
	Wind and its	November 2007 to May 31, 2011 and a Chartered
	subsidiaries	Accountant since 1984.

Other than as disclosed herein, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as an executive officer. There are, to our knowledge, no familial relationships between any of the persons referred to above.

6.B.	Compensation

Summary

The following table lists all annual and long-term compensation for services in all capacities to our company for the fiscal year ended December 31, 2010 in respect of directors and members of our administrative, supervisory and management bodies.

SUMMARY COMPENSATION TABLE

Long-Term
	Annual Compensation			Compensation
Consulting
	and			Common Shares
	Directors’		Other Annual	Under Options	All Other
Name and	Fees	Bonus	Compensation	Granted	Compensation
Principal Position	($)	($)	($)	(#)	($)
Claus Andrup,	18,000	Nil	Nil	250,000(8)	Nil
Director
J. Michael Boyd,	98,890(1)	650,000(7)	Nil	249,453(8)	Nil
Chairman and
Director
Robert C. Bryce,	18,000	Nil	Nil	250,000(8)	Nil
Director
Jeffrey J. Ciachurski,	396,000(2)	1,795,000(7)	Nil	694,311(8)	17,122(2)
CEO and Director
Cash Long,	43,264(3)	Nil	Nil	250,000(8)	Nil
Director
Steve Mendoza, P.E.,	69,017(4)	20,000(7)	Nil	100,000(8)	Nil
Executive Vice
President
T. Alana Steele,	185,418(5)	975,000(7)	Nil	374,180(8)	Nil

Long-Term
	Annual Compensation			Compensation
Consulting
	and			Common Shares
	Directors’		Other Annual	Under Options	All Other
Name and	Fees	Bonus	Compensation	Granted	Compensation
Principal Position	($)	($)	($)	(#)	($)
General Counsel
Chris R. Thompson,	180,000(6)	1,035,000(7)(6)	Nil	374,180(8)	Nil
C.A., CFO
V. John Wardlow,	18,000	Nil	Nil	250,000(8)	Nil
Director

(1)	Consists of US$96,000 in consulting fees converted to Canadian dollars at the annual average rate as of December 31, 2010. Mr. Boyd is paid US$8,000 per month and is reimbursed for his expenses.
(2)	Mr. Ciachurski received consulting fees of approximately $22,500 per month plus quarterly fees of $31,500 for the fiscal year ended 2010. Mr. Ciachurski also received a car allowance totalling $17,122.
(3)	Consists of US$42,000 in consulting fees converted to Canadian dollars at the annual average rate as of December 31, 2010. Mr. Long receives approximately US$7,000 per month for six months of consulting services in 2010.
(4)	Consists of US$67,000 in consulting fees converted to Canadian dollars at the annual average rate as of December 31, 2010. Mr. Mendoza is paid on average approximately US$5,000 per month in 2010 and is reimbursed for his expenses.
(5)	Ms. Steele receives consulting fees of US$15,000 per month for total fees of US$180,000.
(6)	Through his wholly owned British Columbia company, TCC Consulting Ltd, Mr. Thompson is paid a consulting fee of $15,000 per month, additional fees of $60,000 and reimbursement for expenses.
(7)	Project completion bonuses were paid/accrued to officers and directors for the successful completion of project milestones and for the start of construction for the Windstar and Kingman projects.
(8)	Exercisable at a price of $1.09 per share until December 21, 2015.

Compensation of Directors

Non-executive directors may receive compensation for being a director of up to $18,000 per fiscal year, as determined by our Compensation Committee. During the fiscal year ended December 31, 2010, an aggregate of $54,000 was paid to non-executive directors for director fees. $7,500 was advanced in 2010 to non-executive directors for 2011 director fees. Effective January 1, 2011 the Directors fees have increased to $2,500 per month.

Compensation of Management

Our executive officers allocate approximately forty (40) hours of work per week to the development of our business. During the fiscal year ended December 31, 2010, an aggregate of $2,347,107 in cash compensation was paid to management, exclusive of non-executive director fees, for consulting, project management, or management fees. Our officers, managers and staff are retained by our company under consulting agreements that typically provide for a monthly fee for services, coverage of reasonable out-of-pocket expenses, and incentive stock options.

6.C.	Board Practices

Members of the Board of Directors are elected by our shareholders to represent the interests of all shareholders. The Board of Directors communicates periodically, through meetings held in person or via telephone correspondence, in order to review significant developments affecting our company and to act on matters requiring Board approval. Directors hold office until they resign or until the next annual general meeting, whichever is earlier. The Board of Directors may appoint a director to fill a vacancy at any time in accordance with our Articles. The Board of Directors delegates the executive management of our company to our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

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

Jeffrey J. Ciachurski and J. Michael Boyd have consulting arrangements with our company and Mr. Ciachurski has a special change of control bonus clause that provides for a bonus payment if there is a corporate take-over. The bonus payment escalates with the take-over price ranging from a $2 million bonus for a take-over price of $3.00 per common share to a $6 million bonus for a take-over price of $7.00 per common share. For take-over prices between $3.00 and $7.00 per common share, each $1.00 increment equals a pro-rata $1 million dollar bonus.

6.D.	Employees

We have five full-time employees, and no part-time employees. We retain our officers, managers and staff, including members of our Management Team in Vancouver and Development Team in the US under consulting agreements. See “Item 6.B. Compensation of Management”.

6.E.	Share Ownership

As of May 31, 2011, (i) our directors and executive officers, as a group, beneficially own 7,293,795 common shares of our company and (ii) such person’s or group’s percentage ownership of outstanding common shares of our company on such date is 10.30%. The holdings are as follows:

	Number of
Name of Beneficial Owner	Common Shares
	Beneficially	Percentage
	Owned(1)	of Class (2)

Claus Andrup	440,917	*
J Michael Boyd	572,756	*
Robert C. Bryce	827,316	1.17%
Jeffrey J. Ciachurski	1,893,440	2.67%
Cash A. Long	435,417	*
Steve Mendoza	519,417	*
T. Alana Steele	325,758	*
Chris R. Thompson	1,313,458	1.86%
V. John Wardlow	965,317	1.36%
(1)	Includes options and warrants exercisable within 60 days of May 31, 2011, but does not include escrow shares.
(2)	Based on 59,061,994 common shares outstanding as of May 31, 2011.
*	Indicates less than 1%.

Claus Andrup has incentive stock options entitling him to acquire up to a total of 437,500 common shares, with 100,000 currently exercisable options having an exercise price of $1.54 per share until November 8, 2012, 150,000 currently exercisable options having an exercise price of $1.34 per share until November 4, 2013 and the remaining 187,500 options, of which 72,917 have vested and are currently exercisable, having an exercise price of $1.09 per share until December 21, 2015.

J. Michael Boyd has incentive stock options entitling him to acquire up to a total of 537,089 of our common shares, with 250,000 currently exercisable options having an exercise price of $1.54 per share until November 8, 2012, 150,000 currently exercisable options having an exercise price of $1.34 per share until November 4, 2013 and the remaining 137,089 options, of which 72,756 have vested and are currently exercisable, having an exercise price of $1.09 per share until December 21, 2015.

Robert C. Bryce has incentive stock options entitling him to acquire up to a total of 550,000 common shares, with 50,000 currently exercisable options having an exercise price of

$1.23 per share until September 25, 2011, 100,000 currently exercisable options having an exercise price of $1.54 per share until November 8, 2012, 150,000 currently exercisable options having an exercise price of $1.34 per share until November 4, 2013 and the remaining 250,000 options, of which 135,417 have vested and are currently exercisable, having an exercise price of $1.09 per share until December 21, 2015.

Jeffrey J. Ciachurski has incentive stock options entitling him to acquire up to a total of 1,270,734 of our common shares, with 100,000 currently exercisable options having an exercise price of $1.54 per share until November 8, 2012, 350,000 currently exercisable options having an exercise price of $1.34 per share until November 4, 2013, 300,000 currently exercisable options having an exercise price of $1.53 per share until March 11, 2015 and the remaining 520,734 options, of which 202,508 have vested and are currently exercisable, having an exercise price of $1.09 per share until December 21, 2015.

Cash A. Long has incentive stock options entitling him to acquire up to a total of 550,000 of our common shares with 50,000 currently exercisable options having an exercise price of $1.23 per share until June 30, 2011, 100,000 currently exercisable options having an exercise price of $1.54 per share until June 30, 2011, 150,000 currently exercisable options having an exercise price of $1.34 per share until June 30, 2011 and the remaining 250,000 options, of which 135,417 have vested and are currently exercisable, having an exercise price of $1.09 per share until June 30, 2011.

Steve Mendoza has incentive stock options entitling him to acquire up to a total of 525,000 of our common shares with 400,000 currently exercisable options having an exercise price of $1.34 until December 15, 2013, 100,000 options, of which 54,167 have vested and are currently exercisable, having an exercise price of $1.09 per share until December 21, 2015 and the remaining 25,000 options, of which 6,250 have vested and are currently exercisable, having an exercise price of $1.45 per share until March 7, 2016.

T. Alana Steele has incentive stock options entitling her to acquire up to a total of 474,180 of our common shares with 100,000 currently exercisable options having an exercise price of $1.54 until November 8, 2012 and the remaining 374,180 options, of which 202,681 have vested and are currently exercisable, having an exercise price of $1.09 per share until December 21, 2015.

Chris R. Thompson has incentive stock options entitling him to acquire up to a total of 474,180 of our common shares with 100,000 currently exercisable options having an exercise price of $1.34 per share until November 4, 2013 and the remaining 374,180 options, of which 202,681 have vested and are currently exercisable, having an exercise price of $1.09 per share until December 21, 2015. He also has warrants entitling him to acquire up to 185,259 common shares at an exercise price of $1.25 per share until December 17, 2012.

V. John Wardlow has incentive stock options entitling him to acquire up to a total of 750,000 of our common shares, with 100,000 currently exercisable options having an exercise price of $1.23 per share until September 25, 2011, 100,000 currently exercisable options having an exercise price of $1.54 per share until November 8, 2012, 300,000 currently exercisable options having an exercise price of $1.34 per share until November 4, 2013 and the remaining

250,000 options, of which 135,417 have vested and are currently exercisable, having an exercise price of $1.09 per share until December 21, 2015.

Options to Purchase Securities

In order to attract and retain highly qualified personnel, we provide a number of stock based incentives, primarily in the form of stock options, to certain of our directors, officers and consultants, on terms and conditions in accordance with the prevailing rules and policies of the TSX Venture Exchange and our board of directors. We have a Stock Option Plan (the “Plan”) that was approved by our shareholders at our annual general meeting held on June 18, 2010, which increased the number of shares issuable to equal 20% of our issued and outstanding shares on June 22, 2009. The purpose of the Plan is to encourage ownership of the common shares of Western Wind by persons who are directors, senior officers and key employees of, as well as consultants and employees of management companies providing services to the Company and or our subsidiaries. Under the Plan, the maximum number of shares that may be issued upon the exercise of stock options granted under the Plan may not exceed the number equal to the number of shares issuable. The number of options granted to any one individual in any 12-month period may not exceed 5% of the issued shares. And the number of options granted to any on consultant in any 12-month period may not exceed 2% of the issued shares. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board of Directors grant and announce the granting of the options. Our Board of Directors administers the Plan.

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

Identity of person or group	Amount Owned	Percentage of class (1)
Goodman & Company, Investment Counsel Ltd	12,082,100	21.44%

(1)	The percentage is determined based on the number of outstanding common shares as at December 31, 2010. Based on Schedule 13G filed by Goodman & Company, Investment Counsel Ltd (“Goodman) filed with the SEC on January 19, 2011, reporting beneficial ownership of Western Wind with sole voting power over 10,980,109 common shares and 1,101,991 warrants, each such warrant entitling Goodman to acquire one common share. 782,250 warrants are exercisable at a price of $1.50 per share until July, 6, 2012 and 319,741 warrants are exercisable at a price of $1.25 per share until November 30, 2012.

Our major shareholders do not have voting rights that differ from any other shareholders.

Shareholder Distribution

As at May 31, 2011, there were approximately fifty one (51) holders of record of our common shares and 59,061,994 common shares were outstanding. U.S. holders, including depositories and clearing agencies, held approximately 2,424,068, or 4.10%, of our common shares of record.

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

As at December 31, 2010, the Company had an account receivable of $88,226 (2009 - $82,795, 2008 - $82,795) with a company that has a common director, the receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

As at December 31, 2010, the Company advanced 2011 directors fees of $7,500 (December 31, 2009 - $9,000, 2008 - $Nil).

As at December 31, 2010, the Company had accounts receivable of $Nil (December 31, 2009 - $12,395, 2008 - $Nil) to an officer and director of the Company.

Pacific Hydro, the previous owner of approximately 23% of the common shares of our company up until April 2008, provided a loan of $15,771,800 (US$13,400,000) to fund our acquisition of Mesa Wind. The loan was repaid June 23, 2008. Interest accrued on the loan for the year ended December 31, 2008 amounted to $Nil.

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to us at an interest rate of 12% per year and we paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share. The loan was repaid on July 3, 2008.

Other than as disclosed elsewhere, and in Items 4, 6 and 7 of this annual report, there have been, to the best of our knowledge, no material transactions or loans for the period from January 1, 2008 to the date of this annual report, between us and: (a) enterprises that directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with us; (b) our associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. Included in those financial statements under, Note 24, is a reconciliation of Canadian and United States generally accepted accounting principles.

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

On May 26, 2011, George Salama, a former Officer of Western Solargenics, Inc., filed a lawsuit claiming he is owed severance and back pay. The settlement amount at this time has not been determined; however, the Company has accrued $90,000 in severance as at December 31, 2010.

We are not presently involved in, nor are we aware of, any other pending legal proceedings, which could have a material adverse effect upon our business or financial position.

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

Price History of the Stock

The following is a summary of the annual high and low market prices for the year ended December 31, 2010, 2009 and 2008, the eleven months ended December 31, 2007, and year ended January 31, 2007:

	TSX Venture Exchange(3)		OTC Bulletin Board (1) (2)
Annual Highs and Lows	High	Low	High	Low
2010	$2.05	$1.00	-	-
2009	$1.92	$0.51	-	-
2008	$4.35	$0.50	-	-
Eleven months ended	$2.19	$0.76	-	-
December 31, 2007
2007	$2.40	$0.75	$2.30	$1.27

(1)	Prices are in U.S. dollars.
(2)

Our common shares were quoted on the OTC Bulletin Board from February 4, 2006 until September 2006, at which time we were delisted because we failed to file our 2006 annual report within the grace period set out by the Financial Industry Regulatory Authority (“FIRA”), formerly known as the National Association of Securities Dealers.

(3)	We have elected to use the trading highs and lows.

The following is a summary, on a fiscal quarter basis, of the high and low prices of our common shares on the TSX Venture Exchange during our two most recent financial years and any subsequent periods.

	TSX Venture Exchange
Quarterly Highs and Lows	High	Low

Financial Year Ended
December 31, 2011
Second Quarter	$1.78	$1.40
First Quarter	$1.73	$1.29
Financial Year Ended
December 31, 2010
Fourth Quarter	$1.66	$1.00
Third Quarter	$1.24	$1.00
Second Quarter	$1.65	$1.07
First Quarter	$2.05	$1.36
Financial Year Ending
December 31, 2009
Fourth Quarter	$1.92	$1.14
Third Quarter	$1.69	$1.07
Second Quarter	$1.50	$0.58
First Quarter	$0.80	$0.50

(1)	The high and low are determined based on share prices through June 17, 2011.

The following is a summary, on a monthly basis, of the high and low prices of our common shares during the past six months on the TSX Venture Exchange.

	TSX Venture Exchange
Monthly Highs and Lows	High	Low

June 1 to June 17, 2011(1)	$1.73	$1.47
May 2011	$1.78	$1.42
April 2011	$1.60	$1.40
March 2011	$1.54	$1.28
February, 2011	$1.60	$1.26
January, 2011	$1.73	$1.37
December, 2010	$1.66	$1.02

(1)	The closing price for our common shares on the TSX Venture Exchange as of June 17, 2011 was $1.52.

9.C.	Markets

Our common shares currently trade on the TSX Venture Exchange under the symbol "WND".

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Notice of Articles and Articles of Incorporation

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

The Company entered into a US$204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. As of December 31, 2010, Series A and Series B notes were issued for a total of US$178,520,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%. Interest is due monthly. A commitment fee of 1.25% per annum is also charged on the Series C notes that have not been utilized. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date.

The funds from the notes are solely for project costs related to the Windstar project and are held in a restricted escrow construction account. On a monthly basis, the Company applies for the funds to be released from the escrow account to pay for specified construction costs.

The notes are secured by a first lien on all the project assets including restricted cash amounts.

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to US$55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the US Department of Energy cash grant described below but no later than July 31, 2012. As at December 31, 2010, Rabobank had funded US$25,000,000. $6,679,318 in finance fees (including warrants valued at $2,077,915) directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

The proceeds of the letter of credit are to be used to pay specified project costs incurred by Windstar Energy.

The borrowers have the option to make prepayments at any time. Mandatory prepayments are made when Windstar receives any amounts related to the cash grant; and any distributions to which Windstar Energy and borrowers are entitled under the Note Purchase Agreement and Intercreditor Agreement. No amounts repaid can be re-borrowed.

The loan is secured by a first lien on the cash grant proceeds and Windstar Holding’s equity interest in Windstar Energy and a second lien on all the assets of Windstar Energy. The cash grant is a US Federal Government program to encourage renewable energy development through a 30% cash grant paid by the US Department of Energy and is part of the American Recovery and Reinvestment Act of 2009.

The Company signed a credit agreement with Keybank that will provide the Company with a US$4,200,000 Treasury Grant Loan and a Construction Loan facility of up to US$16,000,000. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest is due quarterly. $2,349,347 in finance fees directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction.

On the conversion date, or the date at which certain conditions have been met, including project construction completion, the Construction Loan outstanding will automatically convert to a Term loan. From conversion date, the applicable margin with respect to the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

The Treasury Grant Loan is due according to certain criteria relating to the receipt of the Treasury Grant but no later than December 20, 2011.

The funds from the loans are held in a restricted escrow construction account. On a monthly basis, the Company applies for funds to be released from the escrow account to pay for specified construction costs.

The loans are secured by a first lien on all of the assets of Kingman.

In connection to the Term loan, the Company entered into an interest rate swap contract with Keybank that fixes the average interest rate for the term loan to under 7% per annum and will commence on term conversion date.

The Company entered into an interest rate swap contract that provides for quarterly settlements from July 18, 2011 to July 18, 2018. Pursuant to the interest rate swap agreement, the Company will receive interest on a notional amount at USD LIBOR from the counterparty and will pay interest on a notional amount at an interest rate of 3.525%. The notional amount is US$16 million and is reduced in amounts based on the scheduled principal repayments on the US$16 million Keybank floating rate term loan over the life of the interest rate swap. The Company and the counterparty net settle the amount owing on a quarterly basis commencing December 30, 2011.

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of US$2,500,000. The loans bear interest at 10% per annum, compounded monthly. The loans are due on January 15, 2011. The loans are secured by the Company’s property. In January 2011, the loans were renewed to reflect a new maturity date of January 15, 2012.

On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of US$2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan is due on June 30, 2011. The loan is secured by the Company’s property.

In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of US$9,500,000. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. The loans are secured by the Company’s property. US$900,000 in bonus interest was paid to one of the institutional lenders and $4,500 in finance fees were paid directly related to the financing. These payments have been netted against the loan and will be amortized over the life of the loan. Another US$1,000,000 in bonus payments is due to the other institutional lender on December 9, 2011.

The Company entered into a loan agreement with RMT for US$4,400,000.

The loan bears interest at the lesser of six percent per annum or the highest rate permitted by applicable law. The loan is secured by a second lien on all of the assets of the Company.

In July 2010, the Company closed two brokered private placements of 1,028,800 Units and 1,564,500 Units at a price of $1.10 per Unit for total gross proceeds of $2,852,630. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.50 per share after the hold period expires on October 31, 2010 and November 6, 2010 respectively and at any time on or prior to the close of business on June 30, 2012 and July 6, 2012 respectively.

On November 30, 2010, the Company closed the first tranche of the non-brokered private placement and issued 914,482 units at a price of $1.00 per unit for gross proceeds of $914,482. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of two years at a price of $1.25 per share. The securities are subject to a hold period which expires on March 31, 2011.

On December 17, 2010, the Company closed the second tranche of the non-brokered private placement and issued 1,385,518 units at a price of $1.00 per unit for gross proceeds of $1,385,518. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of two years at a price of $1.25 per share. The securities are subject to a hold period which expires on April 18, 2011.

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

  the non-resident holder;

  persons with whom the non-resident holder did not deal at arm's length; or

  the non-resident holder and persons with whom such non-resident holder did not deal at arm's length, owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares and more than 50% of the fair market value of our capital stock was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties or an interest in an option in respect of any of the three aforementioned properties. In the case of a non-resident holder to whom our shares represent taxable Canadian property and who is resident in the U.S., no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty, unless the value of such shares is derived principally from real property situated in Canada.

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

As discussed below, we do not believe that we were a “passive foreign investment corporation” for the taxable year ended December 31, 2010, and do not expect that we will be a “passive foreign investment corporation” for the taxable year ending December 31, 2010. (See more detailed discussion at “Passive Foreign Investment Corporation” below). Accordingly, although we expect that we may be a QFC, there can be no assurances that the IRS will not challenge our determination concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

We do not believe that we were a PFIC for the taxable period ended December 31, 2010. There can be no assurance, however, that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

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

We have nine wholly-owned subsidiaries: Western Wind US (formerly known as Verde Resources Corporation), Aero Energy, Eastern Wind Power Inc., Mesa Wind, Solargenics, Kingman Energy, Windstar Holding, Windstar Holding II and Windstar Energy. Western Wind US is incorporated under the laws of the State of Arizona; Aero Energy is a limited liability company organized under the laws of the State of California; Eastern Wind is incorporated under the laws of the Province of New Brunswick, Canada; Mesa Wind is incorporated under the laws of the State of Colorado; Solargenics is incorporated under the laws of the Province of British

Columbia; Kingman is incorporated under the laws of the State of Arizona; Windstar Holding is incorporated under the laws of the State of California; Windstar Holding II is a limited liability company organized under the laws of the State of California; and Windstar Energy is a limited liability company organized under the laws of the State of California. Eastern Wind is an inactive entity. Please see Section 4.C. for formal descriptions of the companies.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have limited exposure to credit risk, as the majority of our sales contracts are with a large utility customer and our cash is held with credit worthy institutions. Historically, we have not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to us. At December 31, 2010, less than 1% of the Company’s trade receivables were not current. We manage our credit risk by entering into sales agreements with credit worthy parties and through regular reviews of accounts receivable. This risk management strategy is unchanged from the prior year.

We manage our liquidity risk associated with our financial liabilities (primarily those described in Note 20 of the audited consolidated financial statements and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of our long term financial liabilities are disclosed in Note 9 of the audited consolidated financial statements, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 21 of the audited consolidated financial statements, we were in compliance with all financial covenants relating to our financial liabilities as at December 31, 2010. This risk management strategy is unchanged from the prior year.

We have substantial assets denominated in US dollars related to its California and Arizona properties. Now that Windstar and Kingman are under construction, the US dollar based assets and liabilities will increase further, so effective December 31, 2010, we changed our functional currency to US dollars. Effective January 1, 2011, we also changed to US dollar reporting currency so when combined with the change to US dollar functional currency, our foreign exchange exposure will now be our Canadian dollar exposure which is expected to be relatively insignificant. Based upon the net assets of our self-sustaining operations as at December 31, 2010, a 1% change in the Canadian dollar-U.S dollar blended forward exchange rate, would result in a $25,000 impact to accumulated other comprehensive income (“AOCI”). We will have insignificant Canadian dollar exposure for our integrated subsidiaries within the group. Therefore a 1% change in the Canadian dollar-U.S. dollar would result in an insignificant impact to net income.

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

We are exposed to interest rate risk through our variable rate Windstar bridge financing and Kingman credit agreement discussed in Note 9 of the audited consolidated financial statements. This risk is partially mitigated through a seven year interest rate swap discussed in Note 20(b) of the audited consolidated financial statements. As Windstar and Kingman are both in construction, all interest related to the variable interest rate debt is being capitalized as finance costs and have no effect on net earnings or equity until construction completion. Based on balances as at December 31, 2010, a 100 basis point change in interest rate would have changed the power project development and construction costs and accrued interest by US$13,000.

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

As required by Rule 13a-15(e) under the Exchange Act, we evaluated, with the participation of our CEO and CFO, the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this Form 20-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control -Integrated Framework for Smaller Public Companies. Based on this assessment, management believes that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

15.C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm because we are a non-accelerated filer.

15.D.	Changes in Internal Control Over Financial Reporting

Our internal controls and procedures over financial reporting have changed due to the addition of an Assistant Controller in June 2011. This will allow us to have further segregation of duties and give us additional resources in the accounting and finance department.

No other changes in our internal controls or other factors that have materially affected, or are reasonably likely to materially affect, these controls have occurred during the year ended December 31, 2010.

In conducting an evaluation of the effectiveness of our disclosure controls and procedures, our management has concluded that, while our disclosure controls and procedures that are in place are effective for our current level of operations, they could be further enhanced as we grow. Our management designed its current internal control system over financial reporting based on our business needs and activities and based on our current annual and interim financial statements requirements and our current financial data requirements based on those statements, such as earnings releases. Management then determines whether there are any risks that could result in a material misstatement in any of our financial reporting, including financial statements and earnings releases. Management intends to implement changes in internal controls as the business needs and activities change.

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

Deloitte & Touche LLP was our independent registered chartered accountants for fiscal years ended December 31, 2010 and 2009. The chart below sets forth the total amount billed to us by Deloitte & Touche LLP for services performed and breaks down these amounts by category of service:

Principal Accounting Fees and Services	Billed during the year ended December 31, 2010	Billed during the year ended
Audit fees	$253,065	$303,965
Audit Related fees	Nil	Nil
Tax Fees	$44,595	Nil
All Other Fees	Nil	Nil

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

Audit Committee's pre-approval policies and procedures

The Audit Committee engages the independent registered chartered accountants to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by our auditors. Any services provided by our auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement.

16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

16.F.	CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

Not applicable.

16.G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

  Report of Independent Registered Chartered Accountants on the Consolidated Financial Statements of Western Wind Energy Corp., which comprise of the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the three years then ended, and notes to the consolidated financial statements.

  Consolidated Balance Sheets at December 31, 2010 and December 31, 2009.

  Consolidated Statements of Operations for the year ended December 31, 2010, year ended December 31, 2009 and year ended December 31, 2008.

  Consolidated Statements of Cash Flows for the year ended December 31, 2010, year ended December 31, 2009 and year ended December 31, 2008.

  Consolidated Statements of Shareholders Equity and Comprehensive Income (Loss) for the year ended December 31, 2010, year ended December 31, 2009 and year ended December 31, 2008.

  Notes to the Consolidated Financial Statements, December 31, 2010.

ITEM 18.	EXHIBITS

Exhibit Number	Description
1.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 1.7 to the Form 20-F as filed with the SEC on August 25, 2005).

1.2	Notice of Articles (incorporated by reference to Exhibit 1.6 to the Form 20-F as filed with the SEC on August 25, 2005).

2.1	Shareholder Rights Plan dated April 5, 2005 (incorporated by reference to Exhibit 4.13 to the Form 20-F as filed with the SEC on August 25, 2005).

4.1	The 2008 Stock Option Plan of Western Wind dated June 11, 2008. (incorporated by reference to Exhibit 4.1 in the Form 20-F filed with the SEC on June 30, 2008) #

4.6	Settlement Agreement by and between certain Pacific Hydro Parties and Western Wind Energy Parties dated September 28, 2007 (incorporated by reference to Exhibit 4.21 to the Form 20-F as filed with the SEC on November 26, 2007)

4.7	Addendum to the Settlement Agreement between, among others, Western Wind and Pacific Hydro dated November 16, 2007. (incorporated by Wind and Pacific Hydro dated November 16, 2007. (incorporated by reference to Exhibit 4.7 to the Form 20-F as filed with the SEC on June 30, 2008)

4.8	Second Addendum to the Settlement Agreement between, among others, Western Wind and Pacific Hydro dated March 18, 2008. (incorporated by reference to Exhibit 4.8 to the Form 20-F as filed with the SEC on June 30, 2008)

4.9	Consulting Agreement dated September 8, 2008 between Western Wind and Jeffrey J. Ciachurski. (incorporated by reference to Exhibit 4.9 to the Form 20-F as filed with the SEC on May 6, 2009) #

4.10	Consulting Agreement dated June 1, 2011 between Western Wind and TCC Consulting Ltd. *#

6.1	For earnings/(loss) per share calculation, see Note 2(p) to our consolidated financial statements.

Exhibit Number	Description
8.1	Subsidiaries of Registrant. *

12.1	Certification of Jeffrey J. Ciachurski, Chief Executive Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a). *

12.2	Certification of Kevin Craig, Chief Financial Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a). *

13.1	Certification of Jeffrey J. Ciachurski, Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

13.2	Certification of Kevin Craig, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

* Filed herewith
# management contract or compensatory plan

Consolidated financial statements of

Western Wind Energy Corp.

December 31, 2010 and 2009 (Restated)

Western Wind Energy Corp.
December 31, 2010 and 2009 (Restated)

Table of contents

Report of Independent Registered Chartered Accountants	91-92

Consolidated balance sheets	93

Consolidated statements of operations	94

Consolidated statements of cash flows	95

Consolidated statements of shareholders’ equity and comprehensive income (loss)	96

Notes to the consolidated financial statements	97-131

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Western Wind Energy Corp.

We have audited the accompanying consolidated financial statements of Western Wind Energy Corp. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for the three years then ended, and notes to the consolidated financial statements.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Western Wind Energy Corp. as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for the three years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of matter
As discussed in Note 24 (c) to the consolidated financial statements, the Reconciliation of Canadian and United States generally accepted accounting principles has been restated to reflect the changes in classification and fair value of the Company’s equity instruments as a result of its change in functional currency.

(Signed) Deloitte & Touche LLP

Independent Registered Charted Accountants
April 9, 2011 (except as to Note 24 which is as of May 30, 2011)
Vancouver, Canada

Western Wind Energy Corp.
Consolidated balance sheets
As at December 31, 2010 and 2009
(Expressed in Canadian dollars)

	2010	2009
	$	$
Assets
Current assets
Cash	1,120,373	1,882,152
Accounts receivable (net of allowance for doubtful accounts)	213,661	253,853
Refundable tax credits	235,084	89,479
Income taxes refundable	-	195,897
Prepaid expenses and deposits	1,395,019	489,034
	2,964,137	2,910,415

Restricted cash (Note 3)	127,242,570	106,114
Deposits (Note 4)	82,386,570	446,288
Power project development and construction costs (Note 5)	11,722,377	2,788,617
Property and equipment (Note 6)	17,662,228	18,856,144
Goodwill and other intangible assets (Note 7)	3,904,510	4,094,502
Future income tax assets (Note 12)	8,566,300	-
	254,448,692	29,202,080

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing operations	8,791,979	636,169
Discontinued operations (Note 8)	260,308	272,063
Accrued interest liabilities	1,066,616	5,879
Loans payable, current portion (Note 9)	14,873,524	144,490
	24,992,427	1,058,601

Loans payable (Note 9)	193,299,700	184,606
Interest rate swap contract (Note 10)	476,570	-
Asset retirement obligation (Note 11)	79,121	75,575
Future income tax liability (Note 12)	-	3,040,136
	218,847,818	4,358,918

Shareholders' equity
Share capital (Note 13)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
55,261,986 (2009 - 47,542,397)	54,568,612	47,319,717
Contributed surplus	12,074,781	6,714,588
Warrants (Note 14)	4,476,768	5,888,719
	71,120,161	59,923,024

Accumulated other comprehensive loss	(3,516,761)	(1,047,458)
Accumulated deficit	(32,002,526)	(34,032,404)
	(35,519,287)	(35,079,862)
	35,600,874	24,843,162
	254,448,692	29,202,080

Commitments (Note 16)
Contingencies (Note 17)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the consolidated financial statements.	93

Western Wind Energy Corp.
Consolidated statements of operations
Years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008
	$	$	$
Revenue
Energy sales	2,717,417	2,798,496	5,116,652

Expenses
Cost of sales (i)	1,491,476	1,844,024	1,859,104
General and administration (i)	2,928,098	2,776,305	4,176,487
Project development (i)	6,967,725	2,359,835	1,876,589
Amortization	956,270	1,875,384	2,418,012
Asset retirement obligation accretion (Note 11)	7,011	42,297	68,936
Interest and accretion on long-term debt	68,499	44,236	(109,784)
Foreign exchange (gain) loss	(208,268)	39,117	581,819
	12,210,811	8,981,198	10,871,163

Loss before the following	(9,493,394)	(6,182,702)	(5,754,511)
Interest income	16,049	6,673	53,781
Gain on sale of assets	23,344	176,664	-

Loss from continuing operations before income taxes	(9,454,001)	(5,999,365)	(5,700,730)
Income tax recovery (Note 12)	11,483,879	976,203	707,408

Income/(loss) from continuing operations after tax	2,029,878	(5,023,162)	(4,993,322)
Income tax recovery from discontinued operations (Note 8 and 12)	-	-	2,724,047
Net income/(loss)	2,029,878	(5,023,162)	(2,269,275)

Income (loss) per share - basic and diluted (Note 13)
Continuing operations	0.04	(0.12)	(0.15)
Discontinued operations	-	-	0.08
Net income/(loss)	0.04	(0.12)	(0.07)
Weighted average number of common shares outstanding
- basic	50,866,886	42,860,006	32,544,125
- dilutive	53,119,267	-	-

(i)

Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totaling $1,152,958 (2009 - $1,226,595; 2008 - $1,475,093) (Note 13 (h)).

See accompanying notes to the consolidated financial statements.	94

Western Wind Energy Corp.
Consolidated statements of cash flows
Years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008
	$	$	$
Operating activities
Net income (loss) from continuing operations	2,029,878	(5,023,162)	(4,993,322)
Items not involving cash
Accretion on long-term debt	-	-	13,720
Amortization	956,270	1,875,384	2,418,012
Asset retirement obligation accretion	7,011	42,297	68,936
Future income taxes recovery	(11,483,879)	(781,872)	(711,252)
Stock-based compensation expense	1,152,958	1,226,595	1,475,093
Unrealized foreign exchange (gain) loss	(25,290)	(138,881)	272,949
Gain on sale of assets	(23,344)	(176,664)	-
	(7,386,396)	(2,976,303)	(1,455,864)
Change in working capital
Accounts payable and accrued liabilities	8,185,978	(187,561)	(344,197)
Accounts receivable	27,832	246,638	(137,558)
Accrued interest liabilities	-	(46,794)	(2,172,646)
Income taxes refundable	195,897	(5,040)	-
Prepaid expenses	(924,986)	(210,659)	(30,723)
Refundable tax credits	(145,605)	221,733	(49,467)
	(47,280)	(2,957,986)	(4,190,455)

Investing activities
Restricted cash	(127,136,456)	104,100	982,105
Property and equipment deposits	(82,014,826)	(446,288)	-
Power project development and construction costs	(6,761,543)	(1,723,455)	(565,556)
Discontinued operations (Note 8)	-	-	2,846,235
Purchase of property and equipment	(905,354)	(635,825)	(1,809,402)
	(216,818,179)	(2,701,468)	1,453,382

Financing activities
Shares and warrants issued for cash	6,855,100	6,256,720	17,733,819
Loans payable	209,248,580	(532,485)	(13,628,868)
	216,103,680	5,724,235	4,104,951
Net cash (outflow) inflow	(761,779)	64,781	1,367,878
Cash position, beginning of period	1,882,152	1,817,371	449,493
Cash position, end of period	1,120,373	1,882,152	1,817,371

Supplemental cash flow information
Interest paid in cash	13,084	84,069	2,220,536
Interest income received	2,918	8,676	53,781
Income tax received	198,612	227,109	-

Non-cash financing activities (Note 18)

See accompanying notes to the consolidated financial statements.	95

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and comprehensive income (loss)
Years ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

							Accumulated
							other	Total
		Common shares	Contributed		Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Deficit	income (loss)	equity
		$	$		$	$	$	$
Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	(29,009,242)	712,268	22,442,493
Net loss for the period	-	-	-	-	-	(5,023,162)	-	(5,023,162)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	(1,759,726)	(1,759,726)
Comprehensive loss								(6,782,888)

Cash transactions
Recovery of issuance costs	-	98,260	-	-	-	-	-	98,260
Private placement of 7,015,700 shares at $0.65 per unit, net of issuance costs of $731,701 and broker warrants	7,015,700	2,802,576	-	3,507,850	1,025,928	-	-	3,828,504
Broker warrants issued (a)	-	-	-	491,099	247,150	-	-	247,150
Private placement of units	699,955	351,919	-	349,975	103,051	-	-	454,970
Exercise of warrants at $1.00 per share	1,443,000	1,865,028	-	(1,443,000)	(422,029)	-	-	1,442,999
Exercise of warrants at $1.05 per share	38,890	53,747	-	(38,890)	(12,910)	-	-	40,837
Exercise of warrants at $1.20 per share	120,000	189,653	-	(120,000)	(45,653)	-	-	144,000
`	9,317,545	5,361,183	-	2,747,034	895,537	(5,023,162)	-	6,256,720
Non-cash transactions
Issuance of shares and warrants for purchase of land	1,521,601	1,354,225	-	760,801	346,017	-	-	1,700,242
Expiry of warrants	-	-	650,652	(1,328,632)	(650,652)	-	-	-
Stock-based compensation	-	-	1,226,595	-	-	-	-	1,226,595
Balance at December 31, 2009	47,542,397	47,319,717	6,714,588	7,266,732	5,888,719	(34,032,404)	(1,047,458)	24,843,162
Net income for the period	-	-	-	-	-	2,029,878	-	2,029,878
Change in fair value of interest rate swap	-	-	-	-	-	-	(476,570)	(476,570)
Currency translation adjustment of self-sustaining subsidiaries	-	-	-	-	-	-	(1,992,733)	(1,992,733)
Comprehensive loss								(439,425)

Cash transactions
Private placement of 2,593,300 shares at $1.10 per unit, net of issuance costs of $342,532	2,593,300	1,822,624	-	1,296,650	687,474	-	-	2,510,098
Broker warrants issued (b)				181,531	103,381			103,381
Private placement of 2,300,000 shares at $1.00 per unit, net of issuance costs and broker warrants of $170,560	2,300,000	1,538,198	-	1,150,000	591,242	-	-	2,129,440
Broker warrants issued (c)				81,513	59,897			59,897
Exercise of warrants at $0.65 per share	200,000	201,405	-	(200,000)	(71,405)	-	-	130,000
Exercise of warrants at $1.00 per share	1,410,284	1,852,209	-	(1,410,284)	(441,925)	-	-	1,410,284
Exercise of options at $1.23 per share	300,000	621,039	(252,039)	-	-	-	-	369,000
Exercise of options at $1.43 per share	100,000	272,326	(129,326)	-	-	-	-	143,000
	6,903,584	6,307,801	(381,365)	1,099,410	928,664	2,029,878	(3,516,761)	6,855,100
Non-cash transactions
Bonus shares and warrants issued for financing	816,005	941,094	-	3,000,000	2,077,915	-	-	3,019,009
Expiry of warrants	-	-	4,588,600	(3,600,007)	(4,588,600)	-	-	-
Warrants issued	-	-	-	328,752	170,070	-	-	170,070
Stock-based compensation	-	-	1,152,958	-	-	-	-	1,152,958
Balance at December 31, 2010	55,261,986	54,568,612	12,074,781	8,094,887	4,476,768	(32,002,526)	(3,516,761)	35,600,874

(a)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $0.65 per agent's unit until May 5, 2011. An agent's unit comprises one common share and one-half of one warrant (Note 14).

(b)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $1.15 per agent's unit until July 19, 2012. An agent's unit comprises one common share and one-half of one warrant (Note 14).

(c)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $1.00 per agent's unit until November 30, 2012 or December 17, 2012. An agent's unit comprises one common share and one-half of one warrant (Note 14).

See accompanying notes to the consolidated financial statements.	96

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

1.	Nature of business and continued operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind and solar energy projects, principally on properties either owned or leased by the Company in California, Arizona and Puerto Rico. The Company holds these wind and solar farm properties in the United States through its wholly-owned subsidiaries, Western Wind Energy US Corporation (formerly known as Verde Resources Corporation) (“Western Wind US”), AERO Energy, LLC (“AERO”), Windstar Holding Company (“Windstar Holding”), Windstar Holding Company II, LLC (“Windstar Holding II”), Windstar Energy LLC (“Windstar Energy”), Kingman Energy Corp. (“Kingman”) and Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated wholly-owned subsidiaries, Western Solargenics, Inc. (“Solar”) and Solargenics Ottawa I Inc. (“Ottawa 1”) to develop solar energy projects in Ontario, Canada. An additional wholly-owned subsidiary, Eastern Wind Power Inc. (“EWP”), is currently inactive.

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

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

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

Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of impairment and amortization of long-lived assets, asset retirement obligation, future income taxes, stock-based compensation and allocation of expenses within the consolidated statements of operations.

(c)	Cash

Cash consists of cash on deposit with banks.

(d)	Accounts receivable

Accounts receivable are recorded at amortized cost less any provisions for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the financial condition of the customers, aging of accounts receivables, the current business environment and historical collection experience when assessing impairment.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(e)	Restricted cash

Restricted cash includes cash balances held by subsidiaries of the Company for which the use of funds, as required by financing arrangements, is restricted to meet specific project obligations and debt service requirements of those specific subsidiaries. Restricted cash also includes term deposits that are segregated from the Company’s cash balances to secure letters of credit. The funds are disclosed separately since the use of funds is restricted to certain project costs or cannot be accessed until the expiry of the letters of credit.

(f)	Power project development and construction costs

Power project development and construction costs include costs incurred to secure property rights, assess the feasibility of the wind or solar farm sites and construction and finance costs prior to project completion. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the project once the project commences commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to complete construction of the project, meet its obligations under various agreements and complete future operations or dispositions. As at December 31, 2010, the Company has not commenced commercial operations for the projects recorded under this caption.

(g)	Property and equipment

Land is recorded at cost plus site investigation, legal and title insurance costs. Other generating facilities include electrical infrastructure, buildings, asset retirement obligation and roads. Meteorological towers include wind equipment used for wind assessments during the development stage and monitoring long term wind speeds.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, amortization is based on one-half of the full year amortization for depreciable assets excluding generating facilities.

Amortization is on a straight line basis and the rates are as follows:

Wind turbines and towers	9 to 14 years
Other generating facilities	14 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

(h)	Goodwill and other intangible assets

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

Intangible assets include amounts allocated to power purchase agreements and to the land right-of-way for producing wind and solar farms and are amortized on a straight line basis using the following rates:

Land right-of-way	30.5 years
Power purchase agreement	4 years

(i)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived assets’ carrying amount exceeds its fair value.

(j)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method. The asset retirement obligation is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2010, the Company had an asset retirement obligation with respect to a land right-of-way that is owned by Mesa Wind.

(k)	Interest rate swap contract

On December 21, 2010, the Company entered into an interest rate swap contract with Keybank to manage its exposure to fluctuations in interest rates on its floating rate credit facility (Note 9d). The interest rate swap contract is a derivative financial instrument designated as a cash flow hedge and changes in its estimated fair value are recognized in accumulated other comprehensive loss (Note 10).

(l)	Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to unused tax losses and income tax reductions and differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(m)	Foreign currency translation

(i)	Change in functional currency

As at December 31, 2010, the Company completed the US dollar financing of its 120 MW Windstar and its 10.5 MW Kingman projects. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries operate changed. As a result of this financing, almost all of its debt as well as all the Company’s revenue will be denominated in United States dollars. The change in functional currency has been accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change. There has been no change in the reporting currency as at December 31, 2010. There has been no change in the amounts reported for 2010, compared to amounts that would have been reported if there had been no change.

(ii)	Integrated foreign operations

To December 31, 2010, the assets and liabilities of integrated foreign operations are translated into Canadian dollars, and translation exchange gains and losses are included in the net loss for the period. From December 31, 2010, the assets and liabilities of the integrated foreign operations will no longer be translated as the integrated foreign operations local currency will be same as the functional and reporting currency, the United States dollar.

(iii)	Self-sustaining foreign operations

To December 31, 2010, the assets and liabilities of foreign operations that are self-sustaining entities are translated into Canadian dollars using the period end exchange rates. From December 31, 2010, the assets and liabilities of those foreign operations that are self-sustaining entities will no longer be translated as the local currency will be the same as the functional currency, the United States dollar. As the parent company’s local currency is the Canadian dollar, the operations of the parent will be translated into United States dollar at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses of the parent company will be translated at the average exchange rates prevailing during the period. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive loss.

(n)	Revenue recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(o)	Stock-based compensation

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

The Company has designated its cash and restricted cash as held-for-trading, which are measured at fair value. Accounts receivable and deposits are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and loans payable are classified as other financial liabilities, which are measured at amortized cost. Changes in fair value of the interest rate swap contract is discussed in Note 2(k) and Note 10.

(r)	New accounting standards not yet adopted

Basis of accounting

Effective January 1, 2011, the Company will convert their basis used for accounting to US generally accepted accounting principles (“US GAAP”). See note 24 for a reconciliation of information prepared using Canadian GAAP to information as it would appear under US GAAP.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

3.	Restricted cash

	2010	2009
	$	$

Restricted term deposits	2,508,432	106,114
Funds from financing arrangements	124,734,138	-
Restricted cash	127,242,570	106,114

The Company has placed US$2,400,000 (2009 - $Nil) to secure a letter of credit totaling US$2,400,000 (2009 - US$Nil) to Southern California Edison (“SCE”) as required by the power purchase agreement (“PPA”) with AERO. The US$2,400,000 will be forfeited as liquidated damages to SCE if initial operation of the Windstar project does not occur by December 31, 2011. $100,000 (2009 - $100,000) plus accrued interest has been placed on deposit to secure corporate credit cards.

On December 9, 2010, the Company entered into a US$204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders (Note 9). On December 15, 2010, pursuant to this agreement US$178,520,000 was drawn from the lenders, US$2,981,795 of cash equity was provided by the Company, and US$56,922,545 was paid for project costs, leaving a balance of US$124,579,250 in a restricted escrow construction account to be used solely for costs related to the Windstar project (Note 9(a)).

4.	Deposits

			December 31, 2010
	Initial	Costs	Remaining
	deposits	incurred	deposits
	$	$	$

RMT	14,335,141	(431,866)	13,903,275
Gamesa	66,584,631	-	66,584,631
Other	1,898,664	-	1,898,664
	82,818,436	(431,866)	82,386,570

In the fourth quarter of 2010, the Company entered into two Engineering, Procurement and Construction Agreements (“EPC’s”) with RMT, Inc. for a total of US$53 million. Pursuant to these agreements, RMT will provide full design, engineering, procurement, construction, and testing for the Windstar and Kingman projects. This would include all engineering, materials, equipment, tools, labor and supervision required to complete those projects. RMT will also perform testing and quality control check on all aspects of the project and supply all other designs, tools, equipment, supplies, parts, consumables and labor required to design and build a fully functioning project (Note 16 (i)).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

4.	Deposits (continued)

In December 2010, the Company entered into two Turbine Supply Agreements (“TSA’s”) with Gamesa for 60 wind turbines for the Windstar project and 5 for the Kingman project for a total contract price of US$167 million (Note 16(h)).

			December 31, 2009
	Initial	Costs	Remaining
	deposits	incurred	deposits
	$	$	$

Gamesa	104,610	-	104,610
Other	341,678	-	341,678
	446,288	-	446,288

5.	Power project development and construction costs

	Windstar	Mesa Wind	Kingman	Yabucoa
	120 MW	50 MW	10.5 MW	30 MW	Total
	$	$	$	$	$

January 1, 2010	2,383,277	313,275	92,065	-	2,788,617
Additions	7,753,105	176,957	950,850	434,649	9,315,561
Foreign exchange	(341,383)	(19,498)	(20,920)	-	(381,801)
December 31, 2010	9,794,999	470,734	1,021,995	434,649	11,722,377

	Windstar	Mesa Wind	Kingman	Yabucoa
	120 MW	50 MW	10.5 MW	30 MW	Total
	$	$	$	$	$

January 1, 2009	959,781	143,612	-	-	1,103,393
Additions	1,423,496	207,894	92,065	-	1,723,455
Foreign exchange	-	(38,231)	-	-	(38,231)
December 31, 2009	2,383,277	313,275	92,065	-	2,788,617

(a)	Windstar 120 MW project

On March 8, 2005, the Company’s wholly-owned subsidiary, AERO, entered into a formal PPA with SCE for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The PPA required that the facility be completed by December 31, 2009. On December 17, 2009, the Company signed an amendment to the PPA that updated the terms to reflect current market conditions and project status.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

5.	Power project development and construction costs (continued)

(a)	Windstar 120 MW project (continued)

On December 9, 2010, the Company entered into a US$204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders and a financing agreement with Rabobank for up to US$55,000,000. The Company also completed transmission, turbine supply, operation and maintenance and balance of plant agreements. Full construction began in December 2010 (Note 9).

The Company has incurred development costs for securing land rights, financing, environmental impacts and wind studies with respect to placement of the wind turbines, engineering and transmission studies related to interconnection, feasibility studies and construction costs prior to project completion.

(b)	Mesa Wind 50 MW redevelopment project

On July 25, 2006, the Company purchased the Mesa Wind project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management (“BLM”) and satisfactory development work was completed so that the site could be redeveloped to 50 MW’s.

On September 21, 2009, the BLM approved the Company’s plan of development, granted a 24 year lease extension to September 22, 2037, approved the US Fish and Wildlife Service biological opinion and issued a favorable Record of Decision.

The Company has incurred initial development costs on this project for environmental impacts and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection.

(c)	Kingman 10.5 MW project

On October 16, 2009 the Company signed a power purchase agreement with UNS Electric, Inc, for a new fully integrated combined wind and solar (photo voltaic “PV”) energy project.

On December 20, 2010, the Company entered into a US$20,200,000 credit agreement with Keybank National Association (“Keybank”). The Company also completed transmission, turbine supply, operation and maintenance and balance of plant agreements. Full construction began in December 2010 (Note 9).

The Company has incurred development costs on this project for financing, environmental impacts and wind studies with respect to placement of the wind turbines, engineering and transmission studies related to interconnection, feasibility studies and construction costs prior to project completion.

(d)	Yabucoa 30 MW project

On August 17, 2010, the Company entered into a lease agreement to secure 400 acres of land for a 30 MW solar project.

In February 2011, the Company signed a 30 MW solar photovoltaic power purchase agreement with Puerto Rico Electric Power Authority (Note 22).

The Company has incurred development costs on this project for financing, environmental impacts studies, engineering and transmission studies related to interconnection and feasibility studies.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

6.	Property and equipment

		December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,653,258	-	9,653,258
Wind turbines and towers	12,598,010	(5,956,589)	6,641,421
Other generating facilities	2,407,465	(1,352,768)	1,054,697
Meteorological towers	348,043	(246,010)	102,033
Furniture and equipment	169,285	(110,971)	58,314
Assets under capital leases (Note 9 (f))	412,474	(259,969)	152,505
	25,588,535	(7,926,307)	17,662,228

		December 31, 2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,565,862	-	9,565,862
Wind turbines and towers	13,146,737	(5,457,575)	7,689,162
Other generating facilities	2,516,185	(1,372,576)	1,143,609
Meteorological towers	348,043	(206,185)	141,858
Furniture and equipment	162,941	(82,287)	80,654
Assets under capital leases (Note 9 (f))	412,474	(177,475)	234,999
	26,152,242	(7,296,098)	18,856,144

The unrealized foreign exchange translation loss in property and equipment for the year ended December 31, 2010 was $1,523,571 (2009 - $1,689,630). Total amortization for the year ended December 31, 2010 was $941,445 (2009 - $1,824,197).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

7.	Goodwill and other intangible assets

		December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,698,323	-	3,698,323
Power purchase agreement	64,650	(51,168)	13,482
Land right-of-way	369,160	(176,455)	192,705
	4,132,133	(227,623)	3,904,510

		December 31, 2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,865,336	-	3,865,336
Power purchase agreement	66,006	(45,777)	20,229
Land right-of-way	385,831	(176,894)	208,937
	4,317,173	(222,671)	4,094,502

The foreign exchange translation loss on goodwill and other intangible assets for the year ended December 31, 2010 was $175,853 (2009 - $692,040). Total amortization for the year ended December 31, 2010 was $14,825 (2009 - $51,187).

8.	Discontinued operations

Income (loss) from discontinued operations is comprised of the following:

	2010	2009	2008
	$	$	$

Grand Manan 20 MW project	-	-	(122,188)
Steel Park 15 MW project	-	-	2,846,235
	-	-	2,724,047

(a)	Grand Manan 20 MW project, terminated in 2006

	2010	2009	2008
	$	$	$
Income/(loss) for the period	-	-	(122,188)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

8.	Discontinued operations (continued)

(b)	Steel Park 15 MW project, terminated in 2006

The results of operations for the last three fiscal periods are as follows:

	2010	2009	2008
	$	$	$

Income/(loss) for the year	-	-	2,846,235

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

The Company has segregated its assets and liabilities related to discontinued operations. The assets and liabilities related to the discontinued operations are as follows:

	2010	2009
	Steel Park	Steel Park
	15 MW	15 MW
	$	$

Accounts payables	260,308	272,063

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

9.	Loans payable

	2010	2009
	$	$

Windstar Senior secured notes (a)	172,320,874	-
Windstar bridge financing (b)	18,681,587	-
Corporate bridge financing ( c)	12,760,110	-
Kingman credit agreement (d)	4,298,751	-
Windstar mortgages (e)	-	163,706
Crane financing contract (f)	111,902	165,390
	208,173,224	329,096
Less: Current portion	14,873,524	144,490
	193,299,700	184,606

(a)	Windstar senior secured notes

The Company entered into a US$204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. As of December 31, 2010, Series A and Series B notes were issued for a total of US$178,520,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%. Interest is due monthly. A commitment fee of 1.25% per annum is also charged on the Series C notes that have not been utilized. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date. $6,699,207 in finance fees (including warrants valued at $652,728) directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction. As at December 31, 2010, $293,664 of the finance fees has been amortized and capitalized under construction in progress.

The funds from the notes are solely for project costs related to the Windstar project and are held in a restricted escrow construction account (Note 3). On a monthly basis, the Company applies for the funds to be released from the escrow account to pay for specified construction costs.

The notes are secured by a first lien on all the project assets including restricted cash amounts.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

9.	Loans payable (continued)

(b)	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to US$55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the US Department of Energy cash grant described below but no later than July 31, 2012. As at December 31, 2010, Rabobank had funded US$25,000,000. $6,679,318 in finance fees (including warrants valued at $2,077,915) directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly. As at December 31, 2010, $292,792 of the finance fees has been amortized and capitalized under construction in progress.

The proceeds of the letter of credit are to be used to pay specified project costs incurred by Windstar Energy.

The borrowers have the option to make prepayments at any time. Mandatory prepayments are made when Windstar receives any amounts related to the cash grant; and any distributions to which Windstar Energy and borrowers are entitled under the Note Purchase Agreement and Intercreditor Agreement. No amounts repaid can be re-borrowed.

The loan is secured by a first lien on the cash grant proceeds and Windstar Holding’s equity interest in Windstar Energy and a second lien on all the assets of Windstar Energy. The cash grant is a US Federal Government program to encourage renewable energy development through a 30% cash grant paid by the US Department of Energy and is part of the American Recovery and Reinvestment Act of 2009.

(c)	Corporate bridge financing

On January 15, 2010, the company entered into two corporate loan agreements with two institutional investors for a total of US$2,500,000. The loans bear interest at 10% per annum, compounded monthly. The loans are due on January 15, 2011. The loans are secured by the Company’s property. $814,722 in finance fees (including bonus shares and finders warrants valued at $625,000 and $105,000, respectively) directly related to the bridge financing has been netted against the loan and will be amortized over the life of the loan. As at December 31, 2010, $781,240 of the finance fees has been amortized and capitalized under construction in progress. In January 2011, the loans were amended to reflect a new due date of January 15, 2012 (Note 22).

On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of US$2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan is due on June 30, 2011. The loan is secured by the Company’s property. $669,609 in finance fees (including bonus shares and finders warrants valued at $500,000 and $94,000, respectively) directly related to the bridge financing has been netted against the loan and will be amortized over the life of the loan. As at December 31, 2010, $313,707 of the finance fees has been amortized and capitalized under construction in progress.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

9.	Loans payable (continued)

(c)	Corporate bridge financing (continued)

In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of US$9,500,000. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. The loans are secured by the Company’s property. US$900,000 in bonus interest was paid to one of the institutional lenders and $4,500 in finance fees were paid directly related to the financing. These payments have been netted against the loan and will be amortized over the life of the loan. As at December 31, 2010, $46,208 of the finance fees has been amortized and capitalized under construction in progress. Another US$1,000,000 in bonus payments is due to the other institutional lender on December 9, 2011 of which $63,070 has been accrued at December 31, 2010.

(d)	Kingman credit agreement

The Company signed a credit agreement with Keybank that will provide the Company with a US$4,200,000 Treasury Grant Loan and a Construction Loan facility of up to US$16,000,000. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest is due quarterly. $2,349,347 in finance fees directly related to the financing has been netted against the loan and will be amortized over the estimated period of construction. As at December 31, 2010, $64,366 of the finance fees has been amortized and capitalized under construction in progress.

On the conversion date, or the date at which certain conditions have been met, including project construction completion, the Construction Loan outstanding will automatically convert to a Term loan. From conversion date, the applicable margin with respect to the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

The Treasury Grant Loan is due according to certain criteria relating to the receipt of the Treasury Grant but no later than December 20, 2011.

The funds from the loans are held in a restricted escrow construction account. On a monthly basis, the Company applies for funds to be released from the escrow account to pay for specified construction costs.

The loans are secured by a first lien on all of the assets of Kingman.

In connection to the Term loan, the Company entered into an interest rate swap contract with Keybank that fixes the average interest rate for the term loan to under 7% per annum and will commence on term conversion date (Note 10).

(e)	Windstar mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California. The mortgages were repayable in blended monthly payments with interest at rates from 6.5% or 8% and with terms of three or four years. The mortgages were secured by first charges on the land. The mortgages were repaid in full by December 31, 2010.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

9.	Loans payable (continued)

(f)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of US$111,800 at December 31, 2010 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

(g)	Loan agreement with RMT

The Company entered into a loan agreement with RMT for US$4,400,000.

The loan bears interest at the lesser of six percent per annum or the highest rate permitted by applicable law. The loan is secured by a second lien on all of the assets of the Company. As at December 31, 2010, the Company had not drawn on this loan.

(h)	Loan payable

Principal payments due in the next five years are as follows:

$

2011	14,873,524
2012	23,484,340
2013	7,509,684
2014	6,968,479
2015	12,077,411
Thereafter	143,259,786
208,173,224

10.	Interest rate swap contract

On December 21, 2010, the Company entered into an interest rate swap contract that provides for quarterly settlements from July 18, 2011 to July 18, 2018. Pursuant to the interest rate swap agreement, the Company will receive interest on a notional amount at USD LIBOR from the counterparty and will pay interest on a notional amount at an interest rate of 3.525%. The notional amount is US$16,000,000 and is reduced in amounts based on the scheduled principal repayments on the US$16,000,000 Keybank floating rate term loan over the life of the interest rate swap. The Company and the counterparty net settle the amount owing on a quarterly basis commencing December 30, 2011.

On December 21, 2010, the Company designated the interest rate swap as an accounting cash flow hedge of the interest rate exposure on the Keybank floating rate term loan for the period from July 18, 2011 to July 18, 2018. While the fair value of the interest rate swap contract continues to be recognized on the balance sheet at each period end, the changes in the fair value of the effective portion of the interest rate swap contract is recorded from December 21, 2010 onwards in accumulated other comprehensive income until such time as the gain or loss is realized, at which time the gain or loss is reclassified to net earnings/(loss). The change in the fair value of the ineffective portion of the interest rate swap contract is recorded in net earnings/(loss). See also Note 20 (d).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

11.	Asset retirement obligation

On July 25, 2006, the Company acquired a land right-of-way that was to expire on January 26, 2013 from the Bureau of Land Management. The right-of-way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right-of-way unless renewed by the Company. On September 21, 2009, the Company’s BLM right-of-way was extended to September 22, 2037, which extends the date to remove all buildings, equipment, machinery and materials from the site and reduces the current value of the obligation.

The changes in the asset retirement obligation liability are as follows:

	2010	2009
	$	$

Balance, beginning of period	75,575	1,222,898
Adjustment due to right of way extension	-	(1,006,607)
Accretion	7,011	42,297
Foreign exchange difference	(3,465)	(183,013)
Balance, end of period	79,121	75,575

The total undiscounted amount of the estimated cash flows of the asset retirement obligation, which is expected to be paid in 2037, is $821,243. The asset retirement obligation was calculated using a discount rate of 9.42% per annum.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

12.	Income taxes

	2010	2009	2008
	$	$	$
Income taxes (recovery)
Current	-	(194,332)	3,834
Future	(11,483,879)	(781,871)	(711,242)
	(11,483,879)	(976,203)	(707,408)

The items accounting for the difference between income taxes computed at the statutory rate of 29% (2009 - 30.0%; 2008 - 31.0%) and the provision for income taxes are as follows:

	2010	2009	2008
	$	$	$
Loss from continuing operations before income tax	(9,454,001)	(5,999,365)	(5,700,730)

Computed tax recovery at statutory rate	(2,741,661)	(1,799,810)	(1,767,226)
Increase (decrease) resulting from permanent differences
Stock-based compensation	334,358	367,979	457,279
Foreign exchange translation	(360,573)	(18,133)	205,718
Adjustment to prior year's net operating losses	-	253,740	730,974
Other	(636,012)	562,044	157,636
U.S. and Canadian tax rate difference	(501,251)	(266,973)	(416,061)
Change in valuation allowance	(7,578,740)	(75,050)	(75,728)
Income tax recovery	(11,483,879)	(976,203)	(707,408)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

12.	Income taxes (continued)

Significant components of the Company’s future income taxes were as follows:

	2010	2009	2008
	$	$	$
Future income tax assets
Power project construction costs	4,129,731	-	-
Asset retirement obligation	31,905	30,228	489,159
Other	4,772	16,601	-
Share issue costs	1,557,040	539,351	551,528
Finance costs	2,030,326	485,473	571,119
Net operating losses carryforward	3,646,127	6,753,229	6,288,126
	11,399,901	7,824,882	7,899,932
Valuation allowance	(246,142)	(7,824,882)	(7,899,932)
Future income tax assets	11,153,759	-	-
Future income tax liabilities
Property and equipment	(2,509,754)	(2,923,274)	(4,245,384)
Other	(77,705)	(116,862)	(145,695)
	(2,587,459)	(3,040,136)	(4,391,079)
Net future income tax asset (liability)	8,566,300	(3,040,136)	(4,391,079)

In assessing the realizability of future income tax assets (“FITA”), management considers whether it is more likely than not that some portion or all of the FITA will not be realized. The ultimate realization of FITA is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2010, the Company does believe it meets the criteria to recognize certain FITA since the close of the Windstar and Kingman financing provided substantial available evidence that there is a very strong likelihood that the FITA will be realized in the foreseeable future. The valuation allowances primarily arose from non-capital loss carryfowards from deductible temporary differences and operating losses relating to the Windstar and Kingman development costs that were expensed in previous years.

At December 31, 2010, the Company has total non-capital loss carryforwards for U.S. federal income tax purposes of approximately US$4,672,802 which expire at various times commencing in 2022. Non-capital loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non-capital loss carryforwards of approximately $3,104,302 which expire as follows:

$

2011	-
2012	-
2013	-
2014	-
2015 and thereafter	3,104,302
3,104,302

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

13.	Share capital

(a)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The conditions for release of these shares are complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2009, 75,002 shares were released and then a further 75,001 shares were released on both June 4, 2010 and December 4, 2010, leaving a balance of 449,994 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. 5% of the total original escrow shares have been released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(b)

On January 15, 2010 and July 29, 2010, the Company issued 352,534 and 463,471 bonus shares at a price of $1.46 and $0.92 per share respectively in connection with the corporate loans received in the period totaling US$2.5 million and US$2 million respectively.

(c)

In July 2010, the Company closed two brokered private placements of 1,028,800 Units and 1,564,500 Units at a price of $1.10 per Unit for total gross proceeds of $2,852,630. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.50 per share after the hold period expires on October 31, 2010 and November 6, 2010 respectively and at any time on or prior to the close of business on June 30, 2012 and July 6, 2012 respectively.

(d)

On November 30, 2010, the Company closed the first tranche of the non-brokered private placement and issued 914,482 units at a price of $1.00 per unit for gross proceeds of $914,482. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of two years at a price of $1.25 per share. The securities are subject to a hold period which expires on March 31, 2011.

(e)

On December 17, 2010, the Company closed the second tranche of the non-brokered private placement and issued 1,385,518 units at a price of $1.00 per unit for gross proceeds of $1,385,518. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of two years at a price of $1.25 per share. The securities are subject to a hold period which expires on April 18, 2011.

(f)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 9,908,756 common shares representing 20% of the issued and outstanding shares as at the June 18, 2010 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest 18 months from the date of grant and expire ten years from the date of grant.

The Company recorded $1,152,958 of stock-based compensation expense during the year ended December 31, 2010 (2009 - $1,226,595; 2008 - $1,475,093).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

13.	Share capital (continued)

(f)	(continued)

A summary of stock option information as at December 31, 2010 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$
Options outstanding at January 31, 2008	4,275,000	1.45
Granted	2,537,400	1.47
Exercised	(625,926)	1.19
Forfeited	(75,000)	1.54
Cancelled	(337,400)	2.29
Expired	(650,000)	2.01
Options outstanding at December 31, 2008	5,124,074	1.37
Granted	100,000	1.11
Forfeited	(274,074)	1.33
Expired	(550,000)	1.42
Options outstanding at December 31, 2009	4,400,000	1.36
Granted	3,400,000	1.13
Exercised	(400,000)	1.28
Options outstanding at December 31, 2010	7,400,000	1.26

			average
		Weighted	remaining		Weighted
	Number of	average	contractual	Number of	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
$		$			$

1.09 - 1.32	4,150,000	1.13	4.31	1,887,000	1.19
1.33 - 1.54	3,250,000	1.41	2.98	3,100,000	1.40
	7,400,000	1.26	3.73	4,987,000	1.32

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

13.	Share capital (continued)

(g)

The fair value of the Company’s stock-based awards granted to employees, non-employee directors and consultants for the years ended December 31, 2010, 2009 and 2008 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2010	2009	2008

Expected life (in years)	5	5	5
Risk-free interest rate	3%	3%	3%
Expected stock volatility	86%	91%	86%
Dividend yield	0%	0%	0%

The weighted average fair value per stock option granted during the year ended December 31, 2010 was $0.96 (2009 - $0.79; 2008 - $0.75).

(h)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation as follows:

	2010	2009	2008
	$	$	$

Cost of sales	1,078	6,264	9,640
General and administration	813,600	775,441	938,077
Project development	338,280	444,890	527,376
	1,152,958	1,226,595	1,475,093

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Warrants

Share purchase warrants outstanding as at December 31, 2010:

Number of		Amount	Exercise
warrants (i)		($)	price	Expiry date
			$
692,759	(vii)	412,973	1.25	December 17, 2012
17,500	(vii)	11,824	1.00	December 17, 2012
3,000,000	(vi)	2,077,915	1.00	December 9, 2012
464,241	(v)	196,259	1.25	November 30, 2012
57,013	(v)	30,083	1.00	November 30, 2012
311,303	(iii), (iv)	177,284	1.15	July 19, 2012
782,250	(iv)	386,608	1.50	July 6, 2012
514,400	(iv)	300,866	1.50	June 30, 2012
98,981	(ii)	96,167	1.82	January 15, 2012
579,305	(ix)	263,471	1.00	June 5, 2011
150,037	(ix)	44,577	1.00	May 12, 2011
100,000	(ix)	29,200	1.00	May 11, 2011
1,036,000	(viii), (ix)	302,995	1.00	May 5, 2011
291,098	(viii), (ix)	146,546	0.65	May 5, 2011
8,094,887		4,476,768

(i)	Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted during the years ended December 31, 2010 and 2009 were issued in conjunction with loans and private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On January 15, 2010, the Company entered into two corporate loan agreements totaling US$2,500,000. Pursuant to the loan the Company granted 98,981 Finder’s Warrants to PI Financial Corp., who acted as an advisor on the loan, exercisable into common shares at any time before January 15, 2012 with an exercise price of $1.82 per share. Included in total issuance costs is a cash commission to PI Financial Corp. equal to 7% of the loan amount.

(iii)

On June 30, 2010, the Company entered into a corporate loan agreement totaling US$2,000,000. Pursuant to the loan the Company granted 129,772 Finder’s Warrants to PI Financial Corp., who acted as an advisor on the loan, exercisable into common shares at any time before July 19, 2012 with an exercise price of $1.15 per share. Included in total issuance costs is a cash commission to PI Financial Corp. equal to 7% of the loan amount.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Warrants (continued)

(iv)

In July 2010, the Company closed two brokered private placements of 1,028,800 Units and 1,564,500 Units at a price of $1.10 per Unit for total gross proceeds of $2,852,630. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.50 per share after the hold period expires on October 31, 2010 and November 6, 2010 respectively and at any time on or prior to the close of business on June 30, 2012 and July 6, 2012 respectively. The Company also granted 181,531 Broker’s Warrants exercisable into common shares at any time before July 19, 2011 with an exercise price of $1.15 per share. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(v)

On November 30, 2010 the Company closed a non-brokered private placement of 914,482 units at a price of $1.00 per unit for total gross proceeds of $914,482. Each unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.25 per share after the hold period expires on March 31, 2011. The Company also granted 64,013 Broker’s Warrants exercisable into Units at any time before November 30, 2012 with an exercise price of $1.00 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(vi)

On December 9, 2010, the Company issued 3,000,000 warrants to Rabobank in connection with the closing of the Windstar bridge financing (Note 9(b)). The warrants entitle the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on April 10, 2011 and at any time on or prior to the close of business on December 9, 2012.

(vii)

On December 17, 2010 the Company issued to management, employees and directors, by way of non-brokered private placement, 1,135,518 Units at a price of $1.00 per Unit for gross proceeds of $1,135,518. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.25 per share after the hold period expires on April 18, 2011 and at any time on or prior to the close of business on December 17, 2012.

On December 17, 2010, the Company closed a non-brokered private placement of 250,000 units at a price of $1.00 per unit for total gross proceeds of $250,000. Each unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.25 per share after the hold period expires on April 18, 2011 and at any time on or prior to the close of business on December 17, 2012. The Company also granted 17,500 Broker’s Warrants exercisable into Units at any time before December 17, 2012 with an exercise price of $1.00 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(viii)

For the year ended December 31, 2010 a total of 200,000 Broker warrants were exercised at $0.65 and one half of one share purchase warrant was issued for each broker unit exercised. The recorded value of the broker warrants previously reflected the value of the one half of one share warrant.

For the year ended December 31, 2010 a total of 1,410,284 warrants were exercised at a price of $1.00.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

14.	Warrants (continued)

(ix)

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

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in Tehachapi, California. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009	2008

Expected life (in years)	2	2	2
Risk-free interest rate	2%	1%	3%
Expected stock volatility	82%	106%	88%
Dividend yield	0%	0%	0%

The Company had net income for the year ended December 31, 2010 and incurred losses for the years ended December 31, 2009 and 2008. As at December 31, 2010, the dilutive effect of the stock options and warrants were 683,077 shares and 1,569,304 respectively resulting in a diluted average number of common shares of 53,119,267. The stock options and share purchase warrants, as disclosed in Note 13 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive in 2009 and 2008.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

15.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	2010	2009	2008
	$	$	$

Directors' fees	61,500	63,000	104,000
Consulting fees	1,326,271	1,578,688	1,447,597
Bonuses	4,568,000	-	-
Secretarial	36,000	36,000	36,000
Interest	-	-	(226,359)
Other	-	-	39,576
	5,991,771	1,677,688	1,400,814

(b)

Bonuses of $4.6 million (2009 - $Nil) were accrued/paid to officers and directors for the successful financing of the Windstar and Kingman projects and expensed during the year. As at December 31, 2010, the Company had only two employees, and remunerates all officers, directors, and other individuals by way of consulting fees.

(c)

As at December 31, 2010, the Company had an account receivable of $88,226 (2009 - $88,226) with a company that had a common director in the prior year but is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(d)	As at December 31, 2010, the Company had an accounts receivable of $Nil (2009 - $12,395) to an officer and director of the Company.

(e)	As at December 31, 2010, the Company advanced directors fees of $7,500 (2009 - $9,000).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

16.	Commitments

		Within 1	2 to 3	4 to 5	More than
	Total	year	years	years	5 years
	$	$	$	$	$

Right of way agreement (a)	815,140	88,894	161,388	161,388	403,470
Office leases (b) (c)	99,930	87,354	12,576	-	-
Management contract (d)	223,000	223,000	-	-	-
Operations and maintenance agreement (e) (f)	30,807,950	189,067	1,498,883	5,280,000	23,840,000
Interconnection agreement (g)	4,500,000	2,000,000			2,500,000
Turbine supply agreement (h)	99,904,041	84,416,817	15,487,224	-	-
Engineering, procurement and construction agreement (i)	39,075,130	39,075,130	-	-	-
	175,425,191	126,080,262	17,160,071	5,441,388	26,743,470

(a)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company also has an obligation to remove foundations and equipment on the termination of the land right-of-way agreement (Note 11).

(b)

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. The base rent is $3,570 per month and operating costs are approximately $2,700 per month.

(c)

The Company entered into a lease agreement for office space in Tehachapi, California that expired July 2010 and renewed the lease on August 1, 2010 to end July 31, 2011. The base rent is US$1,700 per month thereafter.

(d)

The Company has entered into an operations and maintenance agreement with Green Energy Maintenance Corp. (“GEM”) that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of US$219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

(e)

The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”) for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. Starting the third year after the Commencement date during the warranty period for the Windstar project, the Company will pay an annual fixed fee of US$44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year after the Commencement date. After the initial five year warranty period, an additional US$25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

During the warranty period for the Kingman project, the Company will pay an annual fixed fee of US$59,000 per turbine for a period of two years.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

16.	Commitments (continued)

(f)

On November 30, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of US$75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months months from the date on which GEM occupies the project site.

On December 17, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of US$38,400 per year and an O&M service fee paid monthly based on a approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

(g)

On November 11, 2010, the Company entered into a Common Facilities Agreement with Sky River, LLC. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of US$2,000,000 is due 120 days after the Initial Operations Date under the PPA and a second payment of US$2,500,000 on the tenth anniversary of such date.

(h)

On November 30, 2010, the Company entered into a Turbine Supply Agreement with Gamesa Wind US LLC related to the Windstar project, Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit totaling US$61,930,831 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the remaining 10% is due on the earlier of the receipt of the cash grant or ninety days after initial operation under the power purchase agreement.

On December 17, 2010, the Company entered into a Turbine Supply Agreement with Gamesa Wind US LLC related to the Kingman project. Pursuant to this agreement, the Company is obligated to pay for the supply of turbine generators for the project. An initial deposit of US$4,653,800 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site and the final 10% is due on substantial completion which is expected in 2011.

(i)

On November 30, 2010 the Company entered into a $45 million engineering, procurement and construction agreement with RMT Inc. as the contractor during construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of US$10,335,141 in December 2010. The remainder of the contract price will be paid throughout the construction period.

On December 17, 2010, the Company entered into a $7.9 million engineering, procurement and construction agreement with RMT Inc. as the contractor during the construction of the Kingman project. Pursuant to this agreement, the Company paid an initial deposit of US$4,000,000 in December 2010. The remainder of the contract price will be paid throughout the construction period.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

17.	Contingencies

As at December 31, 2010, the Company had only two employees, and remunerates all officers, directors, and other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

18.	Non-cash financing activities

During the year ended December 31, 2010, the Company issued 352,534 and 463,471 shares at a value of $1.46 and $0.92 per share respectively as bonuses for loan commitments totaling US$4,500,000.

During the year ended December 31, 2009, the Company issued 1,521,601 shares at a price of $0.89 per share as partial payment for the settlement of land purchases located in Tehachapi, California.

19.	Economic dependence

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

20.	Financial instruments (continued)

(a)	Categories of financial assets and liabilities (continued)

  Accounts payable, accrued liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate their fair value at December 31, 2010 and 2009 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 9, are exposed to interest rate risk. The Company mitigates this risk by fixing certain interest rates upon the inception of the debt. The effective and fair value interest rates for loans payable, other than the senior secured notes, are estimated to be the same and for the senior secured notes are substantially the same at December 31, 2010. Therefore, the carrying value of the loans payable reflects the amortized value.

(b)	Derivative instruments and hedging activities

The Company uses an interest rate swap contract to manage its exposure to fluctuations in interest rates over the 7 year period of the floating rate portion of the long-term debt related to the Kingman project. This contract is carried at fair value and was determined based on valuations obtained from the counterparty.

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At December 31, 2010, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 9 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 9(h), and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 21, the Company does not have any financial covenants relating to its financial liabilities as at December 31, 2010. This risk management strategy is unchanged from the prior year.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

20.	Financial instruments (continued)

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk (continued)

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Now that Windstar and Kingman projects are under construction, the US dollar based assets and liabilities will increase further, so effective December 31, 2010, the Company changed its functional currency to US dollars. For 2011, the Company will also change to US dollar financial reporting so when combined with the change to US dollar functional currency, the Company’s foreign exchange exposure will now be its Canadian dollar exposure which is expected to be relatively insignificant. Based upon the net assets of the Company’s self-sustaining operations as at December 31, 2010, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $25,000 impact to accumulated other comprehensive income (“AOCI”). The Company will have insignificant Canadian dollar exposure for its integrated subsidiaries within the group. Therefore a 1% change in the Canadian dollar-U.S. dollar would result in an insignificant impact to net income.

The Company is exposed to interest rate risk through its variable rate Windstar bridge financing and Kingman credit agreement (Note 9). This risk is partially mitigated through a seven year interest rate swap (Note 20(b)). As Windstar and Kingman are both in construction, all interest related to the variable interest rate debt is being capitalized as finance costs and have no effect on net earnings or equity until construction completion. Based on balances as at December 31, 2010, a 100 basis point change in interest rate would have changed power project development and construction costs and accrued interest by US$13,000.

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

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

20.	Financial instruments (continued)

(d)	Fair value hierarchy

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

  Level 3 of the fair value hierarchy includes prices or valuation techniques that require inputs that are not based on observable market data.

As of December 31, 2010 the undernoted were reported at fair value.

	$	$	$	$

Cash	1,120,373	-	-	1,120,373
Restricted cash	127,242,570	-	-	127,242,570
Interest rate swap contract	-	(476,570)	-	(476,570)
	128,362,943	(476,570)	-	127,886,373

21.	Capital disclosures

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

	2010	2009
	$	$

Total loans payable including current portion	208,173,224	329,096
Shareholders’ equity	35,600,874	24,843,162
Total debt and equity	243,774,098	25,172,258

Debt to equity ratio, end of period	5.85	0.01

The Company had no financial covenants that would have required compliance as at December 31, 2010.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

22.	Subsequent events

Subsequent to December 31, 2010 and prior to April 11, 2011, a total of 2,305,979 warrants were exercised ranging in price from $0.65 per share to $1.50 per share for total proceeds of $2,490,713.

On January 15, 2011, the Company signed two amended loan agreements for the two corporate loans with two institutional investors totaling US$2,000,000 and US$500,000. The amended loan agreements are for US$2,210,000 and US$552,358 respectively. The new loan amounts include the total amount of the original loans plus accrued interest. The loans bear interest at 10% and 12% per annum, compounded monthly respectively. These loans also include bonus payments due at maturity of US$442,000 and US$138,089 respectively. These loans are due on January 15, 2012.

On January 31, 2011, the Company issued 1,000,000 warrants with an exercise price of $1.00 per share and an expiry date of January 31, 2013 to the institutional lenders related to the Windstar project financing.

On February 22, 2011, the Company entered into a ground lease with Rocking Chair Ranch, Inc. in Navajo, Arizona. The property will be used solely for wind energy purposes. The lease extends for a period of up to 30 years. A US$50,000 deposit was made in March 2011 and 30 days following the operations commencement date, the Company shall issue to Rocking Chair Ranch, Inc. common stock of the Company with an aggregate market value of US$250,000. Rent will be based on the greater of the percentage rent or the minimum guaranteed payment of $5,000 per MW per lease year. The percentage rent will be based on the project’s gross revenues multiplied by the applicable base percentage which will be 6% in lease years 1 to 10, 6.5% for lease years 11 to 20 and 7% for lease years 21 to 30.

In February 2011, the Company signed a 30 MW solar photovoltaic power purchase agreement with the Puerto Rico Electric Power Authority (“PREPA”) for a term of 20 years commencing the Commercial Operations Date.

In April 2011, the Company made a US$500,000 interconnection financial security deposit with SCE related to possible interconnection system upgrades necessary to accommodate the Mesa repower.

23.	Segmented information

The Company is primarily involved in the acquisition and development of wind farms in the United States and, accordingly, has one reportable segment.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

24.	Reconciliation of Canadian and United States generally accepted accounting principles (As Restated)

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in some respects from generally accepted accounting principles in the United States (“US GAAP”).

(b)	The significant differences between Canadian and US GAAP that affect the Company’s consolidated financial statements are summarized below:

Reconciliation of balance sheet items

	2010	2009
	$	$

As reported total assets per Canadian/US GAAP	254,448,692	29,202,080
Power, project development and construction costs adjusted for warrants (note - 24(c))	535,399	-
Restated total assets per US GAAP	254,984,091	29,202,080
As reported total liabilities under Canadian/US GAAP	218,847,818	4,358,918
Warrants (note - 24(c))	6,429,869	-
Restated total liabilities under US GAAP	225,277,687	4,358,918

As reported shareholders' equity per Canadian/US GAAP	35,600,874	24,843,162
Retained deficit (warrant reclassification - note 24(c))	(1,417,702)	-
Warrants (note - 24(c))	(4,476,768)	-
Restated shareholders' equity under US GAAP	29,706,404	24,843,162

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

24.	Reconciliation of Canadian and United States generally accepted accounting principles (continued) (As Restated)

(c)	Restatement of share purchase warrants

Under Canadian GAAP, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity on the Company’s financial statements. Under US GAAP, in accordance with ASC 815, Derivatives and Hedging, all share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability and measured at its fair value. As a result, the Company has restated its December 31, 2010 US GAAP retained deficit of $1,417,702 to reflect the mark to market impact related to the fair value of these warrants. Basic and diluted earnings per share remain unchanged as previously reported.

Reconciliation of consolidated statement of cash flows and consolidated statement of operations is not presented since there are no significant differences to report.

(d)	Additional disclosure required by US GAAP operations in a foreign country

The Company is subject to numerous risks relating to the conduct of business in a foreign country, including, without limitation, economic, political and currency risk. Any of these risks could have a significant impact on the Company’s operations.

The Company’s US branch and its subsidiaries, Western Wind Energy US, Mesa Wind, Windstar Holding, Windstar Holding II and Kingman are subject to U.S. tax.

(e)	Income tax and uncertain tax positions

US GAAP requires the Company recognize in its consolidated financial statements only those tax positions that are “more-likely-than-not” of being sustained based on the technical merits of the position. Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would be have a material impact on the Company’s financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of December 31, 2010. Management is currently unaware of any issues under review that could results in significant payments, accruals or material deviations from its position.

(f)	Recently issued accounting pronouncements

Accounting Standards Codification (“ASC”) (“ASC 105”)

In July 2009, FASB's ASC became the single official source of authoritative, non-governmental GAAP in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (the "SEC"). This guidance is effective for interim and annual periods ending after September 15, 2009. The Company's accounting policies are not affected by the conversion to the ASC. However, references to specific standards have been changed to refer to the appropriate sections of the ASC.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

24.	Reconciliation of Canadian and United States generally accepted accounting principles (continued) (As Restated)

(f)	Recently issued accounting pronouncements (continued)

Variable Interest Entities (“ASC 810”)

In June 2009, the FASB issued Accounting Standards Update 2009-17 “Amendments to FASB Interpretation No. 46(R)” (“ASU 2009-17”) (subsequently codified in ASC Topic 810). ASU 2009-17 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”), as a result of the elimination of the qualifying special-purpose entity concept in Accounting Standards Update 2009-16 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140" (“ASU 2009-16”); and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. ASU 2009-17 was effective at the start of a Company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The adoption of ASU 2009-17 did not have an impact on the Company’s financial reporting.

Accounting for Transfers of Financial Assets (“ASC 860”)

In June 2009, the FASB issued ASU 2009-16. ASU 2009-16 amends ASC Topic 860 (formerly SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”), by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. ASU 2009-16 was effective at the start of a company’s first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The adoption of ASU 2009-16 did not have an impact on the Company’s financial reporting.

Improving Disclosures about Fair Value Measurements (“ASC 820”)

In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures about Fair Value Measurements", which amends ASC 820 to add new requirements for disclosures about transfers into and out of Level 1 and 2 measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. This ASU also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, this ASU amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. This standard is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the required provisions of this standard during the first quarter of 2010 (see Note 20).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WESTERN WIND ENERGY CORP.

By:	“Jeffrey J. Ciachurski”
Jeffrey J. Ciachurski
CEO and Director

Dated this 27 day of June, 2011.