Form 40-F
period 2011-12-31
WESTERN WIND ENERGY CORP
filed 2012-03-30
CIK 1271131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT
OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2011

Commission File Number 000-50488

WESTERN WIND ENERGY CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

4911
(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable
(I.R.S. Employer Identification Number (if applicable))

1326 – 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
(604) 685-9463
(Address and telephone number of Registrant’s principal executive offices)

Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7715
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form	[ X ] Audited annual financial statements

At December 31, 2011, the Registrant had outstanding 60,702,947 Common Shares, without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
YES [ X ] NO [   ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, every Interactive Data File required to be submitted or posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
YES [ X ] NO [   ]

EXPLANATORY NOTE

Western Wind Energy Corp. (the “Corporation”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Corporation are accordingly under the Exchange Act exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Corporation prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The Corporation began reporting in accordance with U.S. GAAP on January 1, 2011 and formerly reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Comparative figures, previously reported under Canadian GAAP, have been restated to comply with U.S. GAAP. All information is stated in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of applicable securities laws. These statements appear in a number of different places and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to our future market size, our business, and our future operating performance. When the words “may”, “should”, “will” “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, and “project”, or the negatives of such terms or similar expressions are used, they are intended to identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding management’s expectations regarding the future operations and developments; forecasts of future costs and expenditures; evaluation of market conditions; the outcome of legal proceedings; the adequacy of reserves; the ability of Western Wind to redevelop older existing wind generating facilities on a profitable basis; our expectation that we will develop projects in the United States and Canada; Western Wind’s belief that green credits have the potential to evolve into a significant source of revenue; Western Wind’s plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind or solar energy facilities; Western Wind’s belief that incentives in its industry should have a positive long-term effect on its business and the wind energy industry in general; management’s belief that Western Wind’s cash on hand and operating cash flows from the Windstar, Kingman, Mesa and Windridge generating facilities will be sufficient to fund its general and administration and project development expenditures; our expectation that the first distributions from the Kingman and Windstar generating facilities will occur in June 2012 and September 2012, respectively; our expectation that development projects will be attractive to potential finance partners; management’s belief that the Mesa and Windridge generating facilities acquired by Western Wind can be redeveloped on a profitable basis and can continue to generate cash flow prior to redevelopment; our ability to acquire or lease additional contiguous land parcels to further increase the capacity of the individual projects; our plan to continue raising capital through institutional sources; our expectation that the 30MW Yabucoa Solar project will be placed in service by the credit termination date being December 31, 2016 and will qualify for the minimum 5% safe harbor provision of Section 1603 of the American Recovery and Reinvestment Act of 2009; or other business plans.

You are cautioned that any such forward-looking statements are not guarantees that any of our projects or business operating units, divisions, subsidiaries, or affiliates will achieve any particular financial results. Our actual results may differ from those contained in the forward-looking statements due to risks or uncertainties facing us or due to facts differing from the assumptions underlying our predictions. Some of those risks and assumptions are set out under “Risk Factors” outlined in the Corporation’s Annual Information Form for the year ended December 31, 2011, a copy of which is attached as Document 1 hereto, and include, but are not limited to, operating risks; environmental and weather risks; competitive risks; regulatory risks; employment risks; enforcement risks; legal risks; securities and financial risks; compliance costs; the Corporation’s ability to make effective acquisitions and successfully develop and integrate new acquisitions; pricing and other political pressures; the Corporation’s ability to manage its growth successfully; the Corporation’s ability to finance the development or construction costs of building wind and solar generating facilities; the Corporation’s ability to obtain access to the transmission lines necessary to deliver the power it produces and sells; the Corporation’s ability to secure new power purchase agreements and to fulfill its obligations to utilities under its current agreements; equipment failure risks; the Corporation’s ability to continue as a going concern; the Corporation’s ability to hire and retain qualified personnel and contractors; and the ability of U.S. residents to enforce civil judgments against the Corporation in Canada.

The Corporation advises you that the cautionary remarks included under the heading “Risk Factors” in the Annual Information Form for the year ended December 31, 2011 expressly qualify, in their entirety, all forward-looking statements attributable to the Corporation or persons acting on its behalf. Unless required by law, the Corporation does not assume any obligation to update forward-looking statements, whether based on unanticipated events, changes in expectations, or otherwise. You should not place undue reliance on any forward-looking statements, which apply only as of the date of this annual report.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the year ended December 31, 2011 is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2011 and 2010, including the report of the Independent Registered Chartered Accountants with respect thereto, are filed as Document 2 and incorporated by reference in this annual report on Form 40-F.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations is filed as Document 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Corporation may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Corporation’s annual filings and interim filings and other reports filed or submitted under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Corporation’s reports is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e) under the Exchange Act, the Corporation evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2011. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this annual report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in Commission rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation and its subsidiaries to disclose material information otherwise required to be set forth in the Corporation’s periodic reports. The Corporation’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Corporation files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Management Report on Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

In designing and evaluating the Corporation’s internal controls over financial reporting, the Corporation’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of the Corporation’s internal controls over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control -Integrated Framework for Smaller Public Companies. Based on this assessment, management believes that, as of December 31, 2011, the Corporation’s internal controls over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Corporation’s registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by the Corporation’s registered public accounting firm because the Corporation is a smaller reporting company.

Changes in Internal Controls Over Financial Reporting

The Corporation’s internal controls and procedures over financial reporting have changed due to the addition of an Accounts Payable Administrator and an Assistant Controller during 2011. These additions will allow the Corporation to have further segregation of duties and give it additional resources in the accounting and finance department.

In addition, due to growth, the Company created the new role of Senior Vice-President Project Finance to complement the continuing role of Chief Financial Officer. Both were staffed as internal appointments.

No other changes in the Corporation’s internal controls or other factors that have materially affected, or are reasonably likely to materially affect, these controls have occurred during the year ended December 31, 2011.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

Members of the Corporation’s Audit Committee have broad financial experience gained through prior board memberships, establishing and operating their own businesses, as well as through prior general management experience. The Corporation believes that collectively, the members of its Audit Committee have the requisite financial skills and expertise to enable them fully to carry out their responsibilities. In particular, the Board has determined that Robert C. Bryce is an “audit committee financial expert” as defined in Form 40-F.

CODE OF ETHICS

On June 6, 2008, the Corporation adopted, and on February 14, 2012, revised, a written “code of ethics” that meets the standards outlined in Form 40-F and applies to all of the Corporation’s directors, officers and employees, which is available on the Corporation’s website, www.westernwindenergy.com, under “Corporate Governance”. In addition, the Corporation will provide a copy of its code of ethics, free of charge, in response to a written request.

No substantive amendments to the code of ethics were adopted during the year ended December 31, 2011. No “waiver” or “implicit waiver,” as such terms are defined in the Form 40-F, was granted relating to any provision of the code of ethics during the year ended December 31, 2011.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP served as the Corporation’s auditing firm for the fiscal years ended December 31, 2011 and 2010. Aggregate fees billed to the Corporation for professional services rendered by Deloitte & Touche LLP during the fiscal years ended December 31, 2011 and 2010 are detailed below:

			Fiscal 2011		Fiscal 2010 (1)
	Audit Fees		$366,154		$260,682
	Audit-Related Fees	$	Nil	$	Nil
	Tax Fees		$288,836		$45,938
	All Other Fees	$	Nil	$	Nil
	Total Fees		$654,990		$306,620

(1)	Based on the Federal Reserve Bank of St. Louis average annual exchange rate for 2010, which was Cdn$1.00 = U.S.$1.0301.

The nature of each category of fees is as follows:

“Audit Fees” are the aggregate fees billed for the audit of the Corporation’s consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Corporation’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard setting bodies or other regulatory or standard setting bodies.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees”. This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Corporation’s financial reporting.

“Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

There were no other fees paid.

Audit Committee’s pre-approval policies and procedures

The Audit Committee engages the independent registered chartered accountants to audit the financial statements, and approves all audit services, audit-related services, tax services and other services, if any, provided by the Corporation’s auditors. Any services provided by the Corporation’s auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations of the Corporation are filed as Document 4 and incorporated by reference in this annual report on Form 40-F.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Corporation filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on March 30, 2012, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. The Form F-X is incorporated herein by reference.

Any further change to the name or address of the agent for service of process of the Corporation shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Corporation.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT ON FORM 40-F

1.	Annual Information Form of the Corporation for the year ended December 31, 2011.

2.	The following audited consolidated financial statements of the Corporation are exhibits to and form a part of this annual report on Form 40-F:

Report of Independent Registered Chartered Accountants;

Consolidated Balance Sheets as of December 31, 2011 and 2010;

Consolidated Statements of Operations for the years ended December 31, 2011 and 2010;

Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010; and

Consolidated Statements of Shareholders’ Equity, Comprehensive Income (Loss) and Warrants for the years ended December 31, 2011 and 2010.

Notes to Consolidated Financial Statements.

3.	Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2011

4.	Contractual Obligations of the Corporation as at December 31, 2011.

EXHIBIT INDEX

Exhibit	Title of Exhibit
No.

99.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on March 30, 2012, and hereby incorporated by reference herein.

99.6	Consent of Deloitte & Touche LLP

101	The following materials from Western Wind Energy Corp.’s annual report on Form 40-F for the year ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language), furnished herewith: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Shareholders’ Equity, Comprehensive Income (Loss) and Warrants, and (v) Notes to Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.

By:	/s/ Jeffrey J. Ciachurski
Name: Jeffrey J. Ciachurski
Title: Chief Executive Officer

Date: March 30, 2012